40-33

STRADLEY RONON
ATTORNEYS AT LAW

Stradley Ronon Stevens & Young, LLP
2600 One Commerce Square
Philadelphia, PA 19103-7098
Telephone (215) 564-8000
Fax (215) 564-8120

Michael D. Mabry
MMabry@stradley.com
215-564-8011

FEB - 6 2004

February 6, 2004

BY HAND DELIVERY

04007395

Filing Desk
U.S. Securities and Exchange Commission
450 Fifth Street N.W.
Washington, DC 20549

PROCESSED
FEB 11 2004
THOMSON FINANCIAL

RE: PBHG Funds (1940 Act No. 811-04391) (the "Fund")
Filing Pursuant to Section 33(A) of the Investment Company Act of 1940, as amended, (the "1940 Act")

Ladies and Gentleman:

Enclosed on behalf of the above-referenced registrant are ten (10) private litigation complaints filed pursuant to Section 33(A) of the 1940 Act. Attached is a chart providing the relevant information for each such complaint filed with its respective court. We do not believe that these complaints have been formally served on the Fund.

If you have any questions, please contact me at the number above.

Sincerely,

Michael D. Mabry

Michael D. Mabry

Enc.
cc: Randolph S. Koch
Division of Investment Management
John M. Zerr, Esquire (w/o enclosures)
William H. Rheiner (w/o enclosures)

CASE	DATE FILED	COURT	DOCKET NUMBER
Carey v. Pilgrim Baxter & Associates Ltd., et al.	11/14/03	USDC-E.D. PA	03-06255-cmr
Brody v. Pilgrim Baxter & Associates, Ltd., et at.	11/19/03	USDC-S.D. NY	03-9216-nrb
Binder v. PBHG Growth Fund, et. al.	11/24/03	USDC-E.D. PA	03-6411-cmr
Peroff v. Pilgrim Baxter & Associates, Ltd., et. al.	12/5/03	USDC-E.D. PA	03-6570-cmr
Knopf v. Pilgrim Baxter & Associates, et. al.	12/5/03	USDC- S.D. NY	03-9655-ua
Atassi v. Pilgrim Baxter & Associates, Ltd., et. al.	12/10/03	USDC- S.D. NY	03-9790-ua
Schonbrun v. PBHG Growth Fund, et. al.	12/12/03	USDC-E.D. PA	03-6710-cmr
Schwartz v. Old Mutual Asset Management	12/24/03	USDC- S.D. NY	03-10232-ua
Robert et al. v. PBHG Funds	12/30/03	USDC- S.D. NY	03-10277
Roberts v. Pilgrim Baxter & Associates, Ltd., et al	1/7/04	USDC-E.D. PA	04-00054-cmr

UNITED STATES DISTRICT COURT
EASTERN DISTRICT OF PENNSYLVANIA

STEPHEN CAREY, Individually and On Behalf of All Others Similarly Situated, Plaintiff, vs. PILGRIM BAXTER & ASSOCIATES, LTD., PBHG FUND DISTRIBUTORS, PBHG FUNDS, HAROLD J. BAXTER, GARY L. PILGRIM, PBHG GROWTH FUND, PBHG EMERGING GROWTH FUND, PBHG LARGE CAP GROWTH FUND, PBHG SELECT GROWTH FUND, PBHG FOCUSED VALUE FUND, PBHG LARGE CAP VALUE FUND, PBHG MID-CAP VALUE FUND, PBHG SELECT EQUITY FUND, PBHG SMALL CAP VALUE FUND, PBHG LARGE CAP 20 FUND, PBHG STRATEGIC SMALL COMPANY FUND, PBHG DISCIPLINED EQUITY FUND, PBHG LARGE CAP FUND, PBHG MID-CAP FUND, PBHG SMALL CAP FUND, PBHG CLIPPER FOCUS FUND, PBHG SMALL CAP VALUE FUND, TS&W SMALL CAP VALUE FUND, LLC, PBHG REIT FUND, PBHG TECHNOLOGY & COMMUNICATIONS FUND, PBHG IRA CAPITAL PRESERVATION FUND, PBHG INTERMEDIATE FIXED INCOME FUND, PBHG CASH RESERVES FUND, and DOES 1 - 100, Defendants.	**CIVIL ACTION NO.** CLASS ACTION COMPLAINT **JURY TRIAL DEMANDED**

Plaintiff, Stephen Carey ("Plaintiff"), individually and on behalf of all other persons similarly situated, by his undersigned attorneys, for his complaint against defendants, alleges the following based upon personal knowledge as to himself and his own acts, and information and belief as to all other matters, based upon, *inter alia*, the investigation conducted by and through his attorneys, which included, among other things, a review of the defendants' public documents, conference calls and announcements made by defendants, United States Securities and Exchange Commission ("SEC") filings, wire and press releases published by and regarding the PBHG Family of Mutual Funds and advisories about the funds, and information readily obtainable on the Internet. Plaintiff believes that substantial evidentiary support will exist for the allegations set forth herein after a reasonable opportunity for discovery.

NATURE OF THE ACTION

1. This is a class action on behalf of a class (the "Class") of all purchasers, redeemers and holders of PBHG family of funds (as defined below), who purchased, held, or otherwise acquired shares between November 13, 1998 and November 13, 2003 (the "Class Period"), seeking to pursue remedies under the Securities Act of 1933 (the "Securities Act"), the Securities Exchange Act of 1934 (the "Exchange Act"), the Investment Company Act of 1940 (the "Investment Company Act"), and for common law breach of fiduciary duties.

JURISDICTION AND VENUE

2. The claims asserted herein arise under and pursuant to Sections 10(b), and 20(a) of the Exchange Act, [15 U.S.C. §§ 78j(b) and 78t(a)], and Rule 10b-5 promulgated thereunder [17 C.F.R. §240.10b-5]. Additionally, this action arises under Sections 11 and 15 of the Securities Act of 1933 (the "Securities Act") [15 U.S.C. §§ 77k, 77l(a)(2), and 77(o)] and pursuant to §36 of the Investment Company Act [15 U.S.C. § 80a-35].

3. This Court has jurisdiction over the subject matter of this action pursuant to § 27 of the Exchange Act of 1934 [15 U.S.C. § 78aa]; Section 22 of the Securities Act [15 U.S.C. § 77v]; and §36 of the Investment Company Act [15 U.S.C. § 80a-35].

4. Venue is proper in this District pursuant to 28 U.S.C. § 1391(b), as many of the acts and practices complained of herein occurred in substantial part in this District.

5. In connection with the acts alleged in this complaint, defendants, directly or indirectly, used the means and instrumentalities of interstate commerce, including, but not limited to, the mails, interstate telephone communications and the facilities of the national securities markets.

PARTIES

6. Plaintiff bought and held shares of PBHG Clipper Focus Fund during the Class Period and has suffered damages as a result of the wrongful acts of defendants as alleged herein.

7. Defendant Pilgrim Baxter & Associates, Ltd. ("Pilgrim Baxter") is a registered investment adviser located in Wayne, Pennsylvania. Pilgrim Baxter manages the PBHG Family of Mutual Funds. Pilgrim Baxter maintains its principle place of business at 1400 Liberty Ridge Drive, Wayne, Pennsylvania 19087.

8. The PBHG Funds are the registrant and issuer of the shares the PBHG Family of Mutual Funds. The PBHG Funds maintains its principle place of business at 1400 Liberty Ridge Drive, Wayne, Pennsylvania 19087.

9. PBHG Fund Distributors is the distributors of the PBHG Family of Mutual Funds and maintains its principle place of business at 1400 Liberty Ridge Drive, Wayne, Pennsylvania 19087.

10. Defendant Harold J. Baxter ("Baxter") was one of the co-founders of Pilgrim Baxter. During the Class Period, defendant Baxter served as chief executive officer and chairman. On November 13, 2002, Pilgrim Baxter announced that defendant Baxter had stepped down from his position with Pilgrim Baxter.

11. Defendant Gary L. Pilgrim ("Pilgrim") was one of the co-founders of Pilgrim Baxter. During the Class Period, defendant Pilgrim served as chief operating officer. On November 13, 2002, Pilgrim Baxter announced that defendant Pilgrim had stepped down from his position with Pilgrim Baxter.

12. Defendants PBHG Growth Fund, PBHG Emerging Growth Fund, PBHG Large Cap Growth Fund, PBHG Select Growth Fund, PBHG Focused Value Fund, PBHG Large Cap Value Fund, PBHG Mid-Cap Value Fund, PBHG Select Equity Fund, PBHG Small Cap Value Fund, PBHG Large Cap 20 Fund, PBHG Strategic Small Company Fund, PBHG Disciplined Equity Fund, PBHG Large Cap Fund, PBHG Mid-Cap Fund, PBHG Small Cap Fund, PBHG Clipper Focus Fund, PBHG Small Cap Value Fund, TS&W Small Cap Value Fund, LLC, PBHG Focused Fund, PBHG REIT Fund, PBHG Technology & Communications Fund, PBHG IRA Capital Preservation Fund, PBHG Intermediate Fixed Income Fund, and PBHG Cash Reserves Fund (collectively referred as the "PBHG Mutual Funds") are mutual funds that are registered under the Investment Company Act and managed by Pilgrim Baxter with its principle place of business located 1400 Liberty Ridge Drive, Wayne, PA 19087.

13. The true names and capacities (whether individual, corporate, associate, or otherwise) of defendants Does 1 through 100, inclusive, and each of them, are unknown to Plaintiff, who sues said defendants by such fictitious names. Plaintiff is informed and believes and thereon alleges that

each of the defendants fictitiously named herein is legally responsible in some actionable manner for the events described herein, and thereby proximately caused the damage to the Plaintiff and the members of the Class.

CLASS ACTION ALLEGATIONS

14. Plaintiff brings this action as a federal class action pursuant to Federal Rules of Civil Procedure 23(a) and (b)(3) on behalf of a class (the "Class"), consisting of all purchasers, redeemers and holders of the mutual fund shares that are the subject of this lawsuit, who purchased, held, or otherwise acquired shares between November 13, 1998 and November 13, 2003, inclusive, (the "Class Period") and who were damaged thereby. Excluded from the Class are defendants, the officers and directors of the Company, members of their immediate families and their legal representatives, heirs, successors or assigns and any entity in which defendants have or had a controlling interest.

15. The members of the Class are so numerous that joinder of all members is impracticable. While the exact number of Class members is unknown to Plaintiff at this time and can only be ascertained through appropriate discovery, Plaintiff believes that there are hundreds or thousands of members in the proposed Class.

16. Plaintiff's claims are typical of the claims of the members of the Class, because plaintiffs and all of the Class members sustained damages arising out of defendants' wrongful conduct complained of herein.

17. Plaintiff will fairly and adequately protect the interests of the Class members and has retained counsel who are experienced and competent in class actions and securities litigation.

18. A Class Action is superior to all other available methods for the fair and efficient adjudication of this controversy, since joinder of all members is impracticable. Furthermore, as the damages suffered by individual members of the Class may be relatively small, the expense and burden of individual litigation make it impossible for the members of the Class to individually redress the wrongs done to them. There will be no difficulty in the management of this action as a class action.

19. Questions of law and fact common to the members of the Class predominate over any questions that may affect only individual members, in that defendants have acted on grounds generally applicable to the entire Class. Among the questions of law and fact common to the Class are:

(a) Whether the federal securities laws were violated by Defendants' acts as alleged herein;

(b) Whether Defendants breached their fiduciary duties by engaging in fraudulent activity; and

(c) Whether the members of the Class have sustained damages and, if so, what is the appropriate measure of damages.

SUBSTANTIVE ALLEGATIONS

BACKGROUND

20. This action concerns a fraudulent scheme and course of action which was intended to and indeed did benefit mutual funds and their advisors at the expense of mutual fund investors.

In connection therewith, defendants violated their fiduciary duties to their customers in return for substantial fee and other income for themselves and their affiliates.

21. The defendants' wrongful conduct involved "timing" of mutual funds. "Timing" is an investment technique involving short-term, "in and out" trading of mutual fund shares. The technique is designed to exploit inefficiencies in the way mutual fund companies price their shares. It is widely acknowledged that timing inures to the detriment of long-term shareholders. Because of this detrimental effect, mutual fund prospectuses typically state that timing is monitored and the funds work to prevent it. Nonetheless, in return for investments that will increase fund managers' fees, fund managers enter into undisclosed agreements to allow timing.

22. In fact, certain mutual fund companies have employees (generally referred to as the "timing police") who are supposed to detect "timers" and put a stop to their short-term trading activity. Nonetheless, defendants arranged to give Defendant Pilgrim's private investment limited partnership and other market timers a "pass" with the timing police, who would look the other way rather than attempt to shut down their short-term trading.

23. The mutual fund prospectuses for the funds at issue created the misleading impression that mutual funds were vigilantly protecting investors against the negative effects of timing. In fact, the opposite was true: defendants sold the right to time their funds to Defendant Pilgrim's private investment limited partnership and other hedge fund investors. The prospectuses were silent about these arrangements.

24. As a result of the "timing" of mutual funds, Defendant Pilgrim's private investment limited partnership, other timers, and defendants and their intermediaries profited handsomely. The

losers were unsuspecting long-term mutual fund investors. Defendants' profits came dollar-for-dollar out of their pockets.

TIMING

25. Mutual funds are designed for buy-and-hold investors, and are therefore the favored homes for Americans' retirement and college savings accounts. Nevertheless, quick-turnaround traders routinely try to trade in and out of certain mutual funds in order to exploit inefficiencies in the way they set their Net Asset Values or "NAVs."

26. This strategy works only because some funds use "stale" prices to calculate the value of securities held in the fund's portfolio. These prices are "stale" because they do not necessarily reflect the "fair value" of such securities as of the time the NAV is calculated. A typical example is a U.S. mutual fund that holds Japanese shares. Because of the time zone difference, the Japanese market may close at 2:00 a.m. New York time. If the U.S. mutual fund manager uses the closing prices of the Japanese shares in his or her fund to arrive at an NAV at 4:00 p.m. in New York, he or she is relying on market information that is fourteen hours old. If there have been positive market moves during the New York trading day that will cause the Japanese market to rise when it later opens, the stale Japanese prices will not reflect them, and the fund's NAV will be artificially low. Put another way, the NAV does not reflect the true current market value of the stocks the fund holds. On such a day, a trader who buys the Japanese fund at the "stale" price is virtually assured of a profit that can be realized the next day by selling. Taking advantage of this kind of short-term arbitrage repeatedly in a single mutual fund is called "timing" the fund.

27. Effective timing captures an arbitrage profit. The arbitrage profit from timing comes dollar-for-dollar out of the pockets of the long-term investors: the timer steps in at the last moment

and takes part of the buy-and-hold investors' upside when the market goes up, so the next day's NAV is reduced for those who are still in the fund. If the timer sells short on bad days -- as Defendant Pilgrim's private investment limited partnership did -- the arbitrage has the effect of making the next day's NAV lower than it would otherwise have been, thus magnifying the losses that investors are experiencing in a declining market.

28. Besides the wealth transfer of arbitrage (called "dilution"), timers also harm their target funds in a number of other ways. They impose their transaction costs on the long-term investors. Indeed, trades necessitated by timer redemptions can also lead to realization of taxable capital gains at an undesirable time, or may result in managers having to sell stock into a falling market. Accordingly, fund managers often seek to minimize the disruptive impact of timers by keeping cash on hand to pay out the timers' profits without having to sell stock. This "strategy" does not eliminate the transfer of wealth out of the mutual fund caused by timing; it only reduces the administrative cost of those transfers. However, at the same time it can also reduce the overall performance of the fund by requiring the fund manager to keep a certain amount of the funds' assets in cash at all times, thus depriving the investors of the advantages of being fully invested in a rising market. Some fund managers even enter into special investments as an attempt to "hedge" against timing activity (instead of just refusing to allow it), thus deviating altogether from the ostensible investment strategy of their funds, and incurring further transaction costs.

29. Mutual fund managers are aware of the damaging effect that timers have on their funds. While it is virtually impossible for fund managers to identify every timing trade, large movements in and out of funds -- like those made by Defendant Pilgrim's private investment limited

partnership -- are easy for managers to spot. And mutual fund managers have tools to fight back against timers.

30. Fund managers typically have the power simply to reject timers' purchases. As fiduciaries for their investors, mutual fund managers are obliged to do their best to use these weapons to protect their customers from the dilution that timing causes.

31. The incentive to the defendant mutual funds to engage in such wrongdoing is as follows. Typically a single management company sets up a number of mutual funds to form a family. While each mutual fund is in fact its own company, as a practical matter the management company runs it. The portfolio managers who make the investment decisions for the funds and the executives to whom they report are all typically employees of the management company, not the mutual funds themselves. Still, the management company owes fiduciary duties to each fund and each investor.

32. The management company makes its profit from fees it charges the funds for financial advice and other services. These fees are typically a percentage of the assets in the fund, so the more assets in the family of funds, the more money the manager makes. The timer understands this perfectly, and frequently offers the manager more assets in exchange for the right to time. Fund managers have succumbed to temptation and allowed investors in the target funds to be hurt in exchange for additional money in their own pockets in the form of higher management fees.

33. Thus, by keeping money -- often many million dollars -- in the same family of mutual funds (while moving the money from fund to fund), Defendant Pilgrim's private investment limited partnership assured the manager that he or she would collect management and other fees on the amount whether it was in the target fund, the resting fund, or moving in between. In addition,

sometimes the manager would waive any applicable early redemption fees. By doing so, the manager would directly deprive the fund of money that would have partially reimbursed the fund for the impact of timing.

34. As an additional inducement for allowing the timing, fund managers often received "sticky assets." These were typically long-term investments made not in the mutual fund in which the timing activity was permitted, but in one of the fund manager's financial vehicles (e.g., a bond fund or a hedge fund run by the manager) that assured a steady flow of fees to the manager.

35. These arrangements were never disclosed to mutual fund investors. On the contrary, many of the relevant mutual fund prospectuses contained materially misleading statements assuring investors that the fund managers discouraged and worked to prevent mutual fund timing.

THE SCHEME AT PILGRIM BAXTER

36. In connection with an examination of active trading of mutual fund shares by the United States Securities and Exchange Commission ("SEC") and the New York Attorney General ("NYAG"), Pilgrim Baxter received inquiries and subpoenas for documents from those agencies on July 28, 2003.

37. Soon after receiving inquiries and subpoenas from the SEC and NYAG, Pilgrim Baxter retained independent counsel to assist in responding to these inquiries and to conduct a thorough and independent examination of mutual fund shareholder trading practices in the PBHG Fund Family.

38. On September 3, 2003, NYAG Elliot Spitzer (the "Attorney General") attacked the mutual fund industry by filing a complaint charging fraud against Edward Stern and Canary Capital Partners, LLC ("Canary") in connection with the unlawful mutual practices of late trading and

timing. More specifically, the Attorney General alleged the following: "Canary developed a complex strategy that allowed it to in effect sell mutual funds short and profit on declining NAVs." Additionally, the Attorney General alleged that Canary set up arrangements with Bank of America, Bank One, Janus, and Strong to late trade and time those companies respective mutual funds. The Attorney General further alleged:

> Bank of America . . .(i) set Canary up with a state-of-the art electronic late trading platform, allowing it to trade late in the hundreds of mutual funds that the bank offers to its customers, (ii) gave Canary permission to time the Nations Funds Family (iii) provided Canary with approximately $300 million of credit to finance this late trading and timing, and (iv) sold Canary the derivative short positions it needed to time the funds as the market dropped. None of these facts were disclosed in the Nations Funds prospectuses. In the process, Canary became one of Bank of America's largest customers. The relationship was mutually beneficial in that Canary made tens of millions through late trading and timing, while the various parts of the Bank of America that serviced Canary made millions themselves.

39. On November 13, 2003, Pilgrim Baxter announced that founders defendants Baxter and Pilgrim have stepped down from their positions with the firm. Additionally, Pilgrim Baxter stated:

> "As a result of the well publicized examination of mutual fund firms' policies and practices by government regulators, in September we initiated an internal review of our own past practices. That review, conducted with the assistance of independent experts, has raised questions about decisions the prior management team made before December 2001, when they sought to eliminate all market timing in the PBHG Funds. That review has brought into focus conduct that was not, in our view, consistent with the highest standards of professional and ethical behavior. We have brought these matters to the attention of the PBHG Funds Board of Trustees and regulatory authorities. The interest of our funds' shareholders and the integrity of our firm are our highest priorities. Therefore, we have proposed specific actions to resolve the issue."

40. Pilgrim Baxter further stated:

> **At issue is a passive investment on the part of Mr. Pilgrim in a private investment limited partnership, unaffiliated with Pilgrim Baxter, that, with Mr. Baxter's knowledge when he was CEO, actively purchased and redeemed shares of certain PBHG Funds and other mutual funds using a quantitative tactical asset allocation model based solely on publicly available information.** Mr. Pilgrim's initial investment in the limited partnership began in 1995 and has continued to the present, while the limited partnership's investment activity in the PBHG Funds was limited to the period from March 2000 to December 2001. (Emphasis added.)

41. The actions of the defendants have harmed plaintiff and members of the class. In essence, the defendants' actions of allowing market timing to occur have caused plaintiff and members of the class's shares to be diluted in value.

42. As such, defendants have breached their fiduciary duties to plaintiff and the class by lying to investors about their effort to curb market timers by entering into undisclosed agreements intended to boost their fees and permitting their defendant Pilgrim's private investment limited partnership and others to time the mutual funds. As a result, defendants have violated the Securities Act, the Exchange Act, the Investment Company Act, and common law fiduciary duties.

THE PBHG MUTUAL FUNDS' PROSPECTUSES WERE MATERIALLY FALSE AND MISLEADING

43. The PBHG Mutual Funds' Prospectuses stated: "**The Fund also charges the redemption/exchange fee to discourage market timing by those shareholders initiating redemptions or exchanges to take advantage of short-term market movements.**" (Emphasis added.)

44. Given that Pilgrim Baxter allowed market timing of its funds to occur by no less than its founders, its prospectuses were false and misleading because it failed to disclose the following:

(a) that defendants had entered into unlawful agreements allowing the defendant Pilgrim's private investment limited partnership and Doe Defendants to time its trading of the PBHG Mutual Funds shares; (b) that, pursuant to those agreements, defendant Pilgrim's private investment limited partnership and the Doe Defendants regularly timed the PBHG Mutual Funds; (c) that, contrary to the representations in the Prospectuses, the PBHG Mutual Funds only enforced their policy against frequent traders selectively; (d) that the defendants regularly allowed defendant Pilgrim's private investment limited partnership and the Doe Defendants to engage in trades that were disruptive to the efficient management of the PBHG Mutual Funds and/or increased the PBHG Mutual Funds' costs; thereby reducing the PBHG Mutual Funds actual performance; and (e) the Prospectuses failed to disclose that, pursuant to the unlawful agreements, defendant Pilgrim's private investment limited partnership and Doe Defendants benefitted financially at the expense of PBHG Mutual Funds' investors including plaintiff and other members of the Class.

UNDISCLOSED ADVERSE INFORMATION

45. The market for the PBHG Mutual Funds was open, well-developed and efficient at all relevant times. As a result of these materially false and misleading statements and failures to disclose, the PBHG Mutual Funds traded at distorted prices during the Class Period. Plaintiff and other members of the Class purchased or otherwise acquired the PBHG Mutual Funds relying upon the integrity of the NAV for the PBHG Mutual Funds and market information relating to the PBHG Mutual Funds, and have been damaged thereby.

46. During the Class Period, defendants materially misled the investing public, thereby distorting the NAV of the PBHG Mutual Funds, by allowing Defendant Pilgrim's private investment limited partnership and the Doe Defendants to time the PBHG Mutual Funds.

47. At all relevant times, the material misrepresentations and omissions particularized in this Complaint directly or proximately caused or were a substantial contributing cause of the damages sustained by plaintiff and other members of the Class.

ADDITIONAL SCIENTER ALLEGATIONS

48. As alleged herein, defendants acted with scienter in that defendants knew that the public documents and statements issued or disseminated in the namé of the PBHG Mutual Funds were materially false and misleading; knew that such statements or documents would be issued or disseminated to the investing public; and knowingly and substantially participated or acquiesced in the issuance or dissemination of such statements or documents as primary violations of the federal securities laws. As set forth elsewhere herein in detail, defendants, by virtue of their receipt of information reflecting the true facts regarding the PBHG Mutual Funds, their control over, and/or receipt and/or modification of the PBHG Mutual Funds allegedly materially misleading misstatements and/or their associations with the PBHG Mutual Funds which made them privy to confidential proprietary information concerning the PBHG Mutual Funds, participated in the fraudulent scheme alleged herein.

49. Additionally, the defendants were highly motivated to allow and facilitate the wrongful conduct alleged herein and participated in and/or had actual knowledge of the fraudulent conduct alleged herein. In exchange for allowing the unlawful practices alleged herein, the defendants, among other things, received increased management fees from "sticky assets" as well as an increased number of transactions in and out of the funds, and were able to profit from this illegal activity. In short, defendants siphoned money out of the mutual funds and their own pockets.

50. The defendants were motivated to participate in the wrongful scheme by the enormous profits they derived thereby. They systematically pursued the scheme with full knowledge of its consequences to other investors.

Applicability Of Presumption Of Reliance:
Fraud-On-The-Market Doctrine

51. At all relevant times, the market for the PBHG Mutual Funds were an efficient market for the following reasons, among others:

(a) The PBHG Mutual Funds met the requirements for listing, and was listed and actively traded on a highly efficient and automated market;

(b) As a regulated issuer, the PBHG Mutual Funds filed periodic public reports with the SEC;

(c) The PBHG Mutual Funds regularly communicated with public investors via established market communication mechanisms, including through regular disseminations of press releases on the national circuits of major newswire services and through other wide-ranging public disclosures, such as communications with the financial press and other similar reporting services; and

(d) The PBHG Mutual Funds were followed by several securities analysts employed by major brokerage firms who wrote reports which were distributed to the sales force and certain customers of their respective brokerage firms. Each of these reports was publicly available and entered the public marketplace.

52. As a result of the foregoing, the market for the PBHG Mutual Funds promptly digested current information regarding the PBHG Mutual Funds from all publicly available sources

and reflected such information in the PBHG Mutual Funds' NAV. Under these circumstances, all purchasers of the PBHG Mutual Funds during the Class Period suffered similar injury through their purchase of the PBHG Mutual Funds' NAV at distorted prices and a presumption of reliance applies.

NO SAFE HARBOR

53. The statutory safe harbor provided for forward-looking statements under certain circumstances does not apply to any of the allegedly false statements pleaded in this complaint. Many of the specific statements pleaded herein were not identified as "forward-looking statements" when made. To the extent there were any forward-looking statements, there were no meaningful cautionary statements identifying important factors that could cause actual results to differ materially from those in the purportedly forward-looking statements. Alternatively, to the extent that the statutory safe harbor does apply to any forward-looking statements pleaded herein, defendants are liable for those false forward-looking statements because at the time each of those forward-looking statements was made, the particular speaker knew that the particular forward-looking statement was false, and/or the forward-looking statement was authorized and/or approved by an executive officer of the defendants who knew that those statements were false when made.

COUNT ONE
AGAINST PBHG FUND FOR VIOLATIONS OF SECTION 11 OF THE SECURITIES ACT

54. Plaintiff repeats and realleges each and every allegation contained above as if fully set fort herein, except that, for purposes of this claim, plaintiff expressly excludes and disclaims any allegation that could be construed as alleging fraud or intentional or reckless misconduct and otherwise incorporates the allegations contained above.

55. This claim is brought pursuant to Section 11 of the Securities Act, 15 U.S.C. § 77k, on behalf of the plaintiff and other members of the Class against PBHG Funds.

56. PBHG Funds are the registrants for the PBHG Mutual Funds sold to plaintiff and the other members of the Class and are statutorily liable under Section 11. PBHG Funds issued, caused to be issued and participated in the issuance of the materially false and misleading written statements and/or omissions of material facts that were contained in the Prospectuses.

57. Plaintiff was provided with the PBHG Clipper Focus Fund Prospectus and, similarly, prior to purchasing units of each of the other PBHG Mutual Funds, all Class members likewise received the appropriate prospectus. Plaintiff and other Class members purchased shares of the PBHG Mutual Funds traceable to the relevant false and misleading Prospectuses and were damaged thereby.

58. As set forth herein, the statements contained in the Prospectuses, when they became effective, were materially false and misleading for a number of reasons, including that they stated that it was the practice of the PBHG Mutual Funds to monitor and take steps to prevent timed trading because of its adverse effect on fund investors, and that the trading price was determined as of 4 p.m. each trading day with respect to all investors when, in fact, select investors (defendant Pilgrim's private investment limited partnership and the Does named as defendants herein) were allowed to engage in timed trading. The Prospectuses failed to disclose and misrepresented, *inter alia*, the following material and adverse facts: (a) that defendants had entered into unlawful agreements allowing the defendant Pilgrim's private investment limited partnership and Doe Defendants to time its trading of the PBHG Mutual Funds shares; (b) that, pursuant to those agreements, defendant Pilgrim's private investment limited partnership and the Doe Defendants regularly timed the PBHG

Mutual Funds; (c) that, contrary to the representations in the Prospectuses, the PBHG Mutual Funds only enforced their policy against frequent traders selectively; (d) that the defendants regularly allowed defendant Pilgrim's private investment limited partnership and the Doe Defendants to engage in trades that were disruptive to the efficient management of the PBHG Mutual Funds and/or increased the PBHG Mutual Funds' costs; thereby reducing the PBHG Mutual Funds actual performance; and (e) the Prospectuses failed to disclose that, pursuant to the unlawful agreements, defendant Pilgrim's private investment limited partnership and Doe Defendants benefitted financially at the expense of PBHG Mutual Funds' investors including plaintiff and other members of the Class.

59. At the time they purchased the PBHG Mutual Funds' shares traceable to the defective Prospectuses, plaintiff and Class members were without knowledge of the facts concerning the false and misleading statements or omission alleged herein and could not reasonably have possessed such knowledge. This claim was brought within the applicable statute of limitations.

COUNT TWO
AGAINST PILGRIM BAXTER AND PBHG FUND DISTRIBUTORS AS CONTROL PERSONS FOR VIOLATIONS OF SECTION 15 OF THE SECURITIES ACT

60. Plaintiff repeats and realleges each and every allegation contained above, except that for purposes of this claim, plaintiff expressly excludes and disclaims any allegation that could be construed as alleging fraud or intentional reckless misconduct and otherwise incorporates the allegations contained above.

61. This Claim is brought pursuant to Section 15 of the Securities Act against Pilgrim Baxter and PBHG Fund Distributors as a control persons of PBHG Funds. It is appropriate to treat these defendants as a group for pleading purposes and to presume that the false, misleading, and

incomplete information conveyed in the PBHG Mutual Funds' public filings, press releases and other publications are the actions of Pilgrim Baxter and PBHG Fund Distributors.

62. PBHG Funds are liable under Section 11 of the Securities Act as set forth herein.

63. Pilgrim Baxter and PBHG Fund Distributors are a "control person" of PBHG Funds within the meaning of Section 15 of the Securities Act, by virtue of its position of operational control and/or ownership. At the time plaintiff and other members of the Class purchased shares of the PBHG Mutual Funds, by virtue of their positions of control and authority over PBHG Funds directly and indirectly, had the power and authority, and exercised the same, to cause PBHG Funds to engage in the wrongful conduct complained of herein. PBHG Funds issued, caused to be issued, and participated in the issuance of materially false and misleading statements in the Prospectuses.

64. Pursuant to Section 15 of the Securities Act, by reason of the foregoing, A Pilgrim Baxter and PBHG Fund Distributors are liable to plaintiff and the other members of the Class for the PBHG Funds's primary violations of Section 11 of the Securities Act.

65. By virtue of the foregoing, plaintiff and the other members of the Class are entitled to damages against Pilgrim Baxter and PBHG Fund Distributors.

COUNT THREE
VIOLATION OF SECTION 10(b) OF THE EXCHANGE ACT AGAINST AND RULE 10b-5 PROMULGATED THEREUNDER AGAINST ALL DEFENDANTS

66. Plaintiff repeats and realleges each and every allegation contained above as if fully set forth herein except for Claims brought pursuant to the Securities Act.

67. During the Class Period, each of the defendants carried out a plan, scheme and course of conduct which was intended to and, throughout the Class Period, did deceive the investing public,

including plaintiff and the other Class members, as alleged herein and cause plaintiff and other members of the Class to purchase PBHG Mutual Funds shares or interests at distorted prices and otherwise suffered damages. In furtherance of this unlawful scheme, plan and course of conduct, defendants, and each of them, took the actions set forth herein.

68. Defendants (i) employed devices, schemes, and artifices to defraud; (ii) made untrue statements of material fact and/or omitted to state material facts necessary to make the statements not misleading; and (iii) engaged in acts, practices, and a course of business which operated as a fraud and deceit upon the purchasers of the PBHG Mutual Funds, including plaintiff and other members of the Class, in an effort to enrich themselves through undisclosed manipulative trading tactics by which they wrongfully appropriated PBHG Mutual Funds' assets and otherwise distorted the pricing of their securities in violation of Section 10(b) of the Exchange Act and Rule 10b-5. All defendants are sued as primary participants in the wrongful and illegal conduct and scheme charged herein.

69. Defendants, individually and in concert, directly and indirectly, by the use, means or instrumentalities of interstate commerce and/or of the mails, engaged and participated in a continuous course of conduct to conceal adverse material information about the PBHG Mutual Funds operations, as specified herein.

70. These defendants employed devices, schemes and artifices to defraud and a course of conduct and scheme as alleged herein to unlawfully manipulate and profit from secretly timed trading and thereby engaged in transactions, practices and a course of business which operated as a fraud and deceit upon plaintiff and members of the Class.

71. The defendants had actual knowledge of the misrepresentations and omissions of material facts set forth herein, or acted with reckless disregard for the truth in that they failed to ascertain and to disclose such facts, even though such facts were available to them. Such defendants' material misrepresentations and/or omissions were done knowingly or recklessly and for the purpose and effect of concealing the truth.

72. As a result of the dissemination of the materially false and misleading information and failure to disclose material facts, as set forth above, the market price of the PBHG Mutual Funds were distorted during the Class Period such that they did not reflect the risks and costs of the continuing course of conduct alleged herein. In ignorance of these facts that market prices of the shares were distorted, and relying directly or indirectly on the false and misleading statements made by the defendants, or upon the integrity of the market in which the securities trade, and/or on the absence of material adverse information that was known to or recklessly disregarded by defendants but not disclosed in public statements by defendants during the Class Period, plaintiff and the other members of the Class acquired the shares or interests in the PBHG Mutual Funds during the Class Period at distorted prices and were damaged thereby.

73. At the time of said misrepresentations and omissions, plaintiff and other members of the Class were ignorant of their falsity, and believed them to be true. Had plaintiff and the other members of the Class and the marketplace known of the truth concerning the PBHG Mutual Funds' operations, which were not disclosed by defendants, plaintiff and other members of the Class would not have purchased or otherwise acquired their shares or, if they had acquired such shares or other interests during the Class Period, they would not have done so at the distorted prices which they paid.

74. By virtue of the foregoing, defendants have violated Section 10(b) of the Exchange Act, and Rule 10b-5 promulgated thereunder.

75. As a direct and proximate result of defendants' wrongful conduct, plaintiff and the other members of the Class suffered damages in connection with their respective purchases and sales of the PBHG Mutual Funds shares during the Class Period.

COUNT FOUR
AGAINST HAROLD J. BAXTER, GARY L. PILGRIM, PILGRIM BAXTER, PBHG FUND DISTRIBUTORS, AND PBHG FUNDS AS A CONTROL PERSON FOR VIOLATIONS OF SECTION 20(a) OF THE EXCHANGE ACT

76. Plaintiff repeats and realleges each and every allegation contained above as if fully set forth herein except for Claims brought pursuant to the Securities Act.

77. This Claim is brought pursuant to Section 20(a) of the Exchange Act against Baxter and Pilgrim a as a control person of Pilgrim Baxter, PBHG Fund Distributors, PBHG Funds, and the PBHG Mutual Funds; against Pilgrim Baxter as a control person of PBHG Fund Distributors, PBHG Funds and the PBHG Mutual Funds; and against PBHG Fund Distributors as a control person of PBHG Funds and the PBHG Mutual Funds; and PBHG Funds as a control person of the PBHG Mutual Funds.

78. It is appropriate to treat these defendants as a group for pleading purposes and to presume that the materially false, misleading, and incomplete information conveyed in the PBHG Mutual Funds' public filings, press releases and other publications are the collective actions of Baxter, Pilgrim, Pilgrim Baxter, PBHG Distributors, and PBHG Funds.

79. Baxter, Pilgrim, Pilgrim Baxter, PBHG Distributors, and PBHG Funds are controlling persons of the PBHG Mutual Funds within the meaning of Section 20(a) of the Exchange Act for the reasons alleged herein. By virtue of their operational and management control of the PBHG Mutual Funds' respective businesses and systematic involvement in the fraudulent scheme alleged herein, Baxter, Pilgrim, Pilgrim Baxter, PBHG Distributors, and PBHG Funds each had the power to influence and control and did influence and control, directly or indirectly, the decision-making and actions of the PBHG Mutual Funds, including the content and dissemination of the various statements which plaintiff contends are false and misleading. Baxter, Pilgrim, Pilgrim Baxter, PBHG Distributors, and PBHG Funds had the ability to prevent the issuance of the statements alleged to be false and misleading or cause such statements to be corrected.

80. In particular, each of Baxter, Pilgrim, Pilgrim Baxter, PBHG Distributors, and PBHG Funds had direct and supervisory involvement in the operations of the PBHG Mutual Funds and, therefore, is presumed to have had the power to control or influence the particular transactions giving rise to the securities violations as alleged herein, and exercised the same.

81. As set forth above, Baxter, Pilgrim, Pilgrim Baxter, PBHG Distributors, and PBHG Funds each violated Section 10(b) and Rule 10b-5 by their acts and omissions as alleged in this complaint. By virtue of their positions as controlling persons, Baxter, Pilgrim, Pilgrim Baxter, PBHG Distributors, and PBHG Funds are liable pursuant to Section 20(a) of the Exchange Act. As a direct and proximate result of defendants' wrongful conduct, plaintiff and other members of the Class suffered damages in connection with their purchases of PBHG Mutual Funds securities during the Class Period.

COUNT FIVE

VIOLATION OF SECTION 36(a) OF THE INVESTMENT COMPANY ACT OF 1940 AGAINST ALL DEFENDANTS

82. Plaintiff repeats and realleges each and every allegation contained above as if fully set forth herein.

83. This claim for relief is brought pursuant to Section 36(a) of the Investment Company Act of 1940 against defendants. Under Section 36(a), an implied private right of action exists. See McLachlan v. Simon, 31 F. Supp.2d 731 (N.D. Cal. 1998).

84. Under Section 36(a) of the Investment Company Act, defendants shall be deemed to owe a fiduciary duty to plaintiff and other class members with respect to the receipt of fees and compensation that defendants receive for services of a material nature.

85. Here, defendants have devised and implemented a scheme to obtain substantial fees and other income for themselves and their affiliates by allowing Pilgrim's private investment limited partnership and the Doe Defendants to engage in timing of the PBHG Mutual Funds throughout the Class Period and in violation of their fiduciary duties to their customers, i.e., plaintiff and class members.

86. Defendants engaged in such scheme to only benefit itself and their affiliates by allowing Pilgrim's private investment limited partnership and the Doe Defendants to engage in timing of the PBHG Mutual Funds named herein in return for substantial fees and other income.

87. Defendants have breached the fiduciary duties it owes to plaintiff and other class members by, among other things, devising this plan and scheme solely for its own benefit and by failing to reveal to them material facts which would allow them to make informed decisions about the true value and performance of the Fund.

88. Plaintiffs and other class members have been injured as a result of defendants' breach of fiduciary duty and violation of Section 36(a) of the Investment Act of 1940.

COUNT SIX
VIOLATION OF SECTION 36(b) OF THE INVESTMENT COMPANY ACT OF 1940 AGAINST ALL DEFENDANTS

89. Plaintiff repeats and realleges each and every allegation contained above as if fully set forth herein.

90. This claim for relief is brought pursuant to Section 36(b) of the Investment Company Act of 1940 against defendants.

91. Under Section 36(b) of the Investment Company Act, defendants shall be deemed to owe a fiduciary duty to plaintiff and other class members with respect to the receipt of fees and compensation that defendants receive for services of a material nature.

92. Here, defendants have devised and implemented a scheme to obtain substantial fees and other income for themselves and their affiliates by allowing Pilgrim's private investment limited partnership and the Doe Defendants to engage in timing of the PBHG Mutual Funds throughout the Class Period and in violation of their fiduciary duties to their customers, i.e., plaintiff and class members.

93. Defendants engaged in such scheme to only benefit itself and their affiliates by allowing Pilgrim's private investment limited partnership and the Doe Defendants to engage in timing of the PBHG Mutual Funds in return for substantial fees and other income.

94. Defendants have breached the fiduciary duties it owes to plaintiff and other Class members by, among other things, devising this plan and scheme solely for its own benefit and by

failing to reveal to them material facts which would allow them to make informed decisions about the true value and performance of the Fund.

95. Plaintiff and other class members have been injured as a result of defendants' breach of fiduciary duty and violation of Section 36(b) of the Investment Act of 1940.

COUNT SEVEN
AGAINST ALL DEFENDANTS
FOR BREACH OF FIDUCIARY DUTIES

96. Plaintiff repeats and realleges each and every allegation contained above as if fully set forth herein.

97. Plaintiff and the Class placed their trust and confidence in Baxter, Pilgrim, Pilgrim Baxter, PBHG Distributors, and PBHG Funds to manage the assets they invested in the PBHG Mutual Funds.

98. Plaintiff and the Class reasonably expected that Baxter, Pilgrim, Pilgrim Baxter, PBHG Distributors, and PBHG Funds would honor its obligations to them by, among other things, observing the securities laws and honoring the representations made in the PBHG Mutual Funds' prospectuses.

99. Baxter, Pilgrim, Pilgrim Baxter, PBHG Distributors, and PBHG Funds aided and abetted by the other Defendants, who are co-conspirators, breached its fiduciary duties to the Plaintiff and the Class by violating the securities laws and breaching express and implied representations contained in the PBHG Mutual Funds' prospectuses for the benefit of the PBHG Mutual Funds and each of the other defendants.

100. Each of the Defendants was an active participant in the breach of fiduciary duty and participated in the breach for the purpose of advancing their own interests.

101. Plaintiff and the Class have been specially injured by defendants' wrongdoing. For example, those class members who redeemed their shares during the Class Period received less than what they would have been entitled to had certain individuals not engaged in illegal market timing. Additionally, certain members of the Class (i.e., those who purchased their mutual fund shares legally), were treated differently than those purchasers that were market timers.

102. Baxter, Pilgrim, Pilgrim Baxter, PBHG Distributors, and PBHG Funds aided and abetted by the other Defendants, who are also co-conspirators, acted in bad-faith, for personal gain and in furtherance of his, her or its own financial advantage in connection with the wrongful conduct complained of in this complaint.

103. As a direct and proximate result of the defendants' foregoing breaches of fiduciary duties, plaintiff and the members of the Class have suffered damages.

104. Baxter, Pilgrim, Pilgrim Baxter, PBHG Distributors, and PBHG Funds and the other Defendants, as aiders, abettors, and co-conspirators, are each jointly and severally liable for an amount to be determined at trial.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff on behalf of herself and of the Class pray for relief and judgment, as follows:

(a) Declaring this action to be a class action pursuant to Rule 23(a) and (b)(3) of the Federal Rules of Civil Procedure on behalf of the Class defined herein;

(b) Awarding plaintiffs and the members of the Class damages in an amount which may be proven at trial, together with interest thereon;

(c) Awarding plaintiffs and the members of the Class pre-judgment and post-judgment interest, as well as their reasonable attorneys' and experts' witness fees and other costs;

(d) Awarding such other and further relief as this Court may deem just and proper including any extraordinary equitable and/or injunctive relief as permitted by law or equity to attach, impound or otherwise restrict the defendants' assets to assure plaintiffs have an effective remedy; and

(e) Such other relief as this Court deems appropriate.

JURY TRIAL DEMANDED

Plaintiff hereby demands a trial by jury.

Dated

Respectfully submitted,

SCHIFFRIN & BARROWAY, LLP

By:________________________
Marc A. Topaz
Richard A. Maniskas
Three Bala Plaza East
Suite 400
Bala Cynwyd, PA 19004
(610) 667-7706

CAULEY GELLER BOWMAN & RUDMAN, LLP
Samuel H. Rudman
Robert M. Rothman
David Rosenfeld
200 Broadhollow Road, Suite 406
Melville, NY 11747
(631) 367-7100

Attorneys for Plaintiff

JUDGE BUCHWALD

03 CV 9216

UNITED STATES DISTRICT COURT
SOUTHERN DISTRICT OF NEW YORK

AARON BRODY, Individually and On Behalf of All Others Similarly Situated, Plaintiff, vs. PILGRIM BAXTER & ASSOCIATES, LTD., PBHG FUND DISTRIBUTORS, PBHG FUNDS, HAROLD J. BAXTER, GARY L. PILGRIM, PBHG GROWTH FUND, PBHG EMERGING GROWTH FUND, PBHG LARGE CAP GROWTH FUND, PBHG SELECT GROWTH FUND, PBHG FOCUSED VALUE FUND, PBHG LARGE CAP VALUE FUND, PBHG MID-CAP VALUE FUND, PBHG SELECT EQUITY FUND, PBHG SMALL CAP VALUE FUND, PBHG LARGE CAP 20 FUND, PBHG STRATEGIC SMALL COMPANY FUND, PBHG DISCIPLINED EQUITY FUND, PBHG LARGE CAP FUND, PBHG MID-CAP FUND, PBHG SMALL CAP FUND, PBHG CLIPPER FOCUS FUND, PBHG SMALL CAP VALUE FUND, TS&W SMALL CAP VALUE FUND, LLC, PBHG REIT FUND, PBHG TECHNOLOGY & COMMUNICATIONS FUND, PBHG IRA CAPITAL PRESERVATION FUND, PBHG INTERMEDIATE FIXED INCOME FUND, PBHG CASH RESERVES FUND, and DOES 1-100, Defendants.	Civil Action No. CLASS ACTION COMPLAINT JURY TRIAL DEMANDED

RECEIVED
NOV 19 2003
U.S.D.C. S.D. N.Y.
CASHIERS

Plaintiff, Aaron Brody ("Plaintiff"), individually and on behalf of all other persons similarly situated, by his undersigned attorneys, for his complaint against Defendants, alleges the following based upon the investigation conducted by and through his attorneys, which included, among other things, a review of the Defendants' public documents, conference calls and announcements made by Defendants, United States Securities and Exchange Commission ("SEC") filings, wire and press releases published by and regarding the PBHG Family of Mutual Funds and advisories about the funds, and information readily obtainable on the Internet.

Plaintiff believes that substantial evidentiary support will exist for the allegations set forth herein after a reasonable opportunity for discovery.

NATURE OF THE ACTION

1. This is a class action on behalf of a class (the "Class") of all purchasers, redeemers and holders of PBHG family of funds (as defined below) who purchased, held or otherwise acquired shares between November 13, 1998 and November 13, 2003 (the "Class Period"), seeking to pursue remedies under the Securities Act of 1933 (the "Securities Act"), the Securities Exchange Act of 1934 (the "Exchange Act"), and the Investment Company Act of 1940 (the "Investment Company Act"), and for common law breach of fiduciary duties.

JURISDICTION AND VENUE

2. The claims asserted herein arise under and pursuant to Sections 10(b), and 20(a) of the Exchange Act [15 U.S.C. § 78j(b) and 78t(a)], and Rule 10b-5, promulgated thereunder [17 C.F.R. §240.10b-5]. Additionally, this action arises under Sections 11 and 15 of the Securities Act of 1933 (the "Securities Act") [15 U.S.C.§§77k, 77(a)(2), and 77(o)] and pursuant to §36 of the Investment Company Act [15 U.S.C. § 80a-35].

3. This Court has jurisdiction over the subject matter of this action pursuant to §27 of the Exchange Act of 1934 [15 U.S.C. §78aa]; Section 22 of the Securities Act [15 U.S.C.§77v]; and §36 of the Investment Company Act [15 U.S.C. §80a-35].

4. Venue is proper in this District pursuant to 28 U.S.C. §1391(b), as many of the acts and practices complained of herein occurred in substantial part in this District.

5. In connection with the acts alleged in this complaint, Defendants, directly or indirectly, used the means and instrumentalities of interstate commerce, including, but not

limited to, the mails, interstate telephone communications and the facilities of the national securities markets.

PARTIES

6. Plaintiff bought and held shares of PBHG Large Cap Growth Fund, PBHG Large Cap 20 Fund, PBHG Large Cap Fund, and PBHG Select Growth Fund during the Class Period and has suffered damages as a result of the wrongful acts of Defendants as alleged herein.

7. Defendant Pilgrim Baxter & Associates, Ltd. ("Pilgrim Baxter") is a registered investment adviser located in Wayne, Pennsylvania. Pilgrim Baxter manages the PBHG Family of Mutual Funds. Pilgrim Baxter maintains its principle place of business at 1400 Liberty Ridge Drive, Wayne, Pennsylvania 19087.

8. The PBHG Funds, is the registrant and issuer of the shares of PBHG Family of Mutual Funds. The PBHG Funds maintains its principle place of business at 1400 Liberty Ridge Drive, Wayne, Pennsylvania 19087.

9. PBHG Fund Distributors is the distributor of the PBHG Family of Mutual Funds and maintains its principal place of business at 1400 Liberty Ridge Drive, Wayne, Pennsylvania 19087.

10. Defendant Harold J. Baxter ("Baxter") was one of the co-founders of Pilgrim Baxter. During this Class Period, Defendant Baxter served as chief executive officer and chairman. On November 13, 2002, Pilgrim Baxter announced that Defendant Baxter had stepped down from his position with Pilgrim Baxter.

11. Defendant Gary L. Pilgrim ("Pilgrim") was one of the co-founders of Pilgrim Baxter. During this Class Period, Defendant Pilgrim served as chief operating officer. On

November 13, 2002, Pilgrim Baxter announced that Defendant Pilgrim had stepped down from his position with Pilgrim Baxter.

12. Defendants PBHG Large Cap Growth Fund, PBHG Select Growth Fund, PBHG Focused Value Fund, PBHG Large Cap Value Fund, PBHG Mid-Cap Value Fund, PBHG Select Equity Fund, PBHG Small Cap Value Fund, PBHG Large Cap 20 Fund, PBHG Strategic Small Company Fund, PBHG Disciplined Equity Fund, PBHG Large Cap Fund, PBHG Mid-Cap Fund, PBHG Small Cap Fund, PBHG Clipper Focus Fund, PBHG Small Cap Value Fund, TS&W Small Cap Value Fund, LLC, PBHG Focused Fund, PBHG Reit Fund, PBHG Technology & Communications Fund, PBHG IRA Capital Preservation Fund, PBHG Intermediate Fixed Income Fund, and PBHG Cash Reserves Fund (collectively referred to as the "PBHG Mutual Funds") are mutual funds that are registered under the Investment Company Act and managed by Pilgrim Baxter.

13. The true names and capacities (whether individual, corporate, associate or otherwise) of Defendants Does 1 through 100 are unknown to Plaintiff, who sues said Defendants by such fictitious names. Plaintiff is informed and believes and thereon alleges that each of the Defendants fictitiously named herein is legally responsible in some actionable manner for the events described herein, and thereby proximately caused the damage to the Plaintiff and the members of the Class.

CLASS ACTION ALLEGATIONS

14. Plaintiff brings this action as a class action pursuant to Federal Rules of Civil Procedure 23(a) and (b)(3) on behalf of himself and a Class consisting of all persons, redeemers and holders of the mutual fund shares that are the subject of this lawsuit, who purchased, held, or otherwise acquired shares between November 13, 1998 and November 13, 2003, inclusive, (the

"Class Period") and who were damaged thereby. Excluded from the Class are Defendants, the officers and directors of the Company, members of their immediate families and their legal representatives, heirs, successors or assigns and any entity in which Defendants have or had a controlling interest.

15. The members of the Class are so numerous that joinder of all members is impracticable. While the exact number of Class members is unknown to Plaintiff at this time and can only be ascertained through appropriate discovery, Plaintiff believes that there are thousands of members in the proposed Class.

16. Plaintiff's claims are typical of the claims of the members of the Class, because Plaintiff and all of the Class members sustained damages arising out of Defendants' wrongful conduct s complained of herein.

17. Plaintiff will fairly and adequately protect the interests of the Class members and has retained counsel who are experienced and competent in class and securities litigation.

18. A Class Action is superior to all other available methods for the fair and efficient adjudication of this controversy, since joinder of all member is impracticable. Furthermore, as the damages suffered by individual Class members may be relatively small, the expense and burden of individual litigation make it virtually impossible for members of the Class to individually redress the wrongs done to them. There will be no difficulty in the management of this action as a class action.

19. Questions of law and fact common to the members of the Class predominate over any questions that may affect only individual members, in that Defendants have acted on grounds generally applicable to the entire Class. Among the questions of law and fact common to the Class are:

(a) Whether the federal securities laws were violated by Defendants' acts as alleged herein;

(b) Whether Defendants breached their fiduciary duties by engaging in fraudulent activity; and

(c) Whether the members of the Class have sustained damages and, if so, what is the appropriate measure of damages.

SUBSTANTIVE ALLEGATIONS

BACKGROUND

20. This action concerns a fraudulent scheme and course of action which was intended to and indeed did benefit mutual funds and their advisors at the expense of mutual fund investors. In connection therewith, Defendants violated their fiduciary duties to their customers in return for substantial fees and other income for themselves and their affiliates.

21. The Defendants' wrongful conduct involved "timing" of mutual funds. "Timing" is an investment technique involving short-term, "in and out" trading of mutual fund shares. The technique is designed to exploit inefficiencies in the way mutual fund companies price their shares. It is widely acknowledged that timing inures to the detriment of long-term shareholders. Because of the detrimental effect, mutual fund prospectuses typically state that timing is monitored and the funds work to prevent it. Nonetheless, in return for investments that will increase fund manager's fees, fund managers enter into undisclosed agreements to allow timing.

22. In fact, certain mutual fund companies have employees (generally referred to as "timing police') who are supposed to detect "timers" and put a stop to their short-term trading activity. Nonetheless, Defendants arranged to give Defendant Pilgrim's private investment

limited partnership and other market timers a "pass" with the timing police, who would look the other way rather than attempt to shut down their short-term trading.

23. The mutual fund prospectuses for the funds at issue created the misleading impression that mutual funds were vigilantly protecting investors against the negative effects of timing. In fact, the opposite was true: Defendants sold the right to time their funds to Defendant Pilgrim's private investment limited partnership and other hedge fund investors. The prospectuses were silent about these arrangements.

24. As a result of the "timing" of mutual funds, Defendant Pilgrim's private investment limited partnership, other timers, and Defendants and their intermediaries profited handsomely. The losers were unsuspecting long-term mutual fund investors. Defendants' profits came dollar-for-dollar out of the pockets of long-term mutual fund investors.

TIMING

25. Mutual funds are designed for buy-and-hold investors. Nevertheless, quick-turnaround traders routinely try to trade in and out of certain mutual funds in order to exploit inefficiencies in the way they set their Net Asset Value or "NAVs."

26. This strategy works only because some funds use "stale" prices to calculate the value of securities held in the fund's portfolio. These prices are "stale" because they do not necessarily reflect the "fair value" of such securities as of the time the NAV is calculated. A typical example is a U.S. mutual fund that holds Japanese securities. Because of the time zone difference, the Japanese market may close at 2:00 a.m. New York time. If the U.S. mutual fund manager uses the closing prices of the Japanese securities in his or her fund to arrive at an NAV at 4:00 p.m. in New York, he or she is relying on market information that is fourteen hours old. If there has been positive market moves during the New York trading day that will cause the

Japanese market to rise when it later opens, the stale Japanese prices will not reflect that increase, and the fund's NAV will be artificially low. Put another way, the NAV would not reflect the true current market value of the stocks the fund holds. On such a day, a trader who buys the Japanese fund at the "stale" price is virtually assured of a profit that can be realized the next day by selling. Taking advantage of this kind of short-term arbitrage repeatedly in a single mutual fund is called "timing" the fund.

27. Effective timing captures an arbitrage profit. The arbitrage profit from timing comes dollar-for-dollar out of the pockets of the long-term investors: the timer steps in at the last moment and takes part of the buy-and-hold investors' upside when the market goes up, so the next day's NAV is reduced for those who are still in the fund. If the timer sells short on bad days – as Defendant Pilgrim's private investment limited partnership did – the arbitrage has the effect of making the next day's NAV lower that it would otherwise have been, thus magnifying the losses that investors are experiencing in a declining market.

28. Besides the wealth transfer of arbitrage (called "dilution"), timers also harm their target funds in a number of other ways. They impose their transaction costs on the long-term investors. Indeed, trades necessitated by timer redemptions can also lead to realization of taxable capital gains at an undesirable time, or may result in managers having to sell stock into a falling market. Accordingly, fund managers often seek to minimize the disruptive impact of timers by keeping cash on hand to pay out the timers' profits without having to sell stock. This "strategy" does not eliminate the transfer of wealth out of the mutual fund caused by timing; it only reduces the administrative cost of those transfers. However, at the same time it can also reduce the overall performance of the fund by requiring the fund manager to keep a certain amount of the funds' assets in cash at all times, thus depriving the investors of the advantages of being fully

invested in a rising market. Some fund managers even enter into special investments as an attempt to hedge' against timing activity (instead of just refusing to allow it), thus deviating altogether from the ostensible investment strategy of their funds, and incurring further transaction costs.

29. Mutual fund managers are aware of the damaging effect that timers have on their funds. While it is virtually impossible for fund managers to identify every timing trade, large movements in and out of funds — like those made by Defendant Pilgrim's private investment limited partnership — are easy for managers to spot. And mutual fund managers have tools to fight back against timers.

30. Fund managers typically have the power to simply reject timers' purchases. As fiduciaries for their investors, mutual fund managers are obliged to do their best to use these weapons to protect their customers from the dilution that timing causes.

31. The incentive to the Defendant mutual funds to engage in such wrongdoing is as follows. Typically a single management company sets up a number of mutual funds to form a family. While each mutual fund is in fact its own company, as a practical matter the management company runs it. The portfolio managers who make the investment decisions for the funds and the executives to whom they report are all typically employees of the management company, not the mutual funds themselves. Still, the management company owes fiduciary duties to each fund and each investor.

32. The management company makes it profit from fees it charges the funds for financial advice and other services. These fees are typically a percentage of the assets in the fund, so the more assets in the family of funds, the more money the manager makes. The timer understands this perfectly, and frequently offers the manager more assets in exchange for the

right to time. Fund managers have succumbed to temptation and allowed investors in the target funds to be hurt in exchange for additional money in their own pockets in the form of higher management fees.

33. Thus, by keeping money — often many million dollars — in the same family of mutual funds (while moving the money from fund to fund), Defendant Pilgrim's private investment limited partnership assured the manager that he or she would collect management and other fees on the amount whether it was in the target fund, the resting fund, or moving in between. In addition, sometimes the manager would waive any applicable early redemption fees. By doing so, the manager would directly deprive the fund of money that would have partially reimbursed the fund for the impact of timing.

34. As an additional inducement for allowing the timing, fund managers often received "sticky assets." These were typically long-term investments made not in the mutual fund in which the timing activity was permitted, but in one of the fund manager's financial vehicles (e.g., a bond or hedge fund run by the manager) that assured a steady flow of fees to the manager.

35. These arrangements were never disclosed to mutual fund investors. On the contrary, many of the relevant mutual fund prospectuses contained materially misleading statements assuring investors that the fund managers discouraged and worked to prevent mutual fund timing.

THE SCHEME AT PILGRIM BAXTER

36. In connection with an examination of active trading of mutual fund shares by the United States Securities and Exchange Commission ("SEC") and the New York Attorney

General ("NYAG"), Pilgrim Baxter received inquiries and subpoenas for documents from those agencies on July 28, 2003.

37. - Soon after receiving inquiries and subpoenas from the SEC and NYAG, Pilgrim Baxter retained independent counsel to assist in responding to these inquiries and to conduct a thorough and independent examination of mutual fund shareholder trading practices in the PBHG Fund Family.

38. On September 3, 2003, NYAG Elliot Spitzer (the "Attorney General") attacked the mutual fund industry by filing a complaint charging fraud against Edward Stern and Canary Capital Partners, LLC ("Canary") in connection with the unlawful mutual practices of late trading and timing. More specifically, the Attorney General alleged the following: "Canary developed a complex strategy that allowed it to in effect sell mutual funds short and profit on declining NAVs." Additionally, the Attorney General alleged that Canary set up arrangements with Bank of America, Bank One, Janus, and Strong to late trade and time those companies respective mutual funds. The Attorney General further alleged:

> Bank of America ... (i) set Canary up with a state-of-the-art electronic late trading platform, allowing it to trade late in the hundreds of mutual funds that he bank offers to its customers, (ii) gave Canary permission to time Nations Funds Family, (iii) provided Canary with approximately $300 million of credit to finance this late trading and timing, and (iv) sold Canary the derivative short positions it needed to time the funds as the market dropped. None of these facts were disclosed in the Nations Funds prospectuses. In the process, Canary became one of Bank of America's largest customers. The relationship was mutually beneficial in that Canary made tens of millions through late trading and timing, while the various parts of the Bank of America that service Canary made millions themselves.

39. On November 13, 2003, Pilgrim Baxter announced that its founders, Defendants Baxter and Pilgrim, have stepped down from their positions with the firm. Additionally, Pilgrim Baxter stated:

> "As a result of the well publicized examination of mutual fund firms' policies and practices by government regulators, in September we initiated an internal review of our own past practices. That review, conducted with the assistance of independent experts, has raised questions about decisions the prior management team made before December 2001, when they sought to eliminate all market timing in the PBHG Funds. That review has brought into focus conduct that was not, in our view, consistent with the highest standards of professional and ethical behavior. We have bought these matters to the attention of the PBHG Funds Board of Trustees and regulatory authorities. The interest of our funds' shareholders and the integrity of our firm are our highest priorities. Therefore, we have proposed specific actions to resolve the issue."

40. Pilgrim Baxter further stated:

> **At issue is a passive investment on the part of Mr. Pilgrim in a private investment limited partnership, unaffiliated with Pilgrim Baxter, that, with Mr. Baxter's knowledge when he was CEO, actively purchased and redeemed shares of certain PBHG Funds and other mutual funds using a quantitative tactical asset allocation model based solely on publicly available information.** Mr. Pilgrim's initial investment in the limited partnership began in 1995 and has continued to the present, while the limited partnership's investment activity in the PBHG Funds was limited to the period from March 2000 to December 2001. (Emphasis added.)

41. The actions of the Defendants have harmed Plaintiff and members of the class. In essence, the Defendants' actions of allowing market timing to occur have caused Plaintiff and members of the class's shares to be diluted in value.

42. As such, Defendants have breached their fiduciary duties to Plaintiff and the class by lying to investors about their efforts to curb market timers by entering into undisclosed

agreements intended to boost their fees and permitting their Defendant Pilgrim's private investment limited partnership and others to time the mutual funds. As a result, Defendants have violated the Securities Act, the Exchange Act, and Investment Company Act, and common law fiduciary duties.

THE PBHG MUTUAL FUNDS' PROSPECTUSES WERE MATERIALLY FALSE AND MISLEADING

43. The PBHG Mutual Funds' Prospectus stated: **"The Fund also charges the redemption/exchange fee to discourage market timing by those shareholders initiating redemptions or exchanges to take advantage of short-term market movements."** (Emphasis added.)

44. Given that Pilgrim Baxter allowed market timing of its funds to occur by no less than its founders, its prospectuses were false and misleading because it failed to disclose the following: (a) that Defendants had entered into unlawful agreements allowing the Defendant Pilgrim's private investment limited partnership and Doe Defendants to time its trading of the PBHG Mutual Funds shares; (b) that, pursuant to those agreements, Defendant Pilgrim's private investment limited partnership and the Doe Defendants regularly timed the PBHG Mutual Funds; (c) that, contrary to the representations in the Prospectuses, the PBHG Mutual Funds only enforced their policy against frequent traders selectively; (d) that the Defendants regularly allowed Defendant Pilgrim's private investment limited partnership and the Doe Defendants to engage in trades that were disruptive to the efficient management of the PBHG Mutual Funds and/or increased the PBHG Mutual Funds' costs, thereby reducing the PBHG Mutual Funds actual performance; and (e) the Prospectuses failed to disclose that, pursuant to the unlawful agreements, Defendant Pilgrim's private investment limited partnership and Doe Defendants'

benefitted financially at the expense of PBHG Mutual Funds' investors including Plaintiff and other members of the Class.

UNDISCLOSED ADVERSE INFORMATION

45. The market for the PBHG Mutual Funds was open, well-developed and efficient at all relevant times. As a result of these materially false and misleading statements and failures to disclose, the PBHG Mutual Funds traded at distorted prices during the Class Period. Plaintiff and other members of the Class purchased or otherwise acquired the PBHG Mutual Funds relying upon the integrity of the NAV for the PBHG Mutual Funds and market information relating to the PBHG Mutual Funds, and have been damaged thereby.

46. During the Class Period, Defendants materially misled the investing public, thereby distorting the NAV of the PBHG Mutual Funds, by allowing Defendant Pilgrim's private investment limited partnership and the Doe Defendants to time the PBHG Mutual Funds.

47. At all relevant times, the material misrepresentations and omissions particularized in this Complaint directly or proximately caused or were a substantial contributing cause of the damages sustained by Plaintiff and other members of the Class.

ADDITIONAL SCIENTER ALLEGATIONS

48. As alleged herein, Defendants acted with scienter in that Defendants knew that the public documents and statements issued or disseminated in the name of the PBHG Mutual Funds were materially false and misleading; knew that such statements or documents would be issued or disseminated to the investing public; and knowingly and substantially participated or acquiesced in the issuance or dissemination of such statements or documents as primary violations of the federal securities laws. Defendants, by virtue of their receipt of information reflecting the true facts regarding PBHG Mutual Funds, their control over, and/or receipt and/or

modification of PBHG Mutual Funds' allegedly materially misleading misstatements and/or their associations with the PBHG Mutual Funds which made them privy to confidential proprietary information concerning the PBHG Mutual Funds, participated in the fraudulent scheme alleged herein.

49. Additionally, the Defendants were highly motivated to allow and facilitate the wrongful conduct alleged herein and participated in and/or had actual knowledge of the fraudulent conduct alleged herein. In exchange for allowing the unlawful practices alleged herein, the Defendants, among other things, received increased management fees from "sticky assets" as well as an increased number of transactions in and out of the funds, and were able to profit from this illegal activity. In short, Defendants siphoned money out of the mutual funds and their own pockets.

50. The Defendants were motivated to participate in the wrongful scheme by the enormous profits they derived thereby. They systematically pursued the scheme with full knowledge of its consequences to other investors.

APPLICABILITY OF PRESUMPTION OF RELIANCE
FRAUD-ON-THE-MARKET DOCTRINE

51. At all relevant times, the market for the PBHG Mutual Funds were an efficient market for the following reasons, among others:

(a) The PBHG Mutual Funds met the requirements for listing, and was listed and actively traded on a highly efficient and automated market;

(b) As a regulated issuer, the PBHG Mutual Funds filed periodic public reports with the SEC;

(c) The PBHG Mutual Funds regularly communicated with public investors via established market communication mechanisms, including through regular disseminations of press releases on the national circuits of major newswire services and through other wide-ranging public disclosures, such as communications with the financial press and other similar reporting services; and

(d) The PBHG Mutual Funds were followed by several securities analysts employed by major brokerage firms who wrote reports which were distributed to the sales force and certain customers of their respective brokerage firms. Each of these reports was publicly available and entered the public marketplace.

52. As a result of the foregoing, the market for the PBHG Mutual Funds promptly digested current information regarding PBHG Mutual Funds from all publicly available sources and reflected such information in the respective PBHG Mutual Funds' NAV. Under these circumstances, all purchasers of the PBHG Mutual Funds during the Class Period suffered similar injury through their purchase or acquisition of PBHG Mutual Funds securities at distorted prices, and a presumption of reliance applies.

NO SAFE HARBOR

53. The statutory safe harbor provided for forward-looking statements under certain circumstances does not apply to any of the allegedly forward-looking statements pleaded in this complaint. Many of the specific statements pleaded herein were not identified as "forward-looking statements" when made. To the extent there were any forward-looking statements, there were no meaningful cautionary statements identifying important factors that could cause actual results to differ materially from those in the purportedly forward-looking statements. Alternatively, to the extent that the statutory safe harbor does apply to any forward-looking

statements because at the time each of those forward-looking statements were made, the particular speaker knew that the particular forward-looking statement was false, and/or the forward-looking statement was authorized and/or approved by an executive officer of the Defendants who knew that those statements were false when made.

COUNT ONE

AGAINST PBHG FUND FOR VIOLATIONS OF SECTION 11 OF THE SECURITIES ACT

54. Plaintiff repeats and realleges each and every allegation contained above as if fully set forth herein, except that, for purposes of this claim, Plaintiff expressly excludes and disclaims any allegation that could be construed as alleging fraud or intentional or reckless misconduct and otherwise incorporates the allegations contained above.

55. This claim is brought pursuant to Section 11 of the Securities Act, 15 U.S.C.§77k, on behalf of the Plaintiff and other members of the Class against the PBHG Funds.

56. PBHG Funds are the registrants for the PBHG Mutual Funds sold to Plaintiff and the other members of the Class and are statutorily liable under Section 11. PBHG Funds issued, caused to be issued, and participated in the issuance of the materially false and misleading written statements and/or omissions of material facts that were contained in the Prospectuses.

57. Plaintiff was provided with the PBHG Mutual Fund Prospectuses and, similarly, prior to purchasing units of each of the PBHG Mutual Funds, all Class members likewise received the appropriate prospectus. Plaintiff and other Class members purchased shares of the PBHG Mutual Funds traceable to the relevant false and misleading Prospectuses and were damaged thereby.

58. As set forth herein, the statements contained in the Prospectuses, when they became effective, were materially false and misleading for a number of reasons, including that they stated that it was the practice of the PBHG Mutual Funds to monitor and take steps to prevent timed trading because of its adverse effect on fund investors, and that the trading price was determined as of 4 p.m. each trading day with respect to all investors when, in fact, select investors (Defendant Pilgrim's private investment limited partnership and the Does named as Defendants herein) were allowed to engage in timed trading. The Prospectuses failed to disclose and misrepresented, *inter alia*, the following material and adverse facts: (a) that Defendants had entered into unlawful agreements allowing the Defendant Pilgrim's private investment limited partnership and Doe Defendants to time its trading of the PBHG Mutual Funds shares; (b) that, pursuant to those agreement, Defendant Pilgrim's private investment limited partnership and Doe Defendants regularly timed the PBHG Mutual Funds shares; (c) that, contrary to the express representations in the Prospectuses, the PBHG Mutual Funds enforced their policy against frequent traders selectively, (d) that the Defendants regularly allowed Defendant Pilgrim's private investment limited partnership and Doe Defendants to engage in trades that were disruptive to the efficient management of the PBHG Mutual Funds and/or increased the PBHG Mutual Funds' costs, thereby reduced the PBHG Mutual Funds' actual performance; and (e) the Prospectuses failed to disclose that, pursuant to the unlawful agreements, Defendant Pilgrim's private investment limited partnership and Doe Defendants benefitted financially at the expense of the PBHG Mutual Funds' investors including Plaintiff and the other members of the Class.

59. At the time they purchased the PBHG Mutual Funds shares traceable to the defective Prospectuses, Plaintiff and Class members were without knowledge of the facts concerning the false and misleading statements or omissions alleged herein and could not

reasonably have possessed such knowledge. This claim is brought within the applicable statute of limitations.

COUNT TWO

AGAINST PILGRIM BAXTER AND PBHG FUND DISTRIBUTORS AS CONTROL PERSONS FOR VIOLATIONS OF SECTION 15 OF THE SECURITIES ACT

60. Plaintiff repeats and realleges each and every allegation contained above, except that for purposes of this claim, Plaintiff expressly excludes and disclaims any allegation that could be construed as alleging fraud or intentional reckless misconduct and otherwise incorporates the allegations contained above.

61. This Claim is brought pursuant to Section 15 of the Securities Act against Pilgrim Baxter and PBHG Fund Distributors, each as a control person of the PBHG Funds. It is appropriate to treat these Defendants as a group for pleading purposes and to presume that the false, misleading, and incomplete information conveyed in the PBHG Mutual Funds' public filings, press releases and other publications are the actions of Pilgrim Baxter and PBHG Fund Distributors.

62. PBHG Funds are liable under Section 11 of the Securities Act as set forth herein.

63. Pilgrim Baxter and PBHG Fund Distributors was a "control person" of PBHG Funds within the meaning of Section 15 of the Securities Act, by virtue of its position of operational control and/or ownership. At the time Plaintiff and other members of the Class purchased shares of PBHG Mutual Funds, by virtue of their positions of control and authority over the PBHG Funds directly and indirectly, had the power and authority, and exercised the same, to cause the PBHG Funds to engage in the wrongful conduct complained of herein. PBHG

Funds issued, caused to be issued, and participated in the issuance of materially false and misleading statements in the Prospectuses.

64. Pursuant to Section 15 of the Securities Act, by reason of the foregoing, Pilgrim Baxter and PBHG Fund Distributors are liable to Plaintiff and the other members of the Class for the PBHG Funds' primary violations of Section 11 of the Securities Act.

65. By virtue of the foregoing, Plaintiff and other members of the Class are entitled to damages against Pilgrim Baxter and PBHG Fund Distributors.

COUNT THREE

VIOLATION OF SECTION 10(b) OF THE EXCHANGE ACT AGAINST AND RULE 10b-5 PROMULGATED THEREUNDER AGAINST ALL DEFENDANTS

66. Plaintiff repeats and realleges each and every allegation contained above as if fully set forth herein except for Claims brought pursuant to the Securities Act.

67. During the Class Period, each of the Defendants carried out a plan, scheme and course of conduct which was intended to and, throughout the Class Period, did deceive the investing public, including Plaintiff and the other Class members, as alleged herein and cause Plaintiff and other members of the Class to purchase PBHG Mutual Funds shares or interests at distorted prices and otherwise suffered damages. In furtherance of this unlawful scheme, plan and course of conduct, Defendants, and each of them, took the actions set forth herein.

68. Defendants (i) employed devices, schemes, and artifices to defraud; (ii) made untrue statements of material fact and/or omitted to state material facts necessary to make the statements not misleading; and (iii) engaged in acts, practices, and a course of business which operated as a fraud and deceit upon the purchasers of the PBHG Mutual Funds, including Plaintiff and other members of the Class, in an effort to enrich themselves through undisclosed

manipulative trading tactics by which they wrongfully appropriated PBHG Mutual Funds' assets and otherwise distorted the pricing of their securities in violation of Section 10(b) of the Exchange Act and Rule 10b-5. All Defendants are sued as primary participants in the wrongful and illegal conduct and scheme charged herein.

69. Defendants, individually and in concert, directly and indirectly, by the use, means or instrumentalities of interstate commerce and/or of the mails, engaged and participated in a continuous course of conduct to conceal adverse material information about the PBHG Mutual Funds operations, as specified herein.

70. These Defendants employed devices, schemes and artifices to defraud and a course of conduct and scheme as alleged herein to unlawfully manipulate and profit from secretly timed trading and thereby engaged in transactions, practices and a course of business which operated as a fraud and deceit upon Plaintiff and members of the Class.

71. The Defendants had actual knowledge of the misrepresentations and omissions of material facts set forth herein, or acted with reckless disregard for the truth in that they failed to ascertain and to disclose such facts, even though such facts were available to them. Such Defendants' material misrepresentations and/or omissions were done knowingly or recklessly and for the purpose and effect of concealing the truth.

72. As a result of the dissemination of the materially false and misleading information and failure to disclose material facts, as set forth above, the market price of the PBHG Mutual Funds were distorted during the Class Period such that they did not reflect the risks and costs of the continuing course of conduct alleged herein. In ignorance of these facts that market prices of the shares were distorted, and relying directly or indirectly on the false and misleading statements made by the Defendants, or upon the integrity of the market in which the securities

trade, and/or on the absence of material adverse information that was known to or recklessly disregarded by Defendants but not disclosed in public statements by Defendants during the Class Period, Plaintiff and the other members of the Class acquired the shares or interests in the PBHG Mutual Funds during the Class Period at distorted prices and were damaged thereby.

73. At the time of said misrepresentations and omissions, Plaintiff and other members of the Class were ignorant of their falsity, and believed them to be true. Had Plaintiff and the other members of the Class and the marketplace known of the truth concerning the PBHG Mutual Funds' operations, which were not disclosed by Defendants, Plaintiff and other members of the Class would not have purchased or otherwise acquired their shares or, if they had acquired such shares or other interests during the Class Period, they would not have done so at the distorted prices which they paid.

74. By virtue of the foregoing, Defendants have violated Section 10(b) of the Exchange Act, and Rule 10b-5 promulgated thereunder.

75. As a direct and proximate result of Defendants' wrongful conduct, Plaintiff and the other members of the Class suffered damages in connection with their respective purchases and sales of the PBHG Mutual Funds shares during the Class Period.

COUNT FOUR

AGAINST HAROLD J. BAXTER, GARY L. PILGRIM, PILGRIM BAXTER, PBHG FUND DISTRIBUTORS AND PBHG FUNDS AS A CONTROL PERSON FOR VIOLATIONS OF SECTION 20(A) OF THE EXCHANGE ACT

76. Plaintiff repeats and realleges each and every allegation contained above as if fully set forth herein except for Claims brought pursuant to the Securities Act.

77. This Claim is brought pursuant to Section 20(a) of the Exchange Act against Baxter and Pilgrim as a control person of Pilgrim Baxter, PBHG Fund Distributors, PBHG

Funds, and the PBHG Mutual Funds; against Pilgrim Baxter as a control person of PBHG Fund Distributors, PBHG Funds and the PBHG Mutual Funds; and against PBHG Fund Distributors as a control person of PBHG Funds and the PBHG Mutual Funds; and PBHG Funds as a control person of the PBHG Mutual Funds.

78. It is appropriate to treat these Defendants asa group for pleading purposes and to presume that the materially false, misleading, and incomplete information conveyed in the PBHG Mutual Funds' public filings, press releases and other publications are the collective actions of Baxter, Pilgrim, Pilgrim Baxter, PBHG Distributors, and PBHG Funds.

79. Baxter, Pilgrim, Pilgrim Baxter, PBHG Distributors, and PBHG Funds are controlling persons of the PBHG Mutual Funds within the meaning of Section 20(a) of the Exchange Act for the reasons alleged herein. By virtue of their operational and management control of the PBHG Mutual Funds' respective businesses and systematic involvement in the fraudulent scheme alleged herein, Baxter, Pilgrim, Pilgrim Baxter, PBHG Distributors, and PBHG Funds each had the power to influence and control and did influence and control, directly or indirectly, the decision-making and actions of the PBHG Mutual Funds, including the content and dissemination of the various statements which Plaintiff contends are false and misleading. Baxter, Pilgrim, Pilgrim Baxter, PBHG Distributors, and PBHG Funds had the ability to prevent the issuance of the statements alleged to be false and misleading or cause such statements to be corrected.

80. In particular, each of Baxter, Pilgrim, Pilgrim Baxter, PBHG Distributors, and PBHG Funds had direct and supervisory involvement in the operations of the PBHG Mutual Funds and, therefore, is presumed to have had the power to control or influence the particular transactions giving rise to the securities violations as alleged herein, and exercised the same.

81. As set forth above, Baxter, Pilgrim, Pilgrim Baxter, PBHG Distributors, and PBHG Funds each violated Section 10(b) and Rule 10b-5 by their acts and omissions as alleged in this Complaint. By virtue of their positions as controlling persons, Baxter, Pilgrim, Pilgrim Baxter, PBHG Distributors, and PBHG Funds are liable pursuant to Section 20(a) of the Exchange Act. As a direct and proximate result of Defendants' wrongful conduct, Plaintiff and other members of the Class suffered damages in connection with their purchases of PBHG Mutual Fund securities during the Class Period.

COUNT FIVE

VIOLATION OF SECTION 36(a) OF THE INVESTMENT COMPANY ACT OF 1940 AGAINST ALL DEFENDANTS

82. Plaintiff repeats and realleges each and every allegation contained above as if fully set forth herein.

83. This claim for relief is brought pursuant to Section 36(a) of the Investment Company Act of 1940 against Defendants. Under Section 36(a), an implied private right of action exists. See McLachlan v. Simon, 31F.Supp.2d 731 (N.D. Cal. 1998).

84. Under Section 36(a) of the Investment Company Act, Defendants shall be deemed to owe a fiduciary duty to Plaintiff and other class members with respect to the receipt of fees and compensation that Defendants receive for services of a material nature.

85. Here, Defendants have devised and implemented a scheme to obtain substantial fees and other income for themselves and their affiliates by allowing Pilgrim's private investment limited partnership and the Doe Defendants to engage in timing of the PBHG Mutual Funds throughout the Class Period and in violation of their fiduciary duties to their customers, i.e., Plaintiff and class members.

86. Defendants engaged in such scheme to only benefit themselves and their affiliates by allowing Pilgrim's private investment limited partnership and the Doe Defendants to engage in timing of the PBHG Mutual Funds named herein in return for substantial fees and other income.

87. Defendants have breached the fiduciary duties they owes to Plaintiff and other class members by, among other things, devising this plan and scheme solely for their own benefit and by failing to reveal to them material facts which would allow them to make informed decisions about the true value and performance of the Fund.

88. Plaintiff and other members of the Class have been injured as a result of Defendants' breach of fiduciary duty and violation of Section 36(a) of the Investment Act of 1940.

COUNT SIX

VIOLATION OF SECTION 36(b) OF THE INVESTMENT COMPANY ACT OF 1940 AGAINST ALL DEFENDANTS

89. Plaintiff repeats and realleges each and every allegation contained above as if fully set forth herein.

90. This claim for relief is brought pursuant to Section 36(b) of the Investment Company Act of 1940 against Defendants.

91. Under Section 36(b) of the Investment Company Act, Defendants shall be deemed to owe a fiduciary duty to Plaintiff and other class members with respect to the receipt of fees and compensation that Defendants receive for services of a material nature.

92. Here, Defendants have devised and implemented a scheme to obtain substantial fees and other income for themselves and their affiliates by allowing Pilgrim's private

investment limited partnership and the Doe Defendants to engage in timing of the PBHG Mutual Funds throughout the Class Period and in violation of their fiduciary duties to their customers, i.e., Plaintiff and class members.

93. Defendants engaged in such scheme to only benefit itself and their affiliates by allowing Pilgrim's private investment limited partnership and the Doe Defendants to engage in timing of the PBHG Mutual Funds in return for substantial fees and other income.

94. Defendants have breached the fiduciary duties it owes Plaintiff and other Class members by, among other things, devising this plan and scheme solely for its own benefit and by failing to reveal to them material facts which would allow them to make informed decisions about the true value and performance of the Fund.

95. Plaintiff and other members of the Class have been injured as a result of Defendants' breach of fiduciary duty and violation of Section 36(b) of the Investment Act of 1940.

COUNT SEVEN

VIOLATION OF SECTION 36(b) OF THE INVESTMENT COMPANY ACT OF 1940 AGAINST ALL DEFENDANTS

96. Plaintiff repeats and realleges each and every allegation contained above as if fully set forth herein.

97. Plaintiff and the Class placed their trust and confidence in Baxter, Pilgrim, Pilgrim Baxter, PBHG Distributors, and PBHG Funds to manage the assets they invested in the PBHG Mutual Funds.

98. Plaintiff and the class reasonably expected that Baxter, Pilgrim, Pilgrim Baxter, PBHG Distributors, and PBHG Funds would honor its obligations to them by, among other

things, observing the securities laws and honoring its representations made in the PBHG Mutual Funds' prospectuses.

99. Baxter, Pilgrim, Pilgrim Baxter, PBHG Distributors, and PBHG Funds aided and abetted by the other Defendants, who are co-conspirators, breached its fiduciary duties to the Plaintiff and the Class by violating the securities laws and breaching express and implied representations contained in the PBHG Mutual Funds' prospectuses for the benefit of the PBHG Mutual Funds and each of the other Defendants.

100. Each of the Defendants was an active participant in the breach of fiduciary duty and participated in the breach for the purpose of advancing their own interests.

101. Plaintiff and the Class have been specially injured by Defendants' wrongdoing. For example, those class members who redeemed their shares during the Class Period received less than what they would have been entitled to had certain individuals not engaged in illegal market timing. Additionally, certain members of the Class (i.e., those who purchased their mutual fund shares legally), were treated differently than those purchasers that were market timers.

102. Baxter, Pilgrim, Pilgrim Baxter, PBHG Distributors, and PBHG Funds aided and abetted by the other Defendants who are also co-conspirators, acted in bad-faith, for personal gain and in furtherance of his, her or its own financial advantage in connection with the wrongful conduct complained of in this complaint.

103. As a direct and proximate result of the Defendants' foregoing breaches of fiduciary duties, Plaintiff and the members of the Class have suffered damage

104. Baxter, Pilgrim, Pilgrim Baxter, PBHG Distributors, and PBHG Funds and the other Defendants, as aiders and abettors, and co-conspirators, are each jointly and severally liable for an amount to be determined at trial.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff on behalf of himself and of the Class prays for relief and judgment, as follows:

(a) Declaring this action to be a class action pursuant to Rule 23(a) and (b)(3) of the Federal Rules of Civil Procedure on behalf of the Class defined herein;

(b) Awarding Plaintiff and the members of the Class damages in an amount to be proven at trial, including interest thereon;

(c) Awarding Plaintiff and other members of the Class pre-judgment and post-judgment interest, as well as their reasonable attorneys' fees and experts' witness fees and other costs;

(d) Awarding such other and further relief as this Court may deem just and proper including any extraordinary equitable and/or injunctive relief as is permitted by law or equity to attach, impound or otherwise restrict the Defendants' assets to assure Plaintiffs have an effective remedy;

(e) Such other relief as this Court deems appropriate.

JURY TRIAL DEMANDED

Plaintiff hereby demands a trial by jury.

Dated: November 19, 2003

Respectfully submitted,

WEISS & YOURMAN

By: Joseph H. Weiss (JW-4534)
David C. Katz (DK-6235)
551 Fifth Avenue
New York, New York 10176
(212) 682-3025 (Tel)
(212) 682-3010 (Fax)

Attorneys for Plaintiff

UNITED STATES DISTRICT COURT
FOR THE EASTERN DISTRICT OF PENNSYLVANIA

LILIA BINDER, WILLIAM HARRY EDMONDSON, HENRY MORROW, DELIA ORLANDO, and L. D. JOHNSON, Individually and on Behalf of All Others Similarly Situated, Plaintiffs, vs. PBHG GROWTH FUND, PBHG EMERGING GROWTH FUND; PBHG LARGE CAP GROWTH FUND, PBHG SELECT GROWTH FUND, PBHG FOCUSED FUND, PBHG LARGE CAP FUND, PBHG LARGE CAP 20 FUND; PBHG STRATEGIC SMALL COMPANY FUND, PBHG DISCIPLINED EQUITY FUND, PBHG MID-CAP FUND, PBHG SMALL CAP FUND; PBHG CLIPPER FOCUS FUND, PBHG SMALL CAP VALUE FUND, PBHG REIT FUND, PBHG TECHNOLOGY & COMMUNICATIONS FUND, PBHG IRA CAPITAL PRESERVATION FUND, PBHG INTERMEDIATE FIXED INCOME FUND, PBHG CASH RESERVES FUND (collectively, the "PBHG MUTUAL FUNDS"); PBHG FUNDS, OLD MUTUAL ASSET MANAGEMENT; PILGRIM BAXTER & ASSOCIATES, LTD.; HAROLD J. BAXTER; GARY L. PILGRIM; APPALACHIAN TRAILS, L.P.; MICHAEL CHRISTIANI; WALL STREET DISCOUNT CORPORATION; ALAN LEDERFEIND; and JOHN DOES 1-100, Defendants.	Civil Action No. <u>CLASS ACTION COMPLAINT</u> JURY TRIAL DEMANDED

Plaintiffs alleges the following based upon the investigation of plaintiffs' counsel, which included a review of United States Securities and Exchange Commission ("SEC") filings as well as other regulatory filings and reports and advisories about the PBHG Mutual Funds (as defined in the caption of this case, above), press releases, and media reports about the PBHG Mutual

Funds. Plaintiffs believe that substantial additional evidentiary support will exist for the allegations set forth herein after a reasonable opportunity for discovery.

NATURE OF THE ACTION

1. This is a federal class action on behalf of a class consisting of all persons other than defendants who purchased or otherwise acquired shares or other ownership units of one or more of the mutual funds in the PBHG family of funds (*i.e.*, the PBHG Mutual Funds as defined in the caption, above) between November 24, 1998 and November 12, 2003, inclusive, and who were damaged thereby. Plaintiffs seek to pursue remedies under the Securities Act of 1933 (the "Securities Act"), the Securities Exchange Act of 1934 (the "Exchange Act") and the Investment Advisers Act of 1940 (the "Investment Advisers Act") (the "Class").

2. This action charges defendants with engaging in an unlawful and deceitful course of conduct designed to improperly financially advantage defendants to the detriment of plaintiffs and the other members of the Class. As part and parcel of defendants' unlawful conduct, the Fund Defendants, as defined below, in clear contravention of their fiduciary responsibilities, and disclosure obligations, failed to properly disclose that select favored customers were improperly allowed to "time" their mutual fund trades. Such timing, as more fully described herein, improperly allows an investor to trade in and out of a mutual fund to exploit short-term moves and inefficiencies in the manner in which the mutual funds price their shares.

3. On November 13, 2003, before the market opened, defendant Pilgrim Baxter & Associates, Ltd. ("Pilgrim Baxter") sent a letter to PBHG Mutual Funds shareholders revealing that defendants Gary L. Pilgrim ("Pilgrim") and Harold Baxter ("Baxter") were forced to resign their executive positions at Pilgrim Baxter due to an investigation by the Securities and Exchange Commission ("SEC") and the Office of the Attorney General of the State of New York (the "Attorney General") into defendants Pilgrim and Baxter's participation in a market timing scheme involving PBHG Mutual Funds. Pilgrim Baxter stated that an internal investigation

revealed that defendant Baxter knew about and permitted the rapid trading of PBHG Mutual Funds shares by a private investment limited partnership or hedge fund in which defendant Pilgrim was a significant investor. According to David J. Bullock ("Bullock"), Pilgrim Baxter's President and Chief Executive Officer, the market timing activity by Pilgrim and Baxter "was not . . . consistent with the highest standards of professional and ethical behavior." On the same day, defendants filed with the SEC a prospectus supplement reiterating the discovery of defendants Pilgrim and Baxter's rampant market timing in PBHG Mutual Funds.

4. Subsequently, on November 14, 2003, *The Wall Street Journal* reported that Pilgrim invested in a hedge fund that, in 2000, asked Pilgrim for permission to market time PBHG Mutual Funds. With defendants Pilgrim and Baxter's approval, the hedge fund was permitted to engage in rapid trades in the PBHG family of funds, including the PBHG Growth Fund, which was managed by Pilgrim. The article also stated that New York Attorney General Elliot Spitzer is reviewing trades of PBHG Mutual Funds by Canary Capital Partners LLC, a hedge fund that has as been named as a defendant in a complaint filed by the Attorney General, and numerous actions recently filed by investors, concerning its alleged participation in a wrongful and illegal scheme involving late trading and market timing in various mutual fund families, including Janus, One Group, Strong, Nations, and AllianceBernstein funds.

5. According to a *Bloomberg* article published on November 16, 2003, as a result of their forced resignations from Pilgrim Baxter, defendants Pilgrim and Baxter will collectively receive accelerated payments of approximately $69.3 million from Old Mutual plc, a South African-based financial services company which acquired Pilgrim Baxter in 2000, as the final payment on the acquisition price and another $11 million for defendants' vested equity in Pilgrim Baxter.

6. On November 20, 2003, the SEC and the Attorney General announced civil charges against Pilgrim and Baxter in connection with their illegal market timing in PBHG Mutual Funds. According to the complaint filed by the Attorney General, beginning as early as 1998, Pilgrim and Baxter knowingly facilitated market timing in PBHG Mutual Funds by favored investors, including the Appalachian Trails hedge fund ("Appalachian Trails") which defendant Pilgrim and his wife co-founded and maintained substantial ownership interest therein, as well as the clients of Wall Street Discount Corporation, a broker-dealer run by defendant Alan Lederfeind, Baxter's close friend.

JURISDICTION AND VENUE

7. This Court has jurisdiction over the subject matter of this action pursuant to § 27 of the Exchange Act of 1934 (15 U.S.C. § 78aa); Section 22 of the Securities Act (15 U.S.C. § 77v); Section 80b-14 of the Investment Advisers Act (15 U.S.C. § 80b-14); and 28 U.S.C. §§ 1331, 1337.

8. Many of the acts charged herein, including the preparation and dissemination of materially false and misleading information, occurred in substantial part in this District. Defendants conducted other substantial business within this District and many Class members reside within this District.

9. In connection with the acts alleged in this complaint, defendants, directly or indirectly, used the means and instrumentalities of interstate commerce, including, but not limited to, the mails, interstate telephone communications and the facilities of the national securities markets.

PARTIES

10. Plaintiff Henry Morrow, as set forth in his certification, which is attached hereto and incorporated by reference herein, purchased units of the PBHG Large Cap 20 Fund and PBHG Select Growth Fund during the Class Period and has been damaged thereby.

11. Plaintiff William Harry Edmondson, as set forth in his certification, which is attached hereto and incorporated by reference herein, purchased units of the PBHG Growth Fund and PBHG Technology and Communications Fund during the Class Period and has been damaged thereby.

12. Plaintiff Lilia Binder, as set forth in her certification, which is attached hereto and incorporated by reference herein, purchased units of the PBHG Select Growth Fund during the Class Period and has been damaged thereby.

13. Plaintiff Delia Orlando, as set forth in her certification, which is attached hereto and incorporated by reference herein, purchased units of the PBHG Select Growth Fund during the Class Period and has been damaged thereby.

14. L. D. Johnson, as set forth in his certification, which is attached hereto and incorporated by reference herein, purchased units of the PBHG Select Growth Fund during the Class Period and has been damaged thereby.

15. Each of the PBHG Mutual Funds, including the PBHG Large Cap 20 Fund, PBHG Select Growth Fund, PBHG Growth Fund, and PBHG Technology and Communications Fund, are mutual funds that are regulated by the Investment Company Act of 1940 that are managed by defendant Pilgrim Baxter and that buy, hold, and sell shares or other ownership units that are subject to the misconduct alleged in this complaint.

16. Old Mutual Asset Management ("Old Mutual") is a subsidiary of Old Mutual plc, a South African-based financial services firm and the ultimate parent of all Pilgrim Baxter

Defendants, as defined herein. Through its member firms, which include Pilgrim Baxter, Old Mutual Asset Management provides asset management services and products in the United States. Old Mutual Asset Management is headquartered at 200 Clarendon Street, 53rd Floor, Boston, MA 02116.

17. Defendant Pilgrim Baxter is registered as an investment adviser under the Investment Advisers Act and managed and advised the PBHG Mutual Funds during the Class Period. Pilgrim Baxter has ultimate responsibility for overseeing the day-to-day management of the PBHG Mutual Funds. Pilgrim Baxter is located at 1400 Liberty Ridge Drive, Wayne, Pennsylvania 19087.

18. Defendant PBHG Funds is the registrant and issuer of the shares of the PBHG Mutual Funds. PBHG Funds is located at 1400 Liberty Ridge Drive, Wayne, Pennsylvania 19087.

19. Defendant Gary L. Pilgrim was, until July 2003, President of Pilgrim Baxter, and at all relevant times, a co-founder and a Director of Pilgrim Baxter. Additionally, defendant Pilgrim was a co-founder of defendant Appalachian Trails. At all relevant times, defendant Pilgrim was an active participant in the unlawful scheme alleged herein.

20. Defendant Harold J. Baxter was the co-founder and, at all relevant times, was Chief Executive Officer and Chairman of the Board of Pilgrim Baxter, and was an active participant in the unlawful scheme alleged herein.

21. Defendants Old Mutual Asset Management, Pilgrim Baxter, PBHG Funds, Gary L. Pilgrim, Harold J. Baxter, and the PBHG Mutual Funds are referred to collectively herein as the "Fund Defendants."

22. Defendant Appalachian Trails is a Delaware limited partnership founded in 1995, in part, by defendants Pilgrim and Christiani. Appalachian Trails maintains its principal place of business in Avon, Connecticut.

23. Defendant Michael Christiani is a co-founder, general partner, and manager of Appalachian Trails. At all relevant times, defendant Christiani was an active participant in the unlawful scheme alleged herein.

24. Defendant Wall Street Discount Corporation ("Wall Street Discount Corp.") is a discount broker-dealer and maintains its headquarters at 100 Wall Street, New York, New York 10005.

25. Defendant Alan Lederfeind was the founder and President of Wall Street Discount Corp. and was an active participant in the scheme alleged herein.

26. The true names and capacities of defendants sued herein as John Does 1 through 100 are other active participants with the Fund Defendants in the widespread unlawful conduct alleged herein whose identities have yet to be ascertained. Such defendants were secretly permitted to engage in improper timing at the expense of ordinary PBHG Mutual Funds investors, such as plaintiffs and the other members of the Class, in exchange for which these John Doe defendants provided remuneration to the Fund Defendants. Plaintiffs will seek to amend this complaint to state the true names and capacities of said defendants when they have been ascertained.

PLAINTIFFS' CLASS ACTION ALLEGATIONS

27. Plaintiffs bring this action as a class action pursuant to Federal Rule of Civil Procedure 23(a) and (b)(3) on behalf of a Class, consisting of all persons or entities who purchased or otherwise acquired shares or like interests in any of the PBHG Mutual Funds between November 24, 1998 and November 12, 2003, inclusive, and who were damaged thereby. Plaintiffs and each of the Class members purchased shares or other ownership units in PBHG Mutual Funds pursuant to a registration statement and prospectus. The registration statements and prospectuses pursuant to which plaintiffs and the other Class members purchased their shares or other ownership units in the PBHG Mutual Funds are referred to collectively herein as the "Prospectuses." Excluded from the Class are defendants, members of their immediate families and their legal representatives, heirs, successors or assigns and any entity in which defendants have or had a controlling interest.

28. The members of the Class are so numerous that joinder of all members is impracticable. While the exact number of Class members is unknown to plaintiffs at this time and can only be ascertained through appropriate discovery, plaintiffs believe that there are hundreds or thousands of members in the proposed Class. Record owners and other members of the Class may be identified from records maintained by the PBHG Mutual Funds and may be notified of the pendency of this action by mail, using the form of notice similar to that customarily used in securities class actions.

29. Plaintiffs' claims are typical of the claims of the members of the Class as all members of the Class are similarly affected by defendants' wrongful conduct in violation of federal law that is complained of herein.

30. Plaintiffs will fairly and adequately protect the interests of the members of the Class and has retained counsel competent and experienced in class and securities litigation.

31. Common questions of law and fact exist as to all members of the Class and predominate over any questions solely affecting individual members of the Class. Among the questions of law and fact common to the Class are:

(a) whether the federal securities laws were violated by defendants' acts as alleged herein;

(b) whether statements made by defendants to the investing public during the Class Period misrepresented material facts about the business, operations and financial statements of the PBHG Mutual Funds; and

(c) to what extent the members of the Class have sustained damages and the proper measure of damages.

32. A class action is superior to all other available methods for the fair and efficient adjudication of this controversy since joinder of all members is impracticable. Furthermore, as the damages suffered by individual Class members may be relatively small, the expense and burden of individual litigation make it virtually impossible for members of the Class to individually redress the wrongs done to them. There will be no difficulty in the management of this action as a class action.

SUBSTANTIVE ALLEGATIONS

Introduction: The Double Standard for Privileged Investors

33. Mutual funds, including the PBHG Mutual Funds, are meant to be long-term investments and are therefore the favored savings vehicles for many Americans' retirement and college funds.

34. However, unbeknownst to investors, from at least as early as November 24, 1998 and until November 12, 2003, inclusive, defendants engaged in fraudulent and wrongful schemes that enabled certain favored investors, including Pilgrim, Appalachian Trails, Christiani, Alan Lederfeind, and clients of Wall Street Discount Corp., to reap many millions of dollars in profit, at the expense of the plaintiffs and other members of the Class, through secret and illegal timed trading. In exchange for the right to engage in timing, which hurt plaintiff and other Class members, by artificially and materially affecting the value of the PBHG Mutual Funds, defendant

Wall Street Discount Corp. facilitated an agreement between certain of its clients and the PBHG defendants to park substantial assets in the PBHG Mutual Funds, thereby increasing the assets under PBHG Mutual Funds' management and the fees paid to PBHG Mutual Funds' managers, including defendant Pilgrim. The John Doe Defendants also participated in this arrangement to park substantial assets in the PBHG Mutual Funds in exchange for market timing capabilities. The assets parked in the PBHG Funds in exchange for the right to engage in timing have been referred to as "sticky assets." Specifically, Pilgrim Baxter, as manager of the PBHG Mutual Funds, and each of the relevant fund managers, including Pilgrim, profited from fees Pilgrim Baxter charged to the PBHG Mutual Funds that were measured as a percentage of the fees under management. In exchange for the right to engage in timed trading, which hurt plaintiffs and the other Class members, by artificially and materially affecting the value of the PBHG Mutual Funds, the John Doe Defendants, agreed to park substantial assets in PBHG Mutual Funds.

Secret Timed Trading at the Expense of Plaintiffs and Other Members of the Class

35. "Timing" is an arbitrage strategy involving short-term trading that can be used to profit from mutual funds use of "stale" prices to calculate the value of securities held in the funds' portfolio. These prices are "stale" because they do not necessarily reflect the "fair value" of such securities as of the time the NAV is calculated. A typical example is a U.S. mutual fund that holds Japanese securities. Because of the time zone difference, the Japanese market may close at 2 ***a.m.*** New York time. If the U.S. mutual fund manager uses the closing prices of the Japanese securities in his or her fund to arrive at an NAV at 4 ***p.m.*** in New York, he or she is relying on market information that is fourteen hours old. If there has been positive market moves during the New York trading day that will cause the Japanese market to rise when it later opens, the stale Japanese prices will not reflect them, and the fund's NAV will be artificially low. Put

another way, the NAV would not reflect the true current market value of the stocks the fund holds. This and similar strategies are known as "time zone arbitrage."

36. A similar type of timing is possible in mutual funds that contain illiquid securities such as high-yield bonds or small capitalization stocks. Here, the fact that some of the PBHG Mutual Funds' underlying securities may not have traded for hours before the New York closing time can render the fund's NAV stale and thus open it to being timed. This is sometimes known as "liquidity arbitrage."

37. Effective timing captures an arbitrage profit that comes dollar-for-dollar out of the pockets of the long-term investors: the timer steps in at the last moment and takes part of the buy-and-hold investors' upside when the market goes up, so the next day's NAV is reduced for those who are still in the fund. If the timer sells short on bad days --- as Canary also did — the arbitrage has the effect of making the next day's NAV lower than it would otherwise have been, thus magnifying the losses that investors are experiencing in a declining market.

38. Besides the wealth transfer of arbitrage (called "dilution"), timers also harm their target funds in a number of other ways. They impose their transaction costs on the long-term investors. Trades necessitated by timer redemptions can also result in the realization of taxable capital gains at an undesirable time, or may result in managers having to sell stock into a falling market.

39. It is widely acknowledged that timing inures to the detriment of long-term mutual fund shareholders and, because of this detrimental effect, the Prospectuses stated that timing is monitored and that the Fund Defendants work to prevent it. These statements were materially false and misleading.

Defendants' Fraudulent Scheme

40. On September 4, 2003 *The Wall Street Journal* reported that the New York Attorney General Elliot Spitzer filed a complaint in New York Supreme Court alleging that certain mutual fund companies secretly allowed, and in some instances facilitated, a New Jersey-based hedge fund to engage in prohibited and/or fraudulent trading in mutual fund shares (the "Spitzer Complaint I"). In return for receiving this favored treatment, which damaged the long term mutual fund investors, the hedge fund parked funds in financial instruments controlled by the fund companies or their affiliates to increase fund management fees, and entered into other arrangements which benefited the fund companies and/or their affiliates. The article reported as follows regarding the matter:

> Edward Stern . . . finds himself at the center of a sweeping investigation into the mutual-fund industry after paying $40 million to settle charges of illegal trading made by the New York State Attorney General's Office. According to the settlement, Mr. Stern's hedge fund, called Canary Capital Partners LLC, allegedly obtained special trading opportunities with leading mutual-fund families-- including Bank of America Corp's Federated Funds, Bank One Corp., Janus Capital Group Inc. and Strong Financial Corp.-- by promising to make substantial investments in various funds managed by these institutions.

The article indicated that the fraudulent practices enumerated in the Spitzer Complaint I were just the tip of the iceberg, stating as follows:

> ***In a statement, Mr. Spitzer said "the full extent of this complicated fraud is not yet known," but he asserted that "the mutual-fund industry operates on a double standard" in which certain traders "have been given the opportunity to manipulate the system. They make illegal after-hours trades and improperly exploit market swings in ways that harm ordinary long-term investors."*** (Emphasis added).

41. The Spitzer Complaint I received substantial press coverage and sparked additional investigations by state agencies, the SEC and U.S. Attorney for the Southern District of New York, and led to calls for more regulation and tougher enforcement of the mutual and hedge fund industries. On September 5, 2003, *The Wall Street Journal* reported that the New

York Attorney General's Office had subpoenaed "a large number of hedge funds" and mutual funds as part of its investigation, "underscoring concern among investors that the improper trading of mutual-fund shares could be widespread" and that the SEC, joining the investigation, plans to send letters to mutual funds holding about 75% of assets under management in the U.S. to inquire about their practices with respect to market-timing and fund-trading practices.

42. On November 13, 2003, defendants filed with the SEC a prospectus supplement revealing the market timing activity in PBHG Mutual Funds:

> *In connection with an examination of active trading of mutual fund shares by the United States Securities and Exchange Commission ("SEC") and the New York Attorney General ("NYAG"), Pilgrim Baxter received inquiries and subpoenas for documents from those agencies. Pilgrim Baxter retained independent counsel to assist in responding to these inquiries and to conduct a thorough and independent examination of mutual fund shareholder trading practices in the PBHG Fund Family. This internal examination revealed that Mr. Pilgrim had a significant but passive investment in a private investment limited partnership, unaffiliated with Pilgrim Baxter, that actively purchased and redeemed shares of certain PBHG Funds and other mutual funds. This partnership's investment activity in the PBHG Funds was limited to the period from March 2000 to December 2001. Mr. Baxter had knowledge of Mr. Pilgrim's investment and that the limited partnership was actively trading in PBHG Fund shares.* The internal investigation is ongoing and counsel will report the results of such examination to the PBHG Board of Trustees. In addition, Pilgrim Baxter and the PBHG Fund Family are continuing to cooperate fully with the SEC and the NYAG with respect to their examination of these matters.
>
> *Pilgrim Baxter determined that certain corrective measures were appropriate relating to the PBHG Fund Family's shareholder trading policies and practices. As a result, Pilgrim Baxter has informed the PBHG Fund Family that: (1) Mr. Pilgrim will contribute to the PBHG Funds all personal profits he received from his investment in the limited partnership for the period March, 2000 to December, 2001; (2) Pilgrim Baxter will reimburse to PBHG Funds management fees earned which were attributable to that limited partnership's investment in PBHG Funds; (3) Pilgrim Baxter will retain an independent accounting firm to conduct a separate review of the adequacy of internal*

controls and procedures affecting processes and functions critical to the investment management and administration of PBHG Fund Family; and (4) Pilgrim Baxter's current practices of attempting to prevent market timing activity in the PBHG Fund Family will be formally adopted as policies and disclosed in the PBHG Fund Family prospectuses. [Emphasis added.]

43. In a letter to PBHG Mutual Fund shareholders issued on that same day, Bullock, President and Chief Executive Officer of Pilgrim Baxter, stated that the internal review of Pilgrim Baxter's past practices "brought into focus conduct that was not, in our view, consistent with the highest standards of professional and ethical behavior."

44. On November 20, 2003, the SEC and the New York Attorney General charged defendants Pilgrim and Baxter, and Pilgrim Baxter, with fraud in connection with the widespread market timing scheme in PBHG Mutual Funds. In a complaint filed in the Supreme Court of New York in New York County (the "Spitzer Complaint II"), the Attorney General alleges that beginning as early as 1998, defendants knowingly permitted market timing in the PBHG Mutual Funds by certain favored investors, including Appalachian Trails and clients of Wall Street Discount Corp. Specifically, the complaint alleges in relevant part as follows:

> from 1998 to present, the PBHG prospectus indicated that PBHG would not permit excessive "in and "out trading. The prospectus limits shareholder exchanges between the PBHG money market fund and the PBHG stock funds to four (4) per year.
>
> * * *
>
> In spite of the four exchange rule that applied to over investors, *Appalachian made nearly 100 exchanges into and out of the PBHG Growth Fund in 2000 and 2001. Pilgrim's reward was a substantial share of Appalachian's multi-million dollar profits from trading in the PBHG Growth Fund. During the same period of time, a buy-and-hold shareholder invested in the PBHG Growth Fund would have lost over 60% of his investment.*
>
> * * *
>
> In at least one instance, PBHG received "sticky assets" from a Wall Street Discount client.

* * *

> ***Appalachian and WSDC [Wall Street Discount Corp.] clients were not the only timers in the PBHG funds. Numerous other substantial market timers had invaded the funds as early as 1998. By 2000, Defendants estimated timing assets in PBHG funds (i.e., the dollar volume of PBHG mutual funds that was subject to short-term trading) to be in excess of $500 million. In 2001, Defendants estimated timing assets in PBHG funds to be at least $573 million, a substantial portion of which were attributable to Appalachian and clients of Wall Street Discount Corporation.*** [Emphasis added.]

In a "Timer Activity Summary" prepared by the Fund defendants and quoted in the Spitzer Complaint II, defendants identified the market timing activity had reached the following levels by April 20, 2001:

> (i) in excess of $385 million in the PBHG Growth Fund comprising nearly 11% of the assets of the fund;
>
> (ii) in excess of $91 million in the PBHG Technology & Communications Fund comprising nearly 7.5% of the fund's assets; and
>
> (iii) $53 million in the PBHG Emerging Growth Fund comprising nearly 8$ of the fund's assets.

45. The Spitzer Complaint II describes the involvement of defendant Appalachian in the illegal trading as such that "[t]he express purpose of Appalachian's formation was to engage in market timing of mutual funds," and that defendants Pilgrim and Baxter granted Appalachian a special dispensation from the market timing rules to "feverishly trade in and out" of PBHG Mutual Funds, including the PBHG Growth Fund and PBHG Technology & Communications Fund. According to the Spitzer Complaint II, a shareholder who held the PBHG Technology & Communications Fund during the same time frame that Appalachian was permitted to engage in market timing of the fund "would have lost over 19% of his investment."

46. An internal Pilgrim Baxter memorandum dated June 22, 1998, quoted in the Spitzer Complaint II, further emphasizes the Fund Defendants' double standard for certain privileged investors, including clients of defendant Wall Street Discount Corp. which was run by

defendant Alan Lederfeind, a personal friend of defendant Gary Pilgrim, to engage in market timing in PBHG Mutual Funds in clear contravention of the market timing policy adopted by the Fund Defendants in mid-1998 which limited shareholders to four exchange per year from any PBHG funds to the PBHG Cash Reserves Fund. The memorandum stated in relevant part, as follows:

> Pursuant to our recent discussions and increased complaints from the portfolio managers, we have developed and are prepared to implement PBHG's Timer Policy. Shareholders that are found to be exchanging funds or buying and selling shares (in the same dollar amount) more than four times in a twelve month period will have their exchange and/or telephone purchase privileges revoked. . . ***Currently we have identified about 100 timers with approximately $55,000,000 in assets across all funds. Approximately $35,000,000 of theses [sic] assets are attributable to accounts managed by Alan Lederfeind. We have exempted Mr. Lederfeind's accounts from the policy with the understanding that he can only trade in the Growth, Emerging Growth and Technology & Communications Funds.*** . . [Emphasis added.]

The Spitzer Complaint II also alleges that the Fund Defendants "arranged to provide to WSDC the portfolio holdings of certain PBHG funds to facilitate timing activities." An internal Pilgrim Baxter email dated August 16, 2001, confirms the continuing exception the Fund Defendants created for clients of Wall Street Discount Corp.: "The only exception to this request is Wall Street Discount, they may continue to trade freely. . . ."

The Prospectuses Were Materially False and Misleading

47. Prior to investing in any of the PBHG Mutual Funds, including the PBHG Large Cap 20 Fund, PBHG Select Growth Fund, PBHG Growth Fund, and PBHG Technology and Communications Fund, plaintiffs and each member of the Class were entitled to and did receive one of the Prospectuses, each of which contained substantially the same materially false and misleading statements and omissions regarding the PBHG Mutual Funds' policies on timed trading.

48. The Prospectuses falsely stated that Pilgrim Baxter actively safeguards shareholders from the harmful effects of timing. Specifically, in language that typically appeared in the Prospectuses, the August 11, 2003 PBHG Large Cap 20 Fund, PBHG Select Growth Fund, PBHG Growth Fund, and PBHG Technology and Communications Fund Prospectuses state the following with respect to market timing of PBHG Mutual Funds:

> Exchange Between Funds
>
> You may exchange some or all PBHG Class Shares of a Fund for PBHG Class Shares of any other PBHG Fund that has PBHG Class Shares. ***PBHG Class Shares of a Fund may not be exchanged for shares of any other Class of a Fund. . . . Except for the 2% redemption/exchange fee discussed above for the IRA Capital Preservation Fund***, there is currently no fee for exchanges; however, a Fund may change or terminate this privilege on 60 days' notice. ***Please note that exchanges into the PBHG Cash Reserves Fund from another PBHG Fund may be made only four (4) times a year.*** [Emphasis added.]
>
> * * *
>
> Redemption/Exchange Fee for IRA Capital Preservation Fund
>
> The IRA Capital Preservation Fund will deduct 2.00% redemption/exchange fee from the redemption or exchange proceeds of any shareholder redeeming or exchanging shares of the Fund held for less than twelve months. . . .

> . . . The Fund charges the redemption/exchange fee to help minimize the impact the redemption or exchange may have on the performance of the Fund, to facilitate Fund management and to offset certain transaction costs and other expenses the Fund incurs because of the redemption or exchange. ***The Fund also charges the redemption/exchange fee to discourage market timing activity by those shareholders initiating redemptions or exchanges to take advantage of short-term market movements.*** [Emphasis added.]

49. The Prospectuses failed to disclose and misrepresented the following material and adverse facts:

(a) that defendants failed to enforce their policies and practices against market timing and that they knowingly permitted such activity to the detriment of PBHG Mutual Fund shareholders;

(b) defendants had entered into an agreement with defendants Appalachian Trails, Michael Christiani, Alan Lederfeind, and Wall Street Discount Corp.'s clients and John Doe Defendants to time their trading of the PBHG Mutual Funds shares;

(c) that, pursuant to that agreement, the John Doe Defendants regularly timed their trading in the PBHG Mutual Funds shares;

(d) that, contrary to the express representations in the Prospectuses, the PBHG Mutual Funds enforced their policy against frequent traders selectively, *i.e.*, they did not enforce it against defendants Appalachian Trails, Michael Christiani, Alan Lederfeind, and Wall Street Discount Corp.'s clients and the John Doe Defendants, and waived the redemption fees, at PBHG Mutual Funds' investors expense, that defendants Appalachian Trails, Michael Christiani, Alan Lederfeind, and Wall Street Discount Corp.'s clients and the John Doe Defendants should have been required to pay, pursuant to PBHG Mutual Funds' stated policies and current company practices;

(e) that the Fund Defendants regularly allowed defendants Appalachian Trails, Michael Christiani, Alan Lederfeind, and Wall Street Discount Corp.'s clients and the John Doe Defendants to engage in trades that were disruptive to the efficient management of the PBHG Mutual Funds and/or increased the PBHG Mutual Funds' costs and thereby reduced the PBHG Mutual Funds' actual performance; and

(f) the Prospectuses falsely represented the amount of compensation paid by the PBHG Mutual Funds to Pilgrim Baxter because of the PBHG Mutual Funds' secret agreement with defendants Appalachian Trails, Michael Christiani, Alan Lederfeind, and Wall Street Discount Corp.'s clients and the John Doe Defendants, provided additional undisclosed compensation to Pilgrim Baxter by the PBHG Mutual Funds and their respective shareholders.

Defendants' Scheme and Fraudulent Course of Business

50. Each defendant is liable for (i) making false statements, or for failing to disclose adverse facts while selling shares of the PBHG Mutual Funds, and/or (ii) participating in a scheme to defraud and/or a course of business that operated as a fraud or deceit on purchasers of the PBHG Mutual Funds shares during the Class Period (the "Wrongful Conduct"). This Wrongful Conduct enabled defendants to profit at the expense of plaintiffs and other Class members.

Additional Scienter Allegations

51. As alleged herein, defendants acted with scienter in that defendants knew that the public documents and statements issued or disseminated in the name of the PBHG Mutual Funds were materially false and misleading; knew that such statements or documents would be issued or disseminated to the investing public; and knowingly and substantially participated or acquiesced in the issuance or dissemination of such statements or documents as primary violations of the federal securities laws. As set forth elsewhere herein in detail, defendants, by

virtue of their receipt of information reflecting the true facts regarding PBHG Mutual Funds, their control over, and/or receipt and/or modification of PBHG Mutual Funds' allegedly materially misleading misstatements and/or their associations with the PBHG Mutual Funds which made them privy to confidential proprietary information concerning the PBHG Mutual Funds, participated in the fraudulent scheme alleged herein.

52. Additionally, the Fund Defendants were highly motivated to allow and facilitate the wrongful conduct alleged herein and participated in and/or had actual knowledge of the fraudulent conduct alleged herein. In exchange for allowing the unlawful practices alleged herein, the Fund Defendants, among other things, received increased management fees as a result of the scheme alleged herein. Moreover, mutual fund managers can easily spot market timing in their mutual funds simply by observing the trading activity within accounts; if the account, or persons controlling more than one account, engage in frequent trades the manager will know that they are engaging in market timing. The Spitzer Complaint I emphasizes the ease with which the practice can be spotted by fund managers or their employees, as follows:

> Mutual fund managers are aware of the damaging effect that timers have on their funds. And while the effects on individual shareholders may be small once they are spread out over all the investors in a fund, their aggregate impact is not: for example, one recent study estimates that <u>U.S. mutual funds lose $4 billion each year to timers</u>. Eric Zitzewitz, <u>Who Cares About Shareholders? Arbitrage-Proofing Mutual Funds</u> (October 2002) 35, at http://facultygsb.stanford.edu/zitzewitz/Research/arbitrage1002.pdf. While it is virtually impossible for fund managers to identify every timing trade, large movements in and out of funds -- like those made by Canary -- are easy for managers to spot. And mutual fund managers have tools to fight back against timers. [Emphasis in original].

53. Defendants Appalachian Trails, Michael Christiani, Alan Lederfeind, and Wall Street Discount Corp.'s clients and the John Doe Defendants were motivated to participate in the

wrongful scheme by the enormous profits they derived thereby. They systematically pursued the scheme with full knowledge of its consequences to other investors.

VIOLATIONS OF THE SECURITIES ACT

FIRST CLAIM

Against PBHG Funds For Violations of Section 11 Of The Securities Act

54. Plaintiffs repeat and reallege each and every allegation contained above as if fully set fort herein, except that, for purposes of this claim, plaintiffs expressly exclude and disclaim any allegation that could be construed as alleging fraud or intentional or reckless misconduct and otherwise incorporates the allegations contained above.

55. This claim is brought pursuant to Section 11 of the Securities Act, 15 U.S.C. § 77k, on behalf of the Class against PBHG Funds.

56. PBHG Funds is the registrant for one or more the fund shares sold to plaintiffs and the other members of the Class and is statutorily liable under Section 11. PBHG Funds issued, caused to be issued and participated in the issuance of the materially false and misleading written statements and/or omissions of material facts that were contained in the Prospectuses.

57. Prior to purchasing units of the PBHG Large Cap 20 Fund, PBHG Select Growth Fund, PBHG Growth Fund, and PBHG Technology and Communications Fund, plaintiffs were provided the appropriate Prospectus and, similarly, prior to purchasing units of each of the other PBHG Mutual Funds, all Class members likewise received the appropriate prospectus. Plaintiffs and other Class members purchased shares of the PBHG Mutual Funds traceable to the false and misleading Prospectuses.

58. As set forth herein, the statements contained in the Prospectuses were materially false and misleading for a number of reasons, including that they stated that it was the practice of

the PBHG Mutual Funds to monitor and take steps to prevent timed trading, at least with respect to PBHG IRA Capital Preservation Fund, because of its adverse effect on fund investors, when, in fact, select investors, including defendants Appalachian Trails, Michael Christiani, Alan Lederfeind, and Wall Street Discount Corp.'s clients and the John Does named as defendants herein were allowed to engage in timed trading and trade at the previous day's price. The Prospectuses failed to disclose and misrepresented, *inter alia*, the following material and adverse facts:

(a) that defendants had agreed to allow defendants Appalachian Trails, Michael Christiani, Alan Lederfeind, and Wall Street Discount Corp.'s clients and the John Doe Defendants to time its trading of the PBHG Mutual Funds shares;

(b) that, pursuant to that agreement, defendants Appalachian Trails, Michael Christiani, Alan Lederfeind, and Wall Street Discount Corp.'s clients and the John Doe Defendants regularly timed the PBHG Mutual Funds shares;

(c) that, contrary to the express representations in the Prospectuses and defendant Pilgrim Baxter's current policies and practices, the PBHG Mutual Funds enforced their policy against frequent traders selectively, *i.e.*, they did not enforce it against the defendants Appalachian Trails, Michael Christiani, Alan Lederfeind, and Wall Street Discount Corp.'s clients and the John Doe Defendants;

(d) that the Fund Defendants regularly allowed select favored investors, including defendants Appalachian Trails, Michael Christiani, Alan Lederfeind, and Wall Street Discount Corp.'s clients and John Doe Defendants, to engage in trades that were disruptive to the efficient management of the PBHG Mutual Funds and/or increased the PBHG Mutual Funds' costs and thereby reduced the PBHG Mutual Funds' actual performance; and

(e) the Prospectuses failed to disclose that, pursuant to the unlawful agreements, the Fund Defendants benefited financially at the expense of the PBHG Mutual Funds investors.

59. Plaintiffs and the Class have sustained damages. The value of the PBHG Mutual Funds shares decreased substantially subsequent to and due to defendants' violations.

60. At the time they purchased the PBHG Mutual Funds shares traceable to the defective Prospectuses, plaintiffs and Class members were without knowledge of the facts concerning the false and misleading statements or omission alleged herein and could not reasonably have possessed such knowledge. This claim was brought within the applicable statute of limitations.

SECOND CLAIM

Against Old Mutual Asset Management and Pilgrim Baxter as a Control Person of PBHG Funds For Violations of Section 15 of the Securities Act

61. Plaintiffs repeat and reallege each and every allegation contained above, except that for purposes of this claim, plaintiffs expressly exclude and disclaim any allegation that could be construed as alleging fraud or intentional reckless misconduct and otherwise incorporates the allegations contained above.

62. This Claim is brought pursuant to Section 15 of the Securities Act against Old Mutual Asset Management and Pilgrim Baxter, as control persons of PBHG Funds. It is appropriate to treat these defendants as a group for pleading purposes and to presume that the false, misleading, and incomplete information conveyed in the PBHG Mutual Funds' Prospectuses, public filings, press releases and other publications are the collective actions of Old Mutual Asset Management and Pilgrim Baxter.

63. PBHG Funds is liable under Section 11 of the Securities Act as set forth herein.

64. Each of Old Mutual Asset Management and Pilgrim Baxter was a "control person" of PBHG Funds within the meaning of Section 15 of the Securities Act, by virtue of its position of operational control and/or authority over PBHG Funds -- Old Mutual Asset Management and Pilgrim Baxter directly and indirectly, had the power and authority, and exercised the same, to cause PBHG Funds to engage in the wrongful conduct complained of herein. Old Mutual Asset Management and Pilgrim Baxter issued, caused to be issued, and participated in the issuance of materially false and misleading statements in the Prospectuses.

65. Pursuant to Section 15 of the Securities Act, by reason of the foregoing, Old Mutual Asset Management and Pilgrim Baxter are liable to plaintiffs to the same extent as is PBHG Funds for its primary violations of Section 11 of the Securities Act.

66. By virtue of the foregoing, plaintiffs and other Class members are entitled to damages against Old Mutual Asset Management and Pilgrim Baxter.

VIOLATIONS OF THE EXCHANGE ACT

APPLICABILITY OF PRESUMPTION OF RELIANCE: FRAUD-ON-THE MARKET DOCTRINE

67. At all relevant times, the market for PBHG Mutual Funds were an efficient market for the following reasons, among others:

(a) The PBHG Mutual Funds met the requirements for listing, and were listed and actively bought and sold through a highly efficient and automated market;

(b) As regulated entities, periodic public reports concerning the PBHG Mutual Funds were regularly filed with the SEC;

(c) Persons associated with the PBHG Mutual Funds regularly communicated with public investors *via* established market communication mechanisms, including through regular disseminations of press releases on the national circuits of major newswire services and through other wide-ranging public disclosures, such as communications with the financial press and other similar reporting services; and

(d) The PBHG Mutual Funds were followed by several securities analysts employed by major brokerage firms who wrote reports which were distributed to the sales force and certain customers of their respective brokerage firms. Each of these reports was publicly available and entered the public marketplace.

68. As a result of the foregoing, the market for the PBHG Mutual Funds promptly digested current information regarding PBHG Mutual Funds from all publicly available sources and reflected such information in the respective PBHG Mutual Funds' NAV. Investors who purchased or otherwise acquired shares or interests in the PBHG Mutual Funds relied on the integrity of the market for such securities. Under these circumstances, all purchasers of the PBHG Mutual Funds during the Class Period suffered similar injury through their purchase or acquisition of PBHG Mutual Funds securities at distorted prices that did not reflect the risks and costs of the continuing course of conduct alleged herein, and a presumption of reliance applies.

THIRD CLAIM

Violation Of Section 10(b) Of
The Exchange Act Against And Rule 10b-5
Promulgated Thereunder Against All Defendants

69. Plaintiffs repeat and reallege each and every allegation contained above as if fully set forth herein except for Claims brought pursuant to the Securities Act.

70. During the Class Period, each of the defendants carried out a plan, scheme and course of conduct which was intended to and, throughout the Class Period, did deceive the investing public, including plaintiffs and other Class members, as alleged herein and cause plaintiffs and other members of the Class to purchase PBHG Mutual Funds shares or interests at distorted prices and to otherwise suffer damages. In furtherance of this unlawful scheme, plan and course of conduct, defendants, and each of them, took the actions set forth herein.

71. Defendants (i) employed devices, schemes, and artifices to defraud; (ii) made untrue statements of material fact and/or omitted to state material facts necessary to make the statements not misleading; and (iii) engaged in acts, practices, and a course of business which operated as a fraud and deceit upon the purchasers of the PBHG Mutual Funds' securities, including plaintiffs and other members of the Class, in an effort to enrich themselves through undisclosed manipulative trading tactics by which they wrongfully appropriated PBHG Mutual Funds' assets and otherwise distorted the pricing of their securities in violation of Section 10(b) of the Exchange Act and Rule 10b-5. All defendants are sued as primary participants in the wrongful and illegal conduct and scheme charged herein.

72. Defendants, individually and in concert, directly and indirectly, by the use, means or instrumentalities of interstate commerce and/or of the mails, engaged and participated in a continuous course of conduct to conceal adverse material information about the PBHG Mutual Funds' operations, as specified herein.

73. These defendants employed devices, schemes and artifices to defraud and a course of conduct and scheme as alleged herein to unlawfully manipulate and profit from secretly timed trading and thereby engaged in transactions, practices and a course of business which operated as a fraud and deceit upon plaintiffs and members of the Class.

74. The defendants had actual knowledge of the misrepresentations and omissions of material facts set forth herein, or acted with reckless disregard for the truth in that they failed to ascertain and to disclose such facts, even though such facts were available to them. Such defendants' material misrepresentations and/or omissions were done knowingly or recklessly and for the purpose and effect of concealing the truth.

75. As a result of the dissemination of the materially false and misleading information and failure to disclose material facts, as set forth above, the market price of PBHG Mutual Funds securities were distorted during the Class Period such that they did not reflect the risks and costs of the continuing course of conduct alleged herein. In ignorance of these facts that market prices of the shares were distorted, and relying directly or indirectly on the false and misleading statements made by the Fund Defendants, or upon the integrity of the market in which the securities trade, and/or on the absence of material adverse information that was known to or recklessly disregarded by defendants but not disclosed in public statements by defendants during the Class Period, plaintiffs and the other members of the Class acquired the shares or interests in the PBHG Mutual Funds during the Class Period at distorted prices and were damaged thereby.

76. At the time of said misrepresentations and omissions, plaintiffs and other members of the Class were ignorant of their falsity, and believed them to be true. Had plaintiffs and other members of the Class and the marketplace known of the truth concerning the PBHG Mutual Funds' operations, which were not disclosed by defendants, plaintiffs and other members of the Class would not have purchased or otherwise acquired their shares or, if they had acquired

such shares or other interests during the Class Period, they would not have done so at the distorted prices which they paid.

77. By virtue of the foregoing, defendants have violated Section 10(b) of the Exchange Act, and Rule 10b-5 promulgated thereunder.

78. As a direct and proximate result of defendants' wrongful conduct, plaintiffs and the other members of the Class suffered damages in connection with their respective purchases and sales of the PBHG Mutual Funds shares during the Class Period.

FOURTH CLAIM

Against Old Mutual Asset Management (as a Control Person of Pilgrim Baxter, PBHG Funds, and the PBHG Mutual Funds); Pilgrim Baxter (as a Control Person of PBHG Funds and the PBHG Mutual Funds); and PBHG Funds (as a Control Person of the PBHG Mutual Funds) For Violations of Section 20(a) of the Exchange Act

79. Plaintiffs repeat and reallege each and every allegation contained above as if fully set forth herein except for Claims brought pursuant to the Securities Act.

80. This Claim is brought pursuant to Section 20(a) of the Exchange Act against Old Mutual Asset Management, as a control person of Pilgrim Baxter, PBHG Funds, and the PBHG Mutual Funds; Pilgrim Baxter as a control person of PBHG Funds and the PBHG Mutual Funds; and the PBHG Funds as a control person of the PBHG Mutual Funds.

81. It is appropriate to treat these defendants as a group for pleading purposes and to presume that the materially false, misleading, and incomplete information conveyed in the PBHG Mutual Funds' public filings, press releases and other publications are the collective actions of Old Mutual Asset Management, Pilgrim Baxter, and PBHG Funds.

82. Each of Old Mutual Asset Management, Pilgrim Baxter, and PBHG Funds acted as controlling persons of the PBHG Mutual Funds within the meaning of Section 20(a) of the Exchange Act for the reasons alleged herein. By virtue of their operational and management control of the PBHG Mutual Funds' respective businesses and systematic involvement in the fraudulent scheme alleged herein, Old Mutual Asset Management, Pilgrim Baxter, and PBHG Funds each had the power to influence and control and did influence and control, directly or indirectly, the decision-making and actions of the PBHG Mutual Funds, including the content and dissemination of the various statements which plaintiffs contend are false and misleading. Old Mutual Asset Management, Pilgrim Baxter, and PBHG Funds had the ability to prevent the

issuance of the statements alleged to be false and misleading or cause such statements to be corrected.

83. In particular, each of Old Mutual Asset Management, Pilgrim Baxter, and PBHG Funds had direct and supervisory involvement in the operations of the PBHG Mutual Funds and, therefore, is presumed to have had the power to control or influence the particular transactions giving rise to the securities violations as alleged herein, and exercised the same.

84. As set forth above, Old Mutual Asset Management, Pilgrim Baxter, and PBHG Funds each violated Section 10(b) and Rule 10b-5 by their acts and omissions as alleged in this Complaint. By virtue of their positions as controlling persons, Old Mutual Asset Management, Pilgrim Baxter, and PBHG Funds are liable pursuant to Section 20(a) of the Exchange Act. As a direct and proximate result of defendants' wrongful conduct, plaintiffs and other members of the Class suffered damages in connection with their purchases of PBHG Mutual Funds securities during the Class Period.

VIOLATIONS OF THE INVESTMENT ADVISERS ACT

FIFTH CLAIM

For Violations of Section 206 of The Investment Advisers Act of 1940 Against Pilgrim Baxter [15 U.S.C. §80b-6 and 15 U.S.C. §80b-15]

85. Plaintiffs repeat and reallege each and every allegation contained above as if fully set forth herein.

86. This Count is based upon Section 215 of the Investment Advisers Act, 15 U.S.C. §80b-15.

87. Pilgrim Baxter served as an "investment adviser" to plaintiffs and other members of the Class pursuant to the Investment Advisers Act.

88. As a fiduciary pursuant to the Investment Advisers Act, Janus Capital Management was required to serve plaintiffs and other members of the Class in a manner in accordance with the federal fiduciary standards set forth in Section 206 of the Investment Advisers Act, 15 U.S.C. §80b-6, governing the conduct of investment advisers.

89. During the Class Period, Pilgrim Baxter breached its fiduciary duties owed to plaintiffs and the other members of the Class by engaging in a deceptive contrivance, scheme, practice and course of conduct pursuant to which it knowingly and/or recklessly engaged in acts, transactions, practices and courses of business which operated as a fraud upon plaintiffs and other members of the Class. As detailed above, Pilgrim Baxter allowed defendants Appalachian Trails, Michael Christiani, Alan Lederfeind, and Wall Street Discount Corp.'s clients and John Doe Defendants to secretly engage in timed trading of the PBHG Mutual Funds shares. The purposes and effect of said scheme, practice and course of conduct was to enrich Pilgrim Baxter, among other defendants, at the expense of plaintiffs and other members of the Class.

90. Pilgrim Baxter breached its fiduciary duties owed to plaintiffs and other Class members by engaging in the aforesaid transactions, practices and courses of business knowingly or recklessly so as to constitute a deceit and fraud upon plaintiffs and the Class members.

91. Pilgrim Baxter is liable as a direct participant in the wrongs complained of herein. Pilgrim Baxter, because of its position of authority and control over the Janus Fund, Inc. was able to and did: (1) control the content of the Prospectuses; and (2) control the operations of the PBHG Mutual Funds.

92. Pilgrim Baxter had a duty to (1) disseminate accurate and truthful information with respect to the PBHG Mutual Funds; and (2) truthfully and uniformly act in accordance with its stated policies and fiduciary responsibilities to plaintiffs and members of the Class. Pilgrim Baxter participated in the wrongdoing complained of herein in order to prevent plaintiffs and

other members of the Class from knowing of Pilgrim Baxter's breaches of fiduciary duties including: (1) increasing its profitability at plaintiffs' and other members of the Class' expense by allowing defendants Appalachian Trails, Michael Christiani, Alan Lederfeind, and Wall Street Discount Corp.'s clients and the John Doe Defendants to secretly time their trading of the PBHG Mutual Funds shares; and (2) placing its interests ahead of the interests of plaintiffs and other members of the Class.

93. As a result of Pilgrim Baxter's multiple breaches of its fiduciary duties owed plaintiffs and other members of the Class, plaintiffs and other Class members were damaged.

94. Plaintiffs and other Class members are entitled to rescind their investment advisory contracts with Pilgrim Baxter and recover all fees paid in connection with their enrollment pursuant to such agreements.

PRAYER FOR RELIEF

WHEREFORE, plaintiffs pray for relief and judgment, as follows:

(a) Determining that this action is a proper class action and appointing plaintiffs as Lead Plaintiff and their counsel as Lead Counsel for the Class and certifying them as Class representatives under Rule 23 of the Federal Rules of Civil Procedure;

(b) Awarding compensatory damages in favor of plaintiffs and the other Class members against all defendants, jointly and severally, for all damages sustained as a result of defendants' wrongdoing, in an amount to be proven at trial, including interest thereon;

(c) awarding plaintiffs and the Class, to the extent they still hold shares of the PBHG Mutual Funds, rescissory damages in accordance with Section 12(a)(2) of the Securities Act or, if sold, compensatory damages;

(d) awarding plaintiffs and the Class rescission of their contract with Pilgrim Baxter and recovery of all fees paid to Pilgrim Baxter pursuant to such agreement;

(e) Awarding plaintiffs and the Class their reasonable costs and expenses incurred in this action, including counsel fees and expert fees; and

(f) Such other and further relief as the Court may deem just and proper.

JURY TRIAL DEMANDED

Plaintiffs hereby demand a trial by jury.

Dated: November 24, 2003

LAW OFFICE BERNARD M. GROSS P.C.

By: ______________________________
Deborah R. Gross (I.D. No. 44542)
1515 Locust St., Suite 200
Philadelphia, PA 19102
Telephone: (215) 561-3600
Facsimile: (215) 561-3000

MILBERG WEISS BERSHAD HYNES & LERACH LLP
Melvyn I. Weiss
Steven G. Schulman
Peter E. Seidman
Sharon M. Lee
One Pennsylvania Plaza
New York, NY 10119-0165
(212) 594-5300

LAW OFFICES OF CHARLES J. PIVEN
Charles J. Piven
The World Trade Center-Baltimore
401 East Pratt Street, Suite 2525
Baltimore, Maryland 21202
(410) 332-0030

Attorneys for Plaintiffs

UNITED STATES DISTRICT COURT
EASTERN DISTRICT OF PENNSYLVANIA

MICHAEL PEROFF, Individually and On Behalf of All Others Similarly Situated,	**CIVIL ACTION NO.**
Plaintiff,	
vs.	CLASS ACTION COMPLAINT
PILGRIM BAXTER & ASSOCIATES, LTD., PBHG FUND DISTRIBUTORS, PBHG FUNDS, HAROLD J. BAXTER, GARY L. PILGRIM, PBHG GROWTH FUND, PBHG EMERGING GROWTH FUND, PBHG LARGE CAP GROWTH FUND, PBHG SELECT GROWTH FUND, PBHG FOCUSED VALUE FUND, PBHG LARGE CAP VALUE FUND, PBHG MID-CAP VALUE FUND, PBHG SELECT EQUITY FUND, PBHG SMALL CAP VALUE FUND, PBHG LARGE CAP 20 FUND, PBHG STRATEGIC SMALL COMPANY FUND, PBHG DISCIPLINED EQUITY FUND, PBHG LARGE CAP FUND, PBHG MID-CAP FUND, PBHG SMALL CAP FUND, PBHG CLIPPER FOCUS FUND, PBHG SMALL CAP VALUE FUND, TS&W SMALL CAP VALUE FUND, LLC, PBHG REIT FUND, PBHG TECHNOLOGY & COMMUNICATIONS FUND, PBHG IRA CAPITAL PRESERVATION FUND, PBHG INTERMEDIATE FIXED INCOME FUND, PBHG CASH RESERVES FUND, and DOES 1 - 100,	**<u>JURY TRIAL DEMANDED</u>**
Defendants.	

Plaintiff Michael Peroff ("Plaintiff"), by his attorneys, as and for his complaint, alleges the following upon personal knowledge as to himself and his acts and as to all other matters upon information and belief the following:

NATURE OF THE ACTION

1. This action concerns a fraudulent scheme and course of action which was intended to and indeed did benefit the defendant mutual funds and its advisors to the expense of mutual fund investors. In connection therewith, defendants violated their fiduciary duties to their customers in return for substantial fees and other income for themselves and their affiliates.

JURISDICTION AND VENUE

2. The claims asserted herein arise under and pursuant to Section 34(b) of the Investment Company Act of 1940, [15 U.S.C. § 80a-33(b)].

3. This Court has jurisdiction over the subject matter of this action pursuant to 28 U.S.C. §§ 1337 and 1367 and Section 44 of the Investment Company Act, [15 U.S.C. § 80a-43].

4. Venue is proper in this District pursuant to Section 44 of the Investment Company Act, [15 U.S.C. § 80a-43], and 28 U.S.C. § 1391(b). Many of the acts charged herein, including the preparation and dissemination of material false and misleading information, occurred in substantial part in this District and Pilgrim Baxter conducts business in this District.

5. In connection with the acts alleged in this Complaint, defendants, directly or indirectly, used the means and instrumentalities of interstate commerce, including, but not limited to, the mails, interstate telephone communications, and the facilities of the national securities markets.

PARTIES

6. Plaintiff held and sold shares of the PBHG Technology & Communications Fund and the PBHG Mid-Cap PBHG Fund during the Class Period and has suffered damages as a result of the wrongful acts of defendants as alleged herein.

7. Defendant Pilgrim Baxter & Associates, Ltd. ("Pilgrim Baxter") is a registered investment adviser located in Wayne, Pennsylvania. Pilgrim Baxter manages the PBHG Family of Mutual Funds. Pilgrim Baxter maintains its principal place of business at 1400 Liberty Ridge Drive, Wayne, Pennsylvania 19087.

8. The PBHG Funds are the registrant and issuer of the shares the PBHG Family of Mutual Funds. The PBHG Funds maintains its principal place of business at 1400 Liberty Ridge Drive, Wayne, Pennsylvania 19087.

9. PBHG Fund Distributors is the distributors of the PBHG Family of Mutual Funds and maintains its principal place of business at 1400 Liberty Ridge Drive, Wayne, Pennsylvania 19087.

10. Defendant Harold J. Baxter ("Baxter") was one of the co-founders of Pilgrim Baxter. During the Class Period, defendant Baxter served as chief executive officer and chairman. On November 13, 2002, Pilgrim Baxter announced that defendant Baxter had stepped down from his position with Pilgrim Baxter.

11. Defendant Gary L. Pilgrim ("Pilgrim") was one of the co-founders of Pilgrim Baxter. During the Class Period, defendant Pilgrim served as chief operating officer. On November 13, 2002, Pilgrim Baxter announced that defendant Pilgrim had stepped down from his position with Pilgrim Baxter.

12. Defendants PBHG Growth Fund, PBHG Emerging Growth Fund, PBHG Large Cap Growth Fund, PBHG Select Growth Fund, PBHG Focused Value Fund, PBHG Large Cap Value Fund, PBHG Mid-Cap Value Fund, PBHG Select Equity Fund, PBHG Small Cap Value Fund, PBHG Large Cap 20 Fund, PBHG Strategic Small Company Fund, PBHG Disciplined Equity Fund, PBHG Large Cap Fund, PBHG Mid-Cap Fund, PBHG Small Cap Fund, PBHG Clipper Focus Fund, PBHG Small Cap Value Fund, TS&W Small Cap Value Fund, LLC, PBHG Focused Fund, PBHG REIT Fund, PBHG Technology & Communications Fund, PBHG IRA Capital Preservation Fund, PBHG Intermediate Fixed Income Fund, and PBHG Cash Reserves Fund (collectively referred as the "PBHG Mutual Funds") are mutual funds that are registered under the Investment Company Act and managed by Pilgrim Baxter with its principal place of business located 1400 Liberty Ridge Drive, Wayne, PA 19087.

13. The true names and capacities (whether individual, corporate, associate, or otherwise) of defendants Does 1 through 100, inclusive, and each of them, are unknown to Plaintiff, who sues said defendants by such fictitious names. Plaintiff is informed and believes and thereon alleges that each of the defendants fictitiously named herein is legally responsible in some actionable manner for the events described herein, and thereby proximately caused the damage to the Plaintiff and the members of the Class.

CLASS ACTION ALLEGATIONS

14. Plaintiff brings this action as a federal class action pursuant to Federal Rules of Civil Procedure 23(a) and (b)(3) on behalf of a class (the "Class"), consisting of all purchasers, redeemers and holders of the mutual fund shares that are the subject of this lawsuit, who purchased, held, or otherwise acquired shares between November 13, 1998 and November 13, 2003, inclusive, (the

"Class Period") and who were damaged thereby. Excluded from the Class are defendants, the officers and directors of the Company, members of their immediate families and their legal representatives, heirs, successors or assigns and any entity in which defendants have or had a controlling interest.

15. The members of the Class are so numerous that joinder of all members is impracticable. While the exact number of Class members is unknown to Plaintiff at this time and can only be ascertained through appropriate discovery, Plaintiff believes that there are hundreds or thousands of members in the proposed Class.

16. Plaintiff's claims are typical of the claims of the members of the Class, because plaintiffs and all of the Class members sustained damages arising out of defendants' wrongful conduct complained of herein.

17. Plaintiff will fairly and adequately protect the interests of the Class members and has retained counsel who are experienced and competent in class actionslitigation.

18. A Class Action is superior to all other available methods for the fair and efficient adjudication of this controversy, since joinder of all members is impracticable. Furthermore, as the damages suffered by individual members of the Class may be relatively small, the expense and burden of individual litigation make it impossible for the members of the Class to individually redress the wrongs done to them. There will be no difficulty in the management of this action as a class action.

19. Questions of law and fact common to the members of the Class predominate over any questions that may affect only individual members, in that defendants have acted on grounds

generally applicable to the entire Class. Among the questions of law and fact common to the Class are:

(a) Whether the Investment 40 Act was violated by Defendants' acts as alleged herein;

(b) Whether Defendants breached their fiduciary duties by engaging in fraudulent activity; and

(c) Whether the members of the Class have sustained damages and, if so, what is the appropriate measure of damages.

SUBSTANTIVE ALLEGATIONS

BACKGROUND

20. This action concerns a fraudulent scheme and course of action which was intended to and indeed did benefit mutual funds and their advisors at the expense of mutual fund investors. In connection therewith, defendants violated their fiduciary duties to their customers in return for substantial fee and other income for themselves and their affiliates.

21. The defendants' wrongful conduct involved "timing" of mutual funds. "Timing" is an investment technique involving short-term, "in and out" trading of mutual fund shares. The technique is designed to exploit inefficiencies in the way mutual fund companies price their shares. It is widely acknowledged that timing inures to the detriment of long-term shareholders. Because of this detrimental effect, mutual fund prospectuses typically state that timing is monitored and the funds work to prevent it. Nonetheless, in return for investments that will increase fund managers' fees, fund managers enter into undisclosed agreements to allow timing.

22. In fact, certain mutual fund companies have employees (generally referred to as the "timing police") who are supposed to detect "timers" and put a stop to their short-term trading activity. Nonetheless, defendants arranged to give Defendant Pilgrim's private investment limited partnership and other market timers a "pass" with the timing police, who would look the other way rather than attempt to shut down their short-term trading.

23. The mutual fund prospectuses for the funds at issue created the misleading impression that mutual funds were vigilantly protecting investors against the negative effects of timing. In fact, the opposite was true: defendants sold the right to time their funds to Defendant Pilgrim's private investment limited partnership and other hedge fund investors. The prospectuses were silent about these arrangements.

24. As a result of the "timing" of mutual funds, Defendant Pilgrim's private investment limited partnership, other timers, and defendants and their intermediaries profited handsomely. The losers were unsuspecting long-term mutual fund investors. Defendants' profits came dollar-for-dollar out of their pockets.

TIMING

25. Mutual funds are designed for buy-and-hold investors, and are therefore the favored homes for Americans' retirement and college savings accounts. Nevertheless, quick-turnaround traders routinely try to trade in and out of certain mutual funds in order to exploit inefficiencies in the way they set their Net Asset Values or "NAVs."

26. This strategy works only because some funds use "stale" prices to calculate the value of securities held in the fund's portfolio. These prices are "stale" because they do not necessarily reflect the "fair value" of such securities as of the time the NAV is calculated. A typical example

is a U.S. mutual fund that holds Japanese shares. Because of the time zone difference, the Japanese market may close at 2:00 a.m. New York time. If the U.S. mutual fund manager uses the closing prices of the Japanese shares in his or her fund to arrive at an NAV at 4:00 p.m. in New York, he or she is relying on market information that is fourteen hours old. If there have been positive market moves during the New York trading day that will cause the Japanese market to rise when it later opens, the stale Japanese prices will not reflect them, and the fund's NAV will be artificially low. Put another way, the NAV does not reflect the true current market value of the stocks the fund holds. On such a day, a trader who buys the Japanese fund at the "stale" price is virtually assured of a profit that can be realized the next day by selling. Taking advantage of this kind of short-term arbitrage repeatedly in a single mutual fund is called "timing" the fund.

27. Effective timing captures an arbitrage profit. The arbitrage profit from timing comes dollar-for-dollar out of the pockets of the long-term investors: the timer steps in at the last moment and takes part of the buy-and-hold investors' upside when the market goes up, so the next day's NAV is reduced for those who are still in the fund. If the timer sells short on bad days -- as Defendant Pilgrim's private investment limited partnership did -- the arbitrage has the effect of making the next day's NAV lower than it would otherwise have been, thus magnifying the losses that investors are experiencing in a declining market.

28. Besides the wealth transfer of arbitrage (called "dilution"), timers also harm their target funds in a number of other ways. They impose their transaction costs on the long-term investors. Indeed, trades necessitated by timer redemptions can also lead to realization of taxable capital gains at an undesirable time, or may result in managers having to sell stock into a falling market. Accordingly, fund managers often seek to minimize the disruptive impact of timers by

keeping cash on hand to pay out the timers' profits without having to sell stock. This "strategy" does not eliminate the transfer of wealth out of the mutual fund caused by timing; it only reduces the administrative cost of those transfers. However, at the same time it can also reduce the overall performance of the fund by requiring the fund manager to keep a certain amount of the funds' assets in cash at all times, thus depriving the investors of the advantages of being fully invested in a rising market. Some fund managers even enter into special investments as an attempt to "hedge" against timing activity (instead of just refusing to allow it), thus deviating altogether from the ostensible investment strategy of their funds, and incurring further transaction costs.

29. Mutual fund managers are aware of the damaging effect that timers have on their funds. While it is virtually impossible for fund managers to identify every timing trade, large movements in and out of funds -- like those made by Defendant Pilgrim's private investment limited partnership -- are easy for managers to spot. And mutual fund managers have tools to fight back against timers.

30. Fund managers typically have the power simply to reject timers' purchases. As fiduciaries for their investors, mutual fund managers are obliged to do their best to use these weapons to protect their customers from the dilution that timing causes.

31. The incentive to the defendant mutual funds to engage in such wrongdoing is as follows. Typically a single management company sets up a number of mutual funds to form a family. While each mutual fund is in fact its own company, as a practical matter the management company runs it. The portfolio managers who make the investment decisions for the funds and the executives to whom they report are all typically employees of the management company, not the

mutual funds themselves. Still, the management company owes fiduciary duties to each fund and each investor.

32. The management company makes its profit from fees it charges the funds for financial advice and other services. These fees are typically a percentage of the assets in the fund, so the more assets in the family of funds, the more money the manager makes. The timer understands this perfectly, and frequently offers the manager more assets in exchange for the right to time. Fund managers have succumbed to temptation and allowed investors in the target funds to be hurt in exchange for additional money in their own pockets in the form of higher management fees.

33. Thus, by keeping money -- often many million dollars -- in the same family of mutual funds (while moving the money from fund to fund), Defendant Pilgrim's private investment limited partnership assured the manager that he or she would collect management and other fees on the amount whether it was in the target fund, the resting fund, or moving in between. In addition, sometimes the manager would waive any applicable early redemption fees. By doing so, the manager would directly deprive the fund of money that would have partially reimbursed the fund for the impact of timing.

34. As an additional inducement for allowing the timing, fund managers often received "sticky assets." These were typically long-term investments made not in the mutual fund in which the timing activity was permitted, but in one of the fund manager's financial vehicles (e.g., a bond fund or a hedge fund run by the manager) that assured a steady flow of fees to the manager.

35. These arrangements were never disclosed to mutual fund investors. On the contrary, many of the relevant mutual fund prospectuses contained materially misleading statements assuring investors that the fund managers discouraged and worked to prevent mutual fund timing.

THE SCHEME AT PILGRIM BAXTER

36. In connection with an examination of active trading of mutual fund shares by the United States Securities and Exchange Commission ("SEC") and the New York Attorney General ("NYAG"), Pilgrim Baxter received inquiries and subpoenas for documents from those agencies on July 28, 2003.

37. Soon after receiving inquiries and subpoenas from the SEC and NYAG, Pilgrim Baxter retained independent counsel to assist in responding to these inquiries and to conduct a thorough and independent examination of mutual fund shareholder trading practices in the PBHG Fund Family.

38. On September 3, 2003, NYAG Elliot Spitzer (the "Attorney General") attacked the mutual fund industry by filing a complaint charging fraud against Edward Stern and Canary Capital Partners, LLC ("Canary") in connection with the unlawful mutual practices of late trading and timing. More specifically, the Attorney General alleged the following: "Canary developed a complex strategy that allowed it to in effect sell mutual funds short and profit on declining NAVs." Additionally, the Attorney General alleged that Canary set up arrangements with Bank of America, Bank One, Janus, and Strong to late trade and time those companies respective mutual funds. The Attorney General further alleged:

> Bank of America . . .(i) set Canary up with a state-of-the art electronic late trading platform, allowing it to trade late in the hundreds of mutual funds that the bank offers to its customers, (ii) gave Canary permission to time the Nations Funds Family (iii) provided Canary with approximately $300 million of credit to finance this late trading and timing, and (iv) sold Canary the derivative short positions it needed to time the funds as the market dropped. None of these facts were disclosed in the Nations Funds prospectuses. In the process, Canary became one of Bank of America's largest customers. The

relationship was mutually beneficial in that Canary made tens of millions through late trading and timing, while the various parts of the Bank of America that serviced Canary made millions themselves.

39. On November 13, 2003, Pilgrim Baxter announced that founders defendants Baxter and Pilgrim have stepped down from their positions with the firm. Additionally, Pilgrim Baxter stated:

> "As a result of the well publicized examination of mutual fund firms' policies and practices by government regulators, in September we initiated an internal review of our own past practices. That review, conducted with the assistance of independent experts, has raised questions about decisions the prior management team made before December 2001, when they sought to eliminate all market timing in the PBHG Funds. That review has brought into focus conduct that was not, in our view, consistent with the highest standards of professional and ethical behavior. We have brought these matters to the attention of the PBHG Funds Board of Trustees and regulatory authorities. The interest of our funds' shareholders and the integrity of our firm are our highest priorities. Therefore, we have proposed specific actions to resolve the issue."

40. Pilgrim Baxter further stated:

> **At issue is a passive investment on the part of Mr. Pilgrim in a private investment limited partnership, unaffiliated with Pilgrim Baxter, that, with Mr. Baxter's knowledge when he was CEO, actively purchased and redeemed shares of certain PBHG Funds and other mutual funds using a quantitative tactical asset allocation model based solely on publicly available information.** Mr. Pilgrim's initial investment in the limited partnership began in 1995 and has continued to the present, while the limited partnership's investment activity in the PBHG Funds was limited to the period from March 2000 to December 2001. (Emphasis added.)

41. The actions of the defendants have harmed plaintiff and members of the class. In essence, the defendants' actions of allowing market timing to occur have caused plaintiff and members of the class's shares to be diluted in value.

42. As such, defendants have breached their fiduciary duties to plaintiff and the class by lying to investors about their effort to curb market timers by entering into undisclosed agreements intended to boost their fees and permitting their defendant Pilgrim's private investment limited partnership and others to time the mutual funds.

FIRST CAUSE OF ACTION

(For Violations of Section 34 of the Investment Company Act)

43. Plaintiff repeats and realleges all of the paragraphs set forth above.

44. Through the course of conduct alleged herein, defendants have made untrue statements of material fact and/or omitted to state material facts necessary to make the statements not misleading in violation of Section 34 of the Investment Company Act, [15 U.S.C. § 80a-33(b)].

45. As a direct and proximate result of defendants' wrongful conduct alleged herein, plaintiff and the other members of the Class have suffered damages.

SECOND CAUSE OF ACTION

(For Breach of Fiduciary Duty)

46. Plaintiff repeats and realleges all of the paragraphs set forth above.

47. By engaging in the wrongdoing alleged herein, defendants have breached and are breaching their fiduciary duties owed to plaintiff and the other members of the Class.

48. Plaintiff and the Class have been specifically injured by defendants' wrongdoing. For example, those class members who redeemed their shares during the Class Period received less than what they would have been entitled to had certain individuals not engaged in illegal market timing and late trading. Additionally, certain members of the Class (i.e., those who

purchased their mutual fund shares legally), were treated differently than those purchasers that were market timers and/or late traders. Defendants acted in bad-faith in connection with the wrongful conduct complained of in this complaint.

49. Additionally, defendants have breached their duty of candor owed to plaintiff and the Class.

WHEREFORE, plaintiff demands judgment against the defendants as follows:

(a) Declaring this action to be a class action and certifying plaintiff as a class representative and plaintiff's counsel as class counsel;

(b) Enjoining, preliminarily and permanently, the transactions complained of herein;

(c) Directing that defendants account to plaintiff and the other members of the Class for all damages caused to them and account for all profits and any special benefits obtained as a result of their unlawful conduct;

(d) Awarding plaintiff the costs and disbursements of this action, including a reasonable allowance for the fees and expenses of plaintiff's attorneys and experts; and

(e) Granting plaintiff and the other members of the Class such other and further relief as may be just and proper.

JURY DEMAND

Plaintiff hereby demands a trial by jury.

Dated: December 5, 2003

Respectfully submitted,

LAW OFFICES BERNARD M. GROSS, P.C.

____

DEBORAH R. GROSS #44542
SUSAN R. GROSS #60547
1515 Locust Street
Second Floor
Philadelphia, PA 19102
Tel: (215) 561-3600

BERNSTEIN LIEBHARD & LIFSHITZ, LLP
Sandy A. Liebhard
U. Seth Ottensoser
Gregory M. Egleston
10 East 40th Street
New York, NY 10016
Tel: (212) 779-1414

Attorneys for Plaintiff

UNITED STATES DISTRICT COURT
SOUTHERN DISTRICT OF NEW YORK

03 CV 9655

RACHELLE S. KNOPF, Individually and On Behalf of All Others Similarly Situated, Plaintiff, vs. PILGRIM BAXTER & ASSOCIATES, LTD., PBHG FUND DISTRIBUTORS, PBHG FUNDS, HAROLD J. BAXTER, GARY L. PILGRIM, PBHG GROWTH FUND, PBHG EMERGING GROWTH FUND, PBHG LARGE CAP GROWTH FUND, PBHG SELECT GROWTH FUND, PBHG FOCUSED VALUE FUND, PBHG LARGE CAP VALUE FUND, PBHG MID-CAP VALUE FUND, PBHG SELECT EQUITY FUND, PBHG SMALL CAP VALUE FUND, PBHG LARGE CAP 20 FUND, PBHG STRATEGIC SMALL COMPANY FUND, PBHG DISCIPLINED EQUITY FUND, PBHG LARGE CAP FUND, PBHG MID-CAP FUND, PBHG SMALL CAP FUND, PBHG CLIPPER FOCUS FUND, PBHG SMALL CAP VALUE FUND, TS&W SMALL CAP VALUE FUND, LLC, PBHG REIT FUND, PBHG TECHNOLOGY & COMMUNICATIONS FUND, PBHG IRA CAPITAL PRESERVATION FUND, PBHG INTERMEDIATE FIXED INCOME FUND, PBHG CASH RESERVES FUND, and DOES 1-100, Defendants.	Civil Action No. CLASS ACTION COMPLAINT JURY TRIAL DEMANDED #1

Plaintiff, Rachelle S. Knopf ("Plaintiff"), individually and on behalf of all other persons similarly situated, by her undersigned attorneys, for her complaint against Defendants, alleges the following based upon the investigation conducted by and through her attorneys, which included, among other things, a review of the Defendants' public documents, conference calls and announcements made by Defendants, United States Securities and Exchange Commission ("SEC") filings, wire and press releases published by and regarding the PBHG Family of Mutual

Funds and advisories about the funds, and information readily obtainable on the Internet. Plaintiff believes that substantial evidentiary support will exist for the allegations set forth herein after a reasonable opportunity for discovery.

NATURE OF THE ACTION

1. This is a class action on behalf of a class (the "Class") of all purchasers, redeemers and holders of PBHG family of funds (as defined below) who purchased, held or otherwise acquired shares between November 13, 1998 and November 13, 2003 (the "Class Period"), seeking to pursue remedies under the Securities Act of 1933 (the "Securities Act'), the Securities Exchange Act of 1934 (the "Exchange Act"), and the Investment Company Act of 1940 (the "Investment Company Act"), and for common law breach of fiduciary duties.

JURISDICTION AND VENUE

2. The claims asserted herein arise under and pursuant to Sections 10(b), and 20(a) of the Exchange Act [15 U.S.C. § 78j(b) and 78t(a)], and Rule 10b-5, promulgated thereunder [17 C.F.R. §240.10b-5]. Additionally, this action arises under Sections 11 and 15 of the Securities Act of 1933 (the "Securities Act") [15 U.S.C.§§77k, 77(a)(2), and 77(o)] and pursuant to §36 of the Investment Company Act [15 U.S.C. § 80a-35].

3. This Court has jurisdiction over the subject matter of this action pursuant to §27 of the Exchange Act of 1934 [15 U.S.C. §78aa]; Section 22 of the Securities Act [15 U.S.C.§77v]; and §36 of the Investment Company Act [15 U.S.C. §80a-35].

4. Venue is proper in this District pursuant to 28 U.S.C. §1391(b), as many of the acts and practices complained of herein occurred in substantial part in this District.

5. In connection with the acts alleged in this complaint, Defendants, directly or indirectly, used the means and instrumentalities of interstate commerce, including, but not limited to, the mails, interstate telephone communications and the facilities of the national securities markets.

PARTIES

6. Plaintiff bought and held shares of PBHG Growth Fund during the Class Period and has suffered damages as a result of the wrongful acts of Defendants as alleged herein.

7. Defendant Pilgrim Baxter & Associates, Ltd. ("Pilgrim Baxter") is a registered investment adviser located in Wayne, Pennsylvania. Pilgrim Baxter manages the PBHG Family of Mutual Funds. Pilgrim Baxter maintains its principle place of business at 1400 Liberty Ridge Drive, Wayne, Pennsylvania 19087.

8. The PBHG Funds, is the registrant and issuer of the shares of PBHG Family of Mutual Funds. The PBHG Funds maintains its principle place of business at 1400 Liberty Ridge Drive, Wayne, Pennsylvania 19087.

9. PBHG Fund Distributors is the distributor of the PBHG Family of Mutual Funds and maintains its principal place of business at 1400 Liberty Ridge Drive, Wayne, Pennsylvania 19087.

10. Defendant Harold J. Baxter ("Baxter") was one of the co-founders of Pilgrim Baxter. During this Class Period, Defendant Baxter served as chief executive officer and chairman. On November 13, 2002, Pilgrim Baxter announced that Defendant Baxter had stepped down from his position with Pilgrim Baxter.

11. Defendant Gary L. Pilgrim ("Pilgrim") was one of the co-founders of Pilgrim Baxter. During this Class Period, Defendant Pilgrim served as chief operating officer. On November 13, 2002, Pilgrim Baxter announced that Defendant Pilgrim had stepped down from his position with Pilgrim Baxter.

12. Defendants PBHG Large Cap Growth Fund, PBHG Select Growth Fund, PBHG Focused Value Fund, PBHG Large Cap Value Fund, PBHG Mid-Cap Value Fund, PBHG Select Equity Fund, PBHG Small Cap Value Fund, PBHG Large Cap 20 Fund, PBHG Strategic Small Company Fund, PBHG Disciplined Equity Fund, PBHG Large Cap Fund, PBHG Mid-Cap Fund, PBHG Small Cap Fund, PBHG Clipper Focus Fund, PBHG Small Cap Value Fund, TS&W Small Cap Value Fund, LLC, PBHG Focused Fund, PBHG Reit Fund, PBHG Technology & Communications Fund, PBHG IRA Capital Preservation Fund, PBHG Intermediate Fixed Income Fund, and PBHG Cash Reserves Fund (collectively referred to as the "PBHG Mutual Funds') are mutual funds that are registered under the Investment Company Act and managed by Pilgrim Baxter.

13. The true names and capacities (whether individual, corporate, associate or otherwise) of Defendants Does 1 through 100 are unknown to Plaintiff, who sues said Defendants by such fictitious names. Plaintiff is informed and believes and thereon alleges that each of the Defendants fictitiously named herein is legally responsible in some actionable manner for the events described herein, and thereby proximately caused the damage to the Plaintiff and the members of the Class.

CLASS ACTION ALLEGATIONS

14. Plaintiff brings this action as a class action pursuant to Federal Rules of Civil Procedure 23(a) and (b)(3) on behalf of herself and a Class consisting of all persons, redeemers and holders of the mutual fund shares that are the subject of this lawsuit, who purchased, held, or otherwise acquired shares between November 13, 1998 and November 13, 2003, inclusive, (the "Class Period") and who were damaged thereby. Excluded from the Class are Defendants, the officers and directors of the Company, members of their immediate families and their legal representatives, heirs, successors or assigns and any entity in which Defendants have or had a controlling interest.

15. The members of the Class are so numerous that joinder of all members is impracticable. While the exact number of Class members is unknown to Plaintiff at this time and can only be ascertained through appropriate discovery, Plaintiff believes that there are thousands of members in the proposed Class.

16. Plaintiff's claims are typical of the claims of the members of the Class, because Plaintiff and all of the Class members sustained damages arising out of Defendants' wrongful conduct s complained of herein.

17. Plaintiff will fairly and adequately protect the interests of the Class members and has retained counsel who are experienced and competent in class and securities litigation.

18. A Class Action is superior to all other available methods for the fair and efficient adjudication of this controversy, since joinder of all member is impracticable. Furthermore, as the damages suffered by individual Class members may be relatively small, the expense and burden of individual litigation make it virtually impossible for members of the Class to

individually redress the wrongs done to them. There will be no difficulty in the management of this action as a class action.

19. Questions of law and fact common to the members of the Class predominate over any questions that may affect only individual members, in that Defendants have acted on grounds generally applicable to the entire Class. Among the questions of law and fact common to the Class are:

(a) Whether the federal securities laws were violated by Defendants' acts as alleged herein;

(b) Whether Defendants breached their fiduciary duties by engaging in fraudulent activity; and

(c) Whether the members of the Class have sustained damages and, if so, what is the appropriate measure of damages.

SUBSTANTIVE ALLEGATIONS

BACKGROUND

20. This action concerns a fraudulent scheme and course of action which was intended to and indeed did benefit mutual funds and their advisors at the expense of mutual fund investors. In connection therewith, Defendants violated their fiduciary duties to their customers in return for substantial fees and other income for themselves and their affiliates.

21. The Defendants' wrongful conduct involved "timing" of mutual funds. "Timing" is an investment technique involving short-term, "in and out" trading of mutual fund shares. The technique is designed to exploit inefficiencies in the way mutual fund companies price their shares. It is widely acknowledged that timing inures to the detriment of long-term shareholders.

Because of the detrimental effect, mutual fund prospectuses typically state that timing is monitored and the funds work to prevent it. Nonetheless, in return for investments that will increase fund manager's fees, fund managers enter into undisclosed agreements to allow timing.

22. In fact, certain mutual fund companies have employees (generally referred to as "timing police') who are supposed to detect "timers" and put a stop to their short-term trading activity. Nonetheless, Defendants arranged to give Defendant Pilgrim's private investment limited partnership and other market timers a "pass" with the timing police, who would look the other way rather than attempt to shut down their short-term trading.

23. The mutual fund prospectuses for the funds at issue created the misleading impression that mutual funds were vigilantly protecting investors against the negative effects of timing. In fact, the opposite was true: Defendants sold the right to time their funds to Defendant Pilgrim's private investment limited partnership and other hedge fund investors. The prospectuses were silent about these arrangements.

24. As a result of the "timing" of mutual funds, Defendant Pilgrim's private investment limited partnership, other timers, and Defendants and their intermediaries profited handsomely. The losers were unsuspecting long-term mutual fund investors. Defendants' profits came dollar-for-dollar out of the pockets of long-term mutual fund investors.

TIMING

25. Mutual funds are designed for buy-and-hold investors. Nevertheless, quick-turnaround traders routinely try to trade in and out of certain mutual funds in order to exploit inefficiencies in the way they set their Net Asset Value or "NAVs."

26. This strategy works only because some funds use "stale" prices to calculate the value of securities held in the fund's portfolio. These prices are "stale" because they do not necessarily reflect the "fair value" of such securities as of the time the NAV is calculated. A typical example is a U.S. mutual fund that holds Japanese securities. Because of the time zone difference, the Japanese market may close at 2:00 a.m. New York time. If the U.S. mutual fund manager uses the closing prices of the Japanese securities in his or her fund to arrive at an NAV at 4:00 p.m. in New York, he or she is relying on market information that is fourteen hours old. If there has been positive market moves during the New York trading day that will cause the Japanese market to rise when it later opens, the stale Japanese prices will not reflect that increase, and the fund's NAV will be artificially low. Put another way, the NAV would not reflect the true current market value of the stocks the fund holds. On such a day, a trader who buys the Japanese fund at the "stale" price is virtually assured of a profit that can be realized the next day by selling. Taking advantage of this kind of short-term arbitrage repeatedly in a single mutual fund is called "timing" the fund.

27. Effective timing captures an arbitrage profit. The arbitrage profit from timing comes dollar-for-dollar out of the pockets of the long-term investors: the timer steps in at the last moment and takes part of the buy-and-hold investors' upside when the market goes up, so the next day's NAV is reduced for those who are still in the fund. If the timer sells short on bad days – as Defendant Pilgrim's private investment limited partnership did – the arbitrage has the effect of making the next day's NAV lower that it would otherwise have been, thus magnifying the losses that investors are experiencing in a declining market.

28. Besides the wealth transfer of arbitrage (called "dilution"), timers also harm their target funds in a number of other ways. They impose their transaction costs on the long-term investors. Indeed, trades necessitated by timer redemptions can also lead to realization of taxable capital gains at an undesirable time, or may result in managers having to sell stock into a falling market. Accordingly, fund managers often seek to minimize the disruptive impact of timers by keeping cash on hand to pay out the timers' profits without having to sell stock. This "strategy" does not eliminate the transfer of wealth out of the mutual fund caused by timing; it only reduces the administrative cost of those transfers. However, at the same time it can also reduce the overall performance of the fund by requiring the fund manager to keep a certain amount of the funds' assets in cash at all times, thus depriving the investors of the advantages of being fully invested in a rising market. Some fund managers even enter into special investments as an attempt to hedge' against timing activity (instead of just refusing to allow it), thus deviating altogether from the ostensible investment strategy of their funds, and incurring further transaction costs.

29. Mutual fund managers are aware of the damaging effect that timers have on their funds. While it is virtually impossible for fund managers to identify every timing trade, large movements in and out of funds — like those made by Defendant Pilgrim's private investment limited partnership — are easy for managers to spot. And mutual fund managers have tools to fight back against timers.

30. Fund managers typically have the power to simply reject timers' purchases. As fiduciaries for their investors, mutual fund managers are obliged to do their best to use these weapons to protect their customers from the dilution that timing causes.

31. The incentive to the Defendant mutual funds to engage in such wrongdoing is as follows. Typically a single management company sets up a number of mutual funds to form a family. While each mutual fund is in fact its own company, as a practical matter the management company runs it. The portfolio managers who make the investment decisions for the funds and the executives to whom they report are all typically employees of the management company, not the mutual funds themselves. Still, the management company owes fiduciary duties to each fund and each investor.

32. The management company makes it profit from fees it charges the funds for financial advice and other services. These fees are typically a percentage of the assets in the fund, so the more assets in the family of funds, the more money the manager makes. The timer understands this perfectly, and frequently offers the manager more assets in exchange for the right to time. Fund managers have succumbed to temptation and allowed investors in the target funds to be hurt in exchange for additional money in their own pockets in the form of higher management fees.

33. Thus, by keeping money — often many million dollars — in the same family of mutual funds (while moving the money from fund to fund), Defendant Pilgrim's private investment limited partnership assured the manager that he or she would collect management and other fees on the amount whether it was in the target fund, the resting fund, or moving in between. In addition, sometimes the manager would waive any applicable early redemption fees. By doing so, the manager would directly deprive the fund of money that would have partially reimbursed the fund for the impact of timing.

34. As an additional inducement for allowing the timing, fund managers often received "sticky assets." These were typically long-term investments made not in the mutual fund in which the timing activity was permitted, but in one of the fund manager's financial vehicles (e.g., a bond or hedge fund run by the manager) that assured a steady flow of fees to the manager.

35. These arrangements were never disclosed to mutual fund investors. On the contrary, many of the relevant mutual fund prospectuses contained materially misleading statements assuring investors that the fund managers discouraged and worked to prevent mutual fund timing.

THE SCHEME AT PILGRIM BAXTER

36. In connection with an examination of active trading of mutual fund shares by the United States Securities and Exchange Commission ("SEC") and the New York Attorney General ("NYAG"), Pilgrim Baxter received inquiries and subpoenas for documents from those agencies on July 28, 2003.

37. Soon after receiving inquiries and subpoenas from the SEC and NYAG, Pilgrim Baxter retained independent counsel to assist in responding to these inquiries and to conduct a thorough and independent examination of mutual fund shareholder trading practices in the PBHG Fund Family.

38. On September 3, 2003, NYAG Elliot Spitzer (the "Attorney General") attacked the mutual fund industry by filing a complaint charging fraud against Edward Stern and Canary Capital Partners, LLC ("Canary") in connection with the unlawful mutual practices of late trading and timing. More specifically, the Attorney General alleged the following: "Canary

developed a complex strategy that allowed it to in effect sell mutual funds short and profit on declining NAVs." Additionally, the Attorney General alleged that Canary set up arrangements with Bank of America, Bank One, Janus, and Strong to late trade and time those companies respective mutual funds. The Attorney General further alleged:

> Bank of America ... (i) set Canary up with a state-of-the-art electronic late trading platform, allowing it to trade late in the hundreds of mutual funds that the bank offers to its customers, (ii) gave Canary permission to time Nations Funds Family, (iii) provided Canary with approximately $300 million of credit to finance this late trading and timing, and (iv) sold Canary the derivative short positions it needed to time the funds as the market dropped. None of these facts were disclosed in the Nations Funds prospectuses. In the process, Canary became one of Bank of America's largest customers. The relationship was mutually beneficial in that Canary made tens of millions through late trading and timing, while the various parts of the Bank of America that service Canary made millions themselves.

39. On November 13, 2003, Pilgrim Baxter announced that its founders, Defendants Baxter and Pilgrim, have stepped down from their positions with the firm. Additionally, Pilgrim Baxter stated:

> "As a result of the well publicized examination of mutual fund firms' policies and practices by government regulators, in September we initiated an internal review of our own past practices. That review, conducted with the assistance of independent experts, has raised questions about decisions the prior management team made before December 2001, when they sought to eliminate all market timing in the PBHG Funds. That review has brought into focus conduct that was not, in our view, consistent with the highest standards of professional and ethical behavior. We have bought these matters to the attention of the PBHG Funds Board of Trustees and regulatory authorities. The interest of our funds' shareholders and the integrity of our firm are our highest priorities. Therefore, we have proposed specific actions to resolve the issue."

40. Pilgrim Baxter further stated:

> **At issue is a passive investment on the part of Mr. Pilgrim in a private investment limited partnership, unaffiliated with Pilgrim Baxter, that, with Mr. Baxter's knowledge when he was CEO, actively purchased and redeemed shares of certain PBHG Funds and other mutual funds using a quantitative tactical asset allocation model based solely on publicly available information.** Mr. Pilgrim's initial investment in the limited partnership began in 1995 and has continued to the present, while the limited partnership's investment activity in the PBHG Funds was limited to the period from March 2000 to December 2001. (Emphasis added.)

41. The actions of the Defendants have harmed Plaintiff and members of the class. In essence, the Defendants' actions of allowing market timing to occur have caused Plaintiff and members of the class's shares to be diluted in value.

42. As such, Defendants have breached their fiduciary duties to Plaintiff and the class by lying to investors about their efforts to curb market timers by entering into undisclosed agreements intended to boost their fees and permitting their Defendant Pilgrim's private investment limited partnership and others to time the mutual funds. As a result, Defendants have violated the Securities Act, the Exchange Act, and Investment Company Act, and common law fiduciary duties.

THE PBHG MUTUAL FUNDS' PROSPECTUSES WERE MATERIALLY FALSE AND MISLEADING

43. The PBHG Mutual Funds' Prospectus stated: **"The Fund also charges the redemption/exchange fee to discourage market timing by those shareholders initiating redemptions or exchanges to take advantage of short-term market movements."** (Emphasis added.)

44. Given that Pilgrim Baxter allowed market timing of its funds to occur by no less than its founders, its prospectuses were false and misleading because it failed to disclose the following: (a) that Defendants had entered into unlawful agreements allowing the Defendant Pilgrim's private investment limited partnership and Doe Defendants to time its trading of the PBHG Mutual Funds shares; (b) that, pursuant to those agreements, Defendant Pilgrim's private investment limited partnership and the Doe Defendants regularly timed the PBHG Mutual Funds; (c) that, contrary to the representations in the Prospectuses, the PBHG Mutual Funds only enforced their policy against frequent traders selectively; (d) that the Defendants regularly allowed Defendant Pilgrim's private investment limited partnership and the Doe Defendants to engage in trades that were disruptive to the efficient management of the PBHG Mutual Funds and/or increased the PBHG Mutual Funds' costs, thereby reducing the PBHG Mutual Funds actual performance; and (e) the Prospectuses failed to disclose that, pursuant to the unlawful agreements, Defendant Pilgrim's private investment limited partnership and Doe Defendants' benefitted financially at the expense of PBHG Mutual Funds' investors including Plaintiff and other members of the Class.

UNDISCLOSED ADVERSE INFORMATION

45. The market for the PBHG Mutual Funds was open, well-developed and efficient at all relevant times. As a result of these materially false and misleading statements and failures to disclose, the PBHG Mutual Funds traded at distorted prices during the Class Period. Plaintiff and other members of the Class purchased or otherwise acquired the PBHG Mutual Funds relying upon the integrity of the NAV for the PBHG Mutual Funds and market information relating to the PBHG Mutual Funds, and have been damaged thereby.

46. During the Class Period, Defendants materially misled the investing public, thereby distorting the NAV of the PBHG Mutual Funds, by allowing Defendant Pilgrim's private investment limited partnership and the Doe Defendants to time the PBHG Mutual Funds.

47. At all relevant times, the material misrepresentations and omissions particularized in this Complaint directly or proximately caused or were a substantial contributing cause of the damages sustained by Plaintiff and other members of the Class.

ADDITIONAL SCIENTER ALLEGATIONS

48. As alleged herein, Defendants acted with scienter in that Defendants knew that the public documents and statements issued or disseminated in the name of the PBHG Mutual Funds were materially false and misleading; knew that such statements or documents would be issued or disseminated to the investing public; and knowingly and substantially participated or acquiesced in the issuance or dissemination of such statements or documents as primary violations of the federal securities laws. Defendants, by virtue of their receipt of information reflecting the true facts regarding PBHG Mutual Funds, their control over, and/or receipt and/or modification of PBHG Mutual Funds' allegedly materially misleading misstatements and/or their associations with the PBHG Mutual Funds which made them privy to confidential proprietary information concerning the PBHG Mutual Funds, participated in the fraudulent scheme alleged herein.

49. Additionally, the Defendants were highly motivated to allow and facilitate the wrongful conduct alleged herein and participated in and/or had actual knowledge of the fraudulent conduct alleged herein. In exchange for allowing the unlawful practices alleged

herein, the Defendants, among other things, received increased management fees from "sticky assets" as well as an increased number of transactions in and out of the funds, and were able to profit from this illegal activity. In short, Defendants siphoned money out of the mutual funds and their own pockets.

50. The Defendants were motivated to participate in the wrongful scheme by the enormous profits they derived thereby. They systematically pursued the scheme with full knowledge of its consequences to other investors.

APPLICABILITY OF PRESUMPTION OF RELIANCE FRAUD-ON-THE-MARKET DOCTRINE

51. At all relevant times, the market for the PBHG Mutual Funds were an efficient market for the following reasons, among others:

(a) The PBHG Mutual Funds met the requirements for listing, and was listed and actively traded on a highly efficient and automated market;

(b) As a regulated issuer, the PBHG Mutual Funds filed periodic public reports with the SEC;

(c) The PBHG Mutual Funds regularly communicated with public investors via established market communication mechanisms, including through regular disseminations of press releases on the national circuits of major newswire services and through other wide-ranging public disclosures, such as communications with the financial press and other similar reporting services; and

(d) The PBHG Mutual Funds were followed by several securities analysts employed by major brokerage firms who wrote reports which were distributed to the sales force

and certain customers of their respective brokerage firms. Each of these reports was publicly available and entered the public marketplace.

52. As a result of the foregoing, the market for the PBHG Mutual Funds promptly digested current information regarding PBHG Mutual Funds from all publicly available sources and reflected such information in the respective PBHG Mutual Funds' NAV. Under these circumstances, all purchasers of the PBHG Mutual Funds during the Class Period suffered similar injury through their purchase or acquisition of PBHG Mutual Funds securities at distorted prices, and a presumption of reliance applies.

NO SAFE HARBOR

53. The statutory safe harbor provided for forward-looking statements under certain circumstances does not apply to any of the allegedly forward-looking statements pleaded in this complaint. Many of the specific statements pleaded herein were not identified as "forward-looking statements" when made. To the extent there were any forward-looking statements, there were no meaningful cautionary statements identifying important factors that could cause actual results to differ materially from those in the purportedly forward-looking statements. Alternatively, to the extent that the statutory safe harbor does apply to any forward-looking statements because at the time each of those forward-looking statements were made, the particular speaker knew that the particular forward-looking statement was false, and/or the forward-looking statement was authorized and/or approved by an executive officer of the Defendants who knew that those statements were false when made.

COUNT ONE

AGAINST PBHG FUND FOR VIOLATIONS

OF SECTION 11 OF THE SECURITIES ACT

54. Plaintiff repeats and realleges each and every allegation contained above as if fully set forth herein, except that, for purposes of this claim, Plaintiff expressly excludes and disclaims any allegation that could be construed as alleging fraud or intentional or reckless misconduct and otherwise incorporates the allegations contained above.

55. This claim is brought pursuant to Section 11 of the Securities Act, 15 U.S.C.§77k, on behalf of the Plaintiff and other members of the Class against the PBHG Funds.

56. PBHG Funds are the registrants for the PBHG Mutual Funds sold to Plaintiff and the other members of the Class and are statutorily liable under Section 11. PBHG Funds issued, caused to be issued, and participated in the issuance of the materially false and misleading written statements and/or omissions of material facts that were contained in the Prospectuses.

57. Plaintiff was provided with the PBHG Mutual Fund Prospectuses and, similarly, prior to purchasing units of each of the PBHG Mutual Funds, all Class members likewise received the appropriate prospectus. Plaintiff and other Class members purchased shares of the PBHG Mutual Funds traceable to the relevant false and misleading Prospectuses and were damaged thereby.

58. As set forth herein, the statements contained in the Prospectuses, when they became effective, were materially false and misleading for a number of reasons, including that they stated that it was the practice of the PBHG Mutual Funds to monitor and take steps to prevent timed trading because of its adverse effect on fund investors, and that the trading price was determined as of 4 p.m. each trading day with respect to all investors when, in fact, select investors (Defendant Pilgrim's private investment limited partnership and the Does named as

Defendants herein) were allowed to engage in timed trading. The Prospectuses failed to disclose and misrepresented, *inter alia*, the following material and adverse facts: (a) that Defendants had entered into unlawful agreements allowing the Defendant Pilgrim's private investment limited partnership and Doe Defendants to time its trading of the PBHG Mutual Funds shares; (b) that, pursuant to those agreement, Defendant Pilgrim's private investment limited partnership and Doe Defendants regularly timed the PBHG Mutual Funds shares; (c) that, contrary to the express representations in the Prospectuses, the PBHG Mutual Funds enforced their policy against frequent traders selectively, (d) that the Defendants regularly allowed Defendant Pilgrim's private investment limited partnership and Doe Defendants to engage in trades that were disruptive to the efficient management of the PBHG Mutual Funds and/or increased the PBHG Mutual Funds' costs, thereby reduced the PBHG Mutual Funds' actual performance; and (e) the Prospectuses failed to disclose that, pursuant to the unlawful agreements, Defendant Pilgrim's private investment limited partnership and Doe Defendants benefitted financially at the expense of the PBHG Mutual Funds' investors including Plaintiff and the other members of the Class.

59. At the time they purchased the PBHG Mutual Funds shares traceable to the defective Prospectuses, Plaintiff and Class members were without knowledge of the facts concerning the false and misleading statements or omissions alleged herein and could not reasonably have possessed such knowledge. This claim is brought within the applicable statute of limitations.

COUNT TWO

AGAINST PILGRIM BAXTER AND PBHG FUND DISTRIBUTORS AS CONTROL PERSONS FOR VIOLATIONS OF SECTION 15 OF THE SECURITIES ACT

60. Plaintiff repeats and realleges each and every allegation contained above, except that for purposes of this claim, Plaintiff expressly excludes and disclaims any allegation that could be construed as alleging fraud or intentional reckless misconduct and otherwise incorporates the allegations contained above.

61. This Claim is brought pursuant to Section 15 of the Securities Act against Pilgrim Baxter and PBHG Fund Distributors, each as a control person of the PBHG Funds. It is appropriate to treat these Defendants as a group for pleading purposes and to presume that the false, misleading, and incomplete information conveyed in the PBHG Mutual Funds' public filings, press releases and other publications are the actions of Pilgrim Baxter and PBHG Fund Distributors.

62. PBHG Funds are liable under Section 11 of the Securities Act as set forth herein.

63. Pilgrim Baxter and PBHG Fund Distributors was a "control person" of PBHG Funds within the meaning of Section 15 of the Securities Act, by virtue of its position of operational control and/or ownership. At the time Plaintiff and other members of the Class purchased shares of PBHG Mutual Funds, by virtue of their positions of control and authority over the PBHG Funds directly and indirectly, had the power and authority, and exercised the same, to cause the PBHG Funds to engage in the wrongful conduct complained of herein. PBHG Funds issued, caused to be issued, and participated in the issuance of materially false and misleading statements in the Prospectuses.

64. Pursuant to Section 15 of the Securities Act, by reason of the foregoing, Pilgrim Baxter and PBHG Fund Distributors are liable to Plaintiff and the other members of the Class for the PBHG Funds' primary violations of Section 11 of the Securities Act.

65. By virtue of the foregoing, Plaintiff and other members of the Class are entitled to damages against Pilgrim Baxter and PBHG Fund Distributors.

COUNT THREE

VIOLATION OF SECTION 10(b) OF THE EXCHANGE ACT AGAINST AND RULE 10b-5 PROMULGATED THEREUNDER AGAINST ALL DEFENDANTS

66. Plaintiff repeats and realleges each and every allegation contained above as if fully set forth herein except for Claims brought pursuant to the Securities Act.

67. During the Class Period, each of the Defendants carried out a plan, scheme and course of conduct which was intended to and, throughout the Class Period, did deceive the investing public, including Plaintiff and the other Class members, as alleged herein and cause Plaintiff and other members of the Class to purchase PBHG Mutual Funds shares or interests at distorted prices and otherwise suffered damages. In furtherance of this unlawful scheme, plan and course of conduct, Defendants, and each of them, took the actions set forth herein.

68. Defendants (i) employed devices, schemes, and artifices to defraud; (ii) made untrue statements of material fact and/or omitted to state material facts necessary to make the statements not misleading; and (iii) engaged in acts, practices, and a course of business which operated as a fraud and deceit upon the purchasers of the PBHG Mutual Funds, including Plaintiff and other members of the Class, in an effort to enrich themselves through undisclosed manipulative trading tactics by which they wrongfully appropriated PBHG Mutual Funds' assets

and otherwise distorted the pricing of their securities in violation of Section 10(b) of the Exchange Act and Rule 10b-5. All Defendants are sued as primary participants in the wrongful and illegal conduct and scheme charged herein.

69. Defendants, individually and in concert, directly and indirectly, by the use, means or instrumentalities of interstate commerce and/or of the mails, engaged and participated in a continuous course of conduct to conceal adverse material information about the PBHG Mutual Funds operations, as specified herein.

70. These Defendants employed devices, schemes and artifices to defraud and a course of conduct and scheme as alleged herein to unlawfully manipulate and profit from secretly timed trading and thereby engaged in transactions, practices and a course of business which operated as a fraud and deceit upon Plaintiff and members of the Class.

71. The Defendants had actual knowledge of the misrepresentations and omissions of material facts set forth herein, or acted with reckless disregard for the truth in that they failed to ascertain and to disclose such facts, even though such facts were available to them. Such Defendants' material misrepresentations and/or omissions were done knowingly or recklessly and for the purpose and effect of concealing the truth.

72. As a result of the dissemination of the materially false and misleading information and failure to disclose material facts, as set forth above, the market price of the PBHG Mutual Funds were distorted during the Class Period such that they did not reflect the risks and costs of the continuing course of conduct alleged herein. In ignorance of these facts that market prices of the shares were distorted, and relying directly or indirectly on the false and misleading statements made by the Defendants, or upon the integrity of the market in which the securities trade, and/or

on the absence of material adverse information that was known to or recklessly disregarded by Defendants but not disclosed in public statements by Defendants during the Class Period, Plaintiff and the other members of the Class acquired the shares or interests in the PBHG Mutual Funds during the Class Period at distorted prices and were damaged thereby.

73. At the time of said misrepresentations and omissions, Plaintiff and other members of the Class were ignorant of their falsity, and believed them to be true. Had Plaintiff and the other members of the Class and the marketplace known of the truth concerning the PBHG Mutual Funds' operations, which were not disclosed by Defendants, Plaintiff and other members of the Class would not have purchased or otherwise acquired their shares or, if they had acquired such shares or other interests during the Class Period, they would not have done so at the distorted prices which they paid.

74. By virtue of the foregoing, Defendants have violated Section 10(b) of the Exchange Act, and Rule 10b-5 promulgated thereunder.

75. As a direct and proximate result of Defendants' wrongful conduct, Plaintiff and the other members of the Class suffered damages in connection with their respective purchases and sales of the PBHG Mutual Funds shares during the Class Period.

COUNT FOUR

AGAINST HAROLD J. BAXTER, GARY L. PILGRIM, PILGRIM BAXTER, PBHG FUND DISTRIBUTORS AND PBHG FUNDS AS A CONTROL PERSON FOR VIOLATIONS OF SECTION 20(A) OF THE EXCHANGE ACT

76. Plaintiff repeats and realleges each and every allegation contained above as if fully set forth herein except for Claims brought pursuant to the Securities Act.

77. This Claim is brought pursuant to Section 20(a) of the Exchange Act against Baxter and Pilgrim as a control person of Pilgrim Baxter, PBHG Fund Distributors, PBHG Funds, and the PBHG Mutual Funds; against Pilgrim Baxter as a control person of PBHG Fund Distributors, PBHG Funds and the PBHG Mutual Funds; and against PBHG Fund Distributors as a control person of PBHG Funds and the PBHG Mutual Funds; and PBHG Funds as a control person of the PBHG Mutual Funds.

78. It is appropriate to treat these Defendants asa group for pleading purposes and to presume that the materially false, misleading, and incomplete information conveyed in the PBHG Mutual Funds' public filings, press releases and other publications are the collective actions of Baxter, Pilgrim, Pilgrim Baxter, PBHG Distributors, and PBHG Funds.

79. Baxter, Pilgrim, Pilgrim Baxter, PBHG Distributors, and PBHG Funds are controlling persons of the PBHG Mutual Funds within the meaning of Section 20(a) of the Exchange Act for the reasons alleged herein. By virtue of their operational and management control of the PBHG Mutual Funds' respective businesses and systematic involvement in the fraudulent scheme alleged herein, Baxter, Pilgrim, Pilgrim Baxter, PBHG Distributors, and PBHG Funds each had the power to influence and control and did influence and control, directly or indirectly, the decision-making and actions of the PBHG Mutual Funds, including the content and dissemination of the various statements which Plaintiff contends are false and misleading. Baxter, Pilgrim, Pilgrim Baxter, PBHG Distributors, and PBHG Funds had the ability to prevent the issuance of the statements alleged to be false and misleading or cause such statements to be corrected.

80. In particular, each of Baxter, Pilgrim, Pilgrim Baxter, PBHG Distributors, and PBHG Funds had direct and supervisory involvement in the operations of the PBHG Mutual Funds and, therefore, is presumed to have had the power to control or influence the particular transactions giving rise to the securities violations as alleged herein, and exercised the same.

81. As set forth above, Baxter, Pilgrim, Pilgrim Baxter, PBHG Distributors, and PBHG Funds each violated Section 10(b) and Rule 10b-5 by their acts and omissions as alleged in this Complaint. By virtue of their positions as controlling persons, Baxter, Pilgrim, Pilgrim Baxter, PBHG Distributors, and PBHG Funds are liable pursuant to Section 20(a) of the Exchange Act. As a direct and proximate result of Defendants' wrongful conduct, Plaintiff and other members of the Class suffered damages in connection with their purchases of PBHG Mutual Fund securities during the Class Period.

COUNT FIVE

VIOLATION OF SECTION 36(a) OF THE INVESTMENT COMPANY ACT <u>OF 1940 AGAINST ALL DEFENDANTS</u>

82. Plaintiff repeats and realleges each and every allegation contained above as if fully set forth herein.

83. This claim for relief is brought pursuant to Section 36(a) of the Investment Company Act of 1940 against Defendants. Under Section 36(a), an implied private right of action exists. <u>See</u> <u>McLachlan v. Simon</u>, 31F.Supp.2d 731 (N.D. Cal. 1998).

84. Under Section 36(a) of the Investment Company Act, Defendants shall be deemed to owe a fiduciary duty to Plaintiff and other class members with respect to the receipt of fees and compensation that Defendants receive for services of a material nature.

85. Here, Defendants have devised and implemented a scheme to obtain substantial fees and other income for themselves and their affiliates by allowing Pilgrim's private investment limited partnership and the Doe Defendants to engage in timing of the PBHG Mutual Funds throughout the Class Period and in violation of their fiduciary duties to their customers, i.e., Plaintiff and class members.

86. Defendants engaged in such scheme to only benefit themselves and their affiliates by allowing Pilgrim's private investment limited partnership and the Doe Defendants to engage in timing of the PBHG Mutual Funds named herein in return for substantial fees and other income.

87. Defendants have breached the fiduciary duties they owes to Plaintiff and other class members by, among other things, devising this plan and scheme solely for their own benefit and by failing to reveal to them material facts which would allow them to make informed decisions about the true value and performance of the Fund.

88. Plaintiff and other members of the Class have been injured as a result of Defendants' breach of fiduciary duty and violation of Section 36(a) of the Investment Act of 1940.

COUNT SIX

VIOLATION OF SECTION 36(b) OF THE INVESTMENT COMPANY ACT <u>OF 1940 AGAINST ALL DEFENDANTS</u>

89. Plaintiff repeats and realleges each and every allegation contained above as if fully set forth herein.

90. This claim for relief is brought pursuant to Section 36(b) of the Investment Company Act of 1940 against Defendants.

91. Under Section 36(b) of the Investment Company Act, Defendants shall be deemed to owe a fiduciary duty to Plaintiff and other class members with respect to the receipt of fees and compensation that Defendants receive for services of a material nature.

92. Here, Defendants have devised and implemented a scheme to obtain substantial fees and other income for themselves and their affiliates by allowing Pilgrim's private investment limited partnership and the Doe Defendants to engage in timing of the PBHG Mutual Funds throughout the Class Period and in violation of their fiduciary duties to their customers, i.e., Plaintiff and class members.

93. Defendants engaged in such scheme to only benefit itself and their affiliates by allowing Pilgrim's private investment limited partnership and the Doe Defendants to engage in timing of the PBHG Mutual Funds in return for substantial fees and other income.

94. Defendants have breached the fiduciary duties it owes Plaintiff and other Class members by, among other things, devising this plan and scheme solely for its own benefit and by failing to reveal to them material facts which would allow them to make informed decisions about the true value and performance of the Fund.

95. Plaintiff and other members of the Class have been injured as a result of Defendants' breach of fiduciary duty and violation of Section 36(b) of the Investment Act of 1940.

COUNT SEVEN

VIOLATION OF SECTION 36(b) OF THE INVESTMENT COMPANY ACT OF 1940 AGAINST ALL DEFENDANTS

96. Plaintiff repeats and realleges each and every allegation contained above as if fully set forth herein.

97. Plaintiff and the Class placed their trust and confidence in Baxter, Pilgrim, Pilgrim Baxter, PBHG Distributors, and PBHG Funds to manage the assets they invested in the PBHG Mutual Funds.

98. Plaintiff and the class reasonably expected that Baxter, Pilgrim, Pilgrim Baxter, PBHG Distributors, and PBHG Funds would honor its obligations to them by, among other things, observing the securities laws and honoring its representations made in the PBHG Mutual Funds' prospectuses.

99. Baxter, Pilgrim, Pilgrim Baxter, PBHG Distributors, and PBHG Funds aided and abetted by the other Defendants, who are co-conspirators, breached its fiduciary duties to the Plaintiff and the Class by violating the securities laws and breaching express and implied representations contained in the PBHG Mutual Funds' prospectuses for the benefit of the PBHG Mutual Funds and each of the other Defendants.

100. Each of the Defendants was an active participant in the breach of fiduciary duty and participated in the breach for the purpose of advancing their own interests.

101. Plaintiff and the Class have been specially injured by Defendants' wrongdoing. For example, those class members who redeemed their shares during the Class Period received less than what they would have been entitled to had certain individuals not engaged in illegal market timing. Additionally, certain members of the Class (i.e., those who purchased their

mutual fund shares legally), were treated differently than those purchasers that were market timers.

102. Baxter, Pilgrim, Pilgrim Baxter, PBHG Distributors, and PBHG Funds aided and abetted by the other Defendants who are also co-conspirators, acted in bad-faith, for personal gain and in furtherance of his, her or its own financial advantage in connection with the wrongful conduct complained of in this complaint.

103. As a direct and proximate result of the Defendants' foregoing breaches of fiduciary duties, Plaintiff and the members of the Class have suffered damage

104. Baxter, Pilgrim, Pilgrim Baxter, PBHG Distributors, and PBHG Funds and the other Defendants, as aiders and abettors, and co-conspirators, are each jointly and severally liable for an amount to be determined at trial.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff on behalf of herself and of the Class prays for relief and judgment, as follows:

(a) Declaring this action to be a class action pursuant to Rule 23(a) and (b)(3) of the Federal Rules of Civil Procedure on behalf of the Class defined herein;

(b) Awarding Plaintiff and the members of the Class damages in an amount to be proven at trial, including interest thereon;

(c) Awarding Plaintiff and other members of the Class pre-judgment and post-judgment interest, as well as their reasonable attorneys' fees and experts' witness fees and other costs;

(d) Awarding such other and further relief as this Court may deem just and proper including any extraordinary equitable and/or injunctive relief as is permitted by law or equity to attach, impound or otherwise restrict the Defendants' assets to assure Plaintiffs have an effective remedy;

(e) Such other relief as this Court deems appropriate.

JURY TRIAL DEMANDED

Plaintiff hereby demands a trial by jury.

Dated: December 4, 2003

Respectfully submitted,

STULL, STULL & BRODY

By: Jules Brody
Jules Brody (JB-9151)
Tzivia Brody (TB-7268)
6 East 45th Street
New York, New York 10017
(212) 687-7230 (Tel)
(212) 490-2022 (Fax)

WEISS & YOURMAN
Joseph H. Weiss (JW-4534)
David C. Katz (DK-6235)
551 Fifth Avenue
New York, New York 10176
(212) 682-3025 (Tel)
(212) 682-3010 (Fax)

Attorneys for Plaintiff

PLAINTIFF CERTIFICATION

Rachelle S. Knopf ("Plaintiff") hereby states that:

1. Plaintiff has reviewed the complaint and has authorized the filing of the complaint on his/her behalf.

2. Plaintiff did not purchase any of the securities which are the subject of this action at the direction of his/her counsel or in order to participate in this private action.

3. Plaintiff is willing to serve as a representative party on behalf of a class, including providing testimony at deposition and trial, if necessary.

4. The following includes all of Plaintiff's transactions in the **PBHG Family of Mutual Funds** during the class period specified in the complaint:

SECURITY (Name of PBHG Fund)	TRANSACTION (Purchase. Sale)	TRADE DATE	PRICE PER SECURITIES/SHARE	QUANTITY
PBHG Growth Fund	Cap Gain Reinvest	12/9/99	42.64	4.607
PBHG Growth Fund	Cap Gain Reinvest	12/12/00	36.15	19.40
PBHG Growth Fund	Short term CG Rein.	12/12/00	36.15	2.723

Please list other transactions on a separate sheet of paper, if necessary.

5. Plaintiff has not served or sought to serve as a representative party on behalf of a class under the federal securities laws during the last three years, unless otherwise stated in the space below:

6. Plaintiff will not accept any payment for serving as a representative party on behalf of a class except to receive his pro rata share of any recovery, or as ordered or approved by the court including the award to a representative party of reasonable costs and expenses including lost wages relating to the representation of the class.

Plaintiff declares under penalty of perjury that the foregoing is true and correct.

Executed this 3 day of December, 2003.

Rachelle S Knopf
Signature

#1

UNITED STATES DISTRICT COURT
SOUTHERN DISTRICT OF NEW YORK

MIKE ATASSI, Individually and On Behalf of All Others Similarly Situated, Plaintiff, vs. PILGRIM BAXTER & ASSOCIATES, LTD., PBHG FUND DISTRIBUTORS, PBHG FUNDS, HAROLD J. BAXTER, GARY L. PILGRIM, PBHG GROWTH FUND, PBHG EMERGING GROWTH FUND, PBHG LARGE CAP GROWTH FUND, PBHG SELECT GROWTH FUND, PBHG FOCUSED VALUE FUND, PBHG LARGE CAP VALUE FUND, PBHG MID-CAP VALUE FUND, PBHG SELECT EQUITY FUND, PBHG SMALL CAP VALUE FUND, PBHG LARGE CAP 20 FUND, PBHG STRATEGIC SMALL COMPANY FUND, PBHG DISCIPLINED EQUITY FUND, PBHG LARGE CAP FUND, PBHG MID-CAP FUND, PBHG SMALL CAP FUND, PBHG CLIPPER FOCUS FUND, PBHG SMALL CAP VALUE FUND, TS&W SMALL CAP VALUE FUND, LLC, PBHG REIT FUND, PBHG TECHNOLOGY & COMMUNICATIONS FUND, PBHG IRA CAPITAL PRESERVATION FUND, PBHG INTERMEDIATE FIXED INCOME FUND, PBHG CASH RESERVES FUND, and DOES 1-100, Defendants.	03 CV 9790 Civil Action No. 9790 CLASS ACTION COMPLAINT JURY TRIAL DEMANDED

U.S. DISTRICT COURT FILED
2003 DEC 10 PM 1:36
S.D. OF N.Y.

Plaintiff, Mike Atassi ("Plaintiff"), individually and on behalf of all other persons similarly situated, by his undersigned attorneys, for his complaint against Defendants, alleges the following based upon the investigation conducted by and through his attorneys, which included, among other things, a review of the Defendants' public documents, conference calls and announcements made by Defendants, United States Securities and Exchange Commission ("SEC") filings, wire and press releases published by and regarding the PBHG Family of Mutual

Funds and advisories about the funds, and information readily obtainable on the Internet. Plaintiff believes that substantial evidentiary support will exist for the allegations set forth herein after a reasonable opportunity for discovery.

NATURE OF THE ACTION

1. This is a class action on behalf of a class (the "Class") of all purchasers, redeemers and holders of PBHG family of funds (as defined below) who purchased, held or otherwise acquired shares between November 13, 1998 and November 13, 2003 (the "Class Period"), seeking to pursue remedies under the Securities Act of 1933 (the "Securities Act'), the Securities Exchange Act of 1934 (the "Exchange Act"), and the Investment Company Act of 1940 (the "Investment Company Act"), and for common law breach of fiduciary duties.

JURISDICTION AND VENUE

2. The claims asserted herein arise under and pursuant to Sections 10(b), and 20(a) of the Exchange Act [15 U.S.C. § 78j(b) and 78t(a)], and Rule 10b-5, promulgated thereunder [17 C.F.R. §240.10b-5]. Additionally, this action arises under Sections 11 and 15 of the Securities Act of 1933 (the "Securities Act") [15 U.S.C.§§77k, 77(a)(2), and 77(o)] and pursuant to §36 of the Investment Company Act [15 U.S.C. § 80a-35].

3. This Court has jurisdiction over the subject matter of this action pursuant to §27 of the Exchange Act of 1934 [15 U.S.C. §78aa]; Section 22 of the Securities Act [15 U.S.C.§77v]; and §36 of the Investment Company Act [15 U.S.C. §80a-35].

4. Venue is proper in this District pursuant to 28 U.S.C. §1391(b), as many of the acts and practices complained of herein occurred in substantial part in this District.

5. In connection with the acts alleged in this complaint, Defendants, directly or indirectly, used the means and instrumentalities of interstate commerce, including, but not limited to, the mails, interstate telephone communications and the facilities of the national securities markets.

PARTIES

6. Plaintiff bought and held shares of PBHG Technology & Communications Fund and PBHG Large Cap 20 Fund during the Class Period and has suffered damages as a result of the wrongful acts of Defendants as alleged herein.

7. Defendant Pilgrim Baxter & Associates, Ltd. ("Pilgrim Baxter") is a registered investment adviser located in Wayne, Pennsylvania. Pilgrim Baxter manages the PBHG Family of Mutual Funds. Pilgrim Baxter maintains its principle place of business at 1400 Liberty Ridge Drive, Wayne, Pennsylvania 19087.

8. The PBHG Funds, is the registrant and issuer of the shares of PBHG Family of Mutual Funds. The PBHG Funds maintains its principle place of business at 1400 Liberty Ridge Drive, Wayne, Pennsylvania 19087.

9. PBHG Fund Distributors is the distributor of the PBHG Family of Mutual Funds and maintains its principal place of business at 1400 Liberty Ridge Drive, Wayne, Pennsylvania 19087.

10. Defendant Harold J. Baxter ("Baxter") was one of the co-founders of Pilgrim Baxter. During this Class Period, Defendant Baxter served as chief executive officer and chairman. On November 13, 2002, Pilgrim Baxter announced that Defendant Baxter had stepped down from his position with Pilgrim Baxter.

11. Defendant Gary L. Pilgrim ("Pilgrim") was one of the co-founders of Pilgrim Baxter. During this Class Period, Defendant Pilgrim served as chief operating officer. On November 13, 2002, Pilgrim Baxter announced that Defendant Pilgrim had stepped down from his position with Pilgrim Baxter.

12. Defendants PBHG Large Cap Growth Fund, PBHG Select Growth Fund, PBHG Focused Value Fund, PBHG Large Cap Value Fund, PBHG Mid-Cap Value Fund, PBHG Select Equity Fund, PBHG Small Cap Value Fund, PBHG Large Cap 20 Fund, PBHG Strategic Small Company Fund, PBHG Disciplined Equity Fund, PBHG Large Cap Fund, PBHG Mid-Cap Fund, PBHG Small Cap Fund, PBHG Clipper Focus Fund, PBHG Small Cap Value Fund, TS&W Small Cap Value Fund, LLC, PBHG Focused Fund, PBHG Reit Fund, PBHG Technology & Communications Fund, PBHG IRA Capital Preservation Fund, PBHG Intermediate Fixed Income Fund, and PBHG Cash Reserves Fund (collectively referred to as the "PBHG Mutual Funds') are mutual funds that are registered under the Investment Company Act and managed by Pilgrim Baxter.

13. The true names and capacities (whether individual, corporate, associate or otherwise) of Defendants Does 1 through 100 are unknown to Plaintiff, who sues said Defendants by such fictitious names. Plaintiff is informed and believes and thereon alleges that each of the Defendants fictitiously named herein is legally responsible in some actionable manner for the events described herein, and thereby proximately caused the damage to the Plaintiff and the members of the Class.

CLASS ACTION ALLEGATIONS

14. Plaintiff brings this action as a class action pursuant to Federal Rules of Civil Procedure 23(a) and (b)(3) on behalf of himself and a Class consisting of all persons, redeemers and holders of the mutual fund shares that are the subject of this lawsuit, who purchased, held, or otherwise acquired shares between November 13, 1998 and November 13, 2003, inclusive, (the "Class Period") and who were damaged thereby. Excluded from the Class are Defendants, the officers and directors of the Company, members of their immediate families and their legal representatives, heirs, successors or assigns and any entity in which Defendants have or had a controlling interest.

15. The members of the Class are so numerous that joinder of all members is impracticable. While the exact number of Class members is unknown to Plaintiff at this time and can only be ascertained through appropriate discovery, Plaintiff believes that there are thousands of members in the proposed Class.

16. Plaintiff's claims are typical of the claims of the members of the Class, because Plaintiff and all of the Class members sustained damages arising out of Defendants' wrongful conduct s complained of herein.

17. Plaintiff will fairly and adequately protect the interests of the Class members and has retained counsel who are experienced and competent in class and securities litigation.

18. A Class Action is superior to all other available methods for the fair and efficient adjudication of this controversy, since joinder of all member is impracticable. Furthermore, as the damages suffered by individual Class members may be relatively small, the expense and burden of individual litigation make it virtually impossible for members of the Class to

individually redress the wrongs done to them. There will be no difficulty in the management of this action as a class action.

19. Questions of law and fact common to the members of the Class predominate over any questions that may affect only individual members, in that Defendants have acted on grounds generally applicable to the entire Class. Among the questions of law and fact common to the Class are:

(a) Whether the federal securities laws were violated by Defendants' acts as alleged herein;

(b) Whether Defendants breached their fiduciary duties by engaging in fraudulent activity; and

(c) Whether the members of the Class have sustained damages and, if so, what is the appropriate measure of damages.

SUBSTANTIVE ALLEGATIONS

BACKGROUND

20. This action concerns a fraudulent scheme and course of action which was intended to and indeed did benefit mutual funds and their advisors at the expense of mutual fund investors. In connection therewith, Defendants violated their fiduciary duties to their customers in return for substantial fees and other income for themselves and their affiliates.

21. The Defendants' wrongful conduct involved "timing" of mutual funds. "Timing" is an investment technique involving short-term, "in and out" trading of mutual fund shares. The technique is designed to exploit inefficiencies in the way mutual fund companies price their shares. It is widely acknowledged that timing inures to the detriment of long-term shareholders.

Because of the detrimental effect, mutual fund prospectuses typically state that timing is monitored and the funds work to prevent it. Nonetheless, in return for investments that will increase fund manager's fees, fund managers enter into undisclosed agreements to allow timing.

22. In fact, certain mutual fund companies have employees (generally referred to as "timing police') who are supposed to detect "timers" and put a stop to their short-term trading activity. Nonetheless, Defendants arranged to give Defendant Pilgrim's private investment limited partnership and other market timers a "pass" with the timing police, who would look the other way rather than attempt to shut down their short-term trading.

23. The mutual fund prospectuses for the funds at issue created the misleading impression that mutual funds were vigilantly protecting investors against the negative effects of timing. In fact, the opposite was true: Defendants sold the right to time their funds to Defendant Pilgrim's private investment limited partnership and other hedge fund investors. The prospectuses were silent about these arrangements.

24. As a result of the "timing" of mutual funds, Defendant Pilgrim's private investment limited partnership, other timers, and Defendants and their intermediaries profited handsomely. The losers were unsuspecting long-term mutual fund investors. Defendants' profits came dollar-for-dollar out of the pockets of long-term mutual fund investors.

TIMING

25. Mutual funds are designed for buy-and-hold investors. Nevertheless, quick-turnaround traders routinely try to trade in and out of certain mutual funds in order to exploit inefficiencies in the way they set their Net Asset Value or "NAVs."

26. This strategy works only because some funds use "stale" prices to calculate the value of securities held in the fund's portfolio. These prices are "stale" because they do not necessarily reflect the "fair value" of such securities as of the time the NAV is calculated. A typical example is a U.S. mutual fund that holds Japanese securities. Because of the time zone difference, the Japanese market may close at 2:00 a.m. New York time. If the U.S. mutual fund manager uses the closing prices of the Japanese securities in his or her fund to arrive at an NAV at 4:00 p.m. in New York, he or she is relying on market information that is fourteen hours old. If there has been positive market moves during the New York trading day that will cause the Japanese market to rise when it later opens, the stale Japanese prices will not reflect that increase, and the fund's NAV will be artificially low. Put another way, the NAV would not reflect the true current market value of the stocks the fund holds. On such a day, a trader who buys the Japanese fund at the "stale" price is virtually assured of a profit that can be realized the next day by selling. Taking advantage of this kind of short-term arbitrage repeatedly in a single mutual fund is called "timing" the fund.

27. Effective timing captures an arbitrage profit. The arbitrage profit from timing comes dollar-for-dollar out of the pockets of the long-term investors: the timer steps in at the last moment and takes part of the buy-and-hold investors' upside when the market goes up, so the next day's NAV is reduced for those who are still in the fund. If the timer sells short on bad days – as Defendant Pilgrim's private investment limited partnership did – the arbitrage has the effect of making the next day's NAV lower that it would otherwise have been, thus magnifying the losses that investors are experiencing in a declining market.

28. Besides the wealth transfer of arbitrage (called "dilution"), timers also harm their target funds in a number of other ways. They impose their transaction costs on the long-term investors. Indeed, trades necessitated by timer redemptions can also lead to realization of taxable capital gains at an undesirable time, or may result in managers having to sell stock into a falling market. Accordingly, fund managers often seek to minimize the disruptive impact of timers by keeping cash on hand to pay out the timers' profits without having to sell stock. This "strategy" does not eliminate the transfer of wealth out of the mutual fund caused by timing; it only reduces the administrative cost of those transfers. However, at the same time it can also reduce the overall performance of the fund by requiring the fund manager to keep a certain amount of the funds' assets in cash at all times, thus depriving the investors of the advantages of being fully invested in a rising market. Some fund managers even enter into special investments as an attempt to hedge' against timing activity (instead of just refusing to allow it), thus deviating altogether from the ostensible investment strategy of their funds, and incurring further transaction costs.

29. Mutual fund managers are aware of the damaging effect that timers have on their funds. While it is virtually impossible for fund managers to identify every timing trade, large movements in and out of funds — like those made by Defendant Pilgrim's private investment limited partnership — are easy for managers to spot. And mutual fund managers have tools to fight back against timers.

30. Fund managers typically have the power to simply reject timers' purchases. As fiduciaries for their investors, mutual fund managers are obliged to do their best to use these weapons to protect their customers from the dilution that timing causes.

31. The incentive to the Defendant mutual funds to engage in such wrongdoing is as follows. Typically a single management company sets up a number of mutual funds to form a family. While each mutual fund is in fact its own company, as a practical matter the management company runs it. The portfolio managers who make the investment decisions for the funds and the executives to whom they report are all typically employees of the management company, not the mutual funds themselves. Still, the management company owes fiduciary duties to each fund and each investor.

32. The management company makes it profit from fees it charges the funds for financial advice and other services. These fees are typically a percentage of the assets in the fund, so the more assets in the family of funds, the more money the manager makes. The timer understands this perfectly, and frequently offers the manager more assets in exchange for the right to time. Fund managers have succumbed to temptation and allowed investors in the target funds to be hurt in exchange for additional money in their own pockets in the form of higher management fees.

33. Thus, by keeping money — often many million dollars — in the same family of mutual funds (while moving the money from fund to fund), Defendant Pilgrim's private investment limited partnership assured the manager that he or she would collect management and other fees on the amount whether it was in the target fund, the resting fund, or moving in between. In addition, sometimes the manager would waive any applicable early redemption fees. By doing so, the manager would directly deprive the fund of money that would have partially reimbursed the fund for the impact of timing.

34. As an additional inducement for allowing the timing, fund managers often received "sticky assets." These were typically long-term investments made not in the mutual fund in which the timing activity was permitted, but in one of the fund manager's financial vehicles (e.g., a bond or hedge fund run by the manager) that assured a steady flow of fees to the manager.

35. These arrangements were never disclosed to mutual fund investors. On the contrary, many of the relevant mutual fund prospectuses contained materially misleading statements assuring investors that the fund managers discouraged and worked to prevent mutual fund timing.

THE SCHEME AT PILGRIM BAXTER

36. In connection with an examination of active trading of mutual fund shares by the United States Securities and Exchange Commission ("SEC") and the New York Attorney General ("NYAG"), Pilgrim Baxter received inquiries and subpoenas for documents from those agencies on July 28, 2003.

37. Soon after receiving inquiries and subpoenas from the SEC and NYAG, Pilgrim Baxter retained independent counsel to assist in responding to these inquiries and to conduct a thorough and independent examination of mutual fund shareholder trading practices in the PBHG Fund Family.

38. On September 3, 2003, NYAG Elliot Spitzer (the "Attorney General") attacked the mutual fund industry by filing a complaint charging fraud against Edward Stern and Canary Capital Partners, LLC ("Canary") in connection with the unlawful mutual practices of late trading and timing. More specifically, the Attorney General alleged the following: "Canary

developed a complex strategy that allowed it to in effect sell mutual funds short and profit on declining NAVs." Additionally, the Attorney General alleged that Canary set up arrangements with Bank of America, Bank One, Janus, and Strong to late trade and time those companies respective mutual funds. The Attorney General further alleged:

> Bank of America ... (i) set Canary up with a state-of-the-art electronic late trading platform, allowing it to trade late in the hundreds of mutual funds that he bank offers to its customers, (ii) gave Canary permission to time Nations Funds Family, (iii) provided Canary with approximately $300 million of credit to finance this late trading and timing, and (iv) sold Canary the derivative short positions it needed to time the funds as the market dropped. None of these facts were disclosed in the Nations Funds prospectuses. In the process, Canary became one of Bank of America's largest customers. The relationship was mutually beneficial in that Canary made tens of millions through late trading and timing, while the various parts of the Bank of America that service Canary made millions themselves.

39. On November 13, 2003, Pilgrim Baxter announced that its founders, Defendants Baxter and Pilgrim, have stepped down from their positions with the firm. Additionally, Pilgrim Baxter stated:

> "As a result of the well publicized examination of mutual fund firms' policies and practices by government regulators, in September we initiated an internal review of our own past practices. That review, conducted with the assistance of independent experts, has raised questions about decisions the prior management team made before December 2001, when they sought to eliminate all market timing in the PBHG Funds. That review has brought into focus conduct that was not, in our view, consistent with the highest standards of professional and ethical behavior. We have bought these matters to the attention of the PBHG Funds Board of Trustees and regulatory authorities. The interest of our funds' shareholders and the integrity of our firm are our highest priorities. Therefore, we have proposed specific actions to resolve the issue."

40. Pilgrim Baxter further stated:

> **At issue is a passive investment on the part of Mr. Pilgrim in a private investment limited partnership, unaffiliated with Pilgrim Baxter, that, with Mr. Baxter's knowledge when he was CEO, actively purchased and redeemed shares of certain PBHG Funds and other mutual funds using a quantitative tactical asset allocation model based solely on publicly available information.** Mr. Pilgrim's initial investment in the limited partnership began in 1995 and has continued to the present, while the limited partnership's investment activity in the PBHG Funds was limited to the period from March 2000 to December 2001. (Emphasis added.)

41. The actions of the Defendants have harmed Plaintiff and members of the class. In essence, the Defendants' actions of allowing market timing to occur have caused Plaintiff and members of the class's shares to be diluted in value.

42. As such, Defendants have breached their fiduciary duties to Plaintiff and the class by lying to investors about their efforts to curb market timers by entering into undisclosed agreements intended to boost their fees and permitting their Defendant Pilgrim's private investment limited partnership and others to time the mutual funds. As a result, Defendants have violated the Securities Act, the Exchange Act, and Investment Company Act, and common law fiduciary duties.

THE PBHG MUTUAL FUNDS' PROSPECTUSES WERE MATERIALLY FALSE AND MISLEADING

43. The PBHG Mutual Funds' Prospectus stated: "**The Fund also charges the redemption/exchange fee to discourage market timing by those shareholders initiating redemptions or exchanges to take advantage of short-term market movements.**" (Emphasis added.)

44. Given that Pilgrim Baxter allowed market timing of its funds to occur by no less than its founders, its prospectuses were false and misleading because it failed to disclose the following: (a) that Defendants had entered into unlawful agreements allowing the Defendant Pilgrim's private investment limited partnership and Doe Defendants to time its trading of the PBHG Mutual Funds shares; (b) that, pursuant to those agreements, Defendant Pilgrim's private investment limited partnership and the Doe Defendants regularly timed the PBHG Mutual Funds; (c) that, contrary to the representations in the Prospectuses, the PBHG Mutual Funds only enforced their policy against frequent traders selectively; (d) that the Defendants regularly allowed Defendant Pilgrim's private investment limited partnership and the Doe Defendants to engage in trades that were disruptive to the efficient management of the PBHG Mutual Funds and/or increased the PBHG Mutual Funds' costs, thereby reducing the PBHG Mutual Funds actual performance; and (e) the Prospectuses failed to disclose that, pursuant to the unlawful agreements, Defendant Pilgrim's private investment limited partnership and Doe Defendants' benefitted financially at the expense of PBHG Mutual Funds' investors including Plaintiff and other members of the Class.

UNDISCLOSED ADVERSE INFORMATION

45. The market for the PBHG Mutual Funds was open, well-developed and efficient at all relevant times. As a result of these materially false and misleading statements and failures to disclose, the PBHG Mutual Funds traded at distorted prices during the Class Period. Plaintiff and other members of the Class purchased or otherwise acquired the PBHG Mutual Funds relying upon the integrity of the NAV for the PBHG Mutual Funds and market information relating to the PBHG Mutual Funds, and have been damaged thereby.

46. During the Class Period, Defendants materially misled the investing public, thereby distorting the NAV of the PBHG Mutual Funds, by allowing Defendant Pilgrim's private investment limited partnership and the Doe Defendants to time the PBHG Mutual Funds.

47. At all relevant times, the material misrepresentations and omissions particularized in this Complaint directly or proximately caused or were a substantial contributing cause of the damages sustained by Plaintiff and other members of the Class.

ADDITIONAL SCIENTER ALLEGATIONS

48. As alleged herein, Defendants acted with scienter in that Defendants knew that the public documents and statements issued or disseminated in the name of the PBHG Mutual Funds were materially false and misleading; knew that such statements or documents would be issued or disseminated to the investing public; and knowingly and substantially participated or acquiesced in the issuance or dissemination of such statements or documents as primary violations of the federal securities laws. Defendants, by virtue of their receipt of information reflecting the true facts regarding PBHG Mutual Funds, their control over, and/or receipt and/or modification of PBHG Mutual Funds' allegedly materially misleading misstatements and/or their associations with the PBHG Mutual Funds which made them privy to confidential proprietary information concerning the PBHG Mutual Funds, participated in the fraudulent scheme alleged herein.

49. Additionally, the Defendants were highly motivated to allow and facilitate the wrongful conduct alleged herein and participated in and/or had actual knowledge of the fraudulent conduct alleged herein. In exchange for allowing the unlawful practices alleged

herein, the Defendants, among other things, received increased management fees from "sticky assets" as well as an increased number of transactions in and out of the funds, and were able to profit from this illegal activity. In short, Defendants siphoned money out of the mutual funds and their own pockets.

50. The Defendants were motivated to participate in the wrongful scheme by the enormous profits they derived thereby. They systematically pursued the scheme with full knowledge of its consequences to other investors.

APPLICABILITY OF PRESUMPTION OF RELIANCE
FRAUD-ON-THE-MARKET DOCTRINE

51. At all relevant times, the market for the PBHG Mutual Funds were an efficient market for the following reasons, among others:

(a) The PBHG Mutual Funds met the requirements for listing, and was listed and actively traded on a highly efficient and automated market;

(b) As a regulated issuer, the PBHG Mutual Funds filed periodic public reports with the SEC;

(c) The PBHG Mutual Funds regularly communicated with public investors via established market communication mechanisms, including through regular disseminations of press releases on the national circuits of major newswire services and through other wide-ranging public disclosures, such as communications with the financial press and other similar reporting services; and

(d) The PBHG Mutual Funds were followed by several securities analysts employed by major brokerage firms who wrote reports which were distributed to the sales force

and certain customers of their respective brokerage firms. Each of these reports was publicly available and entered the public marketplace.

52. As a result of the foregoing, the market for the PBHG Mutual Funds promptly digested current information regarding PBHG Mutual Funds from all publicly available sources and reflected such information in the respective PBHG Mutual Funds' NAV. Under these circumstances, all purchasers of the PBHG Mutual Funds during the Class Period suffered similar injury through their purchase or acquisition of PBHG Mutual Funds securities at distorted prices, and a presumption of reliance applies.

NO SAFE HARBOR

53. The statutory safe harbor provided for forward-looking statements under certain circumstances does not apply to any of the allegedly forward-looking statements pleaded in this complaint. Many of the specific statements pleaded herein were not identified as "forward-looking statements" when made. To the extent there were any forward-looking statements, there were no meaningful cautionary statements identifying important factors that could cause actual results to differ materially from those in the purportedly forward-looking statements. Alternatively, to the extent that the statutory safe harbor does apply to any forward-looking statements because at the time each of those forward-looking statements were made, the particular speaker knew that the particular forward-looking statement was false, and/or the forward-looking statement was authorized and/or approved by an executive officer of the Defendants who knew that those statements were false when made.

COUNT ONE

AGAINST PBHG FUND FOR VIOLATIONS

OF SECTION 11 OF THE SECURITIES ACT

54. Plaintiff repeats and realleges each and every allegation contained above as if fully set forth herein, except that, for purposes of this claim, Plaintiff expressly excludes and disclaims any allegation that could be construed as alleging fraud or intentional or reckless misconduct and otherwise incorporates the allegations contained above.

55. This claim is brought pursuant to Section 11 of the Securities Act, 15 U.S.C.§77k, on behalf of the Plaintiff and other members of the Class against the PBHG Funds.

56. PBHG Funds are the registrants for the PBHG Mutual Funds sold to Plaintiff and the other members of the Class and are statutorily liable under Section 11. PBHG Funds issued, caused to be issued, and participated in the issuance of the materially false and misleading written statements and/or omissions of material facts that were contained in the Prospectuses.

57. Plaintiff was provided with the PBHG Mutual Fund Prospectuses and, similarly, prior to purchasing units of each of the PBHG Mutual Funds, all Class members likewise received the appropriate prospectus. Plaintiff and other Class members purchased shares of the PBHG Mutual Funds traceable to the relevant false and misleading Prospectuses and were damaged thereby.

58. As set forth herein, the statements contained in the Prospectuses, when they became effective, were materially false and misleading for a number of reasons, including that they stated that it was the practice of the PBHG Mutual Funds to monitor and take steps to prevent timed trading because of its adverse effect on fund investors, and that the trading price was determined as of 4 p.m. each trading day with respect to all investors when, in fact, select investors (Defendant Pilgrim's private investment limited partnership and the Does named as

Defendants herein) were allowed to engage in timed trading. The Prospectuses failed to disclose and misrepresented, *inter alia*, the following material and adverse facts: (a) that Defendants had entered into unlawful agreements allowing the Defendant Pilgrim's private investment limited partnership and Doe Defendants to time its trading of the PBHG Mutual Funds shares; (b) that, pursuant to those agreement, Defendant Pilgrim's private investment limited partnership and Doe Defendants regularly timed the PBHG Mutual Funds shares; (c) that, contrary to the express representations in the Prospectuses, the PBHG Mutual Funds enforced their policy against frequent traders selectively, (d) that the Defendants regularly allowed Defendant Pilgrim's private investment limited partnership and Doe Defendants to engage in trades that were disruptive to the efficient management of the PBHG Mutual Funds and/or increased the PBHG Mutual Funds' costs, thereby reduced the PBHG Mutual Funds' actual performance; and (e) the Prospectuses failed to disclose that, pursuant to the unlawful agreements, Defendant Pilgrim's private investment limited partnership and Doe Defendants benefitted financially at the expense of the PBHG Mutual Funds' investors including Plaintiff and the other members of the Class.

59. At the time they purchased the PBHG Mutual Funds shares traceable to the defective Prospectuses, Plaintiff and Class members were without knowledge of the facts concerning the false and misleading statements or omissions alleged herein and could not reasonably have possessed such knowledge. This claim is brought within the applicable statute of limitations.

COUNT TWO

AGAINST PILGRIM BAXTER AND PBHG FUND DISTRIBUTORS AS CONTROL PERSONS FOR VIOLATIONS OF SECTION 15 OF THE SECURITIES ACT

60. Plaintiff repeats and realleges each and every allegation contained above, except that for purposes of this claim, Plaintiff expressly excludes and disclaims any allegation that could be construed as alleging fraud or intentional reckless misconduct and otherwise incorporates the allegations contained above.

61. This Claim is brought pursuant to Section 15 of the Securities Act against Pilgrim Baxter and PBHG Fund Distributors, each as a control person of the PBHG Funds. It is appropriate to treat these Defendants as a group for pleading purposes and to presume that the false, misleading, and incomplete information conveyed in the PBHG Mutual Funds' public filings, press releases and other publications are the actions of Pilgrim Baxter and PBHG Fund Distributors.

62. PBHG Funds are liable under Section 11 of the Securities Act as set forth herein.

63. Pilgrim Baxter and PBHG Fund Distributors was a "control person" of PBHG Funds within the meaning of Section 15 of the Securities Act, by virtue of its position of operational control and/or ownership. At the time Plaintiff and other members of the Class purchased shares of PBHG Mutual Funds, by virtue of their positions of control and authority over the PBHG Funds directly and indirectly, had the power and authority, and exercised the same, to cause the PBHG Funds to engage in the wrongful conduct complained of herein. PBHG Funds issued, caused to be issued, and participated in the issuance of materially false and misleading statements in the Prospectuses.

64. Pursuant to Section 15 of the Securities Act, by reason of the foregoing, Pilgrim Baxter and PBHG Fund Distributors are liable to Plaintiff and the other members of the Class for the PBHG Funds' primary violations of Section 11 of the Securities Act.

65. By virtue of the foregoing, Plaintiff and other members of the Class are entitled to damages against Pilgrim Baxter and PBHG Fund Distributors.

COUNT THREE

VIOLATION OF SECTION 10(b) OF THE EXCHANGE ACT AGAINST AND RULE 10b-5 PROMULGATED THEREUNDER AGAINST ALL DEFENDANTS

66. Plaintiff repeats and realleges each and every allegation contained above as if fully set forth herein except for Claims brought pursuant to the Securities Act.

67. During the Class Period, each of the Defendants carried out a plan, scheme and course of conduct which was intended to and, throughout the Class Period, did deceive the investing public, including Plaintiff and the other Class members, as alleged herein and cause Plaintiff and other members of the Class to purchase PBHG Mutual Funds shares or interests at distorted prices and otherwise suffered damages. In furtherance of this unlawful scheme, plan and course of conduct, Defendants, and each of them, took the actions set forth herein.

68. Defendants (i) employed devices, schemes, and artifices to defraud; (ii) made untrue statements of material fact and/or omitted to state material facts necessary to make the statements not misleading; and (iii) engaged in acts, practices, and a course of business which operated as a fraud and deceit upon the purchasers of the PBHG Mutual Funds, including Plaintiff and other members of the Class, in an effort to enrich themselves through undisclosed manipulative trading tactics by which they wrongfully appropriated PBHG Mutual Funds' assets

and otherwise distorted the pricing of their securities in violation of Section 10(b) of the Exchange Act and Rule 10b-5. All Defendants are sued as primary participants in the wrongful and illegal conduct and scheme charged herein.

69. Defendants, individually and in concert, directly and indirectly, by the use, means or instrumentalities of interstate commerce and/or of the mails, engaged and participated in a continuous course of conduct to conceal adverse material information about the PBHG Mutual Funds operations, as specified herein.

70. These Defendants employed devices, schemes and artifices to defraud and a course of conduct and scheme as alleged herein to unlawfully manipulate and profit from secretly timed trading and thereby engaged in transactions, practices and a course of business which operated as a fraud and deceit upon Plaintiff and members of the Class.

71. The Defendants had actual knowledge of the misrepresentations and omissions of material facts set forth herein, or acted with reckless disregard for the truth in that they failed to ascertain and to disclose such facts, even though such facts were available to them. Such Defendants' material misrepresentations and/or omissions were done knowingly or recklessly and for the purpose and effect of concealing the truth.

72. As a result of the dissemination of the materially false and misleading information and failure to disclose material facts, as set forth above, the market price of the PBHG Mutual Funds were distorted during the Class Period such that they did not reflect the risks and costs of the continuing course of conduct alleged herein. In ignorance of these facts that market prices of the shares were distorted, and relying directly or indirectly on the false and misleading statements made by the Defendants, or upon the integrity of the market in which the securities trade, and/or

on the absence of material adverse information that was known to or recklessly disregarded by Defendants but not disclosed in public statements by Defendants during the Class Period, Plaintiff and the other members of the Class acquired the shares or interests in the PBHG Mutual Funds during the Class Period at distorted prices and were damaged thereby.

73. At the time of said misrepresentations and omissions, Plaintiff and other members of the Class were ignorant of their falsity, and believed them to be true. Had Plaintiff and the other members of the Class and the marketplace known of the truth concerning the PBHG Mutual Funds' operations, which were not disclosed by Defendants, Plaintiff and other members of the Class would not have purchased or otherwise acquired their shares or, if they had acquired such shares or other interests during the Class Period, they would not have done so at the distorted prices which they paid.

74. By virtue of the foregoing, Defendants have violated Section 10(b) of the Exchange Act, and Rule 10b-5 promulgated thereunder.

75. As a direct and proximate result of Defendants' wrongful conduct, Plaintiff and the other members of the Class suffered damages in connection with their respective purchases and sales of the PBHG Mutual Funds shares during the Class Period.

COUNT FOUR

AGAINST HAROLD J. BAXTER, GARY L. PILGRIM, PILGRIM BAXTER, PBHG FUND DISTRIBUTORS AND PBHG FUNDS AS A CONTROL PERSON FOR VIOLATIONS OF SECTION 20(A) OF THE EXCHANGE ACT

76. Plaintiff repeats and realleges each and every allegation contained above as if fully set forth herein except for Claims brought pursuant to the Securities Act.

77. This Claim is brought pursuant to Section 20(a) of the Exchange Act against Baxter and Pilgrim as a control person of Pilgrim Baxter, PBHG Fund Distributors, PBHG Funds, and the PBHG Mutual Funds; against Pilgrim Baxter as a control person of PBHG Fund Distributors, PBHG Funds and the PBHG Mutual Funds; and against PBHG Fund Distributors as a control person of PBHG Funds and the PBHG Mutual Funds; and PBHG Funds as a control person of the PBHG Mutual Funds.

78. It is appropriate to treat these Defendants asa group for pleading purposes and to presume that the materially false, misleading, and incomplete information conveyed in the PBHG Mutual Funds' public filings, press releases and other publications are the collective actions of Baxter, Pilgrim, Pilgrim Baxter, PBHG Distributors, and PBHG Funds.

79. Baxter, Pilgrim, Pilgrim Baxter, PBHG Distributors, and PBHG Funds are controlling persons of the PBHG Mutual Funds within the meaning of Section 20(a) of the Exchange Act for the reasons alleged herein. By virtue of their operational and management control of the PBHG Mutual Funds' respective businesses and systematic involvement in the fraudulent scheme alleged herein, Baxter, Pilgrim, Pilgrim Baxter, PBHG Distributors, and PBHG Funds each had the power to influence and control and did influence and control, directly or indirectly, the decision-making and actions of the PBHG Mutual Funds, including the content and dissemination of the various statements which Plaintiff contends are false and misleading. Baxter, Pilgrim, Pilgrim Baxter, PBHG Distributors, and PBHG Funds had the ability to prevent the issuance of the statements alleged to be false and misleading or cause such statements to be corrected.

80. In particular, each of Baxter, Pilgrim, Pilgrim Baxter, PBHG Distributors, and PBHG Funds had direct and supervisory involvement in the operations of the PBHG Mutual Funds and, therefore, is presumed to have had the power to control or influence the particular transactions giving rise to the securities violations as alleged herein, and exercised the same.

81. As set forth above, Baxter, Pilgrim, Pilgrim Baxter, PBHG Distributors, and PBHG Funds each violated Section 10(b) and Rule 10b-5 by their acts and omissions as alleged in this Complaint. By virtue of their positions as controlling persons, Baxter, Pilgrim, Pilgrim Baxter, PBHG Distributors, and PBHG Funds are liable pursuant to Section 20(a) of the Exchange Act. As a direct and proximate result of Defendants' wrongful conduct, Plaintiff and other members of the Class suffered damages in connection with their purchases of PBHG Mutual Fund securities during the Class Period.

COUNT FIVE

VIOLATION OF SECTION 36(a) OF THE INVESTMENT COMPANY ACT OF 1940 AGAINST ALL DEFENDANTS

82. Plaintiff repeats and realleges each and every allegation contained above as if fully set forth herein.

83. This claim for relief is brought pursuant to Section 36(a) of the Investment Company Act of 1940 against Defendants. Under Section 36(a), an implied private right of action exists. See McLachlan v. Simon, 31F.Supp.2d 731 (N.D. Cal. 1998).

84. Under Section 36(a) of the Investment Company Act, Defendants shall be deemed to owe a fiduciary duty to Plaintiff and other class members with respect to the receipt of fees and compensation that Defendants receive for services of a material nature.

85. Here, Defendants have devised and implemented a scheme to obtain substantial fees and other income for themselves and their affiliates by allowing Pilgrim's private investment limited partnership and the Doe Defendants to engage in timing of the PBHG Mutual Funds throughout the Class Period and in violation of their fiduciary duties to their customers, i.e., Plaintiff and class members.

86. Defendants engaged in such scheme to only benefit themselves and their affiliates by allowing Pilgrim's private investment limited partnership and the Doe Defendants to engage in timing of the PBHG Mutual Funds named herein in return for substantial fees and other income.

87. Defendants have breached the fiduciary duties they owes to Plaintiff and other class members by, among other things, devising this plan and scheme solely for their own benefit and by failing to reveal to them material facts which would allow them to make informed decisions about the true value and performance of the Fund.

88. Plaintiff and other members of the Class have been injured as a result of Defendants' breach of fiduciary duty and violation of Section 36(a) of the Investment Act of 1940.

COUNT SIX

VIOLATION OF SECTION 36(b) OF THE INVESTMENT COMPANY ACT
<u>OF 1940 AGAINST ALL DEFENDANTS</u>

89. Plaintiff repeats and realleges each and every allegation contained above as if fully set forth herein.

90. This claim for relief is brought pursuant to Section 36(b) of the Investment Company Act of 1940 against Defendants.

91. Under Section 36(b) of the Investment Company Act, Defendants shall be deemed to owe a fiduciary duty to Plaintiff and other class members with respect to the receipt of fees and compensation that Defendants receive for services of a material nature.

92. Here, Defendants have devised and implemented a scheme to obtain substantial fees and other income for themselves and their affiliates by allowing Pilgrim's private investment limited partnership and the Doe Defendants to engage in timing of the PBHG Mutual Funds throughout the Class Period and in violation of their fiduciary duties to their customers, i.e., Plaintiff and class members.

93. Defendants engaged in such scheme to only benefit itself and their affiliates by allowing Pilgrim's private investment limited partnership and the Doe Defendants to engage in timing of the PBHG Mutual Funds in return for substantial fees and other income.

94. Defendants have breached the fiduciary duties it owes Plaintiff and other Class members by, among other things, devising this plan and scheme solely for its own benefit and by failing to reveal to them material facts which would allow them to make informed decisions about the true value and performance of the Fund.

95. Plaintiff and other members of the Class have been injured as a result of Defendants' breach of fiduciary duty and violation of Section 36(b) of the Investment Act of 1940.

COUNT SEVEN

VIOLATION OF SECTION 36(b) OF THE INVESTMENT COMPANY ACT OF 1940 AGAINST ALL DEFENDANTS

96. Plaintiff repeats and realleges each and every allegation contained above as if fully set forth herein.

97. Plaintiff and the Class placed their trust and confidence in Baxter, Pilgrim, Pilgrim Baxter, PBHG Distributors, and PBHG Funds to manage the assets they invested in the PBHG Mutual Funds.

98. Plaintiff and the class reasonably expected that Baxter, Pilgrim, Pilgrim Baxter, PBHG Distributors, and PBHG Funds would honor its obligations to them by, among other things, observing the securities laws and honoring its representations made in the PBHG Mutual Funds' prospectuses.

99. Baxter, Pilgrim, Pilgrim Baxter, PBHG Distributors, and PBHG Funds aided and abetted by the other Defendants, who are co-conspirators, breached its fiduciary duties to the Plaintiff and the Class by violating the securities laws and breaching express and implied representations contained in the PBHG Mutual Funds' prospectuses for the benefit of the PBHG Mutual Funds and each of the other Defendants.

100. Each of the Defendants was an active participant in the breach of fiduciary duty and participated in the breach for the purpose of advancing their own interests.

101. Plaintiff and the Class have been specially injured by Defendants' wrongdoing. For example, those class members who redeemed their shares during the Class Period received less than what they would have been entitled to had certain individuals not engaged in illegal market timing. Additionally, certain members of the Class (i.e., those who purchased their

mutual fund shares legally), were treated differently than those purchasers that were market timers.

102. Baxter, Pilgrim, Pilgrim Baxter, PBHG Distributors, and PBHG Funds aided and abetted by the other Defendants who are also co-conspirators, acted in bad-faith, for personal gain and in furtherance of his, her or its own financial advantage in connection with the wrongful conduct complained of in this complaint.

103. As a direct and proximate result of the Defendants' foregoing breaches of fiduciary duties, Plaintiff and the members of the Class have suffered damage

104. Baxter, Pilgrim, Pilgrim Baxter, PBHG Distributors, and PBHG Funds and the other Defendants, as aiders and abettors, and co-conspirators, are each jointly and severally liable for an amount to be determined at trial.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff on behalf of himself and of the Class prays for relief and judgment, as follows:

(a) Declaring this action to be a class action pursuant to Rule 23(a) and (b)(3) of the Federal Rules of Civil Procedure on behalf of the Class defined herein;

(b) Awarding Plaintiff and the members of the Class damages in an amount to be proven at trial, including interest thereon;

(c) Awarding Plaintiff and other members of the Class pre-judgment and post-judgment interest, as well as their reasonable attorneys' fees and experts' witness fees and other costs;

(d) Awarding such other and further relief as this Court may deem just and proper including any extraordinary equitable and/or injunctive relief as is permitted by law or equity to attach, impound or otherwise restrict the Defendants' assets to assure Plaintiffs have an effective remedy;

(e) Such other relief as this Court deems appropriate.

JURY TRIAL DEMANDED

Plaintiff hereby demands a trial by jury.

Dated: December ___, 2003

Respectfully submitted,

STULL, STULL & BRODY

By: ______________________

Jules Brody (JB-9151)
Tzivia Brody (TB-7268)
6 East 45th Street
New York, New York 10017
(212) 687-7230 (Tel)
(212) 490-2022 (Fax)

WEISS & YOURMAN
Joseph H. Weiss (JW-4534)
David C. Katz (DK-6235)
551 Fifth Avenue
New York, New York 10176
(212) 682-3025 (Tel)
(212) 682-3010 (Fax)

Attorneys for Plaintiff

PLAINTIFF CERTIFICATION

Mike Atassi ("Plaintiff") hereby states that:

1. Plaintiff has reviewed the complaint and has authorized the filing of the complaint on his/her behalf.

2. Plaintiff did not purchase any of the securities which are the subject of this action at the direction of his/her counsel or in order to participate in this private action.

3. Plaintiff is willing to serve as a representative party on behalf of a class, including providing testimony at deposition and trial, if necessary.

4. The following includes all of Plaintiff's transactions in the PBHG Family of Mutual Funds during the class period specified in the complaint:

15

SECURITY (Name of PBHG Fund)	TRANSACTION (Purchase, Sale)	TRADE DATE	PRICE PER SECURITIES/SHARE	QUANTITY
~~PBTCX~~	~~3/8/00~~	~~purchase~~	~~22.4900~~	~~22.49~~
PBTCX	Purchase	3/8/00	111.16	22.49
PBTCX	Purchase	3/7/00	110.15	22.696
PLCPX	Purchase	2/9/00	39.39	203.097
PBTCX	Sale	3/7/01	26.48	45.186
PLCPX	Sale	2/28/01	21.32	203.097

Please list other transactions on a separate sheet of paper, if necessary.

5. Plaintiff has not served or sought to serve as a representative party on behalf of a class under the federal securities laws during the last three years, unless otherwise stated in the space below:

6. Plaintiff will not accept any payment for serving as a representative party on behalf of a class except to receive his pro rata share of any recovery, or as ordered or approved by the court including the award to a representative party of reasonable costs and expenses including lost wages relating to the representation of the class.

Plaintiff declares under penalty of perjury that the foregoing is true and correct.

Executed this 6 day of December, 2003.

Mike Atassi
Signature

Fidelity Investments

WE HELP YOU INVEST RESPONSIBLY

Investment Report

March 1, 2000 - March 31, 2000

Ultra Service Account X54-203432 MIKE ATASSI LIVING TRUST U/A 12/28/99 MIKE ATASSI TRUSTEE

Investment Activity

Settlement Date	Security	Description	Quantity	Price per unit	Transaction amount
3/01	JANUS GLOBAL LIFE + SCIENCES +	You bought	93.1100	$26.85000	-$2,500.00
3/02	FIDELITY CASH RESERVES	You sold	-2,500.0000	1.00000	2,500.00
3/02	RYDEX BIOTECHNOLOGY + INV CLASS +	You bought	61.0800	40.93000	-2,500.00
3/06	FIDELITY CASH RESERVES	You sold	-2,500.0000	1.00000	2,500.00
3/06	FIDELITY CASH RESERVES	You sold	-2,500.0000	1.00000	2,500.00
3/07	PBHG TECHNOLOGY & + COMMUNICATION +	You bought PBTCX	22.6960	110.15000	-2,500.00
3/08	FIRSTHAND TECHNOLOGY + VALUE +	You bought	36.0650	138.64000	-5,000.00
3/08	GUINNESS FLIGHT + WIRELESS WORLD FUND CONF:006340413 +	You bought	185.1850	13.50000	-2,500.00
3/08	JANUS GLOBAL + TECHNOLOGY +	You bought	121.1530	41.27000	-5,000.00
3/08	PBHG TECHNOLOGY & + COMMUNICATION +	You bought PBTCX	22.4900	111.16000	-2,500.00
3/08	SCUDDER 21ST CENTURY + GROWTH FUND CONF:004502603 +	You bought	65.7030	38.05000	-2,500.00
3/13	FIDELITY CASH RESERVES MARGNSELLOUT	You sold	-787.0100	1.00000	787.01
3/28	FEE REVERSAL W05200-27MAR00	Journaled			6.00
3/31	CASH	Interest earned			0.20
3/31	FIDELITY CASH RESERVES	Dividend received			6.63

Fidelity Investments
WE HELP YOU INVEST RESPONSIBLY™

Investment Report

February 1, 2000 - February 29, 2000

Ultra Service Account X54-203432 MIKE ATASSI LIVING TRUST U/A 12/28/99 MIKE ATASSI TRUSTEE

Transaction Details (for holdings with activity this period)

Core Account - Cash

Description	Amount	Balance
Beginning		$0.00
Investment Activity		
Securities bought	-$38,072.94	
Securities sold	38,000.00	

Description	Amount	Balance
Income	72.94	
Subtotal of Investment Activity	$0.00	
Ending		$0.00

Investment Activity

Settlement Date	Security	Description	Quantity	Price per unit	Transaction amount
2/07	FIDELITY CASH RESERVES 055 0670787472 VALUE OF TRANSACTION $46,214.07	Transferred from	46,214.0700	$1.00000	$0.00
2/10	FIDELITY AGGRESSIVE + GROWTH +	You bought	126.6020	63.19000	-8,000.00
2/10	JANUS OLYMPUS	You bought	172.5030	57.97000	-10,000.00
2/10	JANUS ENTERPRISE	You bought	69.2840	86.60000	-6,000.00
2/10	PBHG LARGE CAP 20	You bought PLCPX	203.0970	39.39000	-8,000.00
2/10	WARBURG PINCUS GLOBL + POST VENTURE CAPITAL +	You bought	195.8860	30.63000	-6,000.00
2/15	FIDELITY CASH RESERVES MARGNSELLOUT	You sold	-38,000.0000	1.00000	38,000.00
2/29	FIDELITY CASH RESERVES	Dividend received			72.94
2/29	FIDELITY CASH RESERVES	Reinvestment	72.9400	1.00000	-72.94

+ *Prospectus sent under separate cover.*

Trading Day of Numbers

# OF TRADE	SYMBOLS	DATE PLACED	# OF SHARES	BUY LIMIT	FILLED PRICE	DATE FILLED	BUY COST	SELL LIMIT	FILLED PRICE	DATE SOLD		DAILY TRANSACTIONS OF GAIN OR LOSSES TOTAL PURCHASE	TOTAL SALE	GAIN LOSS	DAILY & MONTHLY CARRY OVER PROFIT OR LOSS DAILY TOTAL PROFIT-LOSS	MONTH TOTAL PROFIT-LOSS
1	FDEGX	2/9/00	126.6020	63.19	63.19	2/10/00	63.19	30.08	30.08	2/28/01	FI	-$8,000.00	$3,808.19	-$4,191.81	-$4,191.81	
2	TVFQX	3/7/00	36.0650	138.64	138.64	3/8/00	138.64	90.59	90.59	11/24/00	FI	$5,000.00	$3,267.13	-$1,732.87	-$5,924.68	
3	IWWDX	3/8/00	185.1850	13.5	13.5	3/8/00	13.50	6.28	6.28	3/8/01	FI	$2,500.00	$1,162.96	-$1,337.04	-$7,261.72	
4	JAGTX	3/7/00	121.1530	41.27	41.27	3/8/00	41.27	16.18	16.18	3/8/01	FI	-$5,000.00	$1,960.26	-$3,039.74	-$10,301.46	
5	JAGLX	2/29/00	93.1100	26.85	26.85	3/1/00	26.85	20.59	20.59	11/28/00	FI	-$2,500.00	[illegible]	-$582.87	-$10,884.33	
6	JAOLX	2/9/00	172.5030	57.97	57.97	2/10/00	57.970	39.17	39.17	12/20/03	FI	$10,000.00	$6,756.94	-$3,243.06	-$14,127.39	
7	JAENX	2/9/00	69.2840	86.60	86.60	2/10/00	86.600	44.64	44.64	2/28/01	FI	$6,000.00	$3,092.84	-$2,907.16	-$17,034.55	
8	PBTCX	3/8/00	22.4900	111.16	111.16	3/8/00	111.161	26.48	26.48	3/7/01	FI	$2,500.00	$0.00	-$2,500.00	-$19,534.55	
9	PBTCX	3/7/00	22.6960	110.15	110.15	3/7/00	110.152	26.48	26.48	3/7/01	FI	$2,500.00	$0.00	-$2,500.00	-$22,034.55	
10	PBTCX	0	45.1860	0	0	0	110.654	26.48	26.48	3/7/01	FI	$0.00	$1,196.53	$1,196.53	-$20,838.02	
11	PLCPX	2/9/00	203.0970	39.39	39.39	2/10/00	39.390	21.32	21.32	2/28/01	FI	$8,000.00	$4,330.03	-$3,669.97	-$24,507.99	
12	RYOIX	3/1/00	61.0800	40.93	40.93	3/2/00	40.930	29.87	29.87	11/24/00	FI	$2,500.00	$1,824.46	-$675.64	-$25,183.53	
13	SCTGX	3/8/00	65.7030	38.05	38.05	3/8/00	38.050	18.92	18.92	3/8/01	FI	$2,500.00	$1,230.67	-$1,269.33	-$26,452.86	
14	WVCCX	2/9/00	195.8860	30.63	30.63	2/10/00	30.630	23.07	23.07	11/28/00	FI	$6,000.00	$4,519.09	-$1,480.91	-$27,933.77	
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UNITED STATES DISTRICT COURT
EASTERN DISTRICT OF PENNSYLVANIA

BENJAMIN SCHONBRUN, Individually and on Behalf of All Others Similarly Situated, Plaintiff, vs. PBHG GROWTH FUND, PBHG EMERGING GROWTH FUND; PBHG LARGE CAP GROWTH FUND, PBHG SELECT GROWTH FUND, PBHG FOCUSED FUND, PBHG LARGE CAP FUND, PBHG LARGE CAP 20 FUND; PBHG STRATEGIC SMALL COMPANY FUND, PBHG DISCIPLINED EQUITY FUND, PBHG MID-CAP FUND, PBHG SMALL CAP FUND; PBHG CLIPPER FOCUS FUND, PBHG SMALL CAP VALUE FUND, PBHG REIT FUND, PBHG TECHNOLOGY & COMMUNICATIONS FUND, PBHG IRA CAPITAL PRESERVATION FUND, PBHG INTERMEDIATE FIXED INCOME FUND, PBHG CASH RESERVES FUND (collectively, the "PBHG MUTUAL FUNDS"); PBHG FUNDS, OLD MUTUAL ASSET MANAGEMENT; PILGRIM BAXTER & ASSOCIATES, LTD.; HAROLD J. BAXTER; GARY L. PILGRIM; APPALACHIAN TRAILS, L.P.; MICHAEL CHRISTIANI; WALL STREET DISCOUNT CORPORATION; ALAN LEDERFEIND; and JOHN DOES 1-100, Defendants.	Civil Action No. <u>CLASS ACTION COMPLAINT</u> JURY TRIAL DEMANDED

Plaintiff alleges the following based upon the investigation of plaintiff's counsel, which included a review of United States Securities and Exchange Commission ("SEC") filings as well as other regulatory filings and reports and advisories about the PBHG Mutual Funds (as defined in the caption of this case, above), press releases, and media reports about the PBHG Mutual Funds. Plaintiff believes that substantial additional evidentiary support will exist for the allegations set forth herein after a reasonable opportunity for discovery.

NATURE OF THE ACTION

1. This is a federal class action on behalf of a class consisting of all persons other than defendants who purchased or otherwise acquired shares or other ownership units of one or more of the mutual funds in the PBHG family of funds (*i.e.*, the PBHG Mutual Funds as defined in the caption, above) between November 24, 1998 and November 12, 2003, inclusive, and who were damaged thereby. Plaintiff seeks to pursue remedies under the Securities Act of 1933 (the "Securities Act"), the Securities Exchange Act of 1934 (the "Exchange Act") and the Investment Advisers Act of 1940 (the "Investment Advisers Act") (the "Class").

2. This action charges defendants with engaging in an unlawful and deceitful course of conduct designed to improperly financially advantage defendants to the detriment of plaintiff and the other members of the Class. As part and parcel of defendants' unlawful conduct, the Fund Defendants, as defined below, in clear contravention of their fiduciary responsibilities, and disclosure obligations, failed to properly disclose that select favored customers were improperly allowed to "time" their mutual fund trades. Such timing, as more fully described herein, improperly allows an investor to trade in and out of a mutual fund to exploit short-term moves and inefficiencies in the manner in which the mutual funds price their shares.

3. On November 13, 2003, before the market opened, defendant Pilgrim Baxter & Associates, Ltd. ("Pilgrim Baxter") sent a letter to PBHG Mutual Funds shareholders revealing that defendants Gary L. Pilgrim ("Pilgrim") and Harold Baxter ("Baxter") were forced to resign their executive positions at Pilgrim Baxter due to an investigation by the Securities and Exchange Commission ("SEC") and the Office of the Attorney General of the State of New York (the "Attorney General") into defendants Pilgrim and Baxter's participation in a market timing scheme involving PBHG Mutual Funds. Pilgrim Baxter stated that an internal investigation revealed that defendant Baxter knew about and permitted the rapid trading of PBHG Mutual Funds shares by a private investment limited partnership or hedge fund in which defendant

Pilgrim was a significant investor. According to David J. Bullock ("Bullock"), Pilgrim Baxter's President and Chief Executive Officer, the market timing activity by Pilgrim and Baxter "was not . . . consistent with the highest standards of professional and ethical behavior." On the same day, defendants filed with the SEC a prospectus supplement reiterating the discovery of defendants Pilgrim and Baxter's rampant market timing in PBHG Mutual Funds.

4. Subsequently, on November 14, 2003, *The Wall Street Journal* reported that Pilgrim invested in a hedge fund that, in 2000, asked Pilgrim for permission to market time PBHG Mutual Funds. With defendants Pilgrim and Baxter's approval, the hedge fund was permitted to engage in rapid trades in the PBHG family of funds, including the PBHG Growth Fund, which was managed by Pilgrim. The article also stated that New York Attorney General Elliot Spitzer is reviewing trades of PBHG Mutual Funds by Canary Capital Partners LLC, a hedge fund that has as been named as a defendant in a complaint filed by the Attorney General, and numerous actions recently filed by investors, concerning its alleged participation in a wrongful and illegal scheme involving late trading and market timing in various mutual fund families, including Janus, One Group, Strong, Nations, and AllianceBernstein funds.

5. According to a *Bloomberg* article published on November 16, 2003, as a result of their forced resignations from Pilgrim Baxter, defendants Pilgrim and Baxter will collectively receive accelerated payments of approximately $69.3 million from Old Mutual plc, a South African-based financial services company which acquired Pilgrim Baxter in 2000, as the final payment on the acquisition price and another $11 million for defendants' vested equity in Pilgrim Baxter.

6. On November 20, 2003, the SEC and the Attorney General announced civil charges against Pilgrim and Baxter in connection with their illegal market timing in PBHG Mutual Funds. According to the complaint filed by the Attorney General, beginning as early as

1998, Pilgrim and Baxter knowingly facilitated market timing in PBHG Mutual Funds by favored investors, including the Appalachian Trails hedge fund ("Appalachian Trails") which defendant Pilgrim and his wife co-founded and maintained substantial ownership interest therein, as well as the clients of Wall Street Discount Corporation, a broker-dealer run by defendant Alan Lederfeind, Baxter's close friend.

JURISDICTION AND VENUE

7. This Court has jurisdiction over the subject matter of this action pursuant to § 27 of the Exchange Act of 1934 (15 U.S.C. § 78aa); Section 22 of the Securities Act (15 U.S.C. § 77v); Section 80b-14 of the Investment Advisers Act (15 U.S.C. § 80b-14); and 28 U.S.C. §§ 1331, 1337.

8. Many of the acts charged herein, including the preparation and dissemination of materially false and misleading information, occurred in substantial part in this District. Defendants conducted other substantial business within this District and many Class members reside within this District.

9. In connection with the acts alleged in this complaint, defendants, directly or indirectly, used the means and instrumentalities of interstate commerce, including, but not limited to, the mails, interstate telephone communications and the facilities of the national securities markets.

PARTIES

10. Plaintiff Benjamin Schonbrun, as set forth in his certification, which is attached hereto and incorporated by reference herein, purchased units of the PBHG Emerging Growth Fund, PBHG Limited Fund, PBHG Technology & Communications Fund, and PBHG Growth Fund during the Class Period and has been damaged thereby.

11. Each of the PBHG Mutual Funds, including the PBHG California Tax Free A, are mutual funds that are regulated by the Investment Company Act of 1940 that are managed by defendant Pilgrim Baxter and that buy, hold, and sell shares or other ownership units that are subject to the misconduct alleged in this complaint.

12. Old Mutual Asset Management ("Old Mutual") is a subsidiary of Old Mutual plc, a South African-based financial services firm and the ultimate parent of all Pilgrim Baxter Defendants, as defined herein. Through its member firms, which include Pilgrim Baxter, Old Mutual Asset Management provides asset management services and products in the United States. Old Mutual Asset Management is headquartered at 200 Clarendon Street, 53rd Floor, Boston, MA 02116.

13. Defendant Pilgrim Baxter is registered as an investment adviser under the Investment Advisers Act and managed and advised the PBHG Mutual Funds during the Class Period. Pilgrim Baxter has ultimate responsibility for overseeing the day-to-day management of the PBHG Mutual Funds. Pilgrim Baxter is located at 1400 Liberty Ridge Drive, Wayne, Pennsylvania 19087.

14. Defendant PBHG Funds is the registrant and issuer of the shares of the PBHG Mutual Funds. PBHG Funds is located at 1400 Liberty Ridge Drive, Wayne, Pennsylvania 19087.

15. Defendant Gary L. Pilgrim was, until July 2003, President of Pilgrim Baxter, and at all relevant times, a co-founder and a Director of Pilgrim Baxter. Additionally, defendant

Pilgrim was a co-founder of defendant Appalachian Trails. At all relevant times, defendant Pilgrim was an active participant in the unlawful scheme alleged herein.

16. Defendant Harold J. Baxter was the co-founder and, at all relevant times, was Chief Executive Officer and Chairman of the Board of Pilgrim Baxter, and was an active participant in the unlawful scheme alleged herein.

17. Defendants Old Mutual Asset Management, Pilgrim Baxter, PBHG Funds, Gary L. Pilgrim, Harold J. Baxter, and the PBHG Mutual Funds are referred to collectively herein as the "Fund Defendants."

18. Defendant Appalachian Trails is a Delaware limited partnership founded in 1995, in part, by defendants Pilgrim and Christiani. Appalachian Trails maintains its principal place of business in Avon, Connecticut.

19. Defendant Michael Christiani is a co-founder, general partner, and manager of Appalachian Trails. At all relevant times, defendant Christiani was an active participant in the unlawful scheme alleged herein.

20. Defendant Wall Street Discount Corporation ("Wall Street Discount Corp.") is a discount broker-dealer and maintains its headquarters at 100 Wall Street, New York, New York 10005.

21. Defendant Alan Lederfeind was the founder and President of Wall Street Discount Corp. and was an active participant in the scheme alleged herein.

22. The true names and capacities of defendants sued herein as John Does 1 through 100 are other active participants with the Fund Defendants in the widespread unlawful conduct alleged herein whose identities have yet to be ascertained. Such defendants were secretly permitted to engage in improper timing at the expense of ordinary PBHG Mutual Funds investors, such as plaintiff and the other members of the Class, in exchange for which these John

Doe defendants provided remuneration to the Fund Defendants. Plaintiff will seek to amend this complaint to state the true names and capacities of said defendants when they have been ascertained.

PLAINTIFF'S CLASS ACTION ALLEGATIONS

23. Plaintiff brings this action as a class action pursuant to Federal Rule of Civil Procedure 23(a) and (b)(3) on behalf of a Class, consisting of all persons or entities who purchased or otherwise acquired shares or like interests in any of the PBHG Mutual Funds between November 24, 1998 and November 12, 2003, inclusive, and who were damaged thereby. Plaintiff and each of the Class members purchased shares or other ownership units in PBHG Mutual Funds pursuant to a registration statement and prospectus. The registration statements and prospectuses pursuant to which plaintiff and the other Class members purchased their shares or other ownership units in the PBHG Mutual Funds are referred to collectively herein as the "Prospectuses." Excluded from the Class are defendants, members of their immediate families and their legal representatives, heirs, successors or assigns and any entity in which defendants have or had a controlling interest.

24. The members of the Class are so numerous that joinder of all members is impracticable. While the exact number of Class members is unknown to plaintiff at this time and can only be ascertained through appropriate discovery, plaintiff believes that there are hundreds or thousands of members in the proposed Class. Record owners and other members of the Class may be identified from records maintained by the PBHG Mutual Funds and may be notified of the pendency of this action by mail, using the form of notice similar to that customarily used in securities class actions.

25. Plaintiff's claims are typical of the claims of the members of the Class as all members of the Class are similarly affected by defendants' wrongful conduct in violation of federal law that is complained of herein.

26. Plaintiff will fairly and adequately protect the interests of the members of the Class and has retained counsel competent and experienced in class and securities litigation.

27. Common questions of law and fact exist as to all members of the Class and predominate over any questions solely affecting individual members of the Class. Among the questions of law and fact common to the Class are:

(a) whether the federal securities laws were violated by defendants' acts as alleged herein;

(b) whether statements made by defendants to the investing public during the Class Period misrepresented material facts about the business, operations and financial statements of the PBHG Mutual Funds; and

(c) to what extent the members of the Class have sustained damages and the proper measure of damages.

28. A class action is superior to all other available methods for the fair and efficient adjudication of this controversy since joinder of all members is impracticable. Furthermore, as the damages suffered by individual Class members may be relatively small, the expense and burden of individual litigation make it virtually impossible for members of the Class to individually redress the wrongs done to them. There will be no difficulty in the management of this action as a class action.

SUBSTANTIVE ALLEGATIONS

Introduction: The Double Standard for Privileged Investors

29. Mutual funds, including the PBHG Mutual Funds, are meant to be long-term investments and are therefore the favored savings vehicles for many Americans' retirement and college funds.

30. However, unbeknownst to investors, from at least as early as November 24, 1998 and until November 12, 2003, inclusive, defendants engaged in fraudulent and wrongful schemes

that enabled certain favored investors, including Pilgrim, Appalachian Trails, Christiani, Alan Lederfeind, and clients of Wall Street Discount Corp., to reap many millions of dollars in profit, at the expense of the plaintiff and other members of the Class, through secret and illegal timed trading. In exchange for the right to engage in timing, which hurt plaintiff and other Class members, by artificially and materially affecting the value of the PBHG Mutual Funds, defendant Wall Street Discount Corp. facilitated an agreement between certain of its clients and the PBHG defendants to park substantial assets in the PBHG Mutual Funds, thereby increasing the assets under PBHG Mutual Funds' management and the fees paid to PBHG Mutual Funds' managers, including defendant Pilgrim. The John Doe Defendants also participated in this arrangement to park substantial assets in the PBHG Mutual Funds in exchange for market timing capabilities. The assets parked in the PBHG Funds in exchange for the right to engage in timing have been referred to as "sticky assets." Specifically, Pilgrim Baxter, as manager of the PBHG Mutual Funds, and each of the relevant fund managers, including Pilgrim, profited from fees Pilgrim Baxter charged to the PBHG Mutual Funds that were measured as a percentage of the fees under management. In exchange for the right to engage in timed trading, which hurt plaintiff and the other Class members, by artificially and materially affecting the value of the PBHG Mutual Funds, the John Doe Defendants, agreed to park substantial assets in PBHG Mutual Funds.

Secret Timed Trading at the Expense of Plaintiff and Other Members of the Class

31. "Timing" is an arbitrage strategy involving short-term trading that can be used to profit from mutual funds use of "stale" prices to calculate the value of securities held in the funds' portfolio. These prices are "stale" because they do not necessarily reflect the "fair value" of such securities as of the time the NAV is calculated. A typical example is a U.S. mutual fund that holds Japanese securities. Because of the time zone difference, the Japanese market may close at 2 ***a.m.*** New York time. If the U.S. mutual fund manager uses the closing prices of the

Japanese securities in his or her fund to arrive at an NAV at 4 ***p.m.*** in New York, he or she is relying on market information that is fourteen hours old. If there has been positive market moves during the New York trading day that will cause the Japanese market to rise when it later opens, the stale Japanese prices will not reflect them, and the fund's NAV will be artificially low. Put another way, the NAV would not reflect the true current market value of the stocks the fund holds. This and similar strategies are known as "time zone arbitrage."

32. A similar type of timing is possible in mutual funds that contain illiquid securities such as high-yield bonds or small capitalization stocks. Here, the fact that some of the PBHG Mutual Funds' underlying securities may not have traded for hours before the New York closing time can render the fund's NAV stale and thus open it to being timed. This is sometimes known as "liquidity arbitrage."

33. Effective timing captures an arbitrage profit that comes dollar-for-dollar out of the pockets of the long-term investors: the timer steps in at the last moment and takes part of the buy-and-hold investors' upside when the market goes up, so the next day's NAV is reduced for those who are still in the fund. If the timer sells short on bad days --- as Canary also did --- the arbitrage has the effect of making the next day's NAV lower than it would otherwise have been, thus magnifying the losses that investors are experiencing in a declining market.

34. Besides the wealth transfer of arbitrage (called "dilution"), timers also harm their target funds in a number of other ways. They impose their transaction costs on the long-term investors. Trades necessitated by timer redemptions can also result in the realization of taxable capital gains at an undesirable time, or may result in managers having to sell stock into a falling market.

35. It is widely acknowledged that timing inures to the detriment of long-term mutual fund shareholders and, because of this detrimental effect, the Prospectuses stated that timing is

monitored and that the Fund Defendants work to prevent it. These statements were materially false and misleading.

Defendants' Fraudulent Scheme

36. On September 4, 2003 *The Wall Street Journal* reported that the New York Attorney General Elliot Spitzer filed a complaint in New York Supreme Court alleging that certain mutual fund companies secretly allowed, and in some instances facilitated, a New Jersey-based hedge fund to engage in prohibited and/or fraudulent trading in mutual fund shares (the "Spitzer Complaint I"). In return for receiving this favored treatment, which damaged the long term mutual fund investors, the hedge fund parked funds in financial instruments controlled by the fund companies or their affiliates to increase fund management fees, and entered into other arrangements which benefited the fund companies and/or their affiliates. The article reported as follows regarding the matter:

> Edward Stern . . . finds himself at the center of a sweeping investigation into the mutual-fund industry after paying $40 million to settle charges of illegal trading made by the New York State Attorney General's Office. According to the settlement, Mr. Stern's hedge fund, called Canary Capital Partners LLC, allegedly obtained special trading opportunities with leading mutual-fund families-- including Bank of America Corp's Federated Funds, Bank One Corp., Janus Capital Group Inc. and Strong Financial Corp.-- by promising to make substantial investments in various funds managed by these institutions.

The article indicated that the fraudulent practices enumerated in the Spitzer Complaint I were just the tip of the iceberg, stating as follows:

> ***In a statement, Mr. Spitzer said "the full extent of this complicated fraud is not yet known," but he asserted that "the mutual-fund industry operates on a double standard" in which certain traders "have been given the opportunity to manipulate the system. They make illegal after-hours trades and improperly exploit market swings in ways that harm ordinary long-term investors."*** (Emphasis added).

37. The Spitzer Complaint I received substantial press coverage and sparked additional investigations by state agencies, the SEC and U.S. Attorney for the Southern District

of New York, and led to calls for more regulation and tougher enforcement of the mutual and hedge fund industries. On September 5, 2003, *The Wall Street Journal* reported that the New York Attorney General's Office had subpoenaed "a large number of hedge funds" and mutual funds as part of its investigation, "underscoring concern among investors that the improper trading of mutual-fund shares could be widespread" and that the SEC, joining the investigation, plans to send letters to mutual funds holding about 75% of assets under management in the U.S. to inquire about their practices with respect to market-timing and fund-trading practices.

38. On November 13, 2003, defendants filed with the SEC a prospectus supplement revealing the market timing activity in PBHG Mutual Funds:

> ***In connection with an examination of active trading of mutual fund shares by the United States Securities and Exchange Commission ("SEC") and the New York Attorney General ("NYAG"), Pilgrim Baxter received inquiries and subpoenas for documents from those agencies. Pilgrim Baxter retained independent counsel to assist in responding to these inquiries and to conduct a thorough and independent examination of mutual fund shareholder trading practices in the PBHG Fund Family. This internal examination revealed that Mr. Pilgrim had a significant but passive investment in a private investment limited partnership, unaffiliated with Pilgrim Baxter, that actively purchased and redeemed shares of certain PBHG Funds and other mutual funds. This partnership's investment activity in the PBHG Funds was limited to the period from March 2000 to December 2001. Mr. Baxter had knowledge of Mr. Pilgrim's investment and that the limited partnership was actively trading in PBHG Fund shares.*** The internal investigation is ongoing and counsel will report the results of such examination to the PBHG Board of Trustees. In addition, Pilgrim Baxter and the PBHG Fund Family are continuing to cooperate fully with the SEC and the NYAG with respect to their examination of these matters.
>
> ***Pilgrim Baxter determined that certain corrective measures were appropriate relating to the PBHG Fund Family's shareholder trading policies and practices. As a result, Pilgrim Baxter has informed the PBHG Fund Family that: (1) Mr. Pilgrim will contribute to the PBHG Funds all personal profits he received from his investment in the limited partnership for the period March, 2000 to December, 2001; (2) Pilgrim Baxter will reimburse to PBHG Funds management fees earned which were***

attributable to that limited partnership's investment in PBHG Funds; (3) Pilgrim Baxter will retain an independent accounting firm to conduct a separate review of the adequacy of internal controls and procedures affecting processes and functions critical to the investment management and administration of PBHG Fund Family; and (4) Pilgrim Baxter's current practices of attempting to prevent market timing activity in the PBHG Fund Family will be formally adopted as policies and disclosed in the PBHG Fund Family prospectuses. [Emphasis added.]

39. In a letter to PBHG Mutual Fund shareholders issued on that same day, Bullock, President and Chief Executive Officer of Pilgrim Baxter, stated that the internal review of Pilgrim Baxter's past practices "brought into focus conduct that was not, in our view, consistent with the highest standards of professional and ethical behavior."

40. On November 20, 2003, the SEC and the New York Attorney General charged defendants Pilgrim and Baxter, and Pilgrim Baxter, with fraud in connection with the widespread market timing scheme in PBHG Mutual Funds. In a complaint filed in the Supreme Court of New York in New York County (the "Spitzer Complaint II"), the Attorney General alleges that beginning as early as 1998, defendants knowingly permitted market timing in the PBHG Mutual Funds by certain favored investors, including Appalachian Trails and clients of Wall Street Discount Corp. Specifically, the complaint alleges in relevant part as follows:

> from 1998 to present, the PBHG prospectus indicated that PBHG would not permit excessive "in and "out trading. The prospectus limits shareholder exchanges between the PBHG money market fund and the PBHG stock funds to four (4) per year.
>
> * * *
>
> In spite of the four exchange rule that applied to over investors, ***Appalachian made nearly 100 exchanges into and out of the PBHG Growth Fund in 2000 and 2001. Pilgrim's reward was a substantial share of Appalachian's multi-million dollar profits from trading in the PBHG Growth Fund. During the same period of time, a buy-and-hold shareholder invested in the PBHG Growth Fund would have lost over 60% of his investment.***
>
> * * *

> In at least one instance, PBHG received "sticky assets" from a Wall Street Discount client.
>
> * * *
>
> ***Appalachian and WSDC [Wall Street Discount Corp.] clients were not the only timers in the PBHG funds. Numerous other substantial market timers had invaded the funds as early as 1998. By 2000, Defendants estimated timing assets in PBHG funds (i.e., the dollar volume of PBHG mutual funds that was subject to short-term trading) to be in excess of $500 million. In 2001, Defendants estimated timing assets in PBHG funds to be at least $573 million, a substantial portion of which were attributable to Appalachian and clients of Wall Street Discount Corporation.*** [Emphasis added.]

In a "Timer Activity Summary" prepared by the Fund defendants and quoted in the Spitzer Complaint II, defendants identified the market timing activity had reached the following levels by April 20, 2001:

> (i) in excess of $385 million in the PBHG Growth Fund comprising nearly 11% of the assets of the fund;
>
> (ii) in excess of $91 million in the PBHG Technology & Communications Fund comprising nearly 7.5% of the fund's assets; and
>
> (iii) $53 million in the PBHG Emerging Growth Fund comprising nearly 8$ of the fund's assets.

41. The Spitzer Complaint II describes the involvement of defendant Appalachian in the illegal trading as such that "[t]he express purpose of Appalachian's formation was to engage in market timing of mutual funds," and that defendants Pilgrim and Baxter granted Appalachian a special dispensation from the market timing rules to "feverishly trade in and out" of PBHG Mutual Funds, including the PBHG Growth Fund and PBHG Technology & Communications Fund. According to the Spitzer Complaint II, a shareholder who held the PBHG Technology & Communications Fund during the same time frame that Appalachian was permitted to engage in market timing of the fund "would have lost over 19% of his investment."

42. An internal Pilgrim Baxter memorandum dated June 22, 1998, quoted in the Spitzer Complaint II, further emphasizes the Fund Defendants' double standard for certain

privileged investors, including clients of defendant Wall Street Discount Corp. which was run by defendant Alan Lederfeind, a personal friend of defendant Gary Pilgrim, to engage in market timing in PBHG Mutual Funds in clear contravention of the market timing policy adopted by the Fund Defendants in mid-1998 which limited shareholders to four exchange per year from any PBHG funds to the PBHG Cash Reserves Fund. The memorandum stated in relevant part, as follows:

> Pursuant to our recent discussions and increased complaints from the portfolio managers, we have developed and are prepared to implement PBHG's Timer Policy. Shareholders that are found to be exchanging funds or buying and selling shares (in the same dollar amount) more than four times in a twelve month period will have their exchange and/or telephone purchase privileges revoked. . . ***Currently we have identified about 100 timers with approximately $55,000,000 in assets across all funds. Approximately $35,000,000 of theses [sic] assets are attributable to accounts managed by Alan Lederfeind. We have exempted Mr. Lederfeind's accounts from the policy with the understanding that he can only trade in the Growth, Emerging Growth and Technology & Communications Funds.*** . . [Emphasis added.]

The Spitzer Complaint II also alleges that the Fund Defendants "arranged to provide to WSDC the portfolio holdings of certain PBHG funds to facilitate timing activities." An internal Pilgrim Baxter email dated August 16, 2001, confirms the continuing exception the Fund Defendants created for clients of Wall Street Discount Corp.: "The only exception to this request is Wall Street Discount, they may continue to trade freely. . . ."

<u>The Prospectuses Were Materially False and Misleading</u>

43. Prior to investing in any of the PBHG Mutual Funds, including the PBHG Large Cap 20 Fund, PBHG Select Growth Fund, PBHG Growth Fund, and PBHG Technology and Communications Fund, plaintiff and each member of the Class were entitled to and did receive one of the Prospectuses, each of which contained substantially the same materially false and misleading statements and omissions regarding the PBHG Mutual Funds' policies on timed trading.

44. The Prospectuses falsely stated that Pilgrim Baxter actively safeguards shareholders from the harmful effects of timing. Specifically, in language that typically appeared in the Prospectuses, the August 11, 2003 PBHG Large Cap 20 Fund, PBHG Select Growth Fund, PBHG Growth Fund, and PBHG Technology and Communications Fund Prospectuses state the following with respect to market timing of PBHG Mutual Funds:

> Exchange Between Funds
>
> You may exchange some or all PBHG Class Shares of a Fund for PBHG Class Shares of any other PBHG Fund that has PBHG Class Shares. ***PBHG Class Shares of a Fund may not be exchanged for shares of any other Class of a Fund. . . . Except for the 2% redemption/exchange fee discussed above for the IRA Capital Preservation Fund***, there is currently no fee for exchanges; however, a Fund may change or terminate this privilege on 60 days' notice. ***Please note that exchanges into the PBHG Cash Reserves Fund from another PBHG Fund may be made only four (4) times a year.*** [Emphasis added.]
>
> * * *
>
> Redemption/Exchange Fee for IRA Capital Preservation Fund
>
> The IRA Capital Preservation Fund will deduct 2.00% redemption/exchange fee from the redemption or exchange proceeds of any shareholder redeeming or exchanging shares of the Fund held for less than twelve months. . . .
>
> . . . The Fund charges the redemption/exchange fee to help minimize the impact the redemption or exchange may have on the performance of the Fund, to facilitate Fund management and to offset certain transaction costs and other expenses the Fund incurs because of the redemption or exchange. ***The Fund also charges the redemption/exchange fee to discourage market timing activity by those shareholders initiating redemptions or exchanges to take advantage of short-term market movements.*** [Emphasis added.]

45. The Prospectuses failed to disclose and misrepresented the following material and adverse facts:

(a) that defendants failed to enforce their policies and practices against market timing and that they knowingly permitted such activity to the detriment of PBHG Mutual Fund shareholders;

(b) defendants had entered into an agreement with defendants Appalachian Trails, Michael Christiani, Alan Lederfeind, and Wall Street Discount Corp.'s clients and John Doe Defendants to time their trading of the PBHG Mutual Funds shares;

(c) that, pursuant to that agreement, the John Doe Defendants regularly timed their trading in the PBHG Mutual Funds shares;

(d) that, contrary to the express representations in the Prospectuses, the PBHG Mutual Funds enforced their policy against frequent traders selectively, *i.e.*, they did not enforce it against defendants Appalachian Trails, Michael Christiani, Alan Lederfeind, and Wall Street Discount Corp.'s clients and the John Doe Defendants, and waived the redemption fees, at PBHG Mutual Funds' investors expense, that defendants Appalachian Trails, Michael Christiani, Alan Lederfeind, and Wall Street Discount Corp.'s clients and the John Doe Defendants should have been required to pay, pursuant to PBHG Mutual Funds' stated policies and current company practices;

(e) that the Fund Defendants regularly allowed defendants Appalachian Trails, Michael Christiani, Alan Lederfeind, and Wall Street Discount Corp.'s clients and the John Doe Defendants to engage in trades that were disruptive to the efficient management of the PBHG Mutual Funds and/or increased the PBHG Mutual Funds' costs and thereby reduced the PBHG Mutual Funds' actual performance; and

(f) the Prospectuses falsely represented the amount of compensation paid by the PBHG Mutual Funds to Pilgrim Baxter because of the PBHG Mutual Funds' secret agreement with defendants Appalachian Trails, Michael Christiani, Alan Lederfeind, and Wall

Street Discount Corp.'s clients and the John Doe Defendants, provided additional undisclosed compensation to Pilgrim Baxter by the PBHG Mutual Funds and their respective shareholders.

Defendants' Scheme and Fraudulent Course of Business

46. Each defendant is liable for (i) making false statements, or for failing to disclose adverse facts while selling shares of the PBHG Mutual Funds, and/or (ii) participating in a scheme to defraud and/or a course of business that operated as a fraud or deceit on purchasers of the PBHG Mutual Funds shares during the Class Period (the "Wrongful Conduct"). This Wrongful Conduct enabled defendants to profit at the expense of plaintiff and other Class members.

Additional Scienter Allegations

47. As alleged herein, defendants acted with scienter in that defendants knew that the public documents and statements issued or disseminated in the name of the PBHG Mutual Funds were materially false and misleading; knew that such statements or documents would be issued or disseminated to the investing public; and knowingly and substantially participated or acquiesced in the issuance or dissemination of such statements or documents as primary violations of the federal securities laws. As set forth elsewhere herein in detail, defendants, by virtue of their receipt of information reflecting the true facts regarding PBHG Mutual Funds, their control over, and/or receipt and/or modification of PBHG Mutual Funds' allegedly materially misleading misstatements and/or their associations with the PBHG Mutual Funds which made them privy to confidential proprietary information concerning the PBHG Mutual Funds, participated in the fraudulent scheme alleged herein.

48. Additionally, the Fund Defendants were highly motivated to allow and facilitate the wrongful conduct alleged herein and participated in and/or had actual knowledge of the fraudulent conduct alleged herein. In exchange for allowing the unlawful practices alleged

herein, the Fund Defendants, among other things, received increased management fees as a result of the scheme alleged herein. Moreover, mutual fund managers can easily spot market timing in their mutual funds simply by observing the trading activity within accounts; if the account, or persons controlling more than one account, engage in frequent trades the manager will know that they are engaging in market timing. The Spitzer Complaint I emphasizes the ease with which the practice can be spotted by fund managers or their employees, as follows:

> Mutual fund managers are aware of the damaging effect that timers have on their funds. And while the effects on individual shareholders may be small once they are spread out over all the investors in a fund, their aggregate impact is not: for example, one recent study estimates that <u>U.S. mutual funds lose $4 billion each year to timers</u>. Eric Zitzewitz, <u>Who Cares About Shareholders? Arbitrage-Proofing Mutual Funds</u> (October 2002) 35, at http://facultygsb.stanford.edu/zitzewitz/Research/arbitrage1002.pdf. While it is virtually impossible for fund managers to identify every timing trade, large movements in and out of funds -- like those made by Canary -- are easy for managers to spot. And mutual fund managers have tools to fight back against timers. [Emphasis in original].

49. Defendants Appalachian Trails, Michael Christiani, Alan Lederfeind, and Wall Street Discount Corp.'s clients and the John Doe Defendants were motivated to participate in the wrongful scheme by the enormous profits they derived thereby. They systematically pursued the scheme with full knowledge of its consequences to other investors.

FIRST CLAIM

Against PBHG Funds For Violations of Section 11 Of The Securities Act

50. Plaintiff repeats and realleges each and every allegation contained above as if fully set fort herein, except that, for purposes of this claim, plaintiff expressly excludes and disclaims any allegation that could be construed as alleging fraud or intentional or reckless misconduct and otherwise incorporates the allegations contained above.

51. This claim is brought pursuant to Section 11 of the Securities Act, 15 U.S.C. § 77k, on behalf of the Class against PBHG Funds.

52. PBHG Funds is the registrant for one or more the fund shares sold to plaintiff and the other members of the Class and is statutorily liable under Section 11. PBHG Funds issued, caused to be issued and participated in the issuance of the materially false and misleading written statements and/or omissions of material facts that were contained in the Prospectuses.

53. Prior to purchasing units of the PBHG Large Cap 20 Fund, PBHG Select Growth Fund, PBHG Growth Fund, and PBHG Technology and Communications Fund, plaintiff was provided the appropriate Prospectus and, similarly, prior to purchasing units of each of the other PBHG Mutual Funds, all Class members likewise received the appropriate prospectus. Plaintiff and other Class members purchased shares of the PBHG Mutual Funds traceable to the false and misleading Prospectuses.

54. As set forth herein, the statements contained in the Prospectuses were materially false and misleading for a number of reasons, including that they stated that it was the practice of the PBHG Mutual Funds to monitor and take steps to prevent timed trading, at least with respect to PBHG IRA Capital Preservation Fund, because of its adverse effect on fund investors, when, in fact, select investors, including defendants Appalachian Trails, Michael Christiani, Alan Lederfeind, and Wall Street Discount Corp.'s clients and the John Does named as defendants herein were allowed to engage in timed trading and trade at the previous day's price. The Prospectuses failed to disclose and misrepresented, *inter alia*, the following material and adverse facts:

(a) that defendants had agreed to allow defendants Appalachian Trails, Michael Christiani, Alan Lederfeind, and Wall Street Discount Corp.'s clients and the John Doe Defendants to time its trading of the PBHG Mutual Funds shares;

(b) that, pursuant to that agreement, defendants Appalachian Trails, Michael Christiani, Alan Lederfeind, and Wall Street Discount Corp.'s clients and the John Doe Defendants regularly timed the PBHG Mutual Funds shares;

(c) that, contrary to the express representations in the Prospectuses and defendant Pilgrim Baxter's current policies and practices, the PBHG Mutual Funds enforced their policy against frequent traders selectively, *i.e.*, they did not enforce it against the defendants Appalachian Trails, Michael Christiani, Alan Lederfeind, and Wall Street Discount Corp.'s clients and the John Doe Defendants;

(d) that the Fund Defendants regularly allowed select favored investors, including defendants Appalachian Trails, Michael Christiani, Alan Lederfeind, and Wall Street Discount Corp.'s clients and John Doe Defendants, to engage in trades that were disruptive to the efficient management of the PBHG Mutual Funds and/or increased the PBHG Mutual Funds' costs and thereby reduced the PBHG Mutual Funds' actual performance; and

(e) the Prospectuses failed to disclose that, pursuant to the unlawful agreements, the Fund Defendants benefited financially at the expense of the PBHG Mutual Funds investors.

55. Plaintiff and the Class have sustained damages. The value of the PBHG Mutual Funds shares decreased substantially subsequent to and due to defendants' violations.

56. At the time they purchased the PBHG Mutual Funds shares traceable to the defective Prospectuses, plaintiff and Class members were without knowledge of the facts concerning the false and misleading statements or omission alleged herein and could not reasonably have possessed such knowledge. This claim was brought within the applicable statute of limitations.

SECOND CLAIM

Against Old Mutual Asset Management and Pilgrim Baxter as a Control Person of PBHG Funds For Violations of Section 15 of the Securities Act

57. Plaintiff repeats and realleges each and every allegation contained above, except that for purposes of this claim, plaintiff expressly exclude and disclaim any allegation that could be construed as alleging fraud or intentional reckless misconduct and otherwise incorporates the allegations contained above.

58. This Claim is brought pursuant to Section 15 of the Securities Act against Old Mutual Asset Management and Pilgrim Baxter, as control persons of PBHG Funds. It is appropriate to treat these defendants as a group for pleading purposes and to presume that the false, misleading, and incomplete information conveyed in the PBHG Mutual Funds' Prospectuses, public filings, press releases and other publications are the collective actions of Old Mutual Asset Management and Pilgrim Baxter.

59. PBHG Funds is liable under Section 11 of the Securities Act as set forth herein.

60. Each of Old Mutual Asset Management and Pilgrim Baxter was a "control person" of PBHG Funds within the meaning of Section 15 of the Securities Act, by virtue of its position of operational control and/or authority over PBHG Funds -- Old Mutual Asset Management and Pilgrim Baxter directly and indirectly, had the power and authority, and exercised the same, to cause PBHG Funds to engage in the wrongful conduct complained of herein. Old Mutual Asset Management and Pilgrim Baxter issued, caused to be issued, and participated in the issuance of materially false and misleading statements in the Prospectuses.

61. Pursuant to Section 15 of the Securities Act, by reason of the foregoing, Old Mutual Asset Management and Pilgrim Baxter are liable to plaintiff to the same extent as is PBHG Funds for its primary violations of Section 11 of the Securities Act.

62. By virtue of the foregoing, plaintiff and other Class members are entitled to damages against Old Mutual Asset Management and Pilgrim Baxter.

THIRD CLAIM

Violation Of Section 10(b) Of
The Exchange Act Against And Rule 10b-5
Promulgated Thereunder Against All Defendants

63. Plaintiff repeats and realleges each and every allegation contained above as if fully set forth herein except for Claims brought pursuant to the Securities Act.

64. During the Class Period, each of the defendants carried out a plan, scheme and course of conduct which was intended to and, throughout the Class Period, did deceive the investing public, including plaintiff and other Class members, as alleged herein and cause plaintiff and other members of the Class to purchase PBHG Mutual Funds shares or interests at distorted prices and to otherwise suffer damages. In furtherance of this unlawful scheme, plan and course of conduct, defendants, and each of them, took the actions set forth herein.

65. Defendants (i) employed devices, schemes, and artifices to defraud; (ii) made untrue statements of material fact and/or omitted to state material facts necessary to make the statements not misleading; and (iii) engaged in acts, practices, and a course of business which operated as a fraud and deceit upon the purchasers of the PBHG Mutual Funds' securities, including plaintiff and other members of the Class, in an effort to enrich themselves through undisclosed manipulative trading tactics by which they wrongfully appropriated PBHG Mutual Funds' assets and otherwise distorted the pricing of their securities in violation of Section 10(b) of the Exchange Act and Rule 10b-5. All defendants are sued as primary participants in the wrongful and illegal conduct and scheme charged herein.

66. Defendants, individually and in concert, directly and indirectly, by the use, means or instrumentalities of interstate commerce and/or of the mails, engaged and participated in a continuous course of conduct to conceal adverse material information about the PBHG Mutual Funds' operations, as specified herein.

67. These defendants employed devices, schemes and artifices to defraud and a course of conduct and scheme as alleged herein to unlawfully manipulate and profit from secretly timed trading and thereby engaged in transactions, practices and a course of business which operated as a fraud and deceit upon plaintiff and members of the Class.

68. The defendants had actual knowledge of the misrepresentations and omissions of material facts set forth herein, or acted with reckless disregard for the truth in that they failed to ascertain and to disclose such facts, even though such facts were available to them. Such defendants' material misrepresentations and/or omissions were done knowingly or recklessly and for the purpose and effect of concealing the truth.

69. As a result of the dissemination of the materially false and misleading information and failure to disclose material facts, as set forth above, the market price of PBHG Mutual Funds securities were distorted during the Class Period such that they did not reflect the risks and costs of the continuing course of conduct alleged herein. In ignorance of these facts that market prices of the shares were distorted, and relying directly or indirectly on the false and misleading statements made by the Fund Defendants, or upon the integrity of the market in which the securities trade, and/or on the absence of material adverse information that was known to or recklessly disregarded by defendants but not disclosed in public statements by defendants during the Class Period, plaintiff and the other members of the Class acquired the shares or interests in the PBHG Mutual Funds during the Class Period at distorted prices and were damaged thereby.

70. At the time of said misrepresentations and omissions, plaintiff and other members of the Class were ignorant of their falsity, and believed them to be true. Had plaintiff and other members of the Class and the marketplace known of the truth concerning the PBHG Mutual Funds' operations, which were not disclosed by defendants, plaintiff and other members of the Class would not have purchased or otherwise acquired their shares or, if they had acquired such

shares or other interests during the Class Period, they would not have done so at the distorted prices which they paid.

71. By virtue of the foregoing, defendants have violated Section 10(b) of the Exchange Act, and Rule 10b-5 promulgated thereunder.

72. As a direct and proximate result of defendants' wrongful conduct, plaintiff and the other members of the Class suffered damages in connection with their respective purchases and sales of the PBHG Mutual Funds shares during the Class Period.

FOURTH CLAIM

Against Old Mutual Asset Management (as a Control Person of Pilgrim Baxter, PBHG Funds, and the PBHG Mutual Funds); Pilgrim Baxter (as a Control Person of PBHG Funds and the PBHG Mutual Funds); and PBHG Funds (as a Control Person of the PBHG Mutual Funds) For Violations of Section 20(a) of the Exchange Act

73. Plaintiff repeats and realleges each and every allegation contained above as if fully set forth herein except for Claims brought pursuant to the Securities Act.

74. This Claim is brought pursuant to Section 20(a) of the Exchange Act against Old Mutual Asset Management, as a control person of Pilgrim Baxter, PBHG Funds, and the PBHG Mutual Funds; Pilgrim Baxter as a control person of PBHG Funds and the PBHG Mutual Funds; and the PBHG Funds as a control person of the PBHG Mutual Funds.

75. It is appropriate to treat these defendants as a group for pleading purposes and to presume that the materially false, misleading, and incomplete information conveyed in the PBHG Mutual Funds' public filings, press releases and other publications are the collective actions of Old Mutual Asset Management, Pilgrim Baxter, and PBHG Funds.

76. Each of Old Mutual Asset Management, Pilgrim Baxter, and PBHG Funds acted as controlling persons of the PBHG Mutual Funds within the meaning of Section 20(a) of the Exchange Act for the reasons alleged herein. By virtue of their operational and management control of the PBHG Mutual Funds' respective businesses and systematic involvement in the fraudulent scheme alleged herein, Old Mutual Asset Management, Pilgrim Baxter, and PBHG Funds each had the power to influence and control and did influence and control, directly or indirectly, the decision-making and actions of the PBHG Mutual Funds, including the content and dissemination of the various statements which plaintiff contends are false and misleading. Old Mutual Asset Management, Pilgrim Baxter, and PBHG Funds had the ability to prevent the

issuance of the statements alleged to be false and misleading or cause such statements to be corrected.

77. In particular, each of Old Mutual Asset Management, Pilgrim Baxter, and PBHG Funds had direct and supervisory involvement in the operations of the PBHG Mutual Funds and, therefore, is presumed to have had the power to control or influence the particular transactions giving rise to the securities violations as alleged herein, and exercised the same.

78. As set forth above, Old Mutual Asset Management, Pilgrim Baxter, and PBHG Funds each violated Section 10(b) and Rule 10b-5 by their acts and omissions as alleged in this Complaint. By virtue of their positions as controlling persons, Old Mutual Asset Management, Pilgrim Baxter, and PBHG Funds are liable pursuant to Section 20(a) of the Exchange Act. As a direct and proximate result of defendants' wrongful conduct, plaintiff and other members of the Class suffered damages in connection with their purchases of PBHG Mutual Funds' securities during the Class Period.

VIOLATIONS OF THE INVESTMENT ADVISERS ACT

FIFTH CLAIM

For Violations of Section 206 of The Investment Advisers Act of 1940 Against Pilgrim Baxter [15 U.S.C. §80b-6 and 15 U.S.C. §80b-15]

79. Plaintiff repeats and realleges each and every allegation contained above as if fully set forth herein.

80. This Count is based upon Section 215 of the Investment Advisers Act, 15 U.S.C. §80b-15.

81. Pilgrim Baxter served as an "investment adviser" to plaintiff and other members of the Class pursuant to the Investment Advisers Act.

82. As a fiduciary pursuant to the Investment Advisers Act, Janus Capital Management was required to serve plaintiff and other members of the Class in a manner in

accordance with the federal fiduciary standards set forth in Section 206 of the Investment Advisers Act, 15 U.S.C. §80b-6, governing the conduct of investment advisers.

83. During the Class Period, Pilgrim Baxter breached its fiduciary duties owed to plaintiff and the other members of the Class by engaging in a deceptive contrivance, scheme, practice and course of conduct pursuant to which it knowingly and/or recklessly engaged in acts, transactions, practices and courses of business which operated as a fraud upon plaintiff and other members of the Class. As detailed above, Pilgrim Baxter allowed defendants Appalachian Trails, Michael Christiani, Alan Lederfeind, and Wall Street Discount Corp.'s clients and John Doe Defendants to secretly engage in timed trading of the PBHG Mutual Funds shares. The purposes and effect of said scheme, practice and course of conduct was to enrich Pilgrim Baxter, among other defendants, at the expense of plaintiff and other members of the Class.

84. Pilgrim Baxter breached its fiduciary duties owed to plaintiff and other Class members by engaging in the aforesaid transactions, practices and courses of business knowingly or recklessly so as to constitute a deceit and fraud upon plaintiff and the Class members.

85. Pilgrim Baxter is liable as a direct participant in the wrongs complained of herein. Pilgrim Baxter, because of its position of authority and control over the Janus Fund, Inc. was able to and did: (1) control the content of the Prospectuses; and (2) control the operations of the PBHG Mutual Funds.

86. Pilgrim Baxter had a duty to (1) disseminate accurate and truthful information with respect to the PBHG Mutual Funds; and (2) truthfully and uniformly act in accordance with its stated policies and fiduciary responsibilities to plaintiff and members of the Class. Pilgrim Baxter participated in the wrongdoing complained of herein in order to prevent plaintiff and other members of the Class from knowing of Pilgrim Baxter's breaches of fiduciary duties including: (1) increasing its profitability at plaintiff's and other members of the Class' expense

by allowing defendants Appalachian Trails, Michael Christiani, Alan Lederfeind, and Wall Street Discount Corp.'s clients and the John Doe Defendants to secretly time their trading of the PBHG Mutual Funds shares; and (2) placing its interests ahead of the interests of plaintiff and other members of the Class.

87. As a result of Pilgrim Baxter's multiple breaches of its fiduciary duties owed plaintiff and other members of the Class, plaintiff and other Class members were damaged.

88. Plaintiff and other Class members are entitled to rescind their investment advisory contracts with Pilgrim Baxter and recover all fees paid in connection with their enrollment pursuant to such agreements.

PRAYER FOR RELIEF

WHEREFORE, plaintiff pray for relief and judgment, as follows:

(a) Determining that this action is a proper class action and appointing plaintiff as Lead Plaintiff and their counsel as Lead Counsel for the Class and certifying them as Class representatives under Rule 23 of the Federal Rules of Civil Procedure;

(b) Awarding compensatory damages in favor of plaintiff and the other Class members against all defendants, jointly and severally, for all damages sustained as a result of defendants' wrongdoing, in an amount to be proven at trial, including interest thereon;

(c) awarding plaintiff and the Class, to the extent they still hold shares of the PBHG Mutual Funds, rescissory damages in accordance with Section 12(a)(2) of the Securities Act or, if sold, compensatory damages;

(d) awarding plaintiff and the Class rescission of their contract with Pilgrim Baxter and recovery of all fees paid to Pilgrim Baxter pursuant to such agreement;

(e) Awarding plaintiff and the Class their reasonable costs and expenses incurred in this action, including counsel fees and expert fees; and

(f) Such other and further relief as the Court may deem just and proper.

JURY TRIAL DEMANDED

Plaintiff hereby demands a trial by jury.

Dated: December 12, 2003

LAW OFFICES
BERNARD M. GROSS P.C.

By: ______________________________
DEBORAH R. GROSS #44542

SUSAN R. GROSS #60547
1515 Locust St., Suite 200
Philadelphia, PA 19102
Telephone: (215) 561-3600
Facsimile: (215) 561-3000

RABIN, MURRAY & FRANK LLP
Eric J. Belfi
275 Madison Avenue
New York, NY 10119-0165
Telephone: (212) 682-1818
Facsimile: (212) 682-1892

GLANCY & BINKOW LLP
Michael Goldberg
1801 Avenue of the Starts, Suite 311
Los Angeles, CA 90067
Telephone: (310) 201-9150
Facsimile: (310) 201-9160

REINHARDT, WENDORF & BLANCHFIELD
Garrett Blanchfield
E-1250 First National Bank Building
St. Paul, MN 55101
Telephone: (651) 287-2100
Facsimile: (651) 287-2103

EMERSON POYNTER LLP
John Emerson
P.O. Box 164810
Little Rock, AR 72216-4810
Telephone: (501) 907-2555
Facsimile: (501) 907-2556

Attorneys for Plaintiff

UNITED STATES DISTRICT COURT
FOR THE SOUTHERN DISTRICT OF NEW YORK

PAUL G. ROBERT and RISA B. SCHNEPS, Individually and on Behalf of All Others Similarly Situated, Plaintiffs, v. PBHG FUNDS; OLD MUTUAL ASSET MANAGEMENT; PILGRIM BAXTER & ASSOCIATES, LTD.; HAROLD J. BAXTER; GARY L. PILGRIM; APPALACHIAN TRAILS, L.P.; MICHAEL CHRISTIANI; WALL STREET DISCOUNT CORPORATION; ALAN LEDERFEIND; EDWARD J. STERN; CANARY CAPITAL PARTNERS, LLC; CANARY INVESTMENT MANAGEMENT, LLC; CANARY CAPITAL PARTNERS, LTD.; and JOHN DOES 1-100, Defendants.	Civil Action No. 03 CV 10277 CLASS ACTION COMPLAINT JURY TRIAL DEMANDED

Plaintiffs allege the following based upon the investigation of plaintiffs' counsel, which included a review of United States Securities and Exchange Commission ("SEC") filings as well as other regulatory filings and reports and advisories about the PBHG Mutual Funds (as defined below),[1] press releases, complaints by state Attorneys General, and media reports about the PBHG Mutual Funds. Plaintiffs believe that substantial additional evidentiary support will exist for the allegations set forth herein after a reasonable opportunity for discovery.

---

[1] The "PBHG Mutual Funds" include: PBHG Growth Fund, PBHG Emerging Growth Fund; PBHG Large Cap Growth Fund, PBHG Select Growth Fund, PBHG Focused Fund, PBHG Large Cap Fund, PBHG Large Cap 20 Fund; PBHG Strategic Small Company Fund, PBHG Disciplined Equity Fund, PBHG Mid-cap Fund, PBHG Small Cap Fund; PBHG Clipper Focus Fund, PBHG Small Cap Value Fund, PBHG Reit Fund, PBHG Technology & Communications Fund, PBHG Ira Capital Preservation Fund, PBHG Intermediate Fixed Income Fund, and PBHG Cash Reserves Fund.

NATURE OF THE ACTION

1. This is a federal class action on behalf of a class consisting of all persons other than defendants who purchased or otherwise acquired, owned, or sold shares or other ownership units of one or more of the mutual funds in the PBHG family of funds (*i.e.*, the PBHG Mutual Funds as defined above) between November 24, 1998 and November 12, 2003, inclusive, and who were damaged thereby (the "Class"). Plaintiffs seek to pursue remedies under the Securities Act of 1933 (the "Securities Act"), the Securities Exchange Act of 1934 (the "Exchange Act"), the Investment Advisers Act of 1940 (the "Investment Advisers Act"), the Investment Company Act of 1940, and under the common law of the State of New York.

2. This action charges defendants with engaging in an unlawful and deceitful course of conduct designed to improperly financially advantage defendants to the detriment of plaintiffs and the other members of the Class. As part and parcel of defendants' unlawful conduct, the Fund Defendants, as defined below, in clear contravention of their fiduciary responsibilities, and disclosure obligations, failed to properly disclose that select favored customers were improperly allowed to "time" their mutual fund trades. Such timing, as more fully described herein, improperly allows an investor to trade in and out of a mutual fund to exploit short-term moves and inefficiencies in the manner in which the mutual funds price their shares.

3. On November 13, 2003, before the market opened, defendant Pilgrim Baxter & Associates, Ltd. ("Pilgrim Baxter") sent a letter to PBHG Mutual Funds shareholders revealing that defendants Gary L. Pilgrim ("Pilgrim") and Harold Baxter ("Baxter") were forced to resign their executive positions at Pilgrim Baxter due to an investigation by the Securities and Exchange Commission ("SEC") and the Office of the Attorney General of the State of New York (the

"Attorney General") into defendants Pilgrim and Baxter's participation in a market timing scheme involving PBHG Mutual Funds. Pilgrim Baxter stated that an internal investigation revealed that defendant Baxter knew about and permitted the rapid trading of PBHG Mutual Funds shares by a private investment limited partnership or hedge fund in which defendant Pilgrim was a significant investor. According to David J. Bullock ("Bullock"), Pilgrim Baxter's President and Chief Executive Officer, the market timing activity by Pilgrim and Baxter "was not ... consistent with the highest standards of professional and ethical behavior." On the same day, defendants filed with the SEC a prospectus supplement reiterating the discovery of defendants Pilgrim and Baxter's rampant market timing in PBHG Mutual Funds.

4. Subsequently, on November 14, 2003, the *Wall Street Journal* reported that Pilgrim invested in a hedge fund that, in 2000, asked Pilgrim for permission to market time PBHG Mutual Funds. With defendants Pilgrim and Baxter's approval, the hedge fund was permitted to engage in rapid trades in the PBHG family of funds, including the PBHG Growth Fund, which was managed by Pilgrim. The article also stated that New York Attorney General Elliot Spitzer is reviewing trades of PBHG Mutual Funds by Canary Capital Partners LLC, a hedge fund that has been named as a defendant in a complaint filed by the Attorney General, and numerous actions recently filed by investors, concerning its alleged participation in a wrongful and illegal scheme involving late trading and market timing in various mutual fund families, including Janus, One Group, Strong, Nations, and AllianceBernstein funds.

5. According to a *Bloomberg* article published on November 16, 2003, as a result of their forced resignations from Pilgrim Baxter, defendants Pilgrim and Baxter will collectively receive accelerated payments of approximately $69.3 million from Old Mutual plc, a South

African-based financial services company which acquired Pilgrim Baxter in 2000, as the final payment on the acquisition price and another $11 million for defendants' vested equity in Pilgrim Baxter.

6. On November 20, 2003, the SEC and the Attorney General announced civil charges against Pilgrim and Baxter in connection with their illegal market timing in PBHG Mutual Funds. According to the complaint filed by the Attorney General, beginning as early as 1998, Pilgrim and Baxter knowingly facilitated market timing in PBHG Mutual Funds by favored investors, including the Appalachian Trails hedge fund ("Appalachian Trails") which defendant Pilgrim and his wife co-founded and maintained substantial ownership interest therein, as well as the clients of Wall Street Discount Corporation, a broker-dealer run by defendant Alan Lederfeind, Baxter's close friend.

JURISDICTION AND VENUE

7. This Court has jurisdiction over the subject matter of this action pursuant to § 27 of the Exchange Act of 1934 (15 U.S.C. § 78aa); Section 22 of the Securities Act (15 U.S.C. § 77v); Section 80b-14 of the Investment Advisers Act (15 U.S.C. § 80b-14); and 28 U.S.C. §§ 1331, 1337 and 1367.

8. Many of the acts charged herein, including the preparation and dissemination of materially false and misleading information, occurred in substantial part in this District. Defendants conducted other substantial business within this District and many Class members reside within this District.

9. In connection with the acts alleged in this complaint, defendants, directly or indirectly, used the means and instrumentalities of interstate commerce, including, but not

limited to, the mails, interstate telephone communications and the facilities of the national securities markets.

PARTIES

10. Plaintiff Paul G. Robert, as set forth in his certification, which is attached hereto and incorporated by reference herein, purchased units of the PBHG Select Growth Fund during the Class Period and has been damaged thereby.

11. Plaintiff Risa B. Schneps, as set forth in her certification, which is attached hereto and incorporated by reference herein, purchased units of the PBHG Growth Fund during the Class Period and has been damaged thereby.

12. Each of the PBHG Mutual Funds, including the PBHG Growth Fund and PBHG Select Growth Fund, are mutual funds that are regulated by the Investment Company Act of 1940 that are managed by defendant Pilgrim Baxter and that buy, hold, and sell shares or other ownership units that are subject to the misconduct alleged in this complaint.

13. Old Mutual Asset Management ("Old Mutual") is a subsidiary of Old Mutual plc, a South African-based financial services firm and the ultimate parent of all Pilgrim Baxter Defendants, as defined herein. Through its member firms, which include Pilgrim Baxter, Old Mutual Asset Management provides asset management services and products in the United States. Old Mutual Asset Management is headquartered at 200 Clarendon Street, 53rd Floor, Boston, MA 02116.

14. Defendant Pilgrim Baxter is registered as an investment adviser under the Investment Advisers Act and managed and advised the PBHG Mutual Funds during the Class Period. Pilgrim Baxter has ultimate responsibility for overseeing the day-to-day management of

the PBHG Mutual Funds. Pilgrim Baxter is located at 1400 Liberty Ridge Drive, Wayne, Pennsylvania 19087.

15. Defendant PBHG Funds is the registrant and issuer of the shares of the PBHG Mutual Funds. PBHG Funds is located at 1400 Liberty Ridge Drive, Wayne, Pennsylvania 19087.

16. Defendant Gary L. Pilgrim was, until July 2003, President of Pilgrim Baxter, and at all relevant times, a co-founder and a Director of Pilgrim Baxter. Additionally, defendant Pilgrim was a co-founder of defendant Appalachian Trails. At all relevant times, defendant Pilgrim was an active and knowing participant in the unlawful scheme alleged herein.

17. Defendant Harold J. Baxter was the co-founder and, at all relevant times, was Chief Executive Officer and Chairman of the Board of Pilgrim Baxter, and was an active and knowing participant in the unlawful scheme alleged herein.

18. Defendants Old Mutual Asset Management, Pilgrim Baxter, PBHG Funds, Gary L. Pilgrim, and Harold J. Baxter, are referred to collectively herein as the "Fund Defendants."

19. Defendant Appalachian Trails is a Delaware limited partnership founded in 1995 by defendants Pilgrim and Christiani. Appalachian Trails maintains its principal place of business in Avon, Connecticut.

20. Defendant Michael Christiani ("Christiani") is a co-founder, general partner, and manager of Appalachian Trails. At all relevant times, defendant Christiani was an active participant in the unlawful scheme alleged herein.

21. Defendant Wall Street Discount Corporation ("Wall Street Discount Corp.") is a discount broker-dealer and maintains its headquarters at 100 Wall Street, New York, New York

10005.

22. Defendant Alan Lederfeind ("Lederfeind ") was the founder and President of Wall Street Discount Corp. and was an active participant in the scheme alleged herein.

23. Defendant Canary Capital Partners, LLC, is a New Jersey limited liability company with offices at 400 Plaza Drive, Secaucus, New Jersey. Canary Capital Partners, LLC, was an active participant in the unlawful scheme alleged herein.

24. Defendant Canary Investment Management, LLC, is a New Jersey limited liability company, with offices at 400 Plaza Drive, Secaucus, New Jersey. Canary Investment Management, LLC, was an active participant in the unlawful scheme alleged herein.

25. Defendant Canary Capital Partners, Ltd., is a Bermuda limited liability company. Canary Capital Partners, Ltd., was an active participant in the unlawful scheme alleged herein.

26. Defendant Edward J. Stern ("Stern") is a resident of New York, New York. Stern was the managing principal of Canary Capital Partners, LLC, and Canary Investment Management, LLC, and Capital Partners Ltd. and was an active participant in the unlawful scheme alleged herein.

27. Defendants Canary Capital Partners, LLC; Canary Capital Partners, Ltd.; Canary Investment Management, LLC; and Stern are collectively referred to herein as the "Canary Defendants."

28. The true names and capacities of defendants sued herein as John Does 1 through 100 are other active participants with the Fund Defendants in the widespread unlawful conduct alleged herein whose identities have yet to be ascertained. Such defendants were secretly permitted to engage in improper timing at the expense of ordinary PBHG Mutual Funds

investors, such as plaintiffs and the other members of the Class, in exchange for which these John Doe defendants provided remuneration to the Fund Defendants. Plaintiffs will seek to amend this complaint to state the true names and capacities of said defendants when they have been ascertained.

PLAINTIFFS' CLASS ACTION ALLEGATIONS

29. Plaintiffs bring this action as a class action pursuant to Federal Rule of Civil Procedure 23(a) and (b)(3) on behalf of a Class, consisting of all persons or entities who purchased or otherwise acquired, owned, or sold shares or like interests in any of the PBHG Mutual Funds between November 24, 1998 and November 12, 2003, inclusive, and who were damaged thereby. Plaintiffs and each of the Class members purchased or otherwise acquired or sold shares or other ownership units in PBHG Mutual Funds pursuant to a registration statement and prospectus. The registration statements and prospectuses pursuant to which plaintiffs and the other Class members purchased their shares or other ownership units in the PBHG Mutual Funds are referred to collectively herein as the "Prospectuses." Excluded from the Class are defendants, members of their immediate families and their legal representatives, heirs, successors or assigns and any entity in which defendants have or had a controlling interest.

30. The members of the Class are so numerous that joinder of all members is impracticable. While the exact number of Class members is unknown to plaintiffs at this time and can only be ascertained through appropriate discovery, plaintiffs believe that there are hundreds or thousands of members in the proposed Class. Record owners and other members of the Class may be identified from records maintained by the PBHG Mutual Funds and may be notified of the pendency of this action by mail, using the form of notice similar to that

this action as a class action.

SUBSTANTIVE ALLEGATIONS

Introduction: The Double Standard for Privileged Investors

35. Mutual funds, including the PBHG Mutual Funds, are meant to be long-term investments and are therefore the favored savings vehicles for many Americans' retirement and college funds.

36. However, unbeknownst to investors, from at least as early as November 24, 1998 and until November 12, 2003, inclusive, defendants engaged in fraudulent and wrongful schemes that enabled certain favored investors, including Pilgrim, Appalachian Trails, Christiani, Alan Lederfeind, clients of Wall Street Discount Corp., including the Canary Defendants, and other Doe defendants to reap many millions of dollars in profit, at the expense of plaintiffs and other members of the Class, through secret and illegal timed trading. In exchange for the right to engage in timing, which hurt plaintiffs and other Class members, by artificially and materially affecting the value of the PBHG Mutual Funds, defendant Wall Street Discount Corp. facilitated an agreement between certain of its clients and the PBHG defendants to park substantial assets in the PBHG Mutual Funds, thereby increasing the assets under PBHG Mutual Funds' management and the fees paid to PBHG Mutual Funds' managers, including defendant Pilgrim. The John Doe Defendants also participated in this arrangement to park substantial assets in the PBHG Mutual Funds in exchange for market timing capabilities. The assets parked in the PBHG Funds in exchange for the right to engage in timing have been referred to as "sticky assets." Specifically, Pilgrim Baxter, as manager of the PBHG Mutual Funds, and each of the relevant fund advisers, including Pilgrim, profited from fees Pilgrim Baxter charged to the PBHG Mutual Funds that

were measured as a percentage of the fees under management. In exchange for the right to engage in timed trading, which hurt plaintiffs and the other Class members by artificially and materially affecting the value of the PBHG Mutual Funds, the John Doe Defendants agreed to park substantial assets in PBHG Mutual Funds.

Secret Timed Trading at the Expense of Plaintiffs and Other Members of the Class

37. "Timing" is an arbitrage strategy involving short-term trading that can be used to profit from mutual funds' use of "stale" prices to calculate the value of securities held in the funds' portfolio. These prices are "stale" because they do not necessarily reflect the "fair value" of such securities as of the time the NAV is calculated. A typical example is a U.S. mutual fund that holds Japanese securities. Because of the time zone difference, the Japanese market may close at 2 *a.m.* New York time. If the U.S. mutual fund manager uses the closing prices of the Japanese securities in his or her fund to arrive at an NAV at 4 *p.m.* in New York, he or she is relying on market information that is fourteen hours old. If there has been positive market moves during the New York trading day that will cause the Japanese market to rise when it later opens, the stale Japanese prices will not reflect them, and the fund's NAV will be artificially low. Put another way, the NAV would not reflect the true current market value of the stocks the fund holds. This and similar strategies are known as "time zone arbitrage."

38. A similar type of timing is possible in mutual funds that contain illiquid securities such as high-yield bonds or small capitalization stocks. Here, the fact that some of the PBHG Mutual Funds' underlying securities may not have traded for hours before the New York closing time can render the fund's NAV stale and thus open it to being timed. This is sometimes known as "liquidity arbitrage."

39. Effective timing captures an arbitrage profit that comes dollar-for-dollar out of the pockets of the long-term investors: the timer steps in at the last moment and takes part of the buy-and-hold investors' upside when the market goes up, so the next day's NAV is reduced for those who are still in the fund. If the timer sells short on bad days the arbitrage has the effect of making the next day's NAV lower than it would otherwise have been, thus magnifying the losses that investors are experiencing in a declining market.

40. Besides the wealth transfer of arbitrage (called "dilution"), timers also harm their target funds in a number of other ways. They impose their transaction costs on the long-term investors. Trades necessitated by timer redemptions can also result in the realization of taxable capital gains at an undesirable time, or may result in managers having to sell stock into a falling market.

41. It is widely acknowledged that timing inures to the detriment of long-term mutual fund shareholders and, because of this detrimental effect, the Prospectuses stated that timing is monitored and that the Fund Defendants work to prevent it. These statements were materially false and misleading.

Defendants' Fraudulent Scheme

42. On September 4, 2003 the *Wall Street Journal* reported that the New York Attorney General Elliot Spitzer filed a complaint in New York Supreme Court alleging that certain mutual fund companies secretly allowed, and in some instances facilitated, a New Jersey-based hedge fund to engage in prohibited and/or fraudulent trading in mutual fund shares (the "Spitzer Complaint I"). In return for receiving this favored treatment, which damaged the long-term mutual fund investors, the hedge fund parked funds in financial instruments controlled by

the fund companies or their affiliates to increase fund management fees, and entered into other arrangements which benefitted the fund companies and/or their affiliates. The article reported as follows regarding the matter:

> Edward Stern . . . finds himself at the center of a sweeping investigation into the mutual-fund industry after paying $40 million to settle charges of illegal trading made by the New York State Attorney General's Office. According to the settlement, Mr. Stern's hedge fund, called Canary Capital Partners LLC, allegedly obtained special trading opportunities with leading mutual-fund families -- including Bank of America Corp.'s Federated Funds, Bank One Corp., Janus Capital Group Inc. and Strong Financial Corp. -- by promising to make substantial investments in various funds managed by these institutions.

The article indicated that the fraudulent practices enumerated in the Spitzer Complaint I were just the tip of the iceberg, stating as follows:

> ***In a statement, Mr. Spitzer said "the full extent of this complicated fraud is not yet known," but he asserted that "the mutual-fund industry operates on a double standard" in which certain traders "have been given the opportunity to manipulate the system. They make illegal after-hours trades and improperly exploit market swings in ways that harm ordinary long-term investors."*** [Emphasis added.]

43. The Spitzer Complaint I received substantial press coverage and sparked additional investigations by state agencies, the SEC and U.S. Attorney for the Southern District of New York, and led to calls for more regulation and tougher enforcement of the mutual and hedge fund industries. On September 5, 2003, the *Wall Street Journal* reported that the New York Attorney General's Office had subpoenaed "a large number of hedge funds" and mutual funds as part of its investigation, "underscoring concern among investors that the improper trading of mutual-fund shares could be widespread" and that the SEC, joining the investigation, plans to send letters to mutual funds holding about 75% of assets under management in the U.S.

to inquire about their practices with respect to market-timing and fund-trading practices.

44. On November 13, 2003, defendants filed with the SEC a prospectus supplement revealing the market timing activity in PBHG Mutual Funds:

> ***In connection with an examination of active trading of mutual fund shares by the United States Securities and Exchange Commission ("SEC") and the New York Attorney General ("NYAG"), Pilgrim Baxter received inquiries and subpoenas for documents from those agencies. Pilgrim Baxter retained independent counsel to assist in responding to these inquiries and to conduct a thorough and independent examination of mutual fund shareholder trading practices in the PBHG Fund Family. This internal examination revealed that Mr. Pilgrim had a significant but passive investment in a private investment limited partnership, unaffiliated with Pilgrim Baxter, that actively purchased and redeemed shares of certain PBHG Funds and other mutual funds. This partnership's investment activity in the PBHG Funds was limited to the period from March 2000 to December 2001. Mr. Baxter had knowledge of Mr. Pilgrim's investment and that the limited partnership was actively trading in PBHG Fund shares.*** The internal investigation is ongoing and counsel will report the results of such examination to the PBHG Board of Trustees. In addition, Pilgrim Baxter and the PBHG Fund Family are continuing to cooperate fully with the SEC and the NYAG with respect to their examination of these matters.
>
> ***Pilgrim Baxter determined that certain corrective measures were appropriate relating to the PBHG Fund Family's shareholder trading policies and practices. As a result, Pilgrim Baxter has informed the PBHG Fund Family that: (1) Mr. Pilgrim will contribute to the PBHG Funds all personal profits he received from his investment in the limited partnership for the period March, 2000 to December, 2001; (2) Pilgrim Baxter will reimburse to PBHG Funds management fees earned which were attributable to that limited partnership's investment in PBHG Funds; (3) Pilgrim Baxter will retain an independent accounting firm to conduct a separate review of the adequacy of internal controls and procedures affecting processes and functions critical to the investment management and administration of PBHG Fund Family; and (4) Pilgrim Baxter's current practices of attempting to prevent market timing activity in the PBHG Fund Family will be formally adopted as policies and disclosed in the PBHG Fund Family prospectuses.***

[Emphasis added.]

45. In a letter to PBHG Mutual Fund shareholders issued on that same day, Bullock, President and Chief Executive Officer of Pilgrim Baxter, stated that the internal review of Pilgrim Baxter's past practices "brought into focus conduct that was not, in our view, consistent with the highest standards of professional and ethical behavior."

46. On November 20, 2003, the SEC and the New York Attorney General charged defendants Pilgrim and Baxter, and Pilgrim Baxter, with fraud in connection with the widespread market timing scheme in PBHG Mutual Funds. In a complaint filed in the Supreme Court of New York in New York County (the "Spitzer Complaint II"), the Attorney General alleges that beginning as early as 1998, defendants knowingly permitted market timing in the PBHG Mutual Funds by certain favored investors, including Appalachian Trails and clients of Wall Street Discount Corp. Specifically, the complaint alleges in relevant part as follows:

> from 1998 to present, the PBHG prospectus indicated that PBHG would not permit excessive "in and out" trading. The prospectus limits shareholder exchanges between the PBHG money market fund and the PBHG stock funds to four (4) per year.
>
> * * *
>
> In spite of the four exchange rule that applied to other investors, ***Appalachian made nearly 100 exchanges into and out of the PBHG Growth Fund in 2000 and 2001. Pilgrim's reward was a substantial share of Appalachian's multi-million dollar profits from trading in the PBHG Growth Fund. During the same period of time, a buy-and-hold shareholder invested in the PBHG Growth Fund would have lost over 60% of his investment.***
>
> * * *
>
> In at least one instance, PBHG received "sticky assets" from a Wall Street Discount client.

* * *

> ***Appalachian and WSDC [Wall Street Discount Corp.] clients were not the only timers in the PBHG funds. Numerous other substantial market timers had invaded the funds as early as 1998. By 2000, Defendants estimated timing assets in PBHG funds (i.e., the dollar volume of PBHG mutual funds that was subject to short-term trading) to be in excess of $500 million. In 2001, Defendants estimated timing assets in PBHG funds to be at least $573 million, a substantial portion of which were attributable to Appalachian and clients of Wall Street Discount Corporation.*** [Emphasis added.]

47. In a "Timer Activity Summary" prepared by the Fund Defendants and quoted in the Spitzer Complaint II, defendants identified the market timing activity had reached the following levels by April 20, 2001:

a. in excess of $385 million in the PBHG Growth Fund comprising nearly 11% of the assets of the fund;

b. in excess of $91 million in the PBHG Technology & Communications Fund comprising nearly 7.5% of the fund's assets; and

c. $53 million in the PBHG Emerging Growth Fund comprising nearly 8% of the fund's assets.

48. The Spitzer Complaint II describes the involvement of defendant Appalachian in the illegal trading as such that "[t]he express purpose of Appalachian's formation was to engage in market timing of mutual funds," and that defendants Pilgrim and Baxter granted Appalachian a special dispensation from the market timing rules to "feverishly trade in and out" of PBHG Mutual Funds, including the PBHG Growth Fund and PBHG Technology & Communications Fund. According to the Spitzer Complaint II, a shareholder who held the PBHG Technology & Communications Fund during the same time frame that Appalachian was permitted to engage in market timing of the fund "would have lost over 19% of his investment."

49. An internal Pilgrim Baxter memorandum dated June 22, 1998, quoted in the Spitzer Complaint II, further emphasizes the Fund Defendants' double standard for certain privileged investors, including clients of defendant Wall Street Discount Corp. – which was run by defendant Alan Lederfeind, a personal friend of defendant Gary Pilgrim – to engage in market timing in PBHG Mutual Funds in clear contravention of the market timing policy adopted by the Fund Defendants in mid-1998, which limited shareholders to four exchanges per year from any PBHG funds to the PBHG Cash Reserves Fund. The memorandum stated in relevant part, as follows:

> Pursuant to our recent discussions and increased complaints from the portfolio managers, we have developed and are prepared to implement PBHG's Timer Policy. Shareholders that are found to be exchanging funds or buying and selling shares (in the same dollar amount) more than four times in a twelve month period will have their exchange and/or telephone purchase privileges revoked. ... ***Currently we have identified about 100 timers with approximately $55,000,000 in assets across all funds. Approximately $35,000,000 of theses [sic] assets are attributable to accounts managed by Alan Lederfeind. We have exempted Mr. Lederfeind's accounts from the policy with the understanding that he can only trade in the Growth, Emerging Growth and Technology & Communications Funds ....*** [Emphasis added.]

The Spitzer Complaint II also alleges that the Fund Defendants "arranged to provide to WSDC the portfolio holdings of certain PBHG funds to facilitate timing activities." An internal Pilgrim Baxter email dated August 16, 2001, confirms the continuing exception the Fund Defendants created for clients of Wall Street Discount Corp.: "The only exception to this request is Wall Street Discount, they may continue to trade freely ...."

<u>**The Prospectuses Were Materially False and Misleading**</u>

50. Prior to investing in any of the PBHG Mutual Funds, including the PBHG Growth

Fund and PBHG Select Growth Fund, plaintiffs and each member of the Class were entitled to and did receive one of the Prospectuses, each of which contained substantially the same materially false and misleading statements and omissions regarding the PBHG Mutual Funds' policies on timed trading.

51. The Prospectuses falsely stated that Pilgrim Baxter actively safeguards shareholders from the harmful effects of timing. Specifically, in language that typically appeared in the Prospectuses, the August 11, 2003 PBHG Select Growth Fund Prospectus states the following with respect to market timing of PBHG Mutual Funds:

> Exchange Between Funds
>
> You may exchange some or all PBHG Class Shares of a Fund for PBHG Class Shares of any other PBHG Fund that has PBHG Class Shares. ***PBHG Class Shares of a Fund may not be exchanged for shares of any other Class of a Fund .... Except for the 2% redemption/exchange fee discussed above for the IRA Capital Preservation Fund,*** there is currently no fee for exchanges; however, a Fund may change or terminate this privilege on 60 days' notice. ***Please note that exchanges into the PBHG Cash Reserves Fund from another PBHG Fund may be made only four (4) times a year.*** [Emphasis added.]
>
> * * *
>
> Redemption/Exchange Fee for IRA Capital Preservation Fund
>
> The IRA Capital Preservation Fund will deduct 2.00% redemption/exchange fee from the redemption or exchange proceeds of any shareholder redeeming or exchanging shares of the Fund held for less than twelve months ....
>
> ... The Fund charges the redemption/exchange fee to help minimize the impact the redemption or exchange may have on the performance of the Fund, to facilitate Fund management and to offset certain transaction costs and other expenses the Fund incurs because of the redemption or exchange. ***The Fund also charges the***

redemption/exchange fee to discourage market timing activity by those shareholders initiating redemptions or exchanges to take advantage of short-term market movements. [Emphasis added.]

52. The Prospectuses failed to disclose and misrepresented the following material and adverse facts:

a. that defendants failed to enforce their policies and practices against market timing and that they knowingly permitted such activity to the detriment of PBHG Mutual Fund shareholders;

b. that defendants had entered into an agreement with defendants Appalachian Trails, Michael Christiani, Alan Lederfeind, and Wall Street Discount Corp.'s clients and John Doe Defendants to time their trading of the PBHG Mutual Funds shares;

c. that, pursuant to that agreement, Pilgrim, Appalachian Trails, Michael Christiani, Wall Street Discount Corporation, Alan Lederfeind, Canary Defendants and John Doe Defendants 1-100 (collectively, the "Market Timer Defendants") regularly timed their trading in the PBHG Mutual Funds shares;

d. that, contrary to the express representations in the Prospectuses, the PBHG Mutual Funds enforced their policy against frequent traders selectively, *i.e.,* they did not enforce it against defendants Appalachian Trails, Michael Christiani, Alan Lederfeind, and Wall Street Discount Corp.'s clients and the John Doe Defendants, and waived the redemption fees, at PBHG Mutual Funds' investors' expense, that defendants Appalachian Trails, Michael Christiani, Alan Lederfeind, and Wall Street Discount Corp.'s clients and the John Doe Defendants should have been required to pay, pursuant to PBHG Mutual Funds' stated policies and current company practices;

e. that the Fund Defendants regularly allowed defendants Appalachian Trails, Michael Christiani, Alan Lederfeind, and Wall Street Discount Corp.'s clients and the John Doe Defendants to engage in trades that were disruptive to the efficient management of the PBHG Mutual Funds and/or increased the PBHG Mutual Funds' costs and thereby reduced the PBHG Mutual Funds' actual performance; and

f. that the Prospectuses falsely represented the amount of compensation paid by the PBHG Mutual Funds to Pilgrim Baxter because of the PBHG Mutual Funds' secret agreement with defendants Appalachian Trails, Michael Christiani, Alan Lederfeind, Wall Street Discount Corp.'s clients and the John Doe Defendants, that provided additional undisclosed compensation to Pilgrim Baxter by the PBHG Mutual Funds and their respective shareholders.

Defendants' Scheme and Fraudulent Course of Business

53. Each defendant is liable for (i) making false statements, or for failing to disclose adverse facts while selling shares of the PBHG Mutual Funds, and/or (ii) participating in a scheme to defraud and/or a course of business that operated as a fraud or deceit on purchasers of the PBHG Mutual Funds shares during the Class Period (the "Wrongful Conduct"). This Wrongful Conduct enabled defendants to profit at the expense of plaintiffs and other Class members.

54. As alleged herein, defendants acted with scienter in that defendants knew that the public documents and statements issued or disseminated in the name of the PBHG Mutual Funds were materially false and misleading; knew that such statements or documents would be issued or disseminated to the investing public; and knowingly and substantially participated or acquiesced in the issuance or dissemination of such statements or documents as primary violations of the federal

securities laws. As set forth elsewhere herein in detail, defendants, by virtue of their receipt of information reflecting the true facts regarding PBHG Mutual Funds, their control over, and/or receipt and/or modification of PBHG Mutual Funds' allegedly materially misleading misstatements and/or their associations with the PBHG Mutual Funds which made them privy to confidential proprietary information concerning the PBHG Mutual Funds, participated in the fraudulent scheme alleged herein.

55. Additionally, the Fund Defendants were highly motivated to allow and facilitate the wrongful conduct alleged herein and participated in and/or had actual knowledge of the fraudulent conduct alleged herein. In exchange for allowing the unlawful practices alleged herein, the Fund Defendants, among other things, received increased management fees as a result of the scheme alleged herein. Moreover, mutual fund managers can easily spot market timing in their mutual funds simply by observing the trading activity within accounts; if the account, or persons controlling more than one account, engage in frequent trades, the manager will know that they are engaging in market timing. The Spitzer Complaint I emphasizes the ease with which the practice can be spotted by fund managers or their employees, as follows:

> Mutual fund managers are aware of the damaging effect that timers have on their funds. And while the effects on individual shareholders may be small once they are spread out over all the investors in a fund, their aggregate impact is not: for example, one recent study estimates that <u>U.S. mutual funds lose $4 billion each year to timers</u>. Eric Zitzewitz, <u>Who Cares About Shareholders? Arbitrage-Proofing Mutual Funds</u> (October 2002) 35, at http://facultygsb.stanford.edu/zitzewitz/Research/arbitrage1002.pdf. While it is virtually impossible for fund managers to identify every timing trade, large movements in and out of funds -- like those made by Canary -- are easy for managers to spot. And mutual fund managers have tools to fight back against timers. [Emphasis in original.]

56. Defendants Appalachian Trails, Michael Christiani, Alan Lederfeind, and Wall Street Discount Corp.'s clients and the John Doe Defendants were motivated to participate in the wrongful scheme by the enormous profits they derived thereby. They systematically pursued the scheme with full knowledge of its consequences to other investors.

VIOLATIONS OF THE SECURITIES ACT

FIRST CLAIM

Against PBHG Funds for Violations of Section 11 of the Securities Act

57. Plaintiffs repeat and reallege each and every allegation contained above as if fully set forth herein, except that, for purposes of this claim, plaintiffs expressly exclude and disclaim any allegation that could be construed as alleging fraud or intentional or reckless misconduct and otherwise incorporates the allegations contained above.

58. This claim is brought pursuant to Section 11 of the Securities Act, 15 U.S.C. § 77k, on behalf of the Class members who acquired PBHG Mutual Funds during the class period against the PBHG Funds.

59. PBHG Funds is the registrant for one or more of the fund shares sold to plaintiffs and the other members of the Class and is statutorily liable under Section 11. PBHG Funds issued, caused to be issued and participated in the issuance of the materially false and misleading written statements and/or omissions of material facts that were contained in the Prospectuses.

60. Prior to purchasing units of the PBHG Select Growth Fund plaintiffs were provided the Prospectus and, similarly, prior to purchasing units of each of the other PBHG Mutual Funds, all Class members likewise received the appropriate prospectus. Plaintiffs and other Class members

purchased shares of the PBHG Mutual Funds traceable to the false and misleading Prospectuses.

61. As set forth herein, the statements contained in the Prospectuses were materially false and misleading for a number of reasons, including that they stated that it was the practice of the PBHG Mutual Funds to monitor and take steps to prevent timed trading because of its adverse effect on fund investors, when, in fact, select investors, including defendants Appalachian Trails, Michael Christiani, Alan Lederfeind, and Wall Street Discount Corp.'s clients and the John Does named as defendants herein were allowed to engage in timed trading and trade at the previous day's price. The Prospectuses failed to disclose and misrepresented, *inter alia,* the following material and adverse facts:

a. that defendants had agreed to allow defendants Appalachian Trails, Michael Christiani, Alan Lederfeind, and Wall Street Discount Corp.'s clients and the John Doe Defendants to time its trading of the PBHG Mutual Funds shares;

b. that, pursuant to that agreement, defendants Appalachian Trails, Michael Christiani, Alan Lederfeind, and Wall Street Discount Corp.'s clients and the John Doe Defendants regularly timed the PBHG Mutual Funds shares;

c. that, contrary to the express representations in the Prospectuses and defendant Pilgrim Baxter's current policies and practices, the PBHG Mutual Funds enforced their policy against frequent traders selectively, *i.e.,* they did not enforce it against the defendants Appalachian Trails, Michael Christiani, Alan Lederfeind, and Wall Street Discount Corp.'s clients and the John Doe Defendants;

d. that the Fund Defendants regularly allowed select favored investors, including defendants Appalachian Trails, Michael Christiani, Alan Lederfeind, and Wall Street

Discount Corp.'s clients and John Doe Defendants, to engage in trades that were disruptive to the efficient management of the PBHG Mutual Funds and/or increased the PBHG Mutual Funds' costs and thereby reduced the PBHG Mutual Funds' actual performance; and

e. the Prospectuses failed to disclose that, pursuant to the unlawful agreements, the Fund Defendants benefitted financially at the expense of the PBHG Mutual Funds investors.

62. Plaintiffs and the Class have sustained damages. The value of the PBHG Mutual Funds' shares decreased substantially subsequent to and due to defendants' violations.

63. By reason of these false and misleading statements, plaintiffs and the other Class members who purchased or otherwise acquired PBHG Mutual Funds during the Class Period are entitled to damages as defined by Section 11(e) of the Securities Act of 1933.

64. At the time they purchased the PBHG Mutual Funds shares traceable to the defective Prospectuses, plaintiffs and Class members were without knowledge of the facts concerning the false and misleading statements or omission alleged herein and could not reasonably have possessed such knowledge. This claim was brought within the applicable statute of limitations.

SECOND CLAIM

Against PBHG Funds for Violations of Section 12 of the Securities Act

65. Plaintiffs repeat and reallege each and every allegation contained above, except that for purposes of this claim, plaintiffs expressly exclude and disclaim any allegation that could be construed as alleging fraud or intentional or reckless misconduct and otherwise incorporates the

allegations contained above.

66. This claim is brought pursuant to Section 12(a)(2) of the Securities Act, 15 U.S.C. § 77l(a)(2), on behalf of the Class members who acquired PBHG Mutual Funds during the class period against the PBHG Funds.

67. PBHG Funds offered and/or sold shares of the PBHG Mutual Funds to plaintiffs and the other members of the Class and is statutorily liable under Section 12(a)(2). PBHG Funds issued, caused to be issued and participated in the issuance of the materially false and misleading written statements and/or omissions of material facts that were contained in the Prospectuses, and knew, or in the exercise of reasonable, would have known, of the materially false and misleading written statements and/or omissions of material facts..

68. Prior to purchasing units of the PBHG Select Growth Fund plaintiffs were provided the Prospectus and, similarly, prior to purchasing units of each of the other PBHG Mutual Funds, all Class members likewise received the appropriate prospectus. Plaintiffs and other Class members purchased shares of the PBHG Mutual Funds pursuant to the false and misleading Prospectuses.

69. As set forth herein, the statements contained in the Prospectuses were materially false and misleading for a number of reasons, including that they stated that it was the practice of the PBHG Mutual Funds to monitor and take steps to prevent timed trading because of its adverse effect on fund investors, when, in fact, select investors, including defendants Appalachian Trails, Michael Christiani, Alan Lederfeind, and Wall Street Discount Corp.'s clients and the John Does named as defendants herein were allowed to engage in timed trading and trade at the previous day's price. The Prospectuses failed to disclose and misrepresented, *inter alia,* the following material and adverse facts:

a. that defendants had agreed to allow defendants Appalachian Trails, Michael Christiani, Alan Lederfeind, and Wall Street Discount Corp.'s clients and the John Doe Defendants to time its trading of the PBHG Mutual Funds shares;

b. that, pursuant to that agreement, defendants Appalachian Trails, Michael Christiani, Alan Lederfeind, and Wall Street Discount Corp.'s clients and the John Doe Defendants regularly timed the PBHG Mutual Funds shares;

c. that, contrary to the express representations in the Prospectuses and defendant Pilgrim Baxter's current policies and practices, the PBHG Mutual Funds enforced their policy against frequent traders selectively, *i.e.*, they did not enforce it against the defendants Appalachian Trails, Michael Christiani, Alan Lederfeind, and Wall Street Discount Corp.'s clients and the John Doe Defendants;

d. that the Fund Defendants regularly allowed select favored investors, including defendants Appalachian Trails, Michael Christiani, Alan Lederfeind, and Wall Street Discount Corp.'s clients and John Doe Defendants, to engage in trades that were disruptive to the efficient management of the PBHG Mutual Funds and/or increased the PBHG Mutual Funds' costs and thereby reduced the PBHG Mutual Funds' actual performance; and

e. the Prospectuses failed to disclose that, pursuant to the unlawful agreements, the Fund Defendants benefitted financially at the expense of the PBHG Mutual Funds investors.

70. Plaintiffs and the Class have sustained damages. The value of the PBHG Mutual Funds' shares decreased substantially subsequent to and due to defendants' violations.

71. By reason of these false and misleading statements, plaintiffs and the other Class members who purchased or otherwise acquired PBHG Mutual Funds during the Class Period are entitled to damages and/or rescission as defined by Section 12(a)(2) and 12(b) of the Securities Act of 1933.

72. At the time they purchased the PBHG Mutual Funds shares pursuant to the defective Prospectuses, plaintiffs and Class members were without knowledge of the facts concerning the false and misleading statements or omission alleged herein and could not reasonably have possessed such knowledge. This claim was brought within the applicable statute of limitations.

THIRD CLAIM

Against Old Mutual Asset Management, Pilgrim Baxter, Pilgrim, and Baxter as Control Persons of PBHG Funds for Violations of Section 15 of the Securities Act

73. Plaintiffs repeat and reallege each and every allegation contained above, except that for purposes of this claim, plaintiffs expressly exclude and disclaim any allegation that could be construed as alleging fraud or intentional or reckless misconduct and otherwise incorporates the allegations contained above.

74. This Claim is brought pursuant to Section 15 of the Securities Act against Old Mutual Asset Management, Pilgrim Baxter, Pilgrim and Baxter as control persons of PBHG Funds.

75. PBHG Funds is liable under Section 11 of the Securities Act as set forth herein.

76. Each of Old Mutual Asset Management, Pilgrim Baxter, Pilgrim and Baxter was a "control person" of PBHG Funds within the meaning of Section 15 of the Securities Act, by virtue of their position of operational control and/or authority over PBHG Funds -- Old Mutual Asset Management, Pilgrim Baxter, Pilgrim and Baxter, directly and indirectly, had the power and

authority, and exercised the same, to cause PBHG Funds to engage in the wrongful conduct complained of herein. Old Mutual Asset Management, Pilgrim Baxter, Pilgrim and Baxter issued, caused to be issued, and participated in the issuance of materially false and misleading statements in the Prospectuses.

77. Pursuant to Section 15 of the Securities Act, by reason of the foregoing, Old Mutual Asset Management, Pilgrim Baxter, Pilgrim and Baxter are liable to plaintiffs to the same extent as is PBHG Funds for its primary violations of Section 11 of the Securities Act.

78. By virtue of the foregoing, plaintiffs and other Class members are entitled to damages against Old Mutual Asset Management, Pilgrim Baxter, Pilgrim and Baxter.

VIOLATIONS OF THE EXCHANGE ACT

APPLICABILITY OF PRESUMPTION OF RELIANCE: FRAUD-ON-THE-MARKET DOCTRINE

79. At all relevant times, the market for PBHG Mutual Funds were an efficient market for the following reasons, among others:

a. The PBHG Mutual Funds met the requirements for listing, and were listed and actively bought and sold through a highly efficient and automated market;

b. As regulated entities, periodic public reports concerning the PBHG Mutual Funds were regularly filed with the SEC;

c. Persons associated with the PBHG Mutual Funds regularly communicated with public investors *via* established market communication mechanisms, including through regular disseminations of press releases on the national circuits of major newswire services and through other wide-ranging public disclosures, such as communications with the financial press and other similar reporting services; and

d. The PBHG Mutual Funds were followed by several securities analysts employed by major brokerage firms who wrote reports which were distributed to the sales force and certain customers of their respective brokerage firms. Each of these reports was publicly available and entered the public marketplace.

80. As a result of the foregoing, the market for the PBHG Mutual Funds promptly digested current information regarding PBHG Mutual Funds from all publicly available sources and reflected such information in the respective PBHG Mutual Funds' NAV. Investors who purchased or otherwise acquired shares or interests in the PBHG Mutual Funds relied on the integrity of the market for such securities. Under these circumstances, all purchasers of the PBHG Mutual Funds during the Class Period suffered similar injury through their purchase or acquisition of PBHG Mutual Funds securities at distorted prices that did not reflect the risks and costs of the continuing course of conduct alleged herein, and a presumption of reliance applies.

FOURTH CLAIM

Violation Of Section 10(b) Of
The Exchange Act And Rule 10b-5
Promulgated Thereunder Against All Defendants Except Old Mutual

81. Plaintiffs repeat and reallege each and every allegation contained above as if fully set forth herein except for Claims brought pursuant to the Securities Act.

82. During the Class Period, each of the defendants carried out a plan, scheme and course of conduct which was intended to and, throughout the Class Period, did deceive the investing public, including plaintiffs and other Class members, as alleged herein and cause plaintiffs and other

members of the Class to purchase and/or sell PBHG Mutual Funds shares or interests at distorted prices and to otherwise suffer damages. In furtherance of this unlawful scheme, plan and course of conduct, defendants took the actions set forth herein.

83. Defendants (i) employed devices, schemes, and artifices to defraud; (ii) made untrue statements of material fact and/or omitted to state material facts necessary to make the statements not misleading; and (iii) engaged in acts, practices, and a course of business which operated as a fraud and deceit upon the purchasers of the PBHG Mutual Funds' securities, including plaintiffs and other members of the Class, in an effort to enrich themselves through undisclosed manipulative trading tactics by which they wrongfully appropriated PBHG Mutual Funds' assets and otherwise distorted the pricing of their securities in violation of Section 10(b) of the Exchange Act and Rule 10b-5. All defendants are sued as primary participants in the wrongful and illegal conduct and scheme charged herein.

84. Defendants, individually and in concert, directly and indirectly, by the use, means or instrumentalities of interstate commerce and/or of the mails, engaged and participated in a continuous course of conduct to conceal adverse material information about the PBHG Mutual Funds' operations, as specified herein.

85. These defendants employed devices, schemes and artifices to defraud and a course of conduct and scheme as alleged herein to unlawfully manipulate and profit from secretly timed trading and thereby engaged in transactions, practices and a course of business which operated as a fraud and deceit upon plaintiffs and members of the Class.

86. The defendants had actual knowledge of the misrepresentations and omissions of material facts set forth herein, or acted with reckless disregard for the truth in that they failed to

ascertain and to disclose such facts, even though such facts were available to them. Such defendants' material misrepresentations and/or omissions were done knowingly or recklessly and for the purpose and effect of concealing the truth.

87. As a result of the dissemination of the materially false and misleading information and failure to disclose material facts, as set forth above, the market price of PBHG Mutual Funds securities were distorted during the Class Period such that they did not reflect the risks and costs of the continuing course of conduct alleged herein. In ignorance of these facts that market prices of the shares were distorted, and relying directly or indirectly on the false and misleading statements made by the Fund Defendants, or upon the integrity of the market in which the securities trade, and/or on the absence of material adverse information that was known to or recklessly disregarded by defendants but not disclosed in public statements by defendants during the Class Period, plaintiffs and the other members of the Class acquired and/or sold the shares or interests in the PBHG Mutual Funds during the Class Period at distorted prices and were damaged thereby.

88. At the time of said misrepresentations and omissions, plaintiffs and other members of the Class were ignorant of their falsity, and believed them to be true. Had plaintiffs and other members of the Class and the marketplace known of the truth concerning the PBHG Mutual Funds' operations, which were not disclosed by defendants, plaintiffs and other members of the Class would not have purchased or otherwise acquired their shares or, if they had acquired such shares or other interests during the Class Period, they would not have acquired or sold such shares at the distorted prices which they paid and/or received.

89. By virtue of the foregoing, defendants have violated Section 10(b) of the Exchange Act, and Rule 10b-5 promulgated thereunder.

90. As a direct and proximate result of defendants' wrongful conduct, plaintiffs and the other members of the Class suffered damages in connection with their respective purchases and sales of the PBHG Mutual Funds shares during the Class Period.

FIFTH CLAIM

Against Old Mutual (as a Control Person of Pilgrim Baxter and PBHG Funds); Pilgrim (as a Control Person of Pilgrim Baxter, PBHG Funds and Appalachian Trails); Baxter (as a Control Person of Pilgrim Baxter and PBHG Funds); Pilgrim Baxter (as a Control Person of PBHG Funds); Michael Christiani (as a Control Person of Appalachian Trails); Alan Lederfeind (as a Control Person of Wall Street Discount Corp.); and Edward J. Stern (as a Control Person of the other Canary Defendants) for Violations of Section 20(a) of the Exchange Act

91. Plaintiffs repeat and reallege each and every allegation contained above as if fully set forth herein except for Claims brought pursuant to the Securities Act.

92. This Claim is brought pursuant to Section 20(a) of the Exchange Act against Old Mutual Asset Management, as a control person of Pilgrim Baxter and PBHG Funds; Pilgrim, as a control person of Pilgrim Baxter, PBHG Funds and Appalachian Trails; Baxter, as a control person of Pilgrim Baxter and PBHG Funds; Pilgrim Baxter as a control person of PBHG Funds; Michael Christiani, as a Control Person of Appalachian Trails, Alan Lederfeind, as a Control Person of Wall Street Discount Corp.; and Edward J. Stern, as a Control Person of the other Canary Defendants.

93. Each of the defendants listed above acted as controlling persons of the respective entities within the meaning of Section 20(a) of the Exchange Act for the reasons alleged herein. By virtue of their operational and management control of PBHG Funds' business and systematic involvement in the fraudulent scheme alleged herein, Old Mutual Asset Management, Pilgrim, Baxter, and Pilgrim Baxter each had the power to influence and control and did influence and

control, directly or indirectly, the decision-making and actions of PBHG Funds, including the content and dissemination of the various statements which plaintiffs contend are false and misleading. Old Mutual Asset Management, Pilgrim, Baxter and Pilgrim Baxter had the ability to prevent the issuance of the statements alleged to be false and misleading or cause such statements to be corrected.

94. By virtue of their operational and management control of Appalachian Trails' business and systematic involvement in the fraudulent scheme alleged herein, Pilgrim and Michael Christiani each had the power to influence and control and did influence and control, directly or indirectly, the decision-making and actions of Appalachian Trails. Pilgrim and Christiani had the ability to prevent the participation of Appalachian Trails in the above-described fraudulent scheme and course of conduct.

95. By virtue of his operational and management control of Wall Street Discount Corp., Alan Lederfeind had the power to influence and control and did influence and control, directly or indirectly, the decision-making and actions of Wall Street Discount Corp. Alan Lederfeind had the ability to prevent the participation of Wall Street Discount Corp. in the above-described fraudulent scheme and course of conduct.

96. By virtue of his operational and management control of the other Canary Defendants, Edward J. Stern had the power to influence and control and did influence and control, directly or indirectly, the decision-making and actions of the other Canary Defendants. Edward J. Stern had the ability to prevent the participation of the other Canary Defendants in the above-described fraudulent scheme and course of conduct.

97. In particular, each of Old Mutual Asset Management, Pilgrim, Baxter, and Pilgrim

Baxter had direct and supervisory involvement in the operations of PBHG Funds and, therefore, is presumed to have had the power to control or influence the particular transactions giving rise to the securities violations as alleged herein, and exercised the same. Each of Pilgrim and Michael Christiani had direct and supervisory involvement in the operations of Appalachian Trails and, therefore, is presumed to have had the power to control or influence the particular transactions giving rise to the securities violations as alleged herein, and exercised the same. Alan Lederfeind had direct and supervisory involvement in the operations of Wall Street Discount Corp., and, therefore, is presumed to have had the power to control or influence the particular transactions giving rise to the securities violations as alleged herein, and exercised the same. Edward J. Stern had direct and supervisory involvement in the operations of the other Canary Defendants and, therefore, is presumed to have had the power to control or influence the particular transactions giving rise to the securities violations as alleged herein, and exercised the same.

98. As set forth above, Pilgrim, Baxter, Pilgrim Baxter, Appalachian Trails, Wall Street Discount Corp., and the Canary Defendants each violated Section 10(b) and Rule 10b-5 by their acts and omissions as alleged in this Complaint. By virtue of their positions as controlling persons, Old Mutual Asset Management, Pilgrim, Baxter, Pilgrim Baxter, Christiani, Lederfeind and Stern are liable pursuant to Section 20(a) of the Exchange Act. As a direct and proximate result of defendants' wrongful conduct, plaintiffs and other members of the Class suffered damages in connection with their purchases and/or sales of PBHG Mutual Funds' securities during the Class Period.

VIOLATIONS OF THE INVESTMENT ADVISERS ACT

SIXTH CLAIM

For Violations of Section 206 of The Investment Advisers Act of 1940 Against Pilgrim Baxter [15 U.S.C. §80b-6 and 15 U.S.C. §80b-15]

99. Plaintiffs repeat and reallege each and every allegation contained above as if fully set forth herein.

100. This Count is based upon Section 215 of the Investment Advisers Act, 15 U.S.C. §80b-15.

101. Pilgrim Baxter served as an "investment adviser" to plaintiffs and other members of the Class pursuant to the Investment Advisers Act.

102. As a fiduciary pursuant to the Investment Advisers Act, Pilgrim Baxter was required to serve plaintiffs and other members of the Class in a manner in accordance with the federal fiduciary standards set forth in Section 206 of the Investment Advisers Act, 15 U.S.C. §80b-6, governing the conduct of investment advisers.

103. During the Class Period, Pilgrim Baxter breached its fiduciary duties owed to plaintiffs and the other members of the Class by engaging in a deceptive contrivance, scheme, practice and course of conduct pursuant to which it knowingly and/or recklessly engaged in acts, transactions, practices and courses of business which operated as a fraud upon plaintiffs and other members of the Class. As detailed above, Pilgrim Baxter *inter alia* allowed defendants Appalachian Trails, Michael Christiani, Alan Lederfeind, Wall Street Discount Corp.'s clients, and other John Doe Defendants to secretly engage in timed trading of the PBHG Mutual Funds shares. The purposes and effect of said scheme, practice and course of conduct was to enrich Pilgrim Baxter,

among other defendants, at the expense of plaintiffs and other members of the Class.

104. Pilgrim Baxter breached its fiduciary duties owed to plaintiffs and other Class members by engaging in the aforesaid transactions, practices and courses of business knowingly or recklessly so as to constitute a deceit and fraud upon plaintiffs and the Class members.

105. Pilgrim Baxter is liable as a direct participant in the wrongs complained of herein. Pilgrim Baxter, because of its position of authority and control over PBHG Funds, was able to and did: (1) control the content of the Prospectuses; and (2) control the operations of the PBHG Mutual Funds.

106. Pilgrim Baxter had a duty to (1) disseminate accurate and truthful information with respect to the PBHG Mutual Funds; and (2) truthfully and uniformly act in accordance with its stated policies and fiduciary responsibilities to plaintiffs and members of the Class. Pilgrim Baxter participated in the wrongdoing complained of herein in order to prevent plaintiffs and other members of the Class from knowing of Pilgrim Baxter's breaches of fiduciary duties including: (1) increasing its profitability at plaintiffs' and other members of the Class' expense by allowing defendants Appalachian Trails, Michael Christiani, Alan Lederfeind, Wall Street Discount Corp.'s clients, and the John Doe Defendants to secretly time their trading of the PBHG Mutual Funds shares; and (2) placing its interests ahead of the interests of plaintiffs and other members of the Class.

107. As a result of Pilgrim Baxter's multiple breaches of its fiduciary duties owed plaintiffs and other members of the Class, plaintiffs and other Class members were damaged.

108. Plaintiffs and other Class members are entitled to rescind their investment advisory contracts with Pilgrim Baxter and recover all fees paid in connection with their enrollment pursuant to such agreements.

SEVENTH CLAIM

Against Pilgrim, Appalachian Trails, Michael Christiani, Wall Street Discount Corporation, Alan Lederfeind, Canary Defendants and John Doe Defendants 1-100 (The "Market Timer Defendants") for New York State Common Law Unjust Enrichment

109. Pilgrim, Appalachian Trails, Michael Christiani, Wall Street Discount Corporation, Alan Lederfeind, Canary Defendants and John Doe Defendants 1-100 (the "Market Timer Defendants") each profited at plaintiffs' and Class members' expense through the illicit trades described above.

110. These profits are ill-gotten gains which rightfully belong to plaintiffs and the Class, and should be disgorged, and were obtained through knowing violation of SEC rules and prohibitions contained in the Prospectuses. The gains received by the Market Timer Defendants were taken directly, dollar-for-dollar, from plaintiffs and other Class members; the Market Timer Defendants benefitted from the receipt of these monies; and under principles of equity and good conscience, the Market Timer Defendants should not be permitted to retain such monies.

111. The Market Timer Defendants should be enjoined from engaging in or otherwise further conducting late trades or timing of the PBHG Mutual Funds.

EIGHTH CLAIM

Against the Fund Defendants for Violations of Section 36 of The Investment Company Act of 1940 [15 U.S.C. § 80a-35]

112. Plaintiffs repeat and reallege each and every allegation contained above as if fully set forth herein.

113. This claim for relief is brought pursuant to Section 36 of the Investment Company Act of 1940 against the Fund Defendants.

114. Under Section 36 of the Investment Company Act, the Fund Defendants shall be deemed to owe a fiduciary duty to plaintiffs and other Class members with respect to the receipt of fees and compensation that the Fund Defendants receive for services of a material nature.

115. Here, the Fund Defendants have devised and implemented a scheme to obtain substantial compensation throughout the Class Period and in violation of their fiduciary duties to their customers, *i.e.*, plaintiffs and Class members.

116. The Fund Defendants engaged in such scheme to only benefit themselves by adopting a policy where timing was permitted in the funds, which caused harm to the unsuspecting long-term investors.

117. The Fund Defendants have breached the fiduciary duties they owed to plaintiffs and other Class members by, among other things, devising this plan and scheme solely for their own benefit and by failing to reveal to plaintiffs and the Class members material facts which would allow them to make informed decisions about the true value and performance of the PBHG Mutual Funds.

118. Plaintiffs and other class members have been injured as a result of the Fund Defendants' breaches of fiduciary duty and violation of Section 36 of the Investment Company Act of 1940.

PRAYER FOR RELIEF

WHEREFORE, plaintiffs pray for relief and judgment, as follows:

(a) Determining that this action is a proper class action and appointing plaintiffs as Lead Plaintiffs and their counsel as Lead Counsel for the Class and certifying them as class representatives under Rule 23 of the Federal Rules of Civil Procedure;

(b) Awarding compensatory damages in favor of plaintiffs and other Class members against all defendants, jointly and severally, for all damages sustained as a result of defendants' wrongdoing, in an amount to be proven at trial, including interest thereon;

(c) Awarding plaintiffs and the Class, to the extent they still hold shares of the PBHG Mutual Funds, compensatory damages and/or rescissory damages;

(d) Awarding plaintiffs and other members of the Class rescission of their contracts with Pilgrim Baxter, including recovery of all fees which would otherwise apply, and recovery of all fees paid to Pilgrim Baxter or any other defendant pursuant to such agreements;

(e) Causing the defendants to account for wrongfully gotten gains, profits and compensation and to make restitution of same and disgorge them;

(f) Enjoining defendants from the further carrying out the fraudulent scheme and course of conduct described above;

(g) Awarding plaintiffs and the Class reasonable costs and expenses incurred in this action, including counsel fees and expert fees; and

(h) Such other and further relief as the Court may deem just and proper.

JURY TRIAL DEMANDED

Plaintiffs hereby demand a trial by jury.

Dated: December 30, 2003

COHEN, MILSTEIN, HAUSFELD & TOLL, P.L.L.C.

Catherine A. Torell

Susan R. Schwaiger (SS-8653)
Catherine A. Torell (CT-0905)
150 East 52nd Street, 30th Floor
New York, NY 10022
Telephone: (212) 838-7797
Facsimile: (212) 838-7745

- and -

Steven J. Toll
Daniel S. Sommers
Joshua S. Devore
Adam T. Savett
1100 New York Avenue, N.W.
West Tower, Suite 500
Washington, DC 20005
Telephone: (202) 408-4600
Facsimile: (202) 408-4699

LAW OFFICE OF KLARI NEUWELT
Klari Neuwelt (KN-5631)
110 E. 59th Street
New York, NY 10022
Telephone: (212) 593-8800
Facsimile: (212) 593-9131

Attorneys for Plaintiffs

CERTIFICATION OF PLAINTIFF
PURSUANT TO FEDERAL SECURITIES LAWS

I, PAUL G. ROBERT, ("Plaintiff") declare as to the claims asserted under the federal securities laws, that:

1. I have reviewed the class action complaint asserting securities claims against Pilgrim Baxter Mutual Funds and wish to join as a plaintiff, retaining Cohen, Milstein, Hausfeld & Toll, P.L.L.C. as my counsel.

2. Plaintiff did not purchase the security that is the subject of this action at the direction of plaintiff's counsel or in order to participate in this private action.

3. Plaintiff is willing to serve as a representative party on behalf of the class, including providing testimony at deposition and trial, if necessary.

4. My transactions in Pilgrim Baxter Mutual Funds during the Class Period (November 24, 1998 through November 12, 2003) are listed below:

Security	# of shares	Transaction (buy/sell)	Date	Price Per Share
PBHG SELECT	1,004.285	BUY	7/7/00	$74.68
GROWTH FUND	47.288	BUY (DIVIDEND REINVESTMENT)	12/13/00	51.86
(PBHEX)	1,051.573	SELL	6/26/02	18.73

Total investment $75,000.00 + DIVIDEND REINVESTMENT OF $2,452.36 = $77,452.36

5. During the three years prior to the date of this Certificate, Plaintiff has not sought to serve or served as a representative party for a class in the following actions under the federal securities laws except as follows:

6. Plaintiff will not accept any payment for serving as a representative party on behalf of the class beyond plaintiff's pro rata share of any recovery, except such reasonable costs and expenses (including lost wages) directly relating to the representation of the class as ordered or approved by the court.

I declare under penalty of perjury that the foregoing true and correct.

Executed this 5th Day of December, 2003.

Signed: Paul G. Robert

PAUL G. ROBERT
Name

1560 NORTH SANDBURG TERRACE
Address APT. 3204
CHICAGO, ILLINOIS 60610

COOK
County

(312) 440-9438
Phone

PAULGROBERT@YAHOO.COM
E-Mail address

CERTIFICATION

Risa B. Schneps declares the following under penalty of perjury:

1. I have reviewed the draft complaint in this action and authorize its filing on my behalf.

2. I did not purchase or acquire the securities that are the subject of the complaint (units of PBHG Mutual Funds) at the direction of plaintiff's counsel or in order to participate in any private action for securities fraud.

3. I am willing to serve as a representative party on behalf of a class, including providing testimony at deposition and trial, if necessary.

4. My transactions (which consisted of the receipt of additional units pursuant to the PBHG dividend reinvestment plan) in any of the PBHG funds during the class period specified in the complaint (November 24, 1998 through November 12, 2003) were as follows:

PBHG Growth Fund (PBHGX):

Date	Number Of Units Received	Price Per Unit
12/10/99	.9290	$42.64
12/13/00	.5500	$36.15
12/13/00	3.1980	$36.15

5. I have not sought to serve as a representative in any class or other representative action filed under the federal securities laws during the last three-year period.

6. I will not accept any payment for serving as a representative party on behalf of a class other than my pro rata share of any recovery, except as ordered or approved by the Court.

Dated: December 20, 2003

Risa B. Schneps

$150.00

UNITED STATES DISTRICT COURT
EASTERN DISTRICT OF PENNSYLVANIA

(1)

DAVID ROBERTS, Individually and On Behalf of All Others Similarly Situated, Plaintiff, vs. PILGRIM BAXTER & ASSOCIATES, LTD., PBHG FUND DISTRIBUTORS, PBHG FUNDS, HAROLD J. BAXTER, GARY L. PILGRIM, PBHG GROWTH FUND, PBHG EMERGING GROWTH FUND, PBHG LARGE CAP GROWTH FUND, PBHG SELECT GROWTH FUND, PBHG FOCUSED VALUE FUND, PBHG LARGE CAP VALUE FUND, PBHG MID-CAP VALUE FUND, PBHG SELECT EQUITY FUND, PBHG SMALL CAP VALUE FUND, PBHG LARGE CAP 20 FUND, PBHG STRATEGIC SMALL COMPANY FUND, PBHG DISCIPLINED EQUITY FUND, PBHG LARGE CAP FUND, PBHG MID-CAP FUND, PBHG SMALL CAP FUND, PBHG CLIPPER FOCUS FUND, PBHG SMALL CAP VALUE FUND, TS&W SMALL CAP VALUE FUND, LLC, PBHG REIT FUND, PBHG TECHNOLOGY & COMMUNICATIONS FUND, PBHG IRA CAPITAL PRESERVATION FUND, PBHG INTERMEDIATE FIXED INCOME FUND, PBHG CASH RESERVES FUND, PBHG LIMITED FUND and DOES 1 - 100, Defendants.	**CIVIL ACTION NO.** 04cv54 CLASS ACTION COMPLAINT **<u>JURY TRIAL DEMANDED</u>** 7

Plaintiff, David Roberts ("Plaintiff"), individually and on behalf of all other persons similarly situated, by his undersigned attorneys, for his complaint against Defendants, alleges the following based upon personal knowledge as to himself and his own acts, and information and belief as to all

(29)
1-7-04

other matters, based upon, *inter alia*, the investigation conducted by and through his attorneys, which included, among other things, a review of the Defendants' public documents, conference calls and announcements made by Defendants, United States Securities and Exchange Commission ("SEC") filings, wire and press releases published by and regarding the PBHG Family of Mutual Funds and advisories about the funds, and information readily obtainable on the Internet. Plaintiff believes that substantial evidentiary support exists for the allegations set forth herein after a reasonable opportunity for discovery.

NATURE OF THE ACTION

1. This is a class action on behalf of a class (the "Class") of all purchasers, redeemers and holders of PBHG family of funds (as defined below), who purchased, held, or otherwise acquired shares between November 13,1998 and November 13, 2003 (the "Class Period"), seeking to pursue remedies under the Securities Act of 1933 (the "Securities Act"), the Securities Exchange Act of 1934 (the "Exchange Act"), the Investment Company Act of 1940 (the "Investment Company Act"), and for common law breach of fiduciary duties.

JURISDICTION AND VENUE

2. The claims asserted herein arise under and pursuant to Sections 10(b), and 20(a) of the Exchange Act, [15 U.S.C. §§ 78j(b) and 78t(a)], and Rule 10b-5 promulgated thereunder [17 C.F.R. § 240.10b-5]. Additionally, this action arises under Sections 11 and 15 of the Securities Act of 1933 (the "Securities Act") [15 U.S.C. §§ 77k, 771(a)(2), and 77(o)] and pursuant to § 36 of the Investment Company Act [15 U.S.C. § 80a-35].

3. This Court has jurisdiction over the subject matter of this action pursuant to § 27 of the Exchange Act of 1934 [15 U.S.C. § 78aa]; Section 22 of the Securities Act [15 U.S.C. § 77v];

and 36 of the Investment Company Act [15 U.S.C. § 80a-35].

4. Venue is proper in this District pursuant to 28 U.S.C. § 1391(b), as many of the acts and practices complained of herein occurred in substantial part in this District.

5. In connection with the acts alleged in this complaint, Defendants, directly or indirectly, used the means and instrumentalities of interstate commerce, including, but not limited to, the mails, interstate telephone communications and the facilities of the national securities markets.

PARTIES

6. Plaintiff David Roberts bought and held shares of PBHG Large Cap 20 Fund, PBHG Large Cap Value Fund, PBHG Select Equity Fund, PBHG Technology & Communications Fund, and PBHG Limited Fund during the Class Period, and has suffered damages as a result of the wrongful acts of Defendants as alleged herein.

7. Defendant Pilgrim Baxter & Associates, Ltd. ("Pilgrim Baxter") is a registered investment adviser located in Wayne, Pennsylvania. Pilgrim Baxter manages the PBHG Family of Mutual Funds. Pilgrim Baxter maintains its principle place of business at 1400 Liberty Ridge Drive, Wayne, Pennsylvania 19087.

8. The PBHG Funds are the registrant and issuer of the shares the PBHG Family of Mutual Funds. The PBHG Funds maintains its principle place of business at 1400 Liberty Ridge Drive, Wayne, Pennsylvania 19087.

9. PBHG Fund Distributors is the distributor of the PBHG Family of Mutual Funds and maintains its principle place of business at 1400 Liberty Ridge Drive, Wayne, Pennsylvania 19087.

10. Defendant Harold J. Baxter ("Baxter") was one of the co-founders of Pilgrim Baxter.

During the Class Period, Defendant Baxter served as chief executive officer and chairman. On November 13, 2003, Pilgrim Baxter announced that Defendant Baxter had stepped down from his position with Pilgrim Baxter.

11. Defendant Gary L. Pilgrim ("Pilgrim") was one of the co-founders of Pilgrim Baxter. During the Class Period, Defendant Pilgrim served as chief operating officer. On November 13, 2003, Pilgrim Baxter announced that Defendant Pilgrim had stepped down from his position with Pilgrim Baxter.

12. Defendants PBHG Growth Fund, PBHG Emerging Growth Fund, PBHG Large Cap Growth Fund, PBHG Select Growth Fund, PBHG Focused Value Fund, PBHG Large Cap Value Fund, PBHG Mid-Cap Value Fund, PBHG Select Equity Fund, PBHG Small Cap Value Fund, PBHG Large Cap 20 Fund, PBHG Strategic Small Company Fund, PBHG Disciplined Equity Fund, PBHG Large Cap Fund, PBHG Mid-Cap Fund, PBHG Small Cap Fund, PBHG Clipper Focus Fund, PBHG Small Cap Value Fund, TS&W Small Cap Value Fund, LLC, PBHG Focused Fund, PBHG REIT Fund, PBHG Technology & Communications Fund, PBHG IRA Capital Preservation Fund, PBHG Intermediate Fixed Income Fund, PBHG Limited Fund, and PBHG Cash Reserves Fund (collectively referred as the "PBHG Mutual Funds") are mutual funds that are registered under the Investment Company Act and managed by Pilgrim Baxter with its principle place of business located 1400 Liberty Ridge Drive, Wayne, PA 14087.

13. The true names and capacities (whether individual, corporate, associate, or otherwise) of Defendants Does 1 through 100, inclusive, and each of them, are unknown to Plaintiff, who sues said Defendants by such fictitious names. Plaintiff is informed and believes and thereon alleges that each of the Defendants fictitiously named herein is legally responsible in some actionable manner

for the events described herein, and thereby proximately caused the damage to the Plaintiff and the members of the Class.

CLASS ACTION ALLEGATIONS

14. Plaintiff brings this action as a federal class action pursuant to Federal Rules of Civil Procedure 23(a) and (b)(3) on behalf of a class (the "Class"), consisting of all purchasers, redeemers and holders of the mutual fund shares that are the subject of this lawsuit, who purchased, held, or otherwise acquired shares between November 13, 1998 and November 13, 2003, inclusive, (the "Class Period") and who were damaged thereby. Excluded from the Class are Defendants, the officers and directors of the Company, members of their immediate families and their legal representatives, heirs, successors or assigns and any entity in which Defendants have or had a controlling interest.

15. The members of the Class are so numerous that joinder of all members is impracticable. While the exact number of Class members is unknown to Plaintiff at this time and can only be ascertained through appropriate discovery, Plaintiff believes that there are hundreds or thousands of members in the proposed Class.

16. Plaintiff's claims are typical of the claims of the members of the Class, because Plaintiff and all of the Class members sustained damages arising out of Defendants' wrongful conduct complained of herein.

17. Plaintiff will fairly and adequately protect the interests of the Class members and has retained counsel who are experienced and competent in class actions and securities litigation.

18. A Class Action is superior to all other available methods for the fair and efficient adjudication of this controversy, since joinder of all members is impracticable. Furthermore, as the

damages suffered by individual members of the Class may be relatively small, the expense and burden of individual litigation make it impossible for the members of the Class to individually redress the wrongs done to them. There will be no difficulty in the management of this action as a class action.

19. Questions of law and fact common to the members of the Class predominate over any questions that may affect only individual members, in that Defendants have acted on grounds generally applicable to the entire Class. Among the questions of law and fact common to the Class are:

(a) Whether the federal securities laws were violated by Defendants' acts as alleged herein;

(b) Whether Defendants breached their fiduciary duties by engaging in fraudulent activity; and

(c) Whether the members of the Class have sustained damages and, if so, what is the appropriate measure of damages.

SUBSTANTIVE ALLEGATIONS

BACKGROUND

20. This action concerns a fraudulent scheme and course of action which was intended to and indeed did benefit mutual funds and their advisors at the expense of mutual fund investors. In connection therewith, Defendants violated their fiduciary duties to their customers in return for substantial fee and other income for themselves and their affiliates.

21. The Defendants' wrongful conduct involved "timing" of mutual funds. "Timing" is an investment technique involving short-term "in and out" trading of mutual fund shares. The

technique is designed to exploit inefficiencies in the way mutual fund companies price their shares. It is widely acknowledged that timing inures to the detriment of long-term shareholders. Because of this detrimental effect, mutual fund Prospectuses typically state that timing is monitored and the funds work to prevent it. Nonetheless, in return for investments that will increase fund managers' fees, fund managers enter into undisclosed agreements to allow timing.

22. In fact, certain mutual fund companies have employees (generally referred to as the "timing police") who are supposed to detect "timers" and put a stop to their short-term trading activity. Nonetheless, Defendants arranged to give Defendant Pilgrim's private investment limited partnership and other market timers a "pass" with the timing police, who would look the other way rather than attempt to shut down their short-term trading.

23. The mutual fund Prospectuses for the funds at issue created the misleading impression that mutual funds were vigilantly protecting investors against the negative effects of timing. In fact, the opposite was true: Defendants sold the right to time their funds to Defendant Pilgrim's private investment limited partnership and other hedge fund investors. The Prospectuses were silent about these arrangements.

24. As a result of the "timing" of mutual funds, Defendant Pilgrim's private investment limited partnership, other timers, and Defendants and their intermediaries profited handsomely. The losers were unsuspecting long-term mutual fund investors. Defendants' profits came dollar-for dollar out of their pockets.

TIMING

25. Mutual funds are designed for buy-and-hold investors, and are therefore the favored homes for Americans' retirement and college savings accounts. Nevertheless, quick-turnaround

traders routinely try to trade in and out of certain mutual funds in order to exploit inefficiencies in the way they set their Net Asset Values or "NAVs."

26. This strategy works only because some funds use "stale" prices to calculate the value of securities held in the fund's portfolio. These prices are "stale" because they do not necessarily reflect the "fair value" of such securities as of the time the NAV is calculated. A typical example is a U.S. mutual fund that holds Japanese shares. Because of the time difference, the Japanese market may close at 2:00 a.m. New York time. If the U.S. mutual fund manager uses the closing prices of the Japanese shares in his or her fund to arrive at an NAV at 4:00 p.m. in New York, he or she is relying on market information that is fourteen hours old. If there have been positive market moves during the New York trading day that will cause the Japanese market to rise when it later opens, the stale Japanese prices will not reflect them, and the fund's NAV will be artificially low. Put another way, the NAV does not reflect the true current market value of the stocks the fund holds. On such a day, a trader who buys the Japanese fund at the "stale" price is virtually assured of a profit that can be realized the next day by selling. Taking advantage of this kind of short-term arbitrage repeatedly in a single mutual fund is called "timing" the fund.

27. Effective timing captures an arbitrage profit. The arbitrage profit from timing comes dollar-for-dollar out of the pockets of the long-term investors: the timer steps in at the last moment and takes part of the buy-and-hold investors' upside when the market goes up, so the next day's NAV is reduced for those who are still in the fund. If the timer sells short on bad days -- as Defendant Pilgrim's private investment limited partnership did -- the arbitrage has the effect of making the next day's NAV lower than it would otherwise have been, thus magnifying the losses that investors are experiencing in a declining market.

28. Besides the wealth transfer of arbitrage (called "dilution"), timers also harm their target funds in a number of other ways. They impose their transaction costs on the long-term investors. Indeed, trades necessitated by timer redemptions can also lead to realization of taxable capital gains at an undesirable time, or may result in managers having to sell stock into a falling market. Accordingly, fund managers often seek to minimize the disruptive impact of timers by keeping cash on hand to pay out the timers' profits without having to sell stock. This "strategy" does not eliminate the transfer of wealth out of the mutual fund caused by timing; it only reduces the administrative cost of those transfers. However, at the same time it can also reduce the overall performance of the fund by requiring the fund manager to keep a certain amount of the funds' assets in cash at all times, thus depriving the investors of the advantages of being fully invested in a rising market. Some fund managers even enter into special investments as an attempt to "hedge" against timing activity (instead of just refusing to allow it), thus deviating altogether from the ostensible investment strategy of their funds, and incurring further transaction costs.

29. Mutual fund managers are aware of the damaging effect that timers have on their funds. While it is virtually impossible for fund managers to identify every timing trade, large movements in and out of funds -- like those made by Defendant Pilgrim's private investment limited partnership -- are easy for managers to spot. And mutual fund managers have tools to fight back against timers.

30. Fund managers typically have the power simply to reject timers' purchases. As fiduciaries for their investors, mutual fund managers are obliged to do their best to use these weapons to protect their customers from the dilution that timing causes.

31. The incentive to the Defendant mutual funds to engage in such wrongdoing is as

follows. Typically a single management company sets up a number of mutual funds to form a family. While each mutual fund is in fact its own company, as a practical matter, the management company runs it. The portfolio managers who make the investment decisions for the funds and the executives to whom they report are all typically employees of the management company, not the mutual funds themselves. Still, the management company owes fiduciary duties to each fund and each investor.

32. The management company makes its profit from fees it charges the funds for financial advice and other services. These fees are typically a percentage of the assets in the fund, so the more assets in the family of funds, the more money the manager makes. The timer understands this perfectly, and frequently offers the manager more assets in exchange for the right to time. Fund managers have succumbed to temptation and allowed investors in the target funds to be hurt in exchange for additional money in their own pockets in the form of higher management fees.

33. Thus, by keeping money-- often many million dollars -- in the same family of mutual funds (while moving the money from fund to fund), Defendant Pilgrim's private investment limited partnership assured the manager that he or she would collect management and other fees on the amount whether it was in the target fund, the resting fund, or moving in between. In addition, sometimes the manager would waive any applicable early redemption fees. By doing so, the manager would directly deprive the fund of money that would have partially reimbursed the fund for the impact of timing.

34. As an additional inducement for allowing the timing, fund managers often received "sticky assets." These were typically long-term investments made not in the mutual fund in which the timing activity was permitted, but in one of the fund manager's financial vehicles (e.g., a bond fund or a hedge fund run by the manager) that assured a steady flow of fees to the manager.

35. These arrangements were never disclosed to mutual fund investors. On the contrary, many of the relevant mutual fund Prospectuses contained materially misleading statements assuring investors that the fund managers discouraged and worked to prevent mutual fund timing.

THE SCHEME AT PILGRIM BAXTER

36. In connection with an examination of active trading of mutual fund shares by the United States Securities and Exchange Commission ("SEC") and the New York Attorney General ("NYAG"), Pilgrim Baxter received inquiries and subpoenas for documents from those agencies on July 28, 2003.

37. Soon after receiving inquiries and subpoenas from the SEC and NYAG, Pilgrim Baxter retained independent counsel to assist in responding to these inquiries and to conduct a thorough and independent examination of mutual fund shareholder trading practices in the PBHG Fund Family.

38. On September 3, 2003, NYAG Elliot Spitzer (the "Attorney General") attacked the mutual fund industry by filing a complaint charging fraud against Edward Stern and Canary Capital Partners, LLC ("Canary") in connection with the unlawful mutual fund practices of late trading and timing. More specifically, the Attorney General alleged the following: "Canary developed a complex strategy that allowed it to in effect sell mutual funds short and profit on declining NAVs." Additionally, the Attorney General alleged that Canary set up arrangements with Bank of America, Bank One, Janus, and Strong to late trade and time those companies respective mutual funds. The Attorney General further alleged:

> Bank of America . . . (i) set Canary up with a state-of-the art electronic late trading platform, allowing it to trade late in the hundreds of mutual funds that the bank offers to its customers, (ii)

> gave Canary permission to time the Nations Funds Family (iii) provided Canary with approximately $300 million of credit to finance this late trading and timing, and (iv) sold Canary the derivative short positions it needed to time the funds as the market dropped. None of these facts were disclosed in the Nations Funds Prospectuses. In the process, Canary became one of Bank of America's largest customers. The relationship was mutually beneficial in that Canary made tens of millions through late trading and timing, while the various parts of the Bank of America that serviced Canary made millions themselves.

39. On November 13, 2003, Pilgrim Baxter announced that founders Baxter and Pilgrim had stepped down from their positions with the firm. Additionally, Pilgrim Baxter stated:

> "As a result of the well publicized examination of mutual fund firms' policies and practices by government regulators, in September we initiated an internal review of our own past practices. That review, conducted with the assistance of independent experts, has raised questions about decisions the prior management team made before December 2001, when they sought to eliminate all market timing in the PBHG Funds. That review has brought into focus conduct that was not, in our view, consistent with the highest standards of professional and ethical behavior. We have brought these matters to the attention of the PBHG Funds Board of Trustees and regulatory authorities. The interest of our funds' shareholders and the integrity of our firm are our highest priorities. Therefore, we have proposed specific actions to resolve the issue."

40. Pilgrim Baxter further stated:

> **At Issue is a passive investment on the part of Mr. Pilgrim in a private investment limited partnership, unaffiliated with Pilgrim Baxter, that, with Mr. Baxter's knowledge when he was CEO, actively purchased and redeemed shares of certain PBHG Funds and other mutual funds using a quantitative tactical asset allocation model based solely on publicly available information.** Mr. Pilgrim's initial investment in the limited partnership began in 1995 and has continued to the present, while the limited partnership's investment activity in the PBHG Funds was limited to the period from March 2000 to December 2001. (Emphasis added.)

41. The actions of the Defendants have harmed Plaintiff and members of the Class. In

essence, the Defendants' actions of allowing market timing to occur caused Plaintiff and members of the class' shares to be diluted in value.

42. As such, Defendants have breached their fiduciary duties to Plaintiff and the class by lying to investors about their effort to curb market timers by entering into undisclosed agreements intended to boost their fees and permitting their Defendant Pilgrim's private investment limited partnership and others to time the mutual funds. As a result, Defendants have violated the Securities Act, the Exchange Act, the Investment Company Act, and common law fiduciary duties.

THE PBHG MUTUAL FUNDS' PROSPECTUSES WERE MATERIALLY FALSE AND MISLEADING

43. The PBHG Mutual Funds' Prospectuses stated: **"The Fund also charges the redemption/exchange fee to discourage market timing by those shareholders initiating redemptions or exchanges to take advantage of short-term market movements."** (Emphasis added.)

44. Given that Pilgrim Baxter allowed market timing of its funds to occur by no less than its founders, its Prospectuses were false and misleading because it failed to disclose the following: (a) that Defendants had entered into unlawful agreements allowing the Defendant Pilgrim's private investment limited partnership and Doe Defendants to time its trading of the PBHG Mutual Funds shares; (b) that, pursuant to those agreements, Defendant Pilgrim's private investment limited partnership and the Doe Defendants regularly timed the PBHG Mutual Funds; (c) that, contrary to the representations in the Prospectuses, the PBHG Mutual Funds only enforced their policy against frequent traders selectively; (d) that the Defendants regularly allowed Defendant Pilgrim's private investment limited partnership and the Doe Defendants to engage in trades that were disruptive to

the efficient management of the PBHG Mutual Funds and/or increased the PBHG Mutual Funds' costs; thereby reducing the PBHG Mutual Funds actual performance; and (e) the Prospectuses failed to disclose that, pursuant to the unlawful agreements, Defendant Pilgrim's private investment limited partnership and Doe Defendants benefitted financially at the expense of PBHG Mutual Funds' investors including Plaintiff and other members of the Class.

UNDISCLOSED ADVERSE INFORMATION

45. The market for the PBHG Mutual Funds was open, well-developed and efficient at all relevant times. As a result of these materially false and misleading statements and failures to disclose, the PBHG Mutual Funds traded at distorted prices during the Class Period. Plaintiff and other members of the Class purchased or otherwise acquired the PBHG Mutual Funds relying upon the integrity of the NAV for the PBHG Mutual Funds and market information relating to the PBHG Mutual Funds, and have been damaged thereby.

46. During the Class Period, Defendants materially misled the investing public, thereby distorting the NAV of the PBHG Mutual Funds, by allowing Defendant Pilgrim's private investment limited partnership and the Doe Defendants to time the PBHG Mutual Funds.

47. At all relevant times, the material misrepresentations and omissions particularized in this Complaint directly or proximately caused or were a substantial contributing cause of the damages sustained by Plaintiff and other members of the Class.

ADDITIONAL SCIENTER ALLEGATIONS

48. As alleged herein, Defendants acted with scienter in that Defendants knew that the public documents and statements issued or disseminated in the name of the PBHG Mutual Funds were materially false and misleading; knew that such statements or documents would be issued or

disseminated to the investing public; and knowingly and substantially participated or acquiesced in the issuance or dissemination of such statements or documents as primary violations of the federal securities laws. As set forth elsewhere herein in detail, Defendants, by virtue of their receipt of information reflecting the true facts regarding the PBHG Mutual Funds, their control over, and/or receipt and/or modification of the PBHG Mutual Funds allegedly materially misleading misstatements and/or their associations with the PBHG Mutual Funds which made them privy to confidential proprietary information concerning the PBHG Mutual Funds, participated in the fraudulent scheme alleged herein.

49. Additionally, the Defendants were highly motivated to allow and facilitate the wrongful conduct alleged herein and participated in and/or had actual knowledge of the fraudulent conduct alleged herein. In exchange for allowing the unlawful practices alleged herein, the Defendants, among other things, received increased management fees from "sticky assets" as well as an increased number of transactions in and out of the funds, and were able to profit from this illegal activity. In short, Defendants siphoned money out of the mutual funds and into their own pockets.

50. The Defendants were motivated to participate in the wrongful scheme by the enormous profits they derived thereby. They systematically pursued the scheme with full knowledge of its consequences to other investors.

Applicability Of Presumption Of Reliance:
<u>Fraud-On-The-Market Doctrine</u>

51. At all relevant times, the market for the PBHG Mutual Funds were an efficient market for the following reasons, among others:

(a) The PBHG Mutual Funds met the requirements for listing, and was listed and actively traded on a highly efficient and automated market;

(b) As a regulated issuer, the PBHG Mutual Funds filed periodic public reports with the SEC;

(c) The PBHG Mutual Funds regularly communicated with public investors via established market communication mechanisms, including through regular disseminations of press releases on the national circuits of major newswire services and through other wide-ranging public disclosures, such as communications with the financial press and other similar reporting services; and

(d) The PBHG Mutual Funds were followed by several securities analysts employed by major brokerage firms who wrote reports which were distributed to the sales force and certain customers of their respective brokerage firms. Each of these reports was publicly available and entered the public marketplace.

52. As a result of the foregoing, the market for the PBHG Mutual Funds promptly digested current information regarding the PBHG Mutual Funds from all publicly available sources and reflected such information in the PBHG Mutual Funds' NAV. Under these circumstances, all purchasers of the PBHG Mutual Funds during the Class Period suffered similar injury through their purchase of the PBHG Mutual Funds' NAV at distorted prices and a presumption of reliance applies.

NO SAFE HARBOR

53. The statutory safe harbor provided for forward-looking statements under certain circumstances does not apply to any of the allegedly false statements pleaded in this complaint. Many of the specific statements pleaded herein were not identified as "forward-looking statements"

when made. To the extent there were any forward-looking statements, there were no meaningful cautionary statements identifying important factors that could cause actual results to differ materially from those in the purportedly forward-looking statements. Alternatively, to the extent that the statutory safe harbor does apply to any forward-looking statements pleaded herein, Defendants are liable for those false forward-looking statements because at the time each of those forward-looking statements was made, the particular speaker knew that the particular forward-looking statement was false, and/or the forward-looking statement was authorized and/or approved by an executive officer of the Defendants who knew that those statements were false when made.

COUNT ONE
VIOLATIONS OF SECTION 11 OF THE SECURITIES ACT AGAINST PBHG FUND

54. Plaintiff repeats and realleges each and every allegation contained above as if fully set fort herein, except that, for purposes of this claim, Plaintiff expressly excludes and disclaims any allegation that could be construed as alleging fraud or intentional or reckless misconduct and otherwise incorporates the allegations contained above.

55. This claim is brought pursuant to Section 11 of the Securities Act, 15 U.S.C. § 77k, on behalf of the Plaintiff and other members of the Class against PBHG Funds.

56. PBHG Funds are the registrants for the PBHG Mutual Funds sold to Plaintiff and the other members of the Class and are statutorily liable under Section 11. PBHG Funds issued, caused to be issued and participated in the issuance of the materially false and misleading written statements and/or omissions of material facts that were contained in the Prospectuses.

57. Plaintiff was provided with the PBHG Large Cap Growth Fund, PBHG Large Cap

Value Fund, PBHG Select Equity Fund and PBHG Technology & Communications Fund Prospectuses and, similarly, prior to purchasing units of each of the other PBHG Mutual Funds, all Class members likewise received the appropriate Prospectus. Plaintiff and other Class members purchased shares of the PBHG Mutual Funds traceable to the relevant false and misleading Prospectuses and were damaged thereby.

58. As set forth herein, the statements contained in the Prospectuses, when they became effective, were materially false and misleading for a number of reasons, including that they stated that it was the practice of the PBHG Mutual Funds to monitor and take steps to prevent timed trading because of its adverse effect on fund investors, and that the trading price was determined as of 4 p.m. each trading day with respect to all investors when, in fact, select investors (Defendant Pilgrim's private investment limited partnership and the Does named as Defendants herein) were allowed to engage in timed trading. The Prospectuses failed to disclose and misrepresented, *inter alia*, the following material and adverse facts: (a) that Defendants had entered into unlawful agreements allowing the Defendant Pilgrim's private investment limited partnership and Doe Defendants to time its trading of the PBHG Mutual Funds shares; (b) that pursuant to those agreements, Defendant Pilgrim's private investment limited partnership and the Doe Defendants regularly timed the PBHG Mutual Funds; (c) that contrary to the representations in the Prospectuses, the PBHG Mutual Funds only enforced their policy against frequent traders selectively; (d) that the Defendants regularly allowed Defendant Pilgrim's private investment limited partnership and the Doe Defendants to engage in trades that were disruptive to the efficient management of the PBHG Mutual Funds and/or increased the PBHG Mutual Funds' costs, thereby reducing the PBHG Mutual Funds actual performance; and (e) the Prospectuses failed to disclose that, pursuant to the unlawful agreements,

Defendant Pilgrim's private investment limited partnership and Doe Defendants benefitted financially at the expense of PBHG Mutual Funds' investors including Plaintiff and other members of the Class.

59. At the time they purchased the PBHG Mutual Funds' shares traceable to the defective Prospectuses, Plaintiff and Class members were without knowledge of the facts concerning the false and misleading statements or omission alleged herein and could not reasonably have possessed such knowledge. This claim was brought within the applicable statute of limitations.

COUNT TWO
VIOLATIONS OF SECTION 15 OF THE SECURITIES ACT AGAINST PILGRIM BAXTER AND PBHG FUND DISTRIBUTORS AS CONTROL PERSONS

60. Plaintiff repeats and realleges each and every allegation contained above, except that for purposes of this claim, Plaintiff expressly excludes and disclaims any allegation that could be construed as alleging fraud or intentional reckless misconduct and otherwise incorporates the allegations contained above.

61. This Claim is brought pursuant to Section 15 of the Securities Act against Pilgrim Baxter and PBHG Fund Distributors as a control persons of PBHG Funds. It is appropriate to treat these Defendants as a group for pleading purposes and to presume that the false, misleading, and incomplete information conveyed in the PBHG Mutual Funds' public filings, press releases and other publications are the actions of Pilgrim Baxter and PBHG Fund Distributors.

62. PBHG Funds are liable under Section 11 of the Securities Act as set forth herein.

63. Pilgrim Baxter and PBHG Fund Distributors are "control persons" of PBHG Funds within the meaning of Section 15 of the Securities Act, by virtue of their positions of operational

control and/or ownership. At the time Plaintiff and other members of the Class purchased shares of the PBHG Mutual Funds, by virtue of the Defendants' positions of control and authority over PBHG Funds directly and indirectly, they had the power and authority, and exercised the same, to cause PBHG Funds to engage in the wrongful conduct complained of herein. PBHG Funds issued, caused to be issued, and participated in the issuance of materially false and misleading statements in the Prospectuses.

64. Pursuant to Section 15 of the Securities Act, by reason of the foregoing, Pilgrim Baxter and PBHG Fund Distributors are liable to Plaintiff and the other members of the Class for the PBHG Funds' primary violations of Section 11 of the Securities Act.

65. By virtue of the foregoing, Plaintiff and the other members of the Class are entitled to damages against Pilgrim Baxter and PBHG Fund Distributors.

COUNT THREE
VIOLATION OF SECTION 10(b) OF THE EXCHANGE ACT AND RULE 10b-5 PROMULGATED THEREUNDER AGAINST ALL DEFENDANTS

66. Plaintiff repeats and realleges each and every allegation contained above as if fully set forth herein except for Claims brought pursuant to the Securities Act.

67. During the Class Period, each of the Defendants carried out a plan, scheme and course of conduct which was intended to and, throughout the Class Period, did deceive the investing public, including Plaintiff and the other Class members, as alleged herein and caused Plaintiff and other members of the Class to purchase PBHG Mutual Funds shares or interests at distorted prices and otherwise suffered damages. In furtherance of this unlawful scheme, plan and course of conduct, Defendants, and each of them, took the actions set forth herein.

68. Defendants (i) employed devices, schemes, and artifices to defraud; (ii) made untrue statements of material fact and/or omitted to state material facts necessary to make the statements not misleading; and (iii) engaged in acts, practices, and a course of business which operated as a fraud and deceit upon the purchasers of the PBHG Mutual Funds, including Plaintiff and other members of the Class, in an effort to enrich themselves through undisclosed manipulative trading tactics by which they wrongfully appropriated PBHG Mutual Funds' assets and otherwise distorted the pricing of their securities in violation of Section 10(b) of the Exchange Act and Rule 10b-5. All Defendants are sued as primary participants in the wrongful and illegal conduct and scheme charged herein.

69. Defendants, individually and in concert, directly and indirectly, by the use, means or instrumentalities of interstate commerce and/or of the mails, engaged and participated in a continuous course of conduct to conceal adverse material information about the PBHG Mutual Funds operations, as specified herein.

70. These Defendants employed devices, schemes and artifices to defraud and a course of conduct and scheme as alleged herein to unlawfully manipulate and profit from secretly timed trading and thereby engaged in transactions, practices and a course of business which operated as a fraud and deceit upon Plaintiff and members of the Class.

71. The Defendants had actual knowledge of the misrepresentations and omissions of material facts set forth herein, or acted with reckless disregard for the truth in that they failed to ascertain and to disclose such facts, even though such facts were available to them. Such Defendants' material misrepresentations and/or omissions were done knowingly or recklessly and for the purpose and effect of concealing the truth.

72. As a result of the dissemination of the materially false and misleading information and failure to disclose material facts, as set forth above, the market prices of the PBHG Mutual Funds were distorted during the Class Period such that they did not reflect the risks and costs of the continuing course of conduct alleged herein. In ignorance of the fact that market prices of the shares were distorted, and relying directly or indirectly on the false and misleading statements made by the Defendants, or upon the integrity of the market in which the securities trade, and/or on the absence of material adverse information that was known to or recklessly disregarded by Defendants but not disclosed in public statements by Defendants during the Class Period, Plaintiff and the other members of the Class acquired the shares or interests in the PBHG Mutual Funds during the Class Period at distorted prices and were damaged thereby.

73. At the time of said misrepresentations and omissions, Plaintiff and other members of the Class were ignorant of their falsity, and believed them to be true. Had Plaintiff and the other members of the Class and the marketplace known of the truth concerning the PBHG Mutual Funds' operations, which were not disclosed by Defendants, they would not have purchased or otherwise acquired their shares or, if they had acquired such shares or other interests during the Class Period, they would not have done so at the distorted prices which they paid.

74. By virtue of the foregoing, Defendants have violated Section 10(b) of the Exchange Act, and Rule 10b-5 promulgated thereunder.

75. As a direct and proximate result of Defendants' wrongful conduct, Plaintiff and the other members of the Class suffered damages in connection with their respective purchases and sales of the PBHG Mutual Funds shares during the Class Period.

COUNT FOUR
VIOLATIONS OF SECTION 20(a) OF THE EXCHANGE ACT AGAINST HAROLD J. BAXTER, GARY L. PILGRIM, PILGRIM BAXTER, PBHG FUND DISTRIBUTORS AND PBHG FUNDS AS CONTROL PERSONS

76. Plaintiff repeats and realleges each and every allegation contained above as if fully set forth herein except for Claims brought pursuant to the Securities Act.

77. This Claim is brought pursuant to Section 20(a) of the Exchange Act against Baxter and Pilgrim as control persons of Pilgrim Baxter, PBHG Fund Distributors, PBHG Funds, and the PBHG Mutual Funds; against Pilgrim Baxter as a control person of PBHG Fund Distributors, PBHG Funds and the PBHG Mutual Funds; against PBHG Fund Distributors as a control person of PBHG Funds and the PBHG Mutual Funds; and PBHG Funds as a control person of the PBHG Mutual Funds.

78. It is appropriate to treat these Defendants as a group for pleading purposes and to presume that the materially false, misleading, and incomplete information conveyed in the PBHG Mutual Funds' public filings, press releases and other publications are the collective actions of Baxter, Pilgrim, Pilgrim Baxter, PBHG Distributors, and PBHG Funds.

79. Baxter, Pilgrim, Pilgrim Baxter, PBHG Distributors, and PBHG Funds are controlling persons of the PBHG Mutual Funds within the meaning of Section 20(a) of the Exchange Act for the reasons alleged herein. By virtue of their operational and management control of the PBHG Mutual Funds' respective businesses and systematic involvement in the fraudulent scheme alleged herein, Baxter, Pilgrim, Pilgrim Baxter, PBHG Distributors, and PBHG Funds each had the power to influence and control, and did influence and control, directly or indirectly, the decision-making and actions of the PBHG Mutual Funds, including the content and dissemination of the various

statements which contends are false and misleading. Baxter, Pilgrim, Pilgrim Baxter, PBHG Distributors, and PBHG Funds had the ability to prevent the issuance of the statements alleged to be false and misleading or cause such statements to be corrected.

80. In particular, Baxter, Pilgrim, Pilgrim Baxter, PBHG Distributors, and PBHG Funds each had direct and supervisory involvement in the operations of the PBHG Mutual Funds and, therefore, are presumed to have had the power to control or influence the particular transactions giving rise to the securities violations as alleged herein, and exercised the same.

81. As set forth above, Baxter, Pilgrim, Pilgrim Baxter, PBHG Distributors, and PBHG Funds each violated Section 10(b) and Rule 10b-5 by their acts and omissions as alleged in this complaint. By virtue of their positions as controlling persons, Baxter, Pilgrim, Pilgrim Baxter, PBHG Distributors, and PBHG Funds are liable pursuant to Section 20(a) of the Exchange Act. As a direct and proximate result of Defendants' wrongful conduct, Plaintiff and other members of the Class suffered damages in connection with their purchases of PBHG Mutual Funds securities during the Class Period.

COUNT FIVE
VIOLATIONS OF SECTION 36(a) OF THE INVESTMENT COMPANY ACT OF 1940 AGAINST ALL DEFENDANTS

82. Plaintiff repeats and realleges each and every allegation contained above as if fully set forth herein.

83. This claim for relief is brought pursuant to Section 36(a) of the Investment Company Act of 1940 against Defendants. Under Section 36(a), an implied private right of action exists. See McLachlan v. Simon, 31 F. Supp.2d 731 (N.D. Cal. 1998).

84. Under Section 36(a) of the Investment Company Act, Defendants shall be deemed

to owe a fiduciary duty to Plaintiff and other class members with respect to the receipt of fees and compensation that Defendants receive for services of a material nature.

85. Here, Defendants have devised and implemented a scheme to obtain substantial fees and other income for themselves and their affiliates by allowing Pilgrim's private investment limited partnership and the Doe Defendants to engage in timing of the PBHG Mutual Funds throughout the Class Period and in violation of their fiduciary duties to their customers, i.e., Plaintiff and class members.

86. Defendants engaged in such scheme to only benefit themselves and their affiliates by allowing Pilgrim's private investment limited partnership and the Doe Defendants to engage in timing of the PBHG Mutual Funds named herein in return for substantial fees and other income.

87. Defendants have breached the fiduciary duties they owe to Plaintiff and other class members by, among other things, devising this plan and scheme solely for its own benefit and by failing to reveal to them material facts which would allow them to make informed decisions about the true value and performance of the Fund.

88. Plaintiffs and other class members have been injured as a result of Defendants' breach of fiduciary duty and violation of Section 36(a) of the Investment Act of 1940.

COUNT SIX
VIOLATION OF SECTION 36(b) OF THE INVESTMENT COMPANY ACT OF 1940 AGAINST ALL DEFENDANTS

89. Plaintiff repeats and realleges each and every allegation contained above as if fully set forth herein.

90. This claim for relief is brought pursuant to Section 36(b) of the Investment Company Act of 1940 against Defendants.

91. Under Section 36(b) of the Investment Company Act, Defendants shall be deemed to owe a fiduciary duty to Plaintiff and other class members with respect to the receipt of fees and compensation that Defendants receive for services of a material nature.

92. Here, Defendants have devised and implemented a scheme to obtain substantial fees and other income for themselves and their affiliates by allowing Pilgrim's private investment limited partnership and the Doe Defendants to engage in timing of the PBHG Mutual Funds throughout the Class Period and in violation of their fiduciary duties to their customers, i.e., Plaintiff and class members.

93. Defendants engaged in such scheme to only benefit itself and their affiliates by allowing Pilgrim's private investment limited partnership and the Doe Defendants to engage in timing of the PBHG Mutual Funds in return for substantial fees and other income.

94. Defendants have breached the fiduciary duties it owed to Plaintiff and other Class members by, among other things, devising this plan and scheme solely for its own benefit and by failing to reveal to them material facts which would allow them to make informed decisions about the true value and performance of the Fund.

95. Plaintiff and other class members have been injured as a result of Defendants' breach of fiduciary duty and violation of Section 36(b) of the Investment Act of 1940.

COUNT SEVEN
BREACH OF FIDUCIARY DUTIES AND AIDING AND ABETTING AGAINST ALL DEFENDANTS

96. Plaintiff repeats and realleges each and every allegation contained above as if fully set forth herein.

97. Plaintiff and the Class placed their trust and confidence in Baxter, Pilgrim, Pilgrim

Baxter, PBHG Distributors, and PBHG Funds to manage the assets they invested in the PBHG Mutual Funds.

98. Plaintiff and the Class reasonably expected that Baxter, Pilgrim, Pilgrim Baxter, PBHG Distributors, and PBHG Funds would honor their obligations to them by, among other things, observing the securities laws and honoring the representations made in the PBHG Mutual Funds' Prospectuses.

99. Baxter, Pilgrim, Pilgrim Baxter, PBHG Distributors, and PBHG Funds aided and abetted by the other Defendants, who are co-conspirators, breached their fiduciary duties to the Plaintiff and the Class by violating the securities laws and breaching express and implied representations contained in the PBHG Mutual Funds' Prospectuses for the benefit of the PBHG Mutual Funds and each of the other Defendants.

100. Each of the Defendants was an active participant in the breach of fiduciary duty and participated in the breach for the purpose of advancing their own interests.

101. Plaintiff and the Class have been specially injured by Defendants' wrongdoing. For example, those class members who redeemed their shares during the Class Period received less than what they would have been entitled to had certain individuals not engaged in illegal market timing. Additionally, certain members of the Class (i.e., those who purchased their mutual fund shares legally) were treated differently than those purchasers that were market timers.

102. Baxter, Pilgrim, Pilgrim Baxter, PBHG Distributors, and PBHG Funds aided and abetted by the other Defendants, who are also co-conspirators, acted in bad-faith, for personal gain and in furtherance of their own financial advantage in connection with the wrongful conduct complained of in this complaint.

103. As a direct and proximate result of the Defendants' foregoing breaches of fiduciary duties, Plaintiff and the members of the Class have suffered damages.

104. Baxter, Pilgrim, Pilgrim Baxter, PBHG Distributors, and PBHG Funds and the other Defendants, as aiders, abettors, and co-conspirators, are each jointly and severally liable for an amount to be determined at trial.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff on behalf of himself and of the Class pray for relief and judgment, as follows:

(a) Declaring this action to be a Class action pursuant to Rule 23(a) and (b)(3) of the Federal Rules of Civil Procedure on behalf of the Class defined herein;

(b) Awarding Plaintiff and the members of the Class damages in an amount which may be proven at trial, together with interest thereon;

(c) Awarding Plaintiff and the members of the Class pre judgment and post-judgment interest, as well as their reasonable attorneys' and experts' witness fees and other costs;

(d) Awarding such other and further relief as this Court may deem just and proper including any extraordinary equitable and/or injunctive relief as permitted by law or equity to attach, impound or otherwise restrict the Defendants' assets to assure Plaintiff has an effective remedy; and

(e) Such other relief as this Court deems appropriate.

JURY TRIAL DEMANDED

Plaintiff hereby demands a trial by jury.

Dated: January 7, 2004

Respectfully submitted,

By: [signature]

SPECTOR, ROSEMAN & KODROFff
Robert M. Roseman (I.D. No. 37989)
Andrew D. Abramowitz
1818 Market Street, Suite 2500
Philadelphia, PA 19103
Tel:(215) 496-0300
Fax:(215) 496-6611

MUCH SHELIST FREED DENENBERG AMENT & RUBENSTEIN, P.C.
Carol V. Gilden
Louis Kessler
191 North Wacker Drive, Suite 1800
Chicago, IL 60606
Tel:(312) 521-2000
Fax:(312) 521-2100

CERTIFICATION OF NAMED PLAINTIFF
PURSUANT TO FEDERAL SECURITIES LAWS

I, David Roberts ("Plaintiff") declare, as to the claims asserted under the federal securities laws, that:

1. I am the plaintiff in the Complaint, and make this certification pursuant to Section 101 of the Private Securities Litigation Reform Act of 1995, and as required by Section 21D(a)(2) of Title I of the Securities Exchange Act of 1934.

2. I have reviewed the foregoing complaint filed on my behalf and on behalf of all others similarly situated, and I authorized its filing.

3. I did not purchase the security that is the subject of this action at the direction of Plaintiff's counsel or in order to participate in this private action arising under Title I of the Securities Exchange Act of 1934.

4. I am willing to serve as a representative party on behalf of the class, including providing testimony at deposition and trial, if necessary.

5. The following are all my transactions in Pilgrim Baxter & Associates, Ltd. mutual funds that are the subject of this action during the Class Period specified in the Complaint:

Fund Name	No. Of Sh. Purchased	Price Per Share	Date	Fund Name	No. Of Sh. Sold	Price Per Share	Date
See Attached							

SPECTOR, ROSEMAN & KODROFF, P.C.

6. As of the date of this Certification, I have sought to serve as a representative party on behalf of a class under Title I of the Securities Exchange Act of 1934 for the following:

(Please indicate any other class action cases in which you are or have been involved in during the prior three years.)

7. I agree not to accept any payment for serving as a representative party on behalf of the class beyond my pro rata share of any recovery, except such reasonable costs and expenses (including lost wages) directly relating to the representation of the class as ordered or approved by the Court.

8. I make this Certification without waiver of any applicable privileges and without waiver of any right to challenge the necessity for, or the constitutionality of, this Certification, or to object to the filing of this Certification on any ground whatsoever.

I declare under penalty of perjury that the matters stated in this Certification are true to the best of my knowledge, information and belief.

Executed this 21 day of the month of December, 2003.

David Roberts

SPECTOR, ROSEMAN & KODROFF, P.C.

David Roberts
PBHG Fund Transaction History

	A	B	C	D	E	F	G	H	I
37			07/17/01	(77.0000)	$28.9900	($2,232.23)		1912.1850	$122,218.60
38			08/28/01	(25.0000)	$25.2500	($631.25)		1887.1850	$121,587.35
39			09/24/01	(73.0000)	$20.4200	($1,490.66)		1814.1850	$120,096.69
40			10/22/01	(44.0000)	$22.8300	($1,004.52)		1770.1850	$119,092.17
41			11/29/01	(42.0000)	$24.4400	($1,026.48)		1728.1850	$118,065.69
42			01/24/02	(60.0000)	$23.4000	($1,404.00)		1668.1850	$116,661.69
43			03/07/02	(161.1020)	$22.6900	($3,655.40)		1507.0830	$113,006.28
44			04/23/02	(1507.0830)	$21.8200	($32,884.55)		0.0000	$80,121.73
45									
46	PBHG LIMITED	PBHG	various	791.9710	$10.1443	$8,033.99		791.9710	$8,033.99
47			12/19/99	(791.9710)	$12.3700	($9,796.68)		0.0000	($1,762.69)
48									
49	PBHG LARGE CAP 20	TROWE	05/02/00	1002.7580	$39.8900	$40,000.02		1002.7580	$40,000.02
50			12/14/00	50.0390	$29.3000	$1,466.14		1052.7970	$41,466.16
51			12/14/00	99.6460	$29.3000	$2,919.63		1152.4430	$44,385.79
52			01/25/02	(1152.4430)	$15.4400	($17,793.72)		0.0000	$26,592.07
53									
54	PBHG LARGE CAP VAL	TROWE	05/02/00	4022.5260	$12.4300	$50,000.00		4022.5260	$50,000.00
55			10/13/00	(4022.5260)	$12.9700	($52,172.16)		0.0000	($2,172.16)

UNITED STATES DISTRICT COURT
SOUTHERN DISTRICT OF NEW YORK

Doc# 1

JAMES E. SCHWARTZ, and SCOTT WALDMAN, as CUSTODIAN for JESSICA MICHELLE WALDMAN, under the New York Uniform Gifts to Minors Act, on behalf of themselves and all others similarly situated, Plaintiffs, - against - OLD MUTUAL ASSET MANAGEMENT, PILGRIM BAXTER & ASSOCIATES, LTD., PBHG FUNDS, PBHG MUTUAL FUNDS, HAROLD J. BAXTER, and GARY L. PILGRIM, Defendants.	Case No. 03 CV 10232 CLASS ACTION COMPLAINT JURY TRIAL DEMANDED

Plaintiffs, individually and on behalf of all others similarly situated, by their attorneys, allege the following based upon the investigation of their counsel, except as to allegations specifically pertaining to Plaintiffs and their counsel, which are based on personal knowledge. The investigation on behalf of Plaintiffs included, among other things, a review of the public announcements made by defendants, Securities and Exchange Commission ("SEC") filings, press releases, the complaint filed against certain defendants by the New York Attorney General, and media reports regarding defendants, which have become publicly available.

This is a class action brought on behalf of all persons, other than defendants and their affiliates, who acquired, redeemed, or owned shares of one or more of the Pilgrim Baxter family of mutual funds, between November 13, 1998 and November 12, 2003, for violations of the federal securities laws and the common law.

JURISDICTION AND VENUE

1. This action arises under Sections 11 and 15 of the Securities Act of 1933 (the "Securities Act"), 15 U.S.C. §§77(k) and 77(o), and the common law.

2. The jurisdiction of this Court is based on Section 22 of the Securities Act, 15 U.S.C. §77v; 28 U.S.C. §1331 (federal question jurisdiction); and 28 U.S.C. §1367 (supplemental jurisdiction).

3. Venue is proper in this District as many of the acts, transactions, and conduct alleged herein, including the dissemination to the investing public of the misleading statements at issue, occurred in substantial part in this District. Further, the investigation by New York Attorney General Elliot Spitzer into the mutual fund industry, relating to the unlawful practices alleged herein, was initiated and is focused in this District.

4. In connection with the acts and conduct alleged in this Complaint, the defendants, directly or indirectly, used the mails and instrumentalities of interstate commerce.

PARTIES

5. Plaintiff James E. Schwartz ("Schwartz") purchased and still holds shares of the Pilgrim Baxter Core Growth Fund, pursuant to registration statements and prospectuses therefor, as set forth in his Certification annexed hereto. Plaintiff Schwartz has been damaged by defendants' wrongful conduct as set forth below.

6. Plaintiff Scott Waldman, as Custodian for Jessica Michelle Waldman under the New York Gifts to Minors Act ("Waldman"), purchased and still holds shares of the PBHG Growth Fund, pursuant to registration statements and prospectuses therefor, as set forth in his Certification annexed hereto. Plaintiff Waldman has been damaged by defendants' wrongful conduct as set forth below.

7. Defendant Pilgrim Baxter & Associates, Ltd. ("PBHG") is the investment adviser to the PBHG Funds (defined in ¶ 9 below) and maintains offices at 1400 Liberty Ridge Drive, Wayne, Pennsylvania. PBHG is paid a monthly management fee based on the average daily net assets of the PBHG family of funds. PBHG is in control of the day-to-day management of the PBHG Mutual Funds.

8. Defendant PBHG Mutual Funds, including PBHG Growth Fund, PBHG Large Cap 20 Fund, PBHG Select Growth Fund, PBHG Core Growth Fund, and PBHG Technology and Communications Fund, are mutual funds managed by PBHG.

9. Defendant PBHG Funds is the registrant and issuer of shares of the PBHG Mutual Funds. PBHG Funds is located at 1400 Liberty Ridge Drive, Wayne, PA 19087.

10. Defendant Old Mutual Asset Management ("Old Mutual") is an indirect, wholly-owned subsidiary of Old Mutual plc, a South African-based financial services group, with operations in life assurance, asset management, banking, and general insurance. Old Mutual is the ultimate parent company of all Pilgrim Baxter Defendants (defined below), and is headquartered at 200 Clarendon Street, Boston, MA 02116.

11. Defendant Gary L. Pilgrim ("Pilgrim"), from at least 1997 until he was apparently forced to resign on November 13, 2003, was: (i) the President of PBHG; (ii) a director of PBHG; and (iii) the chief portfolio manager of the PBHG Growth Fund, PBHG Technology & Communications Fund, and PBHG Core Growth Fund. Further, he is the co-founder of Appalachian Trails, LP. ("Appalachian"), a Delaware limited partnership founded in 1995, in part, by defendant Pilgrim (and his wife) and Michael Christian. Appalachian maintains its principal place of business in Avon, Connecticut. At the time of Appalachian's formation, Pilgrim and his wife owned more than two-

thirds of the partnership.

12. Defendant Harold J. Baxter ("Baxter"), from at least 1997 until he was apparently forced to resign on November 13, 2003, was the Chairman and Chief Executive Officer of PBHG. Since 1996, he was also a Director of defendant Old Mutual. Baxter was also a trustee of defendant PBHG Funds from January 1998 until November 2003.

13. PBHG, PBHG Mutual Funds, PBHG Funds, and Old Mutual are collectively referred to herein as the "Pilgrim Baxter Defendants."

NATURE OF THE ACTION AND FACTUAL BACKGROUND

14. This class action concerns improper trading practices in the PBHG family of mutual funds, as well as the mutual fund industry as a whole. In particular, a scheme called "market timing" has been uncovered recently which has incrementally deprived investors in mutual funds of millions and potentially billions of dollars of their hard-earned monies. Mutual funds are traditionally viewed as relatively safe investments whereby risk is diffused across a spectrum of holdings of individual securities, and which have long been the repository of family savings, savings for college, and retirement. The general theory behind investing in mutual funds is that it is better to diversify than to concentrate risk, and to entrust one's funds to the management skills of trustworthy, full-time investment professionals, for a small management fee, than to undertake to manage the individual stocks oneself.

15. Mutual fund companies, such as PBHG, have allowed influential institutional investors to perpetrate a market timing scheme, which negatively impacted the defendants' other customers, in return for substantial fees and other income for themselves and their affiliates. The market timing scheme acts in a way contrary to the purposes of the federal securities laws and one

of the very backbone principles of the securities industry – ensuring that there is a level playing field for each investor, large and small.

16. On September 3, 2003, after an investigation into the mutual fund industry, the New York State Attorney General announced that a hedge fund, Canary Capital Partners, LLC ("Canary"), agreed to pay $40 million to settle charges that it invested in certain mutual funds, in exchange for an opportunity to make illegal and improper trades in the funds' shares, at the expense of the other mutual fund shareholders, with the active assistance and full complicity of the mutual funds themselves. However, as indicated by the New York Attorney General, Canary was by no means alone in participating in these schemes with mutual funds, as this practice had become rampant in the industry, though, until recently, undetected by regulators and the general investing public.

17. The scheme employed by PBHG involves the "timing" of mutual funds. "Timing" is an investment technique involving short-term, "in-and-out" trading of mutual fund shares, designed to exploit inefficiencies in the way mutual fund companies price their shares. It is widely acknowledged in the securities industry that timing inures to the detriment of long-term shareholders, and because of this well-known detrimental effect, mutual fund prospectuses – such as the prospectuses of the PBHG Mutual Funds – typically state that timing is monitored and that the funds work to prevent it. In fact, many mutual fund companies have employees (known as "timing police") charged with identifying "timers" and stopping their short-term trading activity. Nonetheless, in return for investments that will increase fund managers' fees, fund managers enter into undisclosed agreements to allow timing, making arrangements for these institutional investors, or "market timers," to be exempt from the "timing police."

18. The mutual fund registration statements and prospectuses created the misleading impression that mutual funds were vigilantly protecting investors against the negative effects of timing. In fact, the opposite was true: Managers sold the right to time their funds to large, influential institutional investors, such as Canary. The various registration statements and prospectuses were silent about these arrangements.

19. As a result of the "timing" of mutual funds, larger institutional investors, the mutual fund companies, and their intermediaries profit handsomely. The losers are unsuspecting long-term mutual fund investors. Plaintiffs are some of those investors.

Timing

20. Mutual funds are generally meant to be long-term investments. They are designed for buy-and-hold investors, and thus are the favored repository for long-term goal oriented investment accounts. In spite of this, quick-turnaround traders frequently try to trade in and out of certain mutual funds in order to exploit inefficiencies in the way they set their Net Asset Values ("NAVs").

21. Mutual funds are valued once a day, usually at 4:00 p.m. EST, when the New York market closes. The price, known as the Net Asset Value ("NAV"), reflects the closing prices of the securities comprising a fund's portfolio, along with the value of any cash maintained for the fund. A mutual fund stands ready to buy or sell ("redeem") its shares at the NAV with the public all day, any day. However, unlike a stock, the price of a mutual fund does not change during the course of the day. Accordingly, orders placed at any time during the trading day up to the 4:00 p.m. cutoff receive that day's NAV, but an order placed at 4:01 p.m. or thereafter receives the next day's NAV. This is known as "forward pricing", which became law in 1968.

22. "Timers" seek to capitalize on the fact that some funds use "stale" prices to calculate the value of securities held in their portfolio, prices which do not necessarily reflect the "fair value" of such securities as of the time the NAV is calculated. A typical example is a U.S. mutual fund that holds Japanese shares. Due to time zone differences, the Japanese market may close at 2:00 a.m. New York time. If the U.S. mutual fund manager uses the closing prices of the Japanese shares in his fund to calculate an NAV at 4:00 p.m. in New York, he is relying on market information that is fourteen hours old. Any positive market moves during the New York trading day that will likely cause the Japanese market to rise when it later opens, will not be reflected in the "stale" Japanese prices, and thus the overall fund's NAV will be artificially low. In sum, the NAV does not reflect the true current market value of the stocks the fund holds. A trader who buys the Japanese fund at the "stale" price is virtually assured of a profit that can be realized the next day by selling. This and similar strategies are known as "time zone arbitrage." Taking advantage of this kind of short-term arbitrage repeatedly in a single mutual fund is called "timing" the fund.

23. Another type of timing is possible in mutual funds containing illiquid securities such as high-yield bonds or small capitalization stocks. In such cases, the fact that some of the fund's securities may not have traded for hours before the New York closing time can render the fund's NAV stale, and thus open to being timed. This is sometimes known as "liquidity arbitrage."

The Adverse Effects of "Timing"

24. Effective market timing captures an arbitrage profit, which comes dollar-for-dollar from the pockets of the long-term investors. The timer steps in at the last minute and takes part of the buy-and-hold investors' upside when the market goes up; as a result, the next day's NAV is reduced for those who are still in the fund. Conversely, if the timer sells short on days market prices

are falling, the arbitrage has the effect of making the next day's NAV lower than it would otherwise have been, thus magnifying the losses that investors are experiencing in a declining market.

25. Besides the wealth transfer of arbitrage (known as "dilution"), timers also harm their target funds and the funds' shareholders in many other ways. They impose their transaction costs on the long-term investors. Trades necessitated by timer redemptions can also lead to realization of taxable capital gains at an undesirable time, or may result in managers having to sell stock into a falling market. As a result, fund managers often seek to minimize the disruptive impact of timers by keeping cash on hand to pay out the timers' profits without having to sell stock. However, such efforts by fund managers to counter the ill effects of "timing" on their funds do not eliminate the transfer of wealth out of the mutual fund caused by timing; they only reduce the administrative cost of those transfers. Moreover, this can also reduce the overall performance of the fund by requiring the fund manager to keep a certain amount of the funds' assets in cash at all times, thus depriving the investors of the advantages of putting that money to use in a rising market. Fund managers even enter into special investments as an attempt to "hedge" against timing activity (instead of simply refusing to allow it), thus deviating altogether from the ostensible, publicly stated investment strategy of their funds, and incurring further transaction costs.

26. Mutual fund managers are well aware of the damaging effect that timers have on their funds. Indeed, one recent study estimated that U.S. mutual funds lose $4 billion per year to timers. See Eric Zitzewitz, Who Cares About Shareholders? Arbitrage-Proofing Mutual Funds (October 2002) 35, http://faculty-gsb.stanford.edu/zitzewitz/Research/arbitrage1002.pdf. While it is virtually impossible for fund managers to identify every timing trade, large movements in and out of funds are easily apparent. Moreover, mutual fund managers have several ways of fighting back against

timers.

27. Fund managers generally have the power simply to reject timers' purchases. Many funds have also instituted short-term trading fees ("early redemption fees") that effectively wipe out the arbitrage that timers exploit. Typically, these fees go directly into the affected fund to reimburse it for the costs of short term trading. In addition, fund managers are required to update NAVs at the end of the day in New York when there have been market moves that might render the NAV stale. This is called giving the fund a "fair value", and eliminates the timer's arbitrage. As fiduciaries for their investors, mutual fund managers are obligated to use their best efforts to employ these available tools to protect their customers from the dilution that timing causes.

<u>Improper Implementation of "Timing"</u>

28. Notwithstanding the clear harm that timing causes and the relative ease of implementing controls to prevent large-scale timing, fund managers sometimes succumb to incentives to allow their fund to be timed. Typically, a single management company sets up a number of mutual funds to form a family. While each mutual fund is in fact its own company, as a practical matter, the management company runs it. The portfolio managers who make the investment decisions for the funds and the executives to whom they report are all typically employees of the management company, not the mutual funds themselves. Still, the management company and its trustees owe fiduciary duties to each fund and each investor.

29. The management company makes its profit from fees it charges the funds for financial advice and other services. Such fees are typically a percentage of the assets in the fund, so the more assets in the family of funds, the more money the manager makes. Knowing this, the timer frequently offers the manager more assets in exchange for the right to time. Fund managers have

caved in to temptation and allowed investors in the target funds to be hurt in exchange for additional money in their own pockets in the form of higher management fees.

30. Under "timing" schemes, larger institutional investors agree with mutual fund managers on the target funds to be timed, then move money among those funds and another "resting place," such as a money market or similar fund in the same family. By keeping their money – often many millions of dollars – in the mutual fund family, the larger investor assures the manager that he or she will receive management and other fees on the amount. Moreover, the manager will sometimes waive any applicable early redemption fees, thus directly depriving the fund of money that would have partially reimbursed the fund for the impact of timing.

31. As an additional inducement for allowing the timing, fund managers often receive "sticky assets." These are typically long-term investments made not in the mutual fund in which the timing activity is permitted, but in one of the fund manager's financial vehicles (*e.g.*, a bond or hedge fund run by the manager) that assures a steady flow of fees to the manager.

32. As for PBHG, its prospectuses falsely stated that it actively safeguarded shareholders from the harmful effects of timing. Specifically, in language that typically appeared in PBHG's prospectuses, including the August 11, 2003 prospectus for the PBHG Growth Fund, PBHG stated that:

> Exchange Between Funds
>
> You may exchange some or all PBHG Class Shares of a Fund for PBHG Class Shares of any other PBHG Fund that has PBHG Class Shares. PBHG Class Shares of a Fund may not be exchanged for shares of any other Class of a Fund ... Except for the 2 redemption/exchange fee discussed above for the IRA Capital Preservation Fund, there is currently no fee for exchanges; however, a Fund may change or terminate this privilege on 60 days' notice.

> Please note that exchanges into the PBHG Cash Reserves Fund from another PBHG Fund may be made only four (4) times a year.
>
> Redemption/Exchange Fee for IRA Capital Preservation Fund
>
> The IRA Capital Preservation Fund will deduct 2.00% redemption/exchange fee from the redemption or exchange proceeds of any shareholder redeeming or exchanging shares of the Fund held for less than twelve months....
>
> ...The Fund charges the redemption/exchange fee to help minimize the impact the redemption or exchange may have on the performance of the Fund, to facilitate Fund management and to offset certain transaction costs and other expenses the Fund incurs because of the redemption or exchange. <u>The Fund also charges the redemption/exchange fee to discourage market timing activity by those shareholders initiating redemption or exchanges to take advantage of short-term market movements</u>. [Emphasis added.]

33. The prospectuses, however, failed to disclose that PBHG was allowing certain investors to time certain funds. That is, until November 13, 2003, when defendants filed a prospectus supplement with the SEC, revealing the market timing activity in PBHG Mutual Funds:

> In connection with an examination of active trading of mutual fund shares by the United States Securities and Exchange Commission ("SEC") and the New York Attorney General ("NYAG"), Pilgrim Baxter received inquiries and subpoenas for documents from those agencies. Pilgrim Baxter retained independent counsel to assist in responding to these inquiries and to conduct a thorough and independent examination of mutual find shareholder trading practices in the PBHG Fund Family. This internal examination revealed that Mr. Pilgrim had a significant but passive investment in a private investment limited partnership, unaffiliated with Pilgrim Baxter, that actively purchased and redeemed shares of certain PBHG Funds and other mutual finds. This partnership's investment activity in the PBHG Funds was limited to the period from March 2000 to December 2001. Mr. Baxter had knowledge of Mr. Pilgrim's investment and that the limited partnership was actively trading in PBHG Fund shares. The internal investigation is ongoing and counsel will report the results of such examination to the PBHG Board

of Trustees. In addition, Pilgrim Baxter and the PBHG Fund Family are continuing to cooperate filly with the SEC and the NYAG with respect to their examination of these matters.

Pilgrim Baxter determined that certain corrective measures were appropriate relating to the PBHG Fund Family's shareholder trading policies and practices. As a result Pilgrim Baxter has informed the PBHG Fund Family that: (1) Mr. Pilgrim will contribute to the PBHG Funds all personal profits he received from his investment in the limited partnership for the period March, 2000 to December, 2001; (2) Pilgrim Baxter will reimburse to PBHG Funds management fees earned which were attributable to that limited partnership's investment in PBHG Funds; (3) Pilgrim Baxter will retain an independent accounting firm to conduct a separate review of the adequacy of internal controls and procedures affecting processes and functions critical to the investment management and administration of [the] PBHG Fund Family; and (4) Pilgrim Baxter's current practices of attempting to prevent market timing activity in the PBHG Fund Family will be formally adopted as policies and disclosed in the PBHG Fund Family prospectus.

34. That same day, defendants Pilgrim and Baxter were apparently forced to resign.

CLASS ACTION ALLEGATIONS

35. Plaintiff Waldman, as custodian for (and on behalf of) Jessica Michelle Waldman under the New York Uniform Gifts Act, and Plaintiff Schwartz bring this class action pursuant to Rule 23 of the Federal Rules of Civil Procedure on behalf of all persons, other than defendants and their affiliates, who acquired, redeemed, or owned shares in the PBHG Mutual Funds, between November 13, 1998 and November 12, 2003 (the "Class Period"), pursuant to prospectuses, and were damaged by defendants' wrongful conduct described herein (the "Class").

36. Members of the Class are so numerous that joinder of all members is impracticable. While the exact number of Class members is unknown to Plaintiffs at this time and only can be ascertained through appropriate discovery, Plaintiffs believe there are thousands of Class members

who acquired, redeemed, or held shares of the PBHG Mutual Funds during the Class Period. Currently, PBHG manages approximately $7.5 billion in assets, held by thousands of holders of record.

37. Common questions of law and fact exist as to all Class members and predominate over any questions affecting only individual members of the Class. Among the common questions of law and fact are:

(a) Whether the federal securities laws were violated by defendants' acts as alleged herein;

(b) Whether the registration statements and prospectuses at issue omitted and/or misrepresented material facts about the offering of shares in the PBHG Mutual Funds; the management, operations, and policies relating to the exchange and/or trading activity of these funds; market timing relating to the funds; and redemption fees relating to the funds;

(c) Whether defendants breached their fiduciary duties to Plaintiffs and the Class;

(d) Whether defendants participated in the course of conduct complained of herein; and

(e) Whether Plaintiffs and the other members of the Class sustained damages because of defendants' conduct, and if so, the appropriate measure of such damages.

38. Plaintiffs' claims are typical of the claims of the other members of the Class. Plaintiffs and the other Class members have sustained damages that arise from, and were caused by, defendants' unlawful activities alleged herein. Plaintiffs do not have interests antagonistic to, or in conflict with, the other members of the Class.

39. Plaintiffs will fairly and adequately protect the interests of the other members of the Class and has retained competent counsel experienced in class and securities litigation to prosecute this action vigorously.

40. A class action is superior to other available methods for the fair and efficient adjudication of this controversy. Plaintiffs know of no difficulty to be encountered in the management of this action that would preclude its maintenance as a class action. Furthermore, since the damages suffered by individual members of the Class may be relatively small, the expense and burden of individual litigation make it impracticable for the members of the Class to seek redress individually for the wrongs they have suffered.

SUBSTANTIVE ALLEGATIONS

41. On November 13, 2003, before the market opened, defendant PBHG sent a letter to the shareholders of the PBHG Mutual Funds, stating that defendants Pilgrim and Baxter resigned their positions at PBHG because of an investigation into their participation in market timing activities by the Securities and Exchange Commission ("SEC") and the New York Attorney General's Office.

42. Subsequently, on November 20, 2003, the SEC and the New York State Attorney General announced that they filed civil charges against defendants Pilgrim and Baxter. According to Eliot Spitzer, the New York Attorney General, Pilgrim and Baxter let favored investors time the PBHG Mutual Funds beginning in 1998, including Appalachian – co-founded by defendant Pilgrim (and his wife) and Christian – and Wall Street Discount Corporation (" WSDC") – a broker-dealer run by Alan Lederfeind, a friend of defendant Baxter.

43. From at least 1998 until at least December 2001, numerous investors market timed PBHG funds with the knowledge of, and in some cases, outright permission from defendants. According to the New York State Attorney General, an internal PBHG "Timer Activity Summary" reflects that as of April 20, 2001, investments by entities engaged in market timing activities

reached:

(i) in excess of $385 million in the PBHG Growth Fund comprising nearly 11% of the assets of the fund;

(ii) in excess of $91 million in the PBHG Technology & Communications Fund comprising nearly 7.5% of the fund's assets; and

(iii) $53 million in the PBHG Emerging Growth Fund comprising nearly 8% of the fund's assets.

By July 12, 2001, timer assets in the PBHG Growth Fund had ballooned to more than $466 million or nearly 14% of fund assets.

44. Defendants' first recognized the harmful effects of market timing in an anti-market timing policy drafted in 1998, after PBHG portfolio managers had complained to PBHG senior management about the disruptive effect of market timing activities. The policy and the PBHG prospectuses limited shareholders to four (4) exchanges annually from any of the PBHG funds to the PBHG Cash Reserves Fund (a money market fund). In addition, the PBHG family of funds established a team of "timing police," whose members were directed to research market timing activities, run reports to identify market timers, and issue instructions to PBHG's transfer agent to put an end to the market timing activity.

45. A June 16, 1998 document, called "MARKET TIMER POLICY," articulated some of the harm that market timers can cause long-term shareholders:

> Effective immediately, The PBHG Funds, Inc. (the "Fund") will institute a policy with respect to market timers. Exchange orders will not be accepted from any shareholder that is identified as a market timer. Market timers are shareholders that process more than four exchanges in and out of the Cash Reserves Money Market, or are exchanging from one fund to another. Market timers can have a significant impact on a portfolio manager's ability to effectively manage the assets of their funds. Portfolio activity generated by these cash flows can create capital gains and/or

> losses which result from the buying and selling of stock to cover the cash flows and generate additional transaction costs that are passed along to all of the underlying shareholders. These transactions also generate additional transaction cost [sic], which are passed along to all of the underlying shareholders. Therefore, the Fund implemented this procedure to protect the best interest of its long-term shareholders.

46. In June 1998, defendants started to combat market timing and revoked the exchange privileges of approximately 100 shareholders who had exceeded the four exchange per year limitation. But defendants expressly exempted WSDC, a New York-based broker dealer managed by Alan Lederfeind, from the four exchange per year limitation. Lederfeind was a close personal friend of defendant Baxter, who managed hedge funds and others had other clients of WSDC who engaged in market timing.

47. After this date, PBHG made some attempts to discourage market timers other than WSDC's clients. In 2000, defendants began to allow the Appalachian Trails Hedge Fund – in which defendant Pilgrim was an investor – to time the PBHG funds.

48. In late Summer or early Fall of 2001, defendants had begun a renewed campaign to shut down timing activity in PBHG funds. As one member of the timing police force phrased it, PBHG was engaged in a "war on financial terrorists (a.k.a., Timers)." While the timing police waged war on all other timers and shut them out of PBHG funds, the special relationship between WSDC and Appalachian and PBHG prevailed again. Appalachian and clients of WSDC were again exempted from the four exchange rule.

49. The reported express purpose of Appalachian's formation was to engage in market timing of mutual funds using a variety of sophisticated computer models and other methodologies. Appalachian's organizational documents state that its assets will be moved:

from a fully-invested position in selected stock mutual funds to a fully-invested position in selected fixed-income funds, when the General Partner interprets by its indicators that current risk is greater than return. When the potential return exceeds indicated risk, the General Partner will move the Fund's assets from a fully protected [position in] fixed income funds to a fully invested position in selected stock mutual funds to participate in anticipated market advances.

50. The organizational documents further state that between ten and fifty exchanges per year between fixed income funds and stock mutual funds were anticipated to execute Appalachian's investment strategy. The purpose of so many exchanges was to reduce stock market risk without eliminating Appalachian's ability to participate in upward movements by the stock funds. The organizational documents explain the all-important ability to make numerous exchanges as follows:

> In any given year the assets of the Fund have been invested in stock specific mutual funds slightly less than 50% of the time ... [and] thus invested in fixed income mutual funds slightly greater than 50% of the time ... The reduced exposure to the stock mutual funds and in the increased exposure to fixed-income mutual funds has resulted in a dramatic reduction of overall stock market risk with little or no loss in upside exposure because of the overall accuracy of our approach. The added advantage to this approach has been that during a rising interest rate environment, we benefitted from those higher rates during the time we were invested in fixed-income mutual funds....

To secure the ability to exchange frequently between money market and equity funds at PBHG, Appalachian ultimately went to Gary Pilgrim.

51. In 2000, defendant Pilgrim, with the knowledge and consent of defendant Baxter, granted Appalachian a special dispensation from the rules that applied to PBHG's shareholders generally to market time, at the very least, the PBHG Growth Fund and the PBHG Technology & Communications Fund.

52. During the period from March 2000 through December 2001, Appalachian traded feverishly in and out of PBHG Growth Fund, which was managed by defendant Pilgrim. During that

period, Appalachian made in excess of forty exchanges into the PBHG Growth Fund and then back out to the PBHG Cash Reserves Fund. Exchanges sometimes exceeded $30,000,000. The aggregate volume of trading during this period amounted to approximately $1.2 billion.

53. During 2001, Appalachian made in excess of fifty exchanges into the PBHG Growth Fund and then back out to the PBHG Cash Reserves Fund. A given exchange during this period sometimes exceeded $50,000,000. The aggregate volume of trading during this period amounted to approximately $2.2 billion.

54. Appalachian earned millions of dollars by market timing the PBHG Growth Fund during 2000 and 2001. Appalachian's trading activity in the PBHG Growth Fund diluted the fund's long term shareholders and resulted in other harm including increased transaction costs.

55. On the other hand, a shareholder who "maintained a long term investments perspective" – as investors were encouraged to do in the PBHG prospectuses – and held the PBHG Growth Fund during the time frame of Appalachian's trading in 2000 and 2001 would have lost over 60% of his or her investment in 2000 and over 26% in 2001.

56. During the period from February 2001 to April 2001, Appalachian made 8 exchanges between the PBHG Technology & Communications Fund and the PBHG Cash Reserves Fund. A given exchange during this period was as large as $20 million. The aggregate volume of trading during this period amounted to approximately $127 million.

57. A shareholder who held the PBHG Technology & Communications Fund during the time frame of Appalachian's trading in 2001 would have lost over 19% of his investment.

58. Appalachian's trading activity diluted and caused other harm to the long term shareholders of the PBHG funds. Defendant Pilgrim, on the other hand, was a winner. His (and his

wife's) share of Appalachian's profits from trading in the PBHG Growth Fund and PBHG Technology & Communications Fund from 2000 to 2001 was substantial.

59. Wall Street Discount Corporation received similar treatment. In fact, the special market timing permission given by defendants to WSDC is expressly set forth in a June 22, 1998 PBHG memorandum that memorialized the discussions of PBHG's senior management. Among others, the memo was addressed to defendant Harold Baxter, a trustee of the PBHG Trust and CEO of PBHG.

60. The memorandum states:

> Pursuant to our recent discussions and increased complaints from the portfolio managers, we have developed and are prepared to implement PBHG's Timer Policy. Shareholders that are found to be exchanging between funds or buying and selling shares (in the same dollar amount) more than four times in a twelve month period will have their exchange and/or telephone purchase privileges revoked .... Currently we have identified about 100 timers with approximately $55,000,000 in assets across all funds. Approximately $35,000,000 of theses [sic] assets are attributable to accounts managed by Alan Lederfeind. We have exempted Mr. Lederfeind's accounts from the policy with the understanding that he can only trade in the Growth, Emerging Growth and Technology & Communications Funds....

61. Lederfeind introduced at least one of his market timing clients to defendant Baxter and suggested that the timer make a "sticky asset" investment in a new PBHG fund that was being launched. WSDC also transmitted the portfolio holding so certain PBHG funds that it had received from PBHG to at least one of its timing clients. The portfolio holdings were used by the timer to facilitate its market timing strategy.

62. In May 2000, a PBHG employee complained about the disruptive effect timing activity was having:

> Have you talked to Mr. Baxter about Alan's timer yet? I'm not sure if this $100 MM is from Wall Street Discount but it is really a disruptive amount of money. I

wouldn't keep hounding you about it if the size was not close to 10% of the total assets. Is there anything we can do to slow it down or make it smaller?

63. Nevertheless, PBHG did not rescind the express permission given to Lederfeind's clients to market time the PBHG Mutual Funds.

64. In addition to Appalachian and clients of WSDC, there were numerous other entities that market timed PBHG funds with the express permission or tacit approval of defendants. In a December 8, 2000 e-mail, after receiving a report related to suspected timing activity, a member of the PBHG timing police wrote:

> What I am trying to get here is a picture of the timers using our funds. I estimate that there is about $500-$600 million of money that moves between the Cash and Equity Funds frequently. It can be tied to only a few accounts.

As of April 20, 2001, an internal PBHG document reflects that timing assets in all PBHG funds amounted to more than $573 million.

65. The trading activity of market timers other than Appalachian and clients of WSDC diluted and caused other harm to the long term shareholders of the PBHG Mutual Funds.

66. Even after PBHG started a renewed effort in late 2001 to rid timers from its funds, defendants exempted Appalachian and the clients of WSDC from the timing policy and four exchange per year limitation.

67. A PBHG Project Status Report dated September 30, 2001 reflects this continuing exception:

> PBHG Fund Services and PBHG Shareholder Services, with the help of DST Systems, participated in creating and began enforcing a new PBHG Funds Timer Policy. The new policy eliminated the majority of timing activity previously experienced by the Funds but allows controlled timing initiated by two institutions.

Those two institutions were Appalachian and WSDC.

68. An August 16, 2001 e-mail confirms the exception for the clients of WSDC:

> PBHG Funds had made a decision to not allow market timers to trade in the PBHG Family of Funds. PBHG constitutes market timing to be more than 3 trades in and out of an equity fund within a calendar year. PBHG has identified that the below Investec Ernst and Company accounts to have shown [sic] a recent history of market timing .... These accounts have been suspended from trading with PBHG. PBHG is asking Investec Ernst and Company to stop all market timing activity. The only exception to this request is Wall Street Discount, they may continue to trade freely....

69. Defendants also granted continuing permission to time PBHG funds to Appalachian, Christian, and to several other entities to which Christian was linked. In an e-mail on August 15, 2001, one PBHG employee queried:

> Mr. Christian is also linked to [other entities]. I assume they should be left alone. Please advise....

Another employee responded:

> Yes, for now. I need to look at the total value of all his accounts, as I was unaware of the connection. Can you tell me how much money he has in total and the amount he is trading in each fund?

70. At the same time as defendants granted exceptions to WSDC and Christian, PBHG actively shut down other timers. For example, an October 31, 2001 e-mail to a broker dealer states:

> The PBHG Funds has recently reaffirmed their commitment to prevent market timing activity in their family of funds. They consider more than three trades in and out of an equity fund within a calendar year to be detrimental and excessive market timing. The accounts/representatives listed below have been identified as market timers and will no longer be permitted to purchase PBHG fund shares. Please also be advised that any future attempts at market timing by these individuals, or any other representative of your firm, may result in suspensions of entire branch and dealership relationships.

71. Nevertheless, Appalachian, Christian, and the clients of WSDC were expressly permitted to market time PBHG funds until December 2001.

72. PBHG's prospectuses falsely stated that it actively safeguarded shareholders from the harmful effects of timing. Specifically, in language that typically appeared in PBHG's prospectuses, including the August 11, 2003 prospectuses for the PBHG Growth Fund, PBHG stated that:

> Exchange Between Funds
>
> You may exchange some or all PBHG Class Shares of a Fund for PBHG Class Shares of any other PBHG Fund that has PBHG Class Shares. PBHG Class Shares of a Fund may not be exchanged for sharer of any other Class of a Fund ... Except for the 2 redemption/exchange fee discussed above for the IRA Capital Preservation Fund, there is currently no fee for exchanges; however, a Fund may change or terminate this privilege on 60 days' notice. Please note that exchanges into the PBHG Cash Reserves Fund from another PBHG Fund may be made only four (4) times a year.
>
> Redemption/Exchange Fee for IRA Capital Preservation Fund
>
> The IRA Capital Preservation Fund will deduct 2.00% redemption/exchange fee from the redemption or exchange proceeds of any shareholder redeeming or exchanging shares of the Fund held for less than twelve months....
>
> ...The Fund charges the redemption/exchange fee to help minimize the impact the redemption or exchange may have on the performance of the Fund, to facilitate Fund management and to offset certain transaction costs and other expenses the Fund incurs because of the redemption or exchange. <u>The Fund also charges the redemption/exchange fee to discourage market timing activity by those shareholders initiating redemption or exchanges to take advantage of short-term market movements</u>. [Emphasis added.]

73. The prospectuses, however, failed to disclose that PBHG was allowing certain investors to time certain funds. That is, until November 13, 2003, when defendants filed a prospectus supplement with the SEC, revealing the market timing activity in PBHG Mutual Funds:

> In connection with an examination of active trading of mutual fund shares by the United States Securities and Exchange Commission ("SEC") and the New York Attorney General ("NYAG"), Pilgrim Baxter received inquiries and subpoenas for documents from those agencies. Pilgrim Baxter retained independent counsel to assist in responding to these inquiries and to conduct a thorough and independent examination of mutual fund shareholder trading practices in the PBHG Fund Family. This internal examination revealed that Mr. Pilgrim had a significant but passive investment in a private investment limited partnership, unaffiliated with Pilgrim Baxter, that actively purchased and redeemed shares of certain PBHG Funds and other mutual funds. This partnership's investment activity in the PBHG Funds was limited to the period from March 2000 to December 2001. Mr. Baxter had knowledge of Mr. Pilgrim's investment and that the limited partnership was actively trading in PBHG Fund shares. The internal investigation is ongoing and counsel will report the results of such examination to the PBHG Board of Trustees. In addition, Pilgrim Baxter and the PBHG Fund Family are continuing to cooperate fully with the SEC and the NYAG with respect to their examination of these matters.
>
> Pilgrim Baxter determined that certain corrective measures were appropriate relating to the PBHG Fund Family's shareholder trading policies and practices. As a result Pilgrim Baxter has informed the PBHG Fund Family that: (1) Mr. Pilgrim will contribute to the PBHG Funds all personal profits he received from his investment in the limited partnership for the period March, 2000 to December, 2001; (2) Pilgrim Baxter will reimburse to PBHG Funds management fees earned which were attributable to that limited partnership's investment in PBHG Funds; (3) Pilgrim Baxter will retain an independent accounting firm to conduct a separate review of the adequacy of internal controls and procedures affecting processes and functions critical to the investment management and administration of PBHG Fund Family; and (4) Pilgrim Baxter's current practices of attempting to prevent market timing activity in the PBHG Fund Family will be formally adopted as policies and disclosed in the PBHG Fund Family prospectus.

74. The registration statements, prospectuses, and other public documents issued in the name of the PBHG Mutual Funds were false and misleading because, contrary to the representations in these public documents, the defendants permitted or otherwise disregarded the conducting of

frequent market timing transactions by certain institutional investors, including Appalachian and WSDC.

COUNT I

AGAINST DEFENDANTS FOR VIOLATIONS OF SECTION 11 OF THE SECURITIES ACT

75. Plaintiffs repeat and reallege the allegations above as if fully set forth herein.

76. This Count is brought against the defendants by Plaintiffs pursuant to Section 11 of the Securities Act, 15 U.S.C. § 77k, on behalf of all persons, other than defendants and their affiliates, who acquired, redeemed or owned shares of PBHG Mutual Funds between November 13, 1998 and November 12, 2003, pursuant to the registration statements and prospectuses for such funds.

77. The registration statements and prospectuses for the PBHG Mutual Funds, when effective, contained false and misleading statements of material fact, and omitted to state facts necessary to make the statements made therein not materially false and misleading, and concealed and failed adequately to disclose material facts as described above. In particular, the registration statements and prospectuses did not warn investors that defendants permitted certain institutional investors to conduct market timing and/or disregarded such market timing and, indeed, led investors to believe the opposite to be true – namely, that market timing was strictly monitored and prohibited.

78. Defendants were responsible for the contents and dissemination of the registration statements and prospectuses for the PBHG Mutual Funds. Defendants are the issuers of securities within the meaning of Section 11 of the Securities Act.

79. The matters detailed above would have been material to a reasonable person

reviewing the registration statements and prospectuses disseminated with respect to the PBHG Mutual Funds.

80. None of the defendants made a reasonable investigation or possessed reasonable grounds for the belief that the registration statements and prospectuses for the PBHG Mutual Funds contained no false and misleading statements, or omissions of material fact necessary to make the statements made therein not misleading.

81. Class members acquired shares issued pursuant to the registration statements and prospectuses of the PBHG Mutual Funds, and acquired shares without knowledge of the untruths or omissions alleged herein. Plaintiffs and the Class were, consequently, damaged by defendants' violations of §11 of the Securities Act.

82. By virtue of the foregoing, defendants violated § 11 of the Securities Act.

COUNT II

AGAINST DEFENDANTS PILGRIM BAXTER, PBHG, AND OLD MUTUAL FOR VIOLATIONS OF SECTION 15 OF THE SECURITIES ACT

83. Plaintiffs repeats and realleges each and every allegation above, as if set forth in full herein.

84. Defendants Pilgrim Baxter, PBHG, and Old Mutual acted as controlling persons of PBHG Funds, the registrant and issuer of the PBHG Mutual Funds, within the meaning of Section 15 of the Securities Act as alleged herein.

85. By virtue of, inter alia, their positions and/or ownership interests, Pilgrim Baxter, PBHG, and Old Mutual had the power to influence and control, and did influence and control, directly or indirectly, PBHG Funds, the registrant and issuer of the PBHG Mutual Funds, and

possessed the power and/or ability to control each of the wrongful acts and practices complained of herein, including the content and dissemination of the various statements which Plaintiffs contends are false and misleading.

86. As set forth above, these defendants violated Section 11 by their acts and omissions as alleged herein. As a direct and proximate result of defendants' wrongful conduct, Plaintiffs and the other members of the Class suffered damages in connection with their purchases of the shares of the PBHG Mutual Funds.

COUNT III

AGAINST ALL DEFENDANTS FOR BREACH OF FIDUCIARY DUTY

87. Plaintiffs repeat and reallege each of the foregoing allegations as if fully set forth herein.

88. Defendants, as supervisors, managers, and advisors of the PBHG Mutual Funds, for the benefit of said funds' shareholders, owed these funds and their shareholders the highest duties of candor, due care, and loyalty in order to satisfy the fiduciary duties imposed upon them by application of common law principles.

89. Defendants breached their fiduciary duties of complete candor, due care, and loyalty by: (i) participating in and/or failing to prevent or terminate the mutual fund trading scheme alleged herein; (ii) failing to establish and/or maintain internal controls sufficient to ensure that defendants would not engage in transactions which were wholly inappropriate and inconsistent with the investment needs and best interests of the shareholders of those funds, and/or profited defendants and/or third parties, at the expense of the shareholders, and caused such shareholders financial harm, as described above; (iii) issuing false and misleading statements in the registration statements and

prospectuses for the PBHG Mutual Funds; and/or failing to disclose the market timing activities defendants were permitting, disregarding, or otherwise failing to prevent.

90. Defendants breached their fiduciary duties of complete candor, due care, and loyalty when they caused materially incomplete and misleading registration statements and prospectuses to be prepared and disseminated to all Class members, as detailed above.

91. Defendants' breaches of fiduciary duty caused damage to the shareholders of the PBHG Mutual Funds, who acquired, redeemed, or owned such shares during the Class Period, in the manner described above. Among other things, as set forth above, profits made by the market timers came at the expense of the long-term investors in the PBHG Mutual Funds.

WHEREFORE, Plaintiffs pray for relief and judgment, as follows:

(a) Determining that this action is a proper class action, designating Plaintiffs as Lead Plaintiffs and certifying Plaintiffs as Class representatives under Rule 23 of the Federal Rules of Civil Procedure and their counsel as Lead Counsel;

(b) Awarding compensatory damages in favor of Plaintiffs and the other Class members against all defendants for all damages sustained as a result of defendants' wrongdoing, in an amount to be proven at trial, including interest thereon;

(c) Awarding Plaintiffs and the Class their reasonable costs and expenses incurred in this Action, including counsel fees and expert fees;

(d) Enjoining any such further wrongful conduct as alleged herein; and

(e) Such other and further relief as the Court may deem just and proper.

JURY DEMAND

Plaintiffs hereby demand a trial by jury.

Dated: New York, New York
December 24, 2003

WOLF POPPER LLP

By: [signature]

Marian P. Rosner (MR0410)
Robert C. Finkel (RF2373)
Andrew E. Lencyk (AL4329)
845 Third Avenue
New York, NY 10022-6689
Telephone (212) 759-4600
Facsimile (212) 486-2093

NAPOLI, KAISER & BERN, LLP
Paul Napoli
115 Broadway
New York, NY 10006
Telephone (212) 267-3700
Facsimile (212) 513-7320

STRAUS & BOIES, LLP
David Boies III
Kenneth G. Walsh
333 Main Street, Suite 300
Armonk, NY 10540

Attorneys for Plaintiffs

PLAINTIFF CERTIFICATION

I, James E. Schwartz, hereby state:

1. I have reviewed the complaint against PBHG Funds, and other defendants, and have authorized the filing of the complaint and/or lead plaintiff motion on my behalf by Wolf Popper LLP.

2. I did not purchase any shares of PBHG Funds at the direction of counsel or in order to participate in this private action.

3. I am willing to serve as a representative party on behalf of a class, including providing testimony at deposition and trial, if necessary.

4. The following includes all of my transactions in shares of the Pilgrim Baxter Core Growth Fund during the Class Period as defined in the Complaint:

TRANSACTION (PURCHASE, SALE, EXCHANGE, CALL, PUT, ETC.)	TRADE DATE	PRICE	QUANTITY
Purchase	5/14/96	13.96	101.698
Sale	10/16/01	10.27	115.423

5. I have not filed any action as a representative party on behalf of a class under the federal securities laws during the last three years.

6. I will not accept any payment for serving as a representative party on behalf of a class except to receive my pro rata share of any recovery, or as ordered or approved by the Court, including the award to a representative party of reasonable costs and expenses including lost wages relating to the representation of the class.

I declare under penalty of perjury that the foregoing is true and correct.

Executed this 22nd day of December 2003

James E. Schwartz

PLAINTIFF CERTIFICATION

I, Scott G. Waldman, hereby state:

1. I have reviewed a draft of the complaint against the Pilgrim Baxter family of mutual funds in the action styled Waldman, as Custodian for Jessica Michelle Waldman, under the New York Uniform Gift to Minors Act v. Old Mutual Asset Management, et al., to be filed in the U.S. District Court for the Southern District of New York, and have authorized the filing of a similar complaint and/or lead plaintiff motion on my behalf by Wolf Popper LLP.

2. I am willing to serve as a representative party on behalf of a class, including providing testimony at deposition and trial, if necessary.

3. I currently hold 288.97 shares in the Pilgrim Baxter PBHG Growth Fund at a market price of $16.68 per share and have held such shares throughout the relevant period.

4. I did not purchase these securities at the direction of my counsel, nor in order to participate in this private action.

5. Less than two weeks ago, I sought to serve as representative on behalf of a class in a factually related case involving another mutual fund company, Alliance Capital Management. I have not sought to serve, or otherwise served as, a representative party on behalf of a class in any other action under the federal securities laws filed during the last 3 years.

6. I will not accept any payment for serving as a representative party on behalf of the Class beyond my pro rata share of any possible recovery, except for an award, as ordered or approved by the Court, for reasonable costs and expenses (including lost wages) directly relating to my representation of the Class.

Signed under penalty of perjury this 17 day of December, 2003.

[signature]

Doc#: 139032

UNITED STATES DISTRICT COURT
EASTERN DISTRICT OF PENNSYLVANIA

STEPHEN CAREY, Individually and On Behalf of All Others Similarly Situated,	**CIVIL ACTION NO.**
Plaintiff,	
vs.	CLASS ACTION COMPLAINT
PILGRIM BAXTER & ASSOCIATES, LTD., PBHG FUND DISTRIBUTORS, PBHG FUNDS, HAROLD J. BAXTER, GARY L. PILGRIM, PBHG GROWTH FUND, PBHG EMERGING GROWTH FUND, PBHG LARGE CAP GROWTH FUND, PBHG SELECT GROWTH FUND, PBHG FOCUSED VALUE FUND, PBHG LARGE CAP VALUE FUND, PBHG MID-CAP VALUE FUND, PBHG SELECT EQUITY FUND, PBHG SMALL CAP VALUE FUND, PBHG LARGE CAP 20 FUND, PBHG STRATEGIC SMALL COMPANY FUND, PBHG DISCIPLINED EQUITY FUND, PBHG LARGE CAP FUND, PBHG MID-CAP FUND, PBHG SMALL CAP FUND, PBHG CLIPPER FOCUS FUND, PBHG SMALL CAP VALUE FUND, TS&W SMALL CAP VALUE FUND, LLC, PBHG REIT FUND, PBHG TECHNOLOGY & COMMUNICATIONS FUND, PBHG IRA CAPITAL PRESERVATION FUND, PBHG INTERMEDIATE FIXED INCOME FUND, PBHG CASH RESERVES FUND, and DOES 1 - 100,	**<u>JURY TRIAL DEMANDED</u>**
Defendants.	

Plaintiff, Stephen Carey ("Plaintiff"), individually and on behalf of all other persons similarly situated, by his undersigned attorneys, for his complaint against defendants, alleges the following based upon personal knowledge as to himself and his own acts, and information and belief as to all other matters, based upon, *inter alia*, the investigation conducted by and through his attorneys, which included, among other things, a review of the defendants' public documents, conference calls and announcements made by defendants, United States Securities and Exchange Commission ("SEC") filings, wire and press releases published by and regarding the PBHG Family of Mutual Funds and advisories about the funds, and information readily obtainable on the Internet. Plaintiff believes that substantial evidentiary support will exist for the allegations set forth herein after a reasonable opportunity for discovery.

NATURE OF THE ACTION

1. This is a class action on behalf of a class (the "Class") of all purchasers, redeemers and holders of PBHG family of funds (as defined below), who purchased, held, or otherwise acquired shares between November 13, 1998 and November 13, 2003 (the "Class Period"), seeking to pursue remedies under the Securities Act of 1933 (the "Securities Act"), the Securities Exchange Act of 1934 (the "Exchange Act"), the Investment Company Act of 1940 (the "Investment Company Act"), and for common law breach of fiduciary duties.

JURISDICTION AND VENUE

2. The claims asserted herein arise under and pursuant to Sections 10(b), and 20(a) of the Exchange Act, [15 U.S.C. §§ 78j(b) and 78t(a)], and Rule 10b-5 promulgated thereunder [17 C.F.R. §240.10b-5]. Additionally, this action arises under Sections 11 and 15 of the Securities Act of 1933 (the "Securities Act") [15 U.S.C. §§ 77k, 77l(a)(2), and 77(o)] and pursuant to §36 of the Investment Company Act [15 U.S.C. § 80a-35].

3. This Court has jurisdiction over the subject matter of this action pursuant to § 27 of the Exchange Act of 1934 [15 U.S.C. § 78aa]; Section 22 of the Securities Act [15 U.S.C. § 77v]; and §36 of the Investment Company Act [15 U.S.C. § 80a-35].

4. Venue is proper in this District pursuant to 28 U.S.C. § 1391(b), as many of the acts and practices complained of herein occurred in substantial part in this District.

5. In connection with the acts alleged in this complaint, defendants, directly or indirectly, used the means and instrumentalities of interstate commerce, including, but not limited to, the mails, interstate telephone communications and the facilities of the national securities markets.

PARTIES

6. Plaintiff bought and held shares of PBHG Clipper Focus Fund during the Class Period and has suffered damages as a result of the wrongful acts of defendants as alleged herein.

7. Defendant Pilgrim Baxter & Associates, Ltd. ("Pilgrim Baxter") is a registered investment adviser located in Wayne, Pennsylvania. Pilgrim Baxter manages the PBHG Family of Mutual Funds. Pilgrim Baxter maintains its principle place of business at 1400 Liberty Ridge Drive, Wayne, Pennsylvania 19087.

8. The PBHG Funds are the registrant and issuer of the shares the PBHG Family of Mutual Funds. The PBHG Funds maintains its principle place of business at 1400 Liberty Ridge Drive, Wayne, Pennsylvania 19087.

9. PBHG Fund Distributors is the distributors of the PBHG Family of Mutual Funds and maintains its principle place of business at 1400 Liberty Ridge Drive, Wayne, Pennsylvania 19087.

10. Defendant Harold J. Baxter ("Baxter") was one of the co-founders of Pilgrim Baxter. During the Class Period, defendant Baxter served as chief executive officer and chairman. On November 13, 2002, Pilgrim Baxter announced that defendant Baxter had stepped down from his position with Pilgrim Baxter.

11. Defendant Gary L. Pilgrim ("Pilgrim") was one of the co-founders of Pilgrim Baxter. During the Class Period, defendant Pilgrim served as chief operating officer. On November 13, 2002, Pilgrim Baxter announced that defendant Pilgrim had stepped down from his position with Pilgrim Baxter.

12. Defendants PBHG Growth Fund, PBHG Emerging Growth Fund, PBHG Large Cap Growth Fund, PBHG Select Growth Fund, PBHG Focused Value Fund, PBHG Large Cap Value Fund, PBHG Mid-Cap Value Fund, PBHG Select Equity Fund, PBHG Small Cap Value Fund, PBHG Large Cap 20 Fund, PBHG Strategic Small Company Fund, PBHG Disciplined Equity Fund, PBHG Large Cap Fund, PBHG Mid-Cap Fund, PBHG Small Cap Fund, PBHG Clipper Focus Fund, PBHG Small Cap Value Fund, TS&W Small Cap Value Fund, LLC, PBHG Focused Fund, PBHG REIT Fund, PBHG Technology & Communications Fund, PBHG IRA Capital Preservation Fund, PBHG Intermediate Fixed Income Fund, and PBHG Cash Reserves Fund (collectively referred as the "PBHG Mutual Funds") are mutual funds that are registered under the Investment Company Act and managed by Pilgrim Baxter with its principle place of business located 1400 Liberty Ridge Drive, Wayne, PA 19087.

13. The true names and capacities (whether individual, corporate, associate, or otherwise) of defendants Does 1 through 100, inclusive, and each of them, are unknown to Plaintiff, who sues said defendants by such fictitious names. Plaintiff is informed and believes and thereon alleges that

each of the defendants fictitiously named herein is legally responsible in some actionable manner for the events described herein, and thereby proximately caused the damage to the Plaintiff and the members of the Class.

CLASS ACTION ALLEGATIONS

14. Plaintiff brings this action as a federal class action pursuant to Federal Rules of Civil Procedure 23(a) and (b)(3) on behalf of a class (the "Class"), consisting of all purchasers, redeemers and holders of the mutual fund shares that are the subject of this lawsuit, who purchased, held, or otherwise acquired shares between November 13, 1998 and November 13, 2003, inclusive, (the "Class Period") and who were damaged thereby. Excluded from the Class are defendants, the officers and directors of the Company, members of their immediate families and their legal representatives, heirs, successors or assigns and any entity in which defendants have or had a controlling interest.

15. The members of the Class are so numerous that joinder of all members is impracticable. While the exact number of Class members is unknown to Plaintiff at this time and can only be ascertained through appropriate discovery, Plaintiff believes that there are hundreds or thousands of members in the proposed Class.

16. Plaintiff's claims are typical of the claims of the members of the Class, because plaintiffs and all of the Class members sustained damages arising out of defendants' wrongful conduct complained of herein.

17. Plaintiff will fairly and adequately protect the interests of the Class members and has retained counsel who are experienced and competent in class actions and securities litigation.

18. A Class Action is superior to all other available methods for the fair and efficient adjudication of this controversy, since joinder of all members is impracticable. Furthermore, as the damages suffered by individual members of the Class may be relatively small, the expense and burden of individual litigation make it impossible for the members of the Class to individually redress the wrongs done to them. There will be no difficulty in the management of this action as a class action.

19. Questions of law and fact common to the members of the Class predominate over any questions that may affect only individual members, in that defendants have acted on grounds generally applicable to the entire Class. Among the questions of law and fact common to the Class are:

(a) Whether the federal securities laws were violated by Defendants' acts as alleged herein;

(b) Whether Defendants breached their fiduciary duties by engaging in fraudulent activity; and

(c) Whether the members of the Class have sustained damages and, if so, what is the appropriate measure of damages.

SUBSTANTIVE ALLEGATIONS

BACKGROUND

20. This action concerns a fraudulent scheme and course of action which was intended to and indeed did benefit mutual funds and their advisors at the expense of mutual fund investors.

In connection therewith, defendants violated their fiduciary duties to their customers in return for substantial fee and other income for themselves and their affiliates.

21. The defendants' wrongful conduct involved "timing" of mutual funds. "Timing" is an investment technique involving short-term, "in and out" trading of mutual fund shares. The technique is designed to exploit inefficiencies in the way mutual fund companies price their shares. It is widely acknowledged that timing inures to the detriment of long-term shareholders. Because of this detrimental effect, mutual fund prospectuses typically state that timing is monitored and the funds work to prevent it. Nonetheless, in return for investments that will increase fund managers' fees, fund managers enter into undisclosed agreements to allow timing.

22. In fact, certain mutual fund companies have employees (generally referred to as the "timing police") who are supposed to detect "timers" and put a stop to their short-term trading activity. Nonetheless, defendants arranged to give Defendant Pilgrim's private investment limited partnership and other market timers a "pass" with the timing police, who would look the other way rather than attempt to shut down their short-term trading.

23. The mutual fund prospectuses for the funds at issue created the misleading impression that mutual funds were vigilantly protecting investors against the negative effects of timing. In fact, the opposite was true: defendants sold the right to time their funds to Defendant Pilgrim's private investment limited partnership and other hedge fund investors. The prospectuses were silent about these arrangements.

24. As a result of the "timing" of mutual funds, Defendant Pilgrim's private investment limited partnership, other timers, and defendants and their intermediaries profited handsomely. The

losers were unsuspecting long-term mutual fund investors. Defendants' profits came dollar-for-dollar out of their pockets.

TIMING

25. Mutual funds are designed for buy-and-hold investors, and are therefore the favored homes for Americans' retirement and college savings accounts. Nevertheless, quick-turnaround traders routinely try to trade in and out of certain mutual funds in order to exploit inefficiencies in the way they set their Net Asset Values or "NAVs."

26. This strategy works only because some funds use "stale" prices to calculate the value of securities held in the fund's portfolio. These prices are "stale" because they do not necessarily reflect the "fair value" of such securities as of the time the NAV is calculated. A typical example is a U.S. mutual fund that holds Japanese shares. Because of the time zone difference, the Japanese market may close at 2:00 a.m. New York time. If the U.S. mutual fund manager uses the closing prices of the Japanese shares in his or her fund to arrive at an NAV at 4:00 p.m. in New York, he or she is relying on market information that is fourteen hours old. If there have been positive market moves during the New York trading day that will cause the Japanese market to rise when it later opens, the stale Japanese prices will not reflect them, and the fund's NAV will be artificially low. Put another way, the NAV does not reflect the true current market value of the stocks the fund holds. On such a day, a trader who buys the Japanese fund at the "stale" price is virtually assured of a profit that can be realized the next day by selling. Taking advantage of this kind of short-term arbitrage repeatedly in a single mutual fund is called "timing" the fund.

27. Effective timing captures an arbitrage profit. The arbitrage profit from timing comes dollar-for-dollar out of the pockets of the long-term investors: the timer steps in at the last moment

and takes part of the buy-and-hold investors' upside when the market goes up, so the next day's NAV is reduced for those who are still in the fund. If the timer sells short on bad days -- as Defendant Pilgrim's private investment limited partnership did -- the arbitrage has the effect of making the next day's NAV lower than it would otherwise have been, thus magnifying the losses that investors are experiencing in a declining market.

28. Besides the wealth transfer of arbitrage (called "dilution"), timers also harm their target funds in a number of other ways. They impose their transaction costs on the long-term investors. Indeed, trades necessitated by timer redemptions can also lead to realization of taxable capital gains at an undesirable time, or may result in managers having to sell stock into a falling market. Accordingly, fund managers often seek to minimize the disruptive impact of timers by keeping cash on hand to pay out the timers' profits without having to sell stock. This "strategy" does not eliminate the transfer of wealth out of the mutual fund caused by timing; it only reduces the administrative cost of those transfers. However, at the same time it can also reduce the overall performance of the fund by requiring the fund manager to keep a certain amount of the funds' assets in cash at all times, thus depriving the investors of the advantages of being fully invested in a rising market. Some fund managers even enter into special investments as an attempt to "hedge" against timing activity (instead of just refusing to allow it), thus deviating altogether from the ostensible investment strategy of their funds, and incurring further transaction costs.

29. Mutual fund managers are aware of the damaging effect that timers have on their funds. While it is virtually impossible for fund managers to identify every timing trade, large movements in and out of funds -- like those made by Defendant Pilgrim's private investment limited

partnership -- are easy for managers to spot. And mutual fund managers have tools to fight back against timers.

30. Fund managers typically have the power simply to reject timers' purchases. As fiduciaries for their investors, mutual fund managers are obliged to do their best to use these weapons to protect their customers from the dilution that timing causes.

31. The incentive to the defendant mutual funds to engage in such wrongdoing is as follows. Typically a single management company sets up a number of mutual funds to form a family. While each mutual fund is in fact its own company, as a practical matter the management company runs it. The portfolio managers who make the investment decisions for the funds and the executives to whom they report are all typically employees of the management company, not the mutual funds themselves. Still, the management company owes fiduciary duties to each fund and each investor.

32. The management company makes its profit from fees it charges the funds for financial advice and other services. These fees are typically a percentage of the assets in the fund, so the more assets in the family of funds, the more money the manager makes. The timer understands this perfectly, and frequently offers the manager more assets in exchange for the right to time. Fund managers have succumbed to temptation and allowed investors in the target funds to be hurt in exchange for additional money in their own pockets in the form of higher management fees.

33. Thus, by keeping money -- often many million dollars – in the same family of mutual funds (while moving the money from fund to fund), Defendant Pilgrim's private investment limited partnership assured the manager that he or she would collect management and other fees on the amount whether it was in the target fund, the resting fund, or moving in between. In addition,

sometimes the manager would waive any applicable early redemption fees. By doing so, the manager would directly deprive the fund of money that would have partially reimbursed the fund for the impact of timing.

34. As an additional inducement for allowing the timing, fund managers often received "sticky assets." These were typically long-term investments made not in the mutual fund in which the timing activity was permitted, but in one of the fund manager's financial vehicles (e.g., a bond fund or a hedge fund run by the manager) that assured a steady flow of fees to the manager.

35. These arrangements were never disclosed to mutual fund investors. On the contrary, many of the relevant mutual fund prospectuses contained materially misleading statements assuring investors that the fund managers discouraged and worked to prevent mutual fund timing.

THE SCHEME AT PILGRIM BAXTER

36. In connection with an examination of active trading of mutual fund shares by the United States Securities and Exchange Commission ("SEC") and the New York Attorney General ("NYAG"), Pilgrim Baxter received inquiries and subpoenas for documents from those agencies on July 28, 2003.

37. Soon after receiving inquiries and subpoenas from the SEC and NYAG, Pilgrim Baxter retained independent counsel to assist in responding to these inquiries and to conduct a thorough and independent examination of mutual fund shareholder trading practices in the PBHG Fund Family.

38. On September 3, 2003, NYAG Elliot Spitzer (the "Attorney General") attacked the mutual fund industry by filing a complaint charging fraud against Edward Stern and Canary Capital Partners, LLC ("Canary") in connection with the unlawful mutual practices of late trading and

timing. More specifically, the Attorney General alleged the following: "Canary developed a complex strategy that allowed it to in effect sell mutual funds short and profit on declining NAVs." Additionally, the Attorney General alleged that Canary set up arrangements with Bank of America, Bank One, Janus, and Strong to late trade and time those companies respective mutual funds. The Attorney General further alleged:

> Bank of America . . .(i) set Canary up with a state-of-the art electronic late trading platform, allowing it to trade late in the hundreds of mutual funds that the bank offers to its customers, (ii) gave Canary permission to time the Nations Funds Family (iii) provided Canary with approximately $300 million of credit to finance this late trading and timing, and (iv) sold Canary the derivative short positions it needed to time the funds as the market dropped. None of these facts were disclosed in the Nations Funds prospectuses. In the process, Canary became one of Bank of America's largest customers. The relationship was mutually beneficial in that Canary made tens of millions through late trading and timing, while the various parts of the Bank of America that serviced Canary made millions themselves.

39. On November 13, 2003, Pilgrim Baxter announced that founders defendants Baxter and Pilgrim have stepped down from their positions with the firm. Additionally, Pilgrim Baxter stated:

> "As a result of the well publicized examination of mutual fund firms' policies and practices by government regulators, in September we initiated an internal review of our own past practices. That review, conducted with the assistance of independent experts, has raised questions about decisions the prior management team made before December 2001, when they sought to eliminate all market timing in the PBHG Funds. That review has brought into focus conduct that was not, in our view, consistent with the highest standards of professional and ethical behavior. We have brought these matters to the attention of the PBHG Funds Board of Trustees and regulatory authorities. The interest of our funds' shareholders and the integrity of our firm are our highest priorities. Therefore, we have proposed specific actions to resolve the issue."

40. Pilgrim Baxter further stated:

> **At issue is a passive investment on the part of Mr. Pilgrim in a private investment limited partnership, unaffiliated with Pilgrim Baxter, that, with Mr. Baxter's knowledge when he was CEO, actively purchased and redeemed shares of certain PBHG Funds and other mutual funds using a quantitative tactical asset allocation model based solely on publicly available information.** Mr. Pilgrim's initial investment in the limited partnership began in 1995 and has continued to the present, while the limited partnership's investment activity in the PBHG Funds was limited to the period from March 2000 to December 2001. (Emphasis added.)

41. The actions of the defendants have harmed plaintiff and members of the class. In essence, the defendants' actions of allowing market timing to occur have caused plaintiff and members of the class's shares to be diluted in value.

42. As such, defendants have breached their fiduciary duties to plaintiff and the class by lying to investors about their effort to curb market timers by entering into undisclosed agreements intended to boost their fees and permitting their defendant Pilgrim's private investment limited partnership and others to time the mutual funds. As a result, defendants have violated the Securities Act, the Exchange Act, the Investment Company Act, and common law fiduciary duties.

THE PBHG MUTUAL FUNDS' PROSPECTUSES WERE MATERIALLY FALSE AND MISLEADING

43. The PBHG Mutual Funds' Prospectuses stated: "**The Fund also charges the redemption/exchange fee to discourage market timing by those shareholders initiating redemptions or exchanges to take advantage of short-term market movements.**" (Emphasis added.)

44. Given that Pilgrim Baxter allowed market timing of its funds to occur by no less than its founders, its prospectuses were false and misleading because it failed to disclose the following:

(a) that defendants had entered into unlawful agreements allowing the defendant Pilgrim's private investment limited partnership and Doe Defendants to time its trading of the PBHG Mutual Funds shares; (b) that, pursuant to those agreements, defendant Pilgrim's private investment limited partnership and the Doe Defendants regularly timed the PBHG Mutual Funds; (c) that, contrary to the representations in the Prospectuses, the PBHG Mutual Funds only enforced their policy against frequent traders selectively; (d) that the defendants regularly allowed defendant Pilgrim's private investment limited partnership and the Doe Defendants to engage in trades that were disruptive to the efficient management of the PBHG Mutual Funds and/or increased the PBHG Mutual Funds' costs; thereby reducing the PBHG Mutual Funds actual performance; and (e) the Prospectuses failed to disclose that, pursuant to the unlawful agreements, defendant Pilgrim's private investment limited partnership and Doe Defendants benefitted financially at the expense of PBHG Mutual Funds' investors including plaintiff and other members of the Class.

UNDISCLOSED ADVERSE INFORMATION

45. The market for the PBHG Mutual Funds was open, well-developed and efficient at all relevant times. As a result of these materially false and misleading statements and failures to disclose, the PBHG Mutual Funds traded at distorted prices during the Class Period. Plaintiff and other members of the Class purchased or otherwise acquired the PBHG Mutual Funds relying upon the integrity of the NAV for the PBHG Mutual Funds and market information relating to the PBHG Mutual Funds, and have been damaged thereby.

46. During the Class Period, defendants materially misled the investing public, thereby distorting the NAV of the PBHG Mutual Funds, by allowing Defendant Pilgrim's private investment limited partnership and the Doe Defendants to time the PBHG Mutual Funds.

47. At all relevant times, the material misrepresentations and omissions particularized in this Complaint directly or proximately caused or were a substantial contributing cause of the damages sustained by plaintiff and other members of the Class.

ADDITIONAL SCIENTER ALLEGATIONS

48. As alleged herein, defendants acted with scienter in that defendants knew that the public documents and statements issued or disseminated in the name of the PBHG Mutual Funds were materially false and misleading; knew that such statements or documents would be issued or disseminated to the investing public; and knowingly and substantially participated or acquiesced in the issuance or dissemination of such statements or documents as primary violations of the federal securities laws. As set forth elsewhere herein in detail, defendants, by virtue of their receipt of information reflecting the true facts regarding the PBHG Mutual Funds, their control over, and/or receipt and/or modification of the PBHG Mutual Funds allegedly materially misleading misstatements and/or their associations with the PBHG Mutual Funds which made them privy to confidential proprietary information concerning the PBHG Mutual Funds, participated in the fraudulent scheme alleged herein.

49. Additionally, the defendants were highly motivated to allow and facilitate the wrongful conduct alleged herein and participated in and/or had actual knowledge of the fraudulent conduct alleged herein. In exchange for allowing the unlawful practices alleged herein, the defendants, among other things, received increased management fees from "sticky assets" as well as an increased number of transactions in and out of the funds, and were able to profit from this illegal activity. In short, defendants siphoned money out of the mutual funds and their own pockets.

50. The defendants were motivated to participate in the wrongful scheme by the enormous profits they derived thereby. They systematically pursued the scheme with full knowledge of its consequences to other investors.

Applicability Of Presumption Of Reliance:
Fraud-On-The-Market Doctrine

51. At all relevant times, the market for the PBHG Mutual Funds were an efficient market for the following reasons, among others:

(a) The PBHG Mutual Funds met the requirements for listing, and was listed and actively traded on a highly efficient and automated market;

(b) As a regulated issuer, the PBHG Mutual Funds filed periodic public reports with the SEC;

(c) The PBHG Mutual Funds regularly communicated with public investors via established market communication mechanisms, including through regular disseminations of press releases on the national circuits of major newswire services and through other wide-ranging public disclosures, such as communications with the financial press and other similar reporting services; and

(d) The PBHG Mutual Funds were followed by several securities analysts employed by major brokerage firms who wrote reports which were distributed to the sales force and certain customers of their respective brokerage firms. Each of these reports was publicly available and entered the public marketplace.

52. As a result of the foregoing, the market for the PBHG Mutual Funds promptly digested current information regarding the PBHG Mutual Funds from all publicly available sources

and reflected such information in the PBHG Mutual Funds' NAV. Under these circumstances, all purchasers of the PBHG Mutual Funds during the Class Period suffered similar injury through their purchase of the PBHG Mutual Funds' NAV at distorted prices and a presumption of reliance applies.

NO SAFE HARBOR

53. The statutory safe harbor provided for forward-looking statements under certain circumstances does not apply to any of the allegedly false statements pleaded in this complaint. Many of the specific statements pleaded herein were not identified as "forward-looking statements" when made. To the extent there were any forward-looking statements, there were no meaningful cautionary statements identifying important factors that could cause actual results to differ materially from those in the purportedly forward-looking statements. Alternatively, to the extent that the statutory safe harbor does apply to any forward-looking statements pleaded herein, defendants are liable for those false forward-looking statements because at the time each of those forward-looking statements was made, the particular speaker knew that the particular forward-looking statement was false, and/or the forward-looking statement was authorized and/or approved by an executive officer of the defendants who knew that those statements were false when made.

COUNT ONE
AGAINST PBHG FUND FOR VIOLATIONS OF SECTION 11 OF THE SECURITIES ACT

54. Plaintiff repeats and realleges each and every allegation contained above as if fully set fort herein, except that, for purposes of this claim, plaintiff expressly excludes and disclaims any allegation that could be construed as alleging fraud or intentional or reckless misconduct and otherwise incorporates the allegations contained above.

55. This claim is brought pursuant to Section 11 of the Securities Act, 15 U.S.C. § 77k, on behalf of the plaintiff and other members of the Class against PBHG Funds.

56. PBHG Funds are the registrants for the PBHG Mutual Funds sold to plaintiff and the other members of the Class and are statutorily liable under Section 11. PBHG Funds issued, caused to be issued and participated in the issuance of the materially false and misleading written statements and/or omissions of material facts that were contained in the Prospectuses.

57. Plaintiff was provided with the PBHG Clipper Focus Fund Prospectus and, similarly, prior to purchasing units of each of the other PBHG Mutual Funds, all Class members likewise received the appropriate prospectus. Plaintiff and other Class members purchased shares of the PBHG Mutual Funds traceable to the relevant false and misleading Prospectuses and were damaged thereby.

58. As set forth herein, the statements contained in the Prospectuses, when they became effective, were materially false and misleading for a number of reasons, including that they stated that it was the practice of the PBHG Mutual Funds to monitor and take steps to prevent timed trading because of its adverse effect on fund investors, and that the trading price was determined as of 4 p.m. each trading day with respect to all investors when, in fact, select investors (defendant Pilgrim's private investment limited partnership and the Does named as defendants herein) were allowed to engage in timed trading. The Prospectuses failed to disclose and misrepresented, *inter alia*, the following material and adverse facts: (a) that defendants had entered into unlawful agreements allowing the defendant Pilgrim's private investment limited partnership and Doe Defendants to time its trading of the PBHG Mutual Funds shares; (b) that, pursuant to those agreements, defendant Pilgrim's private investment limited partnership and the Doe Defendants regularly timed the PBHG

Mutual Funds; (c) that, contrary to the representations in the Prospectuses, the PBHG Mutual Funds only enforced their policy against frequent traders selectively; (d) that the defendants regularly allowed defendant Pilgrim's private investment limited partnership and the Doe Defendants to engage in trades that were disruptive to the efficient management of the PBHG Mutual Funds and/or increased the PBHG Mutual Funds' costs; thereby reducing the PBHG Mutual Funds actual performance; and (e) the Prospectuses failed to disclose that, pursuant to the unlawful agreements, defendant Pilgrim's private investment limited partnership and Doe Defendants benefitted financially at the expense of PBHG Mutual Funds' investors including plaintiff and other members of the Class.

59. At the time they purchased the PBHG Mutual Funds' shares traceable to the defective Prospectuses, plaintiff and Class members were without knowledge of the facts concerning the false and misleading statements or omission alleged herein and could not reasonably have possessed such knowledge. This claim was brought within the applicable statute of limitations.

COUNT TWO
AGAINST PILGRIM BAXTER AND PBHG FUND DISTRIBUTORS AS CONTROL PERSONS FOR VIOLATIONS OF SECTION 15 OF THE SECURITIES ACT

60. Plaintiff repeats and realleges each and every allegation contained above, except that for purposes of this claim, plaintiff expressly excludes and disclaims any allegation that could be construed as alleging fraud or intentional reckless misconduct and otherwise incorporates the allegations contained above.

61. This Claim is brought pursuant to Section 15 of the Securities Act against Pilgrim Baxter and PBHG Fund Distributors as a control persons of PBHG Funds. It is appropriate to treat these defendants as a group for pleading purposes and to presume that the false, misleading, and

incomplete information conveyed in the PBHG Mutual Funds' public filings, press releases and other publications are the actions of Pilgrim Baxter and PBHG Fund Distributors.

62. PBHG Funds are liable under Section 11 of the Securities Act as set forth herein.

63. Pilgrim Baxter and PBHG Fund Distributors are a "control person" of PBHG Funds within the meaning of Section 15 of the Securities Act, by virtue of its position of operational control and/or ownership. At the time plaintiff and other members of the Class purchased shares of the PBHG Mutual Funds, by virtue of their positions of control and authority over PBHG Funds directly and indirectly, had the power and authority, and exercised the same, to cause PBHG Funds to engage in the wrongful conduct complained of herein. PBHG Funds issued, caused to be issued, and participated in the issuance of materially false and misleading statements in the Prospectuses.

64. Pursuant to Section 15 of the Securities Act, by reason of the foregoing, A Pilgrim Baxter and PBHG Fund Distributors are liable to plaintiff and the other members of the Class for the PBHG Funds's primary violations of Section 11 of the Securities Act.

65. By virtue of the foregoing, plaintiff and the other members of the Class are entitled to damages against Pilgrim Baxter and PBHG Fund Distributors.

COUNT THREE
VIOLATION OF SECTION 10(b) OF
THE EXCHANGE ACT AGAINST AND RULE 10b-5
PROMULGATED THEREUNDER AGAINST ALL DEFENDANTS

66. Plaintiff repeats and realleges each and every allegation contained above as if fully set forth herein except for Claims brought pursuant to the Securities Act.

67. During the Class Period, each of the defendants carried out a plan, scheme and course of conduct which was intended to and, throughout the Class Period, did deceive the investing public,

including plaintiff and the other Class members, as alleged herein and cause plaintiff and other members of the Class to purchase PBHG Mutual Funds shares or interests at distorted prices and otherwise suffered damages. In furtherance of this unlawful scheme, plan and course of conduct, defendants, and each of them, took the actions set forth herein.

68. Defendants (i) employed devices, schemes, and artifices to defraud; (ii) made untrue statements of material fact and/or omitted to state material facts necessary to make the statements not misleading; and (iii) engaged in acts, practices, and a course of business which operated as a fraud and deceit upon the purchasers of the PBHG Mutual Funds, including plaintiff and other members of the Class, in an effort to enrich themselves through undisclosed manipulative trading tactics by which they wrongfully appropriated PBHG Mutual Funds' assets and otherwise distorted the pricing of their securities in violation of Section 10(b) of the Exchange Act and Rule 10b-5. All defendants are sued as primary participants in the wrongful and illegal conduct and scheme charged herein.

69. Defendants, individually and in concert, directly and indirectly, by the use, means or instrumentalities of interstate commerce and/or of the mails, engaged and participated in a continuous course of conduct to conceal adverse material information about the PBHG Mutual Funds operations, as specified herein.

70. These defendants employed devices, schemes and artifices to defraud and a course of conduct and scheme as alleged herein to unlawfully manipulate and profit from secretly timed trading and thereby engaged in transactions, practices and a course of business which operated as a fraud and deceit upon plaintiff and members of the Class.

71. The defendants had actual knowledge of the misrepresentations and omissions of material facts set forth herein, or acted with reckless disregard for the truth in that they failed to ascertain and to disclose such facts, even though such facts were available to them. Such defendants' material misrepresentations and/or omissions were done knowingly or recklessly and for the purpose and effect of concealing the truth.

72. As a result of the dissemination of the materially false and misleading information and failure to disclose material facts, as set forth above, the market price of the PBHG Mutual Funds were distorted during the Class Period such that they did not reflect the risks and costs of the continuing course of conduct alleged herein. In ignorance of these facts that market prices of the shares were distorted, and relying directly or indirectly on the false and misleading statements made by the defendants, or upon the integrity of the market in which the securities trade, and/or on the absence of material adverse information that was known to or recklessly disregarded by defendants but not disclosed in public statements by defendants during the Class Period, plaintiff and the other members of the Class acquired the shares or interests in the PBHG Mutual Funds during the Class Period at distorted prices and were damaged thereby.

73. At the time of said misrepresentations and omissions, plaintiff and other members of the Class were ignorant of their falsity, and believed them to be true. Had plaintiff and the other members of the Class and the marketplace known of the truth concerning the PBHG Mutual Funds' operations, which were not disclosed by defendants, plaintiff and other members of the Class would not have purchased or otherwise acquired their shares or, if they had acquired such shares or other interests during the Class Period, they would not have done so at the distorted prices which they paid.

74. By virtue of the foregoing, defendants have violated Section 10(b) of the Exchange Act, and Rule 10b-5 promulgated thereunder.

75. As a direct and proximate result of defendants' wrongful conduct, plaintiff and the other members of the Class suffered damages in connection with their respective purchases and sales of the PBHG Mutual Funds shares during the Class Period.

COUNT FOUR
AGAINST HAROLD J. BAXTER, GARY L. PILGRIM, PILGRIM BAXTER, PBHG FUND DISTRIBUTORS, AND PBHG FUNDS AS A CONTROL PERSON FOR VIOLATIONS OF SECTION 20(a) OF THE EXCHANGE ACT

76. Plaintiff repeats and realleges each and every allegation contained above as if fully set forth herein except for Claims brought pursuant to the Securities Act.

77. This Claim is brought pursuant to Section 20(a) of the Exchange Act against Baxter and Pilgrim a as a control person of Pilgrim Baxter, PBHG Fund Distributors, PBHG Funds, and the PBHG Mutual Funds; against Pilgrim Baxter as a control person of PBHG Fund Distributors, PBHG Funds and the PBHG Mutual Funds; and against PBHG Fund Distributors as a control person of PBHG Funds and the PBHG Mutual Funds; and PBHG Funds as a control person of the PBHG Mutual Funds.

78. It is appropriate to treat these defendants as a group for pleading purposes and to presume that the materially false, misleading, and incomplete information conveyed in the PBHG Mutual Funds' public filings, press releases and other publications are the collective actions of Baxter, Pilgrim, Pilgrim Baxter, PBHG Distributors, and PBHG Funds.

79. Baxter, Pilgrim, Pilgrim Baxter, PBHG Distributors, and PBHG Funds are controlling persons of the PBHG Mutual Funds within the meaning of Section 20(a) of the Exchange Act for the reasons alleged herein. By virtue of their operational and management control of the PBHG Mutual Funds' respective businesses and systematic involvement in the fraudulent scheme alleged herein, Baxter, Pilgrim, Pilgrim Baxter, PBHG Distributors, and PBHG Funds each had the power to influence and control and did influence and control, directly or indirectly, the decision-making and actions of the PBHG Mutual Funds, including the content and dissemination of the various statements which plaintiff contends are false and misleading. Baxter, Pilgrim, Pilgrim Baxter, PBHG Distributors, and PBHG Funds had the ability to prevent the issuance of the statements alleged to be false and misleading or cause such statements to be corrected.

80. In particular, each of Baxter, Pilgrim, Pilgrim Baxter, PBHG Distributors, and PBHG Funds had direct and supervisory involvement in the operations of the PBHG Mutual Funds and, therefore, is presumed to have had the power to control or influence the particular transactions giving rise to the securities violations as alleged herein, and exercised the same.

81. As set forth above, Baxter, Pilgrim, Pilgrim Baxter, PBHG Distributors, and PBHG Funds each violated Section 10(b) and Rule 10b-5 by their acts and omissions as alleged in this complaint. By virtue of their positions as controlling persons, Baxter, Pilgrim, Pilgrim Baxter, PBHG Distributors, and PBHG Funds are liable pursuant to Section 20(a) of the Exchange Act. As a direct and proximate result of defendants' wrongful conduct, plaintiff and other members of the Class suffered damages in connection with their purchases of PBHG Mutual Funds securities during the Class Period.

COUNT FIVE

VIOLATION OF SECTION 36(a) OF THE INVESTMENT COMPANY ACT OF 1940 AGAINST ALL DEFENDANTS

82. Plaintiff repeats and realleges each and every allegation contained above as if fully set forth herein.

83. This claim for relief is brought pursuant to Section 36(a) of the Investment Company Act of 1940 against defendants. Under Section 36(a), an implied private right of action exists. See McLachlan v. Simon, 31 F. Supp.2d 731 (N.D. Cal. 1998).

84. Under Section 36(a) of the Investment Company Act, defendants shall be deemed to owe a fiduciary duty to plaintiff and other class members with respect to the receipt of fees and compensation that defendants receive for services of a material nature.

85. Here, defendants have devised and implemented a scheme to obtain substantial fees and other income for themselves and their affiliates by allowing Pilgrim's private investment limited partnership and the Doe Defendants to engage in timing of the PBHG Mutual Funds throughout the Class Period and in violation of their fiduciary duties to their customers, i.e., plaintiff and class members.

86. Defendants engaged in such scheme to only benefit itself and their affiliates by allowing Pilgrim's private investment limited partnership and the Doe Defendants to engage in timing of the PBHG Mutual Funds named herein in return for substantial fees and other income.

87. Defendants have breached the fiduciary duties it owes to plaintiff and other class members by, among other things, devising this plan and scheme solely for its own benefit and by failing to reveal to them material facts which would allow them to make informed decisions about the true value and performance of the Fund.

88. Plaintiffs and other class members have been injured as a result of defendants' breach of fiduciary duty and violation of Section 36(a) of the Investment Act of 1940.

COUNT SIX
VIOLATION OF SECTION 36(b) OF THE INVESTMENT COMPANY ACT OF 1940 AGAINST ALL DEFENDANTS

89. Plaintiff repeats and realleges each and every allegation contained above as if fully set forth herein.

90. This claim for relief is brought pursuant to Section 36(b) of the Investment Company Act of 1940 against defendants.

91. Under Section 36(b) of the Investment Company Act, defendants shall be deemed to owe a fiduciary duty to plaintiff and other class members with respect to the receipt of fees and compensation that defendants receive for services of a material nature.

92. Here, defendants have devised and implemented a scheme to obtain substantial fees and other income for themselves and their affiliates by allowing Pilgrim's private investment limited partnership and the Doe Defendants to engage in timing of the PBHG Mutual Funds throughout the Class Period and in violation of their fiduciary duties to their customers, i.e., plaintiff and class members.

93. Defendants engaged in such scheme to only benefit itself and their affiliates by allowing Pilgrim's private investment limited partnership and the Doe Defendants to engage in timing of the PBHG Mutual Funds in return for substantial fees and other income.

94. Defendants have breached the fiduciary duties it owes to plaintiff and other Class members by, among other things, devising this plan and scheme solely for its own benefit and by

failing to reveal to them material facts which would allow them to make informed decisions about the true value and performance of the Fund.

95. Plaintiff and other class members have been injured as a result of defendants' breach of fiduciary duty and violation of Section 36(b) of the Investment Act of 1940.

COUNT SEVEN
AGAINST ALL DEFENDANTS
FOR BREACH OF FIDUCIARY DUTIES

96. Plaintiff repeats and realleges each and every allegation contained above as if fully set forth herein.

97. Plaintiff and the Class placed their trust and confidence in Baxter, Pilgrim, Pilgrim Baxter, PBHG Distributors, and PBHG Funds to manage the assets they invested in the PBHG Mutual Funds.

98. Plaintiff and the Class reasonably expected that Baxter, Pilgrim, Pilgrim Baxter, PBHG Distributors, and PBHG Funds would honor its obligations to them by, among other things, observing the securities laws and honoring the representations made in the PBHG Mutual Funds' prospectuses.

99. Baxter, Pilgrim, Pilgrim Baxter, PBHG Distributors, and PBHG Funds aided and abetted by the other Defendants, who are co-conspirators, breached its fiduciary duties to the Plaintiff and the Class by violating the securities laws and breaching express and implied representations contained in the PBHG Mutual Funds' prospectuses for the benefit of the PBHG Mutual Funds and each of the other defendants.

100. Each of the Defendants was an active participant in the breach of fiduciary duty and participated in the breach for the purpose of advancing their own interests.

101. Plaintiff and the Class have been specially injured by defendants' wrongdoing. For example, those class members who redeemed their shares during the Class Period received less than what they would have been entitled to had certain individuals not engaged in illegal market timing. Additionally, certain members of the Class (i.e., those who purchased their mutual fund shares legally), were treated differently than those purchasers that were market timers.

102. Baxter, Pilgrim, Pilgrim Baxter, PBHG Distributors, and PBHG Funds aided and abetted by the other Defendants, who are also co-conspirators, acted in bad-faith, for personal gain and in furtherance of his, her or its own financial advantage in connection with the wrongful conduct complained of in this complaint.

103. As a direct and proximate result of the defendants' foregoing breaches of fiduciary duties, plaintiff and the members of the Class have suffered damages.

104. Baxter, Pilgrim, Pilgrim Baxter, PBHG Distributors, and PBHG Funds and the other Defendants, as aiders, abettors, and co-conspirators, are each jointly and severally liable for an amount to be determined at trial.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff on behalf of herself and of the Class pray for relief and judgment, as follows:

(a) Declaring this action to be a class action pursuant to Rule 23(a) and (b)(3) of the Federal Rules of Civil Procedure on behalf of the Class defined herein;

(b) Awarding plaintiffs and the members of the Class damages in an amount which may be proven at trial, together with interest thereon;

(c) Awarding plaintiffs and the members of the Class pre-judgment and post-judgment interest, as well as their reasonable attorneys' and experts' witness fees and other costs;

(d) Awarding such other and further relief as this Court may deem just and proper including any extraordinary equitable and/or injunctive relief as permitted by law or equity to attach, impound or otherwise restrict the defendants' assets to assure plaintiffs have an effective remedy; and

(e) Such other relief as this Court deems appropriate.

JURY TRIAL DEMANDED

Plaintiff hereby demands a trial by jury.

Dated

Respectfully submitted,

SCHIFFRIN & BARROWAY, LLP

By:______________________
Marc A. Topaz
Richard A. Maniskas
Three Bala Plaza East
Suite 400
Bala Cynwyd, PA 19004
(610) 667-7706

CAULEY GELLER BOWMAN & RUDMAN, LLP
Samuel H. Rudman
Robert M. Rothman
David Rosenfeld
200 Broadhollow Road, Suite 406
Melville, NY 11747
(631) 367-7100

Attorneys for Plaintiff

JUDGE BUCHWALD

03 CV 9216

UNITED STATES DISTRICT COURT
SOUTHERN DISTRICT OF NEW YORK

AARON BRODY, Individually and On Behalf of All Others Similarly Situated, Plaintiff, vs. PILGRIM BAXTER & ASSOCIATES, LTD., PBHG FUND DISTRIBUTORS, PBHG FUNDS, HAROLD J. BAXTER, GARY L. PILGRIM, PBHG GROWTH FUND, PBHG EMERGING GROWTH FUND, PBHG LARGE CAP GROWTH FUND, PBHG SELECT GROWTH FUND, PBHG FOCUSED VALUE FUND, PBHG LARGE CAP VALUE FUND, PBHG MID-CAP VALUE FUND, PBHG SELECT EQUITY FUND, PBHG SMALL CAP VALUE FUND, PBHG LARGE CAP 20 FUND, PBHG STRATEGIC SMALL COMPANY FUND, PBHG DISCIPLINED EQUITY FUND, PBHG LARGE CAP FUND, PBHG MID-CAP FUND, PBHG SMALL CAP FUND, PBHG CLIPPER FOCUS FUND, PBHG SMALL CAP VALUE FUND, TS&W SMALL CAP VALUE FUND, LLC, PBHG REIT FUND, PBHG TECHNOLOGY & COMMUNICATIONS FUND, PBHG IRA CAPITAL PRESERVATION FUND, PBHG INTERMEDIATE FIXED INCOME FUND, PBHG CASH RESERVES FUND, and DOES 1-100, Defendants.	Civil Action No. CLASS ACTION COMPLAINT JURY TRIAL DEMANDED

Plaintiff, Aaron Brody ("Plaintiff"), individually and on behalf of all other persons similarly situated, by his undersigned attorneys, for his complaint against Defendants, alleges the following based upon the investigation conducted by and through his attorneys, which included, among other things, a review of the Defendants' public documents, conference calls and announcements made by Defendants, United States Securities and Exchange Commission ("SEC") filings, wire and press releases published by and regarding the PBHG Family of Mutual Funds and advisories about the funds, and information readily obtainable on the Internet.

Plaintiff believes that substantial evidentiary support will exist for the allegations set forth herein after a reasonable opportunity for discovery.

NATURE OF THE ACTION

1. This is a class action on behalf of a class (the "Class") of all purchasers, redeemers and holders of PBHG family of funds (as defined below) who purchased, held or otherwise acquired shares between November 13, 1998 and November 13, 2003 (the "Class Period"), seeking to pursue remedies under the Securities Act of 1933 (the "Securities Act'), the Securities Exchange Act of 1934 (the "Exchange Act"), and the Investment Company Act of 1940 (the "Investment Company Act"), and for common law breach of fiduciary duties.

JURISDICTION AND VENUE

2. The claims asserted herein arise under and pursuant to Sections 10(b), and 20(a) of the Exchange Act [15 U.S.C. § 78j(b) and 78t(a)], and Rule 10b-5, promulgated thereunder [17 C.F.R. §240.10b-5]. Additionally, this action arises under Sections 11 and 15 of the Securities Act of 1933 (the "Securities Act") [15 U.S.C.§§77k, 77(a)(2), and 77(o)] and pursuant to §36 of the Investment Company Act [15 U.S.C. § 80a-35].

3. This Court has jurisdiction over the subject matter of this action pursuant to §27 of the Exchange Act of 1934 [15 U.S.C. §78aa]; Section 22 of the Securities Act [15 U.S.C.§77v]; and §36 of the Investment Company Act [15 U.S.C. §80a-35].

4. Venue is proper in this District pursuant to 28 U.S.C. §1391(b), as many of the acts and practices complained of herein occurred in substantial part in this District.

5. In connection with the acts alleged in this complaint, Defendants, directly or indirectly, used the means and instrumentalities of interstate commerce, including, but not

limited to, the mails, interstate telephone communications and the facilities of the national securities markets.

PARTIES

6. Plaintiff bought and held shares of PBHG Large Cap Growth Fund, PBHG Large Cap 20 Fund, PBHG Large Cap Fund, and PBHG Select Growth Fund during the Class Period and has suffered damages as a result of the wrongful acts of Defendants as alleged herein.

7. Defendant Pilgrim Baxter & Associates, Ltd. ("Pilgrim Baxter") is a registered investment adviser located in Wayne, Pennsylvania. Pilgrim Baxter manages the PBHG Family of Mutual Funds. Pilgrim Baxter maintains its principle place of business at 1400 Liberty Ridge Drive, Wayne, Pennsylvania 19087.

8. The PBHG Funds, is the registrant and issuer of the shares of PBHG Family of Mutual Funds. The PBHG Funds maintains its principle place of business at 1400 Liberty Ridge Drive, Wayne, Pennsylvania 19087.

9. PBHG Fund Distributors is the distributor of the PBHG Family of Mutual Funds and maintains its principal place of business at 1400 Liberty Ridge Drive, Wayne, Pennsylvania 19087.

10. Defendant Harold J. Baxter ("Baxter") was one of the co-founders of Pilgrim Baxter. During this Class Period, Defendant Baxter served as chief executive officer and chairman. On November 13, 2002, Pilgrim Baxter announced that Defendant Baxter had stepped down from his position with Pilgrim Baxter.

11. Defendant Gary L. Pilgrim ("Pilgrim") was one of the co-founders of Pilgrim Baxter. During this Class Period, Defendant Pilgrim served as chief operating officer. On

November 13, 2002, Pilgrim Baxter announced that Defendant Pilgrim had stepped down from his position with Pilgrim Baxter.

12. Defendants PBHG Large Cap Growth Fund, PBHG Select Growth Fund, PBHG Focused Value Fund, PBHG Large Cap Value Fund, PBHG Mid-Cap Value Fund, PBHG Select Equity Fund, PBHG Small Cap Value Fund, PBHG Large Cap 20 Fund, PBHG Strategic Small Company Fund, PBHG Disciplined Equity Fund, PBHG Large Cap Fund, PBHG Mid-Cap Fund, PBHG Small Cap Fund, PBHG Clipper Focus Fund, PBHG Small Cap Value Fund, TS&W Small Cap Value Fund, LLC, PBHG Focused Fund, PBHG Reit Fund, PBHG Technology & Communications Fund, PBHG IRA Capital Preservation Fund, PBHG Intermediate Fixed Income Fund, and PBHG Cash Reserves Fund (collectively referred to as the "PBHG Mutual Funds") are mutual funds that are registered under the Investment Company Act and managed by Pilgrim Baxter.

13. The true names and capacities (whether individual, corporate, associate or otherwise) of Defendants Does 1 through 100 are unknown to Plaintiff, who sues said Defendants by such fictitious names. Plaintiff is informed and believes and thereon alleges that each of the Defendants fictitiously named herein is legally responsible in some actionable manner for the events described herein, and thereby proximately caused the damage to the Plaintiff and the members of the Class.

CLASS ACTION ALLEGATIONS

14. Plaintiff brings this action as a class action pursuant to Federal Rules of Civil Procedure 23(a) and (b)(3) on behalf of himself and a Class consisting of all persons, redeemers and holders of the mutual fund shares that are the subject of this lawsuit, who purchased, held, or otherwise acquired shares between November 13, 1998 and November 13, 2003, inclusive, (the

"Class Period") and who were damaged thereby. Excluded from the Class are Defendants, the officers and directors of the Company, members of their immediate families and their legal representatives, heirs, successors or assigns and any entity in which Defendants have or had a controlling interest.

15. The members of the Class are so numerous that joinder of all members is impracticable. While the exact number of Class members is unknown to Plaintiff at this time and can only be ascertained through appropriate discovery, Plaintiff believes that there are thousands of members in the proposed Class.

16. Plaintiff's claims are typical of the claims of the members of the Class, because Plaintiff and all of the Class members sustained damages arising out of Defendants' wrongful conduct s complained of herein.

17. Plaintiff will fairly and adequately protect the interests of the Class members and has retained counsel who are experienced and competent in class and securities litigation.

18. A Class Action is superior to all other available methods for the fair and efficient adjudication of this controversy, since joinder of all member is impracticable. Furthermore, as the damages suffered by individual Class members may be relatively small, the expense and burden of individual litigation make it virtually impossible for members of the Class to individually redress the wrongs done to them. There will be no difficulty in the management of this action as a class action.

19. Questions of law and fact common to the members of the Class predominate over any questions that may affect only individual members, in that Defendants have acted on grounds generally applicable to the entire Class. Among the questions of law and fact common to the Class are:

(a) Whether the federal securities laws were violated by Defendants' acts as alleged herein;

(b) Whether Defendants breached their fiduciary duties by engaging in fraudulent activity; and

(c) Whether the members of the Class have sustained damages and, if so, what is the appropriate measure of damages.

SUBSTANTIVE ALLEGATIONS

BACKGROUND

20. This action concerns a fraudulent scheme and course of action which was intended to and indeed did benefit mutual funds and their advisors at the expense of mutual fund investors. In connection therewith, Defendants violated their fiduciary duties to their customers in return for substantial fees and other income for themselves and their affiliates.

21. The Defendants' wrongful conduct involved "timing" of mutual funds. "Timing" is an investment technique involving short-term, "in and out" trading of mutual fund shares. The technique is designed to exploit inefficiencies in the way mutual fund companies price their shares. It is widely acknowledged that timing inures to the detriment of long-term shareholders. Because of the detrimental effect, mutual fund prospectuses typically state that timing is monitored and the funds work to prevent it. Nonetheless, in return for investments that will increase fund manager's fees, fund managers enter into undisclosed agreements to allow timing.

22. In fact, certain mutual fund companies have employees (generally referred to as "timing police') who are supposed to detect "timers" and put a stop to their short-term trading activity. Nonetheless, Defendants arranged to give Defendant Pilgrim's private investment

limited partnership and other market timers a "pass" with the timing police, who would look the other way rather than attempt to shut down their short-term trading.

23. The mutual fund prospectuses for the funds at issue created the misleading impression that mutual funds were vigilantly protecting investors against the negative effects of timing. In fact, the opposite was true: Defendants sold the right to time their funds to Defendant Pilgrim's private investment limited partnership and other hedge fund investors. The prospectuses were silent about these arrangements.

24. As a result of the "timing" of mutual funds, Defendant Pilgrim's private investment limited partnership, other timers, and Defendants and their intermediaries profited handsomely. The losers were unsuspecting long-term mutual fund investors. Defendants' profits came dollar-for-dollar out of the pockets of long-term mutual fund investors.

TIMING

25. Mutual funds are designed for buy-and-hold investors. Nevertheless, quick-turnaround traders routinely try to trade in and out of certain mutual funds in order to exploit inefficiencies in the way they set their Net Asset Value or "NAVs."

26. This strategy works only because some funds use "stale" prices to calculate the value of securities held in the fund's portfolio. These prices are "stale" because they do not necessarily reflect the "fair value" of such securities as of the time the NAV is calculated. A typical example is a U.S. mutual fund that holds Japanese securities. Because of the time zone difference, the Japanese market may close at 2:00 a.m. New York time. If the U.S. mutual fund manager uses the closing prices of the Japanese securities in his or her fund to arrive at an NAV at 4:00 p.m. in New York, he or she is relying on market information that is fourteen hours old. If there has been positive market moves during the New York trading day that will cause the

Japanese market to rise when it later opens, the stale Japanese prices will not reflect that increase, and the fund's NAV will be artificially low. Put another way, the NAV would not reflect the true current market value of the stocks the fund holds. On such a day, a trader who buys the Japanese fund at the "stale" price is virtually assured of a profit that can be realized the next day by selling. Taking advantage of this kind of short-term arbitrage repeatedly in a single mutual fund is called "timing" the fund.

27. Effective timing captures an arbitrage profit. The arbitrage profit from timing comes dollar-for-dollar out of the pockets of the long-term investors: the timer steps in at the last moment and takes part of the buy-and-hold investors' upside when the market goes up, so the next day's NAV is reduced for those who are still in the fund. If the timer sells short on bad days – as Defendant Pilgrim's private investment limited partnership did – the arbitrage has the effect of making the next day's NAV lower that it would otherwise have been, thus magnifying the losses that investors are experiencing in a declining market.

28. Besides the wealth transfer of arbitrage (called "dilution"), timers also harm their target funds in a number of other ways. They impose their transaction costs on the long-term investors. Indeed, trades necessitated by timer redemptions can also lead to realization of taxable capital gains at an undesirable time, or may result in managers having to sell stock into a falling market. Accordingly, fund managers often seek to minimize the disruptive impact of timers by keeping cash on hand to pay out the timers' profits without having to sell stock. This "strategy" does not eliminate the transfer of wealth out of the mutual fund caused by timing; it only reduces the administrative cost of those transfers. However, at the same time it can also reduce the overall performance of the fund by requiring the fund manager to keep a certain amount of the funds' assets in cash at all times, thus depriving the investors of the advantages of being fully

invested in a rising market. Some fund managers even enter into special investments as an attempt to hedge' against timing activity (instead of just refusing to allow it), thus deviating altogether from the ostensible investment strategy of their funds, and incurring further transaction costs.

29. Mutual fund managers are aware of the damaging effect that timers have on their funds. While it is virtually impossible for fund managers to identify every timing trade, large movements in and out of funds — like those made by Defendant Pilgrim's private investment limited partnership — are easy for managers to spot. And mutual fund managers have tools to fight back against timers.

30. Fund managers typically have the power to simply reject timers' purchases. As fiduciaries for their investors, mutual fund managers are obliged to do their best to use these weapons to protect their customers from the dilution that timing causes.

31. The incentive to the Defendant mutual funds to engage in such wrongdoing is as follows. Typically a single management company sets up a number of mutual funds to form a family. While each mutual fund is in fact its own company, as a practical matter the management company runs it. The portfolio managers who make the investment decisions for the funds and the executives to whom they report are all typically employees of the management company, not the mutual funds themselves. Still, the management company owes fiduciary duties to each fund and each investor.

32. The management company makes it profit from fees it charges the funds for financial advice and other services. These fees are typically a percentage of the assets in the fund, so the more assets in the family of funds, the more money the manager makes. The timer understands this perfectly, and frequently offers the manager more assets in exchange for the

right to time. Fund managers have succumbed to temptation and allowed investors in the target funds to be hurt in exchange for additional money in their own pockets in the form of higher management fees.

33. Thus, by keeping money — often many million dollars — in the same family of mutual funds (while moving the money from fund to fund), Defendant Pilgrim's private investment limited partnership assured the manager that he or she would collect management and other fees on the amount whether it was in the target fund, the resting fund, or moving in between. In addition, sometimes the manager would waive any applicable early redemption fees. By doing so, the manager would directly deprive the fund of money that would have partially reimbursed the fund for the impact of timing.

34. As an additional inducement for allowing the timing, fund managers often received "sticky assets." These were typically long-term investments made not in the mutual fund in which the timing activity was permitted, but in one of the fund manager's financial vehicles (e.g., a bond or hedge fund run by the manager) that assured a steady flow of fees to the manager.

35. These arrangements were never disclosed to mutual fund investors. On the contrary, many of the relevant mutual fund prospectuses contained materially misleading statements assuring investors that the fund managers discouraged and worked to prevent mutual fund timing.

THE SCHEME AT PILGRIM BAXTER

36. In connection with an examination of active trading of mutual fund shares by the United States Securities and Exchange Commission ("SEC") and the New York Attorney

General ("NYAG"), Pilgrim Baxter received inquiries and subpoenas for documents from those agencies on July 28, 2003.

37. - Soon after receiving inquiries and subpoenas from the SEC and NYAG, Pilgrim Baxter retained independent counsel to assist in responding to these inquiries and to conduct a thorough and independent examination of mutual fund shareholder trading practices in the PBHG Fund Family.

38. On September 3, 2003, NYAG Elliot Spitzer (the "Attorney General") attacked the mutual fund industry by filing a complaint charging fraud against Edward Stern and Canary Capital Partners, LLC ("Canary") in connection with the unlawful mutual practices of late trading and timing. More specifically, the Attorney General alleged the following: "Canary developed a complex strategy that allowed it to in effect sell mutual funds short and profit on declining NAVs." Additionally, the Attorney General alleged that Canary set up arrangements with Bank of America, Bank One, Janus, and Strong to late trade and time those companies respective mutual funds. The Attorney General further alleged:

> Bank of America ... (i) set Canary up with a state-of-the-art electronic late trading platform, allowing it to trade late in the hundreds of mutual funds that he bank offers to its customers, (ii) gave Canary permission to time Nations Funds Family, (iii) provided Canary with approximately $300 million of credit to finance this late trading and timing, and (iv) sold Canary the derivative short positions it needed to time the funds as the market dropped. None of these facts were disclosed in the Nations Funds prospectuses. In the process, Canary became one of Bank of America's largest customers. The relationship was mutually beneficial in that Canary made tens of millions through late trading and timing, while the various parts of the Bank of America that service Canary made millions themselves.

39. On November 13, 2003, Pilgrim Baxter announced that its founders, Defendants Baxter and Pilgrim, have stepped down from their positions with the firm. Additionally, Pilgrim Baxter stated:

> "As a result of the well publicized examination of mutual fund firms' policies and practices by government regulators, in September we initiated an internal review of our own past practices. That review, conducted with the assistance of independent experts, has raised questions about decisions the prior management team made before December 2001, when they sought to eliminate all market timing in the PBHG Funds. That review has brought into focus conduct that was not, in our view, consistent with the highest standards of professional and ethical behavior. We have bought these matters to the attention of the PBHG Funds Board of Trustees and regulatory authorities. The interest of our funds' shareholders and the integrity of our firm are our highest priorities. Therefore, we have proposed specific actions to resolve the issue."

40. Pilgrim Baxter further stated:

> **At issue is a passive investment on the part of Mr. Pilgrim in a private investment limited partnership, unaffiliated with Pilgrim Baxter, that, with Mr. Baxter's knowledge when he was CEO, actively purchased and redeemed shares of certain PBHG Funds and other mutual funds using a quantitative tactical asset allocation model based solely on publicly available information.** Mr. Pilgrim's initial investment in the limited partnership began in 1995 and has continued to the present, while the limited partnership's investment activity in the PBHG Funds was limited to the period from March 2000 to December 2001. (Emphasis added.)

41. The actions of the Defendants have harmed Plaintiff and members of the class. In essence, the Defendants' actions of allowing market timing to occur have caused Plaintiff and members of the class's shares to be diluted in value.

42. As such, Defendants have breached their fiduciary duties to Plaintiff and the class by lying to investors about their efforts to curb market timers by entering into undisclosed

agreements intended to boost their fees and permitting their Defendant Pilgrim's private investment limited partnership and others to time the mutual funds. As a result, Defendants have violated the Securities Act, the Exchange Act, and Investment Company Act, and common law fiduciary duties.

THE PBHG MUTUAL FUNDS' PROSPECTUSES WERE MATERIALLY FALSE AND MISLEADING

43. The PBHG Mutual Funds' Prospectus stated: **"The Fund also charges the redemption/exchange fee to discourage market timing by those shareholders initiating redemptions or exchanges to take advantage of short-term market movements."** (Emphasis added.)

44. Given that Pilgrim Baxter allowed market timing of its funds to occur by no less than its founders, its prospectuses were false and misleading because it failed to disclose the following: (a) that Defendants had entered into unlawful agreements allowing the Defendant Pilgrim's private investment limited partnership and Doe Defendants to time its trading of the PBHG Mutual Funds shares; (b) that, pursuant to those agreements, Defendant Pilgrim's private investment limited partnership and the Doe Defendants regularly timed the PBHG Mutual Funds; (c) that, contrary to the representations in the Prospectuses, the PBHG Mutual Funds only enforced their policy against frequent traders selectively; (d) that the Defendants regularly allowed Defendant Pilgrim's private investment limited partnership and the Doe Defendants to engage in trades that were disruptive to the efficient management of the PBHG Mutual Funds and/or increased the PBHG Mutual Funds' costs, thereby reducing the PBHG Mutual Funds actual performance; and (e) the Prospectuses failed to disclose that, pursuant to the unlawful agreements, Defendant Pilgrim's private investment limited partnership and Doe Defendants'

benefitted financially at the expense of PBHG Mutual Funds' investors including Plaintiff and other members of the Class.

UNDISCLOSED ADVERSE INFORMATION

45. The market for the PBHG Mutual Funds was open, well-developed and efficient at all relevant times. As a result of these materially false and misleading statements and failures to disclose, the PBHG Mutual Funds traded at distorted prices during the Class Period. Plaintiff and other members of the Class purchased or otherwise acquired the PBHG Mutual Funds relying upon the integrity of the NAV for the PBHG Mutual Funds and market information relating to the PBHG Mutual Funds, and have been damaged thereby.

46. During the Class Period, Defendants materially misled the investing public, thereby distorting the NAV of the PBHG Mutual Funds, by allowing Defendant Pilgrim's private investment limited partnership and the Doe Defendants to time the PBHG Mutual Funds.

47. At all relevant times, the material misrepresentations and omissions particularized in this Complaint directly or proximately caused or were a substantial contributing cause of the damages sustained by Plaintiff and other members of the Class.

ADDITIONAL SCIENTER ALLEGATIONS

48. As alleged herein, Defendants acted with scienter in that Defendants knew that the public documents and statements issued or disseminated in the name of the PBHG Mutual Funds were materially false and misleading; knew that such statements or documents would be issued or disseminated to the investing public; and knowingly and substantially participated or acquiesced in the issuance or dissemination of such statements or documents as primary violations of the federal securities laws. Defendants, by virtue of their receipt of information reflecting the true facts regarding PBHG Mutual Funds, their control over, and/or receipt and/or

modification of PBHG Mutual Funds' allegedly materially misleading misstatements and/or their associations with the PBHG Mutual Funds which made them privy to confidential proprietary information concerning the PBHG Mutual Funds, participated in the fraudulent scheme alleged herein.

49. Additionally, the Defendants were highly motivated to allow and facilitate the wrongful conduct alleged herein and participated in and/or had actual knowledge of the fraudulent conduct alleged herein. In exchange for allowing the unlawful practices alleged herein, the Defendants, among other things, received increased management fees from "sticky assets" as well as an increased number of transactions in and out of the funds, and were able to profit from this illegal activity. In short, Defendants siphoned money out of the mutual funds and their own pockets.

50. The Defendants were motivated to participate in the wrongful scheme by the enormous profits they derived thereby. They systematically pursued the scheme with full knowledge of its consequences to other investors.

APPLICABILITY OF PRESUMPTION OF RELIANCE
<u>FRAUD-ON-THE-MARKET DOCTRINE</u>

51. At all relevant times, the market for the PBHG Mutual Funds were an efficient market for the following reasons, among others:

(a) The PBHG Mutual Funds met the requirements for listing, and was listed and actively traded on a highly efficient and automated market;

(b) As a regulated issuer, the PBHG Mutual Funds filed periodic public reports with the SEC;

(c) The PBHG Mutual Funds regularly communicated with public investors via established market communication mechanisms, including through regular disseminations of press releases on the national circuits of major newswire services and through other wide-ranging public disclosures, such as communications with the financial press and other similar reporting services; and

(d) The PBHG Mutual Funds were followed by several securities analysts employed by major brokerage firms who wrote reports which were distributed to the sales force and certain customers of their respective brokerage firms. Each of these reports was publicly available and entered the public marketplace.

52. As a result of the foregoing, the market for the PBHG Mutual Funds promptly digested current information regarding PBHG Mutual Funds from all publicly available sources and reflected such information in the respective PBHG Mutual Funds' NAV. Under these circumstances, all purchasers of the PBHG Mutual Funds during the Class Period suffered similar injury through their purchase or acquisition of PBHG Mutual Funds securities at distorted prices, and a presumption of reliance applies.

NO SAFE HARBOR

53. The statutory safe harbor provided for forward-looking statements under certain circumstances does not apply to any of the allegedly forward-looking statements pleaded in this complaint. Many of the specific statements pleaded herein were not identified as "forward-looking statements" when made. To the extent there were any forward-looking statements, there were no meaningful cautionary statements identifying important factors that could cause actual results to differ materially from those in the purportedly forward-looking statements. Alternatively, to the extent that the statutory safe harbor does apply to any forward-looking

statements because at the time each of those forward-looking statements were made, the particular speaker knew that the particular forward-looking statement was false, and/or the forward-looking statement was authorized and/or approved by an executive officer of the Defendants who knew that those statements were false when made.

COUNT ONE

AGAINST PBHG FUND FOR VIOLATIONS OF SECTION 11 OF THE SECURITIES ACT

54. Plaintiff repeats and realleges each and every allegation contained above as if fully set forth herein, except that, for purposes of this claim, Plaintiff expressly excludes and disclaims any allegation that could be construed as alleging fraud or intentional or reckless misconduct and otherwise incorporates the allegations contained above.

55. This claim is brought pursuant to Section 11 of the Securities Act, 15 U.S.C.§77k, on behalf of the Plaintiff and other members of the Class against the PBHG Funds.

56. PBHG Funds are the registrants for the PBHG Mutual Funds sold to Plaintiff and the other members of the Class and are statutorily liable under Section 11. PBHG Funds issued, caused to be issued, and participated in the issuance of the materially false and misleading written statements and/or omissions of material facts that were contained in the Prospectuses.

57. Plaintiff was provided with the PBHG Mutual Fund Prospectuses and, similarly, prior to purchasing units of each of the PBHG Mutual Funds, all Class members likewise received the appropriate prospectus. Plaintiff and other Class members purchased shares of the PBHG Mutual Funds traceable to the relevant false and misleading Prospectuses and were damaged thereby.

58. As set forth herein, the statements contained in the Prospectuses, when they became effective, were materially false and misleading for a number of reasons, including that they stated that it was the practice of the PBHG Mutual Funds to monitor and take steps to prevent timed trading because of its adverse effect on fund investors, and that the trading price was determined as of 4 p.m. each trading day with respect to all investors when, in fact, select investors (Defendant Pilgrim's private investment limited partnership and the Does named as Defendants herein) were allowed to engage in timed trading. The Prospectuses failed to disclose and misrepresented, *inter alia*, the following material and adverse facts: (a) that Defendants had entered into unlawful agreements allowing the Defendant Pilgrim's private investment limited partnership and Doe Defendants to time its trading of the PBHG Mutual Funds shares; (b) that, pursuant to those agreement, Defendant Pilgrim's private investment limited partnership and Doe Defendants regularly timed the PBHG Mutual Funds shares; (c) that, contrary to the express representations in the Prospectuses, the PBHG Mutual Funds enforced their policy against frequent traders selectively, (d) that the Defendants regularly allowed Defendant Pilgrim's private investment limited partnership and Doe Defendants to engage in trades that were disruptive to the efficient management of the PBHG Mutual Funds and/or increased the PBHG Mutual Funds' costs, thereby reduced the PBHG Mutual Funds' actual performance; and (e) the Prospectuses failed to disclose that, pursuant to the unlawful agreements, Defendant Pilgrim's private investment limited partnership and Doe Defendants benefitted financially at the expense of the PBHG Mutual Funds' investors including Plaintiff and the other members of the Class.

59. At the time they purchased the PBHG Mutual Funds shares traceable to the defective Prospectuses, Plaintiff and Class members were without knowledge of the facts concerning the false and misleading statements or omissions alleged herein and could not

reasonably have possessed such knowledge. This claim is brought within the applicable statute of limitations.

COUNT TWO

AGAINST PILGRIM BAXTER AND PBHG FUND DISTRIBUTORS AS CONTROL PERSONS FOR VIOLATIONS OF SECTION 15 OF THE SECURITIES ACT

60. Plaintiff repeats and realleges each and every allegation contained above, except that for purposes of this claim, Plaintiff expressly excludes and disclaims any allegation that could be construed as alleging fraud or intentional reckless misconduct and otherwise incorporates the allegations contained above.

61. This Claim is brought pursuant to Section 15 of the Securities Act against Pilgrim Baxter and PBHG Fund Distributors, each as a control person of the PBHG Funds. It is appropriate to treat these Defendants as a group for pleading purposes and to presume that the false, misleading, and incomplete information conveyed in the PBHG Mutual Funds' public filings, press releases and other publications are the actions of Pilgrim Baxter and PBHG Fund Distributors.

62. PBHG Funds are liable under Section 11 of the Securities Act as set forth herein.

63. Pilgrim Baxter and PBHG Fund Distributors was a "control person" of PBHG Funds within the meaning of Section 15 of the Securities Act, by virtue of its position of operational control and/or ownership. At the time Plaintiff and other members of the Class purchased shares of PBHG Mutual Funds, by virtue of their positions of control and authority over the PBHG Funds directly and indirectly, had the power and authority, and exercised the same, to cause the PBHG Funds to engage in the wrongful conduct complained of herein. PBHG

Funds issued, caused to be issued, and participated in the issuance of materially false and misleading statements in the Prospectuses.

64. Pursuant to Section 15 of the Securities Act, by reason of the foregoing, Pilgrim Baxter and PBHG Fund Distributors are liable to Plaintiff and the other members of the Class for the PBHG Funds' primary violations of Section 11 of the Securities Act.

65. By virtue of the foregoing, Plaintiff and other members of the Class are entitled to damages against Pilgrim Baxter and PBHG Fund Distributors.

COUNT THREE

VIOLATION OF SECTION 10(b) OF THE EXCHANGE ACT AGAINST AND RULE 10b-5 PROMULGATED THEREUNDER AGAINST ALL DEFENDANTS

66. Plaintiff repeats and realleges each and every allegation contained above as if fully set forth herein except for Claims brought pursuant to the Securities Act.

67. During the Class Period, each of the Defendants carried out a plan, scheme and course of conduct which was intended to and, throughout the Class Period, did deceive the investing public, including Plaintiff and the other Class members, as alleged herein and cause Plaintiff and other members of the Class to purchase PBHG Mutual Funds shares or interests at distorted prices and otherwise suffered damages. In furtherance of this unlawful scheme, plan and course of conduct, Defendants, and each of them, took the actions set forth herein.

68. Defendants (i) employed devices, schemes, and artifices to defraud; (ii) made untrue statements of material fact and/or omitted to state material facts necessary to make the statements not misleading; and (iii) engaged in acts, practices, and a course of business which operated as a fraud and deceit upon the purchasers of the PBHG Mutual Funds, including Plaintiff and other members of the Class, in an effort to enrich themselves through undisclosed

manipulative trading tactics by which they wrongfully appropriated PBHG Mutual Funds' assets and otherwise distorted the pricing of their securities in violation of Section 10(b) of the Exchange Act and Rule 10b-5. All Defendants are sued as primary participants in the wrongful and illegal conduct and scheme charged herein.

69. Defendants, individually and in concert, directly and indirectly, by the use, means or instrumentalities of interstate commerce and/or of the mails, engaged and participated in a continuous course of conduct to conceal adverse material information about the PBHG Mutual Funds operations, as specified herein.

70. These Defendants employed devices, schemes and artifices to defraud and a course of conduct and scheme as alleged herein to unlawfully manipulate and profit from secretly timed trading and thereby engaged in transactions, practices and a course of business which operated as a fraud and deceit upon Plaintiff and members of the Class.

71. The Defendants had actual knowledge of the misrepresentations and omissions of material facts set forth herein, or acted with reckless disregard for the truth in that they failed to ascertain and to disclose such facts, even though such facts were available to them. Such Defendants' material misrepresentations and/or omissions were done knowingly or recklessly and for the purpose and effect of concealing the truth.

72. As a result of the dissemination of the materially false and misleading information and failure to disclose material facts, as set forth above, the market price of the PBHG Mutual Funds were distorted during the Class Period such that they did not reflect the risks and costs of the continuing course of conduct alleged herein. In ignorance of these facts that market prices of the shares were distorted, and relying directly or indirectly on the false and misleading statements made by the Defendants, or upon the integrity of the market in which the securities

trade, and/or on the absence of material adverse information that was known to or recklessly disregarded by Defendants but not disclosed in public statements by Defendants during the Class Period, Plaintiff and the other members of the Class acquired the shares or interests in the PBHG Mutual Funds during the Class Period at distorted prices and were damaged thereby.

73. At the time of said misrepresentations and omissions, Plaintiff and other members of the Class were ignorant of their falsity, and believed them to be true. Had Plaintiff and the other members of the Class and the marketplace known of the truth concerning the PBHG Mutual Funds' operations, which were not disclosed by Defendants, Plaintiff and other members of the Class would not have purchased or otherwise acquired their shares or, if they had acquired such shares or other interests during the Class Period, they would not have done so at the distorted prices which they paid.

74. By virtue of the foregoing, Defendants have violated Section 10(b) of the Exchange Act, and Rule 10b-5 promulgated thereunder.

75. As a direct and proximate result of Defendants' wrongful conduct, Plaintiff and the other members of the Class suffered damages in connection with their respective purchases and sales of the PBHG Mutual Funds shares during the Class Period.

COUNT FOUR

AGAINST HAROLD J. BAXTER, GARY L. PILGRIM, PILGRIM BAXTER, PBHG FUND DISTRIBUTORS AND PBHG FUNDS AS A CONTROL PERSON <u>FOR VIOLATIONS OF SECTION 20(A) OF THE EXCHANGE ACT</u>

76. Plaintiff repeats and realleges each and every allegation contained above as if fully set forth herein except for Claims brought pursuant to the Securities Act.

77. This Claim is brought pursuant to Section 20(a) of the Exchange Act against Baxter and Pilgrim as a control person of Pilgrim Baxter, PBHG Fund Distributors, PBHG

Funds, and the PBHG Mutual Funds; against Pilgrim Baxter as a control person of PBHG Fund Distributors, PBHG Funds and the PBHG Mutual Funds; and against PBHG Fund Distributors as a control person of PBHG Funds and the PBHG Mutual Funds; and PBHG Funds as a control person of the PBHG Mutual Funds.

78. It is appropriate to treat these Defendants asa group for pleading purposes and to presume that the materially false, misleading, and incomplete information conveyed in the PBHG Mutual Funds' public filings, press releases and other publications are the collective actions of Baxter, Pilgrim, Pilgrim Baxter, PBHG Distributors, and PBHG Funds.

79. Baxter, Pilgrim, Pilgrim Baxter, PBHG Distributors, and PBHG Funds are controlling persons of the PBHG Mutual Funds within the meaning of Section 20(a) of the Exchange Act for the reasons alleged herein. By virtue of their operational and management control of the PBHG Mutual Funds' respective businesses and systematic involvement in the fraudulent scheme alleged herein, Baxter, Pilgrim, Pilgrim Baxter, PBHG Distributors, and PBHG Funds each had the power to influence and control and did influence and control, directly or indirectly, the decision-making and actions of the PBHG Mutual Funds, including the content and dissemination of the various statements which Plaintiff contends are false and misleading. Baxter, Pilgrim, Pilgrim Baxter, PBHG Distributors, and PBHG Funds had the ability to prevent the issuance of the statements alleged to be false and misleading or cause such statements to be corrected.

80. In particular, each of Baxter, Pilgrim, Pilgrim Baxter, PBHG Distributors, and PBHG Funds had direct and supervisory involvement in the operations of the PBHG Mutual Funds and, therefore, is presumed to have had the power to control or influence the particular transactions giving rise to the securities violations as alleged herein, and exercised the same.

81. As set forth above, Baxter, Pilgrim, Pilgrim Baxter, PBHG Distributors, and PBHG Funds each violated Section 10(b) and Rule 10b-5 by their acts and omissions as alleged in this Complaint. By virtue of their positions as controlling persons, Baxter, Pilgrim, Pilgrim Baxter, PBHG Distributors, and PBHG Funds are liable pursuant to Section 20(a) of the Exchange Act. As a direct and proximate result of Defendants' wrongful conduct, Plaintiff and other members of the Class suffered damages in connection with their purchases of PBHG Mutual Fund securities during the Class Period.

COUNT FIVE

VIOLATION OF SECTION 36(a) OF THE INVESTMENT COMPANY ACT OF 1940 AGAINST ALL DEFENDANTS

82. Plaintiff repeats and realleges each and every allegation contained above as if fully set forth herein.

83. This claim for relief is brought pursuant to Section 36(a) of the Investment Company Act of 1940 against Defendants. Under Section 36(a), an implied private right of action exists. See McLachlan v. Simon, 31F.Supp.2d 731 (N.D. Cal. 1998).

84. Under Section 36(a) of the Investment Company Act, Defendants shall be deemed to owe a fiduciary duty to Plaintiff and other class members with respect to the receipt of fees and compensation that Defendants receive for services of a material nature.

85. Here, Defendants have devised and implemented a scheme to obtain substantial fees and other income for themselves and their affiliates by allowing Pilgrim's private investment limited partnership and the Doe Defendants to engage in timing of the PBHG Mutual Funds throughout the Class Period and in violation of their fiduciary duties to their customers, i.e., Plaintiff and class members.

86. Defendants engaged in such scheme to only benefit themselves and their affiliates by allowing Pilgrim's private investment limited partnership and the Doe Defendants to engage in timing of the PBHG Mutual Funds named herein in return for substantial fees and other income.

87. Defendants have breached the fiduciary duties they owes to Plaintiff and other class members by, among other things, devising this plan and scheme solely for their own benefit and by failing to reveal to them material facts which would allow them to make informed decisions about the true value and performance of the Fund.

88. Plaintiff and other members of the Class have been injured as a result of Defendants' breach of fiduciary duty and violation of Section 36(a) of the Investment Act of 1940.

COUNT SIX

VIOLATION OF SECTION 36(b) OF THE INVESTMENT COMPANY ACT OF 1940 AGAINST ALL DEFENDANTS

89. Plaintiff repeats and realleges each and every allegation contained above as if fully set forth herein.

90. This claim for relief is brought pursuant to Section 36(b) of the Investment Company Act of 1940 against Defendants.

91. Under Section 36(b) of the Investment Company Act, Defendants shall be deemed to owe a fiduciary duty to Plaintiff and other class members with respect to the receipt of fees and compensation that Defendants receive for services of a material nature.

92. Here, Defendants have devised and implemented a scheme to obtain substantial fees and other income for themselves and their affiliates by allowing Pilgrim's private

investment limited partnership and the Doe Defendants to engage in timing of the PBHG Mutual Funds throughout the Class Period and in violation of their fiduciary duties to their customers, i.e., Plaintiff and class members.

93. Defendants engaged in such scheme to only benefit itself and their affiliates by allowing Pilgrim's private investment limited partnership and the Doe Defendants to engage in timing of the PBHG Mutual Funds in return for substantial fees and other income.

94. Defendants have breached the fiduciary duties it owes Plaintiff and other Class members by, among other things, devising this plan and scheme solely for its own benefit and by failing to reveal to them material facts which would allow them to make informed decisions about the true value and performance of the Fund.

95. Plaintiff and other members of the Class have been injured as a result of Defendants' breach of fiduciary duty and violation of Section 36(b) of the Investment Act of 1940.

COUNT SEVEN

VIOLATION OF SECTION 36(b) OF THE INVESTMENT COMPANY ACT OF 1940 AGAINST ALL DEFENDANTS

96. Plaintiff repeats and realleges each and every allegation contained above as if fully set forth herein.

97. Plaintiff and the Class placed their trust and confidence in Baxter, Pilgrim, Pilgrim Baxter, PBHG Distributors, and PBHG Funds to manage the assets they invested in the PBHG Mutual Funds.

98. Plaintiff and the class reasonably expected that Baxter, Pilgrim, Pilgrim Baxter, PBHG Distributors, and PBHG Funds would honor its obligations to them by, among other

things, observing the securities laws and honoring its representations made in the PBHG Mutual Funds' prospectuses.

99. Baxter, Pilgrim, Pilgrim Baxter, PBHG Distributors, and PBHG Funds aided and abetted by the other Defendants, who are co-conspirators, breached its fiduciary duties to the Plaintiff and the Class by violating the securities laws and breaching express and implied representations contained in the PBHG Mutual Funds' prospectuses for the benefit of the PBHG Mutual Funds and each of the other Defendants.

100. Each of the Defendants was an active participant in the breach of fiduciary duty and participated in the breach for the purpose of advancing their own interests.

101. Plaintiff and the Class have been specially injured by Defendants' wrongdoing. For example, those class members who redeemed their shares during the Class Period received less than what they would have been entitled to had certain individuals not engaged in illegal market timing. Additionally, certain members of the Class (i.e., those who purchased their mutual fund shares legally), were treated differently than those purchasers that were market timers.

102. Baxter, Pilgrim, Pilgrim Baxter, PBHG Distributors, and PBHG Funds aided and abetted by the other Defendants who are also co-conspirators, acted in bad-faith, for personal gain and in furtherance of his, her or its own financial advantage in connection with the wrongful conduct complained of in this complaint.

103. As a direct and proximate result of the Defendants' foregoing breaches of fiduciary duties, Plaintiff and the members of the Class have suffered damage

104. Baxter, Pilgrim, Pilgrim Baxter, PBHG Distributors, and PBHG Funds and the other Defendants, as aiders and abettors, and co-conspirators, are each jointly and severally liable for an amount to be determined at trial.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff on behalf of himself and of the Class prays for relief and judgment, as follows:

(a) Declaring this action to be a class action pursuant to Rule 23(a) and (b)(3) of the Federal Rules of Civil Procedure on behalf of the Class defined herein;

(b) Awarding Plaintiff and the members of the Class damages in an amount to be proven at trial, including interest thereon;

(c) Awarding Plaintiff and other members of the Class pre-judgment and post-judgment interest, as well as their reasonable attorneys' fees and experts' witness fees and other costs;

(d) Awarding such other and further relief as this Court may deem just and proper including any extraordinary equitable and/or injunctive relief as is permitted by law or equity to attach, impound or otherwise restrict the Defendants' assets to assure Plaintiffs have an effective remedy;

(e) Such other relief as this Court deems appropriate.

JURY TRIAL DEMANDED

Plaintiff hereby demands a trial by jury.

Dated: November 19, 2003

Respectfully submitted,

WEISS & YOURMAN

By:
Joseph H. Weiss (JW-4534)
David C. Katz (DK-6235)
551 Fifth Avenue
New York, New York 10176
(212) 682-3025 (Tel)
(212) 682-3010 (Fax)

Attorneys for Plaintiff

UNITED STATES DISTRICT COURT
FOR THE EASTERN DISTRICT OF PENNSYLVANIA

LILIA BINDER, WILLIAM HARRY EDMONDSON, HENRY MORROW, DELIA ORLANDO, and L. D. JOHNSON, Individually and on Behalf of All Others Similarly Situated, Plaintiffs, vs. PBHG GROWTH FUND, PBHG EMERGING GROWTH FUND; PBHG LARGE CAP GROWTH FUND, PBHG SELECT GROWTH FUND, PBHG FOCUSED FUND, PBHG LARGE CAP FUND, PBHG LARGE CAP 20 FUND; PBHG STRATEGIC SMALL COMPANY FUND, PBHG DISCIPLINED EQUITY FUND, PBHG MID-CAP FUND, PBHG SMALL CAP FUND; PBHG CLIPPER FOCUS FUND, PBHG SMALL CAP VALUE FUND, PBHG REIT FUND, PBHG TECHNOLOGY & COMMUNICATIONS FUND, PBHG IRA CAPITAL PRESERVATION FUND, PBHG INTERMEDIATE FIXED INCOME FUND, PBHG CASH RESERVES FUND (collectively, the "PBHG MUTUAL FUNDS"); PBHG FUNDS, OLD MUTUAL ASSET MANAGEMENT; PILGRIM BAXTER & ASSOCIATES, LTD.; HAROLD J. BAXTER; GARY L. PILGRIM; APPALACHIAN TRAILS, L.P.; MICHAEL CHRISTIANI; WALL STREET DISCOUNT CORPORATION; ALAN LEDERFEIND; and JOHN DOES 1-100, Defendants.	Civil Action No. <u>CLASS ACTION COMPLAINT</u> JURY TRIAL DEMANDED

Plaintiffs alleges the following based upon the investigation of plaintiffs' counsel, which included a review of United States Securities and Exchange Commission ("SEC") filings as well as other regulatory filings and reports and advisories about the PBHG Mutual Funds (as defined in the caption of this case, above), press releases, and media reports about the PBHG Mutual

Funds. Plaintiffs believe that substantial additional evidentiary support will exist for the allegations set forth herein after a reasonable opportunity for discovery.

NATURE OF THE ACTION

1. This is a federal class action on behalf of a class consisting of all persons other than defendants who purchased or otherwise acquired shares or other ownership units of one or more of the mutual funds in the PBHG family of funds (*i.e.*, the PBHG Mutual Funds as defined in the caption, above) between November 24, 1998 and November 12, 2003, inclusive, and who were damaged thereby. Plaintiffs seek to pursue remedies under the Securities Act of 1933 (the "Securities Act"), the Securities Exchange Act of 1934 (the "Exchange Act") and the Investment Advisers Act of 1940 (the "Investment Advisers Act") (the "Class").

2. This action charges defendants with engaging in an unlawful and deceitful course of conduct designed to improperly financially advantage defendants to the detriment of plaintiffs and the other members of the Class. As part and parcel of defendants' unlawful conduct, the Fund Defendants, as defined below, in clear contravention of their fiduciary responsibilities, and disclosure obligations, failed to properly disclose that select favored customers were improperly allowed to "time" their mutual fund trades. Such timing, as more fully described herein, improperly allows an investor to trade in and out of a mutual fund to exploit short-term moves and inefficiencies in the manner in which the mutual funds price their shares.

3. On November 13, 2003, before the market opened, defendant Pilgrim Baxter & Associates, Ltd. ("Pilgrim Baxter") sent a letter to PBHG Mutual Funds shareholders revealing that defendants Gary L. Pilgrim ("Pilgrim") and Harold Baxter ("Baxter") were forced to resign their executive positions at Pilgrim Baxter due to an investigation by the Securities and Exchange Commission ("SEC") and the Office of the Attorney General of the State of New York (the "Attorney General") into defendants Pilgrim and Baxter's participation in a market timing scheme involving PBHG Mutual Funds. Pilgrim Baxter stated that an internal investigation

revealed that defendant Baxter knew about and permitted the rapid trading of PBHG Mutual Funds shares by a private investment limited partnership or hedge fund in which defendant Pilgrim was a significant investor. According to David J. Bullock ("Bullock"), Pilgrim Baxter's President and Chief Executive Officer, the market timing activity by Pilgrim and Baxter "was not . . . consistent with the highest standards of professional and ethical behavior." On the same day, defendants filed with the SEC a prospectus supplement reiterating the discovery of defendants Pilgrim and Baxter's rampant market timing in PBHG Mutual Funds.

4. Subsequently, on November 14, 2003, *The Wall Street Journal* reported that Pilgrim invested in a hedge fund that, in 2000, asked Pilgrim for permission to market time PBHG Mutual Funds. With defendants Pilgrim and Baxter's approval, the hedge fund was permitted to engage in rapid trades in the PBHG family of funds, including the PBHG Growth Fund, which was managed by Pilgrim. The article also stated that New York Attorney General Elliot Spitzer is reviewing trades of PBHG Mutual Funds by Canary Capital Partners LLC, a hedge fund that has as been named as a defendant in a complaint filed by the Attorney General, and numerous actions recently filed by investors, concerning its alleged participation in a wrongful and illegal scheme involving late trading and market timing in various mutual fund families, including Janus, One Group, Strong, Nations, and AllianceBernstein funds.

5. According to a *Bloomberg* article published on November 16, 2003, as a result of their forced resignations from Pilgrim Baxter, defendants Pilgrim and Baxter will collectively receive accelerated payments of approximately $69.3 million from Old Mutual plc, a South African-based financial services company which acquired Pilgrim Baxter in 2000, as the final payment on the acquisition price and another $11 million for defendants' vested equity in Pilgrim Baxter.

6. On November 20, 2003, the SEC and the Attorney General announced civil charges against Pilgrim and Baxter in connection with their illegal market timing in PBHG Mutual Funds. According to the complaint filed by the Attorney General, beginning as early as 1998, Pilgrim and Baxter knowingly facilitated market timing in PBHG Mutual Funds by favored investors, including the Appalachian Trails hedge fund ("Appalachian Trails") which defendant Pilgrim and his wife co-founded and maintained substantial ownership interest therein, as well as the clients of Wall Street Discount Corporation, a broker-dealer run by defendant Alan Lederfeind, Baxter's close friend.

JURISDICTION AND VENUE

7. This Court has jurisdiction over the subject matter of this action pursuant to § 27 of the Exchange Act of 1934 (15 U.S.C. § 78aa); Section 22 of the Securities Act (15 U.S.C. § 77v); Section 80b-14 of the Investment Advisers Act (15 U.S.C. § 80b-14); and 28 U.S.C. §§ 1331, 1337.

8. Many of the acts charged herein, including the preparation and dissemination of materially false and misleading information, occurred in substantial part in this District. Defendants conducted other substantial business within this District and many Class members reside within this District.

9. In connection with the acts alleged in this complaint, defendants, directly or indirectly, used the means and instrumentalities of interstate commerce, including, but not limited to, the mails, interstate telephone communications and the facilities of the national securities markets.

PARTIES

10. Plaintiff Henry Morrow, as set forth in his certification, which is attached hereto and incorporated by reference herein, purchased units of the PBHG Large Cap 20 Fund and PBHG Select Growth Fund during the Class Period and has been damaged thereby.

11. Plaintiff William Harry Edmondson, as set forth in his certification, which is attached hereto and incorporated by reference herein, purchased units of the PBHG Growth Fund and PBHG Technology and Communications Fund during the Class Period and has been damaged thereby.

12. Plaintiff Lilia Binder, as set forth in her certification, which is attached hereto and incorporated by reference herein, purchased units of the PBHG Select Growth Fund during the Class Period and has been damaged thereby.

13. Plaintiff Delia Orlando, as set forth in her certification, which is attached hereto and incorporated by reference herein, purchased units of the PBHG Select Growth Fund during the Class Period and has been damaged thereby.

14. L. D. Johnson, as set forth in his certification, which is attached hereto and incorporated by reference herein, purchased units of the PBHG Select Growth Fund during the Class Period and has been damaged thereby.

15. Each of the PBHG Mutual Funds, including the PBHG Large Cap 20 Fund, PBHG Select Growth Fund, PBHG Growth Fund, and PBHG Technology and Communications Fund, are mutual funds that are regulated by the Investment Company Act of 1940 that are managed by defendant Pilgrim Baxter and that buy, hold, and sell shares or other ownership units that are subject to the misconduct alleged in this complaint.

16. Old Mutual Asset Management ("Old Mutual") is a subsidiary of Old Mutual plc, a South African-based financial services firm and the ultimate parent of all Pilgrim Baxter

Defendants, as defined herein. Through its member firms, which include Pilgrim Baxter, Old Mutual Asset Management provides asset management services and products in the United States. Old Mutual Asset Management is headquartered at 200 Clarendon Street, 53rd Floor, Boston, MA 02116.

17. Defendant Pilgrim Baxter is registered as an investment adviser under the Investment Advisers Act and managed and advised the PBHG Mutual Funds during the Class Period. Pilgrim Baxter has ultimate responsibility for overseeing the day-to-day management of the PBHG Mutual Funds. Pilgrim Baxter is located at 1400 Liberty Ridge Drive, Wayne, Pennsylvania 19087.

18. Defendant PBHG Funds is the registrant and issuer of the shares of the PBHG Mutual Funds. PBHG Funds is located at 1400 Liberty Ridge Drive, Wayne, Pennsylvania 19087.

19. Defendant Gary L. Pilgrim was, until July 2003, President of Pilgrim Baxter, and at all relevant times, a co-founder and a Director of Pilgrim Baxter. Additionally, defendant Pilgrim was a co-founder of defendant Appalachian Trails. At all relevant times, defendant Pilgrim was an active participant in the unlawful scheme alleged herein.

20. Defendant Harold J. Baxter was the co-founder and, at all relevant times, was Chief Executive Officer and Chairman of the Board of Pilgrim Baxter, and was an active participant in the unlawful scheme alleged herein.

21. Defendants Old Mutual Asset Management, Pilgrim Baxter, PBHG Funds, Gary L. Pilgrim, Harold J. Baxter, and the PBHG Mutual Funds are referred to collectively herein as the "Fund Defendants."

22. Defendant Appalachian Trails is a Delaware limited partnership founded in 1995, in part, by defendants Pilgrim and Christiani. Appalachian Trails maintains its principal place of business in Avon, Connecticut.

23. Defendant Michael Christiani is a co-founder, general partner, and manager of Appalachian Trails. At all relevant times, defendant Christiani was an active participant in the unlawful scheme alleged herein.

24. Defendant Wall Street Discount Corporation ("Wall Street Discount Corp.") is a discount broker-dealer and maintains its headquarters at 100 Wall Street, New York, New York 10005.

25. Defendant Alan Lederfeind was the founder and President of Wall Street Discount Corp. and was an active participant in the scheme alleged herein.

26. The true names and capacities of defendants sued herein as John Does 1 through 100 are other active participants with the Fund Defendants in the widespread unlawful conduct alleged herein whose identities have yet to be ascertained. Such defendants were secretly permitted to engage in improper timing at the expense of ordinary PBHG Mutual Funds investors, such as plaintiffs and the other members of the Class, in exchange for which these John Doe defendants provided remuneration to the Fund Defendants. Plaintiffs will seek to amend this complaint to state the true names and capacities of said defendants when they have been ascertained.

PLAINTIFFS' CLASS ACTION ALLEGATIONS

27. Plaintiffs bring this action as a class action pursuant to Federal Rule of Civil Procedure 23(a) and (b)(3) on behalf of a Class, consisting of all persons or entities who purchased or otherwise acquired shares or like interests in any of the PBHG Mutual Funds between November 24, 1998 and November 12, 2003, inclusive, and who were damaged thereby. Plaintiffs and each of the Class members purchased shares or other ownership units in PBHG Mutual Funds pursuant to a registration statement and prospectus. The registration statements and prospectuses pursuant to which plaintiffs and the other Class members purchased their shares or other ownership units in the PBHG Mutual Funds are referred to collectively herein as the "Prospectuses." Excluded from the Class are defendants, members of their immediate families and their legal representatives, heirs, successors or assigns and any entity in which defendants have or had a controlling interest.

28. The members of the Class are so numerous that joinder of all members is impracticable. While the exact number of Class members is unknown to plaintiffs at this time and can only be ascertained through appropriate discovery, plaintiffs believe that there are hundreds or thousands of members in the proposed Class. Record owners and other members of the Class may be identified from records maintained by the PBHG Mutual Funds and may be notified of the pendency of this action by mail, using the form of notice similar to that customarily used in securities class actions.

29. Plaintiffs' claims are typical of the claims of the members of the Class as all members of the Class are similarly affected by defendants' wrongful conduct in violation of federal law that is complained of herein.

30. Plaintiffs will fairly and adequately protect the interests of the members of the Class and has retained counsel competent and experienced in class and securities litigation.

31. Common questions of law and fact exist as to all members of the Class and predominate over any questions solely affecting individual members of the Class. Among the questions of law and fact common to the Class are:

(a) whether the federal securities laws were violated by defendants' acts as alleged herein;

(b) whether statements made by defendants to the investing public during the Class Period misrepresented material facts about the business, operations and financial statements of the PBHG Mutual Funds; and

(c) to what extent the members of the Class have sustained damages and the proper measure of damages.

32. A class action is superior to all other available methods for the fair and efficient adjudication of this controversy since joinder of all members is impracticable. Furthermore, as the damages suffered by individual Class members may be relatively small, the expense and burden of individual litigation make it virtually impossible for members of the Class to individually redress the wrongs done to them. There will be no difficulty in the management of this action as a class action.

SUBSTANTIVE ALLEGATIONS

Introduction: The Double Standard for Privileged Investors

33. Mutual funds, including the PBHG Mutual Funds, are meant to be long-term investments and are therefore the favored savings vehicles for many Americans' retirement and college funds.

34. However, unbeknownst to investors, from at least as early as November 24, 1998 and until November 12, 2003, inclusive, defendants engaged in fraudulent and wrongful schemes that enabled certain favored investors, including Pilgrim, Appalachian Trails, Christiani, Alan Lederfeind, and clients of Wall Street Discount Corp., to reap many millions of dollars in profit, at the expense of the plaintiffs and other members of the Class, through secret and illegal timed trading. In exchange for the right to engage in timing, which hurt plaintiff and other Class members, by artificially and materially affecting the value of the PBHG Mutual Funds, defendant

Wall Street Discount Corp. facilitated an agreement between certain of its clients and the PBHG defendants to park substantial assets in the PBHG Mutual Funds, thereby increasing the assets under PBHG Mutual Funds' management and the fees paid to PBHG Mutual Funds' managers, including defendant Pilgrim. The John Doe Defendants also participated in this arrangement to park substantial assets in the PBHG Mutual Funds in exchange for market timing capabilities. The assets parked in the PBHG Funds in exchange for the right to engage in timing have been referred to as "sticky assets." Specifically, Pilgrim Baxter, as manager of the PBHG Mutual Funds, and each of the relevant fund managers, including Pilgrim, profited from fees Pilgrim Baxter charged to the PBHG Mutual Funds that were measured as a percentage of the fees under management. In exchange for the right to engage in timed trading, which hurt plaintiffs and the other Class members, by artificially and materially affecting the value of the PBHG Mutual Funds, the John Doe Defendants, agreed to park substantial assets in PBHG Mutual Funds.

<u>Secret Timed Trading at the Expense of Plaintiffs and Other Members of the Class</u>

35. "Timing" is an arbitrage strategy involving short-term trading that can be used to profit from mutual funds use of "stale" prices to calculate the value of securities held in the funds' portfolio. These prices are "stale" because they do not necessarily reflect the "fair value" of such securities as of the time the NAV is calculated. A typical example is a U.S. mutual fund that holds Japanese securities. Because of the time zone difference, the Japanese market may close at 2 *a.m.* New York time. If the U.S. mutual fund manager uses the closing prices of the Japanese securities in his or her fund to arrive at an NAV at 4 *p.m.* in New York, he or she is relying on market information that is fourteen hours old. If there has been positive market moves during the New York trading day that will cause the Japanese market to rise when it later opens, the stale Japanese prices will not reflect them, and the fund's NAV will be artificially low. Put

another way, the NAV would not reflect the true current market value of the stocks the fund holds. This and similar strategies are known as "time zone arbitrage."

36. A similar type of timing is possible in mutual funds that contain illiquid securities such as high-yield bonds or small capitalization stocks. Here, the fact that some of the PBHG Mutual Funds' underlying securities may not have traded for hours before the New York closing time can render the fund's NAV stale and thus open it to being timed. This is sometimes known as "liquidity arbitrage."

37. Effective timing captures an arbitrage profit that comes dollar-for-dollar out of the pockets of the long-term investors: the timer steps in at the last moment and takes part of the buy-and-hold investors' upside when the market goes up, so the next day's NAV is reduced for those who are still in the fund. If the timer sells short on bad days --- as Canary also did --- the arbitrage has the effect of making the next day's NAV lower than it would otherwise have been, thus magnifying the losses that investors are experiencing in a declining market.

38. Besides the wealth transfer of arbitrage (called "dilution"), timers also harm their target funds in a number of other ways. They impose their transaction costs on the long-term investors. Trades necessitated by timer redemptions can also result in the realization of taxable capital gains at an undesirable time, or may result in managers having to sell stock into a falling market.

39. It is widely acknowledged that timing inures to the detriment of long-term mutual fund shareholders and, because of this detrimental effect, the Prospectuses stated that timing is monitored and that the Fund Defendants work to prevent it. These statements were materially false and misleading.

Defendants' Fraudulent Scheme

40. On September 4, 2003 *The Wall Street Journal* reported that the New York Attorney General Elliot Spitzer filed a complaint in New York Supreme Court alleging that certain mutual fund companies secretly allowed, and in some instances facilitated, a New Jersey-based hedge fund to engage in prohibited and/or fraudulent trading in mutual fund shares (the "Spitzer Complaint I"). In return for receiving this favored treatment, which damaged the long term mutual fund investors, the hedge fund parked funds in financial instruments controlled by the fund companies or their affiliates to increase fund management fees, and entered into other arrangements which benefited the fund companies and/or their affiliates. The article reported as follows regarding the matter:

> Edward Stern . . . finds himself at the center of a sweeping investigation into the mutual-fund industry after paying $40 million to settle charges of illegal trading made by the New York State Attorney General's Office. According to the settlement, Mr. Stern's hedge fund, called Canary Capital Partners LLC, allegedly obtained special trading opportunities with leading mutual-fund families-- including Bank of America Corp's Federated Funds, Bank One Corp., Janus Capital Group Inc. and Strong Financial Corp.-- by promising to make substantial investments in various funds managed by these institutions.

The article indicated that the fraudulent practices enumerated in the Spitzer Complaint I were just the tip of the iceberg, stating as follows:

> ***In a statement, Mr. Spitzer said "the full extent of this complicated fraud is not yet known," but he asserted that "the mutual-fund industry operates on a double standard" in which certain traders "have been given the opportunity to manipulate the system. They make illegal after-hours trades and improperly exploit market swings in ways that harm ordinary long-term investors."*** (Emphasis added).

41. The Spitzer Complaint I received substantial press coverage and sparked additional investigations by state agencies, the SEC and U.S. Attorney for the Southern District of New York, and led to calls for more regulation and tougher enforcement of the mutual and hedge fund industries. On September 5, 2003, *The Wall Street Journal* reported that the New

York Attorney General's Office had subpoenaed "a large number of hedge funds" and mutual funds as part of its investigation, "underscoring concern among investors that the improper trading of mutual-fund shares could be widespread" and that the SEC, joining the investigation, plans to send letters to mutual funds holding about 75% of assets under management in the U.S. to inquire about their practices with respect to market-timing and fund-trading practices.

42. On November 13, 2003, defendants filed with the SEC a prospectus supplement revealing the market timing activity in PBHG Mutual Funds:

> ***In connection with an examination of active trading of mutual fund shares by the United States Securities and Exchange Commission ("SEC") and the New York Attorney General ("NYAG"), Pilgrim Baxter received inquiries and subpoenas for documents from those agencies. Pilgrim Baxter retained independent counsel to assist in responding to these inquiries and to conduct a thorough and independent examination of mutual fund shareholder trading practices in the PBHG Fund Family. This internal examination revealed that Mr. Pilgrim had a significant but passive investment in a private investment limited partnership, unaffiliated with Pilgrim Baxter, that actively purchased and redeemed shares of certain PBHG Funds and other mutual funds. This partnership's investment activity in the PBHG Funds was limited to the period from March 2000 to December 2001. Mr. Baxter had knowledge of Mr. Pilgrim's investment and that the limited partnership was actively trading in PBHG Fund shares.*** The internal investigation is ongoing and counsel will report the results of such examination to the PBHG Board of Trustees. In addition, Pilgrim Baxter and the PBHG Fund Family are continuing to cooperate fully with the SEC and the NYAG with respect to their examination of these matters.
>
> ***Pilgrim Baxter determined that certain corrective measures were appropriate relating to the PBHG Fund Family's shareholder trading policies and practices. As a result, Pilgrim Baxter has informed the PBHG Fund Family that: (1) Mr. Pilgrim will contribute to the PBHG Funds all personal profits he received from his investment in the limited partnership for the period March, 2000 to December, 2001; (2) Pilgrim Baxter will reimburse to PBHG Funds management fees earned which were attributable to that limited partnership's investment in PBHG Funds; (3) Pilgrim Baxter will retain an independent accounting firm to conduct a separate review of the adequacy of internal***

controls and procedures affecting processes and functions critical to the investment management and administration of PBHG Fund Family; and (4) Pilgrim Baxter's current practices of attempting to prevent market timing activity in the PBHG Fund Family will be formally adopted as policies and disclosed in the PBHG Fund Family prospectuses. [Emphasis added.]

43. In a letter to PBHG Mutual Fund shareholders issued on that same day, Bullock, President and Chief Executive Officer of Pilgrim Baxter, stated that the internal review of Pilgrim Baxter's past practices "brought into focus conduct that was not, in our view, consistent with the highest standards of professional and ethical behavior."

44. On November 20, 2003, the SEC and the New York Attorney General charged defendants Pilgrim and Baxter, and Pilgrim Baxter, with fraud in connection with the widespread market timing scheme in PBHG Mutual Funds. In a complaint filed in the Supreme Court of New York in New York County (the "Spitzer Complaint II"), the Attorney General alleges that beginning as early as 1998, defendants knowingly permitted market timing in the PBHG Mutual Funds by certain favored investors, including Appalachian Trails and clients of Wall Street Discount Corp. Specifically, the complaint alleges in relevant part as follows:

> from 1998 to present, the PBHG prospectus indicated that PBHG would not permit excessive "in and "out trading. The prospectus limits shareholder exchanges between the PBHG money market fund and the PBHG stock funds to four (4) per year.
>
> * * *
>
> In spite of the four exchange rule that applied to over investors, ***Appalachian made nearly 100 exchanges into and out of the PBHG Growth Fund in 2000 and 2001. Pilgrim's reward was a substantial share of Appalachian's multi-million dollar profits from trading in the PBHG Growth Fund. During the same period of time, a buy-and-hold shareholder invested in the PBHG Growth Fund would have lost over 60% of his investment.***
>
> * * *
>
> In at least one instance, PBHG received "sticky assets" from a Wall Street Discount client.

* * *

> *Appalachian and WSDC [Wall Street Discount Corp.] clients were not the only timers in the PBHG funds. Numerous other substantial market timers had invaded the funds as early as 1998. By 2000, Defendants estimated timing assets in PBHG funds (i.e., the dollar volume of PBHG mutual funds that was subject to short-term trading) to be in excess of $500 million. In 2001, Defendants estimated timing assets in PBHG funds to be at least $573 million, a substantial portion of which were attributable to Appalachian and clients of Wall Street Discount Corporation.* [Emphasis added.]

In a "Timer Activity Summary" prepared by the Fund defendants and quoted in the Spitzer Complaint II, defendants identified the market timing activity had reached the following levels by April 20, 2001:

> (i) in excess of $385 million in the PBHG Growth Fund comprising nearly 11% of the assets of the fund;
>
> (ii) in excess of $91 million in the PBHG Technology & Communications Fund comprising nearly 7.5% of the fund's assets; and
>
> (iii) $53 million in the PBHG Emerging Growth Fund comprising nearly 8$ of the fund's assets.

45. The Spitzer Complaint II describes the involvement of defendant Appalachian in the illegal trading as such that "[t]he express purpose of Appalachian's formation was to engage in market timing of mutual funds," and that defendants Pilgrim and Baxter granted Appalachian a special dispensation from the market timing rules to "feverishly trade in and out" of PBHG Mutual Funds, including the PBHG Growth Fund and PBHG Technology & Communications Fund. According to the Spitzer Complaint II, a shareholder who held the PBHG Technology & Communications Fund during the same time frame that Appalachian was permitted to engage in market timing of the fund "would have lost over 19% of his investment."

46. An internal Pilgrim Baxter memorandum dated June 22, 1998, quoted in the Spitzer Complaint II, further emphasizes the Fund Defendants' double standard for certain privileged investors, including clients of defendant Wall Street Discount Corp. which was run by

defendant Alan Lederfeind, a personal friend of defendant Gary Pilgrim, to engage in market timing in PBHG Mutual Funds in clear contravention of the market timing policy adopted by the Fund Defendants in mid-1998 which limited shareholders to four exchange per year from any PBHG funds to the PBHG Cash Reserves Fund. The memorandum stated in relevant part, as follows:

> Pursuant to our recent discussions and increased complaints from the portfolio managers, we have developed and are prepared to implement PBHG's Timer Policy. Shareholders that are found to be exchanging funds or buying and selling shares (in the same dollar amount) more than four times in a twelve month period will have their exchange and/or telephone purchase privileges revoked. . . ***Currently we have identified about 100 timers with approximately $55,000,000 in assets across all funds. Approximately $35,000,000 of theses [sic] assets are attributable to accounts managed by Alan Lederfeind. We have exempted Mr. Lederfeind's accounts from the policy with the understanding that he can only trade in the Growth, Emerging Growth and Technology & Communications Funds.*** . . [Emphasis added.]

The Spitzer Complaint II also alleges that the Fund Defendants "arranged to provide to WSDC the portfolio holdings of certain PBHG funds to facilitate timing activities." An internal Pilgrim Baxter email dated August 16, 2001, confirms the continuing exception the Fund Defendants created for clients of Wall Street Discount Corp.: "The only exception to this request is Wall Street Discount, they may continue to trade freely. . . ."

__The Prospectuses Were Materially False and Misleading__

47. Prior to investing in any of the PBHG Mutual Funds, including the PBHG Large Cap 20 Fund, PBHG Select Growth Fund, PBHG Growth Fund, and PBHG Technology and Communications Fund, plaintiffs and each member of the Class were entitled to and did receive one of the Prospectuses, each of which contained substantially the same materially false and misleading statements and omissions regarding the PBHG Mutual Funds' policies on timed trading.

48. The Prospectuses falsely stated that Pilgrim Baxter actively safeguards shareholders from the harmful effects of timing. Specifically, in language that typically appeared in the Prospectuses, the August 11, 2003 PBHG Large Cap 20 Fund, PBHG Select Growth Fund, PBHG Growth Fund, and PBHG Technology and Communications Fund Prospectuses state the following with respect to market timing of PBHG Mutual Funds:

> Exchange Between Funds
>
> You may exchange some or all PBHG Class Shares of a Fund for PBHG Class Shares of any other PBHG Fund that has PBHG Class Shares. ***PBHG Class Shares of a Fund may not be exchanged for shares of any other Class of a Fund. . . . Except for the 2% redemption/exchange fee discussed above for the IRA Capital Preservation Fund,*** there is currently no fee for exchanges; however, a Fund may change or terminate this privilege on 60 days' notice. ***Please note that exchanges into the PBHG Cash Reserves Fund from another PBHG Fund may be made only four (4) times a year.*** [Emphasis added.]
>
> * * *
>
> Redemption/Exchange Fee for IRA Capital Preservation Fund
>
> The IRA Capital Preservation Fund will deduct 2.00% redemption/exchange fee from the redemption or exchange proceeds of any shareholder redeeming or exchanging shares of the Fund held for less than twelve months. . . .

> . . . The Fund charges the redemption/exchange fee to help minimize the impact the redemption or exchange may have on the performance of the Fund, to facilitate Fund management and to offset certain transaction costs and other expenses the Fund incurs because of the redemption or exchange. ***The Fund also charges the redemption/exchange fee to discourage market timing activity by those shareholders initiating redemptions or exchanges to take advantage of short-term market movements.*** [Emphasis added.]

49. The Prospectuses failed to disclose and misrepresented the following material and adverse facts:

(a) that defendants failed to enforce their policies and practices against market timing and that they knowingly permitted such activity to the detriment of PBHG Mutual Fund shareholders;

(b) defendants had entered into an agreement with defendants Appalachian Trails, Michael Christiani, Alan Lederfeind, and Wall Street Discount Corp.'s clients and John Doe Defendants to time their trading of the PBHG Mutual Funds shares;

(c) that, pursuant to that agreement, the John Doe Defendants regularly timed their trading in the PBHG Mutual Funds shares;

(d) that, contrary to the express representations in the Prospectuses, the PBHG Mutual Funds enforced their policy against frequent traders selectively, *i.e.*, they did not enforce it against defendants Appalachian Trails, Michael Christiani, Alan Lederfeind, and Wall Street Discount Corp.'s clients and the John Doe Defendants, and waived the redemption fees, at PBHG Mutual Funds' investors expense, that defendants Appalachian Trails, Michael Christiani, Alan Lederfeind, and Wall Street Discount Corp.'s clients and the John Doe Defendants should have been required to pay, pursuant to PBHG Mutual Funds' stated policies and current company practices;

(e) that the Fund Defendants regularly allowed defendants Appalachian Trails, Michael Christiani, Alan Lederfeind, and Wall Street Discount Corp.'s clients and the John Doe Defendants to engage in trades that were disruptive to the efficient management of the PBHG Mutual Funds and/or increased the PBHG Mutual Funds' costs and thereby reduced the PBHG Mutual Funds' actual performance; and

(f) the Prospectuses falsely represented the amount of compensation paid by the PBHG Mutual Funds to Pilgrim Baxter because of the PBHG Mutual Funds' secret agreement with defendants Appalachian Trails, Michael Christiani, Alan Lederfeind, and Wall Street Discount Corp.'s clients and the John Doe Defendants, provided additional undisclosed compensation to Pilgrim Baxter by the PBHG Mutual Funds and their respective shareholders.

Defendants' Scheme and Fraudulent Course of Business

50. Each defendant is liable for (i) making false statements, or for failing to disclose adverse facts while selling shares of the PBHG Mutual Funds, and/or (ii) participating in a scheme to defraud and/or a course of business that operated as a fraud or deceit on purchasers of the PBHG Mutual Funds shares during the Class Period (the "Wrongful Conduct"). This Wrongful Conduct enabled defendants to profit at the expense of plaintiffs and other Class members.

Additional Scienter Allegations

51. As alleged herein, defendants acted with scienter in that defendants knew that the public documents and statements issued or disseminated in the name of the PBHG Mutual Funds were materially false and misleading; knew that such statements or documents would be issued or disseminated to the investing public; and knowingly and substantially participated or acquiesced in the issuance or dissemination of such statements or documents as primary violations of the federal securities laws. As set forth elsewhere herein in detail, defendants, by

virtue of their receipt of information reflecting the true facts regarding PBHG Mutual Funds, their control over, and/or receipt and/or modification of PBHG Mutual Funds' allegedly materially misleading misstatements and/or their associations with the PBHG Mutual Funds which made them privy to confidential proprietary information concerning the PBHG Mutual Funds, participated in the fraudulent scheme alleged herein.

52. Additionally, the Fund Defendants were highly motivated to allow and facilitate the wrongful conduct alleged herein and participated in and/or had actual knowledge of the fraudulent conduct alleged herein. In exchange for allowing the unlawful practices alleged herein, the Fund Defendants, among other things, received increased management fees as a result of the scheme alleged herein. Moreover, mutual fund managers can easily spot market timing in their mutual funds simply by observing the trading activity within accounts; if the account, or persons controlling more than one account, engage in frequent trades the manager will know that they are engaging in market timing. The Spitzer Complaint I emphasizes the ease with which the practice can be spotted by fund managers or their employees, as follows:

> Mutual fund managers are aware of the damaging effect that timers have on their funds. And while the effects on individual shareholders may be small once they are spread out over all the investors in a fund, their aggregate impact is not: for example, one recent study estimates that U.S. mutual funds lose $4 billion each year to timers. Eric Zitzewitz, Who Cares About Shareholders? Arbitrage-Proofing Mutual Funds (October 2002) 35, at http://facultygsb.stanford.edu/zitzewitz/Research/arbitrage1002.pdf. While it is virtually impossible for fund managers to identify every timing trade, large movements in and out of funds -- like those made by Canary -- are easy for managers to spot. And mutual fund managers have tools to fight back against timers. [Emphasis in original].

53. Defendants Appalachian Trails, Michael Christiani, Alan Lederfeind, and Wall Street Discount Corp.'s clients and the John Doe Defendants were motivated to participate in the

wrongful scheme by the enormous profits they derived thereby. They systematically pursued the scheme with full knowledge of its consequences to other investors.

VIOLATIONS OF THE SECURITIES ACT

FIRST CLAIM

Against PBHG Funds For Violations of Section 11 Of The Securities Act

54. Plaintiffs repeat and reallege each and every allegation contained above as if fully set fort herein, except that, for purposes of this claim, plaintiffs expressly exclude and disclaim any allegation that could be construed as alleging fraud or intentional or reckless misconduct and otherwise incorporates the allegations contained above.

55. This claim is brought pursuant to Section 11 of the Securities Act, 15 U.S.C. § 77k, on behalf of the Class against PBHG Funds.

56. PBHG Funds is the registrant for one or more the fund shares sold to plaintiffs and the other members of the Class and is statutorily liable under Section 11. PBHG Funds issued, caused to be issued and participated in the issuance of the materially false and misleading written statements and/or omissions of material facts that were contained in the Prospectuses.

57. Prior to purchasing units of the PBHG Large Cap 20 Fund, PBHG Select Growth Fund, PBHG Growth Fund, and PBHG Technology and Communications Fund, plaintiffs were provided the appropriate Prospectus and, similarly, prior to purchasing units of each of the other PBHG Mutual Funds, all Class members likewise received the appropriate prospectus. Plaintiffs and other Class members purchased shares of the PBHG Mutual Funds traceable to the false and misleading Prospectuses.

58. As set forth herein, the statements contained in the Prospectuses were materially false and misleading for a number of reasons, including that they stated that it was the practice of

the PBHG Mutual Funds to monitor and take steps to prevent timed trading, at least with respect to PBHG IRA Capital Preservation Fund, because of its adverse effect on fund investors, when, in fact, select investors, including defendants Appalachian Trails, Michael Christiani, Alan Lederfeind, and Wall Street Discount Corp.'s clients and the John Does named as defendants herein were allowed to engage in timed trading and trade at the previous day's price. The Prospectuses failed to disclose and misrepresented, *inter alia*, the following material and adverse facts:

(a) that defendants had agreed to allow defendants Appalachian Trails, Michael Christiani, Alan Lederfeind, and Wall Street Discount Corp.'s clients and the John Doe Defendants to time its trading of the PBHG Mutual Funds shares;

(b) that, pursuant to that agreement, defendants Appalachian Trails, Michael Christiani, Alan Lederfeind, and Wall Street Discount Corp.'s clients and the John Doe Defendants regularly timed the PBHG Mutual Funds shares;

(c) that, contrary to the express representations in the Prospectuses and defendant Pilgrim Baxter's current policies and practices, the PBHG Mutual Funds enforced their policy against frequent traders selectively, *i.e.*, they did not enforce it against the defendants Appalachian Trails, Michael Christiani, Alan Lederfeind, and Wall Street Discount Corp.'s clients and the John Doe Defendants;

(d) that the Fund Defendants regularly allowed select favored investors, including defendants Appalachian Trails, Michael Christiani, Alan Lederfeind, and Wall Street Discount Corp.'s clients and John Doe Defendants, to engage in trades that were disruptive to the efficient management of the PBHG Mutual Funds and/or increased the PBHG Mutual Funds' costs and thereby reduced the PBHG Mutual Funds' actual performance; and

(e) the Prospectuses failed to disclose that, pursuant to the unlawful agreements, the Fund Defendants benefited financially at the expense of the PBHG Mutual Funds investors.

59. Plaintiffs and the Class have sustained damages. The value of the PBHG Mutual Funds shares decreased substantially subsequent to and due to defendants' violations.

60. At the time they purchased the PBHG Mutual Funds shares traceable to the defective Prospectuses, plaintiffs and Class members were without knowledge of the facts concerning the false and misleading statements or omission alleged herein and could not reasonably have possessed such knowledge. This claim was brought within the applicable statute of limitations.

SECOND CLAIM

Against Old Mutual Asset Management and Pilgrim Baxter as a Control Person of PBHG Funds For Violations of Section 15 of the Securities Act

61. Plaintiffs repeat and reallege each and every allegation contained above, except that for purposes of this claim, plaintiffs expressly exclude and disclaim any allegation that could be construed as alleging fraud or intentional reckless misconduct and otherwise incorporates the allegations contained above.

62. This Claim is brought pursuant to Section 15 of the Securities Act against Old Mutual Asset Management and Pilgrim Baxter, as control persons of PBHG Funds. It is appropriate to treat these defendants as a group for pleading purposes and to presume that the false, misleading, and incomplete information conveyed in the PBHG Mutual Funds' Prospectuses, public filings, press releases and other publications are the collective actions of Old Mutual Asset Management and Pilgrim Baxter.

63. PBHG Funds is liable under Section 11 of the Securities Act as set forth herein.

64. Each of Old Mutual Asset Management and Pilgrim Baxter was a "control person" of PBHG Funds within the meaning of Section 15 of the Securities Act, by virtue of its position of operational control and/or authority over PBHG Funds -- Old Mutual Asset Management and Pilgrim Baxter directly and indirectly, had the power and authority, and exercised the same, to cause PBHG Funds to engage in the wrongful conduct complained of herein. Old Mutual Asset Management and Pilgrim Baxter issued, caused to be issued, and participated in the issuance of materially false and misleading statements in the Prospectuses.

65. Pursuant to Section 15 of the Securities Act, by reason of the foregoing, Old Mutual Asset Management and Pilgrim Baxter are liable to plaintiffs to the same extent as is PBHG Funds for its primary violations of Section 11 of the Securities Act.

66. By virtue of the foregoing, plaintiffs and other Class members are entitled to damages against Old Mutual Asset Management and Pilgrim Baxter.

VIOLATIONS OF THE EXCHANGE ACT

APPLICABILITY OF PRESUMPTION OF RELIANCE: FRAUD-ON-THE MARKET DOCTRINE

67. At all relevant times, the market for PBHG Mutual Funds were an efficient market for the following reasons, among others:

(a) The PBHG Mutual Funds met the requirements for listing, and were listed and actively bought and sold through a highly efficient and automated market;

(b) As regulated entities, periodic public reports concerning the PBHG Mutual Funds were regularly filed with the SEC;

(c) Persons associated with the PBHG Mutual Funds regularly communicated with public investors *via* established market communication mechanisms, including through regular disseminations of press releases on the national circuits of major newswire services and through other wide-ranging public disclosures, such as communications with the financial press and other similar reporting services; and

(d) The PBHG Mutual Funds were followed by several securities analysts employed by major brokerage firms who wrote reports which were distributed to the sales force and certain customers of their respective brokerage firms. Each of these reports was publicly available and entered the public marketplace.

68. As a result of the foregoing, the market for the PBHG Mutual Funds promptly digested current information regarding PBHG Mutual Funds from all publicly available sources and reflected such information in the respective PBHG Mutual Funds' NAV. Investors who purchased or otherwise acquired shares or interests in the PBHG Mutual Funds relied on the integrity of the market for such securities. Under these circumstances, all purchasers of the PBHG Mutual Funds during the Class Period suffered similar injury through their purchase or acquisition of PBHG Mutual Funds securities at distorted prices that did not reflect the risks and costs of the continuing course of conduct alleged herein, and a presumption of reliance applies.

THIRD CLAIM

Violation Of Section 10(b) Of The Exchange Act Against And Rule 10b-5 Promulgated Thereunder Against All Defendants

69. Plaintiffs repeat and reallege each and every allegation contained above as if fully set forth herein except for Claims brought pursuant to the Securities Act.

70. During the Class Period, each of the defendants carried out a plan, scheme and course of conduct which was intended to and, throughout the Class Period, did deceive the investing public, including plaintiffs and other Class members, as alleged herein and cause plaintiffs and other members of the Class to purchase PBHG Mutual Funds shares or interests at distorted prices and to otherwise suffer damages. In furtherance of this unlawful scheme, plan and course of conduct, defendants, and each of them, took the actions set forth herein.

71. Defendants (i) employed devices, schemes, and artifices to defraud; (ii) made untrue statements of material fact and/or omitted to state material facts necessary to make the statements not misleading; and (iii) engaged in acts, practices, and a course of business which operated as a fraud and deceit upon the purchasers of the PBHG Mutual Funds' securities, including plaintiffs and other members of the Class, in an effort to enrich themselves through undisclosed manipulative trading tactics by which they wrongfully appropriated PBHG Mutual Funds' assets and otherwise distorted the pricing of their securities in violation of Section 10(b) of the Exchange Act and Rule 10b-5. All defendants are sued as primary participants in the wrongful and illegal conduct and scheme charged herein.

72. Defendants, individually and in concert, directly and indirectly, by the use, means or instrumentalities of interstate commerce and/or of the mails, engaged and participated in a continuous course of conduct to conceal adverse material information about the PBHG Mutual Funds' operations, as specified herein.

73. These defendants employed devices, schemes and artifices to defraud and a course of conduct and scheme as alleged herein to unlawfully manipulate and profit from secretly timed trading and thereby engaged in transactions, practices and a course of business which operated as a fraud and deceit upon plaintiffs and members of the Class.

74. The defendants had actual knowledge of the misrepresentations and omissions of material facts set forth herein, or acted with reckless disregard for the truth in that they failed to ascertain and to disclose such facts, even though such facts were available to them. Such defendants' material misrepresentations and/or omissions were done knowingly or recklessly and for the purpose and effect of concealing the truth.

75. As a result of the dissemination of the materially false and misleading information and failure to disclose material facts, as set forth above, the market price of PBHG Mutual Funds securities were distorted during the Class Period such that they did not reflect the risks and costs of the continuing course of conduct alleged herein. In ignorance of these facts that market prices of the shares were distorted, and relying directly or indirectly on the false and misleading statements made by the Fund Defendants, or upon the integrity of the market in which the securities trade, and/or on the absence of material adverse information that was known to or recklessly disregarded by defendants but not disclosed in public statements by defendants during the Class Period, plaintiffs and the other members of the Class acquired the shares or interests in the PBHG Mutual Funds during the Class Period at distorted prices and were damaged thereby.

76. At the time of said misrepresentations and omissions, plaintiffs and other members of the Class were ignorant of their falsity, and believed them to be true. Had plaintiffs and other members of the Class and the marketplace known of the truth concerning the PBHG Mutual Funds' operations, which were not disclosed by defendants, plaintiffs and other members of the Class would not have purchased or otherwise acquired their shares or, if they had acquired

such shares or other interests during the Class Period, they would not have done so at the distorted prices which they paid.

77. By virtue of the foregoing, defendants have violated Section 10(b) of the Exchange Act, and Rule 10b-5 promulgated thereunder.

78. As a direct and proximate result of defendants' wrongful conduct, plaintiffs and the other members of the Class suffered damages in connection with their respective purchases and sales of the PBHG Mutual Funds shares during the Class Period.

FOURTH CLAIM

Against Old Mutual Asset Management (as a Control Person of Pilgrim Baxter, PBHG Funds, and the PBHG Mutual Funds); Pilgrim Baxter (as a Control Person of PBHG Funds and the PBHG Mutual Funds); and PBHG Funds (as a Control Person of the PBHG Mutual Funds) For Violations of Section 20(a) of the Exchange Act

79. Plaintiffs repeat and reallege each and every allegation contained above as if fully set forth herein except for Claims brought pursuant to the Securities Act.

80. This Claim is brought pursuant to Section 20(a) of the Exchange Act against Old Mutual Asset Management, as a control person of Pilgrim Baxter, PBHG Funds, and the PBHG Mutual Funds; Pilgrim Baxter as a control person of PBHG Funds and the PBHG Mutual Funds; and the PBHG Funds as a control person of the PBHG Mutual Funds.

81. It is appropriate to treat these defendants as a group for pleading purposes and to presume that the materially false, misleading, and incomplete information conveyed in the PBHG Mutual Funds' public filings, press releases and other publications are the collective actions of Old Mutual Asset Management, Pilgrim Baxter, and PBHG Funds.

82. Each of Old Mutual Asset Management, Pilgrim Baxter, and PBHG Funds acted as controlling persons of the PBHG Mutual Funds within the meaning of Section 20(a) of the Exchange Act for the reasons alleged herein. By virtue of their operational and management control of the PBHG Mutual Funds' respective businesses and systematic involvement in the fraudulent scheme alleged herein, Old Mutual Asset Management, Pilgrim Baxter, and PBHG Funds each had the power to influence and control and did influence and control, directly or indirectly, the decision-making and actions of the PBHG Mutual Funds, including the content and dissemination of the various statements which plaintiffs contend are false and misleading. Old Mutual Asset Management, Pilgrim Baxter, and PBHG Funds had the ability to prevent the

issuance of the statements alleged to be false and misleading or cause such statements to be corrected.

83. In particular, each of Old Mutual Asset Management, Pilgrim Baxter, and PBHG Funds had direct and supervisory involvement in the operations of the PBHG Mutual Funds and, therefore, is presumed to have had the power to control or influence the particular transactions giving rise to the securities violations as alleged herein, and exercised the same.

84. As set forth above, Old Mutual Asset Management, Pilgrim Baxter, and PBHG Funds each violated Section 10(b) and Rule 10b-5 by their acts and omissions as alleged in this Complaint. By virtue of their positions as controlling persons, Old Mutual Asset Management, Pilgrim Baxter, and PBHG Funds are liable pursuant to Section 20(a) of the Exchange Act. As a direct and proximate result of defendants' wrongful conduct, plaintiffs and other members of the Class suffered damages in connection with their purchases of PBHG Mutual Funds securities during the Class Period.

VIOLATIONS OF THE INVESTMENT ADVISERS ACT

FIFTH CLAIM

For Violations of Section 206 of The Investment Advisers Act of 1940 Against Pilgrim Baxter [15 U.S.C. §80b-6 and 15 U.S.C. §80b-15]

85. Plaintiffs repeat and reallege each and every allegation contained above as if fully set forth herein.

86. This Count is based upon Section 215 of the Investment Advisers Act, 15 U.S.C. §80b-15.

87. Pilgrim Baxter served as an "investment adviser" to plaintiffs and other members of the Class pursuant to the Investment Advisers Act.

88. As a fiduciary pursuant to the Investment Advisers Act, Janus Capital Management was required to serve plaintiffs and other members of the Class in a manner in accordance with the federal fiduciary standards set forth in Section 206 of the Investment Advisers Act, 15 U.S.C. §80b-6, governing the conduct of investment advisers.

89. During the Class Period, Pilgrim Baxter breached its fiduciary duties owed to plaintiffs and the other members of the Class by engaging in a deceptive contrivance, scheme, practice and course of conduct pursuant to which it knowingly and/or recklessly engaged in acts, transactions, practices and courses of business which operated as a fraud upon plaintiffs and other members of the Class. As detailed above, Pilgrim Baxter allowed defendants Appalachian Trails, Michael Christiani, Alan Lederfeind, and Wall Street Discount Corp.'s clients and John Doe Defendants to secretly engage in timed trading of the PBHG Mutual Funds shares. The purposes and effect of said scheme, practice and course of conduct was to enrich Pilgrim Baxter, among other defendants, at the expense of plaintiffs and other members of the Class.

90. Pilgrim Baxter breached its fiduciary duties owed to plaintiffs and other Class members by engaging in the aforesaid transactions, practices and courses of business knowingly or recklessly so as to constitute a deceit and fraud upon plaintiffs and the Class members.

91. Pilgrim Baxter is liable as a direct participant in the wrongs complained of herein. Pilgrim Baxter, because of its position of authority and control over the Janus Fund, Inc. was able to and did: (1) control the content of the Prospectuses; and (2) control the operations of the PBHG Mutual Funds.

92. Pilgrim Baxter had a duty to (1) disseminate accurate and truthful information with respect to the PBHG Mutual Funds; and (2) truthfully and uniformly act in accordance with its stated policies and fiduciary responsibilities to plaintiffs and members of the Class. Pilgrim Baxter participated in the wrongdoing complained of herein in order to prevent plaintiffs and

other members of the Class from knowing of Pilgrim Baxter's breaches of fiduciary duties including: (1) increasing its profitability at plaintiffs' and other members of the Class' expense by allowing defendants Appalachian Trails, Michael Christiani, Alan Lederfeind, and Wall Street Discount Corp.'s clients and the John Doe Defendants to secretly time their trading of the PBHG Mutual Funds shares; and (2) placing its interests ahead of the interests of plaintiffs and other members of the Class.

93. As a result of Pilgrim Baxter's multiple breaches of its fiduciary duties owed plaintiffs and other members of the Class, plaintiffs and other Class members were damaged.

94. Plaintiffs and other Class members are entitled to rescind their investment advisory contracts with Pilgrim Baxter and recover all fees paid in connection with their enrollment pursuant to such agreements.

PRAYER FOR RELIEF

WHEREFORE, plaintiffs pray for relief and judgment, as follows:

(a) Determining that this action is a proper class action and appointing plaintiffs as Lead Plaintiff and their counsel as Lead Counsel for the Class and certifying them as Class representatives under Rule 23 of the Federal Rules of Civil Procedure;

(b) Awarding compensatory damages in favor of plaintiffs and the other Class members against all defendants, jointly and severally, for all damages sustained as a result of defendants' wrongdoing, in an amount to be proven at trial, including interest thereon;

(c) awarding plaintiffs and the Class, to the extent they still hold shares of the PBHG Mutual Funds, rescissory damages in accordance with Section 12(a)(2) of the Securities Act or, if sold, compensatory damages;

(d) awarding plaintiffs and the Class rescission of their contract with Pilgrim Baxter and recovery of all fees paid to Pilgrim Baxter pursuant to such agreement;

(e) Awarding plaintiffs and the Class their reasonable costs and expenses incurred in this action, including counsel fees and expert fees; and

(f) Such other and further relief as the Court may deem just and proper.

JURY TRIAL DEMANDED

Plaintiffs hereby demand a trial by jury.

Dated: November 24, 2003

LAW OFFICE BERNARD M. GROSS P.C.

By: ____________________________
Deborah R. Gross (I.D. No. 44542)
1515 Locust St., Suite 200
Philadelphia, PA 19102
Telephone: (215) 561-3600
Facsimile: (215) 561-3000

MILBERG WEISS BERSHAD HYNES & LERACH LLP
Melvyn I. Weiss
Steven G. Schulman
Peter E. Seidman
Sharon M. Lee
One Pennsylvania Plaza
New York, NY 10119-0165
(212) 594-5300

LAW OFFICES OF CHARLES J. PIVEN
Charles J. Piven
The World Trade Center-Baltimore
401 East Pratt Street, Suite 2525
Baltimore, Maryland 21202
(410) 332-0030

Attorneys for Plaintiffs

UNITED STATES DISTRICT COURT
EASTERN DISTRICT OF PENNSYLVANIA

MICHAEL PEROFF, Individually and On Behalf of All Others Similarly Situated, Plaintiff, vs. PILGRIM BAXTER & ASSOCIATES, LTD., PBHG FUND DISTRIBUTORS, PBHG FUNDS, HAROLD J. BAXTER, GARY L. PILGRIM, PBHG GROWTH FUND, PBHG EMERGING GROWTH FUND, PBHG LARGE CAP GROWTH FUND, PBHG SELECT GROWTH FUND, PBHG FOCUSED VALUE FUND, PBHG LARGE CAP VALUE FUND, PBHG MID-CAP VALUE FUND, PBHG SELECT EQUITY FUND, PBHG SMALL CAP VALUE FUND, PBHG LARGE CAP 20 FUND, PBHG STRATEGIC SMALL COMPANY FUND, PBHG DISCIPLINED EQUITY FUND, PBHG LARGE CAP FUND, PBHG MID-CAP FUND, PBHG SMALL CAP FUND, PBHG CLIPPER FOCUS FUND, PBHG SMALL CAP VALUE FUND, TS&W SMALL CAP VALUE FUND, LLC, PBHG REIT FUND, PBHG TECHNOLOGY & COMMUNICATIONS FUND, PBHG IRA CAPITAL PRESERVATION FUND, PBHG INTERMEDIATE FIXED INCOME FUND, PBHG CASH RESERVES FUND, and DOES 1 - 100, Defendants.	**CIVIL ACTION NO.** CLASS ACTION COMPLAINT **<u>JURY TRIAL DEMANDED</u>**

Plaintiff Michael Peroff ("Plaintiff"), by his attorneys, as and for his complaint, alleges the following upon personal knowledge as to himself and his acts and as to all other matters upon information and belief the following:

NATURE OF THE ACTION

1. This action concerns a fraudulent scheme and course of action which was intended to and indeed did benefit the defendant mutual funds and its advisors to the expense of mutual fund investors. In connection therewith, defendants violated their fiduciary duties to their customers in return for substantial fees and other income for themselves and their affiliates.

JURISDICTION AND VENUE

2. The claims asserted herein arise under and pursuant to Section 34(b) of the Investment Company Act of 1940, [15 U.S.C. § 80a-33(b)].

3. This Court has jurisdiction over the subject matter of this action pursuant to 28 U.S.C. §§ 1337 and 1367 and Section 44 of the Investment Company Act, [15 U.S.C. § 80a-43].

4. Venue is proper in this District pursuant to Section 44 of the Investment Company Act, [15 U.S.C. § 80a-43], and 28 U.S.C. § 1391(b). Many of the acts charged herein, including the preparation and dissemination of material false and misleading information, occurred in substantial part in this District and Pilgrim Baxter conducts business in this District.

5. In connection with the acts alleged in this Complaint, defendants, directly or indirectly, used the means and instrumentalities of interstate commerce, including, but not limited to, the mails, interstate telephone communications, and the facilities of the national securities markets.

PARTIES

6. Plaintiff held and sold shares of the PBHG Technology & Communications Fund and the PBHG Mid-Cap PBHG Fund during the Class Period and has suffered damages as a result of the wrongful acts of defendants as alleged herein.

7. Defendant Pilgrim Baxter & Associates, Ltd. ("Pilgrim Baxter") is a registered investment adviser located in Wayne, Pennsylvania. Pilgrim Baxter manages the PBHG Family of Mutual Funds. Pilgrim Baxter maintains its principal place of business at 1400 Liberty Ridge Drive, Wayne, Pennsylvania 19087.

8. The PBHG Funds are the registrant and issuer of the shares the PBHG Family of Mutual Funds. The PBHG Funds maintains its principal place of business at 1400 Liberty Ridge Drive, Wayne, Pennsylvania 19087.

9. PBHG Fund Distributors is the distributors of the PBHG Family of Mutual Funds and maintains its principal place of business at 1400 Liberty Ridge Drive, Wayne, Pennsylvania 19087.

10. Defendant Harold J. Baxter ("Baxter") was one of the co-founders of Pilgrim Baxter. During the Class Period, defendant Baxter served as chief executive officer and chairman. On November 13, 2002, Pilgrim Baxter announced that defendant Baxter had stepped down from his position with Pilgrim Baxter.

11. Defendant Gary L. Pilgrim ("Pilgrim") was one of the co-founders of Pilgrim Baxter. During the Class Period, defendant Pilgrim served as chief operating officer. On November 13, 2002, Pilgrim Baxter announced that defendant Pilgrim had stepped down from his position with Pilgrim Baxter.

12. Defendants PBHG Growth Fund, PBHG Emerging Growth Fund, PBHG Large Cap Growth Fund, PBHG Select Growth Fund, PBHG Focused Value Fund, PBHG Large Cap Value Fund, PBHG Mid-Cap Value Fund, PBHG Select Equity Fund, PBHG Small Cap Value Fund, PBHG Large Cap 20 Fund, PBHG Strategic Small Company Fund, PBHG Disciplined Equity Fund, PBHG Large Cap Fund, PBHG Mid-Cap Fund, PBHG Small Cap Fund, PBHG Clipper Focus Fund, PBHG Small Cap Value Fund, TS&W Small Cap Value Fund, LLC, PBHG Focused Fund, PBHG REIT Fund, PBHG Technology & Communications Fund, PBHG IRA Capital Preservation Fund, PBHG Intermediate Fixed Income Fund, and PBHG Cash Reserves Fund (collectively referred as the "PBHG Mutual Funds") are mutual funds that are registered under the Investment Company Act and managed by Pilgrim Baxter with its principal place of business located 1400 Liberty Ridge Drive, Wayne, PA 19087.

13. The true names and capacities (whether individual, corporate, associate, or otherwise) of defendants Does 1 through 100, inclusive, and each of them, are unknown to Plaintiff, who sues said defendants by such fictitious names. Plaintiff is informed and believes and thereon alleges that each of the defendants fictitiously named herein is legally responsible in some actionable manner for the events described herein, and thereby proximately caused the damage to the Plaintiff and the members of the Class.

CLASS ACTION ALLEGATIONS

14. Plaintiff brings this action as a federal class action pursuant to Federal Rules of Civil Procedure 23(a) and (b)(3) on behalf of a class (the "Class"), consisting of all purchasers, redeemers and holders of the mutual fund shares that are the subject of this lawsuit, who purchased, held, or otherwise acquired shares between November 13, 1998 and November 13, 2003, inclusive, (the

"Class Period") and who were damaged thereby. Excluded from the Class are defendants, the officers and directors of the Company, members of their immediate families and their legal representatives, heirs, successors or assigns and any entity in which defendants have or had a controlling interest.

15. The members of the Class are so numerous that joinder of all members is impracticable. While the exact number of Class members is unknown to Plaintiff at this time and can only be ascertained through appropriate discovery, Plaintiff believes that there are hundreds or thousands of members in the proposed Class.

16. Plaintiff's claims are typical of the claims of the members of the Class, because plaintiffs and all of the Class members sustained damages arising out of defendants' wrongful conduct complained of herein.

17. Plaintiff will fairly and adequately protect the interests of the Class members and has retained counsel who are experienced and competent in class actionslitigation.

18. A Class Action is superior to all other available methods for the fair and efficient adjudication of this controversy, since joinder of all members is impracticable. Furthermore, as the damages suffered by individual members of the Class may be relatively small, the expense and burden of individual litigation make it impossible for the members of the Class to individually redress the wrongs done to them. There will be no difficulty in the management of this action as a class action.

19. Questions of law and fact common to the members of the Class predominate over any questions that may affect only individual members, in that defendants have acted on grounds

generally applicable to the entire Class. Among the questions of law and fact common to the Class are:

(a) Whether the Investment 40 Act was violated by Defendants' acts as alleged herein;

(b) Whether Defendants breached their fiduciary duties by engaging in fraudulent activity; and

(c) Whether the members of the Class have sustained damages and, if so, what is the appropriate measure of damages.

SUBSTANTIVE ALLEGATIONS
BACKGROUND

20. This action concerns a fraudulent scheme and course of action which was intended to and indeed did benefit mutual funds and their advisors at the expense of mutual fund investors. In connection therewith, defendants violated their fiduciary duties to their customers in return for substantial fee and other income for themselves and their affiliates.

21. The defendants' wrongful conduct involved "timing" of mutual funds. "Timing" is an investment technique involving short-term, "in and out" trading of mutual fund shares. The technique is designed to exploit inefficiencies in the way mutual fund companies price their shares. It is widely acknowledged that timing inures to the detriment of long-term shareholders. Because of this detrimental effect, mutual fund prospectuses typically state that timing is monitored and the funds work to prevent it. Nonetheless, in return for investments that will increase fund managers' fees, fund managers enter into undisclosed agreements to allow timing.

22. In fact, certain mutual fund companies have employees (generally referred to as the "timing police") who are supposed to detect "timers" and put a stop to their short-term trading activity. Nonetheless, defendants arranged to give Defendant Pilgrim's private investment limited partnership and other market timers a "pass" with the timing police, who would look the other way rather than attempt to shut down their short-term trading.

23. The mutual fund prospectuses for the funds at issue created the misleading impression that mutual funds were vigilantly protecting investors against the negative effects of timing. In fact, the opposite was true: defendants sold the right to time their funds to Defendant Pilgrim's private investment limited partnership and other hedge fund investors. The prospectuses were silent about these arrangements.

24. As a result of the "timing" of mutual funds, Defendant Pilgrim's private investment limited partnership, other timers, and defendants and their intermediaries profited handsomely. The losers were unsuspecting long-term mutual fund investors. Defendants' profits came dollar-for-dollar out of their pockets.

TIMING

25. Mutual funds are designed for buy-and-hold investors, and are therefore the favored homes for Americans' retirement and college savings accounts. Nevertheless, quick-turnaround traders routinely try to trade in and out of certain mutual funds in order to exploit inefficiencies in the way they set their Net Asset Values or "NAVs."

26. This strategy works only because some funds use "stale" prices to calculate the value of securities held in the fund's portfolio. These prices are "stale" because they do not necessarily reflect the "fair value" of such securities as of the time the NAV is calculated. A typical example

is a U.S. mutual fund that holds Japanese shares. Because of the time zone difference, the Japanese market may close at 2:00 a.m. New York time. If the U.S. mutual fund manager uses the closing prices of the Japanese shares in his or her fund to arrive at an NAV at 4:00 p.m. in New York, he or she is relying on market information that is fourteen hours old. If there have been positive market moves during the New York trading day that will cause the Japanese market to rise when it later opens, the stale Japanese prices will not reflect them, and the fund's NAV will be artificially low. Put another way, the NAV does not reflect the true current market value of the stocks the fund holds. On such a day, a trader who buys the Japanese fund at the "stale" price is virtually assured of a profit that can be realized the next day by selling. Taking advantage of this kind of short-term arbitrage repeatedly in a single mutual fund is called "timing" the fund.

27. Effective timing captures an arbitrage profit. The arbitrage profit from timing comes dollar-for-dollar out of the pockets of the long-term investors: the timer steps in at the last moment and takes part of the buy-and-hold investors' upside when the market goes up, so the next day's NAV is reduced for those who are still in the fund. If the timer sells short on bad days -- as Defendant Pilgrim's private investment limited partnership did -- the arbitrage has the effect of making the next day's NAV lower than it would otherwise have been, thus magnifying the losses that investors are experiencing in a declining market.

28. Besides the wealth transfer of arbitrage (called "dilution"), timers also harm their target funds in a number of other ways. They impose their transaction costs on the long-term investors. Indeed, trades necessitated by timer redemptions can also lead to realization of taxable capital gains at an undesirable time, or may result in managers having to sell stock into a falling market. Accordingly, fund managers often seek to minimize the disruptive impact of timers by

keeping cash on hand to pay out the timers' profits without having to sell stock. This "strategy" does not eliminate the transfer of wealth out of the mutual fund caused by timing; it only reduces the administrative cost of those transfers. However, at the same time it can also reduce the overall performance of the fund by requiring the fund manager to keep a certain amount of the funds' assets in cash at all times, thus depriving the investors of the advantages of being fully invested in a rising market. Some fund managers even enter into special investments as an attempt to "hedge" against timing activity (instead of just refusing to allow it), thus deviating altogether from the ostensible investment strategy of their funds, and incurring further transaction costs.

29. Mutual fund managers are aware of the damaging effect that timers have on their funds. While it is virtually impossible for fund managers to identify every timing trade, large movements in and out of funds -- like those made by Defendant Pilgrim's private investment limited partnership -- are easy for managers to spot. And mutual fund managers have tools to fight back against timers.

30. Fund managers typically have the power simply to reject timers' purchases. As fiduciaries for their investors, mutual fund managers are obliged to do their best to use these weapons to protect their customers from the dilution that timing causes.

31. The incentive to the defendant mutual funds to engage in such wrongdoing is as follows. Typically a single management company sets up a number of mutual funds to form a family. While each mutual fund is in fact its own company, as a practical matter the management company runs it. The portfolio managers who make the investment decisions for the funds and the executives to whom they report are all typically employees of the management company, not the

mutual funds themselves. Still, the management company owes fiduciary duties to each fund and each investor.

32. The management company makes its profit from fees it charges the funds for financial advice and other services. These fees are typically a percentage of the assets in the fund, so the more assets in the family of funds, the more money the manager makes. The timer understands this perfectly, and frequently offers the manager more assets in exchange for the right to time. Fund managers have succumbed to temptation and allowed investors in the target funds to be hurt in exchange for additional money in their own pockets in the form of higher management fees.

33. Thus, by keeping money -- often many million dollars -- in the same family of mutual funds (while moving the money from fund to fund), Defendant Pilgrim's private investment limited partnership assured the manager that he or she would collect management and other fees on the amount whether it was in the target fund, the resting fund, or moving in between. In addition, sometimes the manager would waive any applicable early redemption fees. By doing so, the manager would directly deprive the fund of money that would have partially reimbursed the fund for the impact of timing.

34. As an additional inducement for allowing the timing, fund managers often received "sticky assets." These were typically long-term investments made not in the mutual fund in which the timing activity was permitted, but in one of the fund manager's financial vehicles (e.g., a bond fund or a hedge fund run by the manager) that assured a steady flow of fees to the manager.

35. These arrangements were never disclosed to mutual fund investors. On the contrary, many of the relevant mutual fund prospectuses contained materially misleading statements assuring investors that the fund managers discouraged and worked to prevent mutual fund timing.

THE SCHEME AT PILGRIM BAXTER

36. In connection with an examination of active trading of mutual fund shares by the United States Securities and Exchange Commission ("SEC") and the New York Attorney General ("NYAG"), Pilgrim Baxter received inquiries and subpoenas for documents from those agencies on July 28, 2003.

37. Soon after receiving inquiries and subpoenas from the SEC and NYAG, Pilgrim Baxter retained independent counsel to assist in responding to these inquiries and to conduct a thorough and independent examination of mutual fund shareholder trading practices in the PBHG Fund Family.

38. On September 3, 2003, NYAG Elliot Spitzer (the "Attorney General") attacked the mutual fund industry by filing a complaint charging fraud against Edward Stern and Canary Capital Partners, LLC ("Canary") in connection with the unlawful mutual practices of late trading and timing. More specifically, the Attorney General alleged the following: "Canary developed a complex strategy that allowed it to in effect sell mutual funds short and profit on declining NAVs." Additionally, the Attorney General alleged that Canary set up arrangements with Bank of America, Bank One, Janus, and Strong to late trade and time those companies respective mutual funds. The Attorney General further alleged:

> Bank of America . . .(i) set Canary up with a state-of-the art electronic late trading platform, allowing it to trade late in the hundreds of mutual funds that the bank offers to its customers, (ii) gave Canary permission to time the Nations Funds Family (iii) provided Canary with approximately $300 million of credit to finance this late trading and timing, and (iv) sold Canary the derivative short positions it needed to time the funds as the market dropped. None of these facts were disclosed in the Nations Funds prospectuses. In the process, Canary became one of Bank of America's largest customers. The

> relationship was mutually beneficial in that Canary made tens of millions through late trading and timing, while the various parts of the Bank of America that serviced Canary made millions themselves.

39. On November 13, 2003, Pilgrim Baxter announced that founders defendants Baxter and Pilgrim have stepped down from their positions with the firm. Additionally, Pilgrim Baxter stated:

> "As a result of the well publicized examination of mutual fund firms' policies and practices by government regulators, in September we initiated an internal review of our own past practices. That review, conducted with the assistance of independent experts, has raised questions about decisions the prior management team made before December 2001, when they sought to eliminate all market timing in the PBHG Funds. That review has brought into focus conduct that was not, in our view, consistent with the highest standards of professional and ethical behavior. We have brought these matters to the attention of the PBHG Funds Board of Trustees and regulatory authorities. The interest of our funds' shareholders and the integrity of our firm are our highest priorities. Therefore, we have proposed specific actions to resolve the issue."

40. Pilgrim Baxter further stated:

> **At issue is a passive investment on the part of Mr. Pilgrim in a private investment limited partnership, unaffiliated with Pilgrim Baxter, that, with Mr. Baxter's knowledge when he was CEO, actively purchased and redeemed shares of certain PBHG Funds and other mutual funds using a quantitative tactical asset allocation model based solely on publicly available information.** Mr. Pilgrim's initial investment in the limited partnership began in 1995 and has continued to the present, while the limited partnership's investment activity in the PBHG Funds was limited to the period from March 2000 to December 2001. (Emphasis added.)

41. The actions of the defendants have harmed plaintiff and members of the class. In essence, the defendants' actions of allowing market timing to occur have caused plaintiff and members of the class's shares to be diluted in value.

42. As such, defendants have breached their fiduciary duties to plaintiff and the class by lying to investors about their effort to curb market timers by entering into undisclosed agreements intended to boost their fees and permitting their defendant Pilgrim's private investment limited partnership and others to time the mutual funds.

FIRST CAUSE OF ACTION

(For Violations of Section 34 of the Investment Company Act)

43. Plaintiff repeats and realleges all of the paragraphs set forth above.

44. Through the course of conduct alleged herein, defendants have made untrue statements of material fact and/or omitted to state material facts necessary to make the statements not misleading in violation of Section 34 of the Investment Company Act, [15 U.S.C. § 80a-33(b)].

45. As a direct and proximate result of defendants' wrongful conduct alleged herein, plaintiff and the other members of the Class have suffered damages.

SECOND CAUSE OF ACTION

(For Breach of Fiduciary Duty)

46. Plaintiff repeats and realleges all of the paragraphs set forth above.

47. By engaging in the wrongdoing alleged herein, defendants have breached and are breaching their fiduciary duties owed to plaintiff and the other members of the Class.

48. Plaintiff and the Class have been specifically injured by defendants' wrongdoing. For example, those class members who redeemed their shares during the Class Period received less than what they would have been entitled to had certain individuals not engaged in illegal market timing and late trading. Additionally, certain members of the Class (i.e., those who

purchased their mutual fund shares legally), were treated differently than those purchasers that were market timers and/or late traders. Defendants acted in bad-faith in connection with the wrongful conduct complained of in this complaint.

49. Additionally, defendants have breached their duty of candor owed to plaintiff and the Class.

WHEREFORE, plaintiff demands judgment against the defendants as follows:

(a) Declaring this action to be a class action and certifying plaintiff as a class representative and plaintiff's counsel as class counsel;

(b) Enjoining, preliminarily and permanently, the transactions complained of herein;

(c) Directing that defendants account to plaintiff and the other members of the Class for all damages caused to them and account for all profits and any special benefits obtained as a result of their unlawful conduct;

(d) Awarding plaintiff the costs and disbursements of this action, including a reasonable allowance for the fees and expenses of plaintiff's attorneys and experts; and

(e) Granting plaintiff and the other members of the Class such other and further relief as may be just and proper.

JURY DEMAND

Plaintiff hereby demands a trial by jury.

Dated: December 5, 2003

Respectfully submitted,

LAW OFFICES BERNARD M. GROSS, P.C.

DEBORAH R. GROSS #44542
SUSAN R. GROSS #60547
1515 Locust Street
Second Floor
Philadelphia, PA 19102
Tel: (215) 561-3600

BERNSTEIN LIEBHARD & LIFSHITZ, LLP
Sandy A. Liebhard
U. Seth Ottensoser
Gregory M. Egleston
10 East 40th Street
New York, NY 10016
Tel: (212) 779-1414

Attorneys for Plaintiff

UNITED STATES DISTRICT COURT
SOUTHERN DISTRICT OF NEW YORK

03 CV 9655

RACHELLE S. KNOPF, Individually and On Behalf of All Others Similarly Situated, Plaintiff, vs. PILGRIM BAXTER & ASSOCIATES, LTD., PBHG FUND DISTRIBUTORS, PBHG FUNDS, HAROLD J. BAXTER, GARY L. PILGRIM, PBHG GROWTH FUND, PBHG EMERGING GROWTH FUND, PBHG LARGE CAP GROWTH FUND, PBHG SELECT GROWTH FUND, PBHG FOCUSED VALUE FUND, PBHG LARGE CAP VALUE FUND, PBHG MID-CAP VALUE FUND, PBHG SELECT EQUITY FUND, PBHG SMALL CAP VALUE FUND, PBHG LARGE CAP 20 FUND, PBHG STRATEGIC SMALL COMPANY FUND, PBHG DISCIPLINED EQUITY FUND, PBHG LARGE CAP FUND, PBHG MID-CAP FUND, PBHG SMALL CAP FUND, PBHG CLIPPER FOCUS FUND, PBHG SMALL CAP VALUE FUND, TS&W SMALL CAP VALUE FUND, LLC, PBHG REIT FUND, PBHG TECHNOLOGY & COMMUNICATIONS FUND, PBHG IRA CAPITAL PRESERVATION FUND, PBHG INTERMEDIATE FIXED INCOME FUND, PBHG CASH RESERVES FUND, and DOES 1-100, Defendants.	Civil Action No. CLASS ACTION COMPLAINT JURY TRIAL DEMANDED #1

FILED 2003 DEC -5 AM 11:35 S.D. OF N.Y.

Plaintiff, Rachelle S. Knopf ("Plaintiff"), individually and on behalf of all other persons similarly situated, by her undersigned attorneys, for her complaint against Defendants, alleges the following based upon the investigation conducted by and through her attorneys, which included, among other things, a review of the Defendants' public documents, conference calls and announcements made by Defendants, United States Securities and Exchange Commission ("SEC") filings, wire and press releases published by and regarding the PBHG Family of Mutual

Funds and advisories about the funds, and information readily obtainable on the Internet. Plaintiff believes that substantial evidentiary support will exist for the allegations set forth herein after a reasonable opportunity for discovery.

NATURE OF THE ACTION

1. This is a class action on behalf of a class (the "Class") of all purchasers, redeemers and holders of PBHG family of funds (as defined below) who purchased, held or otherwise acquired shares between November 13, 1998 and November 13, 2003 (the "Class Period"), seeking to pursue remedies under the Securities Act of 1933 (the "Securities Act'), the Securities Exchange Act of 1934 (the "Exchange Act"), and the Investment Company Act of 1940 (the "Investment Company Act"), and for common law breach of fiduciary duties.

JURISDICTION AND VENUE

2. The claims asserted herein arise under and pursuant to Sections 10(b), and 20(a) of the Exchange Act [15 U.S.C. § 78j(b) and 78t(a)], and Rule 10b-5, promulgated thereunder [17 C.F.R. §240.10b-5]. Additionally, this action arises under Sections 11 and 15 of the Securities Act of 1933 (the "Securities Act") [15 U.S.C.§§77k, 77(a)(2), and 77(o)] and pursuant to §36 of the Investment Company Act [15 U.S.C. § 80a-35].

3. This Court has jurisdiction over the subject matter of this action pursuant to §27 of the Exchange Act of 1934 [15 U.S.C. §78aa]; Section 22 of the Securities Act [15 U.S.C.§77v]; and §36 of the Investment Company Act [15 U.S.C. §80a-35].

4. Venue is proper in this District pursuant to 28 U.S.C. §1391(b), as many of the acts and practices complained of herein occurred in substantial part in this District.

5. In connection with the acts alleged in this complaint, Defendants, directly or indirectly, used the means and instrumentalities of interstate commerce, including, but not limited to, the mails, interstate telephone communications and the facilities of the national securities markets.

PARTIES

6. Plaintiff bought and held shares of PBHG Growth Fund during the Class Period and has suffered damages as a result of the wrongful acts of Defendants as alleged herein.

7. Defendant Pilgrim Baxter & Associates, Ltd. ("Pilgrim Baxter") is a registered investment adviser located in Wayne, Pennsylvania. Pilgrim Baxter manages the PBHG Family of Mutual Funds. Pilgrim Baxter maintains its principle place of business at 1400 Liberty Ridge Drive, Wayne, Pennsylvania 19087.

8. The PBHG Funds, is the registrant and issuer of the shares of PBHG Family of Mutual Funds. The PBHG Funds maintains its principle place of business at 1400 Liberty Ridge Drive, Wayne, Pennsylvania 19087.

9. PBHG Fund Distributors is the distributor of the PBHG Family of Mutual Funds and maintains its principal place of business at 1400 Liberty Ridge Drive, Wayne, Pennsylvania 19087.

10. Defendant Harold J. Baxter ("Baxter") was one of the co-founders of Pilgrim Baxter. During this Class Period, Defendant Baxter served as chief executive officer and chairman. On November 13, 2002, Pilgrim Baxter announced that Defendant Baxter had stepped down from his position with Pilgrim Baxter.

11. Defendant Gary L. Pilgrim ("Pilgrim") was one of the co-founders of Pilgrim Baxter. During this Class Period, Defendant Pilgrim served as chief operating officer. On November 13, 2002, Pilgrim Baxter announced that Defendant Pilgrim had stepped down from his position with Pilgrim Baxter.

12. Defendants PBHG Large Cap Growth Fund, PBHG Select Growth Fund, PBHG Focused Value Fund, PBHG Large Cap Value Fund, PBHG Mid-Cap Value Fund, PBHG Select Equity Fund, PBHG Small Cap Value Fund, PBHG Large Cap 20 Fund, PBHG Strategic Small Company Fund, PBHG Disciplined Equity Fund, PBHG Large Cap Fund, PBHG Mid-Cap Fund, PBHG Small Cap Fund, PBHG Clipper Focus Fund, PBHG Small Cap Value Fund, TS&W Small Cap Value Fund, LLC, PBHG Focused Fund, PBHG Reit Fund, PBHG Technology & Communications Fund, PBHG IRA Capital Preservation Fund, PBHG Intermediate Fixed Income Fund, and PBHG Cash Reserves Fund (collectively referred to as the "PBHG Mutual Funds') are mutual funds that are registered under the Investment Company Act and managed by Pilgrim Baxter.

13. The true names and capacities (whether individual, corporate, associate or otherwise) of Defendants Does 1 through 100 are unknown to Plaintiff, who sues said Defendants by such fictitious names. Plaintiff is informed and believes and thereon alleges that each of the Defendants fictitiously named herein is legally responsible in some actionable manner for the events described herein, and thereby proximately caused the damage to the Plaintiff and the members of the Class.

CLASS ACTION ALLEGATIONS

14. Plaintiff brings this action as a class action pursuant to Federal Rules of Civil Procedure 23(a) and (b)(3) on behalf of herself and a Class consisting of all persons, redeemers and holders of the mutual fund shares that are the subject of this lawsuit, who purchased, held, or otherwise acquired shares between November 13, 1998 and November 13, 2003, inclusive, (the "Class Period") and who were damaged thereby. Excluded from the Class are Defendants, the officers and directors of the Company, members of their immediate families and their legal representatives, heirs, successors or assigns and any entity in which Defendants have or had a controlling interest.

15. The members of the Class are so numerous that joinder of all members is impracticable. While the exact number of Class members is unknown to Plaintiff at this time and can only be ascertained through appropriate discovery, Plaintiff believes that there are thousands of members in the proposed Class.

16. Plaintiff's claims are typical of the claims of the members of the Class, because Plaintiff and all of the Class members sustained damages arising out of Defendants' wrongful conduct s complained of herein.

17. Plaintiff will fairly and adequately protect the interests of the Class members and has retained counsel who are experienced and competent in class and securities litigation.

18. A Class Action is superior to all other available methods for the fair and efficient adjudication of this controversy, since joinder of all member is impracticable. Furthermore, as the damages suffered by individual Class members may be relatively small, the expense and burden of individual litigation make it virtually impossible for members of the Class to

individually redress the wrongs done to them. There will be no difficulty in the management of this action as a class action.

19. Questions of law and fact common to the members of the Class predominate over any questions that may affect only individual members, in that Defendants have acted on grounds generally applicable to the entire Class. Among the questions of law and fact common to the Class are:

(a) Whether the federal securities laws were violated by Defendants' acts as alleged herein;

(b) Whether Defendants breached their fiduciary duties by engaging in fraudulent activity; and

(c) Whether the members of the Class have sustained damages and, if so, what is the appropriate measure of damages.

SUBSTANTIVE ALLEGATIONS

BACKGROUND

20. This action concerns a fraudulent scheme and course of action which was intended to and indeed did benefit mutual funds and their advisors at the expense of mutual fund investors. In connection therewith, Defendants violated their fiduciary duties to their customers in return for substantial fees and other income for themselves and their affiliates.

21. The Defendants' wrongful conduct involved "timing" of mutual funds. "Timing" is an investment technique involving short-term, "in and out" trading of mutual fund shares. The technique is designed to exploit inefficiencies in the way mutual fund companies price their shares. It is widely acknowledged that timing inures to the detriment of long-term shareholders.

Because of the detrimental effect, mutual fund prospectuses typically state that timing is monitored and the funds work to prevent it. Nonetheless, in return for investments that will increase fund manager's fees, fund managers enter into undisclosed agreements to allow timing.

22. In fact, certain mutual fund companies have employees (generally referred to as "timing police') who are supposed to detect "timers" and put a stop to their short-term trading activity. Nonetheless, Defendants arranged to give Defendant Pilgrim's private investment limited partnership and other market timers a "pass" with the timing police, who would look the other way rather than attempt to shut down their short-term trading.

23. The mutual fund prospectuses for the funds at issue created the misleading impression that mutual funds were vigilantly protecting investors against the negative effects of timing. In fact, the opposite was true: Defendants sold the right to time their funds to Defendant Pilgrim's private investment limited partnership and other hedge fund investors. The prospectuses were silent about these arrangements.

24. As a result of the "timing" of mutual funds, Defendant Pilgrim's private investment limited partnership, other timers, and Defendants and their intermediaries profited handsomely. The losers were unsuspecting long-term mutual fund investors. Defendants' profits came dollar-for-dollar out of the pockets of long-term mutual fund investors.

TIMING

25. Mutual funds are designed for buy-and-hold investors. Nevertheless, quick-turnaround traders routinely try to trade in and out of certain mutual funds in order to exploit inefficiencies in the way they set their Net Asset Value or "NAVs."

26. This strategy works only because some funds use "stale" prices to calculate the value of securities held in the fund's portfolio. These prices are "stale" because they do not necessarily reflect the "fair value" of such securities as of the time the NAV is calculated. A typical example is a U.S. mutual fund that holds Japanese securities. Because of the time zone difference, the Japanese market may close at 2:00 a.m. New York time. If the U.S. mutual fund manager uses the closing prices of the Japanese securities in his or her fund to arrive at an NAV at 4:00 p.m. in New York, he or she is relying on market information that is fourteen hours old. If there has been positive market moves during the New York trading day that will cause the Japanese market to rise when it later opens, the stale Japanese prices will not reflect that increase, and the fund's NAV will be artificially low. Put another way, the NAV would not reflect the true current market value of the stocks the fund holds. On such a day, a trader who buys the Japanese fund at the "stale" price is virtually assured of a profit that can be realized the next day by selling. Taking advantage of this kind of short-term arbitrage repeatedly in a single mutual fund is called "timing" the fund.

27. Effective timing captures an arbitrage profit. The arbitrage profit from timing comes dollar-for-dollar out of the pockets of the long-term investors: the timer steps in at the last moment and takes part of the buy-and-hold investors' upside when the market goes up, so the next day's NAV is reduced for those who are still in the fund. If the timer sells short on bad days – as Defendant Pilgrim's private investment limited partnership did – the arbitrage has the effect of making the next day's NAV lower that it would otherwise have been, thus magnifying the losses that investors are experiencing in a declining market.

28. Besides the wealth transfer of arbitrage (called "dilution"), timers also harm their target funds in a number of other ways. They impose their transaction costs on the long-term investors. Indeed, trades necessitated by timer redemptions can also lead to realization of taxable capital gains at an undesirable time, or may result in managers having to sell stock into a falling market. Accordingly, fund managers often seek to minimize the disruptive impact of timers by keeping cash on hand to pay out the timers' profits without having to sell stock. This "strategy" does not eliminate the transfer of wealth out of the mutual fund caused by timing; it only reduces the administrative cost of those transfers. However, at the same time it can also reduce the overall performance of the fund by requiring the fund manager to keep a certain amount of the funds' assets in cash at all times, thus depriving the investors of the advantages of being fully invested in a rising market. Some fund managers even enter into special investments as an attempt to hedge' against timing activity (instead of just refusing to allow it), thus deviating altogether from the ostensible investment strategy of their funds, and incurring further transaction costs.

29. Mutual fund managers are aware of the damaging effect that timers have on their funds. While it is virtually impossible for fund managers to identify every timing trade, large movements in and out of funds — like those made by Defendant Pilgrim's private investment limited partnership — are easy for managers to spot. And mutual fund managers have tools to fight back against timers.

30. Fund managers typically have the power to simply reject timers' purchases. As fiduciaries for their investors, mutual fund managers are obliged to do their best to use these weapons to protect their customers from the dilution that timing causes.

31. The incentive to the Defendant mutual funds to engage in such wrongdoing is as follows. Typically a single management company sets up a number of mutual funds to form a family. While each mutual fund is in fact its own company, as a practical matter the management company runs it. The portfolio managers who make the investment decisions for the funds and the executives to whom they report are all typically employees of the management company, not the mutual funds themselves. Still, the management company owes fiduciary duties to each fund and each investor.

32. The management company makes it profit from fees it charges the funds for financial advice and other services. These fees are typically a percentage of the assets in the fund, so the more assets in the family of funds, the more money the manager makes. The timer understands this perfectly, and frequently offers the manager more assets in exchange for the right to time. Fund managers have succumbed to temptation and allowed investors in the target funds to be hurt in exchange for additional money in their own pockets in the form of higher management fees.

33. Thus, by keeping money — often many million dollars — in the same family of mutual funds (while moving the money from fund to fund), Defendant Pilgrim's private investment limited partnership assured the manager that he or she would collect management and other fees on the amount whether it was in the target fund, the resting fund, or moving in between. In addition, sometimes the manager would waive any applicable early redemption fees. By doing so, the manager would directly deprive the fund of money that would have partially reimbursed the fund for the impact of timing.

34. As an additional inducement for allowing the timing, fund managers often received "sticky assets." These were typically long-term investments made not in the mutual fund in which the timing activity was permitted, but in one of the fund manager's financial vehicles (e.g., a bond or hedge fund run by the manager) that assured a steady flow of fees to the manager.

35. These arrangements were never disclosed to mutual fund investors. On the contrary, many of the relevant mutual fund prospectuses contained materially misleading statements assuring investors that the fund managers discouraged and worked to prevent mutual fund timing.

THE SCHEME AT PILGRIM BAXTER

36. In connection with an examination of active trading of mutual fund shares by the United States Securities and Exchange Commission ("SEC") and the New York Attorney General ("NYAG"), Pilgrim Baxter received inquiries and subpoenas for documents from those agencies on July 28, 2003.

37. Soon after receiving inquiries and subpoenas from the SEC and NYAG, Pilgrim Baxter retained independent counsel to assist in responding to these inquiries and to conduct a thorough and independent examination of mutual fund shareholder trading practices in the PBHG Fund Family.

38. On September 3, 2003, NYAG Elliot Spitzer (the "Attorney General") attacked the mutual fund industry by filing a complaint charging fraud against Edward Stern and Canary Capital Partners, LLC ("Canary") in connection with the unlawful mutual practices of late trading and timing. More specifically, the Attorney General alleged the following: "Canary

developed a complex strategy that allowed it to in effect sell mutual funds short and profit on declining NAVs." Additionally, the Attorney General alleged that Canary set up arrangements with Bank of America, Bank One, Janus, and Strong to late trade and time those companies respective mutual funds. The Attorney General further alleged:

> Bank of America ... (i) set Canary up with a state-of-the-art electronic late trading platform, allowing it to trade late in the hundreds of mutual funds that the bank offers to its customers, (ii) gave Canary permission to time Nations Funds Family, (iii) provided Canary with approximately $300 million of credit to finance this late trading and timing, and (iv) sold Canary the derivative short positions it needed to time the funds as the market dropped. None of these facts were disclosed in the Nations Funds prospectuses. In the process, Canary became one of Bank of America's largest customers. The relationship was mutually beneficial in that Canary made tens of millions through late trading and timing, while the various parts of the Bank of America that service Canary made millions themselves.

39. On November 13, 2003, Pilgrim Baxter announced that its founders, Defendants Baxter and Pilgrim, have stepped down from their positions with the firm. Additionally, Pilgrim Baxter stated:

> "As a result of the well publicized examination of mutual fund firms' policies and practices by government regulators, in September we initiated an internal review of our own past practices. That review, conducted with the assistance of independent experts, has raised questions about decisions the prior management team made before December 2001, when they sought to eliminate all market timing in the PBHG Funds. That review has brought into focus conduct that was not, in our view, consistent with the highest standards of professional and ethical behavior. We have bought these matters to the attention of the PBHG Funds Board of Trustees and regulatory authorities. The interest of our funds' shareholders and the integrity of our firm are our highest priorities. Therefore, we have proposed specific actions to resolve the issue."

40. Pilgrim Baxter further stated:

> **At issue is a passive investment on the part of Mr. Pilgrim in a private investment limited partnership, unaffiliated with Pilgrim Baxter, that, with Mr. Baxter's knowledge when he was CEO, actively purchased and redeemed shares of certain PBHG Funds and other mutual funds using a quantitative tactical asset allocation model based solely on publicly available information.** Mr. Pilgrim's initial investment in the limited partnership began in 1995 and has continued to the present, while the limited partnership's investment activity in the PBHG Funds was limited to the period from March 2000 to December 2001. (Emphasis added.)

41. The actions of the Defendants have harmed Plaintiff and members of the class. In essence, the Defendants' actions of allowing market timing to occur have caused Plaintiff and members of the class's shares to be diluted in value.

42. As such, Defendants have breached their fiduciary duties to Plaintiff and the class by lying to investors about their efforts to curb market timers by entering into undisclosed agreements intended to boost their fees and permitting their Defendant Pilgrim's private investment limited partnership and others to time the mutual funds. As a result, Defendants have violated the Securities Act, the Exchange Act, and Investment Company Act, and common law fiduciary duties.

THE PBHG MUTUAL FUNDS' PROSPECTUSES WERE <u>MATERIALLY FALSE AND MISLEADING</u>

43. The PBHG Mutual Funds' Prospectus stated: **"The Fund also charges the redemption/exchange fee to discourage market timing by those shareholders initiating redemptions or exchanges to take advantage of short-term market movements."** (Emphasis added.)

44. Given that Pilgrim Baxter allowed market timing of its funds to occur by no less than its founders, its prospectuses were false and misleading because it failed to disclose the following: (a) that Defendants had entered into unlawful agreements allowing the Defendant Pilgrim's private investment limited partnership and Doe Defendants to time its trading of the PBHG Mutual Funds shares; (b) that, pursuant to those agreements, Defendant Pilgrim's private investment limited partnership and the Doe Defendants regularly timed the PBHG Mutual Funds; (c) that, contrary to the representations in the Prospectuses, the PBHG Mutual Funds only enforced their policy against frequent traders selectively; (d) that the Defendants regularly allowed Defendant Pilgrim's private investment limited partnership and the Doe Defendants to engage in trades that were disruptive to the efficient management of the PBHG Mutual Funds and/or increased the PBHG Mutual Funds' costs, thereby reducing the PBHG Mutual Funds actual performance; and (e) the Prospectuses failed to disclose that, pursuant to the unlawful agreements, Defendant Pilgrim's private investment limited partnership and Doe Defendants' benefitted financially at the expense of PBHG Mutual Funds' investors including Plaintiff and other members of the Class.

UNDISCLOSED ADVERSE INFORMATION

45. The market for the PBHG Mutual Funds was open, well-developed and efficient at all relevant times. As a result of these materially false and misleading statements and failures to disclose, the PBHG Mutual Funds traded at distorted prices during the Class Period. Plaintiff and other members of the Class purchased or otherwise acquired the PBHG Mutual Funds relying upon the integrity of the NAV for the PBHG Mutual Funds and market information relating to the PBHG Mutual Funds, and have been damaged thereby.

46. During the Class Period, Defendants materially misled the investing public, thereby distorting the NAV of the PBHG Mutual Funds, by allowing Defendant Pilgrim's private investment limited partnership and the Doe Defendants to time the PBHG Mutual Funds.

47. At all relevant times, the material misrepresentations and omissions particularized in this Complaint directly or proximately caused or were a substantial contributing cause of the damages sustained by Plaintiff and other members of the Class.

ADDITIONAL SCIENTER ALLEGATIONS

48. As alleged herein, Defendants acted with scienter in that Defendants knew that the public documents and statements issued or disseminated in the name of the PBHG Mutual Funds were materially false and misleading; knew that such statements or documents would be issued or disseminated to the investing public; and knowingly and substantially participated or acquiesced in the issuance or dissemination of such statements or documents as primary violations of the federal securities laws. Defendants, by virtue of their receipt of information reflecting the true facts regarding PBHG Mutual Funds, their control over, and/or receipt and/or modification of PBHG Mutual Funds' allegedly materially misleading misstatements and/or their associations with the PBHG Mutual Funds which made them privy to confidential proprietary information concerning the PBHG Mutual Funds, participated in the fraudulent scheme alleged herein.

49. Additionally, the Defendants were highly motivated to allow and facilitate the wrongful conduct alleged herein and participated in and/or had actual knowledge of the fraudulent conduct alleged herein. In exchange for allowing the unlawful practices alleged

herein, the Defendants, among other things, received increased management fees from "sticky assets" as well as an increased number of transactions in and out of the funds, and were able to profit from this illegal activity. In short, Defendants siphoned money out of the mutual funds and their own pockets.

50. The Defendants were motivated to participate in the wrongful scheme by the enormous profits they derived thereby. They systematically pursued the scheme with full knowledge of its consequences to other investors.

APPLICABILITY OF PRESUMPTION OF RELIANCE FRAUD-ON-THE-MARKET DOCTRINE

51. At all relevant times, the market for the PBHG Mutual Funds were an efficient market for the following reasons, among others:

(a) The PBHG Mutual Funds met the requirements for listing, and was listed and actively traded on a highly efficient and automated market;

(b) As a regulated issuer, the PBHG Mutual Funds filed periodic public reports with the SEC;

(c) The PBHG Mutual Funds regularly communicated with public investors via established market communication mechanisms, including through regular disseminations of press releases on the national circuits of major newswire services and through other wide-ranging public disclosures, such as communications with the financial press and other similar reporting services; and

(d) The PBHG Mutual Funds were followed by several securities analysts employed by major brokerage firms who wrote reports which were distributed to the sales force

and certain customers of their respective brokerage firms. Each of these reports was publicly available and entered the public marketplace.

52. As a result of the foregoing, the market for the PBHG Mutual Funds promptly digested current information regarding PBHG Mutual Funds from all publicly available sources and reflected such information in the respective PBHG Mutual Funds' NAV. Under these circumstances, all purchasers of the PBHG Mutual Funds during the Class Period suffered similar injury through their purchase or acquisition of PBHG Mutual Funds securities at distorted prices, and a presumption of reliance applies.

NO SAFE HARBOR

53. The statutory safe harbor provided for forward-looking statements under certain circumstances does not apply to any of the allegedly forward-looking statements pleaded in this complaint. Many of the specific statements pleaded herein were not identified as "forward-looking statements" when made. To the extent there were any forward-looking statements, there were no meaningful cautionary statements identifying important factors that could cause actual results to differ materially from those in the purportedly forward-looking statements. Alternatively, to the extent that the statutory safe harbor does apply to any forward-looking statements because at the time each of those forward-looking statements were made, the particular speaker knew that the particular forward-looking statement was false, and/or the forward-looking statement was authorized and/or approved by an executive officer of the Defendants who knew that those statements were false when made.

COUNT ONE

AGAINST PBHG FUND FOR VIOLATIONS

OF SECTION 11 OF THE SECURITIES ACT

54. Plaintiff repeats and realleges each and every allegation contained above as if fully set forth herein, except that, for purposes of this claim, Plaintiff expressly excludes and disclaims any allegation that could be construed as alleging fraud or intentional or reckless misconduct and otherwise incorporates the allegations contained above.

55. This claim is brought pursuant to Section 11 of the Securities Act, 15 U.S.C.§77k, on behalf of the Plaintiff and other members of the Class against the PBHG Funds.

56. PBHG Funds are the registrants for the PBHG Mutual Funds sold to Plaintiff and the other members of the Class and are statutorily liable under Section 11. PBHG Funds issued, caused to be issued, and participated in the issuance of the materially false and misleading written statements and/or omissions of material facts that were contained in the Prospectuses.

57. Plaintiff was provided with the PBHG Mutual Fund Prospectuses and, similarly, prior to purchasing units of each of the PBHG Mutual Funds, all Class members likewise received the appropriate prospectus. Plaintiff and other Class members purchased shares of the PBHG Mutual Funds traceable to the relevant false and misleading Prospectuses and were damaged thereby.

58. As set forth herein, the statements contained in the Prospectuses, when they became effective, were materially false and misleading for a number of reasons, including that they stated that it was the practice of the PBHG Mutual Funds to monitor and take steps to prevent timed trading because of its adverse effect on fund investors, and that the trading price was determined as of 4 p.m. each trading day with respect to all investors when, in fact, select investors (Defendant Pilgrim's private investment limited partnership and the Does named as

Defendants herein) were allowed to engage in timed trading. The Prospectuses failed to disclose and misrepresented, *inter alia*, the following material and adverse facts: (a) that Defendants had entered into unlawful agreements allowing the Defendant Pilgrim's private investment limited partnership and Doe Defendants to time its trading of the PBHG Mutual Funds shares; (b) that, pursuant to those agreement, Defendant Pilgrim's private investment limited partnership and Doe Defendants regularly timed the PBHG Mutual Funds shares; (c) that, contrary to the express representations in the Prospectuses, the PBHG Mutual Funds enforced their policy against frequent traders selectively, (d) that the Defendants regularly allowed Defendant Pilgrim's private investment limited partnership and Doe Defendants to engage in trades that were disruptive to the efficient management of the PBHG Mutual Funds and/or increased the PBHG Mutual Funds' costs, thereby reduced the PBHG Mutual Funds' actual performance; and (e) the Prospectuses failed to disclose that, pursuant to the unlawful agreements, Defendant Pilgrim's private investment limited partnership and Doe Defendants benefitted financially at the expense of the PBHG Mutual Funds' investors including Plaintiff and the other members of the Class.

59. At the time they purchased the PBHG Mutual Funds shares traceable to the defective Prospectuses, Plaintiff and Class members were without knowledge of the facts concerning the false and misleading statements or omissions alleged herein and could not reasonably have possessed such knowledge. This claim is brought within the applicable statute of limitations.

COUNT TWO

AGAINST PILGRIM BAXTER AND PBHG FUND DISTRIBUTORS AS CONTROL PERSONS FOR VIOLATIONS OF SECTION 15 OF THE SECURITIES ACT

60. Plaintiff repeats and realleges each and every allegation contained above, except that for purposes of this claim, Plaintiff expressly excludes and disclaims any allegation that could be construed as alleging fraud or intentional reckless misconduct and otherwise incorporates the allegations contained above.

61. This Claim is brought pursuant to Section 15 of the Securities Act against Pilgrim Baxter and PBHG Fund Distributors, each as a control person of the PBHG Funds. It is appropriate to treat these Defendants as a group for pleading purposes and to presume that the false, misleading, and incomplete information conveyed in the PBHG Mutual Funds' public filings, press releases and other publications are the actions of Pilgrim Baxter and PBHG Fund Distributors.

62. PBHG Funds are liable under Section 11 of the Securities Act as set forth herein.

63. Pilgrim Baxter and PBHG Fund Distributors was a "control person" of PBHG Funds within the meaning of Section 15 of the Securities Act, by virtue of its position of operational control and/or ownership. At the time Plaintiff and other members of the Class purchased shares of PBHG Mutual Funds, by virtue of their positions of control and authority over the PBHG Funds directly and indirectly, had the power and authority, and exercised the same, to cause the PBHG Funds to engage in the wrongful conduct complained of herein. PBHG Funds issued, caused to be issued, and participated in the issuance of materially false and misleading statements in the Prospectuses.

64. Pursuant to Section 15 of the Securities Act, by reason of the foregoing, Pilgrim Baxter and PBHG Fund Distributors are liable to Plaintiff and the other members of the Class for the PBHG Funds' primary violations of Section 11 of the Securities Act.

65. By virtue of the foregoing, Plaintiff and other members of the Class are entitled to damages against Pilgrim Baxter and PBHG Fund Distributors.

COUNT THREE

VIOLATION OF SECTION 10(b) OF THE EXCHANGE ACT AGAINST AND RULE 10b-5 PROMULGATED THEREUNDER AGAINST ALL DEFENDANTS

66. Plaintiff repeats and realleges each and every allegation contained above as if fully set forth herein except for Claims brought pursuant to the Securities Act.

67. During the Class Period, each of the Defendants carried out a plan, scheme and course of conduct which was intended to and, throughout the Class Period, did deceive the investing public, including Plaintiff and the other Class members, as alleged herein and cause Plaintiff and other members of the Class to purchase PBHG Mutual Funds shares or interests at distorted prices and otherwise suffered damages. In furtherance of this unlawful scheme, plan and course of conduct, Defendants, and each of them, took the actions set forth herein.

68. Defendants (i) employed devices, schemes, and artifices to defraud; (ii) made untrue statements of material fact and/or omitted to state material facts necessary to make the statements not misleading; and (iii) engaged in acts, practices, and a course of business which operated as a fraud and deceit upon the purchasers of the PBHG Mutual Funds, including Plaintiff and other members of the Class, in an effort to enrich themselves through undisclosed manipulative trading tactics by which they wrongfully appropriated PBHG Mutual Funds' assets

and otherwise distorted the pricing of their securities in violation of Section 10(b) of the Exchange Act and Rule 10b-5. All Defendants are sued as primary participants in the wrongful and illegal conduct and scheme charged herein.

69. Defendants, individually and in concert, directly and indirectly, by the use, means or instrumentalities of interstate commerce and/or of the mails, engaged and participated in a continuous course of conduct to conceal adverse material information about the PBHG Mutual Funds operations, as specified herein.

70. These Defendants employed devices, schemes and artifices to defraud and a course of conduct and scheme as alleged herein to unlawfully manipulate and profit from secretly timed trading and thereby engaged in transactions, practices and a course of business which operated as a fraud and deceit upon Plaintiff and members of the Class.

71. The Defendants had actual knowledge of the misrepresentations and omissions of material facts set forth herein, or acted with reckless disregard for the truth in that they failed to ascertain and to disclose such facts, even though such facts were available to them. Such Defendants' material misrepresentations and/or omissions were done knowingly or recklessly and for the purpose and effect of concealing the truth.

72. As a result of the dissemination of the materially false and misleading information and failure to disclose material facts, as set forth above, the market price of the PBHG Mutual Funds were distorted during the Class Period such that they did not reflect the risks and costs of the continuing course of conduct alleged herein. In ignorance of these facts that market prices of the shares were distorted, and relying directly or indirectly on the false and misleading statements made by the Defendants, or upon the integrity of the market in which the securities trade, and/or

on the absence of material adverse information that was known to or recklessly disregarded by Defendants but not disclosed in public statements by Defendants during the Class Period, Plaintiff and the other members of the Class acquired the shares or interests in the PBHG Mutual Funds during the Class Period at distorted prices and were damaged thereby.

73. At the time of said misrepresentations and omissions, Plaintiff and other members of the Class were ignorant of their falsity, and believed them to be true. Had Plaintiff and the other members of the Class and the marketplace known of the truth concerning the PBHG Mutual Funds' operations, which were not disclosed by Defendants, Plaintiff and other members of the Class would not have purchased or otherwise acquired their shares or, if they had acquired such shares or other interests during the Class Period, they would not have done so at the distorted prices which they paid.

74. By virtue of the foregoing, Defendants have violated Section 10(b) of the Exchange Act, and Rule 10b-5 promulgated thereunder.

75. As a direct and proximate result of Defendants' wrongful conduct, Plaintiff and the other members of the Class suffered damages in connection with their respective purchases and sales of the PBHG Mutual Funds shares during the Class Period.

COUNT FOUR

AGAINST HAROLD J. BAXTER, GARY L. PILGRIM, PILGRIM BAXTER, PBHG FUND DISTRIBUTORS AND PBHG FUNDS AS A CONTROL PERSON FOR VIOLATIONS OF SECTION 20(A) OF THE EXCHANGE ACT

76. Plaintiff repeats and realleges each and every allegation contained above as if fully set forth herein except for Claims brought pursuant to the Securities Act.

77. This Claim is brought pursuant to Section 20(a) of the Exchange Act against Baxter and Pilgrim as a control person of Pilgrim Baxter, PBHG Fund Distributors, PBHG Funds, and the PBHG Mutual Funds; against Pilgrim Baxter as a control person of PBHG Fund Distributors, PBHG Funds and the PBHG Mutual Funds; and against PBHG Fund Distributors as a control person of PBHG Funds and the PBHG Mutual Funds; and PBHG Funds as a control person of the PBHG Mutual Funds.

78. It is appropriate to treat these Defendants asa group for pleading purposes and to presume that the materially false, misleading, and incomplete information conveyed in the PBHG Mutual Funds' public filings, press releases and other publications are the collective actions of Baxter, Pilgrim, Pilgrim Baxter, PBHG Distributors, and PBHG Funds.

79. Baxter, Pilgrim, Pilgrim Baxter, PBHG Distributors, and PBHG Funds are controlling persons of the PBHG Mutual Funds within the meaning of Section 20(a) of the Exchange Act for the reasons alleged herein. By virtue of their operational and management control of the PBHG Mutual Funds' respective businesses and systematic involvement in the fraudulent scheme alleged herein, Baxter, Pilgrim, Pilgrim Baxter, PBHG Distributors, and PBHG Funds each had the power to influence and control and did influence and control, directly or indirectly, the decision-making and actions of the PBHG Mutual Funds, including the content and dissemination of the various statements which Plaintiff contends are false and misleading. Baxter, Pilgrim, Pilgrim Baxter, PBHG Distributors, and PBHG Funds had the ability to prevent the issuance of the statements alleged to be false and misleading or cause such statements to be corrected.

80. In particular, each of Baxter, Pilgrim, Pilgrim Baxter, PBHG Distributors, and PBHG Funds had direct and supervisory involvement in the operations of the PBHG Mutual Funds and, therefore, is presumed to have had the power to control or influence the particular transactions giving rise to the securities violations as alleged herein, and exercised the same.

81. As set forth above, Baxter, Pilgrim, Pilgrim Baxter, PBHG Distributors, and PBHG Funds each violated Section 10(b) and Rule 10b-5 by their acts and omissions as alleged in this Complaint. By virtue of their positions as controlling persons, Baxter, Pilgrim, Pilgrim Baxter, PBHG Distributors, and PBHG Funds are liable pursuant to Section 20(a) of the Exchange Act. As a direct and proximate result of Defendants' wrongful conduct, Plaintiff and other members of the Class suffered damages in connection with their purchases of PBHG Mutual Fund securities during the Class Period.

COUNT FIVE

VIOLATION OF SECTION 36(a) OF THE INVESTMENT COMPANY ACT OF 1940 AGAINST ALL DEFENDANTS

82. Plaintiff repeats and realleges each and every allegation contained above as if fully set forth herein.

83. This claim for relief is brought pursuant to Section 36(a) of the Investment Company Act of 1940 against Defendants. Under Section 36(a), an implied private right of action exists. See McLachlan v. Simon, 31F.Supp.2d 731 (N.D. Cal. 1998).

84. Under Section 36(a) of the Investment Company Act, Defendants shall be deemed to owe a fiduciary duty to Plaintiff and other class members with respect to the receipt of fees and compensation that Defendants receive for services of a material nature.

85. Here, Defendants have devised and implemented a scheme to obtain substantial fees and other income for themselves and their affiliates by allowing Pilgrim's private investment limited partnership and the Doe Defendants to engage in timing of the PBHG Mutual Funds throughout the Class Period and in violation of their fiduciary duties to their customers, i.e., Plaintiff and class members.

86. Defendants engaged in such scheme to only benefit themselves and their affiliates by allowing Pilgrim's private investment limited partnership and the Doe Defendants to engage in timing of the PBHG Mutual Funds named herein in return for substantial fees and other income.

87. Defendants have breached the fiduciary duties they owes to Plaintiff and other class members by, among other things, devising this plan and scheme solely for their own benefit and by failing to reveal to them material facts which would allow them to make informed decisions about the true value and performance of the Fund.

88. Plaintiff and other members of the Class have been injured as a result of Defendants' breach of fiduciary duty and violation of Section 36(a) of the Investment Act of 1940.

COUNT SIX

VIOLATION OF SECTION 36(b) OF THE INVESTMENT COMPANY ACT OF 1940 AGAINST ALL DEFENDANTS

89. Plaintiff repeats and realleges each and every allegation contained above as if fully set forth herein.

90. This claim for relief is brought pursuant to Section 36(b) of the Investment Company Act of 1940 against Defendants.

91. Under Section 36(b) of the Investment Company Act, Defendants shall be deemed to owe a fiduciary duty to Plaintiff and other class members with respect to the receipt of fees and compensation that Defendants receive for services of a material nature.

92. Here, Defendants have devised and implemented a scheme to obtain substantial fees and other income for themselves and their affiliates by allowing Pilgrim's private investment limited partnership and the Doe Defendants to engage in timing of the PBHG Mutual Funds throughout the Class Period and in violation of their fiduciary duties to their customers, i.e., Plaintiff and class members.

93. Defendants engaged in such scheme to only benefit itself and their affiliates by allowing Pilgrim's private investment limited partnership and the Doe Defendants to engage in timing of the PBHG Mutual Funds in return for substantial fees and other income.

94. Defendants have breached the fiduciary duties it owes Plaintiff and other Class members by, among other things, devising this plan and scheme solely for its own benefit and by failing to reveal to them material facts which would allow them to make informed decisions about the true value and performance of the Fund.

95. Plaintiff and other members of the Class have been injured as a result of Defendants' breach of fiduciary duty and violation of Section 36(b) of the Investment Act of 1940.

COUNT SEVEN

VIOLATION OF SECTION 36(b) OF THE INVESTMENT COMPANY ACT OF 1940 AGAINST ALL DEFENDANTS

96. Plaintiff repeats and realleges each and every allegation contained above as if fully set forth herein.

97. Plaintiff and the Class placed their trust and confidence in Baxter, Pilgrim, Pilgrim Baxter, PBHG Distributors, and PBHG Funds to manage the assets they invested in the PBHG Mutual Funds.

98. Plaintiff and the class reasonably expected that Baxter, Pilgrim, Pilgrim Baxter, PBHG Distributors, and PBHG Funds would honor its obligations to them by, among other things, observing the securities laws and honoring its representations made in the PBHG Mutual Funds' prospectuses.

99. Baxter, Pilgrim, Pilgrim Baxter, PBHG Distributors, and PBHG Funds aided and abetted by the other Defendants, who are co-conspirators, breached its fiduciary duties to the Plaintiff and the Class by violating the securities laws and breaching express and implied representations contained in the PBHG Mutual Funds' prospectuses for the benefit of the PBHG Mutual Funds and each of the other Defendants.

100. Each of the Defendants was an active participant in the breach of fiduciary duty and participated in the breach for the purpose of advancing their own interests.

101. Plaintiff and the Class have been specially injured by Defendants' wrongdoing. For example, those class members who redeemed their shares during the Class Period received less than what they would have been entitled to had certain individuals not engaged in illegal market timing. Additionally, certain members of the Class (i.e., those who purchased their

mutual fund shares legally), were treated differently than those purchasers that were market timers.

102. Baxter, Pilgrim, Pilgrim Baxter, PBHG Distributors, and PBHG Funds aided and abetted by the other Defendants who are also co-conspirators, acted in bad-faith, for personal gain and in furtherance of his, her or its own financial advantage in connection with the wrongful conduct complained of in this complaint.

103. As a direct and proximate result of the Defendants' foregoing breaches of fiduciary duties, Plaintiff and the members of the Class have suffered damage

104. Baxter, Pilgrim, Pilgrim Baxter, PBHG Distributors, and PBHG Funds and the other Defendants, as aiders and abettors, and co-conspirators, are each jointly and severally liable for an amount to be determined at trial.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff on behalf of herself and of the Class prays for relief and judgment, as follows:

(a) Declaring this action to be a class action pursuant to Rule 23(a) and (b)(3) of the Federal Rules of Civil Procedure on behalf of the Class defined herein;

(b) Awarding Plaintiff and the members of the Class damages in an amount to be proven at trial, including interest thereon;

(c) Awarding Plaintiff and other members of the Class pre-judgment and post-judgment interest, as well as their reasonable attorneys' fees and experts' witness fees and other costs;

(d) Awarding such other and further relief as this Court may deem just and proper including any extraordinary equitable and/or injunctive relief as is permitted by law or equity to attach, impound or otherwise restrict the Defendants' assets to assure Plaintiffs have an effective remedy;

(e) Such other relief as this Court deems appropriate.

JURY TRIAL DEMANDED

Plaintiff hereby demands a trial by jury.

Dated: December 4, 2003

Respectfully submitted,

STULL, STULL & BRODY

By: Jules Brody

Jules Brody (JB-9151)
Tzivia Brody (TB-7268)
6 East 45th Street
New York, New York 10017
(212) 687-7230 (Tel)
(212) 490-2022 (Fax)

WEISS & YOURMAN
Joseph H. Weiss (JW-4534)
David C. Katz (DK-6235)
551 Fifth Avenue
New York, New York 10176
(212) 682-3025 (Tel)
(212) 682-3010 (Fax)

Attorneys for Plaintiff

PLAINTIFF CERTIFICATION

Rachelle S. Knopf ("Plaintiff") hereby states that:

1. Plaintiff has reviewed the complaint and has authorized the filing of the complaint on his/her behalf.

2. Plaintiff did not purchase any of the securities which are the subject of this action at the direction of his/her counsel or in order to participate in this private action.

3. Plaintiff is willing to serve as a representative party on behalf of a class, including providing testimony at deposition and trial, if necessary.

4. The following includes all of Plaintiff's transactions in the **PBHG Family of Mutual Funds** during the class period specified in the complaint:

SECURITY (Name of PBHG Fund)	TRANSACTION (Purchase, Sale)	TRADE DATE	PRICE PER SECURITIES/SHARE	QUANTITY
PBHG Growth Fund	Cap Gain Reinvest	12/9/99	42 64	4.607
PBHG Growth Fund	Cap Gain Reinvest	12/12/00	36 15	19.40
PBHG Growth Fund	Short term CG Rein.	12/12/00	36 15	2.723

Please list other transactions on a separate sheet of paper, if necessary.

5. Plaintiff has not served or sought to serve as a representative party on behalf of a class under the federal securities laws during the last three years, unless otherwise stated in the space below:

6. Plaintiff will not accept any payment for serving as a representative party on behalf of a class except to receive his pro rata share of any recovery, or as ordered or approved by the court including the award to a representative party of reasonable costs and expenses including lost wages relating to the representation of the class.

Plaintiff declares under penalty of perjury that the foregoing is true and correct.

Executed this 3 day of December, 2003.

Rachelle S Knopf
Signature

#1

UNITED STATES DISTRICT COURT
SOUTHERN DISTRICT OF NEW YORK

MIKE ATASSI, Individually and On Behalf of All Others Similarly Situated, Plaintiff, vs. PILGRIM BAXTER & ASSOCIATES, LTD., PBHG FUND DISTRIBUTORS, PBHG FUNDS, HAROLD J. BAXTER, GARY L. PILGRIM, PBHG GROWTH FUND, PBHG EMERGING GROWTH FUND, PBHG LARGE CAP GROWTH FUND, PBHG SELECT GROWTH FUND, PBHG FOCUSED VALUE FUND, PBHG LARGE CAP VALUE FUND, PBHG MID-CAP VALUE FUND, PBHG SELECT EQUITY FUND, PBHG SMALL CAP VALUE FUND, PBHG LARGE CAP 20 FUND, PBHG STRATEGIC SMALL COMPANY FUND, PBHG DISCIPLINED EQUITY FUND, PBHG LARGE CAP FUND, PBHG MID-CAP FUND, PBHG SMALL CAP FUND, PBHG CLIPPER FOCUS FUND, PBHG SMALL CAP VALUE FUND, TS&W SMALL CAP VALUE FUND, LLC, PBHG REIT FUND, PBHG TECHNOLOGY & COMMUNICATIONS FUND, PBHG IRA CAPITAL PRESERVATION FUND, PBHG INTERMEDIATE FIXED INCOME FUND, PBHG CASH RESERVES FUND, and DOES 1-100, Defendants.	03 CV Civil Action No. 9790 CLASS ACTION COMPLAINT JURY TRIAL DEMANDED

Plaintiff, Mike Atassi ("Plaintiff"), individually and on behalf of all other persons similarly situated, by his undersigned attorneys, for his complaint against Defendants, alleges the following based upon the investigation conducted by and through his attorneys, which included, among other things, a review of the Defendants' public documents, conference calls and announcements made by Defendants, United States Securities and Exchange Commission ("SEC") filings, wire and press releases published by and regarding the PBHG Family of Mutual

Funds and advisories about the funds, and information readily obtainable on the Internet. Plaintiff believes that substantial evidentiary support will exist for the allegations set forth herein after a reasonable opportunity for discovery.

NATURE OF THE ACTION

1. This is a class action on behalf of a class (the "Class") of all purchasers, redeemers and holders of PBHG family of funds (as defined below) who purchased, held or otherwise acquired shares between November 13, 1998 and November 13, 2003 (the "Class Period"), seeking to pursue remedies under the Securities Act of 1933 (the "Securities Act'), the Securities Exchange Act of 1934 (the "Exchange Act"), and the Investment Company Act of 1940 (the "Investment Company Act"), and for common law breach of fiduciary duties.

JURISDICTION AND VENUE

2. The claims asserted herein arise under and pursuant to Sections 10(b), and 20(a) of the Exchange Act [15 U.S.C. § 78j(b) and 78t(a)], and Rule 10b-5, promulgated thereunder [17 C.F.R. §240.10b-5]. Additionally, this action arises under Sections 11 and 15 of the Securities Act of 1933 (the "Securities Act") [15 U.S.C.§§77k, 77(a)(2), and 77(o)] and pursuant to §36 of the Investment Company Act [15 U.S.C. § 80a-35].

3. This Court has jurisdiction over the subject matter of this action pursuant to §27 of the Exchange Act of 1934 [15 U.S.C. §78aa]; Section 22 of the Securities Act [15 U.S.C.§77v]; and §36 of the Investment Company Act [15 U.S.C. §80a-35].

4. Venue is proper in this District pursuant to 28 U.S.C. §1391(b), as many of the acts and practices complained of herein occurred in substantial part in this District.

5. In connection with the acts alleged in this complaint, Defendants, directly or indirectly, used the means and instrumentalities of interstate commerce, including, but not limited to, the mails, interstate telephone communications and the facilities of the national securities markets.

PARTIES

6. Plaintiff bought and held shares of PBHG Technology & Communications Fund and PBHG Large Cap 20 Fund during the Class Period and has suffered damages as a result of the wrongful acts of Defendants as alleged herein.

7. Defendant Pilgrim Baxter & Associates, Ltd. ("Pilgrim Baxter") is a registered investment adviser located in Wayne, Pennsylvania. Pilgrim Baxter manages the PBHG Family of Mutual Funds. Pilgrim Baxter maintains its principle place of business at 1400 Liberty Ridge Drive, Wayne, Pennsylvania 19087.

8. The PBHG Funds, is the registrant and issuer of the shares of PBHG Family of Mutual Funds. The PBHG Funds maintains its principle place of business at 1400 Liberty Ridge Drive, Wayne, Pennsylvania 19087.

9. PBHG Fund Distributors is the distributor of the PBHG Family of Mutual Funds and maintains its principal place of business at 1400 Liberty Ridge Drive, Wayne, Pennsylvania 19087.

10. Defendant Harold J. Baxter ("Baxter") was one of the co-founders of Pilgrim Baxter. During this Class Period, Defendant Baxter served as chief executive officer and chairman. On November 13, 2002, Pilgrim Baxter announced that Defendant Baxter had stepped down from his position with Pilgrim Baxter.

11. Defendant Gary L. Pilgrim ("Pilgrim") was one of the co-founders of Pilgrim Baxter. During this Class Period, Defendant Pilgrim served as chief operating officer. On November 13, 2002, Pilgrim Baxter announced that Defendant Pilgrim had stepped down from his position with Pilgrim Baxter.

12. Defendants PBHG Large Cap Growth Fund, PBHG Select Growth Fund, PBHG Focused Value Fund, PBHG Large Cap Value Fund, PBHG Mid-Cap Value Fund, PBHG Select Equity Fund, PBHG Small Cap Value Fund, PBHG Large Cap 20 Fund, PBHG Strategic Small Company Fund, PBHG Disciplined Equity Fund, PBHG Large Cap Fund, PBHG Mid-Cap Fund, PBHG Small Cap Fund, PBHG Clipper Focus Fund, PBHG Small Cap Value Fund, TS&W Small Cap Value Fund, LLC, PBHG Focused Fund, PBHG Reit Fund, PBHG Technology & Communications Fund, PBHG IRA Capital Preservation Fund, PBHG Intermediate Fixed Income Fund, and PBHG Cash Reserves Fund (collectively referred to as the "PBHG Mutual Funds') are mutual funds that are registered under the Investment Company Act and managed by Pilgrim Baxter.

13. The true names and capacities (whether individual, corporate, associate or otherwise) of Defendants Does 1 through 100 are unknown to Plaintiff, who sues said Defendants by such fictitious names. Plaintiff is informed and believes and thereon alleges that each of the Defendants fictitiously named herein is legally responsible in some actionable manner for the events described herein, and thereby proximately caused the damage to the Plaintiff and the members of the Class.

CLASS ACTION ALLEGATIONS

14. Plaintiff brings this action as a class action pursuant to Federal Rules of Civil Procedure 23(a) and (b)(3) on behalf of himself and a Class consisting of all persons, redeemers and holders of the mutual fund shares that are the subject of this lawsuit, who purchased, held, or otherwise acquired shares between November 13, 1998 and November 13, 2003, inclusive, (the "Class Period") and who were damaged thereby. Excluded from the Class are Defendants, the officers and directors of the Company, members of their immediate families and their legal representatives, heirs, successors or assigns and any entity in which Defendants have or had a controlling interest.

15. The members of the Class are so numerous that joinder of all members is impracticable. While the exact number of Class members is unknown to Plaintiff at this time and can only be ascertained through appropriate discovery, Plaintiff believes that there are thousands of members in the proposed Class.

16. Plaintiff's claims are typical of the claims of the members of the Class, because Plaintiff and all of the Class members sustained damages arising out of Defendants' wrongful conduct s complained of herein.

17. Plaintiff will fairly and adequately protect the interests of the Class members and has retained counsel who are experienced and competent in class and securities litigation.

18. A Class Action is superior to all other available methods for the fair and efficient adjudication of this controversy, since joinder of all member is impracticable. Furthermore, as the damages suffered by individual Class members may be relatively small, the expense and burden of individual litigation make it virtually impossible for members of the Class to

individually redress the wrongs done to them. There will be no difficulty in the management of this action as a class action.

19. Questions of law and fact common to the members of the Class predominate over any questions that may affect only individual members, in that Defendants have acted on grounds generally applicable to the entire Class. Among the questions of law and fact common to the Class are:

(a) Whether the federal securities laws were violated by Defendants' acts as alleged herein;

(b) Whether Defendants breached their fiduciary duties by engaging in fraudulent activity; and

(c) Whether the members of the Class have sustained damages and, if so, what is the appropriate measure of damages.

SUBSTANTIVE ALLEGATIONS

BACKGROUND

20. This action concerns a fraudulent scheme and course of action which was intended to and indeed did benefit mutual funds and their advisors at the expense of mutual fund investors. In connection therewith, Defendants violated their fiduciary duties to their customers in return for substantial fees and other income for themselves and their affiliates.

21. The Defendants' wrongful conduct involved "timing" of mutual funds. "Timing" is an investment technique involving short-term, "in and out" trading of mutual fund shares. The technique is designed to exploit inefficiencies in the way mutual fund companies price their shares. It is widely acknowledged that timing inures to the detriment of long-term shareholders.

Because of the detrimental effect, mutual fund prospectuses typically state that timing is monitored and the funds work to prevent it. Nonetheless, in return for investments that will increase fund manager's fees, fund managers enter into undisclosed agreements to allow timing.

22. In fact, certain mutual fund companies have employees (generally referred to as "timing police') who are supposed to detect "timers" and put a stop to their short-term trading activity. Nonetheless, Defendants arranged to give Defendant Pilgrim's private investment limited partnership and other market timers a "pass" with the timing police, who would look the other way rather than attempt to shut down their short-term trading.

23. The mutual fund prospectuses for the funds at issue created the misleading impression that mutual funds were vigilantly protecting investors against the negative effects of timing. In fact, the opposite was true: Defendants sold the right to time their funds to Defendant Pilgrim's private investment limited partnership and other hedge fund investors. The prospectuses were silent about these arrangements.

24. As a result of the "timing" of mutual funds, Defendant Pilgrim's private investment limited partnership, other timers, and Defendants and their intermediaries profited handsomely. The losers were unsuspecting long-term mutual fund investors. Defendants' profits came dollar-for-dollar out of the pockets of long-term mutual fund investors.

TIMING

25. Mutual funds are designed for buy-and-hold investors. Nevertheless, quick-turnaround traders routinely try to trade in and out of certain mutual funds in order to exploit inefficiencies in the way they set their Net Asset Value or "NAVs."

26. This strategy works only because some funds use "stale" prices to calculate the value of securities held in the fund's portfolio. These prices are "stale" because they do not necessarily reflect the "fair value" of such securities as of the time the NAV is calculated. A typical example is a U.S. mutual fund that holds Japanese securities. Because of the time zone difference, the Japanese market may close at 2:00 a.m. New York time. If the U.S. mutual fund manager uses the closing prices of the Japanese securities in his or her fund to arrive at an NAV at 4:00 p.m. in New York, he or she is relying on market information that is fourteen hours old. If there has been positive market moves during the New York trading day that will cause the Japanese market to rise when it later opens, the stale Japanese prices will not reflect that increase, and the fund's NAV will be artificially low. Put another way, the NAV would not reflect the true current market value of the stocks the fund holds. On such a day, a trader who buys the Japanese fund at the "stale" price is virtually assured of a profit that can be realized the next day by selling. Taking advantage of this kind of short-term arbitrage repeatedly in a single mutual fund is called "timing" the fund.

27. Effective timing captures an arbitrage profit. The arbitrage profit from timing comes dollar-for-dollar out of the pockets of the long-term investors: the timer steps in at the last moment and takes part of the buy-and-hold investors' upside when the market goes up, so the next day's NAV is reduced for those who are still in the fund. If the timer sells short on bad days – as Defendant Pilgrim's private investment limited partnership did – the arbitrage has the effect of making the next day's NAV lower that it would otherwise have been, thus magnifying the losses that investors are experiencing in a declining market.

28. Besides the wealth transfer of arbitrage (called "dilution"), timers also harm their target funds in a number of other ways. They impose their transaction costs on the long-term investors. Indeed, trades necessitated by timer redemptions can also lead to realization of taxable capital gains at an undesirable time, or may result in managers having to sell stock into a falling market. Accordingly, fund managers often seek to minimize the disruptive impact of timers by keeping cash on hand to pay out the timers' profits without having to sell stock. This "strategy" does not eliminate the transfer of wealth out of the mutual fund caused by timing; it only reduces the administrative cost of those transfers. However, at the same time it can also reduce the overall performance of the fund by requiring the fund manager to keep a certain amount of the funds' assets in cash at all times, thus depriving the investors of the advantages of being fully invested in a rising market. Some fund managers even enter into special investments as an attempt to hedge' against timing activity (instead of just refusing to allow it), thus deviating altogether from the ostensible investment strategy of their funds, and incurring further transaction costs.

29. Mutual fund managers are aware of the damaging effect that timers have on their funds. While it is virtually impossible for fund managers to identify every timing trade, large movements in and out of funds — like those made by Defendant Pilgrim's private investment limited partnership — are easy for managers to spot. And mutual fund managers have tools to fight back against timers.

30. Fund managers typically have the power to simply reject timers' purchases. As fiduciaries for their investors, mutual fund managers are obliged to do their best to use these weapons to protect their customers from the dilution that timing causes.

31. The incentive to the Defendant mutual funds to engage in such wrongdoing is as follows. Typically a single management company sets up a number of mutual funds to form a family. While each mutual fund is in fact its own company, as a practical matter the management company runs it. The portfolio managers who make the investment decisions for the funds and the executives to whom they report are all typically employees of the management company, not the mutual funds themselves. Still, the management company owes fiduciary duties to each fund and each investor.

32. The management company makes it profit from fees it charges the funds for financial advice and other services. These fees are typically a percentage of the assets in the fund, so the more assets in the family of funds, the more money the manager makes. The timer understands this perfectly, and frequently offers the manager more assets in exchange for the right to time. Fund managers have succumbed to temptation and allowed investors in the target funds to be hurt in exchange for additional money in their own pockets in the form of higher management fees.

33. Thus, by keeping money — often many million dollars — in the same family of mutual funds (while moving the money from fund to fund), Defendant Pilgrim's private investment limited partnership assured the manager that he or she would collect management and other fees on the amount whether it was in the target fund, the resting fund, or moving in between. In addition, sometimes the manager would waive any applicable early redemption fees. By doing so, the manager would directly deprive the fund of money that would have partially reimbursed the fund for the impact of timing.

34. As an additional inducement for allowing the timing, fund managers often received "sticky assets." These were typically long-term investments made not in the mutual fund in which the timing activity was permitted, but in one of the fund manager's financial vehicles (e.g., a bond or hedge fund run by the manager) that assured a steady flow of fees to the manager.

35. These arrangements were never disclosed to mutual fund investors. On the contrary, many of the relevant mutual fund prospectuses contained materially misleading statements assuring investors that the fund managers discouraged and worked to prevent mutual fund timing.

THE SCHEME AT PILGRIM BAXTER

36. In connection with an examination of active trading of mutual fund shares by the United States Securities and Exchange Commission ("SEC") and the New York Attorney General ("NYAG"), Pilgrim Baxter received inquiries and subpoenas for documents from those agencies on July 28, 2003.

37. Soon after receiving inquiries and subpoenas from the SEC and NYAG, Pilgrim Baxter retained independent counsel to assist in responding to these inquiries and to conduct a thorough and independent examination of mutual fund shareholder trading practices in the PBHG Fund Family.

38. On September 3, 2003, NYAG Elliot Spitzer (the "Attorney General") attacked the mutual fund industry by filing a complaint charging fraud against Edward Stern and Canary Capital Partners, LLC ("Canary") in connection with the unlawful mutual practices of late trading and timing. More specifically, the Attorney General alleged the following: "Canary

developed a complex strategy that allowed it to in effect sell mutual funds short and profit on declining NAVs." Additionally, the Attorney General alleged that Canary set up arrangements with Bank of America, Bank One, Janus, and Strong to late trade and time those companies respective mutual funds. The Attorney General further alleged:

> Bank of America ... (i) set Canary up with a state-of-the-art electronic late trading platform, allowing it to trade late in the hundreds of mutual funds that he bank offers to its customers, (ii) gave Canary permission to time Nations Funds Family, (iii) provided Canary with approximately $300 million of credit to finance this late trading and timing, and (iv) sold Canary the derivative short positions it needed to time the funds as the market dropped. None of these facts were disclosed in the Nations Funds prospectuses. In the process, Canary became one of Bank of America's largest customers. The relationship was mutually beneficial in that Canary made tens of millions through late trading and timing, while the various parts of the Bank of America that service Canary made millions themselves.

39. On November 13, 2003, Pilgrim Baxter announced that its founders, Defendants Baxter and Pilgrim, have stepped down from their positions with the firm. Additionally, Pilgrim Baxter stated:

> "As a result of the well publicized examination of mutual fund firms' policies and practices by government regulators, in September we initiated an internal review of our own past practices. That review, conducted with the assistance of independent experts, has raised questions about decisions the prior management team made before December 2001, when they sought to eliminate all market timing in the PBHG Funds. That review has brought into focus conduct that was not, in our view, consistent with the highest standards of professional and ethical behavior. We have bought these matters to the attention of the PBHG Funds Board of Trustees and regulatory authorities. The interest of our funds' shareholders and the integrity of our firm are our highest priorities. Therefore, we have proposed specific actions to resolve the issue."

40. Pilgrim Baxter further stated:

> **At issue is a passive investment on the part of Mr. Pilgrim in a private investment limited partnership, unaffiliated with Pilgrim Baxter, that, with Mr. Baxter's knowledge when he was CEO, actively purchased and redeemed shares of certain PBHG Funds and other mutual funds using a quantitative tactical asset allocation model based solely on publicly available information.** Mr. Pilgrim's initial investment in the limited partnership began in 1995 and has continued to the present, while the limited partnership's investment activity in the PBHG Funds was limited to the period from March 2000 to December 2001. (Emphasis added.)

41. The actions of the Defendants have harmed Plaintiff and members of the class. In essence, the Defendants' actions of allowing market timing to occur have caused Plaintiff and members of the class's shares to be diluted in value.

42. As such, Defendants have breached their fiduciary duties to Plaintiff and the class by lying to investors about their efforts to curb market timers by entering into undisclosed agreements intended to boost their fees and permitting their Defendant Pilgrim's private investment limited partnership and others to time the mutual funds. As a result, Defendants have violated the Securities Act, the Exchange Act, and Investment Company Act, and common law fiduciary duties.

THE PBHG MUTUAL FUNDS' PROSPECTUSES WERE MATERIALLY FALSE AND MISLEADING

43. The PBHG Mutual Funds' Prospectus stated: "**The Fund also charges the redemption/exchange fee to discourage market timing by those shareholders initiating redemptions or exchanges to take advantage of short-term market movements.**" (Emphasis added.)

44. Given that Pilgrim Baxter allowed market timing of its funds to occur by no less than its founders, its prospectuses were false and misleading because it failed to disclose the following: (a) that Defendants had entered into unlawful agreements allowing the Defendant Pilgrim's private investment limited partnership and Doe Defendants to time its trading of the PBHG Mutual Funds shares; (b) that, pursuant to those agreements, Defendant Pilgrim's private investment limited partnership and the Doe Defendants regularly timed the PBHG Mutual Funds; (c) that, contrary to the representations in the Prospectuses, the PBHG Mutual Funds only enforced their policy against frequent traders selectively; (d) that the Defendants regularly allowed Defendant Pilgrim's private investment limited partnership and the Doe Defendants to engage in trades that were disruptive to the efficient management of the PBHG Mutual Funds and/or increased the PBHG Mutual Funds' costs, thereby reducing the PBHG Mutual Funds actual performance; and (e) the Prospectuses failed to disclose that, pursuant to the unlawful agreements, Defendant Pilgrim's private investment limited partnership and Doe Defendants' benefitted financially at the expense of PBHG Mutual Funds' investors including Plaintiff and other members of the Class.

UNDISCLOSED ADVERSE INFORMATION

45. The market for the PBHG Mutual Funds was open, well-developed and efficient at all relevant times. As a result of these materially false and misleading statements and failures to disclose, the PBHG Mutual Funds traded at distorted prices during the Class Period. Plaintiff and other members of the Class purchased or otherwise acquired the PBHG Mutual Funds relying upon the integrity of the NAV for the PBHG Mutual Funds and market information relating to the PBHG Mutual Funds, and have been damaged thereby.

46. During the Class Period, Defendants materially misled the investing public, thereby distorting the NAV of the PBHG Mutual Funds, by allowing Defendant Pilgrim's private investment limited partnership and the Doe Defendants to time the PBHG Mutual Funds.

47. At all relevant times, the material misrepresentations and omissions particularized in this Complaint directly or proximately caused or were a substantial contributing cause of the damages sustained by Plaintiff and other members of the Class.

ADDITIONAL SCIENTER ALLEGATIONS

48. As alleged herein, Defendants acted with scienter in that Defendants knew that the public documents and statements issued or disseminated in the name of the PBHG Mutual Funds were materially false and misleading; knew that such statements or documents would be issued or disseminated to the investing public; and knowingly and substantially participated or acquiesced in the issuance or dissemination of such statements or documents as primary violations of the federal securities laws. Defendants, by virtue of their receipt of information reflecting the true facts regarding PBHG Mutual Funds, their control over, and/or receipt and/or modification of PBHG Mutual Funds' allegedly materially misleading misstatements and/or their associations with the PBHG Mutual Funds which made them privy to confidential proprietary information concerning the PBHG Mutual Funds, participated in the fraudulent scheme alleged herein.

49. Additionally, the Defendants were highly motivated to allow and facilitate the wrongful conduct alleged herein and participated in and/or had actual knowledge of the fraudulent conduct alleged herein. In exchange for allowing the unlawful practices alleged

herein, the Defendants, among other things, received increased management fees from "sticky assets" as well as an increased number of transactions in and out of the funds, and were able to profit from this illegal activity. In short, Defendants siphoned money out of the mutual funds and their own pockets.

50. The Defendants were motivated to participate in the wrongful scheme by the enormous profits they derived thereby. They systematically pursued the scheme with full knowledge of its consequences to other investors.

APPLICABILITY OF PRESUMPTION OF RELIANCE
FRAUD-ON-THE-MARKET DOCTRINE

51. At all relevant times, the market for the PBHG Mutual Funds were an efficient market for the following reasons, among others:

(a) The PBHG Mutual Funds met the requirements for listing, and was listed and actively traded on a highly efficient and automated market;

(b) As a regulated issuer, the PBHG Mutual Funds filed periodic public reports with the SEC;

(c) The PBHG Mutual Funds regularly communicated with public investors via established market communication mechanisms, including through regular disseminations of press releases on the national circuits of major newswire services and through other wide-ranging public disclosures, such as communications with the financial press and other similar reporting services; and

(d) The PBHG Mutual Funds were followed by several securities analysts employed by major brokerage firms who wrote reports which were distributed to the sales force

and certain customers of their respective brokerage firms. Each of these reports was publicly available and entered the public marketplace.

52. As a result of the foregoing, the market for the PBHG Mutual Funds promptly digested current information regarding PBHG Mutual Funds from all publicly available sources and reflected such information in the respective PBHG Mutual Funds' NAV. Under these circumstances, all purchasers of the PBHG Mutual Funds during the Class Period suffered similar injury through their purchase or acquisition of PBHG Mutual Funds securities at distorted prices, and a presumption of reliance applies.

NO SAFE HARBOR

53. The statutory safe harbor provided for forward-looking statements under certain circumstances does not apply to any of the allegedly forward-looking statements pleaded in this complaint. Many of the specific statements pleaded herein were not identified as "forward-looking statements" when made. To the extent there were any forward-looking statements, there were no meaningful cautionary statements identifying important factors that could cause actual results to differ materially from those in the purportedly forward-looking statements. Alternatively, to the extent that the statutory safe harbor does apply to any forward-looking statements because at the time each of those forward-looking statements were made, the particular speaker knew that the particular forward-looking statement was false, and/or the forward-looking statement was authorized and/or approved by an executive officer of the Defendants who knew that those statements were false when made.

COUNT ONE

AGAINST PBHG FUND FOR VIOLATIONS

OF SECTION 11 OF THE SECURITIES ACT

54. Plaintiff repeats and realleges each and every allegation contained above as if fully set forth herein, except that, for purposes of this claim, Plaintiff expressly excludes and disclaims any allegation that could be construed as alleging fraud or intentional or reckless misconduct and otherwise incorporates the allegations contained above.

55. This claim is brought pursuant to Section 11 of the Securities Act, 15 U.S.C.§77k, on behalf of the Plaintiff and other members of the Class against the PBHG Funds.

56. PBHG Funds are the registrants for the PBHG Mutual Funds sold to Plaintiff and the other members of the Class and are statutorily liable under Section 11. PBHG Funds issued, caused to be issued, and participated in the issuance of the materially false and misleading written statements and/or omissions of material facts that were contained in the Prospectuses.

57. Plaintiff was provided with the PBHG Mutual Fund Prospectuses and, similarly, prior to purchasing units of each of the PBHG Mutual Funds, all Class members likewise received the appropriate prospectus. Plaintiff and other Class members purchased shares of the PBHG Mutual Funds traceable to the relevant false and misleading Prospectuses and were damaged thereby.

58. As set forth herein, the statements contained in the Prospectuses, when they became effective, were materially false and misleading for a number of reasons, including that they stated that it was the practice of the PBHG Mutual Funds to monitor and take steps to prevent timed trading because of its adverse effect on fund investors, and that the trading price was determined as of 4 p.m. each trading day with respect to all investors when, in fact, select investors (Defendant Pilgrim's private investment limited partnership and the Does named as

Defendants herein) were allowed to engage in timed trading. The Prospectuses failed to disclose and misrepresented, *inter alia*, the following material and adverse facts: (a) that Defendants had entered into unlawful agreements allowing the Defendant Pilgrim's private investment limited partnership and Doe Defendants to time its trading of the PBHG Mutual Funds shares; (b) that, pursuant to those agreement, Defendant Pilgrim's private investment limited partnership and Doe Defendants regularly timed the PBHG Mutual Funds shares; (c) that, contrary to the express representations in the Prospectuses, the PBHG Mutual Funds enforced their policy against frequent traders selectively, (d) that the Defendants regularly allowed Defendant Pilgrim's private investment limited partnership and Doe Defendants to engage in trades that were disruptive to the efficient management of the PBHG Mutual Funds and/or increased the PBHG Mutual Funds' costs, thereby reduced the PBHG Mutual Funds' actual performance; and (e) the Prospectuses failed to disclose that, pursuant to the unlawful agreements, Defendant Pilgrim's private investment limited partnership and Doe Defendants benefitted financially at the expense of the PBHG Mutual Funds' investors including Plaintiff and the other members of the Class.

59. At the time they purchased the PBHG Mutual Funds shares traceable to the defective Prospectuses, Plaintiff and Class members were without knowledge of the facts concerning the false and misleading statements or omissions alleged herein and could not reasonably have possessed such knowledge. This claim is brought within the applicable statute of limitations.

COUNT TWO

AGAINST PILGRIM BAXTER AND PBHG FUND DISTRIBUTORS AS CONTROL PERSONS FOR VIOLATIONS OF SECTION 15 OF THE SECURITIES ACT

60. Plaintiff repeats and realleges each and every allegation contained above, except that for purposes of this claim, Plaintiff expressly excludes and disclaims any allegation that could be construed as alleging fraud or intentional reckless misconduct and otherwise incorporates the allegations contained above.

61. This Claim is brought pursuant to Section 15 of the Securities Act against Pilgrim Baxter and PBHG Fund Distributors, each as a control person of the PBHG Funds. It is appropriate to treat these Defendants as a group for pleading purposes and to presume that the false, misleading, and incomplete information conveyed in the PBHG Mutual Funds' public filings, press releases and other publications are the actions of Pilgrim Baxter and PBHG Fund Distributors.

62. PBHG Funds are liable under Section 11 of the Securities Act as set forth herein.

63. Pilgrim Baxter and PBHG Fund Distributors was a "control person" of PBHG Funds within the meaning of Section 15 of the Securities Act, by virtue of its position of operational control and/or ownership. At the time Plaintiff and other members of the Class purchased shares of PBHG Mutual Funds, by virtue of their positions of control and authority over the PBHG Funds directly and indirectly, had the power and authority, and exercised the same, to cause the PBHG Funds to engage in the wrongful conduct complained of herein. PBHG Funds issued, caused to be issued, and participated in the issuance of materially false and misleading statements in the Prospectuses.

64. Pursuant to Section 15 of the Securities Act, by reason of the foregoing, Pilgrim Baxter and PBHG Fund Distributors are liable to Plaintiff and the other members of the Class for the PBHG Funds' primary violations of Section 11 of the Securities Act.

65. By virtue of the foregoing, Plaintiff and other members of the Class are entitled to damages against Pilgrim Baxter and PBHG Fund Distributors.

COUNT THREE

VIOLATION OF SECTION 10(b) OF THE EXCHANGE ACT AGAINST AND RULE 10b-5 PROMULGATED THEREUNDER AGAINST ALL DEFENDANTS

66. Plaintiff repeats and realleges each and every allegation contained above as if fully set forth herein except for Claims brought pursuant to the Securities Act.

67. During the Class Period, each of the Defendants carried out a plan, scheme and course of conduct which was intended to and, throughout the Class Period, did deceive the investing public, including Plaintiff and the other Class members, as alleged herein and cause Plaintiff and other members of the Class to purchase PBHG Mutual Funds shares or interests at distorted prices and otherwise suffered damages. In furtherance of this unlawful scheme, plan and course of conduct, Defendants, and each of them, took the actions set forth herein.

68. Defendants (i) employed devices, schemes, and artifices to defraud; (ii) made untrue statements of material fact and/or omitted to state material facts necessary to make the statements not misleading; and (iii) engaged in acts, practices, and a course of business which operated as a fraud and deceit upon the purchasers of the PBHG Mutual Funds, including Plaintiff and other members of the Class, in an effort to enrich themselves through undisclosed manipulative trading tactics by which they wrongfully appropriated PBHG Mutual Funds' assets

and otherwise distorted the pricing of their securities in violation of Section 10(b) of the Exchange Act and Rule 10b-5. All Defendants are sued as primary participants in the wrongful and illegal conduct and scheme charged herein.

69. Defendants, individually and in concert, directly and indirectly, by the use, means or instrumentalities of interstate commerce and/or of the mails, engaged and participated in a continuous course of conduct to conceal adverse material information about the PBHG Mutual Funds operations, as specified herein.

70. These Defendants employed devices, schemes and artifices to defraud and a course of conduct and scheme as alleged herein to unlawfully manipulate and profit from secretly timed trading and thereby engaged in transactions, practices and a course of business which operated as a fraud and deceit upon Plaintiff and members of the Class.

71. The Defendants had actual knowledge of the misrepresentations and omissions of material facts set forth herein, or acted with reckless disregard for the truth in that they failed to ascertain and to disclose such facts, even though such facts were available to them. Such Defendants' material misrepresentations and/or omissions were done knowingly or recklessly and for the purpose and effect of concealing the truth.

72. As a result of the dissemination of the materially false and misleading information and failure to disclose material facts, as set forth above, the market price of the PBHG Mutual Funds were distorted during the Class Period such that they did not reflect the risks and costs of the continuing course of conduct alleged herein. In ignorance of these facts that market prices of the shares were distorted, and relying directly or indirectly on the false and misleading statements made by the Defendants, or upon the integrity of the market in which the securities trade, and/or

on the absence of material adverse information that was known to or recklessly disregarded by Defendants but not disclosed in public statements by Defendants during the Class Period, Plaintiff and the other members of the Class acquired the shares or interests in the PBHG Mutual Funds during the Class Period at distorted prices and were damaged thereby.

73. At the time of said misrepresentations and omissions, Plaintiff and other members of the Class were ignorant of their falsity, and believed them to be true. Had Plaintiff and the other members of the Class and the marketplace known of the truth concerning the PBHG Mutual Funds' operations, which were not disclosed by Defendants, Plaintiff and other members of the Class would not have purchased or otherwise acquired their shares or, if they had acquired such shares or other interests during the Class Period, they would not have done so at the distorted prices which they paid.

74. By virtue of the foregoing, Defendants have violated Section 10(b) of the Exchange Act, and Rule 10b-5 promulgated thereunder.

75. As a direct and proximate result of Defendants' wrongful conduct, Plaintiff and the other members of the Class suffered damages in connection with their respective purchases and sales of the PBHG Mutual Funds shares during the Class Period.

COUNT FOUR

AGAINST HAROLD J. BAXTER, GARY L. PILGRIM, PILGRIM BAXTER, PBHG FUND DISTRIBUTORS AND PBHG FUNDS AS A CONTROL PERSON FOR VIOLATIONS OF SECTION 20(A) OF THE EXCHANGE ACT

76. Plaintiff repeats and realleges each and every allegation contained above as if fully set forth herein except for Claims brought pursuant to the Securities Act.

77. This Claim is brought pursuant to Section 20(a) of the Exchange Act against Baxter and Pilgrim as a control person of Pilgrim Baxter, PBHG Fund Distributors, PBHG Funds, and the PBHG Mutual Funds; against Pilgrim Baxter as a control person of PBHG Fund Distributors, PBHG Funds and the PBHG Mutual Funds; and against PBHG Fund Distributors as a control person of PBHG Funds and the PBHG Mutual Funds; and PBHG Funds as a control person of the PBHG Mutual Funds.

78. It is appropriate to treat these Defendants asa group for pleading purposes and to presume that the materially false, misleading, and incomplete information conveyed in the PBHG Mutual Funds' public filings, press releases and other publications are the collective actions of Baxter, Pilgrim, Pilgrim Baxter, PBHG Distributors, and PBHG Funds.

79. Baxter, Pilgrim, Pilgrim Baxter, PBHG Distributors, and PBHG Funds are controlling persons of the PBHG Mutual Funds within the meaning of Section 20(a) of the Exchange Act for the reasons alleged herein. By virtue of their operational and management control of the PBHG Mutual Funds' respective businesses and systematic involvement in the fraudulent scheme alleged herein, Baxter, Pilgrim, Pilgrim Baxter, PBHG Distributors, and PBHG Funds each had the power to influence and control and did influence and control, directly or indirectly, the decision-making and actions of the PBHG Mutual Funds, including the content and dissemination of the various statements which Plaintiff contends are false and misleading. Baxter, Pilgrim, Pilgrim Baxter, PBHG Distributors, and PBHG Funds had the ability to prevent the issuance of the statements alleged to be false and misleading or cause such statements to be corrected.

80. In particular, each of Baxter, Pilgrim, Pilgrim Baxter, PBHG Distributors, and PBHG Funds had direct and supervisory involvement in the operations of the PBHG Mutual Funds and, therefore, is presumed to have had the power to control or influence the particular transactions giving rise to the securities violations as alleged herein, and exercised the same.

81. As set forth above, Baxter, Pilgrim, Pilgrim Baxter, PBHG Distributors, and PBHG Funds each violated Section 10(b) and Rule 10b-5 by their acts and omissions as alleged in this Complaint. By virtue of their positions as controlling persons, Baxter, Pilgrim, Pilgrim Baxter, PBHG Distributors, and PBHG Funds are liable pursuant to Section 20(a) of the Exchange Act. As a direct and proximate result of Defendants' wrongful conduct, Plaintiff and other members of the Class suffered damages in connection with their purchases of PBHG Mutual Fund securities during the Class Period.

COUNT FIVE

VIOLATION OF SECTION 36(a) OF THE INVESTMENT COMPANY ACT OF 1940 AGAINST ALL DEFENDANTS

82. Plaintiff repeats and realleges each and every allegation contained above as if fully set forth herein.

83. This claim for relief is brought pursuant to Section 36(a) of the Investment Company Act of 1940 against Defendants. Under Section 36(a), an implied private right of action exists. See McLachlan v. Simon, 31F.Supp.2d 731 (N.D. Cal. 1998).

84. Under Section 36(a) of the Investment Company Act, Defendants shall be deemed to owe a fiduciary duty to Plaintiff and other class members with respect to the receipt of fees and compensation that Defendants receive for services of a material nature.

85. Here, Defendants have devised and implemented a scheme to obtain substantial fees and other income for themselves and their affiliates by allowing Pilgrim's private investment limited partnership and the Doe Defendants to engage in timing of the PBHG Mutual Funds throughout the Class Period and in violation of their fiduciary duties to their customers, i.e., Plaintiff and class members.

86. Defendants engaged in such scheme to only benefit themselves and their affiliates by allowing Pilgrim's private investment limited partnership and the Doe Defendants to engage in timing of the PBHG Mutual Funds named herein in return for substantial fees and other income.

87. Defendants have breached the fiduciary duties they owes to Plaintiff and other class members by, among other things, devising this plan and scheme solely for their own benefit and by failing to reveal to them material facts which would allow them to make informed decisions about the true value and performance of the Fund.

88. Plaintiff and other members of the Class have been injured as a result of Defendants' breach of fiduciary duty and violation of Section 36(a) of the Investment Act of 1940.

COUNT SIX

VIOLATION OF SECTION 36(b) OF THE INVESTMENT COMPANY ACT OF 1940 AGAINST ALL DEFENDANTS

89. Plaintiff repeats and realleges each and every allegation contained above as if fully set forth herein.

90. This claim for relief is brought pursuant to Section 36(b) of the Investment Company Act of 1940 against Defendants.

91. Under Section 36(b) of the Investment Company Act, Defendants shall be deemed to owe a fiduciary duty to Plaintiff and other class members with respect to the receipt of fees and compensation that Defendants receive for services of a material nature.

92. Here, Defendants have devised and implemented a scheme to obtain substantial fees and other income for themselves and their affiliates by allowing Pilgrim's private investment limited partnership and the Doe Defendants to engage in timing of the PBHG Mutual Funds throughout the Class Period and in violation of their fiduciary duties to their customers, i.e., Plaintiff and class members.

93. Defendants engaged in such scheme to only benefit itself and their affiliates by allowing Pilgrim's private investment limited partnership and the Doe Defendants to engage in timing of the PBHG Mutual Funds in return for substantial fees and other income.

94. Defendants have breached the fiduciary duties it owes Plaintiff and other Class members by, among other things, devising this plan and scheme solely for its own benefit and by failing to reveal to them material facts which would allow them to make informed decisions about the true value and performance of the Fund.

95. Plaintiff and other members of the Class have been injured as a result of Defendants' breach of fiduciary duty and violation of Section 36(b) of the Investment Act of 1940.

COUNT SEVEN

VIOLATION OF SECTION 36(b) OF THE INVESTMENT COMPANY ACT OF 1940 AGAINST ALL DEFENDANTS

96. Plaintiff repeats and realleges each and every allegation contained above as if fully set forth herein.

97. Plaintiff and the Class placed their trust and confidence in Baxter, Pilgrim, Pilgrim Baxter, PBHG Distributors, and PBHG Funds to manage the assets they invested in the PBHG Mutual Funds.

98. Plaintiff and the class reasonably expected that Baxter, Pilgrim, Pilgrim Baxter, PBHG Distributors, and PBHG Funds would honor its obligations to them by, among other things, observing the securities laws and honoring its representations made in the PBHG Mutual Funds' prospectuses.

99. Baxter, Pilgrim, Pilgrim Baxter, PBHG Distributors, and PBHG Funds aided and abetted by the other Defendants, who are co-conspirators, breached its fiduciary duties to the Plaintiff and the Class by violating the securities laws and breaching express and implied representations contained in the PBHG Mutual Funds' prospectuses for the benefit of the PBHG Mutual Funds and each of the other Defendants.

100. Each of the Defendants was an active participant in the breach of fiduciary duty and participated in the breach for the purpose of advancing their own interests.

101. Plaintiff and the Class have been specially injured by Defendants' wrongdoing. For example, those class members who redeemed their shares during the Class Period received less than what they would have been entitled to had certain individuals not engaged in illegal market timing. Additionally, certain members of the Class (i.e., those who purchased their

mutual fund shares legally), were treated differently than those purchasers that were market timers.

102. Baxter, Pilgrim, Pilgrim Baxter, PBHG Distributors, and PBHG Funds aided and abetted by the other Defendants who are also co-conspirators, acted in bad-faith, for personal gain and in furtherance of his, her or its own financial advantage in connection with the wrongful conduct complained of in this complaint.

103. As a direct and proximate result of the Defendants' foregoing breaches of fiduciary duties, Plaintiff and the members of the Class have suffered damage

104. Baxter, Pilgrim, Pilgrim Baxter, PBHG Distributors, and PBHG Funds and the other Defendants, as aiders and abettors, and co-conspirators, are each jointly and severally liable for an amount to be determined at trial.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff on behalf of himself and of the Class prays for relief and judgment, as follows:

(a) Declaring this action to be a class action pursuant to Rule 23(a) and (b)(3) of the Federal Rules of Civil Procedure on behalf of the Class defined herein;

(b) Awarding Plaintiff and the members of the Class damages in an amount to be proven at trial, including interest thereon;

(c) Awarding Plaintiff and other members of the Class pre-judgment and post-judgment interest, as well as their reasonable attorneys' fees and experts' witness fees and other costs;

(d) Awarding such other and further relief as this Court may deem just and proper including any extraordinary equitable and/or injunctive relief as is permitted by law or equity to attach, impound or otherwise restrict the Defendants' assets to assure Plaintiffs have an effective remedy;

(e) Such other relief as this Court deems appropriate.

JURY TRIAL DEMANDED

Plaintiff hereby demands a trial by jury.

Dated: December ___, 2003

Respectfully submitted,

STULL, STULL & BRODY

By: ________________________________
Jules Brody (JB-9151)
Tzivia Brody (TB-7268)
6 East 45th Street
New York, New York 10017
(212) 687-7230 (Tel)
(212) 490-2022 (Fax)

WEISS & YOURMAN
Joseph H. Weiss (JW-4534)
David C. Katz (DK-6235)
551 Fifth Avenue
New York, New York 10176
(212) 682-3025 (Tel)
(212) 682-3010 (Fax)

Attorneys for Plaintiff

PLAINTIFF CERTIFICATION

Mike Atassi ("Plaintiff") hereby states that:

1. Plaintiff has reviewed the complaint and has authorized the filing of the complaint on his/her behalf.

2. Plaintiff did not purchase any of the securities which are the subject of this action at the direction of his/her counsel or in order to participate in this private action.

3. Plaintiff is willing to serve as a representative party on behalf of a class, including providing testimony at deposition and trial, if necessary.

4. The following includes all of Plaintiff's transactions in the PBHG Family of Mutual **Funds** during the class period specified in the complaint:

15

SECURITY (Name of PBHG Fund)	TRANSACTION (Purchase, Sale)	TRADE DATE	PRICE PER SECURITIES/SHARE	QUANTITY
~~PBTCX~~	~~3/8/00~~	~~Purchase~~	~~22.4900~~	~~22.49~~
PBTCX	Purchase	3/8/00	111.16	22.49
PBTCX	Purchase	3/7/00	110.15	22.696
PLCPX	Purchase	2/9/00	29.39	203.097
PBTCX	Sale	3/7/01	26.48	45.186
PLCPX	Sale	2/28/01	21.32	203.097

Please list other transactions on a separate sheet of paper, if necessary.

5. Plaintiff has not served or sought to serve as a representative party on behalf of a class under the federal securities laws during the last three years, unless otherwise stated in the space below:

6. Plaintiff will not accept any payment for serving as a representative party on behalf of a class except to receive his pro rata share of any recovery, or as ordered or approved by the court including the award to a representative party of reasonable costs and expenses including lost wages relating to the representation of the class.

Plaintiff declares under penalty of perjury that the foregoing is true and correct.

Executed this 6 day of December, 2003.

Mike Atassi
Signature

Fidelity Investments®

WE HELP YOU INVEST RESPONSIBLY™

Investment Report

March 1, 2000 - March 31, 2000

Ultra Service Account X54-203432 MIKE ATASSI LIVING TRUST U/A 12/28/99 MIKE ATASSI TRUSTEE

Investment Activity

Settlement Date	Security	Description	Quantity	Price per unit	Transaction amount
3/01	JANUS GLOBAL LIFE + SCIENCES +	You bought	93.1100	$26.85000	-$2,500.00
3/02	FIDELITY CASH RESERVES	You sold	-2,500.0000	1.00000	2,500.00
3/02	RYDEX BIOTECHNOLOGY + INV CLASS +	You bought	61.0800	40.93000	-2,500.00
3/06	FIDELITY CASH RESERVES	You sold	-2,500.0000	1.00000	2,500.00
3/06	FIDELITY CASH RESERVES	You sold	-2,500.0000	1.00000	2,500.00
3/07	PBHG TECHNOLOGY & + COMMUNICATION +	You bought PBTCX	22.6960	110.15000	-2,500.00
3/08	FIRSTHAND TECHNOLOGY + VALUE +	You bought	36.0650	138.64000	-5,000.00
3/08	GUINNESS FLIGHT + WIRELESS WORLD FUND CONF:006340413 +	You bought	185.1850	13.50000	-2,500.00
3/08	JANUS GLOBAL + TECHNOLOGY +	You bought	121.1530	41.27000	-5,000.00
3/08	PBHG TECHNOLOGY & + COMMUNICATION +	You bought PBTCX	22.4900	111.16000	-2,500.00
3/08	SCUDDER 21ST CENTURY + GROWTH FUND CONF:004502603 +	You bought	65.7030	38.05000	-2,500.00
3/13	FIDELITY CASH RESERVES MARGNSELLOUT	You sold	-787.0100	1.00000	787.01
3/28	FEE REVERSAL W05200-27MAR00	Journaled			6.00
3/31	CASH	Interest earned			0.20
3/31	FIDELITY CASH RESERVES	Dividend received			6.63

Fidelity Investments
WE HELP YOU INVEST RESPONSIBLY™

Investment Report

February 1, 2000 - February 29, 2000

Ultra Service Account X54-203432 MIKE ATASSI LIVING TRUST U/A 12/28/99 MIKE ATASSI TRUSTEE

Transaction Details (for holdings with activity this period)

Core Account - Cash

Description	Amount	Balance
Beginning		$0.00
Investment Activity		
Securities bought	-$38,072.94	
Securities sold	38,000.00	
Income	72.94	
Subtotal of Investment Activity	$0.00	
Ending		$0.00

Investment Activity

Settlement Date	Security	Description	Quantity	Price per unit	Transaction amount
2/07	FIDELITY CASH RESERVES 055 0670787472 VALUE OF TRANSACTION $46,214.07	Transferred from	46,214.0700	$1.00000	$0.00
2/10	FIDELITY AGGRESSIVE + GROWTH +	You bought	126.6020	63.19000	-8,000.00
2/10	JANUS OLYMPUS	You bought	172.5030	57.97000	-10,000.00
2/10	JANUS ENTERPRISE	You bought	69.2840	86.60000	-6,000.00
2/10	PBHG LARGE CAP 20	You bought PLCPX	203.0970	39.39000	-8,000.00
2/10	WARBURG PINCUS GLOBL + POST VENTURE CAPITAL +	You bought	195.8860	30.63000	-6,000.00
2/15	FIDELITY CASH RESERVES MARGNSELLOUT	You sold	-38,000.0000	1.00000	38,000.00
2/29	FIDELITY CASH RESERVES	Dividend received			72.94
2/29	FIDELITY CASH RESERVES	Reinvestment	72.9400	1.00000	-72.94

+ *Prospectus sent under separate cover.*

Trading Day of Numbers

DAILY TRANSACTIONS OF GAIN OR LOSSES

DAILY & MONTHLY CARRY OVER PROFIT OR LOSS

# OF TRADE	SYMBOLS	DATE PLACED	# OF SHARES	BUY LIMIT	FILED PRICE	DATE FILLED	BUY COST	SELL LIMIT	FILLED PRICE	DATE SOLD		TOTAL PURCHASE	TOTAL SALE	GAIN LOSS	DAILY TOTAL PROFIT-LOSS	MONTH TOTAL PROFIT-LOSS	
1	FDEGX	2/9/00	126.6020	63.19	63.19	2/10/00	63.19	30.08	30.08	2/28/01	FI	$8,000.00	$3,808.19	-$4,191.81	-$4,191.81		
2	TVFQX	3/7/00	36.0650	138.64	138.64	3/8/00	138.64	90.59	90.59	11/24/00	FI	$5,000.00	$3,267.13	-$1,732.87	-$5,924.68		
3	IWWDX	3/8/00	185.1850	13.5	13.5	3/8/00	13.50	6.28	6.28	3/8/01	FI	$2,500.00	$1,162.96	-$1,337.04	-$7,261.72		
4	JAGTX	3/7/00	121.1530	41.27	41.27	3/8/00	41.27	16.18	16.18	3/8/01	FI	$5,000.00	$1,960.26	-$3,039.74	-$10,301.46		
5	JAGLX	2/29/00	93.1100	26.85	26.85	3/1/00	26.85	20.59	20.59	11/28/00	FI	$2,500.00	$1,917.13	-$582.87	-$10,884.33		
6	JAOLX	2/9/00	172.5030	57.97	57.97	2/10/00	57.970	39.17	39.17	12/20/03	FI	$10,000.00	$6,756.94	-$3,243.06	-$14,127.39		
7	JAENX	2/9/00	69.2840	86.60	86.60	2/10/00	86.600	44.64	44.64	2/28/01	FI	$6,000.00	$3,092.84	-$2,907.16	-$17,034.55		
8	PBTCX	3/3/00	22.4900	111.16	111.16	3/8/00	111.161	26.48	26.48	3/7/01	FI	$2,500.00	$0.00	-$2,500.00	-$19,534.55		
9	PBTCX	3/7/00	22.6960	110.15	110.15	3/7/00	110.152	26.48	26.48	3/7/01	FI	$2,500.00	$0.00	-$2,500.00	-$22,034.55		
10	PBTCX	0	45.1860	0	0	0	110.654	26.48	26.48	3/7/01	FI	$0.00	$1,196.53	$1,196.53	-$20,838.02		
11	PLCPX	2/9/00	203.0970	39.39	39.39	2/10/00	39.390	21.32	21.32	2/28/01	FI	$8,000.00	$4,330.03	-$3,669.97	-$24,507.99		
12	RYOIX	3/1/00	61.0800	40.93	40.93	3/2/00	40.930	29.87	29.87	11/24/00	FI	$2,500.00	$1,824.46	-$675.54	-$25,183.53		
13	SCTGX	3/8/00	65.7030	38.05	38.05	3/8/00	38.050	18.92	18.92	3/8/01	FI	$2,500.00	$1,230.67	-$1,269.33	-$26,452.86		
14	WVCCX	2/9/00	195.8860	30.63	30.63	2/10/00	30.630	23.07	23.07	11/20/00	FI	$6,000.00	$4,519.09	-$1,480.91	-$27,933.77		
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UNITED STATES DISTRICT COURT
EASTERN DISTRICT OF PENNSYLVANIA

BENJAMIN SCHONBRUN, Individually and on Behalf of All Others Similarly Situated, Plaintiff, vs. PBHG GROWTH FUND, PBHG EMERGING GROWTH FUND; PBHG LARGE CAP GROWTH FUND, PBHG SELECT GROWTH FUND, PBHG FOCUSED FUND, PBHG LARGE CAP FUND, PBHG LARGE CAP 20 FUND; PBHG STRATEGIC SMALL COMPANY FUND, PBHG DISCIPLINED EQUITY FUND, PBHG MID-CAP FUND, PBHG SMALL CAP FUND; PBHG CLIPPER FOCUS FUND, PBHG SMALL CAP VALUE FUND, PBHG REIT FUND, PBHG TECHNOLOGY & COMMUNICATIONS FUND, PBHG IRA CAPITAL PRESERVATION FUND, PBHG INTERMEDIATE FIXED INCOME FUND, PBHG CASH RESERVES FUND (collectively, the "PBHG MUTUAL FUNDS"); PBHG FUNDS, OLD MUTUAL ASSET MANAGEMENT; PILGRIM BAXTER & ASSOCIATES, LTD.; HAROLD J. BAXTER; GARY L. PILGRIM; APPALACHIAN TRAILS, L.P.; MICHAEL CHRISTIANI; WALL STREET DISCOUNT CORPORATION; ALAN LEDERFEIND; and JOHN DOES 1-100, Defendants.	Civil Action No. <u>CLASS ACTION COMPLAINT</u> JURY TRIAL DEMANDED

Plaintiff alleges the following based upon the investigation of plaintiff's counsel, which included a review of United States Securities and Exchange Commission ("SEC") filings as well as other regulatory filings and reports and advisories about the PBHG Mutual Funds (as defined in the caption of this case, above), press releases, and media reports about the PBHG Mutual Funds. Plaintiff believes that substantial additional evidentiary support will exist for the allegations set forth herein after a reasonable opportunity for discovery.

NATURE OF THE ACTION

1. This is a federal class action on behalf of a class consisting of all persons other than defendants who purchased or otherwise acquired shares or other ownership units of one or more of the mutual funds in the PBHG family of funds (*i.e.*, the PBHG Mutual Funds as defined in the caption, above) between November 24, 1998 and November 12, 2003, inclusive, and who were damaged thereby. Plaintiff seeks to pursue remedies under the Securities Act of 1933 (the "Securities Act"), the Securities Exchange Act of 1934 (the "Exchange Act") and the Investment Advisers Act of 1940 (the "Investment Advisers Act") (the "Class").

2. This action charges defendants with engaging in an unlawful and deceitful course of conduct designed to improperly financially advantage defendants to the detriment of plaintiff and the other members of the Class. As part and parcel of defendants' unlawful conduct, the Fund Defendants, as defined below, in clear contravention of their fiduciary responsibilities, and disclosure obligations, failed to properly disclose that select favored customers were improperly allowed to "time" their mutual fund trades. Such timing, as more fully described herein, improperly allows an investor to trade in and out of a mutual fund to exploit short-term moves and inefficiencies in the manner in which the mutual funds price their shares.

3. On November 13, 2003, before the market opened, defendant Pilgrim Baxter & Associates, Ltd. ("Pilgrim Baxter") sent a letter to PBHG Mutual Funds shareholders revealing that defendants Gary L. Pilgrim ("Pilgrim") and Harold Baxter ("Baxter") were forced to resign their executive positions at Pilgrim Baxter due to an investigation by the Securities and Exchange Commission ("SEC") and the Office of the Attorney General of the State of New York (the "Attorney General") into defendants Pilgrim and Baxter's participation in a market timing scheme involving PBHG Mutual Funds. Pilgrim Baxter stated that an internal investigation revealed that defendant Baxter knew about and permitted the rapid trading of PBHG Mutual Funds shares by a private investment limited partnership or hedge fund in which defendant

Pilgrim was a significant investor. According to David J. Bullock ("Bullock"), Pilgrim Baxter's President and Chief Executive Officer, the market timing activity by Pilgrim and Baxter "was not . . . consistent with the highest standards of professional and ethical behavior." On the same day, defendants filed with the SEC a prospectus supplement reiterating the discovery of defendants Pilgrim and Baxter's rampant market timing in PBHG Mutual Funds.

4. Subsequently, on November 14, 2003, *The Wall Street Journal* reported that Pilgrim invested in a hedge fund that, in 2000, asked Pilgrim for permission to market time PBHG Mutual Funds. With defendants Pilgrim and Baxter's approval, the hedge fund was permitted to engage in rapid trades in the PBHG family of funds, including the PBHG Growth Fund, which was managed by Pilgrim. The article also stated that New York Attorney General Elliot Spitzer is reviewing trades of PBHG Mutual Funds by Canary Capital Partners LLC, a hedge fund that has as been named as a defendant in a complaint filed by the Attorney General, and numerous actions recently filed by investors, concerning its alleged participation in a wrongful and illegal scheme involving late trading and market timing in various mutual fund families, including Janus, One Group, Strong, Nations, and AllianceBernstein funds.

5. According to a *Bloomberg* article published on November 16, 2003, as a result of their forced resignations from Pilgrim Baxter, defendants Pilgrim and Baxter will collectively receive accelerated payments of approximately $69.3 million from Old Mutual plc, a South African-based financial services company which acquired Pilgrim Baxter in 2000, as the final payment on the acquisition price and another $11 million for defendants' vested equity in Pilgrim Baxter.

6. On November 20, 2003, the SEC and the Attorney General announced civil charges against Pilgrim and Baxter in connection with their illegal market timing in PBHG Mutual Funds. According to the complaint filed by the Attorney General, beginning as early as

1998, Pilgrim and Baxter knowingly facilitated market timing in PBHG Mutual Funds by favored investors, including the Appalachian Trails hedge fund ("Appalachian Trails") which defendant Pilgrim and his wife co-founded and maintained substantial ownership interest therein, as well as the clients of Wall Street Discount Corporation, a broker-dealer run by defendant Alan Lederfeind, Baxter's close friend.

JURISDICTION AND VENUE

7. This Court has jurisdiction over the subject matter of this action pursuant to § 27 of the Exchange Act of 1934 (15 U.S.C. § 78aa); Section 22 of the Securities Act (15 U.S.C. § 77v); Section 80b-14 of the Investment Advisers Act (15 U.S.C. § 80b-14); and 28 U.S.C. §§ 1331, 1337.

8. Many of the acts charged herein, including the preparation and dissemination of materially false and misleading information, occurred in substantial part in this District. Defendants conducted other substantial business within this District and many Class members reside within this District.

9. In connection with the acts alleged in this complaint, defendants, directly or indirectly, used the means and instrumentalities of interstate commerce, including, but not limited to, the mails, interstate telephone communications and the facilities of the national securities markets.

PARTIES

10. Plaintiff Benjamin Schonbrun, as set forth in his certification, which is attached hereto and incorporated by reference herein, purchased units of the PBHG Emerging Growth Fund, PBHG Limited Fund, PBHG Technology & Communications Fund, and PBHG Growth Fund during the Class Period and has been damaged thereby.

11. Each of the PBHG Mutual Funds, including the PBHG California Tax Free A, are mutual funds that are regulated by the Investment Company Act of 1940 that are managed by defendant Pilgrim Baxter and that buy, hold, and sell shares or other ownership units that are subject to the misconduct alleged in this complaint.

12. Old Mutual Asset Management ("Old Mutual") is a subsidiary of Old Mutual plc, a South African-based financial services firm and the ultimate parent of all Pilgrim Baxter Defendants, as defined herein. Through its member firms, which include Pilgrim Baxter, Old Mutual Asset Management provides asset management services and products in the United States. Old Mutual Asset Management is headquartered at 200 Clarendon Street, 53rd Floor, Boston, MA 02116.

13. Defendant Pilgrim Baxter is registered as an investment adviser under the Investment Advisers Act and managed and advised the PBHG Mutual Funds during the Class Period. Pilgrim Baxter has ultimate responsibility for overseeing the day-to-day management of the PBHG Mutual Funds. Pilgrim Baxter is located at 1400 Liberty Ridge Drive, Wayne, Pennsylvania 19087.

14. Defendant PBHG Funds is the registrant and issuer of the shares of the PBHG Mutual Funds. PBHG Funds is located at 1400 Liberty Ridge Drive, Wayne, Pennsylvania 19087.

15. Defendant Gary L. Pilgrim was, until July 2003, President of Pilgrim Baxter, and at all relevant times, a co-founder and a Director of Pilgrim Baxter. Additionally, defendant

Pilgrim was a co-founder of defendant Appalachian Trails. At all relevant times, defendant Pilgrim was an active participant in the unlawful scheme alleged herein.

16. Defendant Harold J. Baxter was the co-founder and, at all relevant times, was Chief Executive Officer and Chairman of the Board of Pilgrim Baxter, and was an active participant in the unlawful scheme alleged herein.

17. Defendants Old Mutual Asset Management, Pilgrim Baxter, PBHG Funds, Gary L. Pilgrim, Harold J. Baxter, and the PBHG Mutual Funds are referred to collectively herein as the "Fund Defendants."

18. Defendant Appalachian Trails is a Delaware limited partnership founded in 1995, in part, by defendants Pilgrim and Christiani. Appalachian Trails maintains its principal place of business in Avon, Connecticut.

19. Defendant Michael Christiani is a co-founder, general partner, and manager of Appalachian Trails. At all relevant times, defendant Christiani was an active participant in the unlawful scheme alleged herein.

20. Defendant Wall Street Discount Corporation ("Wall Street Discount Corp.") is a discount broker-dealer and maintains its headquarters at 100 Wall Street, New York, New York 10005.

21. Defendant Alan Lederfeind was the founder and President of Wall Street Discount Corp. and was an active participant in the scheme alleged herein.

22. The true names and capacities of defendants sued herein as John Does 1 through 100 are other active participants with the Fund Defendants in the widespread unlawful conduct alleged herein whose identities have yet to be ascertained. Such defendants were secretly permitted to engage in improper timing at the expense of ordinary PBHG Mutual Funds investors, such as plaintiff and the other members of the Class, in exchange for which these John

Doe defendants provided remuneration to the Fund Defendants. Plaintiff will seek to amend this complaint to state the true names and capacities of said defendants when they have been ascertained.

PLAINTIFF'S CLASS ACTION ALLEGATIONS

23. Plaintiff brings this action as a class action pursuant to Federal Rule of Civil Procedure 23(a) and (b)(3) on behalf of a Class, consisting of all persons or entities who purchased or otherwise acquired shares or like interests in any of the PBHG Mutual Funds between November 24, 1998 and November 12, 2003, inclusive, and who were damaged thereby. Plaintiff and each of the Class members purchased shares or other ownership units in PBHG Mutual Funds pursuant to a registration statement and prospectus. The registration statements and prospectuses pursuant to which plaintiff and the other Class members purchased their shares or other ownership units in the PBHG Mutual Funds are referred to collectively herein as the "Prospectuses." Excluded from the Class are defendants, members of their immediate families and their legal representatives, heirs, successors or assigns and any entity in which defendants have or had a controlling interest.

24. The members of the Class are so numerous that joinder of all members is impracticable. While the exact number of Class members is unknown to plaintiff at this time and can only be ascertained through appropriate discovery, plaintiff believes that there are hundreds or thousands of members in the proposed Class. Record owners and other members of the Class may be identified from records maintained by the PBHG Mutual Funds and may be notified of the pendency of this action by mail, using the form of notice similar to that customarily used in securities class actions.

25. Plaintiff's claims are typical of the claims of the members of the Class as all members of the Class are similarly affected by defendants' wrongful conduct in violation of federal law that is complained of herein.

26. Plaintiff will fairly and adequately protect the interests of the members of the Class and has retained counsel competent and experienced in class and securities litigation.

27. Common questions of law and fact exist as to all members of the Class and predominate over any questions solely affecting individual members of the Class. Among the questions of law and fact common to the Class are:

(a) whether the federal securities laws were violated by defendants' acts as alleged herein;

(b) whether statements made by defendants to the investing public during the Class Period misrepresented material facts about the business, operations and financial statements of the PBHG Mutual Funds; and

(c) to what extent the members of the Class have sustained damages and the proper measure of damages.

28. A class action is superior to all other available methods for the fair and efficient adjudication of this controversy since joinder of all members is impracticable. Furthermore, as the damages suffered by individual Class members may be relatively small, the expense and burden of individual litigation make it virtually impossible for members of the Class to individually redress the wrongs done to them. There will be no difficulty in the management of this action as a class action.

SUBSTANTIVE ALLEGATIONS

Introduction: The Double Standard for Privileged Investors

29. Mutual funds, including the PBHG Mutual Funds, are meant to be long-term investments and are therefore the favored savings vehicles for many Americans' retirement and college funds.

30. However, unbeknownst to investors, from at least as early as November 24, 1998 and until November 12, 2003, inclusive, defendants engaged in fraudulent and wrongful schemes

that enabled certain favored investors, including Pilgrim, Appalachian Trails, Christiani, Alan Lederfeind, and clients of Wall Street Discount Corp., to reap many millions of dollars in profit, at the expense of the plaintiff and other members of the Class, through secret and illegal timed trading. In exchange for the right to engage in timing, which hurt plaintiff and other Class members, by artificially and materially affecting the value of the PBHG Mutual Funds, defendant Wall Street Discount Corp. facilitated an agreement between certain of its clients and the PBHG defendants to park substantial assets in the PBHG Mutual Funds, thereby increasing the assets under PBHG Mutual Funds' management and the fees paid to PBHG Mutual Funds' managers, including defendant Pilgrim. The John Doe Defendants also participated in this arrangement to park substantial assets in the PBHG Mutual Funds in exchange for market timing capabilities. The assets parked in the PBHG Funds in exchange for the right to engage in timing have been referred to as "sticky assets." Specifically, Pilgrim Baxter, as manager of the PBHG Mutual Funds, and each of the relevant fund managers, including Pilgrim, profited from fees Pilgrim Baxter charged to the PBHG Mutual Funds that were measured as a percentage of the fees under management. In exchange for the right to engage in timed trading, which hurt plaintiff and the other Class members, by artificially and materially affecting the value of the PBHG Mutual Funds, the John Doe Defendants, agreed to park substantial assets in PBHG Mutual Funds.

Secret Timed Trading at the Expense of Plaintiff and Other Members of the Class

31. "Timing" is an arbitrage strategy involving short-term trading that can be used to profit from mutual funds use of "stale" prices to calculate the value of securities held in the funds' portfolio. These prices are "stale" because they do not necessarily reflect the "fair value" of such securities as of the time the NAV is calculated. A typical example is a U.S. mutual fund that holds Japanese securities. Because of the time zone difference, the Japanese market may close at 2 ***a.m***. New York time. If the U.S. mutual fund manager uses the closing prices of the

Japanese securities in his or her fund to arrive at an NAV at 4 ***p.m.*** in New York, he or she is relying on market information that is fourteen hours old. If there has been positive market moves during the New York trading day that will cause the Japanese market to rise when it later opens, the stale Japanese prices will not reflect them, and the fund's NAV will be artificially low. Put another way, the NAV would not reflect the true current market value of the stocks the fund holds. This and similar strategies are known as "time zone arbitrage."

32. A similar type of timing is possible in mutual funds that contain illiquid securities such as high-yield bonds or small capitalization stocks. Here, the fact that some of the PBHG Mutual Funds' underlying securities may not have traded for hours before the New York closing time can render the fund's NAV stale and thus open it to being timed. This is sometimes known as "liquidity arbitrage."

33. Effective timing captures an arbitrage profit that comes dollar-for-dollar out of the pockets of the long-term investors: the timer steps in at the last moment and takes part of the buy-and-hold investors' upside when the market goes up, so the next day's NAV is reduced for those who are still in the fund. If the timer sells short on bad days --- as Canary also did --- the arbitrage has the effect of making the next day's NAV lower than it would otherwise have been, thus magnifying the losses that investors are experiencing in a declining market.

34. Besides the wealth transfer of arbitrage (called "dilution"), timers also harm their target funds in a number of other ways. They impose their transaction costs on the long-term investors. Trades necessitated by timer redemptions can also result in the realization of taxable capital gains at an undesirable time, or may result in managers having to sell stock into a falling market.

35. It is widely acknowledged that timing inures to the detriment of long-term mutual fund shareholders and, because of this detrimental effect, the Prospectuses stated that timing is

monitored and that the Fund Defendants work to prevent it. These statements were materially false and misleading.

Defendants' Fraudulent Scheme

36. On September 4, 2003 *The Wall Street Journal* reported that the New York Attorney General Elliot Spitzer filed a complaint in New York Supreme Court alleging that certain mutual fund companies secretly allowed, and in some instances facilitated, a New Jersey-based hedge fund to engage in prohibited and/or fraudulent trading in mutual fund shares (the "Spitzer Complaint I"). In return for receiving this favored treatment, which damaged the long term mutual fund investors, the hedge fund parked funds in financial instruments controlled by the fund companies or their affiliates to increase fund management fees, and entered into other arrangements which benefited the fund companies and/or their affiliates. The article reported as follows regarding the matter:

> Edward Stern . . . finds himself at the center of a sweeping investigation into the mutual-fund industry after paying $40 million to settle charges of illegal trading made by the New York State Attorney General's Office. According to the settlement, Mr. Stern's hedge fund, called Canary Capital Partners LLC, allegedly obtained special trading opportunities with leading mutual-fund families-- including Bank of America Corp's Federated Funds, Bank One Corp., Janus Capital Group Inc. and Strong Financial Corp.-- by promising to make substantial investments in various funds managed by these institutions.

The article indicated that the fraudulent practices enumerated in the Spitzer Complaint I were just the tip of the iceberg, stating as follows:

> ***In a statement, Mr. Spitzer said "the full extent of this complicated fraud is not yet known," but he asserted that "the mutual-fund industry operates on a double standard" in which certain traders "have been given the opportunity to manipulate the system. They make illegal after-hours trades and improperly exploit market swings in ways that harm ordinary long-term investors."*** (Emphasis added).

37. The Spitzer Complaint I received substantial press coverage and sparked additional investigations by state agencies, the SEC and U.S. Attorney for the Southern District

of New York, and led to calls for more regulation and tougher enforcement of the mutual and hedge fund industries. On September 5, 2003, *The Wall Street Journal* reported that the New York Attorney General's Office had subpoenaed "a large number of hedge funds" and mutual funds as part of its investigation, "underscoring concern among investors that the improper trading of mutual-fund shares could be widespread" and that the SEC, joining the investigation, plans to send letters to mutual funds holding about 75% of assets under management in the U.S. to inquire about their practices with respect to market-timing and fund-trading practices.

38. On November 13, 2003, defendants filed with the SEC a prospectus supplement revealing the market timing activity in PBHG Mutual Funds:

> ***In connection with an examination of active trading of mutual fund shares by the United States Securities and Exchange Commission ("SEC") and the New York Attorney General ("NYAG"), Pilgrim Baxter received inquiries and subpoenas for documents from those agencies. Pilgrim Baxter retained independent counsel to assist in responding to these inquiries and to conduct a thorough and independent examination of mutual fund shareholder trading practices in the PBHG Fund Family. This internal examination revealed that Mr. Pilgrim had a significant but passive investment in a private investment limited partnership, unaffiliated with Pilgrim Baxter, that actively purchased and redeemed shares of certain PBHG Funds and other mutual funds. This partnership's investment activity in the PBHG Funds was limited to the period from March 2000 to December 2001. Mr. Baxter had knowledge of Mr. Pilgrim's investment and that the limited partnership was actively trading in PBHG Fund shares.*** The internal investigation is ongoing and counsel will report the results of such examination to the PBHG Board of Trustees. In addition, Pilgrim Baxter and the PBHG Fund Family are continuing to cooperate fully with the SEC and the NYAG with respect to their examination of these matters.
>
> ***Pilgrim Baxter determined that certain corrective measures were appropriate relating to the PBHG Fund Family's shareholder trading policies and practices. As a result, Pilgrim Baxter has informed the PBHG Fund Family that: (1) Mr. Pilgrim will contribute to the PBHG Funds all personal profits he received from his investment in the limited partnership for the period March, 2000 to December, 2001; (2) Pilgrim Baxter will reimburse to PBHG Funds management fees earned which were***

> ***attributable to that limited partnership's investment in PBHG Funds; (3) Pilgrim Baxter will retain an independent accounting firm to conduct a separate review of the adequacy of internal controls and procedures affecting processes and functions critical to the investment management and administration of PBHG Fund Family; and (4) Pilgrim Baxter's current practices of attempting to prevent market timing activity in the PBHG Fund Family will be formally adopted as policies and disclosed in the PBHG Fund Family prospectuses.*** [Emphasis added.]

39. In a letter to PBHG Mutual Fund shareholders issued on that same day, Bullock, President and Chief Executive Officer of Pilgrim Baxter, stated that the internal review of Pilgrim Baxter's past practices "brought into focus conduct that was not, in our view, consistent with the highest standards of professional and ethical behavior."

40. On November 20, 2003, the SEC and the New York Attorney General charged defendants Pilgrim and Baxter, and Pilgrim Baxter, with fraud in connection with the widespread market timing scheme in PBHG Mutual Funds. In a complaint filed in the Supreme Court of New York in New York County (the "Spitzer Complaint II"), the Attorney General alleges that beginning as early as 1998, defendants knowingly permitted market timing in the PBHG Mutual Funds by certain favored investors, including Appalachian Trails and clients of Wall Street Discount Corp. Specifically, the complaint alleges in relevant part as follows:

> from 1998 to present, the PBHG prospectus indicated that PBHG would not permit excessive "in and "out trading. The prospectus limits shareholder exchanges between the PBHG money market fund and the PBHG stock funds to four (4) per year.
>
> * * *
>
> In spite of the four exchange rule that applied to over investors, ***Appalachian made nearly 100 exchanges into and out of the PBHG Growth Fund in 2000 and 2001. Pilgrim's reward was a substantial share of Appalachian's multi-million dollar profits from trading in the PBHG Growth Fund. During the same period of time, a buy-and-hold shareholder invested in the PBHG Growth Fund would have lost over 60% of his investment.***
>
> * * *

In at least one instance, PBHG received "sticky assets" from a Wall Street Discount client.

* * *

Appalachian and WSDC [Wall Street Discount Corp.] clients were not the only timers in the PBHG funds. Numerous other substantial market timers had invaded the funds as early as 1998. By 2000, Defendants estimated timing assets in PBHG funds (i.e., the dollar volume of PBHG mutual funds that was subject to short-term trading) to be in excess of $500 million. In 2001, Defendants estimated timing assets in PBHG funds to be at least $573 million, a substantial portion of which were attributable to Appalachian and clients of Wall Street Discount Corporation. [Emphasis added.]

In a "Timer Activity Summary" prepared by the Fund defendants and quoted in the Spitzer Complaint II, defendants identified the market timing activity had reached the following levels by April 20, 2001:

(i) in excess of $385 million in the PBHG Growth Fund comprising nearly 11% of the assets of the fund;

(ii) in excess of $91 million in the PBHG Technology & Communications Fund comprising nearly 7.5% of the fund's assets; and

(iii) $53 million in the PBHG Emerging Growth Fund comprising nearly 8$ of the fund's assets.

41. The Spitzer Complaint II describes the involvement of defendant Appalachian in the illegal trading as such that "[t]he express purpose of Appalachian's formation was to engage in market timing of mutual funds," and that defendants Pilgrim and Baxter granted Appalachian a special dispensation from the market timing rules to "feverishly trade in and out" of PBHG Mutual Funds, including the PBHG Growth Fund and PBHG Technology & Communications Fund. According to the Spitzer Complaint II, a shareholder who held the PBHG Technology & Communications Fund during the same time frame that Appalachian was permitted to engage in market timing of the fund "would have lost over 19% of his investment."

42. An internal Pilgrim Baxter memorandum dated June 22, 1998, quoted in the Spitzer Complaint II, further emphasizes the Fund Defendants' double standard for certain

privileged investors, including clients of defendant Wall Street Discount Corp. which was run by defendant Alan Lederfeind, a personal friend of defendant Gary Pilgrim, to engage in market timing in PBHG Mutual Funds in clear contravention of the market timing policy adopted by the Fund Defendants in mid-1998 which limited shareholders to four exchange per year from any PBHG funds to the PBHG Cash Reserves Fund. The memorandum stated in relevant part, as follows:

> Pursuant to our recent discussions and increased complaints from the portfolio managers, we have developed and are prepared to implement PBHG's Timer Policy. Shareholders that are found to be exchanging funds or buying and selling shares (in the same dollar amount) more than four times in a twelve month period will have their exchange and/or telephone purchase privileges revoked. . . ***Currently we have identified about 100 timers with approximately $55,000,000 in assets across all funds. Approximately $35,000,000 of theses [sic] assets are attributable to accounts managed by Alan Lederfeind. We have exempted Mr. Lederfeind's accounts from the policy with the understanding that he can only trade in the Growth, Emerging Growth and Technology & Communications Funds. . .***[Emphasis added.]

The Spitzer Complaint II also alleges that the Fund Defendants "arranged to provide to WSDC the portfolio holdings of certain PBHG funds to facilitate timing activities." An internal Pilgrim Baxter email dated August 16, 2001, confirms the continuing exception the Fund Defendants created for clients of Wall Street Discount Corp.: "The only exception to this request is Wall Street Discount, they may continue to trade freely. . . ."

<u>The Prospectuses Were Materially False and Misleading</u>

43. Prior to investing in any of the PBHG Mutual Funds, including the PBHG Large Cap 20 Fund, PBHG Select Growth Fund, PBHG Growth Fund, and PBHG Technology and Communications Fund, plaintiff and each member of the Class were entitled to and did receive one of the Prospectuses, each of which contained substantially the same materially false and misleading statements and omissions regarding the PBHG Mutual Funds' policies on timed trading.

44. The Prospectuses falsely stated that Pilgrim Baxter actively safeguards shareholders from the harmful effects of timing. Specifically, in language that typically appeared in the Prospectuses, the August 11, 2003 PBHG Large Cap 20 Fund, PBHG Select Growth Fund, PBHG Growth Fund, and PBHG Technology and Communications Fund Prospectuses state the following with respect to market timing of PBHG Mutual Funds:

> Exchange Between Funds
>
> You may exchange some or all PBHG Class Shares of a Fund for PBHG Class Shares of any other PBHG Fund that has PBHG Class Shares. ***PBHG Class Shares of a Fund may not be exchanged for shares of any other Class of a Fund. . . . Except for the 2% redemption/exchange fee discussed above for the IRA Capital Preservation Fund***, there is currently no fee for exchanges; however, a Fund may change or terminate this privilege on 60 days' notice. ***Please note that exchanges into the PBHG Cash Reserves Fund from another PBHG Fund may be made only four (4) times a year.*** [Emphasis added.]

* * *

> Redemption/Exchange Fee for IRA Capital Preservation Fund
>
> The IRA Capital Preservation Fund will deduct 2.00% redemption/exchange fee from the redemption or exchange proceeds of any shareholder redeeming or exchanging shares of the Fund held for less than twelve months. . . .
>
> . . . The Fund charges the redemption/exchange fee to help minimize the impact the redemption or exchange may have on the performance of the Fund, to facilitate Fund management and to offset certain transaction costs and other expenses the Fund incurs because of the redemption or exchange. ***The Fund also charges the redemption/exchange fee to discourage market timing activity by those shareholders initiating redemptions or exchanges to take advantage of short-term market movements.*** [Emphasis added.]

45. The Prospectuses failed to disclose and misrepresented the following material and adverse facts:

(a) that defendants failed to enforce their policies and practices against market timing and that they knowingly permitted such activity to the detriment of PBHG Mutual Fund shareholders;

(b) defendants had entered into an agreement with defendants Appalachian Trails, Michael Christiani, Alan Lederfeind, and Wall Street Discount Corp.'s clients and John Doe Defendants to time their trading of the PBHG Mutual Funds shares;

(c) that, pursuant to that agreement, the John Doe Defendants regularly timed their trading in the PBHG Mutual Funds shares;

(d) that, contrary to the express representations in the Prospectuses, the PBHG Mutual Funds enforced their policy against frequent traders selectively, *i.e.*, they did not enforce it against defendants Appalachian Trails, Michael Christiani, Alan Lederfeind, and Wall Street Discount Corp.'s clients and the John Doe Defendants, and waived the redemption fees, at PBHG Mutual Funds' investors expense, that defendants Appalachian Trails, Michael Christiani, Alan Lederfeind, and Wall Street Discount Corp.'s clients and the John Doe Defendants should have been required to pay, pursuant to PBHG Mutual Funds' stated policies and current company practices;

(e) that the Fund Defendants regularly allowed defendants Appalachian Trails, Michael Christiani, Alan Lederfeind, and Wall Street Discount Corp.'s clients and the John Doe Defendants to engage in trades that were disruptive to the efficient management of the PBHG Mutual Funds and/or increased the PBHG Mutual Funds' costs and thereby reduced the PBHG Mutual Funds' actual performance; and

(f) the Prospectuses falsely represented the amount of compensation paid by the PBHG Mutual Funds to Pilgrim Baxter because of the PBHG Mutual Funds' secret agreement with defendants Appalachian Trails, Michael Christiani, Alan Lederfeind, and Wall

Street Discount Corp.'s clients and the John Doe Defendants, provided additional undisclosed compensation to Pilgrim Baxter by the PBHG Mutual Funds and their respective shareholders.

Defendants' Scheme and Fraudulent Course of Business

46. Each defendant is liable for (i) making false statements, or for failing to disclose adverse facts while selling shares of the PBHG Mutual Funds, and/or (ii) participating in a scheme to defraud and/or a course of business that operated as a fraud or deceit on purchasers of the PBHG Mutual Funds shares during the Class Period (the "Wrongful Conduct"). This Wrongful Conduct enabled defendants to profit at the expense of plaintiff and other Class members.

Additional Scienter Allegations

47. As alleged herein, defendants acted with scienter in that defendants knew that the public documents and statements issued or disseminated in the name of the PBHG Mutual Funds were materially false and misleading; knew that such statements or documents would be issued or disseminated to the investing public; and knowingly and substantially participated or acquiesced in the issuance or dissemination of such statements or documents as primary violations of the federal securities laws. As set forth elsewhere herein in detail, defendants, by virtue of their receipt of information reflecting the true facts regarding PBHG Mutual Funds, their control over, and/or receipt and/or modification of PBHG Mutual Funds' allegedly materially misleading misstatements and/or their associations with the PBHG Mutual Funds which made them privy to confidential proprietary information concerning the PBHG Mutual Funds, participated in the fraudulent scheme alleged herein.

48. Additionally, the Fund Defendants were highly motivated to allow and facilitate the wrongful conduct alleged herein and participated in and/or had actual knowledge of the fraudulent conduct alleged herein. In exchange for allowing the unlawful practices alleged

herein, the Fund Defendants, among other things, received increased management fees as a result of the scheme alleged herein. Moreover, mutual fund managers can easily spot market timing in their mutual funds simply by observing the trading activity within accounts; if the account, or persons controlling more than one account, engage in frequent trades the manager will know that they are engaging in market timing. The Spitzer Complaint I emphasizes the ease with which the practice can be spotted by fund managers or their employees, as follows:

> Mutual fund managers are aware of the damaging effect that timers have on their funds. And while the effects on individual shareholders may be small once they are spread out over all the investors in a fund, their aggregate impact is not: for example, one recent study estimates that U.S. mutual funds lose $4 billion each year to timers. Eric Zitzewitz, Who Cares About Shareholders? Arbitrage-Proofing Mutual Funds (October 2002) 35, at http://facultygsb.stanford.edu/zitzewitz/Research/arbitrage1002.pdf. While it is virtually impossible for fund managers to identify every timing trade, large movements in and out of funds -- like those made by Canary – are easy for managers to spot. And mutual fund managers have tools to fight back against timers. [Emphasis in original].

49. Defendants Appalachian Trails, Michael Christiani, Alan Lederfeind, and Wall Street Discount Corp.'s clients and the John Doe Defendants were motivated to participate in the wrongful scheme by the enormous profits they derived thereby. They systematically pursued the scheme with full knowledge of its consequences to other investors.

FIRST CLAIM

Against PBHG Funds For Violations of Section 11 Of The Securities Act

50. Plaintiff repeats and realleges each and every allegation contained above as if fully set fort herein, except that, for purposes of this claim, plaintiff expressly excludes and disclaims any allegation that could be construed as alleging fraud or intentional or reckless misconduct and otherwise incorporates the allegations contained above.

51. This claim is brought pursuant to Section 11 of the Securities Act, 15 U.S.C. § 77k, on behalf of the Class against PBHG Funds.

52. PBHG Funds is the registrant for one or more the fund shares sold to plaintiff and the other members of the Class and is statutorily liable under Section 11. PBHG Funds issued, caused to be issued and participated in the issuance of the materially false and misleading written statements and/or omissions of material facts that were contained in the Prospectuses.

53. Prior to purchasing units of the PBHG Large Cap 20 Fund, PBHG Select Growth Fund, PBHG Growth Fund, and PBHG Technology and Communications Fund, plaintiff was provided the appropriate Prospectus and, similarly, prior to purchasing units of each of the other PBHG Mutual Funds, all Class members likewise received the appropriate prospectus. Plaintiff and other Class members purchased shares of the PBHG Mutual Funds traceable to the false and misleading Prospectuses.

54. As set forth herein, the statements contained in the Prospectuses were materially false and misleading for a number of reasons, including that they stated that it was the practice of the PBHG Mutual Funds to monitor and take steps to prevent timed trading, at least with respect to PBHG IRA Capital Preservation Fund, because of its adverse effect on fund investors, when, in fact, select investors, including defendants Appalachian Trails, Michael Christiani, Alan Lederfeind, and Wall Street Discount Corp.'s clients and the John Does named as defendants herein were allowed to engage in timed trading and trade at the previous day's price. The Prospectuses failed to disclose and misrepresented, *inter alia*, the following material and adverse facts:

(a) that defendants had agreed to allow defendants Appalachian Trails, Michael Christiani, Alan Lederfeind, and Wall Street Discount Corp.'s clients and the John Doe Defendants to time its trading of the PBHG Mutual Funds shares;

(b) that, pursuant to that agreement, defendants Appalachian Trails, Michael Christiani, Alan Lederfeind, and Wall Street Discount Corp.'s clients and the John Doe Defendants regularly timed the PBHG Mutual Funds shares;

(c) that, contrary to the express representations in the Prospectuses and defendant Pilgrim Baxter's current policies and practices, the PBHG Mutual Funds enforced their policy against frequent traders selectively, *i.e.*, they did not enforce it against the defendants Appalachian Trails, Michael Christiani, Alan Lederfeind, and Wall Street Discount Corp.'s clients and the John Doe Defendants;

(d) that the Fund Defendants regularly allowed select favored investors, including defendants Appalachian Trails, Michael Christiani, Alan Lederfeind, and Wall Street Discount Corp.'s clients and John Doe Defendants, to engage in trades that were disruptive to the efficient management of the PBHG Mutual Funds and/or increased the PBHG Mutual Funds' costs and thereby reduced the PBHG Mutual Funds' actual performance; and

(e) the Prospectuses failed to disclose that, pursuant to the unlawful agreements, the Fund Defendants benefited financially at the expense of the PBHG Mutual Funds investors.

55. Plaintiff and the Class have sustained damages. The value of the PBHG Mutual Funds shares decreased substantially subsequent to and due to defendants' violations.

56. At the time they purchased the PBHG Mutual Funds shares traceable to the defective Prospectuses, plaintiff and Class members were without knowledge of the facts concerning the false and misleading statements or omission alleged herein and could not reasonably have possessed such knowledge. This claim was brought within the applicable statute of limitations.

SECOND CLAIM

Against Old Mutual Asset Management and Pilgrim Baxter as a Control Person of PBHG Funds For Violations of Section 15 of the Securities Act

57. Plaintiff repeats and realleges each and every allegation contained above, except that for purposes of this claim, plaintiff expressly exclude and disclaim any allegation that could be construed as alleging fraud or intentional reckless misconduct and otherwise incorporates the allegations contained above.

58. This Claim is brought pursuant to Section 15 of the Securities Act against Old Mutual Asset Management and Pilgrim Baxter, as control persons of PBHG Funds. It is appropriate to treat these defendants as a group for pleading purposes and to presume that the false, misleading, and incomplete information conveyed in the PBHG Mutual Funds' Prospectuses, public filings, press releases and other publications are the collective actions of Old Mutual Asset Management and Pilgrim Baxter.

59. PBHG Funds is liable under Section 11 of the Securities Act as set forth herein.

60. Each of Old Mutual Asset Management and Pilgrim Baxter was a "control person" of PBHG Funds within the meaning of Section 15 of the Securities Act, by virtue of its position of operational control and/or authority over PBHG Funds -- Old Mutual Asset Management and Pilgrim Baxter directly and indirectly, had the power and authority, and exercised the same, to cause PBHG Funds to engage in the wrongful conduct complained of herein. Old Mutual Asset Management and Pilgrim Baxter issued, caused to be issued, and participated in the issuance of materially false and misleading statements in the Prospectuses.

61. Pursuant to Section 15 of the Securities Act, by reason of the foregoing, Old Mutual Asset Management and Pilgrim Baxter are liable to plaintiff to the same extent as is PBHG Funds for its primary violations of Section 11 of the Securities Act.

62. By virtue of the foregoing, plaintiff and other Class members are entitled to damages against Old Mutual Asset Management and Pilgrim Baxter.

THIRD CLAIM

Violation Of Section 10(b) Of
The Exchange Act Against And Rule 10b-5
Promulgated Thereunder Against All Defendants

63. Plaintiff repeats and realleges each and every allegation contained above as if fully set forth herein except for Claims brought pursuant to the Securities Act.

64. During the Class Period, each of the defendants carried out a plan, scheme and course of conduct which was intended to and, throughout the Class Period, did deceive the investing public, including plaintiff and other Class members, as alleged herein and cause plaintiff and other members of the Class to purchase PBHG Mutual Funds shares or interests at distorted prices and to otherwise suffer damages. In furtherance of this unlawful scheme, plan and course of conduct, defendants, and each of them, took the actions set forth herein.

65. Defendants (i) employed devices, schemes, and artifices to defraud; (ii) made untrue statements of material fact and/or omitted to state material facts necessary to make the statements not misleading; and (iii) engaged in acts, practices, and a course of business which operated as a fraud and deceit upon the purchasers of the PBHG Mutual Funds' securities, including plaintiff and other members of the Class, in an effort to enrich themselves through undisclosed manipulative trading tactics by which they wrongfully appropriated PBHG Mutual Funds' assets and otherwise distorted the pricing of their securities in violation of Section 10(b) of the Exchange Act and Rule 10b-5. All defendants are sued as primary participants in the wrongful and illegal conduct and scheme charged herein.

66. Defendants, individually and in concert, directly and indirectly, by the use, means or instrumentalities of interstate commerce and/or of the mails, engaged and participated in a continuous course of conduct to conceal adverse material information about the PBHG Mutual Funds' operations, as specified herein.

67. These defendants employed devices, schemes and artifices to defraud and a course of conduct and scheme as alleged herein to unlawfully manipulate and profit from secretly timed trading and thereby engaged in transactions, practices and a course of business which operated as a fraud and deceit upon plaintiff and members of the Class.

68. The defendants had actual knowledge of the misrepresentations and omissions of material facts set forth herein, or acted with reckless disregard for the truth in that they failed to ascertain and to disclose such facts, even though such facts were available to them. Such defendants' material misrepresentations and/or omissions were done knowingly or recklessly and for the purpose and effect of concealing the truth.

69. As a result of the dissemination of the materially false and misleading information and failure to disclose material facts, as set forth above, the market price of PBHG Mutual Funds securities were distorted during the Class Period such that they did not reflect the risks and costs of the continuing course of conduct alleged herein. In ignorance of these facts that market prices of the shares were distorted, and relying directly or indirectly on the false and misleading statements made by the Fund Defendants, or upon the integrity of the market in which the securities trade, and/or on the absence of material adverse information that was known to or recklessly disregarded by defendants but not disclosed in public statements by defendants during the Class Period, plaintiff and the other members of the Class acquired the shares or interests in the PBHG Mutual Funds during the Class Period at distorted prices and were damaged thereby.

70. At the time of said misrepresentations and omissions, plaintiff and other members of the Class were ignorant of their falsity, and believed them to be true. Had plaintiff and other members of the Class and the marketplace known of the truth concerning the PBHG Mutual Funds' operations, which were not disclosed by defendants, plaintiff and other members of the Class would not have purchased or otherwise acquired their shares or, if they had acquired such

shares or other interests during the Class Period, they would not have done so at the distorted prices which they paid.

71. By virtue of the foregoing, defendants have violated Section 10(b) of the Exchange Act, and Rule 10b-5 promulgated thereunder.

72. As a direct and proximate result of defendants' wrongful conduct, plaintiff and the other members of the Class suffered damages in connection with their respective purchases and sales of the PBHG Mutual Funds shares during the Class Period.

FOURTH CLAIM

Against Old Mutual Asset Management (as a Control Person of Pilgrim Baxter, PBHG Funds, and the PBHG Mutual Funds); Pilgrim Baxter (as a Control Person of PBHG Funds and the PBHG Mutual Funds); and PBHG Funds (as a Control Person of the PBHG Mutual Funds) For Violations of Section 20(a) of the Exchange Act

73. Plaintiff repeats and realleges each and every allegation contained above as if fully set forth herein except for Claims brought pursuant to the Securities Act.

74. This Claim is brought pursuant to Section 20(a) of the Exchange Act against Old Mutual Asset Management, as a control person of Pilgrim Baxter, PBHG Funds, and the PBHG Mutual Funds; Pilgrim Baxter as a control person of PBHG Funds and the PBHG Mutual Funds; and the PBHG Funds as a control person of the PBHG Mutual Funds.

75. It is appropriate to treat these defendants as a group for pleading purposes and to presume that the materially false, misleading, and incomplete information conveyed in the PBHG Mutual Funds' public filings, press releases and other publications are the collective actions of Old Mutual Asset Management, Pilgrim Baxter, and PBHG Funds.

76. Each of Old Mutual Asset Management, Pilgrim Baxter, and PBHG Funds acted as controlling persons of the PBHG Mutual Funds within the meaning of Section 20(a) of the Exchange Act for the reasons alleged herein. By virtue of their operational and management control of the PBHG Mutual Funds' respective businesses and systematic involvement in the fraudulent scheme alleged herein, Old Mutual Asset Management, Pilgrim Baxter, and PBHG Funds each had the power to influence and control and did influence and control, directly or indirectly, the decision-making and actions of the PBHG Mutual Funds, including the content and dissemination of the various statements which plaintiff contends are false and misleading. Old Mutual Asset Management, Pilgrim Baxter, and PBHG Funds had the ability to prevent the

issuance of the statements alleged to be false and misleading or cause such statements to be corrected.

77. In particular, each of Old Mutual Asset Management, Pilgrim Baxter, and PBHG Funds had direct and supervisory involvement in the operations of the PBHG Mutual Funds and, therefore, is presumed to have had the power to control or influence the particular transactions giving rise to the securities violations as alleged herein, and exercised the same.

78. As set forth above, Old Mutual Asset Management, Pilgrim Baxter, and PBHG Funds each violated Section 10(b) and Rule 10b-5 by their acts and omissions as alleged in this Complaint. By virtue of their positions as controlling persons, Old Mutual Asset Management, Pilgrim Baxter, and PBHG Funds are liable pursuant to Section 20(a) of the Exchange Act. As a direct and proximate result of defendants' wrongful conduct, plaintiff and other members of the Class suffered damages in connection with their purchases of PBHG Mutual Funds' securities during the Class Period.

VIOLATIONS OF THE INVESTMENT ADVISERS ACT

FIFTH CLAIM

For Violations of Section 206 of The Investment Advisers Act of 1940 Against Pilgrim Baxter [15 U.S.C. §80b-6 and 15 U.S.C. §80b-15]

79. Plaintiff repeats and realleges each and every allegation contained above as if fully set forth herein.

80. This Count is based upon Section 215 of the Investment Advisers Act, 15 U.S.C. §80b-15.

81. Pilgrim Baxter served as an "investment adviser" to plaintiff and other members of the Class pursuant to the Investment Advisers Act.

82. As a fiduciary pursuant to the Investment Advisers Act, Janus Capital Management was required to serve plaintiff and other members of the Class in a manner in

accordance with the federal fiduciary standards set forth in Section 206 of the Investment Advisers Act, 15 U.S.C. §80b-6, governing the conduct of investment advisers.

83. During the Class Period, Pilgrim Baxter breached its fiduciary duties owed to plaintiff and the other members of the Class by engaging in a deceptive contrivance, scheme, practice and course of conduct pursuant to which it knowingly and/or recklessly engaged in acts, transactions, practices and courses of business which operated as a fraud upon plaintiff and other members of the Class. As detailed above, Pilgrim Baxter allowed defendants Appalachian Trails, Michael Christiani, Alan Lederfeind, and Wall Street Discount Corp.'s clients and John Doe Defendants to secretly engage in timed trading of the PBHG Mutual Funds shares. The purposes and effect of said scheme, practice and course of conduct was to enrich Pilgrim Baxter, among other defendants, at the expense of plaintiff and other members of the Class.

84. Pilgrim Baxter breached its fiduciary duties owed to plaintiff and other Class members by engaging in the aforesaid transactions, practices and courses of business knowingly or recklessly so as to constitute a deceit and fraud upon plaintiff and the Class members.

85. Pilgrim Baxter is liable as a direct participant in the wrongs complained of herein. Pilgrim Baxter, because of its position of authority and control over the Janus Fund, Inc. was able to and did: (1) control the content of the Prospectuses; and (2) control the operations of the PBHG Mutual Funds.

86. Pilgrim Baxter had a duty to (1) disseminate accurate and truthful information with respect to the PBHG Mutual Funds; and (2) truthfully and uniformly act in accordance with its stated policies and fiduciary responsibilities to plaintiff and members of the Class. Pilgrim Baxter participated in the wrongdoing complained of herein in order to prevent plaintiff and other members of the Class from knowing of Pilgrim Baxter's breaches of fiduciary duties including: (1) increasing its profitability at plaintiff's and other members of the Class' expense

by allowing defendants Appalachian Trails, Michael Christiani, Alan Lederfeind, and Wall Street Discount Corp.'s clients and the John Doe Defendants to secretly time their trading of the PBHG Mutual Funds shares; and (2) placing its interests ahead of the interests of plaintiff and other members of the Class.

87. As a result of Pilgrim Baxter's multiple breaches of its fiduciary duties owed plaintiff and other members of the Class, plaintiff and other Class members were damaged.

88. Plaintiff and other Class members are entitled to rescind their investment advisory contracts with Pilgrim Baxter and recover all fees paid in connection with their enrollment pursuant to such agreements.

PRAYER FOR RELIEF

WHEREFORE, plaintiff pray for relief and judgment, as follows:

(a) Determining that this action is a proper class action and appointing plaintiff as Lead Plaintiff and their counsel as Lead Counsel for the Class and certifying them as Class representatives under Rule 23 of the Federal Rules of Civil Procedure;

(b) Awarding compensatory damages in favor of plaintiff and the other Class members against all defendants, jointly and severally, for all damages sustained as a result of defendants' wrongdoing, in an amount to be proven at trial, including interest thereon;

(c) awarding plaintiff and the Class, to the extent they still hold shares of the PBHG Mutual Funds, rescissory damages in accordance with Section 12(a)(2) of the Securities Act or, if sold, compensatory damages;

(d) awarding plaintiff and the Class rescission of their contract with Pilgrim Baxter and recovery of all fees paid to Pilgrim Baxter pursuant to such agreement;

(e) Awarding plaintiff and the Class their reasonable costs and expenses incurred in this action, including counsel fees and expert fees; and

(f) Such other and further relief as the Court may deem just and proper.

JURY TRIAL DEMANDED

Plaintiff hereby demands a trial by jury.

Dated: December 12, 2003

LAW OFFICES
BERNARD M. GROSS P.C.

By: ______________________________
DEBORAH R. GROSS #44542

SUSAN R. GROSS #60547
1515 Locust St., Suite 200
Philadelphia, PA 19102
Telephone: (215) 561-3600
Facsimile: (215) 561-3000

RABIN, MURRAY & FRANK LLP
Eric J. Belfi
275 Madison Avenue
New York, NY 10119-0165
Telephone: (212) 682-1818
Facsimile: (212) 682-1892

GLANCY & BINKOW LLP
Michael Goldberg
1801 Avenue of the Starts, Suite 311
Los Angeles, CA 90067
Telephone: (310) 201-9150
Facsimile: (310) 201-9160

REINHARDT, WENDORF & BLANCHFIELD
Garrett Blanchfield
E-1250 First National Bank Building
St. Paul, MN 55101
Telephone: (651) 287-2100
Facsimile: (651) 287-2103

EMERSON POYNTER LLP
John Emerson
P.O. Box 164810
Little Rock, AR 72216-4810
Telephone: (501) 907-2555
Facsimile: (501) 907-2556

Attorneys for Plaintiff

UNITED STATES DISTRICT COURT
FOR THE SOUTHERN DISTRICT OF NEW YORK

PAUL G. ROBERT and RISA B. SCHNEPS, Individually and on Behalf of All Others Similarly Situated, Plaintiffs, v. PBHG FUNDS; OLD MUTUAL ASSET MANAGEMENT; PILGRIM BAXTER & ASSOCIATES, LTD.; HAROLD J. BAXTER; GARY L. PILGRIM; APPALACHIAN TRAILS, L.P.; MICHAEL CHRISTIANI; WALL STREET DISCOUNT CORPORATION; ALAN LEDERFEIND; EDWARD J. STERN; CANARY CAPITAL PARTNERS, LLC; CANARY INVESTMENT MANAGEMENT, LLC; CANARY CAPITAL PARTNERS, LTD.; and JOHN DOES 1-100, Defendants.	03 CV Civil Action No. 10277 CLASS ACTION COMPLAINT JURY TRIAL DEMANDED

FILED
U.S. DISTRICT COURT
2003 DEC 30 PM 1:20
S.D. OF N.Y.

Plaintiffs allege the following based upon the investigation of plaintiffs' counsel, which included a review of United States Securities and Exchange Commission ("SEC") filings as well as other regulatory filings and reports and advisories about the PBHG Mutual Funds (as defined below),[1] press releases, complaints by state Attorneys General, and media reports about the PBHG Mutual Funds. Plaintiffs believe that substantial additional evidentiary support will exist for the allegations set forth herein after a reasonable opportunity for discovery.

[1] The "PBHG Mutual Funds" include: PBHG Growth Fund, PBHG Emerging Growth Fund; PBHG Large Cap Growth Fund, PBHG Select Growth Fund, PBHG Focused Fund, PBHG Large Cap Fund, PBHG Large Cap 20 Fund; PBHG Strategic Small Company Fund, PBHG Disciplined Equity Fund, PBHG Mid-cap Fund, PBHG Small Cap Fund; PBHG Clipper Focus Fund, PBHG Small Cap Value Fund, PBHG Reit Fund, PBHG Technology & Communications Fund, PBHG Ira Capital Preservation Fund, PBHG Intermediate Fixed Income Fund, and PBHG Cash Reserves Fund.

NATURE OF THE ACTION

1. This is a federal class action on behalf of a class consisting of all persons other than defendants who purchased or otherwise acquired, owned, or sold shares or other ownership units of one or more of the mutual funds in the PBHG family of funds (*i.e.*, the PBHG Mutual Funds as defined above) between November 24, 1998 and November 12, 2003, inclusive, and who were damaged thereby (the "Class"). Plaintiffs seek to pursue remedies under the Securities Act of 1933 (the "Securities Act"), the Securities Exchange Act of 1934 (the "Exchange Act"), the Investment Advisers Act of 1940 (the "Investment Advisers Act"), the Investment Company Act of 1940, and under the common law of the State of New York.

2. This action charges defendants with engaging in an unlawful and deceitful course of conduct designed to improperly financially advantage defendants to the detriment of plaintiffs and the other members of the Class. As part and parcel of defendants' unlawful conduct, the Fund Defendants, as defined below, in clear contravention of their fiduciary responsibilities, and disclosure obligations, failed to properly disclose that select favored customers were improperly allowed to "time" their mutual fund trades. Such timing, as more fully described herein, improperly allows an investor to trade in and out of a mutual fund to exploit short-term moves and inefficiencies in the manner in which the mutual funds price their shares.

3. On November 13, 2003, before the market opened, defendant Pilgrim Baxter & Associates, Ltd. ("Pilgrim Baxter") sent a letter to PBHG Mutual Funds shareholders revealing that defendants Gary L. Pilgrim ("Pilgrim") and Harold Baxter ("Baxter") were forced to resign their executive positions at Pilgrim Baxter due to an investigation by the Securities and Exchange Commission ("SEC") and the Office of the Attorney General of the State of New York (the

"Attorney General") into defendants Pilgrim and Baxter's participation in a market timing scheme involving PBHG Mutual Funds. Pilgrim Baxter stated that an internal investigation revealed that defendant Baxter knew about and permitted the rapid trading of PBHG Mutual Funds shares by a private investment limited partnership or hedge fund in which defendant Pilgrim was a significant investor. According to David J. Bullock ("Bullock"), Pilgrim Baxter's President and Chief Executive Officer, the market timing activity by Pilgrim and Baxter "was not ... consistent with the highest standards of professional and ethical behavior." On the same day, defendants filed with the SEC a prospectus supplement reiterating the discovery of defendants Pilgrim and Baxter's rampant market timing in PBHG Mutual Funds.

4. Subsequently, on November 14, 2003, the *Wall Street Journal* reported that Pilgrim invested in a hedge fund that, in 2000, asked Pilgrim for permission to market time PBHG Mutual Funds. With defendants Pilgrim and Baxter's approval, the hedge fund was permitted to engage in rapid trades in the PBHG family of funds, including the PBHG Growth Fund, which was managed by Pilgrim. The article also stated that New York Attorney General Elliot Spitzer is reviewing trades of PBHG Mutual Funds by Canary Capital Partners LLC, a hedge fund that has been named as a defendant in a complaint filed by the Attorney General, and numerous actions recently filed by investors, concerning its alleged participation in a wrongful and illegal scheme involving late trading and market timing in various mutual fund families, including Janus, One Group, Strong, Nations, and AllianceBernstein funds.

5. According to a *Bloomberg* article published on November 16, 2003, as a result of their forced resignations from Pilgrim Baxter, defendants Pilgrim and Baxter will collectively receive accelerated payments of approximately $69.3 million from Old Mutual plc, a South

African-based financial services company which acquired Pilgrim Baxter in 2000, as the final payment on the acquisition price and another $11 million for defendants' vested equity in Pilgrim Baxter.

6. On November 20, 2003, the SEC and the Attorney General announced civil charges against Pilgrim and Baxter in connection with their illegal market timing in PBHG Mutual Funds. According to the complaint filed by the Attorney General, beginning as early as 1998, Pilgrim and Baxter knowingly facilitated market timing in PBHG Mutual Funds by favored investors, including the Appalachian Trails hedge fund ("Appalachian Trails") which defendant Pilgrim and his wife co-founded and maintained substantial ownership interest therein, as well as the clients of Wall Street Discount Corporation, a broker-dealer run by defendant Alan Lederfeind, Baxter's close friend.

JURISDICTION AND VENUE

7. This Court has jurisdiction over the subject matter of this action pursuant to § 27 of the Exchange Act of 1934 (15 U.S.C. § 78aa); Section 22 of the Securities Act (15 U.S.C. § 77v); Section 80b-14 of the Investment Advisers Act (15 U.S.C. § 80b-14); and 28 U.S.C. §§ 1331, 1337 and 1367.

8. Many of the acts charged herein, including the preparation and dissemination of materially false and misleading information, occurred in substantial part in this District. Defendants conducted other substantial business within this District and many Class members reside within this District.

9. In connection with the acts alleged in this complaint, defendants, directly or indirectly, used the means and instrumentalities of interstate commerce, including, but not

limited to, the mails, interstate telephone communications and the facilities of the national securities markets.

PARTIES

10. Plaintiff Paul G. Robert, as set forth in his certification, which is attached hereto and incorporated by reference herein, purchased units of the PBHG Select Growth Fund during the Class Period and has been damaged thereby.

11. Plaintiff Risa B. Schneps, as set forth in her certification, which is attached hereto and incorporated by reference herein, purchased units of the PBHG Growth Fund during the Class Period and has been damaged thereby.

12. Each of the PBHG Mutual Funds, including the PBHG Growth Fund and PBHG Select Growth Fund, are mutual funds that are regulated by the Investment Company Act of 1940 that are managed by defendant Pilgrim Baxter and that buy, hold, and sell shares or other ownership units that are subject to the misconduct alleged in this complaint.

13. Old Mutual Asset Management ("Old Mutual") is a subsidiary of Old Mutual plc, a South African-based financial services firm and the ultimate parent of all Pilgrim Baxter Defendants, as defined herein. Through its member firms, which include Pilgrim Baxter, Old Mutual Asset Management provides asset management services and products in the United States. Old Mutual Asset Management is headquartered at 200 Clarendon Street, 53rd Floor, Boston, MA 02116.

14. Defendant Pilgrim Baxter is registered as an investment adviser under the Investment Advisers Act and managed and advised the PBHG Mutual Funds during the Class Period. Pilgrim Baxter has ultimate responsibility for overseeing the day-to-day management of

the PBHG Mutual Funds. Pilgrim Baxter is located at 1400 Liberty Ridge Drive, Wayne, Pennsylvania 19087.

15. Defendant PBHG Funds is the registrant and issuer of the shares of the PBHG Mutual Funds. PBHG Funds is located at 1400 Liberty Ridge Drive, Wayne, Pennsylvania 19087.

16. Defendant Gary L. Pilgrim was, until July 2003, President of Pilgrim Baxter, and at all relevant times, a co-founder and a Director of Pilgrim Baxter. Additionally, defendant Pilgrim was a co-founder of defendant Appalachian Trails. At all relevant times, defendant Pilgrim was an active and knowing participant in the unlawful scheme alleged herein.

17. Defendant Harold J. Baxter was the co-founder and, at all relevant times, was Chief Executive Officer and Chairman of the Board of Pilgrim Baxter, and was an active and knowing participant in the unlawful scheme alleged herein.

18. Defendants Old Mutual Asset Management, Pilgrim Baxter, PBHG Funds, Gary L. Pilgrim, and Harold J. Baxter, are referred to collectively herein as the "Fund Defendants."

19. Defendant Appalachian Trails is a Delaware limited partnership founded in 1995 by defendants Pilgrim and Christiani. Appalachian Trails maintains its principal place of business in Avon, Connecticut.

20. Defendant Michael Christiani ("Christiani") is a co-founder, general partner, and manager of Appalachian Trails. At all relevant times, defendant Christiani was an active participant in the unlawful scheme alleged herein.

21. Defendant Wall Street Discount Corporation ("Wall Street Discount Corp.") is a discount broker-dealer and maintains its headquarters at 100 Wall Street, New York, New York

10005.

22. Defendant Alan Lederfeind ("Lederfeind ") was the founder and President of Wall Street Discount Corp. and was an active participant in the scheme alleged herein.

23. Defendant Canary Capital Partners, LLC, is a New Jersey limited liability company with offices at 400 Plaza Drive, Secaucus, New Jersey. Canary Capital Partners, LLC, was an active participant in the unlawful scheme alleged herein.

24. Defendant Canary Investment Management, LLC, is a New Jersey limited liability company, with offices at 400 Plaza Drive, Secaucus, New Jersey. Canary Investment Management, LLC, was an active participant in the unlawful scheme alleged herein.

25. Defendant Canary Capital Partners, Ltd., is a Bermuda limited liability company. Canary Capital Partners, Ltd., was an active participant in the unlawful scheme alleged herein.

26. Defendant Edward J. Stern ("Stern") is a resident of New York, New York. Stern was the managing principal of Canary Capital Partners, LLC, and Canary Investment Management, LLC, and Capital Partners Ltd. and was an active participant in the unlawful scheme alleged herein.

27. Defendants Canary Capital Partners, LLC; Canary Capital Partners, Ltd.; Canary Investment Management, LLC; and Stern are collectively referred to herein as the "Canary Defendants."

28. The true names and capacities of defendants sued herein as John Does 1 through 100 are other active participants with the Fund Defendants in the widespread unlawful conduct alleged herein whose identities have yet to be ascertained. Such defendants were secretly permitted to engage in improper timing at the expense of ordinary PBHG Mutual Funds

investors, such as plaintiffs and the other members of the Class, in exchange for which these John Doe defendants provided remuneration to the Fund Defendants. Plaintiffs will seek to amend this complaint to state the true names and capacities of said defendants when they have been ascertained.

PLAINTIFFS' CLASS ACTION ALLEGATIONS

29. Plaintiffs bring this action as a class action pursuant to Federal Rule of Civil Procedure 23(a) and (b)(3) on behalf of a Class, consisting of all persons or entities who purchased or otherwise acquired, owned, or sold shares or like interests in any of the PBHG Mutual Funds between November 24, 1998 and November 12, 2003, inclusive, and who were damaged thereby. Plaintiffs and each of the Class members purchased or otherwise acquired or sold shares or other ownership units in PBHG Mutual Funds pursuant to a registration statement and prospectus. The registration statements and prospectuses pursuant to which plaintiffs and the other Class members purchased their shares or other ownership units in the PBHG Mutual Funds are referred to collectively herein as the "Prospectuses." Excluded from the Class are defendants, members of their immediate families and their legal representatives, heirs, successors or assigns and any entity in which defendants have or had a controlling interest.

30. The members of the Class are so numerous that joinder of all members is impracticable. While the exact number of Class members is unknown to plaintiffs at this time and can only be ascertained through appropriate discovery, plaintiffs believe that there are hundreds or thousands of members in the proposed Class. Record owners and other members of the Class may be identified from records maintained by the PBHG Mutual Funds and may be notified of the pendency of this action by mail, using the form of notice similar to that

this action as a class action.

SUBSTANTIVE ALLEGATIONS

Introduction: The Double Standard for Privileged Investors

35. Mutual funds, including the PBHG Mutual Funds, are meant to be long-term investments and are therefore the favored savings vehicles for many Americans' retirement and college funds.

36. However, unbeknownst to investors, from at least as early as November 24, 1998 and until November 12, 2003, inclusive, defendants engaged in fraudulent and wrongful schemes that enabled certain favored investors, including Pilgrim, Appalachian Trails, Christiani, Alan Lederfeind, clients of Wall Street Discount Corp., including the Canary Defendants, and other Doe defendants to reap many millions of dollars in profit, at the expense of plaintiffs and other members of the Class, through secret and illegal timed trading. In exchange for the right to engage in timing, which hurt plaintiffs and other Class members, by artificially and materially affecting the value of the PBHG Mutual Funds, defendant Wall Street Discount Corp. facilitated an agreement between certain of its clients and the PBHG defendants to park substantial assets in the PBHG Mutual Funds, thereby increasing the assets under PBHG Mutual Funds' management and the fees paid to PBHG Mutual Funds' managers, including defendant Pilgrim. The John Doe Defendants also participated in this arrangement to park substantial assets in the PBHG Mutual Funds in exchange for market timing capabilities. The assets parked in the PBHG Funds in exchange for the right to engage in timing have been referred to as "sticky assets." Specifically, Pilgrim Baxter, as manager of the PBHG Mutual Funds, and each of the relevant fund advisers, including Pilgrim, profited from fees Pilgrim Baxter charged to the PBHG Mutual Funds that

were measured as a percentage of the fees under management. In exchange for the right to engage in timed trading, which hurt plaintiffs and the other Class members by artificially and materially affecting the value of the PBHG Mutual Funds, the John Doe Defendants agreed to park substantial assets in PBHG Mutual Funds.

Secret Timed Trading at the Expense of Plaintiffs and Other Members of the Class

37. "Timing" is an arbitrage strategy involving short-term trading that can be used to profit from mutual funds' use of "stale" prices to calculate the value of securities held in the funds' portfolio. These prices are "stale" because they do not necessarily reflect the "fair value" of such securities as of the time the NAV is calculated. A typical example is a U.S. mutual fund that holds Japanese securities. Because of the time zone difference, the Japanese market may close at 2 *a.m.* New York time. If the U.S. mutual fund manager uses the closing prices of the Japanese securities in his or her fund to arrive at an NAV at 4 *p.m.* in New York, he or she is relying on market information that is fourteen hours old. If there has been positive market moves during the New York trading day that will cause the Japanese market to rise when it later opens, the stale Japanese prices will not reflect them, and the fund's NAV will be artificially low. Put another way, the NAV would not reflect the true current market value of the stocks the fund holds. This and similar strategies are known as "time zone arbitrage."

38. A similar type of timing is possible in mutual funds that contain illiquid securities such as high-yield bonds or small capitalization stocks. Here, the fact that some of the PBHG Mutual Funds' underlying securities may not have traded for hours before the New York closing time can render the fund's NAV stale and thus open it to being timed. This is sometimes known as "liquidity arbitrage."

39. Effective timing captures an arbitrage profit that comes dollar-for-dollar out of the pockets of the long-term investors: the timer steps in at the last moment and takes part of the buy-and-hold investors' upside when the market goes up, so the next day's NAV is reduced for those who are still in the fund. If the timer sells short on bad days the arbitrage has the effect of making the next day's NAV lower than it would otherwise have been, thus magnifying the losses that investors are experiencing in a declining market.

40. Besides the wealth transfer of arbitrage (called "dilution"), timers also harm their target funds in a number of other ways. They impose their transaction costs on the long-term investors. Trades necessitated by timer redemptions can also result in the realization of taxable capital gains at an undesirable time, or may result in managers having to sell stock into a falling market.

41. It is widely acknowledged that timing inures to the detriment of long-term mutual fund shareholders and, because of this detrimental effect, the Prospectuses stated that timing is monitored and that the Fund Defendants work to prevent it. These statements were materially false and misleading.

Defendants' Fraudulent Scheme

42. On September 4, 2003 the *Wall Street Journal* reported that the New York Attorney General Elliot Spitzer filed a complaint in New York Supreme Court alleging that certain mutual fund companies secretly allowed, and in some instances facilitated, a New Jersey-based hedge fund to engage in prohibited and/or fraudulent trading in mutual fund shares (the "Spitzer Complaint I"). In return for receiving this favored treatment, which damaged the long-term mutual fund investors, the hedge fund parked funds in financial instruments controlled by

the fund companies or their affiliates to increase fund management fees, and entered into other arrangements which benefitted the fund companies and/or their affiliates. The article reported as follows regarding the matter:

> Edward Stern . . . finds himself at the center of a sweeping investigation into the mutual-fund industry after paying $40 million to settle charges of illegal trading made by the New York State Attorney General's Office. According to the settlement, Mr. Stern's hedge fund, called Canary Capital Partners LLC, allegedly obtained special trading opportunities with leading mutual-fund families -- including Bank of America Corp.'s Federated Funds, Bank One Corp., Janus Capital Group Inc. and Strong Financial Corp. -- by promising to make substantial investments in various funds managed by these institutions.

The article indicated that the fraudulent practices enumerated in the Spitzer Complaint I were just the tip of the iceberg, stating as follows:

> ***In a statement, Mr. Spitzer said "the full extent of this complicated fraud is not yet known," but he asserted that "the mutual-fund industry operates on a double standard" in which certain traders "have been given the opportunity to manipulate the system. They make illegal after-hours trades and improperly exploit market swings in ways that harm ordinary long-term investors."*** [Emphasis added.]

43. The Spitzer Complaint I received substantial press coverage and sparked additional investigations by state agencies, the SEC and U.S. Attorney for the Southern District of New York, and led to calls for more regulation and tougher enforcement of the mutual and hedge fund industries. On September 5, 2003, the *Wall Street Journal* reported that the New York Attorney General's Office had subpoenaed "a large number of hedge funds" and mutual funds as part of its investigation, "underscoring concern among investors that the improper trading of mutual-fund shares could be widespread" and that the SEC, joining the investigation, plans to send letters to mutual funds holding about 75% of assets under management in the U.S.

to inquire about their practices with respect to market-timing and fund-trading practices.

44. On November 13, 2003, defendants filed with the SEC a prospectus supplement revealing the market timing activity in PBHG Mutual Funds:

> ***In connection with an examination of active trading of mutual fund shares by the United States Securities and Exchange Commission ("SEC") and the New York Attorney General ("NYAG"), Pilgrim Baxter received inquiries and subpoenas for documents from those agencies. Pilgrim Baxter retained independent counsel to assist in responding to these inquiries and to conduct a thorough and independent examination of mutual fund shareholder trading practices in the PBHG Fund Family. This internal examination revealed that Mr. Pilgrim had a significant but passive investment in a private investment limited partnership, unaffiliated with Pilgrim Baxter, that actively purchased and redeemed shares of certain PBHG Funds and other mutual funds. This partnership's investment activity in the PBHG Funds was limited to the period from March 2000 to December 2001. Mr. Baxter had knowledge of Mr. Pilgrim's investment and that the limited partnership was actively trading in PBHG Fund shares.*** The internal investigation is ongoing and counsel will report the results of such examination to the PBHG Board of Trustees. In addition, Pilgrim Baxter and the PBHG Fund Family are continuing to cooperate fully with the SEC and the NYAG with respect to their examination of these matters.
>
> ***Pilgrim Baxter determined that certain corrective measures were appropriate relating to the PBHG Fund Family's shareholder trading policies and practices. As a result, Pilgrim Baxter has informed the PBHG Fund Family that: (1) Mr. Pilgrim will contribute to the PBHG Funds all personal profits he received from his investment in the limited partnership for the period March, 2000 to December, 2001; (2) Pilgrim Baxter will reimburse to PBHG Funds management fees earned which were attributable to that limited partnership's investment in PBHG Funds; (3) Pilgrim Baxter will retain an independent accounting firm to conduct a separate review of the adequacy of internal controls and procedures affecting processes and functions critical to the investment management and administration of PBHG Fund Family; and (4) Pilgrim Baxter's current practices of attempting to prevent market timing activity in the PBHG Fund Family will be formally adopted as policies and disclosed in the PBHG Fund Family prospectuses.***

[Emphasis added.]

45. In a letter to PBHG Mutual Fund shareholders issued on that same day, Bullock, President and Chief Executive Officer of Pilgrim Baxter, stated that the internal review of Pilgrim Baxter's past practices "brought into focus conduct that was not, in our view, consistent with the highest standards of professional and ethical behavior."

46. On November 20, 2003, the SEC and the New York Attorney General charged defendants Pilgrim and Baxter, and Pilgrim Baxter, with fraud in connection with the widespread market timing scheme in PBHG Mutual Funds. In a complaint filed in the Supreme Court of New York in New York County (the "Spitzer Complaint II"), the Attorney General alleges that beginning as early as 1998, defendants knowingly permitted market timing in the PBHG Mutual Funds by certain favored investors, including Appalachian Trails and clients of Wall Street Discount Corp. Specifically, the complaint alleges in relevant part as follows:

> from 1998 to present, the PBHG prospectus indicated that PBHG would not permit excessive "in and out" trading. The prospectus limits shareholder exchanges between the PBHG money market fund and the PBHG stock funds to four (4) per year.
>
> * * *
>
> In spite of the four exchange rule that applied to other investors, ***Appalachian made nearly 100 exchanges into and out of the PBHG Growth Fund in 2000 and 2001. Pilgrim's reward was a substantial share of Appalachian's multi-million dollar profits from trading in the PBHG Growth Fund. During the same period of time, a buy-and-hold shareholder invested in the PBHG Growth Fund would have lost over 60% of his investment.***
>
> * * *
>
> In at least one instance, PBHG received "sticky assets" from a Wall Street Discount client.

* * *

> ***Appalachian and WSDC [Wall Street Discount Corp.] clients were not the only timers in the PBHG funds. Numerous other substantial market timers had invaded the funds as early as 1998. By 2000, Defendants estimated timing assets in PBHG funds (i.e., the dollar volume of PBHG mutual funds that was subject to short-term trading) to be in excess of $500 million. In 2001, Defendants estimated timing assets in PBHG funds to be at least $573 million, a substantial portion of which were attributable to Appalachian and clients of Wall Street Discount Corporation.*** [Emphasis added.]

47. In a "Timer Activity Summary" prepared by the Fund Defendants and quoted in the Spitzer Complaint II, defendants identified the market timing activity had reached the following levels by April 20, 2001:

a. in excess of $385 million in the PBHG Growth Fund comprising nearly 11% of the assets of the fund;

b. in excess of $91 million in the PBHG Technology & Communications Fund comprising nearly 7.5% of the fund's assets; and

c. $53 million in the PBHG Emerging Growth Fund comprising nearly 8% of the fund's assets.

48. The Spitzer Complaint II describes the involvement of defendant Appalachian in the illegal trading as such that "[t]he express purpose of Appalachian's formation was to engage in market timing of mutual funds," and that defendants Pilgrim and Baxter granted Appalachian a special dispensation from the market timing rules to "feverishly trade in and out" of PBHG Mutual Funds, including the PBHG Growth Fund and PBHG Technology & Communications Fund. According to the Spitzer Complaint II, a shareholder who held the PBHG Technology & Communications Fund during the same time frame that Appalachian was permitted to engage in market timing of the fund "would have lost over 19% of his investment."

49. An internal Pilgrim Baxter memorandum dated June 22, 1998, quoted in the Spitzer Complaint II, further emphasizes the Fund Defendants' double standard for certain privileged investors, including clients of defendant Wall Street Discount Corp. – which was run by defendant Alan Lederfeind, a personal friend of defendant Gary Pilgrim – to engage in market timing in PBHG Mutual Funds in clear contravention of the market timing policy adopted by the Fund Defendants in mid-1998, which limited shareholders to four exchanges per year from any PBHG funds to the PBHG Cash Reserves Fund. The memorandum stated in relevant part, as follows:

> Pursuant to our recent discussions and increased complaints from the portfolio managers, we have developed and are prepared to implement PBHG's Timer Policy. Shareholders that are found to be exchanging funds or buying and selling shares (in the same dollar amount) more than four times in a twelve month period will have their exchange and/or telephone purchase privileges revoked. ... ***Currently we have identified about 100 timers with approximately $55,000,000 in assets across all funds. Approximately $35,000,000 of theses [sic] assets are attributable to accounts managed by Alan Lederfeind. We have exempted Mr. Lederfeind's accounts from the policy with the understanding that he can only trade in the Growth, Emerging Growth and Technology & Communications Funds ....*** [Emphasis added.]

The Spitzer Complaint II also alleges that the Fund Defendants "arranged to provide to WSDC the portfolio holdings of certain PBHG funds to facilitate timing activities." An internal Pilgrim Baxter email dated August 16, 2001, confirms the continuing exception the Fund Defendants created for clients of Wall Street Discount Corp.: "The only exception to this request is Wall Street Discount, they may continue to trade freely ...."

<u>The Prospectuses Were Materially False and Misleading</u>

50. Prior to investing in any of the PBHG Mutual Funds, including the PBHG Growth

Fund and PBHG Select Growth Fund, plaintiffs and each member of the Class were entitled to and did receive one of the Prospectuses, each of which contained substantially the same materially false and misleading statements and omissions regarding the PBHG Mutual Funds' policies on timed trading.

51. The Prospectuses falsely stated that Pilgrim Baxter actively safeguards shareholders from the harmful effects of timing. Specifically, in language that typically appeared in the Prospectuses, the August 11, 2003 PBHG Select Growth Fund Prospectus states the following with respect to market timing of PBHG Mutual Funds:

> Exchange Between Funds
>
> You may exchange some or all PBHG Class Shares of a Fund for PBHG Class Shares of any other PBHG Fund that has PBHG Class Shares. ***PBHG Class Shares of a Fund may not be exchanged for shares of any other Class of a Fund .... Except for the 2% redemption/exchange fee discussed above for the IRA Capital Preservation Fund,*** there is currently no fee for exchanges; however, a Fund may change or terminate this privilege on 60 days' notice. ***Please note that exchanges into the PBHG Cash Reserves Fund from another PBHG Fund may be made only four (4) times a year.*** [Emphasis added.]
>
> * * *
>
> Redemption/Exchange Fee for IRA Capital Preservation Fund
>
> The IRA Capital Preservation Fund will deduct 2.00% redemption/exchange fee from the redemption or exchange proceeds of any shareholder redeeming or exchanging shares of the Fund held for less than twelve months ....
>
> ... The Fund charges the redemption/exchange fee to help minimize the impact the redemption or exchange may have on the performance of the Fund, to facilitate Fund management and to offset certain transaction costs and other expenses the Fund incurs because of the redemption or exchange. ***The Fund also charges the***

redemption/exchange fee to discourage market timing activity by those shareholders initiating redemptions or exchanges to take advantage of short-term market movements. [Emphasis added.]

52. The Prospectuses failed to disclose and misrepresented the following material and adverse facts:

a. that defendants failed to enforce their policies and practices against market timing and that they knowingly permitted such activity to the detriment of PBHG Mutual Fund shareholders;

b. that defendants had entered into an agreement with defendants Appalachian Trails, Michael Christiani, Alan Lederfeind, and Wall Street Discount Corp.'s clients and John Doe Defendants to time their trading of the PBHG Mutual Funds shares;

c. that, pursuant to that agreement, Pilgrim, Appalachian Trails, Michael Christiani, Wall Street Discount Corporation, Alan Lederfeind, Canary Defendants and John Doe Defendants 1-100 (collectively, the "Market Timer Defendants") regularly timed their trading in the PBHG Mutual Funds shares;

d. that, contrary to the express representations in the Prospectuses, the PBHG Mutual Funds enforced their policy against frequent traders selectively, *i.e.,* they did not enforce it against defendants Appalachian Trails, Michael Christiani, Alan Lederfeind, and Wall Street Discount Corp.'s clients and the John Doe Defendants, and waived the redemption fees, at PBHG Mutual Funds' investors' expense, that defendants Appalachian Trails, Michael Christiani, Alan Lederfeind, and Wall Street Discount Corp.'s clients and the John Doe Defendants should have been required to pay, pursuant to PBHG Mutual Funds' stated policies and current company practices;

e. that the Fund Defendants regularly allowed defendants Appalachian Trails, Michael Christiani, Alan Lederfeind, and Wall Street Discount Corp.'s clients and the John Doe Defendants to engage in trades that were disruptive to the efficient management of the PBHG Mutual Funds and/or increased the PBHG Mutual Funds' costs and thereby reduced the PBHG Mutual Funds' actual performance; and

f. that the Prospectuses falsely represented the amount of compensation paid by the PBHG Mutual Funds to Pilgrim Baxter because of the PBHG Mutual Funds' secret agreement with defendants Appalachian Trails, Michael Christiani, Alan Lederfeind, Wall Street Discount Corp.'s clients and the John Doe Defendants, that provided additional undisclosed compensation to Pilgrim Baxter by the PBHG Mutual Funds and their respective shareholders.

Defendants' Scheme and Fraudulent Course of Business

53. Each defendant is liable for (i) making false statements, or for failing to disclose adverse facts while selling shares of the PBHG Mutual Funds, and/or (ii) participating in a scheme to defraud and/or a course of business that operated as a fraud or deceit on purchasers of the PBHG Mutual Funds shares during the Class Period (the "Wrongful Conduct"). This Wrongful Conduct enabled defendants to profit at the expense of plaintiffs and other Class members.

54. As alleged herein, defendants acted with scienter in that defendants knew that the public documents and statements issued or disseminated in the name of the PBHG Mutual Funds were materially false and misleading; knew that such statements or documents would be issued or disseminated to the investing public; and knowingly and substantially participated or acquiesced in the issuance or dissemination of such statements or documents as primary violations of the federal

securities laws. As set forth elsewhere herein in detail, defendants, by virtue of their receipt of information reflecting the true facts regarding PBHG Mutual Funds, their control over, and/or receipt and/or modification of PBHG Mutual Funds' allegedly materially misleading misstatements and/or their associations with the PBHG Mutual Funds which made them privy to confidential proprietary information concerning the PBHG Mutual Funds, participated in the fraudulent scheme alleged herein.

55. Additionally, the Fund Defendants were highly motivated to allow and facilitate the wrongful conduct alleged herein and participated in and/or had actual knowledge of the fraudulent conduct alleged herein. In exchange for allowing the unlawful practices alleged herein, the Fund Defendants, among other things, received increased management fees as a result of the scheme alleged herein. Moreover, mutual fund managers can easily spot market timing in their mutual funds simply by observing the trading activity within accounts; if the account, or persons controlling more than one account, engage in frequent trades, the manager will know that they are engaging in market timing. The Spitzer Complaint I emphasizes the ease with which the practice can be spotted by fund managers or their employees, as follows:

> Mutual fund managers are aware of the damaging effect that timers have on their funds. And while the effects on individual shareholders may be small once they are spread out over all the investors in a fund, their aggregate impact is not: for example, one recent study estimates that U.S. mutual funds lose $4 billion each year to timers. Eric Zitzewitz, Who Cares About Shareholders? Arbitrage-Proofing Mutual Funds (October 2002) 35, at http://facultygsb.stanford.edu/zitzewitz/Research/arbitrage1002.pdf. While it is virtually impossible for fund managers to identify every timing trade, large movements in and out of funds -- like those made by Canary -- are easy for managers to spot. And mutual fund managers have tools to fight back against timers. [Emphasis in original.]

56. Defendants Appalachian Trails, Michael Christiani, Alan Lederfeind, and Wall Street Discount Corp.'s clients and the John Doe Defendants were motivated to participate in the wrongful scheme by the enormous profits they derived thereby. They systematically pursued the scheme with full knowledge of its consequences to other investors.

VIOLATIONS OF THE SECURITIES ACT

FIRST CLAIM

Against PBHG Funds for Violations of Section 11 of the Securities Act

57. Plaintiffs repeat and reallege each and every allegation contained above as if fully set forth herein, except that, for purposes of this claim, plaintiffs expressly exclude and disclaim any allegation that could be construed as alleging fraud or intentional or reckless misconduct and otherwise incorporates the allegations contained above.

58. This claim is brought pursuant to Section 11 of the Securities Act, 15 U.S.C. § 77k, on behalf of the Class members who acquired PBHG Mutual Funds during the class period against the PBHG Funds.

59. PBHG Funds is the registrant for one or more of the fund shares sold to plaintiffs and the other members of the Class and is statutorily liable under Section 11. PBHG Funds issued, caused to be issued and participated in the issuance of the materially false and misleading written statements and/or omissions of material facts that were contained in the Prospectuses.

60. Prior to purchasing units of the PBHG Select Growth Fund plaintiffs were provided the Prospectus and, similarly, prior to purchasing units of each of the other PBHG Mutual Funds, all Class members likewise received the appropriate prospectus. Plaintiffs and other Class members

purchased shares of the PBHG Mutual Funds traceable to the false and misleading Prospectuses.

61. As set forth herein, the statements contained in the Prospectuses were materially false and misleading for a number of reasons, including that they stated that it was the practice of the PBHG Mutual Funds to monitor and take steps to prevent timed trading because of its adverse effect on fund investors, when, in fact, select investors, including defendants Appalachian Trails, Michael Christiani, Alan Lederfeind, and Wall Street Discount Corp.'s clients and the John Does named as defendants herein were allowed to engage in timed trading and trade at the previous day's price. The Prospectuses failed to disclose and misrepresented, *inter alia,* the following material and adverse facts:

a. that defendants had agreed to allow defendants Appalachian Trails, Michael Christiani, Alan Lederfeind, and Wall Street Discount Corp.'s clients and the John Doe Defendants to time its trading of the PBHG Mutual Funds shares;

b. that, pursuant to that agreement, defendants Appalachian Trails, Michael Christiani, Alan Lederfeind, and Wall Street Discount Corp.'s clients and the John Doe Defendants regularly timed the PBHG Mutual Funds shares;

c. that, contrary to the express representations in the Prospectuses and defendant Pilgrim Baxter's current policies and practices, the PBHG Mutual Funds enforced their policy against frequent traders selectively, *i.e.,* they did not enforce it against the defendants Appalachian Trails, Michael Christiani, Alan Lederfeind, and Wall Street Discount Corp.'s clients and the John Doe Defendants;

d. that the Fund Defendants regularly allowed select favored investors, including defendants Appalachian Trails, Michael Christiani, Alan Lederfeind, and Wall Street

Discount Corp.'s clients and John Doe Defendants, to engage in trades that were disruptive to the efficient management of the PBHG Mutual Funds and/or increased the PBHG Mutual Funds' costs and thereby reduced the PBHG Mutual Funds' actual performance; and

e. the Prospectuses failed to disclose that, pursuant to the unlawful agreements, the Fund Defendants benefitted financially at the expense of the PBHG Mutual Funds investors.

62. Plaintiffs and the Class have sustained damages. The value of the PBHG Mutual Funds' shares decreased substantially subsequent to and due to defendants' violations.

63. By reason of these false and misleading statements, plaintiffs and the other Class members who purchased or otherwise acquired PBHG Mutual Funds during the Class Period are entitled to damages as defined by Section 11(e) of the Securities Act of 1933.

64. At the time they purchased the PBHG Mutual Funds shares traceable to the defective Prospectuses, plaintiffs and Class members were without knowledge of the facts concerning the false and misleading statements or omission alleged herein and could not reasonably have possessed such knowledge. This claim was brought within the applicable statute of limitations.

SECOND CLAIM

Against PBHG Funds for Violations of Section 12 of the Securities Act

65. Plaintiffs repeat and reallege each and every allegation contained above, except that for purposes of this claim, plaintiffs expressly exclude and disclaim any allegation that could be construed as alleging fraud or intentional or reckless misconduct and otherwise incorporates the

allegations contained above.

66. This claim is brought pursuant to Section 12(a)(2) of the Securities Act, 15 U.S.C. § 77l(a)(2), on behalf of the Class members who acquired PBHG Mutual Funds during the class period against the PBHG Funds.

67. PBHG Funds offered and/or sold shares of the PBHG Mutual Funds to plaintiffs and the other members of the Class and is statutorily liable under Section 12(a)(2). PBHG Funds issued, caused to be issued and participated in the issuance of the materially false and misleading written statements and/or omissions of material facts that were contained in the Prospectuses, and knew, or in the exercise of reasonable, would have known, of the materially false and misleading written statements and/or omissions of material facts..

68. Prior to purchasing units of the PBHG Select Growth Fund plaintiffs were provided the Prospectus and, similarly, prior to purchasing units of each of the other PBHG Mutual Funds, all Class members likewise received the appropriate prospectus. Plaintiffs and other Class members purchased shares of the PBHG Mutual Funds pursuant to the false and misleading Prospectuses.

69. As set forth herein, the statements contained in the Prospectuses were materially false and misleading for a number of reasons, including that they stated that it was the practice of the PBHG Mutual Funds to monitor and take steps to prevent timed trading because of its adverse effect on fund investors, when, in fact, select investors, including defendants Appalachian Trails, Michael Christiani, Alan Lederfeind, and Wall Street Discount Corp.'s clients and the John Does named as defendants herein were allowed to engage in timed trading and trade at the previous day's price. The Prospectuses failed to disclose and misrepresented, *inter alia,* the following material and adverse facts:

a. that defendants had agreed to allow defendants Appalachian Trails, Michael Christiani, Alan Lederfeind, and Wall Street Discount Corp.'s clients and the John Doe Defendants to time its trading of the PBHG Mutual Funds shares;

b. that, pursuant to that agreement, defendants Appalachian Trails, Michael Christiani, Alan Lederfeind, and Wall Street Discount Corp.'s clients and the John Doe Defendants regularly timed the PBHG Mutual Funds shares;

c. that, contrary to the express representations in the Prospectuses and defendant Pilgrim Baxter's current policies and practices, the PBHG Mutual Funds enforced their policy against frequent traders selectively, *i.e.*, they did not enforce it against the defendants Appalachian Trails, Michael Christiani, Alan Lederfeind, and Wall Street Discount Corp.'s clients and the John Doe Defendants;

d. that the Fund Defendants regularly allowed select favored investors, including defendants Appalachian Trails, Michael Christiani, Alan Lederfeind, and Wall Street Discount Corp.'s clients and John Doe Defendants, to engage in trades that were disruptive to the efficient management of the PBHG Mutual Funds and/or increased the PBHG Mutual Funds' costs and thereby reduced the PBHG Mutual Funds' actual performance; and

e. the Prospectuses failed to disclose that, pursuant to the unlawful agreements, the Fund Defendants benefitted financially at the expense of the PBHG Mutual Funds investors.

70. Plaintiffs and the Class have sustained damages. The value of the PBHG Mutual Funds' shares decreased substantially subsequent to and due to defendants' violations.

71. By reason of these false and misleading statements, plaintiffs and the other Class members who purchased or otherwise acquired PBHG Mutual Funds during the Class Period are entitled to damages and/or rescission as defined by Section 12(a)(2) and 12(b) of the Securities Act of 1933.

72. At the time they purchased the PBHG Mutual Funds shares pursuant to the defective Prospectuses, plaintiffs and Class members were without knowledge of the facts concerning the false and misleading statements or omission alleged herein and could not reasonably have possessed such knowledge. This claim was brought within the applicable statute of limitations.

THIRD CLAIM

Against Old Mutual Asset Management, Pilgrim Baxter, Pilgrim, and Baxter as Control Persons of PBHG Funds for Violations of Section 15 of the Securities Act

73. Plaintiffs repeat and reallege each and every allegation contained above, except that for purposes of this claim, plaintiffs expressly exclude and disclaim any allegation that could be construed as alleging fraud or intentional or reckless misconduct and otherwise incorporates the allegations contained above.

74. This Claim is brought pursuant to Section 15 of the Securities Act against Old Mutual Asset Management, Pilgrim Baxter, Pilgrim and Baxter as control persons of PBHG Funds.

75. PBHG Funds is liable under Section 11 of the Securities Act as set forth herein.

76. Each of Old Mutual Asset Management, Pilgrim Baxter, Pilgrim and Baxter was a "control person" of PBHG Funds within the meaning of Section 15 of the Securities Act, by virtue of their position of operational control and/or authority over PBHG Funds -- Old Mutual Asset Management, Pilgrim Baxter, Pilgrim and Baxter, directly and indirectly, had the power and

authority, and exercised the same, to cause PBHG Funds to engage in the wrongful conduct complained of herein. Old Mutual Asset Management, Pilgrim Baxter, Pilgrim and Baxter issued, caused to be issued, and participated in the issuance of materially false and misleading statements in the Prospectuses.

77. Pursuant to Section 15 of the Securities Act, by reason of the foregoing, Old Mutual Asset Management, Pilgrim Baxter, Pilgrim and Baxter are liable to plaintiffs to the same extent as is PBHG Funds for its primary violations of Section 11 of the Securities Act.

78. By virtue of the foregoing, plaintiffs and other Class members are entitled to damages against Old Mutual Asset Management, Pilgrim Baxter, Pilgrim and Baxter.

VIOLATIONS OF THE EXCHANGE ACT

APPLICABILITY OF PRESUMPTION OF RELIANCE: FRAUD-ON-THE-MARKET DOCTRINE

79. At all relevant times, the market for PBHG Mutual Funds were an efficient market for the following reasons, among others:

a. The PBHG Mutual Funds met the requirements for listing, and were listed and actively bought and sold through a highly efficient and automated market;

b. As regulated entities, periodic public reports concerning the PBHG Mutual Funds were regularly filed with the SEC;

c. Persons associated with the PBHG Mutual Funds regularly communicated with public investors *via* established market communication mechanisms, including through regular disseminations of press releases on the national circuits of major newswire services and through other wide-ranging public disclosures, such as communications with the financial press and other similar reporting services; and

d. The PBHG Mutual Funds were followed by several securities analysts employed by major brokerage firms who wrote reports which were distributed to the sales force and certain customers of their respective brokerage firms. Each of these reports was publicly available and entered the public marketplace.

80. As a result of the foregoing, the market for the PBHG Mutual Funds promptly digested current information regarding PBHG Mutual Funds from all publicly available sources and reflected such information in the respective PBHG Mutual Funds' NAV. Investors who purchased or otherwise acquired shares or interests in the PBHG Mutual Funds relied on the integrity of the market for such securities. Under these circumstances, all purchasers of the PBHG Mutual Funds during the Class Period suffered similar injury through their purchase or acquisition of PBHG Mutual Funds securities at distorted prices that did not reflect the risks and costs of the continuing course of conduct alleged herein, and a presumption of reliance applies.

FOURTH CLAIM

Violation Of Section 10(b) Of The Exchange Act And Rule 10b-5 Promulgated Thereunder Against All Defendants Except Old Mutual

81. Plaintiffs repeat and reallege each and every allegation contained above as if fully set forth herein except for Claims brought pursuant to the Securities Act.

82. During the Class Period, each of the defendants carried out a plan, scheme and course of conduct which was intended to and, throughout the Class Period, did deceive the investing public, including plaintiffs and other Class members, as alleged herein and cause plaintiffs and other

members of the Class to purchase and/or sell PBHG Mutual Funds shares or interests at distorted prices and to otherwise suffer damages. In furtherance of this unlawful scheme, plan and course of conduct, defendants took the actions set forth herein.

83. Defendants (i) employed devices, schemes, and artifices to defraud; (ii) made untrue statements of material fact and/or omitted to state material facts necessary to make the statements not misleading; and (iii) engaged in acts, practices, and a course of business which operated as a fraud and deceit upon the purchasers of the PBHG Mutual Funds' securities, including plaintiffs and other members of the Class, in an effort to enrich themselves through undisclosed manipulative trading tactics by which they wrongfully appropriated PBHG Mutual Funds' assets and otherwise distorted the pricing of their securities in violation of Section 10(b) of the Exchange Act and Rule 10b-5. All defendants are sued as primary participants in the wrongful and illegal conduct and scheme charged herein.

84. Defendants, individually and in concert, directly and indirectly, by the use, means or instrumentalities of interstate commerce and/or of the mails, engaged and participated in a continuous course of conduct to conceal adverse material information about the PBHG Mutual Funds' operations, as specified herein.

85. These defendants employed devices, schemes and artifices to defraud and a course of conduct and scheme as alleged herein to unlawfully manipulate and profit from secretly timed trading and thereby engaged in transactions, practices and a course of business which operated as a fraud and deceit upon plaintiffs and members of the Class.

86. The defendants had actual knowledge of the misrepresentations and omissions of material facts set forth herein, or acted with reckless disregard for the truth in that they failed to

ascertain and to disclose such facts, even though such facts were available to them. Such defendants' material misrepresentations and/or omissions were done knowingly or recklessly and for the purpose and effect of concealing the truth.

87. As a result of the dissemination of the materially false and misleading information and failure to disclose material facts, as set forth above, the market price of PBHG Mutual Funds securities were distorted during the Class Period such that they did not reflect the risks and costs of the continuing course of conduct alleged herein. In ignorance of these facts that market prices of the shares were distorted, and relying directly or indirectly on the false and misleading statements made by the Fund Defendants, or upon the integrity of the market in which the securities trade, and/or on the absence of material adverse information that was known to or recklessly disregarded by defendants but not disclosed in public statements by defendants during the Class Period, plaintiffs and the other members of the Class acquired and/or sold the shares or interests in the PBHG Mutual Funds during the Class Period at distorted prices and were damaged thereby.

88. At the time of said misrepresentations and omissions, plaintiffs and other members of the Class were ignorant of their falsity, and believed them to be true. Had plaintiffs and other members of the Class and the marketplace known of the truth concerning the PBHG Mutual Funds' operations, which were not disclosed by defendants, plaintiffs and other members of the Class would not have purchased or otherwise acquired their shares or, if they had acquired such shares or other interests during the Class Period, they would not have acquired or sold such shares at the distorted prices which they paid and/or received.

89. By virtue of the foregoing, defendants have violated Section 10(b) of the Exchange Act, and Rule 10b-5 promulgated thereunder.

90. As a direct and proximate result of defendants' wrongful conduct, plaintiffs and the other members of the Class suffered damages in connection with their respective purchases and sales of the PBHG Mutual Funds shares during the Class Period.

FIFTH CLAIM

Against Old Mutual (as a Control Person of Pilgrim Baxter and PBHG Funds); Pilgrim (as a Control Person of Pilgrim Baxter, PBHG Funds and Appalachian Trails); Baxter (as a Control Person of Pilgrim Baxter and PBHG Funds); Pilgrim Baxter (as a Control Person of PBHG Funds); Michael Christiani (as a Control Person of Appalachian Trails); Alan Lederfeind (as a Control Person of Wall Street Discount Corp.); and Edward J. Stern (as a Control Person of the other Canary Defendants) for Violations of Section 20(a) of the Exchange Act

91. Plaintiffs repeat and reallege each and every allegation contained above as if fully set forth herein except for Claims brought pursuant to the Securities Act.

92. This Claim is brought pursuant to Section 20(a) of the Exchange Act against Old Mutual Asset Management, as a control person of Pilgrim Baxter and PBHG Funds; Pilgrim, as a control person of Pilgrim Baxter, PBHG Funds and Appalachian Trails; Baxter, as a control person of Pilgrim Baxter and PBHG Funds; Pilgrim Baxter as a control person of PBHG Funds; Michael Christiani, as a Control Person of Appalachian Trails, Alan Lederfeind, as a Control Person of Wall Street Discount Corp.; and Edward J. Stern, as a Control Person of the other Canary Defendants.

93. Each of the defendants listed above acted as controlling persons of the respective entities within the meaning of Section 20(a) of the Exchange Act for the reasons alleged herein. By virtue of their operational and management control of PBHG Funds' business and systematic involvement in the fraudulent scheme alleged herein, Old Mutual Asset Management, Pilgrim, Baxter, and Pilgrim Baxter each had the power to influence and control and did influence and

control, directly or indirectly, the decision-making and actions of PBHG Funds, including the content and dissemination of the various statements which plaintiffs contend are false and misleading. Old Mutual Asset Management, Pilgrim, Baxter and Pilgrim Baxter had the ability to prevent the issuance of the statements alleged to be false and misleading or cause such statements to be corrected.

94. By virtue of their operational and management control of Appalachian Trails' business and systematic involvement in the fraudulent scheme alleged herein, Pilgrim and Michael Christiani each had the power to influence and control and did influence and control, directly or indirectly, the decision-making and actions of Appalachian Trails. Pilgrim and Christiani had the ability to prevent the participation of Appalachian Trails in the above-described fraudulent scheme and course of conduct.

95. By virtue of his operational and management control of Wall Street Discount Corp., Alan Lederfeind had the power to influence and control and did influence and control, directly or indirectly, the decision-making and actions of Wall Street Discount Corp. Alan Lederfeind had the ability to prevent the participation of Wall Street Discount Corp. in the above-described fraudulent scheme and course of conduct.

96. By virtue of his operational and management control of the other Canary Defendants, Edward J. Stern had the power to influence and control and did influence and control, directly or indirectly, the decision-making and actions of the other Canary Defendants. Edward J. Stern had the ability to prevent the participation of the other Canary Defendants in the above-described fraudulent scheme and course of conduct.

97. In particular, each of Old Mutual Asset Management, Pilgrim, Baxter, and Pilgrim

Baxter had direct and supervisory involvement in the operations of PBHG Funds and, therefore, is presumed to have had the power to control or influence the particular transactions giving rise to the securities violations as alleged herein, and exercised the same. Each of Pilgrim and Michael Christiani had direct and supervisory involvement in the operations of Appalachian Trails and, therefore, is presumed to have had the power to control or influence the particular transactions giving rise to the securities violations as alleged herein, and exercised the same. Alan Lederfeind had direct and supervisory involvement in the operations of Wall Street Discount Corp., and, therefore, is presumed to have had the power to control or influence the particular transactions giving rise to the securities violations as alleged herein, and exercised the same. Edward J. Stern had direct and supervisory involvement in the operations of the other Canary Defendants and, therefore, is presumed to have had the power to control or influence the particular transactions giving rise to the securities violations as alleged herein, and exercised the same.

98. As set forth above, Pilgrim, Baxter, Pilgrim Baxter, Appalachian Trails, Wall Street Discount Corp., and the Canary Defendants each violated Section 10(b) and Rule l0b-5 by their acts and omissions as alleged in this Complaint. By virtue of their positions as controlling persons, Old Mutual Asset Management, Pilgrim, Baxter, Pilgrim Baxter, Christiani, Lederfeind and Stern are liable pursuant to Section 20(a) of the Exchange Act. As a direct and proximate result of defendants' wrongful conduct, plaintiffs and other members of the Class suffered damages in connection with their purchases and/or sales of PBHG Mutual Funds' securities during the Class Period.

VIOLATIONS OF THE INVESTMENT ADVISERS ACT

SIXTH CLAIM

For Violations of Section 206 of The Investment Advisers Act of 1940 Against Pilgrim Baxter [15 U.S.C. §80b-6 and 15 U.S.C. §80b-15]

99. Plaintiffs repeat and reallege each and every allegation contained above as if fully set forth herein.

100. This Count is based upon Section 215 of the Investment Advisers Act, 15 U.S.C. §80b-15.

101. Pilgrim Baxter served as an "investment adviser" to plaintiffs and other members of the Class pursuant to the Investment Advisers Act.

102. As a fiduciary pursuant to the Investment Advisers Act, Pilgrim Baxter was required to serve plaintiffs and other members of the Class in a manner in accordance with the federal fiduciary standards set forth in Section 206 of the Investment Advisers Act, 15 U.S.C. §80b-6, governing the conduct of investment advisers.

103. During the Class Period, Pilgrim Baxter breached its fiduciary duties owed to plaintiffs and the other members of the Class by engaging in a deceptive contrivance, scheme, practice and course of conduct pursuant to which it knowingly and/or recklessly engaged in acts, transactions, practices and courses of business which operated as a fraud upon plaintiffs and other members of the Class. As detailed above, Pilgrim Baxter *inter alia* allowed defendants Appalachian Trails, Michael Christiani, Alan Lederfeind, Wall Street Discount Corp.'s clients, and other John Doe Defendants to secretly engage in timed trading of the PBHG Mutual Funds shares. The purposes and effect of said scheme, practice and course of conduct was to enrich Pilgrim Baxter,

among other defendants, at the expense of plaintiffs and other members of the Class.

104. Pilgrim Baxter breached its fiduciary duties owed to plaintiffs and other Class members by engaging in the aforesaid transactions, practices and courses of business knowingly or recklessly so as to constitute a deceit and fraud upon plaintiffs and the Class members.

105. Pilgrim Baxter is liable as a direct participant in the wrongs complained of herein. Pilgrim Baxter, because of its position of authority and control over PBHG Funds, was able to and did: (1) control the content of the Prospectuses; and (2) control the operations of the PBHG Mutual Funds.

106. Pilgrim Baxter had a duty to (1) disseminate accurate and truthful information with respect to the PBHG Mutual Funds; and (2) truthfully and uniformly act in accordance with its stated policies and fiduciary responsibilities to plaintiffs and members of the Class. Pilgrim Baxter participated in the wrongdoing complained of herein in order to prevent plaintiffs and other members of the Class from knowing of Pilgrim Baxter's breaches of fiduciary duties including: (1) increasing its profitability at plaintiffs' and other members of the Class' expense by allowing defendants Appalachian Trails, Michael Christiani, Alan Lederfeind, Wall Street Discount Corp.'s clients, and the John Doe Defendants to secretly time their trading of the PBHG Mutual Funds shares; and (2) placing its interests ahead of the interests of plaintiffs and other members of the Class.

107. As a result of Pilgrim Baxter's multiple breaches of its fiduciary duties owed plaintiffs and other members of the Class, plaintiffs and other Class members were damaged.

108. Plaintiffs and other Class members are entitled to rescind their investment advisory contracts with Pilgrim Baxter and recover all fees paid in connection with their enrollment pursuant to such agreements.

SEVENTH CLAIM

Against Pilgrim, Appalachian Trails, Michael Christiani, Wall Street Discount Corporation, Alan Lederfeind, Canary Defendants and John Doe Defendants 1-100 (The "Market Timer Defendants") for New York State Common Law Unjust Enrichment

109. Pilgrim, Appalachian Trails, Michael Christiani, Wall Street Discount Corporation, Alan Lederfeind, Canary Defendants and John Doe Defendants 1-100 (the "Market Timer Defendants") each profited at plaintiffs' and Class members' expense through the illicit trades described above.

110. These profits are ill-gotten gains which rightfully belong to plaintiffs and the Class, and should be disgorged, and were obtained through knowing violation of SEC rules and prohibitions contained in the Prospectuses. The gains received by the Market Timer Defendants were taken directly, dollar-for-dollar, from plaintiffs and other Class members; the Market Timer Defendants benefitted from the receipt of these monies; and under principles of equity and good conscience, the Market Timer Defendants should not be permitted to retain such monies.

111. The Market Timer Defendants should be enjoined from engaging in or otherwise further conducting late trades or timing of the PBHG Mutual Funds.

EIGHTH CLAIM

Against the Fund Defendants for Violations of Section 36 of The Investment Company Act of 1940 [15 U.S.C. § 80a-35]

112. Plaintiffs repeat and reallege each and every allegation contained above as if fully set forth herein.

113. This claim for relief is brought pursuant to Section 36 of the Investment Company Act of 1940 against the Fund Defendants.

114. Under Section 36 of the Investment Company Act, the Fund Defendants shall be deemed to owe a fiduciary duty to plaintiffs and other Class members with respect to the receipt of fees and compensation that the Fund Defendants receive for services of a material nature.

115. Here, the Fund Defendants have devised and implemented a scheme to obtain substantial compensation throughout the Class Period and in violation of their fiduciary duties to their customers, *i.e.*, plaintiffs and Class members.

116. The Fund Defendants engaged in such scheme to only benefit themselves by adopting a policy where timing was permitted in the funds, which caused harm to the unsuspecting long-term investors.

117. The Fund Defendants have breached the fiduciary duties they owed to plaintiffs and other Class members by, among other things, devising this plan and scheme solely for their own benefit and by failing to reveal to plaintiffs and the Class members material facts which would allow them to make informed decisions about the true value and performance of the PBHG Mutual Funds.

118. Plaintiffs and other class members have been injured as a result of the Fund Defendants' breaches of fiduciary duty and violation of Section 36 of the Investment Company Act of 1940.

PRAYER FOR RELIEF

WHEREFORE, plaintiffs pray for relief and judgment, as follows:

(a) Determining that this action is a proper class action and appointing plaintiffs as Lead Plaintiffs and their counsel as Lead Counsel for the Class and certifying them as class representatives under Rule 23 of the Federal Rules of Civil Procedure;

(b) Awarding compensatory damages in favor of plaintiffs and other Class members against all defendants, jointly and severally, for all damages sustained as a result of defendants' wrongdoing, in an amount to be proven at trial, including interest thereon;

(c) Awarding plaintiffs and the Class, to the extent they still hold shares of the PBHG Mutual Funds, compensatory damages and/or rescissory damages;

(d) Awarding plaintiffs and other members of the Class rescission of their contracts with Pilgrim Baxter, including recovery of all fees which would otherwise apply, and recovery of all fees paid to Pilgrim Baxter or any other defendant pursuant to such agreements;

(e) Causing the defendants to account for wrongfully gotten gains, profits and compensation and to make restitution of same and disgorge them;

(f) Enjoining defendants from the further carrying out the fraudulent scheme and course of conduct described above;

(g) Awarding plaintiffs and the Class reasonable costs and expenses incurred in this action, including counsel fees and expert fees; and

(h) Such other and further relief as the Court may deem just and proper.

JURY TRIAL DEMANDED

Plaintiffs hereby demand a trial by jury.

Dated: December 30, 2003

COHEN, MILSTEIN, HAUSFELD & TOLL, P.L.L.C.

Catherine A. Torell

Susan R. Schwaiger (SS-8653)
Catherine A. Torell (CT-0905)
150 East 52nd Street, 30th Floor
New York, NY 10022
Telephone: (212) 838-7797
Facsimile: (212) 838-7745

- and -

Steven J. Toll
Daniel S. Sommers
Joshua S. Devore
Adam T. Savett
1100 New York Avenue, N.W.
West Tower, Suite 500
Washington, DC 20005
Telephone: (202) 408-4600
Facsimile: (202) 408-4699

LAW OFFICE OF KLARI NEUWELT
Klari Neuwelt (KN-5631)
110 E. 59th Street
New York, NY 10022
Telephone: (212) 593-8800
Facsimile: (212) 593-9131

Attorneys for Plaintiffs

CERTIFICATION OF PLAINTIFF
PURSUANT TO FEDERAL SECURITIES LAWS

I, PAUL G. ROBERT, ("Plaintiff") declare as to the claims asserted under the federal securities laws, that:

1. I have reviewed the class action complaint asserting securities claims against Pilgrim Baxter Mutual Funds and wish to join as a plaintiff, retaining Cohen, Milstein, Hausfeld & Toll, P.L.L.C. as my counsel.

2. Plaintiff did not purchase the security that is the subject of this action at the direction of plaintiff's counsel or in order to participate in this private action.

3. Plaintiff is willing to serve as a representative party on behalf of the class, including providing testimony at deposition and trial, if necessary.

4. My transactions in Pilgrim Baxter Mutual Funds during the Class Period (November 24, 1998 through November 12, 2003) are listed below:

Security	# of shares	Transaction (buy/sell)	Date	Price Per Share
PBHG SELECT	1,004.285	BUY	7/7/00	$74.68
GROWTH FUND	47.288	BUY (DIVIDEND REINVESTMENT)	12/13/00	51.86
(PBHEX)	1,051.573	SELL	6/26/02	18.73

Total investment $75,000.00 + DIVIDEND REINVESTMENT OF $2,452.36 = $77,452.36

5. During the three years prior to the date of this Certificate, Plaintiff has not sought to serve or served as a representative party for a class in the following actions under the federal securities laws except as follows:

6. Plaintiff will not accept any payment for serving as a representative party on behalf of the class beyond plaintiff's pro rata share of any recovery, except such reasonable costs and expenses (including lost wages) directly relating to the representation of the class as ordered or approved by the court.

I declare under penalty of perjury that the foregoing true and correct.

Executed this 5th Day of December, 2003.

Signed: Paul G. Robert

PAUL G. ROBERT

Name

1560 NORTH SANDBURG TERRACE

Address APT. 3204

CHICAGO, ILLINOIS 60610

COOK

County

(312) 440-9438

Phone

PAULGROBERT@YAHOO.COM

E-Mail address

CERTIFICATION

Risa B. Schneps declares the following under penalty of perjury:

1. I have reviewed the draft complaint in this action and authorize its filing on my behalf.

2. I did not purchase or acquire the securities that are the subject of the complaint (units of PBHG Mutual Funds) at the direction of plaintiff's counsel or in order to participate in any private action for securities fraud.

3. I am willing to serve as a representative party on behalf of a class, including providing testimony at deposition and trial, if necessary.

4. My transactions (which consisted of the receipt of additional units pursuant to the PBHG dividend reinvestment plan) in any of the PBHG funds during the class period specified in the complaint (November 24, 1998 through November 12, 2003) were as follows:

PBHG Growth Fund (PBHGX):

Date	Number Of Units Received	Price Per Unit
12/10/99	.9290	$42.64
12/13/00	.5500	$36.15
12/13/00	3.1980	$36.15

5. I have not sought to serve as a representative in any class or other representative action filed under the federal securities laws during the last three-year period.

6. I will not accept any payment for serving as a representative party on behalf of a class other than my pro rata share of any recovery, except as ordered or approved by the Court.

Dated: December 20, 2003

Risa B. Schneps

$150.00

1

UNITED STATES DISTRICT COURT
EASTERN DISTRICT OF PENNSYLVANIA

DAVID ROBERTS, Individually and On Behalf of All Others Similarly Situated, Plaintiff, vs. PILGRIM BAXTER & ASSOCIATES, LTD., PBHG FUND DISTRIBUTORS, PBHG FUNDS, HAROLD J. BAXTER, GARY L. PILGRIM, PBHG GROWTH FUND, PBHG EMERGING GROWTH FUND, PBHG LARGE CAP GROWTH FUND, PBHG SELECT GROWTH FUND, PBHG FOCUSED VALUE FUND, PBHG LARGE CAP VALUE FUND, PBHG MID-CAP VALUE FUND, PBHG SELECT EQUITY FUND, PBHG SMALL CAP VALUE FUND, PBHG LARGE CAP 20 FUND, PBHG STRATEGIC SMALL COMPANY FUND, PBHG DISCIPLINED EQUITY FUND, PBHG LARGE CAP FUND, PBHG MID-CAP FUND, PBHG SMALL CAP FUND, PBHG CLIPPER FOCUS FUND, PBHG SMALL CAP VALUE FUND, TS&W SMALL CAP VALUE FUND, LLC, PBHG REIT FUND, PBHG TECHNOLOGY & COMMUNICATIONS FUND, PBHG IRA CAPITAL PRESERVATION FUND, PBHG INTERMEDIATE FIXED INCOME FUND, PBHG CASH RESERVES FUND, PBHG LIMITED FUND and DOES 1 - 100, Defendants.	**CIVIL ACTION NO.** 04CV54 CLASS ACTION COMPLAINT **<u>JURY TRIAL DEMANDED</u>** 7

Plaintiff, David Roberts ("Plaintiff"), individually and on behalf of all other persons similarly situated, by his undersigned attorneys, for his complaint against Defendants, alleges the following based upon personal knowledge as to himself and his own acts, and information and belief as to all

(29) 1-7-04

other matters, based upon, *inter alia*, the investigation conducted by and through his attorneys, which included, among other things, a review of the Defendants' public documents, conference calls and announcements made by Defendants, United States Securities and Exchange Commission ("SEC") filings, wire and press releases published by and regarding the PBHG Family of Mutual Funds and advisories about the funds, and information readily obtainable on the Internet. Plaintiff believes that substantial evidentiary support exists for the allegations set forth herein after a reasonable opportunity for discovery.

NATURE OF THE ACTION

1. This is a class action on behalf of a class (the "Class") of all purchasers, redeemers and holders of PBHG family of funds (as defined below), who purchased, held, or otherwise acquired shares between November 13,1998 and November 13, 2003 (the "Class Period"), seeking to pursue remedies under the Securities Act of 1933 (the "Securities Act"), the Securities Exchange Act of 1934 (the "Exchange Act"), the Investment Company Act of 1940 (the "Investment Company Act"), and for common law breach of fiduciary duties.

JURISDICTION AND VENUE

2. The claims asserted herein arise under and pursuant to Sections 10(b), and 20(a) of the Exchange Act, [15 U.S.C. §§ 78j(b) and 78t(a)], and Rule 10b-5 promulgated thereunder [17 C.F.R. § 240.10b-5]. Additionally, this action arises under Sections 11 and 15 of the Securities Act of 1933 (the "Securities Act") [15 U.S.C. §§ 77k, 771(a)(2), and 77(o)] and pursuant to § 36 of the Investment Company Act [15 U.S.C. § 80a-35].

3. This Court has jurisdiction over the subject matter of this action pursuant to § 27 of the Exchange Act of 1934 [15 U.S.C. § 78aa]; Section 22 of the Securities Act [15 U.S.C. § 77v];

and 36 of the Investment Company Act [15 U.S.C. § 80a-35].

4. Venue is proper in this District pursuant to 28 U.S.C. § 1391(b), as many of the acts and practices complained of herein occurred in substantial part in this District.

5. In connection with the acts alleged in this complaint, Defendants, directly or indirectly, used the means and instrumentalities of interstate commerce, including, but not limited to, the mails, interstate telephone communications and the facilities of the national securities markets.

PARTIES

6. Plaintiff David Roberts bought and held shares of PBHG Large Cap 20 Fund, PBHG Large Cap Value Fund, PBHG Select Equity Fund, PBHG Technology & Communications Fund, and PBHG Limited Fund during the Class Period, and has suffered damages as a result of the wrongful acts of Defendants as alleged herein.

7. Defendant Pilgrim Baxter & Associates, Ltd. ("Pilgrim Baxter") is a registered investment adviser located in Wayne, Pennsylvania. Pilgrim Baxter manages the PBHG Family of Mutual Funds. Pilgrim Baxter maintains its principle place of business at 1400 Liberty Ridge Drive, Wayne, Pennsylvania 19087.

8. The PBHG Funds are the registrant and issuer of the shares the PBHG Family of Mutual Funds. The PBHG Funds maintains its principle place of business at 1400 Liberty Ridge Drive, Wayne, Pennsylvania 19087.

9. PBHG Fund Distributors is the distributor of the PBHG Family of Mutual Funds and maintains its principle place of business at 1400 Liberty Ridge Drive, Wayne, Pennsylvania 19087.

10. Defendant Harold J. Baxter ("Baxter") was one of the co-founders of Pilgrim Baxter.

During the Class Period, Defendant Baxter served as chief executive officer and chairman. On November 13, 2003, Pilgrim Baxter announced that Defendant Baxter had stepped down from his position with Pilgrim Baxter.

11. Defendant Gary L. Pilgrim ("Pilgrim") was one of the co-founders of Pilgrim Baxter. During the Class Period, Defendant Pilgrim served as chief operating officer. On November 13, 2003, Pilgrim Baxter announced that Defendant Pilgrim had stepped down from his position with Pilgrim Baxter.

12. Defendants PBHG Growth Fund, PBHG Emerging Growth Fund, PBHG Large Cap Growth Fund, PBHG Select Growth Fund, PBHG Focused Value Fund, PBHG Large Cap Value Fund, PBHG Mid-Cap Value Fund, PBHG Select Equity Fund, PBHG Small Cap Value Fund, PBHG Large Cap 20 Fund, PBHG Strategic Small Company Fund, PBHG Disciplined Equity Fund, PBHG Large Cap Fund, PBHG Mid-Cap Fund, PBHG Small Cap Fund, PBHG Clipper Focus Fund, PBHG Small Cap Value Fund, TS&W Small Cap Value Fund, LLC, PBHG Focused Fund, PBHG REIT Fund, PBHG Technology & Communications Fund, PBHG IRA Capital Preservation Fund, PBHG Intermediate Fixed Income Fund, PBHG Limited Fund, and PBHG Cash Reserves Fund (collectively referred as the "PBHG Mutual Funds") are mutual funds that are registered under the Investment Company Act and managed by Pilgrim Baxter with its principle place of business located 1400 Liberty Ridge Drive, Wayne, PA 14087.

13. The true names and capacities (whether individual, corporate, associate, or otherwise) of Defendants Does 1 through 100, inclusive, and each of them, are unknown to Plaintiff, who sues said Defendants by such fictitious names. Plaintiff is informed and believes and thereon alleges that each of the Defendants fictitiously named herein is legally responsible in some actionable manner

for the events described herein, and thereby proximately caused the damage to the Plaintiff and the members of the Class.

CLASS ACTION ALLEGATIONS

14. Plaintiff brings this action as a federal class action pursuant to Federal Rules of Civil Procedure 23(a) and (b)(3) on behalf of a class (the "Class"), consisting of all purchasers, redeemers and holders of the mutual fund shares that are the subject of this lawsuit, who purchased, held, or otherwise acquired shares between November 13, 1998 and November 13, 2003, inclusive, (the "Class Period") and who were damaged thereby. Excluded from the Class are Defendants, the officers and directors of the Company, members of their immediate families and their legal representatives, heirs, successors or assigns and any entity in which Defendants have or had a controlling interest.

15. The members of the Class are so numerous that joinder of all members is impracticable. While the exact number of Class members is unknown to Plaintiff at this time and can only be ascertained through appropriate discovery, Plaintiff believes that there are hundreds or thousands of members in the proposed Class.

16. Plaintiff's claims are typical of the claims of the members of the Class, because Plaintiff and all of the Class members sustained damages arising out of Defendants' wrongful conduct complained of herein.

17. Plaintiff will fairly and adequately protect the interests of the Class members and has retained counsel who are experienced and competent in class actions and securities litigation.

18. A Class Action is superior to all other available methods for the fair and efficient adjudication of this controversy, since joinder of all members is impracticable. Furthermore, as the

damages suffered by individual members of the Class may be relatively small, the expense and burden of individual litigation make it impossible for the members of the Class to individually redress the wrongs done to them. There will be no difficulty in the management of this action as a class action.

19. Questions of law and fact common to the members of the Class predominate over any questions that may affect only individual members, in that Defendants have acted on grounds generally applicable to the entire Class. Among the questions of law and fact common to the Class are:

(a) Whether the federal securities laws were violated by Defendants' acts as alleged herein;

(b) Whether Defendants breached their fiduciary duties by engaging in fraudulent activity; and

(c) Whether the members of the Class have sustained damages and, if so, what is the appropriate measure of damages.

SUBSTANTIVE ALLEGATIONS

BACKGROUND

20. This action concerns a fraudulent scheme and course of action which was intended to and indeed did benefit mutual funds and their advisors at the expense of mutual fund investors. In connection therewith, Defendants violated their fiduciary duties to their customers in return for substantial fee and other income for themselves and their affiliates.

21. The Defendants' wrongful conduct involved "timing" of mutual funds. "Timing" is an investment technique involving short-term "in and out" trading of mutual fund shares. The

technique is designed to exploit inefficiencies in the way mutual fund companies price their shares. It is widely acknowledged that timing inures to the detriment of long-term shareholders. Because of this detrimental effect, mutual fund Prospectuses typically state that timing is monitored and the funds work to prevent it. Nonetheless, in return for investments that will increase fund managers' fees, fund managers enter into undisclosed agreements to allow timing.

22. In fact, certain mutual fund companies have employees (generally referred to as the "timing police") who are supposed to detect "timers" and put a stop to their short-term trading activity. Nonetheless, Defendants arranged to give Defendant Pilgrim's private investment limited partnership and other market timers a "pass" with the timing police, who would look the other way rather than attempt to shut down their short-term trading.

23. The mutual fund Prospectuses for the funds at issue created the misleading impression that mutual funds were vigilantly protecting investors against the negative effects of timing. In fact, the opposite was true: Defendants sold the right to time their funds to Defendant Pilgrim's private investment limited partnership and other hedge fund investors. The Prospectuses were silent about these arrangements.

24. As a result of the "timing" of mutual funds, Defendant Pilgrim's private investment limited partnership, other timers, and Defendants and their intermediaries profited handsomely. The losers were unsuspecting long-term mutual fund investors. Defendants' profits came dollar-for dollar out of their pockets.

TIMING

25. Mutual funds are designed for buy-and-hold investors, and are therefore the favored homes for Americans' retirement and college savings accounts. Nevertheless, quick-turnaround

traders routinely try to trade in and out of certain mutual funds in order to exploit inefficiencies in the way they set their Net Asset Values or "NAVs."

26. This strategy works only because some funds use "stale" prices to calculate the value of securities held in the fund's portfolio. These prices are "stale" because they do not necessarily reflect the "fair value" of such securities as of the time the NAV is calculated. A typical example is a U.S. mutual fund that holds Japanese shares. Because of the time difference, the Japanese market may close at 2:00 a.m. New York time. If the U.S. mutual fund manager uses the closing prices of the Japanese shares in his or her fund to arrive at an NAV at 4:00 p.m. in New York, he or she is relying on market information that is fourteen hours old. If there have been positive market moves during the New York trading day that will cause the Japanese market to rise when it later opens, the stale Japanese prices will not reflect them, and the fund's NAV will be artificially low. Put another way, the NAV does not reflect the true current market value of the stocks the fund holds. On such a day, a trader who buys the Japanese fund at the "stale" price is virtually assured of a profit that can be realized the next day by selling. Taking advantage of this kind of short-term arbitrage repeatedly in a single mutual fund is called "timing" the fund.

27. Effective timing captures an arbitrage profit. The arbitrage profit from timing comes dollar-for-dollar out of the pockets of the long-term investors: the timer steps in at the last moment and takes part of the buy-and-hold investors' upside when the market goes up, so the next day's NAV is reduced for those who are still in the fund. If the timer sells short on bad days -- as Defendant Pilgrim's private investment limited partnership did -- the arbitrage has the effect of making the next day's NAV lower than it would otherwise have been, thus magnifying the losses that investors are experiencing in a declining market.

28. Besides the wealth transfer of arbitrage (called "dilution"), timers also harm their target funds in a number of other ways. They impose their transaction costs on the long-term investors. Indeed, trades necessitated by timer redemptions can also lead to realization of taxable capital gains at an undesirable time, or may result in managers having to sell stock into a falling market. Accordingly, fund managers often seek to minimize the disruptive impact of timers by keeping cash on hand to pay out the timers' profits without having to sell stock. This "strategy" does not eliminate the transfer of wealth out of the mutual fund caused by timing; it only reduces the administrative cost of those transfers. However, at the same time it can also reduce the overall performance of the fund by requiring the fund manager to keep a certain amount of the funds' assets in cash at all times, thus depriving the investors of the advantages of being fully invested in a rising market. Some fund managers even enter into special investments as an attempt to "hedge" against timing activity (instead of just refusing to allow it), thus deviating altogether from the ostensible investment strategy of their funds, and incurring further transaction costs.

29. Mutual fund managers are aware of the damaging effect that timers have on their funds. While it is virtually impossible for fund managers to identify every timing trade, large movements in and out of funds -- like those made by Defendant Pilgrim's private investment limited partnership -- are easy for managers to spot. And mutual fund managers have tools to fight back against timers.

30. Fund managers typically have the power simply to reject timers' purchases. As fiduciaries for their investors, mutual fund managers are obliged to do their best to use these weapons to protect their customers from the dilution that timing causes.

31. The incentive to the Defendant mutual funds to engage in such wrongdoing is as

follows. Typically a single management company sets up a number of mutual funds to form a family. While each mutual fund is in fact its own company, as a practical matter, the management company runs it. The portfolio managers who make the investment decisions for the funds and the executives to whom they report are all typically employees of the management company, not the mutual funds themselves. Still, the management company owes fiduciary duties to each fund and each investor.

32. The management company makes its profit from fees it charges the funds for financial advice and other services. These fees are typically a percentage of the assets in the fund, so the more assets in the family of funds, the more money the manager makes. The timer understands this perfectly, and frequently offers the manager more assets in exchange for the right to time. Fund managers have succumbed to temptation and allowed investors in the target funds to be hurt in exchange for additional money in their own pockets in the form of higher management fees.

33. Thus, by keeping money-- often many million dollars -- in the same family of mutual funds (while moving the money from fund to fund), Defendant Pilgrim's private investment limited partnership assured the manager that he or she would collect management and other fees on the amount whether it was in the target fund, the resting fund, or moving in between. In addition, sometimes the manager would waive any applicable early redemption fees. By doing so, the manager would directly deprive the fund of money that would have partially reimbursed the fund for the impact of timing.

34. As an additional inducement for allowing the timing, fund managers often received "sticky assets." These were typically long-term investments made not in the mutual fund in which the timing activity was permitted, but in one of the fund manager's financial vehicles (e.g., a bond fund or a hedge fund run by the manager) that assured a steady flow of fees to the manager.

35. These arrangements were never disclosed to mutual fund investors. On the contrary, many of the relevant mutual fund Prospectuses contained materially misleading statements assuring investors that the fund managers discouraged and worked to prevent mutual fund timing.

THE SCHEME AT PILGRIM BAXTER

36. In connection with an examination of active trading of mutual fund shares by the United States Securities and Exchange Commission ("SEC") and the New York Attorney General ("NYAG"), Pilgrim Baxter received inquiries and subpoenas for documents from those agencies on July 28, 2003.

37. Soon after receiving inquiries and subpoenas from the SEC and NYAG, Pilgrim Baxter retained independent counsel to assist in responding to these inquiries and to conduct a thorough and independent examination of mutual fund shareholder trading practices in the PBHG Fund Family.

38. On September 3, 2003, NYAG Elliot Spitzer (the "Attorney General") attacked the mutual fund industry by filing a complaint charging fraud against Edward Stern and Canary Capital Partners, LLC ("Canary") in connection with the unlawful mutual fund practices of late trading and timing. More specifically, the Attorney General alleged the following: "Canary developed a complex strategy that allowed it to in effect sell mutual funds short and profit on declining NAVs." Additionally, the Attorney General alleged that Canary set up arrangements with Bank of America, Bank One, Janus, and Strong to late trade and time those companies respective mutual funds. The Attorney General further alleged:

> Bank of America . . . (i) set Canary up with a state-of-the art electronic late trading platform, allowing it to trade late in the hundreds of mutual funds that the bank offers to its customers, (ii)

> gave Canary permission to time the Nations Funds Family (iii) provided Canary with approximately $300 million of credit to finance this late trading and timing, and (iv) sold Canary the derivative short positions it needed to time the funds as the market dropped. None of these facts were disclosed in the Nations Funds Prospectuses. In the process, Canary became one of Bank of America's largest customers. The relationship was mutually beneficial in that Canary made tens of millions through late trading and timing, while the various parts of the Bank of America that serviced Canary made millions themselves.

39. On November 13, 2003, Pilgrim Baxter announced that founders Baxter and Pilgrim had stepped down from their positions with the firm. Additionally, Pilgrim Baxter stated:

> "As a result of the well publicized examination of mutual fund firms' policies and practices by government regulators, in September we initiated an internal review of our own past practices. That review, conducted with the assistance of independent experts, has raised questions about decisions the prior management team made before December 2001, when they sought to eliminate all market timing in the PBHG Funds. That review has brought into focus conduct that was not, in our view, consistent with the highest standards of professional and ethical behavior. We have brought these matters to the attention of the PBHG Funds Board of Trustees and regulatory authorities. The interest of our funds' shareholders and the integrity of our firm are our highest priorities. Therefore, we have proposed specific actions to resolve the issue."

40. Pilgrim Baxter further stated:

> **At Issue is a passive investment on the part of Mr. Pilgrim in a private investment limited partnership, unaffiliated with Pilgrim Baxter, that, with Mr. Baxter's knowledge when he was CEO, actively purchased and redeemed shares of certain PBHG Funds and other mutual funds using a quantitative tactical asset allocation model based solely on publicly available information.** Mr. Pilgrim's initial investment in the limited partnership began in 1995 and has continued to the present, while the limited partnership's investment activity in the PBHG Funds was limited to the period from March 2000 to December 2001. (Emphasis added.)

41. The actions of the Defendants have harmed Plaintiff and members of the Class. In

essence, the Defendants' actions of allowing market timing to occur caused Plaintiff and members of the class' shares to be diluted in value.

42. As such, Defendants have breached their fiduciary duties to Plaintiff and the class by lying to investors about their effort to curb market timers by entering into undisclosed agreements intended to boost their fees and permitting their Defendant Pilgrim's private investment limited partnership and others to time the mutual funds. As a result, Defendants have violated the Securities Act, the Exchange Act, the Investment Company Act, and common law fiduciary duties.

THE PBHG MUTUAL FUNDS' PROSPECTUSES WERE MATERIALLY FALSE AND MISLEADING

43. The PBHG Mutual Funds' Prospectuses stated: **"The Fund also charges the redemption/exchange fee to discourage market timing by those shareholders initiating redemptions or exchanges to take advantage of short-term market movements."** (Emphasis added.)

44. Given that Pilgrim Baxter allowed market timing of its funds to occur by no less than its founders, its Prospectuses were false and misleading because it failed to disclose the following: (a) that Defendants had entered into unlawful agreements allowing the Defendant Pilgrim's private investment limited partnership and Doe Defendants to time its trading of the PBHG Mutual Funds shares; (b) that, pursuant to those agreements, Defendant Pilgrim's private investment limited partnership and the Doe Defendants regularly timed the PBHG Mutual Funds; (c) that, contrary to the representations in the Prospectuses, the PBHG Mutual Funds only enforced their policy against frequent traders selectively; (d) that the Defendants regularly allowed Defendant Pilgrim's private investment limited partnership and the Doe Defendants to engage in trades that were disruptive to

the efficient management of the PBHG Mutual Funds and/or increased the PBHG Mutual Funds' costs; thereby reducing the PBHG Mutual Funds actual performance; and (e) the Prospectuses failed to disclose that, pursuant to the unlawful agreements, Defendant Pilgrim's private investment limited partnership and Doe Defendants benefitted financially at the expense of PBHG Mutual Funds' investors including Plaintiff and other members of the Class.

UNDISCLOSED ADVERSE INFORMATION

45. The market for the PBHG Mutual Funds was open, well-developed and efficient at all relevant times. As a result of these materially false and misleading statements and failures to disclose, the PBHG Mutual Funds traded at distorted prices during the Class Period. Plaintiff and other members of the Class purchased or otherwise acquired the PBHG Mutual Funds relying upon the integrity of the NAV for the PBHG Mutual Funds and market information relating to the PBHG Mutual Funds, and have been damaged thereby.

46. During the Class Period, Defendants materially misled the investing public, thereby distorting the NAV of the PBHG Mutual Funds, by allowing Defendant Pilgrim's private investment limited partnership and the Doe Defendants to time the PBHG Mutual Funds.

47. At all relevant times, the material misrepresentations and omissions particularized in this Complaint directly or proximately caused or were a substantial contributing cause of the damages sustained by Plaintiff and other members of the Class.

ADDITIONAL SCIENTER ALLEGATIONS

48. As alleged herein, Defendants acted with scienter in that Defendants knew that the public documents and statements issued or disseminated in the name of the PBHG Mutual Funds were materially false and misleading; knew that such statements or documents would be issued or

disseminated to the investing public; and knowingly and substantially participated or acquiesced in the issuance or dissemination of such statements or documents as primary violations of the federal securities laws. As set forth elsewhere herein in detail, Defendants, by virtue of their receipt of information reflecting the true facts regarding the PBHG Mutual Funds, their control over, and/or receipt and/or modification of the PBHG Mutual Funds allegedly materially misleading misstatements and/or their associations with the PBHG Mutual Funds which made them privy to confidential proprietary information concerning the PBHG Mutual Funds, participated in the fraudulent scheme alleged herein.

49. Additionally, the Defendants were highly motivated to allow and facilitate the wrongful conduct alleged herein and participated in and/or had actual knowledge of the fraudulent conduct alleged herein. In exchange for allowing the unlawful practices alleged herein, the Defendants, among other things, received increased management fees from "sticky assets" as well as an increased number of transactions in and out of the funds, and were able to profit from this illegal activity. In short, Defendants siphoned money out of the mutual funds and into their own pockets.

50. The Defendants were motivated to participate in the wrongful scheme by the enormous profits they derived thereby. They systematically pursued the scheme with full knowledge of its consequences to other investors.

Applicability Of Presumption Of Reliance:
Fraud-On-The-Market Doctrine

51. At all relevant times, the market for the PBHG Mutual Funds were an efficient market for the following reasons, among others:

(a) The PBHG Mutual Funds met the requirements for listing, and was listed and actively traded on a highly efficient and automated market;

(b) As a regulated issuer, the PBHG Mutual Funds filed periodic public reports with the SEC;

(c) The PBHG Mutual Funds regularly communicated with public investors via established market communication mechanisms, including through regular disseminations of press releases on the national circuits of major newswire services and through other wide-ranging public disclosures, such as communications with the financial press and other similar reporting services; and

(d) The PBHG Mutual Funds were followed by several securities analysts employed by major brokerage firms who wrote reports which were distributed to the sales force and certain customers of their respective brokerage firms. Each of these reports was publicly available and entered the public marketplace.

52. As a result of the foregoing, the market for the PBHG Mutual Funds promptly digested current information regarding the PBHG Mutual Funds from all publicly available sources and reflected such information in the PBHG Mutual Funds' NAV. Under these circumstances, all purchasers of the PBHG Mutual Funds during the Class Period suffered similar injury through their purchase of the PBHG Mutual Funds' NAV at distorted prices and a presumption of reliance applies.

NO SAFE HARBOR

53. The statutory safe harbor provided for forward-looking statements under certain circumstances does not apply to any of the allegedly false statements pleaded in this complaint. Many of the specific statements pleaded herein were not identified as "forward-looking statements"

when made. To the extent there were any forward-looking statements, there were no meaningful cautionary statements identifying important factors that could cause actual results to differ materially from those in the purportedly forward-looking statements. Alternatively, to the extent that the statutory safe harbor does apply to any forward-looking statements pleaded herein, Defendants are liable for those false forward-looking statements because at the time each of those forward-looking statements was made, the particular speaker knew that the particular forward-looking statement was false, and/or the forward-looking statement was authorized and/or approved by an executive officer of the Defendants who knew that those statements were false when made.

COUNT ONE
VIOLATIONS OF SECTION 11 OF THE SECURITIES ACT AGAINST PBHG FUND

54. Plaintiff repeats and realleges each and every allegation contained above as if fully set fort herein, except that, for purposes of this claim, Plaintiff expressly excludes and disclaims any allegation that could be construed as alleging fraud or intentional or reckless misconduct and otherwise incorporates the allegations contained above.

55. This claim is brought pursuant to Section 11 of the Securities Act, 15 U.S.C. § 77k, on behalf of the Plaintiff and other members of the Class against PBHG Funds.

56. PBHG Funds are the registrants for the PBHG Mutual Funds sold to Plaintiff and the other members of the Class and are statutorily liable under Section 11. PBHG Funds issued, caused to be issued and participated in the issuance of the materially false and misleading written statements and/or omissions of material facts that were contained in the Prospectuses.

57. Plaintiff was provided with the PBHG Large Cap Growth Fund, PBHG Large Cap

Value Fund, PBHG Select Equity Fund and PBHG Technology & Communications Fund Prospectuses and, similarly, prior to purchasing units of each of the other PBHG Mutual Funds, all Class members likewise received the appropriate Prospectus. Plaintiff and other Class members purchased shares of the PBHG Mutual Funds traceable to the relevant false and misleading Prospectuses and were damaged thereby.

58. As set forth herein, the statements contained in the Prospectuses, when they became effective, were materially false and misleading for a number of reasons, including that they stated that it was the practice of the PBHG Mutual Funds to monitor and take steps to prevent timed trading because of its adverse effect on fund investors, and that the trading price was determined as of 4 p.m. each trading day with respect to all investors when, in fact, select investors (Defendant Pilgrim's private investment limited partnership and the Does named as Defendants herein) were allowed to engage in timed trading. The Prospectuses failed to disclose and misrepresented, *inter alia*, the following material and adverse facts: (a) that Defendants had entered into unlawful agreements allowing the Defendant Pilgrim's private investment limited partnership and Doe Defendants to time its trading of the PBHG Mutual Funds shares; (b) that pursuant to those agreements, Defendant Pilgrim's private investment limited partnership and the Doe Defendants regularly timed the PBHG Mutual Funds; (c) that contrary to the representations in the Prospectuses, the PBHG Mutual Funds only enforced their policy against frequent traders selectively; (d) that the Defendants regularly allowed Defendant Pilgrim's private investment limited partnership and the Doe Defendants to engage in trades that were disruptive to the efficient management of the PBHG Mutual Funds and/or increased the PBHG Mutual Funds' costs, thereby reducing the PBHG Mutual Funds actual performance; and (e) the Prospectuses failed to disclose that, pursuant to the unlawful agreements,

Defendant Pilgrim's private investment limited partnership and Doe Defendants benefitted financially at the expense of PBHG Mutual Funds' investors including Plaintiff and other members of the Class.

59. At the time they purchased the PBHG Mutual Funds' shares traceable to the defective Prospectuses, Plaintiff and Class members were without knowledge of the facts concerning the false and misleading statements or omission alleged herein and could not reasonably have possessed such knowledge. This claim was brought within the applicable statute of limitations.

COUNT TWO
VIOLATIONS OF SECTION 15 OF THE SECURITIES ACT AGAINST PILGRIM BAXTER AND PBHG FUND DISTRIBUTORS AS CONTROL PERSONS

60. Plaintiff repeats and realleges each and every allegation contained above, except that for purposes of this claim, Plaintiff expressly excludes and disclaims any allegation that could be construed as alleging fraud or intentional reckless misconduct and otherwise incorporates the allegations contained above.

61. This Claim is brought pursuant to Section 15 of the Securities Act against Pilgrim Baxter and PBHG Fund Distributors as a control persons of PBHG Funds. It is appropriate to treat these Defendants as a group for pleading purposes and to presume that the false, misleading, and incomplete information conveyed in the PBHG Mutual Funds' public filings, press releases and other publications are the actions of Pilgrim Baxter and PBHG Fund Distributors.

62. PBHG Funds are liable under Section 11 of the Securities Act as set forth herein.

63. Pilgrim Baxter and PBHG Fund Distributors are "control persons" of PBHG Funds within the meaning of Section 15 of the Securities Act, by virtue of their positions of operational

control and/or ownership. At the time Plaintiff and other members of the Class purchased shares of the PBHG Mutual Funds, by virtue of the Defendants' positions of control and authority over PBHG Funds directly and indirectly, they had the power and authority, and exercised the same, to cause PBHG Funds to engage in the wrongful conduct complained of herein. PBHG Funds issued, caused to be issued, and participated in the issuance of materially false and misleading statements in the Prospectuses.

64. Pursuant to Section 15 of the Securities Act, by reason of the foregoing, Pilgrim Baxter and PBHG Fund Distributors are liable to Plaintiff and the other members of the Class for the PBHG Funds' primary violations of Section 11 of the Securities Act.

65. By virtue of the foregoing, Plaintiff and the other members of the Class are entitled to damages against Pilgrim Baxter and PBHG Fund Distributors.

COUNT THREE
VIOLATION OF SECTION 10(b) OF
THE EXCHANGE ACT AND RULE 10b-5
PROMULGATED THEREUNDER AGAINST ALL DEFENDANTS

66. Plaintiff repeats and realleges each and every allegation contained above as if fully set forth herein except for Claims brought pursuant to the Securities Act.

67. During the Class Period, each of the Defendants carried out a plan, scheme and course of conduct which was intended to and, throughout the Class Period, did deceive the investing public, including Plaintiff and the other Class members, as alleged herein and caused Plaintiff and other members of the Class to purchase PBHG Mutual Funds shares or interests at distorted prices and otherwise suffered damages. In furtherance of this unlawful scheme, plan and course of conduct, Defendants, and each of them, took the actions set forth herein.

68. Defendants (i) employed devices, schemes, and artifices to defraud; (ii) made untrue statements of material fact and/or omitted to state material facts necessary to make the statements not misleading; and (iii) engaged in acts, practices, and a course of business which operated as a fraud and deceit upon the purchasers of the PBHG Mutual Funds, including Plaintiff and other members of the Class, in an effort to enrich themselves through undisclosed manipulative trading tactics by which they wrongfully appropriated PBHG Mutual Funds' assets and otherwise distorted the pricing of their securities in violation of Section 10(b) of the Exchange Act and Rule 10b-5. All Defendants are sued as primary participants in the wrongful and illegal conduct and scheme charged herein.

69. Defendants, individually and in concert, directly and indirectly, by the use, means or instrumentalities of interstate commerce and/or of the mails, engaged and participated in a continuous course of conduct to conceal adverse material information about the PBHG Mutual Funds operations, as specified herein.

70. These Defendants employed devices, schemes and artifices to defraud and a course of conduct and scheme as alleged herein to unlawfully manipulate and profit from secretly timed trading and thereby engaged in transactions, practices and a course of business which operated as a fraud and deceit upon Plaintiff and members of the Class.

71. The Defendants had actual knowledge of the misrepresentations and omissions of material facts set forth herein, or acted with reckless disregard for the truth in that they failed to ascertain and to disclose such facts, even though such facts were available to them. Such Defendants' material misrepresentations and/or omissions were done knowingly or recklessly and for the purpose and effect of concealing the truth.

72. As a result of the dissemination of the materially false and misleading information and failure to disclose material facts, as set forth above, the market prices of the PBHG Mutual Funds were distorted during the Class Period such that they did not reflect the risks and costs of the continuing course of conduct alleged herein. In ignorance of the fact that market prices of the shares were distorted, and relying directly or indirectly on the false and misleading statements made by the Defendants, or upon the integrity of the market in which the securities trade, and/or on the absence of material adverse information that was known to or recklessly disregarded by Defendants but not disclosed in public statements by Defendants during the Class Period, Plaintiff and the other members of the Class acquired the shares or interests in the PBHG Mutual Funds during the Class Period at distorted prices and were damaged thereby.

73. At the time of said misrepresentations and omissions, Plaintiff and other members of the Class were ignorant of their falsity, and believed them to be true. Had Plaintiff and the other members of the Class and the marketplace known of the truth concerning the PBHG Mutual Funds' operations, which were not disclosed by Defendants, they would not have purchased or otherwise acquired their shares or, if they had acquired such shares or other interests during the Class Period, they would not have done so at the distorted prices which they paid.

74. By virtue of the foregoing, Defendants have violated Section 10(b) of the Exchange Act, and Rule 10b-5 promulgated thereunder.

75. As a direct and proximate result of Defendants' wrongful conduct, Plaintiff and the other members of the Class suffered damages in connection with their respective purchases and sales of the PBHG Mutual Funds shares during the Class Period.

COUNT FOUR
VIOLATIONS OF SECTION 20(a) OF THE EXCHANGE ACT AGAINST HAROLD J. BAXTER, GARY L. PILGRIM, PILGRIM BAXTER, PBHG FUND DISTRIBUTORS AND PBHG FUNDS AS CONTROL PERSONS

76. Plaintiff repeats and realleges each and every allegation contained above as if fully set forth herein except for Claims brought pursuant to the Securities Act.

77. This Claim is brought pursuant to Section 20(a) of the Exchange Act against Baxter and Pilgrim as control persons of Pilgrim Baxter, PBHG Fund Distributors, PBHG Funds, and the PBHG Mutual Funds; against Pilgrim Baxter as a control person of PBHG Fund Distributors, PBHG Funds and the PBHG Mutual Funds; against PBHG Fund Distributors as a control person of PBHG Funds and the PBHG Mutual Funds; and PBHG Funds as a control person of the PBHG Mutual Funds.

78. It is appropriate to treat these Defendants as a group for pleading purposes and to presume that the materially false, misleading, and incomplete information conveyed in the PBHG Mutual Funds' public filings, press releases and other publications are the collective actions of Baxter, Pilgrim, Pilgrim Baxter, PBHG Distributors, and PBHG Funds.

79. Baxter, Pilgrim, Pilgrim Baxter, PBHG Distributors, and PBHG Funds are controlling persons of the PBHG Mutual Funds within the meaning of Section 20(a) of the Exchange Act for the reasons alleged herein. By virtue of their operational and management control of the PBHG Mutual Funds' respective businesses and systematic involvement in the fraudulent scheme alleged herein, Baxter, Pilgrim, Pilgrim Baxter, PBHG Distributors, and PBHG Funds each had the power to influence and control, and did influence and control, directly or indirectly, the decision-making and actions of the PBHG Mutual Funds, including the content and dissemination of the various

statements which contends are false and misleading. Baxter, Pilgrim, Pilgrim Baxter, PBHG Distributors, and PBHG Funds had the ability to prevent the issuance of the statements alleged to be false and misleading or cause such statements to be corrected.

80. In particular, Baxter, Pilgrim, Pilgrim Baxter, PBHG Distributors, and PBHG Funds each had direct and supervisory involvement in the operations of the PBHG Mutual Funds and, therefore, are presumed to have had the power to control or influence the particular transactions giving rise to the securities violations as alleged herein, and exercised the same.

81. As set forth above, Baxter, Pilgrim, Pilgrim Baxter, PBHG Distributors, and PBHG Funds each violated Section 10(b) and Rule 10b-5 by their acts and omissions as alleged in this complaint. By virtue of their positions as controlling persons, Baxter, Pilgrim, Pilgrim Baxter, PBHG Distributors, and PBHG Funds are liable pursuant to Section 20(a) of the Exchange Act. As a direct and proximate result of Defendants' wrongful conduct, Plaintiff and other members of the Class suffered damages in connection with their purchases of PBHG Mutual Funds securities during the Class Period.

COUNT FIVE
VIOLATIONS OF SECTION 36(a) OF THE INVESTMENT COMPANY ACT OF 1940 AGAINST ALL DEFENDANTS

82. Plaintiff repeats and realleges each and every allegation contained above as if fully set forth herein.

83. This claim for relief is brought pursuant to Section 36(a) of the Investment Company Act of 1940 against Defendants. Under Section 36(a), an implied private right of action exists. See McLachlan v. Simon, 31 F. Supp.2d 731 (N.D. Cal. 1998).

84. Under Section 36(a) of the Investment Company Act, Defendants shall be deemed

to owe a fiduciary duty to Plaintiff and other class members with respect to the receipt of fees and compensation that Defendants receive for services of a material nature.

85. Here, Defendants have devised and implemented a scheme to obtain substantial fees and other income for themselves and their affiliates by allowing Pilgrim's private investment limited partnership and the Doe Defendants to engage in timing of the PBHG Mutual Funds throughout the Class Period and in violation of their fiduciary duties to their customers, i.e., Plaintiff and class members.

86. Defendants engaged in such scheme to only benefit themselves and their affiliates by allowing Pilgrim's private investment limited partnership and the Doe Defendants to engage in timing of the PBHG Mutual Funds named herein in return for substantial fees and other income.

87. Defendants have breached the fiduciary duties they owe to Plaintiff and other class members by, among other things, devising this plan and scheme solely for its own benefit and by failing to reveal to them material facts which would allow them to make informed decisions about the true value and performance of the Fund.

88. Plaintiffs and other class members have been injured as a result of Defendants' breach of fiduciary duty and violation of Section 36(a) of the Investment Act of 1940.

COUNT SIX
VIOLATION OF SECTION 36(b) OF THE INVESTMENT COMPANY ACT OF 1940 AGAINST ALL DEFENDANTS

89. Plaintiff repeats and realleges each and every allegation contained above as if fully set forth herein.

90. This claim for relief is brought pursuant to Section 36(b) of the Investment Company Act of 1940 against Defendants.

91. Under Section 36(b) of the Investment Company Act, Defendants shall be deemed to owe a fiduciary duty to Plaintiff and other class members with respect to the receipt of fees and compensation that Defendants receive for services of a material nature.

92. Here, Defendants have devised and implemented a scheme to obtain substantial fees and other income for themselves and their affiliates by allowing Pilgrim's private investment limited partnership and the Doe Defendants to engage in timing of the PBHG Mutual Funds throughout the Class Period and in violation of their fiduciary duties to their customers, i.e., Plaintiff and class members.

93. Defendants engaged in such scheme to only benefit itself and their affiliates by allowing Pilgrim's private investment limited partnership and the Doe Defendants to engage in timing of the PBHG Mutual Funds in return for substantial fees and other income.

94. Defendants have breached the fiduciary duties it owed to Plaintiff and other Class members by, among other things, devising this plan and scheme solely for its own benefit and by failing to reveal to them material facts which would allow them to make informed decisions about the true value and performance of the Fund.

95. Plaintiff and other class members have been injured as a result of Defendants' breach of fiduciary duty and violation of Section 36(b) of the Investment Act of 1940.

COUNT SEVEN
BREACH OF FIDUCIARY DUTIES AND AIDING AND ABETTING AGAINST ALL DEFENDANTS

96. Plaintiff repeats and realleges each and every allegation contained above as if fully set forth herein.

97. Plaintiff and the Class placed their trust and confidence in Baxter, Pilgrim, Pilgrim

Baxter, PBHG Distributors, and PBHG Funds to manage the assets they invested in the PBHG Mutual Funds.

98. Plaintiff and the Class reasonably expected that Baxter, Pilgrim, Pilgrim Baxter, PBHG Distributors, and PBHG Funds would honor their obligations to them by, among other things, observing the securities laws and honoring the representations made in the PBHG Mutual Funds' Prospectuses.

99. Baxter, Pilgrim, Pilgrim Baxter, PBHG Distributors, and PBHG Funds aided and abetted by the other Defendants, who are co-conspirators, breached their fiduciary duties to the Plaintiff and the Class by violating the securities laws and breaching express and implied representations contained in the PBHG Mutual Funds' Prospectuses for the benefit of the PBHG Mutual Funds and each of the other Defendants.

100. Each of the Defendants was an active participant in the breach of fiduciary duty and participated in the breach for the purpose of advancing their own interests.

101. Plaintiff and the Class have been specially injured by Defendants' wrongdoing. For example, those class members who redeemed their shares during the Class Period received less than what they would have been entitled to had certain individuals not engaged in illegal market timing. Additionally, certain members of the Class (i.e., those who purchased their mutual fund shares legally) were treated differently than those purchasers that were market timers.

102. Baxter, Pilgrim, Pilgrim Baxter, PBHG Distributors, and PBHG Funds aided and abetted by the other Defendants, who are also co-conspirators, acted in bad-faith, for personal gain and in furtherance of their own financial advantage in connection with the wrongful conduct complained of in this complaint.

103. As a direct and proximate result of the Defendants' foregoing breaches of fiduciary duties, Plaintiff and the members of the Class have suffered damages.

104. Baxter, Pilgrim, Pilgrim Baxter, PBHG Distributors, and PBHG Funds and the other Defendants, as aiders, abettors, and co-conspirators, are each jointly and severally liable for an amount to be determined at trial.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff on behalf of himself and of the Class pray for relief and judgment, as follows:

(a) Declaring this action to be a Class action pursuant to Rule 23(a) and (b)(3) of the Federal Rules of Civil Procedure on behalf of the Class defined herein;

(b) Awarding Plaintiff and the members of the Class damages in an amount which may be proven at trial, together with interest thereon;

(c) Awarding Plaintiff and the members of the Class pre judgment and post-judgment interest, as well as their reasonable attorneys' and experts' witness fees and other costs;

(d) Awarding such other and further relief as this Court may deem just and proper including any extraordinary equitable and/or injunctive relief as permitted by law or equity to attach, impound or otherwise restrict the Defendants' assets to assure Plaintiff has an effective remedy; and

(e) Such other relief as this Court deems appropriate.

JURY TRIAL DEMANDED

Plaintiff hereby demands a trial by jury.

Dated: January 7, 2004

Respectfully submitted,

By: [signature]

SPECTOR, ROSEMAN & KODROFff
Robert M. Roseman (I.D. No. 37989)
Andrew D. Abramowitz
1818 Market Street, Suite 2500
Philadelphia, PA 19103
Tel:(215) 496-0300
Fax:(215) 496-6611

MUCH SHELIST FREED DENENBERG AMENT & RUBENSTEIN, P.C.
Carol V. Gilden
Louis Kessler
191 North Wacker Drive, Suite 1800
Chicago, IL 60606
Tel:(312) 521-2000
Fax:(312) 521-2100

CERTIFICATION OF NAMED PLAINTIFF
PURSUANT TO FEDERAL SECURITIES LAWS

I, David Roberts ("Plaintiff") declare, as to the claims asserted under the federal securities laws, that:

1. I am the plaintiff in the Complaint, and make this certification pursuant to Section 101 of the Private Securities Litigation Reform Act of 1995, and as required by Section 21D(a)(2) of Title I of the Securities Exchange Act of 1934.

2. I have reviewed the foregoing complaint filed on my behalf and on behalf of all others similarly situated, and I authorized its filing.

3. I did not purchase the security that is the subject of this action at the direction of Plaintiff's counsel or in order to participate in this private action arising under Title I of the Securities Exchange Act of 1934.

4. I am willing to serve as a representative party on behalf of the class, including providing testimony at deposition and trial, if necessary.

5. The following are all my transactions in Pilgrim Baxter & Associates, Ltd. mutual funds that are the subject of this action during the Class Period specified in the Complaint:

Fund Name	No. Of Sh. Purchased	Price Per Share	Date	Fund Name	No. Of Sh. Sold	Price Per Share	Date
See Attached							

SPECTOR, ROSEMAN & KODROFF, P.C.

6. As of the date of this Certification, I have sought to serve as a representative party on behalf of a class under Title I of the Securities Exchange Act of 1934 for the following:

(Please indicate any other class action cases in which you are or have been involved in during the prior three years.)

7. I agree not to accept any payment for serving as a representative party on behalf of the class beyond my pro rata share of any recovery, except such reasonable costs and expenses (including lost wages) directly relating to the representation of the class as ordered or approved by the Court.

8. I make this Certification without waiver of any applicable privileges and without waiver of any right to challenge the necessity for, or the constitutionality of, this Certification, or to object to the filing of this Certification on any ground whatsoever.

I declare under penalty of perjury that the matters stated in this Certification are true to the best of my knowledge, information and belief.

Executed this 21 day of the month of December, 2003.

David Roberts

SPECTOR, ROSEMAN & KODROFF, P.C.

David Roberts
PBHG Fund Transaction History

	A	B	C	D	E	F	G	H	I
37			07/17/01	(77.0000)	$28.9900	($2,232.23)		1912.1850	$122,218.60
38			08/28/01	(25.0000)	$25.2500	($631.25)		1887.1850	$121,587.35
39			09/24/01	(73.0000)	$20.4200	($1,490.66)		1814.1850	$120,096.69
40			10/22/01	(44.0000)	$22.8300	($1,004.52)		1770.1850	$119,092.17
41			11/29/01	(42.0000)	$24.4400	($1,026.48)		1728.1850	$118,065.69
42			01/24/02	(60.0000)	$23.4000	($1,404.00)		1668.1850	$116,661.69
43			03/07/02	(161.1020)	$22.6900	($3,655.40)		1507.0830	$113,006.28
44			04/23/02	(1507.0830)	$21.8200	($32,884.55)		0.0000	$80,121.73
45									
46	PBHG LIMITED	PBHG	various	791.9710	$10.1443	$8,033.99		791.9710	$8,033.99
47			12/19/99	(791.9710)	$12.3700	($9,796.68)		0.0000	($1,762.69)
48									
49	PBHG LARGE CAP 20	TROWE	05/02/00	1002.7580	$39.8900	$40,000.02		1002.7580	$40,000.02
50			12/14/00	50.0390	$29.3000	$1,466.14		1052.7970	$41,466.16
51			12/14/00	99.6460	$29.3000	$2,919.63		1152.4430	$44,385.79
52			01/25/02	(1152.4430)	$15.4400	($17,793.72)		0.0000	$26,592.07
53									
54	PBHG LARGE CAP VAL	TROWE	05/02/00	4022.5260	$12.4300	$50,000.00		4022.5260	$50,000.00
55			10/13/00	(4022.5260)	$12.9700	($52,172.16)		0.0000	($2,172.16)

UNITED STATES DISTRICT COURT
SOUTHERN DISTRICT OF NEW YORK

Doc# 1

JAMES E. SCHWARTZ, and SCOTT WALDMAN, as CUSTODIAN for JESSICA MICHELLE WALDMAN, under the New York Uniform Gifts to Minors Act, on behalf of themselves and all others similarly situated, Plaintiffs, - against - OLD MUTUAL ASSET MANAGEMENT, PILGRIM BAXTER & ASSOCIATES, LTD., PBHG FUNDS, PBHG MUTUAL FUNDS, HAROLD J. BAXTER, and GARY L. PILGRIM, Defendants.	Case No. 03 CV 10232 CLASS ACTION COMPLAINT JURY TRIAL DEMANDED

Plaintiffs, individually and on behalf of all others similarly situated, by their attorneys, allege the following based upon the investigation of their counsel, except as to allegations specifically pertaining to Plaintiffs and their counsel, which are based on personal knowledge. The investigation on behalf of Plaintiffs included, among other things, a review of the public announcements made by defendants, Securities and Exchange Commission ("SEC") filings, press releases, the complaint filed against certain defendants by the New York Attorney General, and media reports regarding defendants, which have become publicly available.

This is a class action brought on behalf of all persons, other than defendants and their affiliates, who acquired, redeemed, or owned shares of one or more of the Pilgrim Baxter family of mutual funds, between November 13, 1998 and November 12, 2003, for violations of the federal securities laws and the common law.

JURISDICTION AND VENUE

1. This action arises under Sections 11 and 15 of the Securities Act of 1933 (the "Securities Act"), 15 U.S.C. §§77(k) and 77(o), and the common law.

2. The jurisdiction of this Court is based on Section 22 of the Securities Act, 15 U.S.C. §77v; 28 U.S.C. §1331 (federal question jurisdiction); and 28 U.S.C. §1367 (supplemental jurisdiction).

3. Venue is proper in this District as many of the acts, transactions, and conduct alleged herein, including the dissemination to the investing public of the misleading statements at issue, occurred in substantial part in this District. Further, the investigation by New York Attorney General Elliot Spitzer into the mutual fund industry, relating to the unlawful practices alleged herein, was initiated and is focused in this District.

4. In connection with the acts and conduct alleged in this Complaint, the defendants, directly or indirectly, used the mails and instrumentalities of interstate commerce.

PARTIES

5. Plaintiff James E. Schwartz ("Schwartz") purchased and still holds shares of the Pilgrim Baxter Core Growth Fund, pursuant to registration statements and prospectuses therefor, as set forth in his Certification annexed hereto. Plaintiff Schwartz has been damaged by defendants' wrongful conduct as set forth below.

6. Plaintiff Scott Waldman, as Custodian for Jessica Michelle Waldman under the New York Gifts to Minors Act ("Waldman"), purchased and still holds shares of the PBHG Growth Fund, pursuant to registration statements and prospectuses therefor, as set forth in his Certification annexed hereto. Plaintiff Waldman has been damaged by defendants' wrongful conduct as set forth below.

7. Defendant Pilgrim Baxter & Associates, Ltd. ("PBHG") is the investment adviser to the PBHG Funds (defined in ¶ 9 below) and maintains offices at 1400 Liberty Ridge Drive, Wayne, Pennsylvania. PBHG is paid a monthly management fee based on the average daily net assets of the PBHG family of funds. PBHG is in control of the day-to-day management of the PBHG Mutual Funds.

8. Defendant PBHG Mutual Funds, including PBHG Growth Fund, PBHG Large Cap 20 Fund, PBHG Select Growth Fund, PBHG Core Growth Fund, and PBHG Technology and Communications Fund, are mutual funds managed by PBHG.

9. Defendant PBHG Funds is the registrant and issuer of shares of the PBHG Mutual Funds. PBHG Funds is located at 1400 Liberty Ridge Drive, Wayne, PA 19087.

10. Defendant Old Mutual Asset Management ("Old Mutual") is an indirect, wholly-owned subsidiary of Old Mutual plc, a South African-based financial services group, with operations in life assurance, asset management, banking, and general insurance. Old Mutual is the ultimate parent company of all Pilgrim Baxter Defendants (defined below), and is headquartered at 200 Clarendon Street, Boston, MA 02116.

11. Defendant Gary L. Pilgrim ("Pilgrim"), from at least 1997 until he was apparently forced to resign on November 13, 2003, was: (i) the President of PBHG; (ii) a director of PBHG; and (iii) the chief portfolio manager of the PBHG Growth Fund, PBHG Technology & Communications Fund, and PBHG Core Growth Fund. Further, he is the co-founder of Appalachian Trails, LP. ("Appalachian"), a Delaware limited partnership founded in 1995, in part, by defendant Pilgrim (and his wife) and Michael Christian. Appalachian maintains its principal place of business in Avon, Connecticut. At the time of Appalachian's formation, Pilgrim and his wife owned more than two-

thirds of the partnership.

12. Defendant Harold J. Baxter ("Baxter"), from at least 1997 until he was apparently forced to resign on November 13, 2003, was the Chairman and Chief Executive Officer of PBHG. Since 1996, he was also a Director of defendant Old Mutual. Baxter was also a trustee of defendant PBHG Funds from January 1998 until November 2003.

13. PBHG, PBHG Mutual Funds, PBHG Funds, and Old Mutual are collectively referred to herein as the "Pilgrim Baxter Defendants."

NATURE OF THE ACTION AND FACTUAL BACKGROUND

14. This class action concerns improper trading practices in the PBHG family of mutual funds, as well as the mutual fund industry as a whole. In particular, a scheme called "market timing" has been uncovered recently which has incrementally deprived investors in mutual funds of millions and potentially billions of dollars of their hard-earned monies. Mutual funds are traditionally viewed as relatively safe investments whereby risk is diffused across a spectrum of holdings of individual securities, and which have long been the repository of family savings, savings for college, and retirement. The general theory behind investing in mutual funds is that it is better to diversify than to concentrate risk, and to entrust one's funds to the management skills of trustworthy, full-time investment professionals, for a small management fee, than to undertake to manage the individual stocks oneself.

15. Mutual fund companies, such as PBHG, have allowed influential institutional investors to perpetrate a market timing scheme, which negatively impacted the defendants' other customers, in return for substantial fees and other income for themselves and their affiliates. The market timing scheme acts in a way contrary to the purposes of the federal securities laws and one

of the very backbone principles of the securities industry – ensuring that there is a level playing field for each investor, large and small.

16. On September 3, 2003, after an investigation into the mutual fund industry, the New York State Attorney General announced that a hedge fund, Canary Capital Partners, LLC ("Canary"), agreed to pay $40 million to settle charges that it invested in certain mutual funds, in exchange for an opportunity to make illegal and improper trades in the funds' shares, at the expense of the other mutual fund shareholders, with the active assistance and full complicity of the mutual funds themselves. However, as indicated by the New York Attorney General, Canary was by no means alone in participating in these schemes with mutual funds, as this practice had become rampant in the industry, though, until recently, undetected by regulators and the general investing public.

17. The scheme employed by PBHG involves the "timing" of mutual funds. "Timing" is an investment technique involving short-term, "in-and-out" trading of mutual fund shares, designed to exploit inefficiencies in the way mutual fund companies price their shares. It is widely acknowledged in the securities industry that timing inures to the detriment of long-term shareholders, and because of this well-known detrimental effect, mutual fund prospectuses – such as the prospectuses of the PBHG Mutual Funds – typically state that timing is monitored and that the funds work to prevent it. In fact, many mutual fund companies have employees (known as "timing police") charged with identifying "timers" and stopping their short-term trading activity. Nonetheless, in return for investments that will increase fund managers' fees, fund managers enter into undisclosed agreements to allow timing, making arrangements for these institutional investors, or "market timers," to be exempt from the "timing police."

18. The mutual fund registration statements and prospectuses created the misleading impression that mutual funds were vigilantly protecting investors against the negative effects of timing. In fact, the opposite was true: Managers sold the right to time their funds to large, influential institutional investors, such as Canary. The various registration statements and prospectuses were silent about these arrangements.

19. As a result of the "timing" of mutual funds, larger institutional investors, the mutual fund companies, and their intermediaries profit handsomely. The losers are unsuspecting long-term mutual fund investors. Plaintiffs are some of those investors.

Timing

20. Mutual funds are generally meant to be long-term investments. They are designed for buy-and-hold investors, and thus are the favored repository for long-term goal oriented investment accounts. In spite of this, quick-turnaround traders frequently try to trade in and out of certain mutual funds in order to exploit inefficiencies in the way they set their Net Asset Values ("NAVs").

21. Mutual funds are valued once a day, usually at 4:00 p.m. EST, when the New York market closes. The price, known as the Net Asset Value ("NAV"), reflects the closing prices of the securities comprising a fund's portfolio, along with the value of any cash maintained for the fund. A mutual fund stands ready to buy or sell ("redeem") its shares at the NAV with the public all day, any day. However, unlike a stock, the price of a mutual fund does not change during the course of the day. Accordingly, orders placed at any time during the trading day up to the 4:00 p.m. cutoff receive that day's NAV, but an order placed at 4:01 p.m. or thereafter receives the next day's NAV. This is known as "forward pricing", which became law in 1968.

22. "Timers" seek to capitalize on the fact that some funds use "stale" prices to calculate the value of securities held in their portfolio, prices which do not necessarily reflect the "fair value" of such securities as of the time the NAV is calculated. A typical example is a U.S. mutual fund that holds Japanese shares. Due to time zone differences, the Japanese market may close at 2:00 a.m. New York time. If the U.S. mutual fund manager uses the closing prices of the Japanese shares in his fund to calculate an NAV at 4:00 p.m. in New York, he is relying on market information that is fourteen hours old. Any positive market moves during the New York trading day that will likely cause the Japanese market to rise when it later opens, will not be reflected in the "stale" Japanese prices, and thus the overall fund's NAV will be artificially low. In sum, the NAV does not reflect the true current market value of the stocks the fund holds. A trader who buys the Japanese fund at the "stale" price is virtually assured of a profit that can be realized the next day by selling. This and similar strategies are known as "time zone arbitrage." Taking advantage of this kind of short-term arbitrage repeatedly in a single mutual fund is called "timing" the fund.

23. Another type of timing is possible in mutual funds containing illiquid securities such as high-yield bonds or small capitalization stocks. In such cases, the fact that some of the fund's securities may not have traded for hours before the New York closing time can render the fund's NAV stale, and thus open to being timed. This is sometimes known as "liquidity arbitrage."

<u>The Adverse Effects of "Timing"</u>

24. Effective market timing captures an arbitrage profit, which comes dollar-for-dollar from the pockets of the long-term investors. The timer steps in at the last minute and takes part of the buy-and-hold investors' upside when the market goes up; as a result, the next day's NAV is reduced for those who are still in the fund. Conversely, if the timer sells short on days market prices

are falling, the arbitrage has the effect of making the next day's NAV lower than it would otherwise have been, thus magnifying the losses that investors are experiencing in a declining market.

25. Besides the wealth transfer of arbitrage (known as "dilution"), timers also harm their target funds and the funds' shareholders in many other ways. They impose their transaction costs on the long-term investors. Trades necessitated by timer redemptions can also lead to realization of taxable capital gains at an undesirable time, or may result in managers having to sell stock into a falling market. As a result, fund managers often seek to minimize the disruptive impact of timers by keeping cash on hand to pay out the timers' profits without having to sell stock. However, such efforts by fund managers to counter the ill effects of "timing" on their funds do not eliminate the transfer of wealth out of the mutual fund caused by timing; they only reduce the administrative cost of those transfers. Moreover, this can also reduce the overall performance of the fund by requiring the fund manager to keep a certain amount of the funds' assets in cash at all times, thus depriving the investors of the advantages of putting that money to use in a rising market. Fund managers even enter into special investments as an attempt to "hedge" against timing activity (instead of simply refusing to allow it), thus deviating altogether from the ostensible, publicly stated investment strategy of their funds, and incurring further transaction costs.

26. Mutual fund managers are well aware of the damaging effect that timers have on their funds. Indeed, one recent study estimated that U.S. mutual funds lose $4 billion per year to timers. See Eric Zitzewitz, Who Cares About Shareholders? Arbitrage-Proofing Mutual Funds (October 2002) 35, http://faculty-gsb.stanford.edu/zitzewitz/Research/arbitrage1002.pdf. While it is virtually impossible for fund managers to identify every timing trade, large movements in and out of funds are easily apparent. Moreover, mutual fund managers have several ways of fighting back against

timers.

27. Fund managers generally have the power simply to reject timers' purchases. Many funds have also instituted short-term trading fees ("early redemption fees") that effectively wipe out the arbitrage that timers exploit. Typically, these fees go directly into the affected fund to reimburse it for the costs of short term trading. In addition, fund managers are required to update NAVs at the end of the day in New York when there have been market moves that might render the NAV stale. This is called giving the fund a "fair value", and eliminates the timer's arbitrage. As fiduciaries for their investors, mutual fund managers are obligated to use their best efforts to employ these available tools to protect their customers from the dilution that timing causes.

Improper Implementation of "Timing"

28. Notwithstanding the clear harm that timing causes and the relative ease of implementing controls to prevent large-scale timing, fund managers sometimes succumb to incentives to allow their fund to be timed. Typically, a single management company sets up a number of mutual funds to form a family. While each mutual fund is in fact its own company, as a practical matter, the management company runs it. The portfolio managers who make the investment decisions for the funds and the executives to whom they report are all typically employees of the management company, not the mutual funds themselves. Still, the management company and its trustees owe fiduciary duties to each fund and each investor.

29. The management company makes its profit from fees it charges the funds for financial advice and other services. Such fees are typically a percentage of the assets in the fund, so the more assets in the family of funds, the more money the manager makes. Knowing this, the timer frequently offers the manager more assets in exchange for the right to time. Fund managers have

caved in to temptation and allowed investors in the target funds to be hurt in exchange for additional money in their own pockets in the form of higher management fees.

30. Under "timing" schemes, larger institutional investors agree with mutual fund managers on the target funds to be timed, then move money among those funds and another "resting place," such as a money market or similar fund in the same family. By keeping their money – often many millions of dollars – in the mutual fund family, the larger investor assures the manager that he or she will receive management and other fees on the amount. Moreover, the manager will sometimes waive any applicable early redemption fees, thus directly depriving the fund of money that would have partially reimbursed the fund for the impact of timing.

31. As an additional inducement for allowing the timing, fund managers often receive "sticky assets." These are typically long-term investments made not in the mutual fund in which the timing activity is permitted, but in one of the fund manager's financial vehicles (*e.g.*, a bond or hedge fund run by the manager) that assures a steady flow of fees to the manager.

32. As for PBHG, its prospectuses falsely stated that it actively safeguarded shareholders from the harmful effects of timing. Specifically, in language that typically appeared in PBHG's prospectuses, including the August 11, 2003 prospectus for the PBHG Growth Fund, PBHG stated that:

> Exchange Between Funds
>
> You may exchange some or all PBHG Class Shares of a Fund for PBHG Class Shares of any other PBHG Fund that has PBHG Class Shares. PBHG Class Shares of a Fund may not be exchanged for shares of any other Class of a Fund ... Except for the 2 redemption/exchange fee discussed above for the IRA Capital Preservation Fund, there is currently no fee for exchanges; however, a Fund may change or terminate this privilege on 60 days' notice.

> Please note that exchanges into the PBHG Cash Reserves Fund from another PBHG Fund may be made only four (4) times a year.
>
> Redemption/Exchange Fee for IRA Capital Preservation Fund
>
> The IRA Capital Preservation Fund will deduct 2.00% redemption/exchange fee from the redemption or exchange proceeds of any shareholder redeeming or exchanging shares of the Fund held for less than twelve months....
>
> ...The Fund charges the redemption/exchange fee to help minimize the impact the redemption or exchange may have on the performance of the Fund, to facilitate Fund management and to offset certain transaction costs and other expenses the Fund incurs because of the redemption or exchange. The Fund also charges the redemption/exchange fee to discourage market timing activity by those shareholders initiating redemption or exchanges to take advantage of short-term market movements. [Emphasis added.]

33. The prospectuses, however, failed to disclose that PBHG was allowing certain investors to time certain funds. That is, until November 13, 2003, when defendants filed a prospectus supplement with the SEC, revealing the market timing activity in PBHG Mutual Funds:

> In connection with an examination of active trading of mutual fund shares by the United States Securities and Exchange Commission ("SEC") and the New York Attorney General ("NYAG"), Pilgrim Baxter received inquiries and subpoenas for documents from those agencies. Pilgrim Baxter retained independent counsel to assist in responding to these inquiries and to conduct a thorough and independent examination of mutual find shareholder trading practices in the PBHG Fund Family. This internal examination revealed that Mr. Pilgrim had a significant but passive investment in a private investment limited partnership, unaffiliated with Pilgrim Baxter, that actively purchased and redeemed shares of certain PBHG Funds and other mutual finds. This partnership's investment activity in the PBHG Funds was limited to the period from March 2000 to December 2001. Mr. Baxter had knowledge of Mr. Pilgrim's investment and that the limited partnership was actively trading in PBHG Fund shares. The internal investigation is ongoing and counsel will report the results of such examination to the PBHG Board

> of Trustees. In addition, Pilgrim Baxter and the PBHG Fund Family are continuing to cooperate filly with the SEC and the NYAG with respect to their examination of these matters.
>
> Pilgrim Baxter determined that certain corrective measures were appropriate relating to the PBHG Fund Family's shareholder trading policies and practices. As a result Pilgrim Baxter has informed the PBHG Fund Family that: (1) Mr. Pilgrim will contribute to the PBHG Funds all personal profits he received from his investment in the limited partnership for the period March, 2000 to December, 2001; (2) Pilgrim Baxter will reimburse to PBHG Funds management fees earned which were attributable to that limited partnership's investment in PBHG Funds; (3) Pilgrim Baxter will retain an independent accounting firm to conduct a separate review of the adequacy of internal controls and procedures affecting processes and functions critical to the investment management and administration of [the] PBHG Fund Family; and (4) Pilgrim Baxter's current practices of attempting to prevent market timing activity in the PBHG Fund Family will be formally adopted as policies and disclosed in the PBHG Fund Family prospectus.

34. That same day, defendants Pilgrim and Baxter were apparently forced to resign.

CLASS ACTION ALLEGATIONS

35. Plaintiff Waldman, as custodian for (and on behalf of) Jessica Michelle Waldman under the New York Uniform Gifts Act, and Plaintiff Schwartz bring this class action pursuant to Rule 23 of the Federal Rules of Civil Procedure on behalf of all persons, other than defendants and their affiliates, who acquired, redeemed, or owned shares in the PBHG Mutual Funds, between November 13, 1998 and November 12, 2003 (the "Class Period"), pursuant to prospectuses, and were damaged by defendants' wrongful conduct described herein (the "Class").

36. Members of the Class are so numerous that joinder of all members is impracticable. While the exact number of Class members is unknown to Plaintiffs at this time and only can be ascertained through appropriate discovery, Plaintiffs believe there are thousands of Class members

who acquired, redeemed, or held shares of the PBHG Mutual Funds during the Class Period. Currently, PBHG manages approximately $7.5 billion in assets, held by thousands of holders of record.

37. Common questions of law and fact exist as to all Class members and predominate over any questions affecting only individual members of the Class. Among the common questions of law and fact are:

(a) Whether the federal securities laws were violated by defendants' acts as alleged herein;

(b) Whether the registration statements and prospectuses at issue omitted and/or misrepresented material facts about the offering of shares in the PBHG Mutual Funds; the management, operations, and policies relating to the exchange and/or trading activity of these funds; market timing relating to the funds; and redemption fees relating to the funds;

(c) Whether defendants breached their fiduciary duties to Plaintiffs and the Class;

(d) Whether defendants participated in the course of conduct complained of herein; and

(e) Whether Plaintiffs and the other members of the Class sustained damages because of defendants' conduct, and if so, the appropriate measure of such damages.

38. Plaintiffs' claims are typical of the claims of the other members of the Class. Plaintiffs and the other Class members have sustained damages that arise from, and were caused by, defendants' unlawful activities alleged herein. Plaintiffs do not have interests antagonistic to, or in conflict with, the other members of the Class.

39. Plaintiffs will fairly and adequately protect the interests of the other members of the Class and has retained competent counsel experienced in class and securities litigation to prosecute this action vigorously.

40. A class action is superior to other available methods for the fair and efficient adjudication of this controversy. Plaintiffs know of no difficulty to be encountered in the management of this action that would preclude its maintenance as a class action. Furthermore, since the damages suffered by individual members of the Class may be relatively small, the expense and burden of individual litigation make it impracticable for the members of the Class to seek redress individually for the wrongs they have suffered.

SUBSTANTIVE ALLEGATIONS

41. On November 13, 2003, before the market opened, defendant PBHG sent a letter to the shareholders of the PBHG Mutual Funds, stating that defendants Pilgrim and Baxter resigned their positions at PBHG because of an investigation into their participation in market timing activities by the Securities and Exchange Commission ("SEC") and the New York Attorney General's Office.

42. Subsequently, on November 20, 2003, the SEC and the New York State Attorney General announced that they filed civil charges against defendants Pilgrim and Baxter. According to Eliot Spitzer, the New York Attorney General, Pilgrim and Baxter let favored investors time the PBHG Mutual Funds beginning in 1998, including Appalachian – co-founded by defendant Pilgrim (and his wife) and Christian – and Wall Street Discount Corporation (" WSDC") – a broker-dealer run by Alan Lederfeind, a friend of defendant Baxter.

43. From at least 1998 until at least December 2001, numerous investors market timed PBHG funds with the knowledge of, and in some cases, outright permission from defendants. According to the New York State Attorney General, an internal PBHG "Timer Activity Summary" reflects that as of April 20, 2001, investments by entities engaged in market timing activities

reached:

> (i) in excess of $385 million in the PBHG Growth Fund comprising nearly 11% of the assets of the fund;
>
> (ii) in excess of $91 million in the PBHG Technology & Communications Fund comprising nearly 7.5% of the fund's assets; and
>
> (iii) $53 million in the PBHG Emerging Growth Fund comprising nearly 8% of the fund's assets.

By July 12, 2001, timer assets in the PBHG Growth Fund had ballooned to more than $466 million or nearly 14% of fund assets.

44. Defendants' first recognized the harmful effects of market timing in an anti-market timing policy drafted in 1998, after PBHG portfolio managers had complained to PBHG senior management about the disruptive effect of market timing activities. The policy and the PBHG prospectuses limited shareholders to four (4) exchanges annually from any of the PBHG funds to the PBHG Cash Reserves Fund (a money market fund). In addition, the PBHG family of funds established a team of "timing police," whose members were directed to research market timing activities, run reports to identify market timers, and issue instructions to PBHG's transfer agent to put an end to the market timing activity.

45. A June 16, 1998 document, called "MARKET TIMER POLICY," articulated some of the harm that market timers can cause long-term shareholders:

> Effective immediately, The PBHG Funds, Inc. (the "Fund") will institute a policy with respect to market timers. Exchange orders will not be accepted from any shareholder that is identified as a market timer. Market timers are shareholders that process more than four exchanges in and out of the Cash Reserves Money Market, or are exchanging from one fund to another. Market timers can have a significant impact on a portfolio manager's ability to effectively manage the assets of their funds. Portfolio activity generated by these cash flows can create capital gains and/or

> losses which result from the buying and selling of stock to cover the cash flows and generate additional transaction costs that are passed along to all of the underlying shareholders. These transactions also generate additional transaction cost [sic], which are passed along to all of the underlying shareholders. Therefore, the Fund implemented this procedure to protect the best interest of its long-term shareholders.

46. In June 1998, defendants started to combat market timing and revoked the exchange privileges of approximately 100 shareholders who had exceeded the four exchange per year limitation. But defendants expressly exempted WSDC, a New York-based broker dealer managed by Alan Lederfeind, from the four exchange per year limitation. Lederfeind was a close personal friend of defendant Baxter, who managed hedge funds and others had other clients of WSDC who engaged in market timing.

47. After this date, PBHG made some attempts to discourage market timers other than WSDC's clients. In 2000, defendants began to allow the Appalachian Trails Hedge Fund – in which defendant Pilgrim was an investor – to time the PBHG funds.

48. In late Summer or early Fall of 2001, defendants had begun a renewed campaign to shut down timing activity in PBHG funds. As one member of the timing police force phrased it, PBHG was engaged in a "war on financial terrorists (a.k.a., Timers)." While the timing police waged war on all other timers and shut them out of PBHG funds, the special relationship between WSDC and Appalachian and PBHG prevailed again. Appalachian and clients of WSDC were again exempted from the four exchange rule.

49. The reported express purpose of Appalachian's formation was to engage in market timing of mutual funds using a variety of sophisticated computer models and other methodologies. Appalachian's organizational documents state that its assets will be moved:

> from a fully-invested position in selected stock mutual funds to a fully-invested position in selected fixed-income funds, when the General Partner interprets by its indicators that current risk is greater than return. When the potential return exceeds indicated risk, the General Partner will move the Fund's assets from a fully protected [position in] fixed income funds to a fully invested position in selected stock mutual funds to participate in anticipated market advances.

50. The organizational documents further state that between ten and fifty exchanges per year between fixed income funds and stock mutual funds were anticipated to execute Appalachian's investment strategy. The purpose of so many exchanges was to reduce stock market risk without eliminating Appalachian's ability to participate in upward movements by the stock funds. The organizational documents explain the all-important ability to make numerous exchanges as follows:

> In any given year the assets of the Fund have been invested in stock specific mutual funds slightly less than 50% of the time ... [and] thus invested in fixed income mutual funds slightly greater than 50% of the time ... The reduced exposure to the stock mutual funds and in the increased exposure to fixed-income mutual funds has resulted in a dramatic reduction of overall stock market risk with little or no loss in upside exposure because of the overall accuracy of our approach. The added advantage to this approach has been that during a rising interest rate environment, we benefitted from those higher rates during the time we were invested in fixed-income mutual funds....

To secure the ability to exchange frequently between money market and equity funds at PBHG, Appalachian ultimately went to Gary Pilgrim.

51. In 2000, defendant Pilgrim, with the knowledge and consent of defendant Baxter, granted Appalachian a special dispensation from the rules that applied to PBHG's shareholders generally to market time, at the very least, the PBHG Growth Fund and the PBHG Technology & Communications Fund.

52. During the period from March 2000 through December 2001, Appalachian traded feverishly in and out of PBHG Growth Fund, which was managed by defendant Pilgrim. During that

period, Appalachian made in excess of forty exchanges into the PBHG Growth Fund and then back out to the PBHG Cash Reserves Fund. Exchanges sometimes exceeded $30,000,000. The aggregate volume of trading during this period amounted to approximately $1.2 billion.

53. During 2001, Appalachian made in excess of fifty exchanges into the PBHG Growth Fund and then back out to the PBHG Cash Reserves Fund. A given exchange during this period sometimes exceeded $50,000,000. The aggregate volume of trading during this period amounted to approximately $2.2 billion.

54. Appalachian earned millions of dollars by market timing the PBHG Growth Fund during 2000 and 2001. Appalachian's trading activity in the PBHG Growth Fund diluted the fund's long term shareholders and resulted in other harm including increased transaction costs.

55. On the other hand, a shareholder who "maintained a long term investments perspective" – as investors were encouraged to do in the PBHG prospectuses – and held the PBHG Growth Fund during the time frame of Appalachian's trading in 2000 and 2001would have lost over 60% of his or her investment in 2000 and over 26% in 2001.

56. During the period from February 2001 to April 2001, Appalachian made 8 exchanges between the PBHG Technology & Communications Fund and the PBHG Cash Reserves Fund. A given exchange during this period was as large as $20 million. The aggregate volume of trading during this period amounted to approximately $127 million.

57. A shareholder who held the PBHG Technology & Communications Fund during the time frame of Appalachian's trading in 2001 would have lost over 19% of his investment.

58. Appalachian's trading activity diluted and caused other harm to the long term shareholders of the PBHG funds. Defendant Pilgrim, on the other hand, was a winner. His (and his

wife's) share of Appalachian's profits from trading in the PBHG Growth Fund and PBHG Technology & Communications Fund from 2000 to 2001 was substantial.

59. Wall Street Discount Corporation received similar treatment. In fact, the special market timing permission given by defendants to WSDC is expressly set forth in a June 22, 1998 PBHG memorandum that memorialized the discussions of PBHG's senior management. Among others, the memo was addressed to defendant Harold Baxter, a trustee of the PBHG Trust and CEO of PBHG.

60. The memorandum states:

> Pursuant to our recent discussions and increased complaints from the portfolio managers, we have developed and are prepared to implement PBHG's Timer Policy. Shareholders that are found to be exchanging between funds or buying and selling shares (in the same dollar amount) more than four times in a twelve month period will have their exchange and/or telephone purchase privileges revoked .... Currently we have identified about 100 timers with approximately $55,000,000 in assets across all funds. Approximately $35,000,000 of theses [sic] assets are attributable to accounts managed by Alan Lederfeind. We have exempted Mr. Lederfeind's accounts from the policy with the understanding that he can only trade in the Growth, Emerging Growth and Technology & Communications Funds....

61. Lederfeind introduced at least one of his market timing clients to defendant Baxter and suggested that the timer make a "sticky asset" investment in a new PBHG fund that was being launched. WSDC also transmitted the portfolio holding so certain PBHG funds that it had received from PBHG to at least one of its timing clients. The portfolio holdings were used by the timer to facilitate its market timing strategy.

62. In May 2000, a PBHG employee complained about the disruptive effect timing activity was having:

> Have you talked to Mr. Baxter about Alan's timer yet? I'm not sure if this $100 MM is from Wall Street Discount but it is really a disruptive amount of money. I

wouldn't keep hounding you about it if the size was not close to 10% of the total assets. Is there anything we can do to slow it down or make it smaller?

63. Nevertheless, PBHG did not rescind the express permission given to Lederfeind's clients to market time the PBHG Mutual Funds.

64. In addition to Appalachian and clients of WSDC, there were numerous other entities that market timed PBHG funds with the express permission or tacit approval of defendants. In a December 8, 2000 e-mail, after receiving a report related to suspected timing activity, a member of the PBHG timing police wrote:

> What I am trying to get here is a picture of the timers using our funds. I estimate that there is about $500-$600 million of money that moves between the Cash and Equity Funds frequently. It can be tied to only a few accounts.

As of April 20, 2001, an internal PBHG document reflects that timing assets in all PBHG funds amounted to more than $573 million.

65. The trading activity of market timers other than Appalachian and clients of WSDC diluted and caused other harm to the long term shareholders of the PBHG Mutual Funds.

66. Even after PBHG started a renewed effort in late 2001 to rid timers from its funds, defendants exempted Appalachian and the clients of WSDC from the timing policy and four exchange per year limitation.

67. A PBHG Project Status Report dated September 30, 2001 reflects this continuing exception:

> PBHG Fund Services and PBHG Shareholder Services, with the help of DST Systems, participated in creating and began enforcing a new PBHG Funds Timer Policy. The new policy eliminated the majority of timing activity previously experienced by the Funds but allows controlled timing initiated by two institutions.

Those two institutions were Appalachian and WSDC.

68. An August 16, 2001 e-mail confirms the exception for the clients of WSDC:

> PBHG Funds had made a decision to not allow market timers to trade in the PBHG Family of Funds. PBHG constitutes market timing to be more than 3 trades in and out of an equity fund within a calendar year. PBHG has identified that the below Investec Ernst and Company accounts to have shown [sic] a recent history of market timing .... These accounts have been suspended from trading with PBHG. PBHG is asking Investec Ernst and Company to stop all market timing activity. The only exception to this request is Wall Street Discount, they may continue to trade freely....

69. Defendants also granted continuing permission to time PBHG funds to Appalachian, Christian, and to several other entities to which Christian was linked. In an e-mail on August 15, 2001, one PBHG employee queried:

> Mr. Christian is also linked to [other entities]. I assume they should be left alone. Please advise....

Another employee responded:

> Yes, for now. I need to look at the total value of all his accounts, as I was unaware of the connection. Can you tell me how much money he has in total and the amount he is trading in each fund?

70. At the same time as defendants granted exceptions to WSDC and Christian, PBHG actively shut down other timers. For example, an October 31, 2001 e-mail to a broker dealer states:

> The PBHG Funds has recently reaffirmed their commitment to prevent market timing activity in their family of funds. They consider more than three trades in and out of an equity fund within a calendar year to be detrimental and excessive market timing. The accounts/representatives listed below have been identified as market timers and will no longer be permitted to purchase PBHG fund shares. Please also be advised that any future attempts at market timing by these individuals, or any other representative of your firm, may result in suspensions of entire branch and dealership relationships.

71. Nevertheless, Appalachian, Christian, and the clients of WSDC were expressly permitted to market time PBHG funds until December 2001.

72. PBHG's prospectuses falsely stated that it actively safeguarded shareholders from the harmful effects of timing. Specifically, in language that typically appeared in PBHG's prospectuses, including the August 11, 2003 prospectuses for the PBHG Growth Fund, PBHG stated that:

> Exchange Between Funds
>
> You may exchange some or all PBHG Class Shares of a Fund for PBHG Class Shares of any other PBHG Fund that has PBHG Class Shares. PBHG Class Shares of a Fund may not be exchanged for sharer of any other Class of a Fund ... Except for the 2 redemption/exchange fee discussed above for the IRA Capital Preservation Fund, there is currently no fee for exchanges; however, a Fund may change or terminate this privilege on 60 days' notice. Please note that exchanges into the PBHG Cash Reserves Fund from another PBHG Fund may be made only four (4) times a year.
>
> Redemption/Exchange Fee for IRA Capital Preservation Fund
>
> The IRA Capital Preservation Fund will deduct 2.00% redemption/exchange fee from the redemption or exchange proceeds of any shareholder redeeming or exchanging shares of the Fund held for less than twelve months....
>
> ...The Fund charges the redemption/exchange fee to help minimize the impact the redemption or exchange may have on the performance of the Fund, to facilitate Fund management and to offset certain transaction costs and other expenses the Fund incurs because of the redemption or exchange. <u>The Fund also charges the redemption/exchange fee to discourage market timing activity by those shareholders initiating redemption or exchanges to take advantage of short-term market movements</u>. [Emphasis added.]

73. The prospectuses, however, failed to disclose that PBHG was allowing certain investors to time certain funds. That is, until November 13, 2003, when defendants filed a prospectus supplement with the SEC, revealing the market timing activity in PBHG Mutual Funds:

> In connection with an examination of active trading of mutual fund shares by the United States Securities and Exchange Commission ("SEC") and the New York Attorney General ("NYAG"), Pilgrim Baxter received inquiries and subpoenas for documents from those agencies. Pilgrim Baxter retained independent counsel to assist in responding to these inquiries and to conduct a thorough and independent examination of mutual fund shareholder trading practices in the PBHG Fund Family. This internal examination revealed that Mr. Pilgrim had a significant but passive investment in a private investment limited partnership, unaffiliated with Pilgrim Baxter, that actively purchased and redeemed shares of certain PBHG Funds and other mutual funds. This partnership's investment activity in the PBHG Funds was limited to the period from March 2000 to December 2001. Mr. Baxter had knowledge of Mr. Pilgrim's investment and that the limited partnership was actively trading in PBHG Fund shares. The internal investigation is ongoing and counsel will report the results of such examination to the PBHG Board of Trustees. In addition, Pilgrim Baxter and the PBHG Fund Family are continuing to cooperate fully with the SEC and the NYAG with respect to their examination of these matters.
>
> Pilgrim Baxter determined that certain corrective measures were appropriate relating to the PBHG Fund Family's shareholder trading policies and practices. As a result Pilgrim Baxter has informed the PBHG Fund Family that: (1) Mr. Pilgrim will contribute to the PBHG Funds all personal profits he received from his investment in the limited partnership for the period March, 2000 to December, 2001; (2) Pilgrim Baxter will reimburse to PBHG Funds management fees earned which were attributable to that limited partnership's investment in PBHG Funds; (3) Pilgrim Baxter will retain an independent accounting firm to conduct a separate review of the adequacy of internal controls and procedures affecting processes and functions critical to the investment management and administration of PBHG Fund Family; and (4) Pilgrim Baxter's current practices of attempting to prevent market timing activity in the PBHG Fund Family will be formally adopted as policies and disclosed in the PBHG Fund Family prospectus.

74. The registration statements, prospectuses, and other public documents issued in the name of the PBHG Mutual Funds were false and misleading because, contrary to the representations in these public documents, the defendants permitted or otherwise disregarded the conducting of

frequent market timing transactions by certain institutional investors, including Appalachian and WSDC.

COUNT I

AGAINST DEFENDANTS FOR VIOLATIONS OF SECTION 11 OF THE SECURITIES ACT

75. Plaintiffs repeat and reallege the allegations above as if fully set forth herein.

76. This Count is brought against the defendants by Plaintiffs pursuant to Section 11 of the Securities Act, 15 U.S.C. § 77k, on behalf of all persons, other than defendants and their affiliates, who acquired, redeemed or owned shares of PBHG Mutual Funds between November 13, 1998 and November 12, 2003, pursuant to the registration statements and prospectuses for such funds.

77. The registration statements and prospectuses for the PBHG Mutual Funds, when effective, contained false and misleading statements of material fact, and omitted to state facts necessary to make the statements made therein not materially false and misleading, and concealed and failed adequately to disclose material facts as described above. In particular, the registration statements and prospectuses did not warn investors that defendants permitted certain institutional investors to conduct market timing and/or disregarded such market timing and, indeed, led investors to believe the opposite to be true – namely, that market timing was strictly monitored and prohibited.

78. Defendants were responsible for the contents and dissemination of the registration statements and prospectuses for the PBHG Mutual Funds. Defendants are the issuers of securities within the meaning of Section 11 of the Securities Act.

79. The matters detailed above would have been material to a reasonable person

reviewing the registration statements and prospectuses disseminated with respect to the PBHG Mutual Funds.

80. None of the defendants made a reasonable investigation or possessed reasonable grounds for the belief that the registration statements and prospectuses for the PBHG Mutual Funds contained no false and misleading statements, or omissions of material fact necessary to make the statements made therein not misleading.

81. Class members acquired shares issued pursuant to the registration statements and prospectuses of the PBHG Mutual Funds, and acquired shares without knowledge of the untruths or omissions alleged herein. Plaintiffs and the Class were, consequently, damaged by defendants' violations of §11 of the Securities Act.

82. By virtue of the foregoing, defendants violated § 11 of the Securities Act.

COUNT II

AGAINST DEFENDANTS PILGRIM BAXTER, PBHG, AND OLD MUTUAL FOR VIOLATIONS OF SECTION 15 OF THE SECURITIES ACT

83. Plaintiffs repeats and realleges each and every allegation above, as if set forth in full herein.

84. Defendants Pilgrim Baxter, PBHG, and Old Mutual acted as controlling persons of PBHG Funds, the registrant and issuer of the PBHG Mutual Funds, within the meaning of Section 15 of the Securities Act as alleged herein.

85. By virtue of, inter alia, their positions and/or ownership interests, Pilgrim Baxter, PBHG, and Old Mutual had the power to influence and control, and did influence and control, directly or indirectly, PBHG Funds, the registrant and issuer of the PBHG Mutual Funds, and

possessed the power and/or ability to control each of the wrongful acts and practices complained of herein, including the content and dissemination of the various statements which Plaintiffs contends are false and misleading.

86. As set forth above, these defendants violated Section 11 by their acts and omissions as alleged herein. As a direct and proximate result of defendants' wrongful conduct, Plaintiffs and the other members of the Class suffered damages in connection with their purchases of the shares of the PBHG Mutual Funds.

COUNT III

AGAINST ALL DEFENDANTS FOR BREACH OF FIDUCIARY DUTY

87. Plaintiffs repeat and reallege each of the foregoing allegations as if fully set forth herein.

88. Defendants, as supervisors, managers, and advisors of the PBHG Mutual Funds, for the benefit of said funds' shareholders, owed these funds and their shareholders the highest duties of candor, due care, and loyalty in order to satisfy the fiduciary duties imposed upon them by application of common law principles.

89. Defendants breached their fiduciary duties of complete candor, due care, and loyalty by: (i) participating in and/or failing to prevent or terminate the mutual fund trading scheme alleged herein; (ii) failing to establish and/or maintain internal controls sufficient to ensure that defendants would not engage in transactions which were wholly inappropriate and inconsistent with the investment needs and best interests of the shareholders of those funds, and/or profited defendants and/or third parties, at the expense of the shareholders, and caused such shareholders financial harm, as described above; (iii) issuing false and misleading statements in the registration statements and

prospectuses for the PBHG Mutual Funds; and/or failing to disclose the market timing activities defendants were permitting, disregarding, or otherwise failing to prevent.

90. Defendants breached their fiduciary duties of complete candor, due care, and loyalty when they caused materially incomplete and misleading registration statements and prospectuses to be prepared and disseminated to all Class members, as detailed above.

91. Defendants' breaches of fiduciary duty caused damage to the shareholders of the PBHG Mutual Funds, who acquired, redeemed, or owned such shares during the Class Period, in the manner described above. Among other things, as set forth above, profits made by the market timers came at the expense of the long-term investors in the PBHG Mutual Funds.

WHEREFORE, Plaintiffs pray for relief and judgment, as follows:

(a) Determining that this action is a proper class action, designating Plaintiffs as Lead Plaintiffs and certifying Plaintiffs as Class representatives under Rule 23 of the Federal Rules of Civil Procedure and their counsel as Lead Counsel;

(b) Awarding compensatory damages in favor of Plaintiffs and the other Class members against all defendants for all damages sustained as a result of defendants' wrongdoing, in an amount to be proven at trial, including interest thereon;

(c) Awarding Plaintiffs and the Class their reasonable costs and expenses incurred in this Action, including counsel fees and expert fees;

(d) Enjoining any such further wrongful conduct as alleged herein; and

(e) Such other and further relief as the Court may deem just and proper.

JURY DEMAND

Plaintiffs hereby demand a trial by jury.

Dated: New York, New York
December 24, 2003

WOLF POPPER LLP

By: [signature]
Marian P. Rosner (MR0410)
Robert C. Finkel (RF2373)
Andrew E. Lencyk (AL4329)
845 Third Avenue
New York, NY 10022-6689
Telephone (212) 759-4600
Facsimile (212) 486-2093

NAPOLI, KAISER & BERN, LLP
Paul Napoli
115 Broadway
New York, NY 10006
Telephone (212) 267-3700
Facsimile (212) 513-7320

STRAUS & BOIES, LLP
David Boies III
Kenneth G. Walsh
333 Main Street, Suite 300
Armonk, NY 10540

Attorneys for Plaintiffs

PLAINTIFF CERTIFICATION

I, James E. Schwartz, hereby state:

1. I have reviewed the complaint against PBHG Funds, and other defendants, and have authorized the filing of the complaint and/or lead plaintiff motion on my behalf by Wolf Popper LLP.

2. I did not purchase any shares of PBHG Funds at the direction of counsel or in order to participate in this private action.

3. I am willing to serve as a representative party on behalf of a class, including providing testimony at deposition and trial, if necessary.

4. The following includes all of my transactions in shares of the Pilgrim Baxter Core Growth Fund during the Class Period as defined in the Complaint:

TRANSACTION (PURCHASE, SALE, EXCHANGE, CALL, PUT, ETC.)	TRADE DATE	PRICE	QUANTITY
Purchase	5/14/96	13.96	101.658
Sale	10/16/01	10.27	115.423

5. I have not filed any action as a representative party on behalf of a class under the federal securities laws during the last three years.

6. I will not accept any payment for serving as a representative party on behalf of a class except to receive my pro rata share of any recovery, or as ordered or approved by the Court, including the award to a representative party of reasonable costs and expenses including lost wages relating to the representation of the class.

I declare under penalty of perjury that the foregoing is true and correct.

Executed this 22nd day of December 2003

J. E. Schwartz

James E. Schwartz

PLAINTIFF CERTIFICATION

I, Scott G. Waldman, hereby state:

1. I have reviewed a draft of the complaint against the Pilgrim Baxter family of mutual funds in the action styled Waldman, as Custodian for Jessica Michelle Waldman, under the New York Uniform Gift to Minors Act v. Old Mutual Asset Management, et al., to be filed in the U.S. District Court for the Southern District of New York, and have authorized the filing of a similar complaint and/or lead plaintiff motion on my behalf by Wolf Popper LLP.

2. I am willing to serve as a representative party on behalf of a class, including providing testimony at deposition and trial, if necessary.

3. I currently hold 288.97 shares in the Pilgrim Baxter PBHG Growth Fund at a market price of $16.68 per share and have held such shares throughout the relevant period.

4. I did not purchase these securities at the direction of my counsel, nor in order to participate in this private action.

5. Less than two weeks ago, I sought to serve as representative on behalf of a class in a factually related case involving another mutual fund company, Alliance Capital Management. I have not sought to serve, or otherwise served as, a representative party on behalf of a class in any other action under the federal securities laws filed during the last 3 years.

6. I will not accept any payment for serving as a representative party on behalf of the Class beyond my pro rata share of any possible recovery, except for an award, as ordered or approved by the Court, for reasonable costs and expenses (including lost wages) directly relating to my representation of the Class.

Signed under penalty of perjury this 17 day of December, 2003.

[signature]

Doc#: 139032